As filed with the Securities and Exchange Commission on JULY 16, 2021

Registration No. 333-249787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

Amendment No. 5
To
Form S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________

STABLE ROAD ACQUISITION CORP.

(Exact Name of Registrant as Specified in Its Charter)

____________________________

Delaware	6770	84-1905538
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

____________________________

1345 Abbot Kinney Blvd.
Venice, California 90291
(883) 478-2253
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Brian Kabot
Chief Executive Officer
1345 Abbot Kinney Blvd.
Venice, California 90291
Tel: (883) 478-2253
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

____________________________

Copies to:

Douglas C. Gessner, P.C. Bradley C. Reed, P.C. Kevin M. Frank Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 Tel: (312) 862-2000	Daniel S. Kim, Esq. Albert W. Vanderlaan, Esq. Hari Raman, Esq. Orrick, Herrington & Sutcliffe LLP 631 Wilshire Boulevard Santa Monica, California 90403 Tel: (310) 633-2800	Dawn Harms Interim Chief Executive Officer Momentus Inc. 3050 Kenneth St., Santa Clara, California 95054 Tel: (650) 564-7820

_____________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)(5)
Class A Common Stock, par value $0.0001 per share(1)(2)	55,443,169	N/A	$557,758,279.79	$60,851.43

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(1)      Based on the estimated maximum number of Class A common stock, par value $0.0001 per share (“SRAC Class A common stock”), of the registrant (“SRAC”) to be issued in connection with the Business Combination described herein, estimated solely for the purpose of calculating the registration fee. This number is based on the sum of (a) the product of (i) the sum of (A) 19,654,777 issued and outstanding shares of Momentus Class A Common Stock, par value $0.00001 per share (the “Momentus Class A Common Stock”), and (B) 131,116,643 issued and outstanding shares of Momentus Preferred Stock, par value $0.000001 per share (“Momentus Preferred Stock” and, together with Momentus Class A Common Stock, “Momentus Stock”), and (ii) an estimated exchange ratio of 0.2448 shares of SRAC Class A common stock for each share of Momentus Stock, (b) the product of (i) 4,381,613, the aggregate number of shares of Momentus Class A Common Stock and Momentus Preferred Stock reserved for issuance upon the exercise of warrants and a certain stock option to purchase Momentus Class A Common Stock or Momentus Preferred Stock outstanding as of June 16, 2021 and that may be issued after such date, and (ii) an estimated exchange ratio of 0.2448 shares of SRAC Class A common stock for each share of Momentus Stock, (c) the product of (i) 21,056,700, the aggregate number of shares of Momentus Class A Common Stock reserved for issuance upon the settlement of options to purchase Momentus Class A Common Stock outstanding as of June 16, 2021 and that may be issued after such date pursuant to the terms of the business combination agreement described herein and (ii) an estimated exchange ratio of 0.2448 shares of SRAC Class A common stock for each share of Momentus Stock and (d) 12,301,406 shares of SRAC Class A common stock estimated to be issued to certain Momentus convertible security holders pursuant to certain agreements between Momentus and such Momentus security holders. Upon the effectiveness of the second amended and restated certificate of incorporation of SRAC, the par value of SRAC Class A common stock will be $0.00001 per share. The estimates set forth in this footnote (1) (including, without limitation, with respect to the share counts and exchange ratio) are as of June 2021 and the estimated maximum number of shares of SRAC Class A common stock to be issued in connection with the Business Combination described herein is not expected to exceed the amount set forth above.

(2)      Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share splits, share dividends or similar transactions.

(3)      Pursuant to Rules 457(c) and 457(f) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed aggregate maximum offering price is (i) $10.06 (the average of the high and low prices of SRAC Class A common stock as reported on the Nasdaq Capital Market on October 30, 2020) multiplied by (ii) 55,443,169 shares of SRAC Class A common stock to be registered.

(4)      Calculated pursuant to Rule 457(f) under the Securities Act to be $60,851.43, which is equal to 0.0001091 multiplied by the proposed maximum aggregate offering price of shares of SRAC Class A common stock of $557,758,279.79.

(5)      An amount equal to $126,832.81 was previously paid on November 2, 2020.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/consent solicitation statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/consent solicitation statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED JULY 16, 2021

STABLE ROAD ACQUISITION CORP.
1345 Abbot Kinney Boulevard
Venice, California 90291

Dear Stable Road Acquisition Corp. Stockholders:

On October 7, 2020, Stable Road Acquisition Corp., a Delaware corporation (“SRAC”), entered into an Agreement and Plan of Merger, as amended on March 5, 2021, April 6, 2021 and June 29, 2021 (as it may be further amended and/or restated from time to time, the “Merger Agreement”) by and among SRAC, Momentus Inc., a Delaware corporation (“Momentus”), Project Marvel First Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of SRAC (“First Merger Sub”), and Project Marvel Second Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of SRAC (“Second Merger Sub”). If (i) the Merger Agreement is adopted by Momentus’ stockholders, (ii) the Merger Agreement and the transactions contemplated thereby, including the issuance of SRAC Class A common stock to be issued as the merger consideration, are approved by SRAC’s stockholders, and (iii) the Merger Agreement and the transactions contemplated by the Merger Agreement are subsequently completed, First Merger Sub will merge with and into Momentus, with Momentus surviving such merger as a wholly owned subsidiary of SRAC, immediately followed by Momentus merging with and into Second Merger Sub, with Second Merger Sub surviving such merger as a wholly owned subsidiary of SRAC (collectively, the “Mergers”; and SRAC following such Mergers, the “Combined Company”).

The aggregate merger consideration payable to the holders of Momentus equity interests (including convertible securities) will be paid in shares of newly issued Combined Company Class A common stock (or securities exercisable for Combined Company Class A common stock) having a value equal to $566,600,000, minus Momentus’ indebtedness for borrowed money as of the closing of the Mergers (the “Closing”), plus the amount of Momentus’ cash and cash equivalents as of the Closing, plus the aggregate exercise price of all Momentus options and warrants outstanding as of immediately prior to the Closing. The Combined Company Class A common stock issued (or reserved for issuance upon exercise of options or warrants) in connection with the Mergers will be based on a deemed value of $10.00 per share.

In addition, pursuant to Subscription Agreements that SRAC entered into with certain investors on October 7, 2020 and July 15, 2021, immediately prior to the consummation of the Mergers, such investors will purchase an aggregate of 11,000,000 shares of Combined Company Class A common stock for $10.00 per share.

SRAC’s units, Class A common stock and public warrants are publicly traded on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbols “SRACU,” “SRAC” and “SRACW,” respectively. We intend to apply to list the Combined Company Class A common stock, including shares of the Combined Company Class A common stock issued in connection with the Mergers, and SRAC’s public warrants on Nasdaq under the symbols “MNTS” and “MNTSW” upon the Closing. SRAC will not have units traded following the Closing. Following the Closing, SRAC intends to change its name to Momentus Inc.

SRAC will hold a special meeting of stockholders (the “Special Meeting”) to consider matters relating to the proposed Mergers. SRAC and Momentus cannot complete the Mergers unless (i) SRAC’s stockholders consent to the approval of the Merger Agreement and the transactions contemplated thereby, including the issuance of SRAC Class A common stock to be issued as the merger consideration, and (ii) Momentus’ stockholders consent to the adoption and approval of the Merger Agreement and the transactions contemplated thereby. SRAC and Momentus are sending you this proxy statement/consent solicitation statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/consent solicitation statement/prospectus.

In light of the ongoing developments related to the COVID-19 pandemic and to protect the health of SRAC stockholders and the community, the Special Meeting will be a completely virtual meeting of stockholders conducted via live audio webcast. You will be able to attend the Special Meeting by visiting and entering your control number as further explained in the accompanying proxy statement/consent solicitation statement/prospectus.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES OF SRAC COMMON STOCK YOU OWN. Whether or not you plan to attend the Special Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/consent solicitation statement/prospectus to make sure that your shares are represented at the Special Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting.

After careful consideration, the board of directors of SRAC has approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (the “Business Combination”) and recommends that stockholders vote “FOR” adoption of the Merger Agreement and approval of the Business Combination, and “FOR” all other proposals presented to SRAC’s stockholders in the accompanying proxy statement/consent solicitation statement/prospectus.

The Momentus board of directors has also approved the Business Combination and recommends that Momentus stockholders adopt the Merger Agreement and approve the Business Combination, including the transactions contemplated by the Merger Agreement and the Mergers.

This proxy statement/consent solicitation statement/prospectus provides you with detailed information about the proposed Mergers. It also contains or references information about SRAC and Momentus and certain related matters. You are encouraged to read this proxy statement/consent solicitation statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 46 for a discussion of the risks you should consider in evaluating the proposed Mergers and how it will affect you.

If you have any questions regarding the accompanying proxy statement/consent solicitation statement/prospectus, you may contact SRAC’s proxy solicitor, Morrow Sodali LLC, at (800) 662-5200 (toll free) or banks and brokers can call collect at (203) 658-9400 or by email to SRAC.info@investor.morrowsodali.com.

Sincerely,

Brian Kabot Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE MERGERS, THE ISSUANCE OF SHARES OF SRAC CLASS A COMMON STOCK IN CONNECTION WITH THE MERGERS OR THE OTHER TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/consent solicitation statement/prospectus is dated               , 2021, and is first being mailed to stockholders of SRAC on or about               , 2021.

STABLE ROAD ACQUISITION CORP.
1345 Abbot Kinney boulevarD
Venice, Ca 90291

NOTICE OF SPECIAL MEETING TO BE HELD ON AUGUST 11, 2021

To the Stockholders of Stable Road Acquisition Corp.:

NOTICE IS HEREBY GIVEN that a Special Meeting of Stable Road Acquisition Corp., a Delaware corporation (“SRAC,” the “Company,” “we,” “us” or “our”), will be held on August 11, 2021 at 10:00 a.m., Eastern Time (the “Special Meeting”). Online check-in will begin at 9:00 Eastern Time and you should allow ample time for the check-in procedures. In light of the on-going developments related to the COVID-19 pandemic and to protect the health of SRAC stockholders and the community, the Special Meeting will be a completely virtual meeting of stockholders conducted via live audio webcast. You will be able to attend the Special Meeting by visiting https://www.cstproxy.com/stableroadacquisitioncorp/2021 and inserting the control number included in your proxy card. You will be able to vote your shares electronically over the Internet and submit questions online during the meeting by logging in to the website listed above and using the control number. The Special Meeting is being held to conduct the following items of business:

Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of October 7, 2020, as amended on March 5, 2021, April 6, 2021 and June 29, 2021 (as it may be further amended from time to time, the “Merger Agreement”), by and among Momentus Inc. (“Momentus”), SRAC, Project Marvel First Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of SRAC (“First Merger Sub”), and Project Marvel Second Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of SRAC (“Second Merger Sub”), pursuant to which First Merger Sub will merge with and into Momentus (the “First Merger”), with Momentus being the surviving corporation of the First Merger (the “surviving corporation”), and immediately following the First Merger, the surviving corporation will merge with and into Second Merger Sub (the “Second Merger” and, collectively with the First Merger and the other transactions contemplated by the Merger Agreement, the “Business Combination” and the Company following such Business Combination, the “Combined Company”), with Second Merger Sub being the surviving company of the Second Merger. A copy of the Merger Agreement is attached as Annex A to the proxy statement/consent solicitation statement/prospectus (the “Business Combination Proposal”).

Proposal No. 2 — The Charter Amendment Proposal — To consider and act upon a proposal to adopt the proposed Second Amended and Restated Certificate of Incorporation of the Company attached as Annex B to the proxy statement/consent solicitation statement/prospectus (the “Charter Amendment Proposal”);

The Governance Proposals — To consider and act upon, on a non-binding advisory basis, seven separate governance proposals relating to the following material differences between SRAC’s existing charter and the proposed charter in accordance with the United States Securities and Exchange Commission requirements:

Proposal No. 3A — To consider and vote upon an amendment to SRAC’s existing charter to increase the total number of authorized shares of all classes of capital stock from 111,000,000 shares to, following the automatic conversion of all Class B common stock into Class A common stock immediately prior to the Closing of the Business Combination, 270,000,000 shares, which would consist of (a) 250,000,000 shares of Class A common stock and (b) 20,000,000 shares of preferred stock.

Proposal No. 3B — To consider and vote upon an amendment to SRAC’s existing charter to require, with respect to any vote to increase or decrease the number of authorized shares of any class or classes of stock (but not below the number of shares then outstanding), the affirmative vote of a majority of the holders of all the then-outstanding shares of capital stock of the Combined Company entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of the Class A Common Stock voting separately as a class shall be required therefor.

Proposal No. 3C — To consider and vote upon an amendment to SRAC’s existing charter to provide, subject to the special rights of the holders of any series of preferred stock of the Combined Company, that no director may be removed from the Combined Company board except for cause and only by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors voting together as a single class; provided that so long as there shall be a Security Director (as defined below), the Security Director shall not be removed except for cause and with the approval of (i) the U.S. Departments of Defense and the Treasury (the “CFIUS Monitoring Agencies”) and (ii) at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors voting together as a single class;

Proposal No. 3D — To consider and vote upon an amendment to SRAC’s existing charter to require the affirmative vote of either a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships (the “Whole Board”) or the holders of at least two-thirds (2/3) of the voting power of all then-outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors, voting together as a single class, for the adoption, amendment, or repeal any provision of the bylaws (in addition to any vote of the holders of any class or series of stock of required by applicable law or by the proposed charter of the Combined Company); provided, however, that if two-thirds (2/3) of the Whole Board has approved such adoption, amendment or repeal, then only the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws; provided, further, that so long as there shall be a Security Director on the Combined Company board, Section 2.2 (Election; Resignation; Removal; Vacancies) of the proposed bylaws of SRAC shall not be amended except with the approval of the CFIUS Monitoring Agencies;

Proposal No. 3E — To consider and vote upon an amendment to SRAC’s existing charter to require the affirmative vote of either a majority of the board of directors or the holders of two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Combined Company for the adoption, amendment, or repeal of certain provisions of the charter; provided that if two-thirds (2/3) of the Whole Board has approved such amendment or repeal, then only the affirmative vote of the holders of at least a majority of the voting power of the then-outstanding shares of capital stock of the Combined Company will be required for the amendment or repeal of such provision; provided, further, that so long as there shall be a Security Director on the Combined Company board, the provisions of the proposed charter that shall be in effect as long as there shall be a Security Director on the Combined Company board, shall not be amended except with the approval of the CFIUS Monitoring Agencies;

Proposal No. 3F — To consider and vote upon an amendment to SRAC’s existing charter to clarify that the exclusive jurisdiction of the Chancery Court of the State of Delaware shall not apply to suits brought to enforce any duty or liability under the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. To the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of claims arising under the Securities Act; and

Proposal No. 3G — To consider and vote upon an amendment to SRAC’s existing charter to authorize all other proposed changes, including, among others, those (i) resulting from the Business Combination, including changing the post-business combination corporate name from “Stable Road Acquisition Corp.” to “Momentus Inc.” and removing certain provisions relating to SRAC’s prior status as a blank check company and SRAC Class B common stock that will no longer apply upon the Closing, or (ii) that are administrative or clarifying in nature, including the deletion of language without substantive effect.

We refer to Proposals No. 3A through 3G collectively as the “Governance Proposals”;

Proposal No. 4 — The Director Election Proposal — a proposal to elect, assuming the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal (as defined below) are all approved and adopted, six directors to the Combined Company’s board of directors (the “Director Election Proposal”), including a director nominated to serve as a Class III director and approved by the CFIUS Monitoring Agencies (the “Security Director”).

Proposal No. 5 — The Equity Incentive Plan Proposal — To approve and adopt the 2021 Equity Incentive Plan (the “Equity Incentive Plan”) and material terms thereunder (the “Equity Incentive Plan Proposal”). A copy of the Equity Incentive Plan is attached to this proxy statement/consent solicitation statement/prospectus as Annex C.

Proposal No. 6 — The Employee Stock Purchase Plan Proposal — To approve and adopt the 2021 Employee Stock Purchase Plan (the “Employee Stock Purchase Plan”) and material terms thereunder (the “Employee Stock Purchase Plan Proposal”). A copy of the Employee Stock Purchase Plan is attached to this proxy statement/consent solicitation statement/prospectus as Annex D.

Proposal No. 7 — The Nasdaq Proposal — a proposal to approve, assuming the Business Combination Proposal and the Charter Amendment Proposal are approved and adopted, for purposes of complying with applicable provisions of Nasdaq Listing Rule 5635, the issuance of more than 20% of SRAC’s issued and outstanding common stock in connection with the Business Combination and the private placement of shares of Combined Company Class A common stock being issued at the time of the Business Combination (the “PIPE Investment”), and the related change in control (collectively, the “Nasdaq Proposal” and, together with the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposals, the Director Election Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal, the “Proposals”).

The above matters are more fully described in the accompanying proxy statement/consent solicitation statement/prospectus. We urge you to read carefully the accompanying proxy statement/consent solicitation statement/prospectus in its entirety, including the Annexes and the accompanying financial statements of SRAC and Momentus.

The record date for the Special Meeting is July 7, 2021. Only stockholders of record at the close of business on that date may vote at the Special Meeting or any adjournment thereof. A complete list of SRAC stockholders of record entitled to vote at the Special Meeting will be available for 10 days before the Special Meeting at SRAC’s principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting. The eligible stockholder list will also be available at the Special Meeting for examination by any stockholder of record present at such meeting.

We are providing the accompanying proxy statement/consent solicitation statement/prospectus and accompanying proxy card to SRAC’s stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments of the Special Meeting. Information about the Special Meeting, the Business Combination and other related business to be considered by SRAC’s stockholders at the Special Meeting is included in this proxy statement/consent solicitation statement/prospectus. Whether or not you plan to attend the Special Meeting, we urge all of SRAC’s stockholders to read the accompanying proxy statement/consent solicitation statement/prospectus, including the Annexes and the accompanying financial statements of SRAC and Momentus, carefully and in their entirety.

After careful consideration, the SRAC Board has approved the Business Combination and recommends that SRAC’s stockholders vote “FOR” adoption of the Merger Agreement and approval of the Business Combination, including the transactions contemplated by the Merger Agreement and the Mergers, and “FOR” all other proposals presented to SRAC’s stockholders in the accompanying proxy statement/consent solicitation statement/prospectus. When you consider the SRAC Board’s recommendation of these proposals, you should keep in mind that SRAC’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. Please see the sections titled “The Business Combination and the Merger Agreement — Interests of Certain SRAC Persons in the Business Combination” and “SRAC Special Meeting of Stockholders — Recommendation to SRAC Stockholders” for additional information.

In connection with SRAC’s initial public offering (the “IPO”), the initial stockholders of SRAC agreed to vote all shares of SRAC Class B common stock and any shares of SRAC Class A common stock purchased during or after the IPO in favor of the Business Combination. Currently, the initial stockholders and SRAC PIPE Partners LLC own approximately 21.7% of SRAC’s issued and outstanding common stock, including all of the outstanding shares of SRAC Class B common stock.

Pursuant to SRAC’s existing charter, a holder of SRAC’s public shares may request that SRAC redeem all or a portion of such stockholder’s public shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any public shares to be redeemed if, prior to 5:00 p.m. Eastern Time on August 9, 2021 (two business days before the Special Meeting), you tender your shares physically or electronically and submit a request in writing that SRAC redeem your public shares for cash to SRAC’s transfer agent.

Holders of units issued in the IPO (“public units”) must elect to separate the underlying shares (“public shares”) and warrants (“public warrants”) prior to exercising redemption rights with respect to the public shares. If holders hold their public units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the public units into the underlying public shares and public warrants, or if a holder holds public units registered in its own name, the holder must contact the transfer agent directly and instruct it to separate the public units. Public stockholders may elect to redeem their public shares even if they vote “for” the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, SRAC will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account established in connection with the IPO (the “Trust Account”), calculated as of two business days prior to the Closing, including interest not previously released to SRAC to pay its income taxes, divided by the number of then issued and outstanding public shares. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account as of June 30, 2021 of approximately $173.0 million, this would have amounted to approximately $10.03 per public share. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. See the section titled “SRAC Special Meeting of Stockholders — Redemption Rights” in the accompanying proxy statement/consent solicitation statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined under Section 13(d) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares without SRAC’s prior consent. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash unless such stockholder first obtains SRAC’s prior consent.

The Merger Agreement provides that the obligation of Momentus to consummate the Business Combination is conditioned on the amount in the Trust Account, the proceeds from PIPE Investment and any alternative financing with respect to the PIPE Investment, on terms and conditions no less favorable in the aggregate than the PIPE Investment (after deducting the cash amounts required to satisfy SRAC Share Redemptions), equaling or exceeding $250,000,000. This condition to closing in the Merger Agreement is for the sole benefit of Momentus and may be waived by it. If this condition becomes incapable of being satisfied at the Closing and continues to be incapable of being satisfied at the Closing for a period of 10 business days (after giving effect to any alternative financing that may be arranged with respect to the PIPE Investment), Momentus may elect not to consummate the Business Combination and may terminate the Merger Agreement.

In no event will SRAC redeem public shares in an amount that would result in its net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being less than $5,000,001. Holders of public warrants do not have redemption rights in connection with the Business Combination.

SRAC’s initial stockholders have agreed to waive their redemption rights with respect to shares of Class B common stock and with respect to any public shares they may have held in connection with the Closing and to convert such shares of Class B common stock into shares of Class A common stock in connection with the Closing. The shares of Class B common stock will be excluded from the pro rata calculation used to determine the per-share redemption price at the time of the redemptions.

The approval of each of the Business Combination Proposal, the Governance Proposals (on an advisory basis), the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Nasdaq Proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding SRAC shares of common stock represented in person or by proxy at the Special Meeting and entitled to vote thereon. The approval of the Charter Amendment Proposal requires the affirmative vote of the holders of a majority of SRAC’s shares of common stock entitled to vote thereon. Directors are elected by a plurality of all of the votes cast by holders of SRAC’s outstanding shares of common stock represented in person or by proxy at the Special Meeting and entitled to vote thereon.

Your vote is very important. Whether or not you plan to attend the Special Meeting via live audio webcast, please vote as soon as possible by following the instructions in this proxy statement/consent solicitation statement/prospectus to make sure that your shares are represented at the Special Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. The Business Combination and the other transactions contemplated by the Merger Agreement will be consummated only if the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal are approved at the Special Meeting. Each of the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal are cross-conditioned on the approval of each other. The Director Election Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal are conditioned on the approval of the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal. The Governance Proposals are not conditioned on the approval of any other Proposals.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting electronically, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. If you are a stockholder of record and you attend the Special Meeting and wish to vote electronically at the Special Meeting, you may withdraw your proxy and vote electronically at the Special Meeting.

Your attention is directed to the proxy statement/consent solicitation statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the Merger Agreement, proposed Business Combination and related transactions and each of the proposals. We encourage you to read the accompanying proxy statement/consent solicitation statement/prospectus carefully. If you have any questions or need assistance voting your common stock, please contact SRAC’s proxy solicitor, Morrow Sodali LLC, at (800) 662-5200 (toll free) or banks and brokers can call collect at (203) 658-9400, or by email to SRAC.info@investor.morrowsodali.com.

Thank you for your participation. We look forward to your continued support.

By Order of the SRAC Board,

Brian Kabot Chief Executive Officer

Momentus Inc.
3050 Kenneth St.
Santa Clara, California 95054

NOTICE OF SOLICITATION OF WRITTEN CONSENT

To the Stockholders of Momentus Inc.:

Pursuant to an Agreement and Plan of Merger, dated as of October 7, 2020, as amended on March 5, 2021, April 6, 2021 and June 29, 2021 (as it may be further amended from time to time, the “Merger Agreement”), by and among Momentus Inc. (“Momentus”), a Delaware corporation, Stable Road Acquisition Corp. (“SRAC”), a Delaware corporation, Project Marvel First Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of SRAC (“First Merger Sub”), and Project Marvel Second Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of SRAC (“Second Merger Sub”), First Merger Sub will merge with and into Momentus (the “First Merger”), with Momentus being the surviving corporation of the First Merger (the “surviving corporation”), and immediately following the First Merger, the surviving corporation will merge with and into Second Merger Sub (the “Second Merger” and, collectively with the First Merger and the other transactions contemplated by the Merger Agreement, the “Business Combination”), with Second Merger Sub being the surviving company of the Second Merger.

The enclosed proxy statement/consent solicitation statement/prospectus is being delivered to you on behalf of the Momentus board of directors to request that holders of Momentus stock as of the record date of July 13, 2021, execute and return written consents to (i) adopt and approve the Merger Agreement and the Business Combination and (ii) approve, on a non-binding advisory basis, each of the amendments described in Proposals 3A through 3G of this proxy statement/consent solicitation statement/prospectus with respect to the proposed Second Amended and Restated Certificate of Incorporation of the Combined Company (the “Governance Proposals”).

The proxy statement/consent solicitation statement/prospectus describes the Merger Agreement and proposed Business Combination and the actions to be taken in connection with the Business Combination and provides additional information about the parties involved. Please give this information your careful attention. A copy of the Merger Agreement is attached as Annex A to the proxy statement/consent solicitation statement/prospectus.

A summary of the appraisal rights that are available to you is described in the proxy statement/consent solicitation statement/prospectus in the section titled “Additional Information — Appraisal Rights.” Please note that if you wish to exercise appraisal rights you must not sign and return a written consent adopting the Merger Agreement. Please also note that if you wish to exercise your appraisal rights, it is not necessary to affirmatively vote against or disapprove the Merger Agreement and the Business Combination. However, you must take all steps necessary to perfect your appraisal rights.

The Momentus board of directors has considered the Business Combination and the terms of the Merger Agreement and has unanimously determined that the Business Combination and the Merger Agreement are fair to and in the best interests of Momentus and its stockholders and recommends that Momentus stockholders adopt the Merger Agreement and approve the Business Combination contemplated by the Merger Agreement and related agreements and the Governance Proposals by submitting a written consent. When you consider the Momentus board’s recommendation, you should keep in mind that Momentus’ directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. Please see the section titled “The Business Combination and the Merger Agreement — Interests of the Momentus Directors and Executive Officers” for additional information.

Please complete, date and sign the written consent furnished with the proxy statement/consent solicitation statement/prospectus and return it promptly to Momentus by one of the means described in the section titled “Momentus Solicitation of Written Consents.”

If you have any questions concerning the Merger Agreement, the Business Combination, the consent solicitation or the accompanying proxy statement/consent solicitation statement/prospectus, or if you have any questions about how to deliver your written consent, please contact Morrow Sodali LLC in connection with the consent solicitation at momentus.info@investor.morrowsodali.com.

By Order of the Board of Directors,

Dawn Harms
Interim Chief Executive Officer [•], 2021

annexES

i

ABOUT THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by Stable Road Acquisition Corp. (“SRAC”) (File No. 333-249787), constitutes a prospectus of SRAC under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Class A common stock, par value $0.00001 per share, of SRAC to be issued if the Business Combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Special Meeting of SRAC stockholders (the “Special Meeting”) at which SRAC stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Merger Agreement, among other matters.

This document also constitutes a consent solicitation statement because the board of directors of Momentus is soliciting written consents using this proxy statement/consent solicitation statement/prospectus from its stockholders to adopt the Merger Agreement and approve the Business Combination, including the Mergers and related agreements.

ADDITIONAL INFORMATION

No person is authorized to give any information or to make any representation with respect to the matters that this proxy statement/consent solicitation statement/prospectus describes other than those contained in this proxy statement/consent solicitation statement/prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by SRAC or Momentus. This proxy statement/consent solicitation statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this proxy statement/consent solicitation statement/prospectus nor any distribution of securities made under this proxy statement/consent solicitation statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of SRAC or Momentus since the date of this proxy statement/consent solicitation statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

FREQUENTLY USED TERMS

In this proxy statement/consent solicitation statement/prospectus, references to:

“Amended and Restated Registration Rights Agreement” are to that certain Amended and Restated Registration Rights Agreement to be entered into by and among SRAC, the Sponsor, certain existing holders of SRAC capital stock and certain Momentus stockholders, a form of which is attached hereto as Annex H;

“Business Combination” are to the Merger Agreement and the transactions contemplated by the Merger Agreement, which include the Mergers and the other transactions contemplated thereby;

“Closing” are to the consummation of the Business Combination;

“Closing Date” are to the date the Closing takes place;

“Code” are to the U.S. Internal Revenue Code of 1986, as amended;

“Combined Company” are to SRAC following the Closing;

“Combined Company Amended and Restated Bylaws” are to the amended and restated bylaws of the Combined Company that will be in effect as of the Closing;

“Combined Company Amended and Restated Charter” are to the second amended and restated certificate of incorporation of the Combined Company that will be in effect as of the Closing, a form of which is attached hereto as Annex B;

“Combined Company Class A common stock” are to Combined Company’s Class A common stock, par value $0.00001 per share;

“Combined Company governing documents” are to the Combined Company Amended and Restated Charter and the Combined Company Amended and Restated Bylaws;

“DGCL” are to the Delaware General Corporation Law;

“Effective Time” are to the time at which the Mergers become effective pursuant to the Merger Agreement;

“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

“existing charter” are to SRAC’s Amended and Restated Certificate of Incorporation;

“existing bylaws” are to SRAC’s Bylaws;

“First Merger Sub” are to Project Marvel First Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of SRAC;

“founder shares” are to the 4,312,500 shares of SRAC Class B common stock initially purchased by the Sponsor in a private placement prior to the IPO, and the shares of Combined Company Class A common stock issued upon the conversion thereof, of which 176,471 of such shares were transferred to SRAC Partners on October 7, 2020 and 3,886,029 are currently held by Sponsor after the relinquishment of 250,000 shares of SRAC Class B common stock pursuant to the settlement with the SEC described in “Information About Momentus — Legal Proceedings”;

“initial stockholders” are to holders of SRAC’s founder shares prior to the IPO;

“IPO” are to SRAC’s initial public offering of units, the base offering of which closed on November 13, 2019;

“Lockup Agreements” are to the Lockup Agreements being executed in connection with the Closing pursuant to which PML, certain affiliates of PML and certain other Momentus stockholders are agreeing not to transfer any shares of SRAC Class A common stock for a period of six months from the Closing or, if earlier, until certain post-closing share price targets are satisfied;

“Merger Agreement” are to the Agreement and Plan of Merger, dated as of October 7, 2020, as amended on March 5, 2021, April 6, 2021 and June 29, 2021, by and among SRAC, First Merger Sub, Second Merger Sub, and Momentus, a copy of which is attached hereto as Annex A;

“Merger Consideration” are to the aggregate consideration given to holders of Momentus equity (including convertible securities) in connection with the Mergers, which will be paid in shares of newly issued Combined Company Class A common stock (or securities exercisable for Combined Company Class A common stock) having a value equal to $566,600,000, minus Momentus’ indebtedness for borrowed money as of the Closing, plus the amount of Momentus’ cash and cash equivalents (excluding restricted cash as determined in accordance with GAAP, any cash being held on behalf of Momentus’ customers and any security deposits for leases) as of the Closing, plus the aggregate exercise price of all options and warrants of Momentus outstanding as of immediately prior to the Closing. The Combined Company Class A common stock to be issued (or reserved for issuance upon exercise of options or warrants) to holders of Momentus equity will be based on a deemed value of $10.00 per share;

“Mergers” are to the mergers consummated pursuant to the Merger Agreement, whereby Project Marvel First Merger Sub, Inc., will merge with and into Momentus, with Momentus surviving the merger as a wholly owned subsidiary of SRAC, immediately followed by Momentus merging with and into Project Marvel Second Merger Sub, LLC, with Project Marvel Second Merger Sub, LLC surviving the merger as a wholly owned subsidiary of the Combined Company;

“Momentus” are to Momentus Inc., a Delaware corporation;

“Momentus capital stock” are to Momentus’ Class A common stock, Class B common stock, FF Preferred Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series A Preferred Stock and Series A-1 Preferred Stock;

“Momentus Disclosure Letter” are to the letter dated as of October 7, 2020 and delivered by Momentus to SRAC pursuant to the Merger Agreement;

“Momentus Stock Adjusted Fully Diluted Shares” are to the sum of (a) aggregate number of shares of capital stock of Momentus outstanding as of immediately prior to the effective time of the First Merger (including all shares of Momentus restricted stock, whether vested or unvested), (b) the aggregate number of shares of Momentus Class A common stock issuable upon exercise of all options and warrants of Momentus, whether vested or unvested, outstanding as of immediately prior to the effective time of the First Merger and (c) the aggregate number of shares of Momentus Class A company stock into which the SAFE notes are deemed to convert for purposes of receiving the Per Share Company Stock Consideration in accordance with the terms of the SAFE notes in connection with the Transactions;

“NSA” is to the National Security Agreement dated June 8, 2021 by and among Mikhail Kokorich in his individual capacity and on behalf of Nortrone Finance S.A., Lev Khasis and Olga Khasis, each in their respective individual capacities and on behalf of Brainyspace LLC, Momentus Inc., and the U.S. government, represented by the U.S. Departments of Defense and the Treasury;

“Per Share Company Stock Consideration” are to the number of shares of Combined Company Class A common stock equal to the Merger Consideration divided by Momentus Stock Adjusted Fully Diluted Shares;

“PIPE Investment” are to the issuance and sale of 11,000,000 shares of Combined Company Class A common stock to the PIPE Investors, together with warrants to purchase 11,000,000 shares of Combined Company Class A common stock at an initial exercise price of $11.50 per share, in a private placement that will close immediately prior to the Closing;

“PIPE Investors” are to the qualified institutional buyers and accredited investors that have agreed to purchase shares of Combined Company Class A common stock in the PIPE Investment, including 1,500,000 shares which were agreed to be purchased by certain entities affiliated with Sponsor;

“PML” are to Prime Movers Lab Fund I, LP, a Delaware limited partnership, who with certain affiliated equityholders of PML, are a signatory to a Support Agreement and a Lockup Agreement;

“private placement shares” are to the shares sold as part of the private placement units;

“private placement units” are to SRAC’s units issued to the Sponsor and Cantor Fitzgerald & Co. in a private placement simultaneously with the closing of the IPO, each of which consists of one public share and one-half of one public warrant;

“private placement warrants” are to the warrants sold as part of the private placement units;

“proposed charter” are to the proposed form of the Combined Company Amended and Restated Charter, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex B;

“public shares” are to shares of SRAC Class A common stock sold as part of the units in the IPO (whether purchased in the IPO or thereafter in the open market);

“public stockholders” are to the holders of SRAC’s public shares;

“public units” are to SRAC’s units sold in the IPO, each of which consists of one public share and one-half of one public warrant;

“public warrants” are to the warrants sold as part of the units in the IPO (whether purchased in the IPO or thereafter in the open market);

“Registration Statement” are to the registration statement on Form S-4 (Registration No. 333-249787) of which this proxy statement/consent solicitation statement/prospectus forms a part;

“Restrictive Covenant Agreement” are to the Non-Competition, Non-Solicitation and Confidentiality Agreement, by and between SRAC and Mikhail Kokorich and executed concurrently with the Merger Agreement;

“SAFE notes” are to Momentus’ Simple Agreements for Future Equity (“SAFEs”), which are convertible securities that have been issued by Momentus to investors;

“SEC” are to the U.S. Securities and Exchange Commission;

“Second Merger Sub” are to Project Marvel Second Merger Sub, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of SRAC;

“Securities Act” are to the Securities Act of 1933, as amended;

“Special Meeting” are to the meeting of SRAC’s stockholders to be held on August 11, 2021;

“Sponsor” are to SRC-NI Holdings, LLC, a Delaware limited liability company, which is the sponsor of SRAC and an affiliate of certain of SRAC’s officers and directors;

“Sponsor Agreement” are to that certain Sponsor Agreement, dated as of October 7, 2020, by and among SRAC, Sponsor, SRAC Partners and Momentus, a copy of which is attached hereto as Annex E;

“Sponsor Contingent Closing Shares” are to up to 1,437,500 founder shares that may be surrendered to SRAC immediately prior to the Closing and for no consideration in accordance with the terms of the Sponsor Agreement;

“Sponsor Earnout Shares” are to the 1,437,500 shares of SRAC Class A common stock issuable upon conversion of the founder shares that will become subject to potential forfeiture in accordance with the terms of the Merger Agreement and the Sponsor Agreement;

“SRAC” are to Stable Road Acquisition Corp., a Delaware corporation, prior to the Closing;

“SRAC Board” are to the board of directors of SRAC prior to the Closing;

“SRAC Class A common stock” are to SRAC’s Class A common stock, par value $0.0001 per share, which following the Closing, will be Combined Company Class A common stock;

“SRAC Class B common stock” are to SRAC’s Class B common stock, par value $0.0001 per share;

“SRAC common stock” are to SRAC Class A common stock and SRAC Class B common stock, collectively;

“SRAC Disclosure Letter” are to the letter dated as of October 7, 2020 and delivered by SRAC, First Merger Sub and Second Merger Sub to Momentus pursuant to the Merger Agreement;

“SRAC Partners” are to SRAC PIPE Partners LLC, a Delaware limited liability company and a signatory to the Sponsor Agreement, a Support Agreement and a Subscription Agreement, and which will be a signatory to the Amended and Restated Registration Rights Agreement;

“SRAC Share Redemption” are to the election of an eligible (as determined in accordance with SRAC’s governing documents) holder of shares of SRAC Class A common stock to redeem all or a portion of the shares of SRAC Class A common stock held by such holder at a per-share price, payable in cash, equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the Closing, including interest not previously released to SRAC to pay its taxes, by (b) the total number of then outstanding shares of SRAC Common Stock;

“SRAC warrants” are to the public warrants and the private placement warrants;

“SRAC’s governing documents” are to the existing charter and existing bylaws of SRAC;

“Subscription Agreement Amendments” are to those certain amendments to the Subscription Agreements, dated as of July 15, 2021, by and among SRAC, Momentus and the PIPE Investors, a form of which is attached hereto as Annex I;

“Subscription Agreements” are to those certain Subscription Agreements, dated as of October 7, 2020, by and among SRAC and certain investors, including SRAC Partners, a form of which is attached hereto as Annex G;

“Support Agreements” are to those certain Support Agreements, dated as of October 7, 2020, by and among SRAC, on the one hand, and Momentus PML SPV 1 LP and PML, on the other hand, a form of which is attached hereto as Annex F;

“Transactions” are to the Merger Agreement and to the Business Combination;

“Trust Account” are to the Trust Account for the benefit of SRAC, certain of its public stockholders and the underwriter of the IPO;

“Trust Agreement” are to that certain Investment Management Trust Agreement, dated as of November 7, 2019, between SRAC and Continental Stock Transfer & Trust Company, as trustee;

“units” are to the private placement units and the public units;

“Warrant Agreement” are to that certain Warrant Agreement, dated as of November 7, 2019, between Continental Stock Transfer & Trust Company, as warrant agent, and SRAC;

“Written Consent Party” are to PML and an affiliated entity of PML; and

“Written Consent Failure” are to the failure of a Written Consent Party (as defined herein) to deliver its Stockholder Written Consent (as defined herein) within three business days of the Registration Statement becoming effective.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

SRAC and Momentus own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their business. In addition, their names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this proxy statement/consent solicitation statement/prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/consent solicitation statement/prospectus are listed without the applicable ®, ™ and sm symbols, but SRAC, Momentus and third parties will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/consent solicitation statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding SRAC’s, Momentus’ or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, and are not guarantees of future performance. The words “may,” “will,” “anticipate,” “believe,” “expect,” “continue,” “could,” “estimate,” “future,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “aim,” “strive,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/consent solicitation statement/prospectus may include, for example, statements about:

•        SRAC’s ability to consummate the Business Combination;

•        the benefits of the Business Combination;

•        the Combined Company’s financial performance following the Business Combination;

•        the Combined Company’s strategy, future operations, projected capital resources and financial position, estimated revenues and losses, projected costs and capital expenditures, prospects and plans;

•        the potential future capabilities of Momentus’ technology, including its water plasma propulsion technology;

•        projections of market growth and size;

•        expansion plans and opportunities; and

•        the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this proxy statement/consent solicitation statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how to vote your proxy or instruct how your vote should be cast on the proposals set forth in this proxy statement/consent solicitation statement/prospectus. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•        the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Merger Agreement;

•        the outcome of any legal proceedings that may be instituted against SRAC or Momentus following announcement of the proposed Business Combination and transactions contemplated thereby;

•        the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of SRAC or Momentus or to satisfy other conditions to the Closing in the Merger Agreement;

•        the ability to obtain or maintain the listing of Combined Company Class A common stock on Nasdaq following the Business Combination;

•        the risk that the proposed Business Combination disrupts current plans and operations of Momentus as a result of the announcement and consummation of the transactions described herein;

•        the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Momentus to manage its growth following the Business Combination;

•        the ability of the Combined Company to effectively market and sell satellite transport services and planned in-orbit services;

•        the ability of the Combined Company to protect intellectual property and trade secrets;

•        the development of the markets for satellite transport and in-orbit services;

•        the ability of the Combined Company to develop, test and validate its technology, including its water plasma propulsion technology;

•        delays or impediments that the Combined Company may face in the development, manufacture and deployment of next generation satellite transport systems;

•        the ability of the Combined Company to convert backlog or inbound inquiries into revenue;

•        changes in applicable laws or regulations and extensive and evolving government regulations that impact operations and business, including export control license requirements;

•        the ability to attract or maintain a qualified workforce with the required security clearances and requisite skills;

•        level of product service or product or launch failures that could lead customers to use competitors’ services;

•        investigations, claims, disputes, enforcement actions, litigation and/or other regulatory or legal proceedings;

•        costs related to the Business Combination;

•        the effects of the COVID-19 pandemic on the Combined Company’s business;

•        the Combined Company’s ability to comply with the terms of the NSA and any related compliance measures instituted by the Security Director;

•        the possibility that the Combined Company may be adversely affected by other economic, business, and/or competitive factors; and

•        other risks and uncertainties described in this proxy statement/consent solicitation statement/prospectus, including those under the section titled “Risk Factors.”

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

The following questions and answers highlight selected information from this proxy statement/consent solicitation statement/prospectus and briefly address certain questions that you may have regarding the Business Combination, the Special Meeting and the consent solicitation. We encourage you to carefully read this entire proxy statement/consent solicitation statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the financial statements and annexes attached hereto and other documents referred to herein.

Questions and Answers About the Special Meeting of SRAC Stockholders
and the Related Proposals

In light of the ongoing developments related to the COVID-19 pandemic and to protect the health of SRAC stockholders and the community, the Special Meeting will be a completely virtual meeting of stockholders conducted via live audio webcast.

Q:     How do I attend a virtual meeting?

A:     As a registered stockholder of SRAC, along with this proxy statement/consent solicitation statement/prospectus, you received a proxy card from Continental Stock Transfer & Trust Company, our transfer agent (“Continental”), which contains instructions on how to attend the virtual Special Meeting, including the URL address and your control number. You will need your control number for access. If you do not have your control number, contact Continental at 917-262-2373, or by email at proxy@continentalstock.com.

You can pre-register to attend the virtual meeting starting on August 4, 2021 (5 business days prior to the meeting). Enter the following URL address into your browser (https://www.cstproxy.com/stableroadacquisitioncorp/2021), then enter your control number, name and email address. Once you pre-register, you can vote or enter questions in the chat box. At the start of the Special Meeting, you will need to re-log in using the same control number and, if you want to vote during the meeting, you will be prompted to enter your control number again.

Beneficial owners who own their investments through a bank or broker will need to contact Continental to receive a control number. If you plan to vote at the Special Meeting, you will need to have a legal proxy from your bank or broker, or if you would like to join and not vote, Continental can issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number, at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen to the Special Meeting by dialing 1 877-770-3647 and when prompted enter the pin 39430716#. This phone line will be listen only, so you will not be able to vote or enter questions during the Special Meeting.

Q:     Why am I receiving this proxy statement/consent solicitation statement/prospectus?

A:     SRAC stockholders are being asked to consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Business Combination (such proposal, the “Business Combination Proposal”).

A copy of the Merger Agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A. This proxy statement/consent solicitation statement/prospectus and its annexes contain important information about the Merger and Agreement, the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You should read this proxy statement/consent solicitation statement/prospectus and its annexes carefully and in their entirety.

Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/consent solicitation statement/prospectus and its annexes.

Q:     What is being voted on at the Special Meeting?

A:     Below are the proposals on which SRAC stockholders will vote at the Special Meeting.

Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of October 7, 2020, as amended on March 5, 2021, April 6, 2021 and June 29, 2021 (as it may be further amended from time to time, the “Merger Agreement”), by and among Momentus Inc. (“Momentus”), SRAC, Project Marvel First Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of SRAC (“First Merger Sub”), and Project Marvel Second Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of SRAC (“Second Merger Sub”), pursuant to which First Merger Sub will merge with and into Momentus (the “First Merger”), with Momentus being the surviving corporation of the First Merger (the “surviving corporation”), and immediately following the First Merger, the surviving corporation will merge with and into Second Merger Sub (the “Second Merger” and, collectively with the First Merger and the other transactions contemplated by the Merger Agreement, the “Business Combination”), with Second Merger Sub being the surviving company of the Second Merger. A copy of the Merger Agreement is attached as Annex A to this proxy statement/consent solicitation statement/prospectus.

Proposal No. 2 — The Charter Amendment Proposal — To consider and act upon a proposal to adopt the proposed Second Amended and Restated Certificate of Incorporation of the Company attached as Annex B to this proxy statement/consent solicitation statement/prospectus (the “Charter Amendment Proposal”);

The Governance Proposals — To consider and act upon, on a non-binding advisory basis, seven separate governance proposals relating to the following material differences between SRAC’s existing charter and the proposed charter in accordance with the United States Securities and Exchange Commission (“SEC”) requirements:

Proposal No. 3A — To consider and vote upon an amendment to SRAC’s existing charter to increase the total number of authorized shares of all classes of capital stock from 111,000,000 shares to, following the automatic conversion of all Class B common stock into Class A common stock immediately prior to the Closing of the Business Combination, 270,000,000 shares, which would consist of (a) 250,000,000 shares of Class A common stock and (b) 20,000,000 shares of preferred stock;

Proposal No. 3B — To consider and vote upon an amendment to SRAC’s existing charter to require, with respect to any vote to increase or decrease the number of authorized shares of any class or classes of stock (but not below the number of shares then outstanding), the affirmative vote of a majority of the holders of all the then-outstanding shares of capital stock of the Combined Company entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of the Class A Common Stock voting separately as a class shall be required therefor.

Proposal No. 3C — To consider and vote upon an amendment to SRAC’s existing charter to provide, subject to the special rights of the holders of any series of preferred stock of the Combined Company, that no director may be removed from the Combined Company board except for cause and only by the affirmative vote of the holders of at least two-thirds (⅔) of the voting power of the then-outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors voting together as a single class; provided that so long as there shall be a Security Director (as defined below), the Security Director shall not be removed except for cause and with the approval of (i) the U.S. Departments of Defense and the Treasury (the “CFIUS Monitoring Agencies”) and (ii) at least two-thirds (⅔) of the voting power of the then-outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors voting together as a single class.

Proposal No. 3D — To consider and vote upon an amendment to SRAC’s existing charter to require the affirmative vote of either a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships (the “Whole Board”) or the holders of at least two-thirds (⅔) of the voting power of all then-outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors, voting together as a single class, for the adoption, amendment, or repeal any provision of the bylaws (in addition to any vote of the holders of any class or series of stock of required by applicable law or by the proposed charter of the Combined Company); provided, further, that so long as there shall be a Security Director on the Combined Company board, Section 2.2 of the proposed bylaws of SRAC shall not be amended except with the approval of the CFIUS Monitoring Agencies;

Proposal No. 3E — To consider and vote upon an amendment to SRAC’s existing charter to require the affirmative vote of either a majority of the board of directors or the holders of two-thirds (⅔) of the voting power of the then-outstanding shares of capital stock of the Combined Company for the adoption, amendment, or repeal of certain provisions of the charter; provided that if two-thirds (⅔) of the Whole Board has approved such amendment or repeal, then only the affirmative vote of the holders of at least a majority of the voting power of the then-outstanding shares of capital stock of the Combined Company will be required for the amendment or repeal of such provision; provided, further, that so long as there shall be a Security Director on the Combined Company board, the provisions of the proposed charter that shall be in effect as long as there shall be a Security Director on the Combined Company board, shall not be amended except with the approval of the CFIUS Monitoring Agencies;

Proposal No. 3F — To consider and vote upon an amendment to SRAC’s existing charter to clarify that the exclusive jurisdiction of the Chancery Court of the State of Delaware shall not apply to suits brought to enforce any duty or liability under the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. To the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of claims arising under the Securities Act; and

Proposal No. 3G — To consider and vote upon an amendment to SRAC’s existing charter to authorize all other proposed changes, including, among others, those (i) resulting from the Business Combination, including changing the post-business combination corporate name from “Stable Road Acquisition Corp.” to “Momentus Inc.” and removing certain provisions relating to SRAC’s prior status as a blank check company and SRAC Class B common stock that will no longer apply upon the Closing, or (ii) that are administrative or clarifying in nature, including the deletion of language without substantive effect.

We refer to Proposals No. 3A through 3G collectively as the “Governance Proposals”;

Proposal No. 4 — The Director Election Proposal — a proposal to elect, assuming the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal are all approved and adopted, six directors to the Combined Company’s board of directors (the “Director Election Proposal”), including a director nominated to serve as a Class III director and approved by the CFIUS Monitoring Agencies (the “Security Director”).

Proposal No. 5 — The Equity Incentive Plan Proposal — To approve and adopt the 2021 Equity Incentive Plan (the “Equity Incentive Plan”) and material terms thereunder (the “Equity Incentive Plan Proposal”). A copy of the Equity Incentive Plan is attached to this proxy statement/consent solicitation statement/prospectus as Annex C.

Proposal No. 6 — The Employee Stock Purchase Plan Proposal — To approve and adopt the 2021 Employee Stock Purchase Plan (the “Employee Stock Purchase Plan”) and material terms thereunder (the “Employee Stock Purchase Plan Proposal”). A copy of the Employee Stock Purchase Plan is attached to this proxy statement/consent solicitation statement/prospectus as Annex D.

Proposal No. 7 — The Nasdaq Proposal — a proposal to approve, assuming the Business Combination Proposal and the Charter Amendment Proposal are approved and adopted, for purposes of complying with applicable provisions of Nasdaq Listing Rule 5635, the issuance of more than 20% of SRAC’s issued and outstanding common stock in connection with the Business Combination and the PIPE Investment, and the related change in control (collectively, the “Nasdaq

Proposal” and, together with the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposals, the Director Election Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal, the “Proposals”).

Q:     Are the proposals conditioned on one another?

A:     Yes. The Closing is conditioned on the approval of the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal at the Special Meeting. Each of the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal are cross-conditioned on the approval of each other. The Director Election Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal are conditioned on the approval of the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal. The Governance Proposals are not conditioned on the approval of any of the other Proposals.

Q:     Why is SRAC providing stockholders with the opportunity to vote on the Business Combination?

A:     Under SRAC’s current charter, SRAC must provide all holders of public shares with the opportunity to redeem their public shares upon the consummation of an initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, SRAC has elected to provide its stockholders with the opportunity to have their public shares redeemed in connection with a stockholder vote rather than a tender offer. Therefore, SRAC is seeking to obtain the approval of its stockholders of the Business Combination Proposal in order to allow its public stockholders to effectuate their SRAC Share Redemptions in connection with the Closing. The approval of SRAC stockholders of the Business Combination Proposal is also a condition to the Closing in the Merger Agreement.

Q:     What will happen in the Business Combination?

A:     Pursuant to the Merger Agreement, and upon the terms and subject to the conditions set forth therein, SRAC will acquire Momentus in a series of transactions we collectively refer to as the “Business Combination.” At the Closing, among other things, First Merger Sub will merge with and into Momentus, with Momentus continuing as the surviving corporation, and Second Merger Sub will merge with and into Momentus, with Second Merger Sub continuing as the surviving company. As a result of the Mergers, at the Closing, SRAC will own 100% of the outstanding equity interests of the surviving company and each share of capital stock, as well as securities convertible or exercisable for shares of capital stock, of Momentus will have been cancelled and converted into the right to receive the Merger Consideration in accordance with the Merger Agreement.

A copy of the Merger Agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A. For more information about the Merger Agreement and the Business Combination, see the section titled “The Business Combination and the Merger Agreement.”

Q:     What conditions must be satisfied to complete the Business Combination?

A:     There are a number of closing conditions in the Merger Agreement, including the approval by SRAC stockholders of the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal. For a summary of the conditions that must be satisfied or waived prior to the Closing, see the section titled “The Business Combination and the Merger Agreement — The Merger Agreement — Conditions to the Completion of the Mergers.”

Q:     How will SRAC be managed and governed following the Business Combination?

Following the Closing, it is expected that the current senior management of Momentus will comprise the senior management of the Combined Company, except that Ms. Harms, who has been serving as Interim Chief Executive Officer, is expected to return to the position of Chief Revenue Officer of the Combined Company upon the appointment of a new Chief Executive Officer, which may occur before the Closing. Assuming the election of the nominees at the Special Meeting as set forth in the Director Election Proposal, the Combined Company’s board of directors will consist of Chris Hadfield, Brian Kabot, Mitchel B. Kugler, Kimberly A. Reed, Linda J. Reiners and John C. Rood. Please see the section titled “Management After the Business Combination.”

Q:     What equity stake will current SRAC stockholders, the PIPE Investors, the initial stockholders and Momentus stockholders hold in SRAC following the consummation of the Transactions?

A:     It is anticipated that, upon completion of the Transactions, assuming no SRAC Share Redemptions (which we refer to as the “no redemption scenario”) and subject to the assumptions set forth below, the concentration of ownership of the issued and outstanding capital stock of the Combined Company will be as follows:

Beneficial Owners	Ownership Percentage
SRAC’s existing public stockholders (collectively, but excluding any shares issued to such persons in connection with the PIPE Investment)	20.9%
Sponsor and its affiliate, SRAC Partners	7.3%
Momentus’ existing securityholders	60.2%
PIPE Investors (excluding SRAC Partners) (collectively, but excluding any public shares held by such persons)	11.5%

Alternatively, it is anticipated that, upon completion of the Transactions, assuming no SRAC Share Redemptions in excess of the amount required to satisfy the minimum cash condition set forth in the Merger Agreement (which we refer to as the “maximum redemption scenario”) and subject to the assumptions set forth below, the concentration of ownership of the issued and outstanding capital stock of the Combined Company will be as follows:

Beneficial Owners	Ownership Percentage
SRAC’s existing public stockholders (collectively, but excluding any shares issued to such persons in connection with the PIPE Investment)	17.6%
Sponsor and its affiliate, SRAC Partners	7.6%
Momentus’ existing securityholders	62.7%
PIPE Investors (excluding SRAC Partners) (collectively, but excluding any public shares held by such persons)	12.0%

The foregoing illustrative ownership percentages of the Combined Company (a) include the 1,437,500 shares of SRAC Class A common stock representing the Sponsor Earnout Shares and (b) assume (1) (x) in the case of the no redemption scenario, no public shares are elected to be redeemed by SRAC stockholders and (y) in the case of the maximum redemption scenario, all but 13,957,646 public shares are elected to be redeemed by SRAC stockholders, (2) the issuance of 11,000,000 shares of Combined Company Class A common stock to the PIPE Investors in the PIPE Investment, for aggregate gross proceeds of $110,000,000, (3) that the amount of Momentus’ cash and cash equivalents (excluding restricted cash as determined in accordance with GAAP, any cash being held on behalf of Momentus’ customers and any security deposit for leases) as of the Closing will be equal to $13,000,000, (4) that the amount of Momentus’ indebtedness as of the Closing will be equal to $26,500,000, (5) the consummation of the transactions contemplated by the Sponsor Agreement, on the basis of the assumptions set forth in clause (b) hereof with respect to the PIPE Investment and SRAC Share Redemptions resulting in the surrender (x) in the case of the no redemption scenario, of no shares of SRAC Class B common stock and (y) in the case of the maximum redemption scenario, of 1,437,500 shares of SRAC Class B common stock, (6) that immediately after the Closing, the total number of shares of Combined Company Class A common stock outstanding will be equal to (x) in the case of the no redemption scenario, approximately 82,649,589 and (y) in the case of the maximum redemption scenario, approximately 79,357,235.

Please see the sections titled “Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus — Ownership after the Closing; Impact of the Business Combination on the Combined Company’s Public Float,” “Unaudited Pro Forma Condensed Combined Financial Information” and “Security Ownership of Certain Beneficial Owners and Management” for further information.

Q:     Why is SRAC proposing the Charter Amendment Proposal?

A:     The Second Amended and Restated Certificate of Incorporation that SRAC is asking its stockholders to approve in connection with the Business Combination provides for, among other things, certain amendments to SRAC’s existing charter. Pursuant to Delaware law and the Merger Agreement, we are required to submit the Charter Amendment Proposal to SRAC’s stockholders for adoption. See the section titled “Proposal No. 2 — The Charter Amendment Proposal” for additional information.

Q:     Why is SRAC proposing the Governance Proposals?

A:     As required by applicable SEC guidance, SRAC is requesting that its stockholders vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions contained in the Second Amended and Restated Certificate of Incorporation that materially affect stockholder rights. This separate vote on the Governance Proposals is not otherwise required by Delaware law, but pursuant to SEC guidance, SRAC is required to submit these provisions to its stockholders separately for approval. However, the stockholder vote regarding the Governance Proposals is an advisory vote, and is not binding on SRAC or its Board, in contrast to the vote on the Charter Amendment Proposal, which will be binding on SRAC and its Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Governance Proposals.

See the section titled “Proposals No. 3A through 3G — The Governance Proposals” for additional information.

Q:     Why is SRAC proposing the Nasdaq Proposal?

A:     SRAC is proposing the Nasdaq Proposal in order to comply with Nasdaq listing rules, which require stockholder approval of certain transactions that result in the issuance of 20% or more of a company’s outstanding voting power or shares of common stock outstanding before the issuance of stock or securities. In connection with the Transactions, SRAC intends to issue (subject to customary terms and conditions, including the Closing) (i) approximately 49,792,089 shares of Combined Company Class A common stock in the Business Combination in both the no redemption and maximum redemption scenarios (which amount does not include the shares underlying the Rollover Options or Assumed Warrants) and (ii) 11,000,000 shares of SRAC Class A common stock in the PIPE Investment. Because SRAC will issue 20% or more of its outstanding voting power and outstanding common stock in connection with the Transactions, it is required to obtain stockholder approval of such issuances pursuant to Nasdaq listing rules. Stockholder approval of the Nasdaq Proposal is also a condition to the Closing in the Merger Agreement. See the section titled “Proposal No. 7 — The Nasdaq Proposal” for additional information.

Q:     What happens if I sell my shares of Class A common stock before the Special Meeting?

A:     The record date for the Special Meeting is earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of Class A common stock after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your shares of Class A common stock because you will no longer be able to deliver them for cancellation upon the Closing in accordance with the provisions described herein. If you transfer your shares of Class A common stock prior to the record date, you will have no right to vote those shares at the Special Meeting or redeem those shares for a pro rata portion of the proceeds held in the Trust Account.

Q:     What vote is required to approve the Proposals presented at the Special Meeting?

A:     Approval of each of the Business Combination Proposal, the Governance Proposals (on an advisory basis), the Nasdaq Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal requires the affirmative vote (in person or by proxy) of the holders of the majority of SRAC’s outstanding shares of Class A common stock and Class B common stock entitled to vote and actually cast thereon at the Special Meeting, voting as a single class. Approval of the Charter Amendment Proposal requires the affirmative vote (in person or by proxy) of the holders of a majority of SRAC’s outstanding shares of Class A common stock and Class B common stock entitled to vote thereon at the Special Meeting, voting as a single class. Directors are elected by a plurality of the votes cast by holders of SRAC’s outstanding shares of Class A common stock and Class B common stock represented in person or by proxy at the Special Meeting and entitled to vote thereon. This means that the six director nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors.

Q:     May our Sponsor, directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?

A:     In connection with the stockholder vote to approve the proposed Business Combination, our Sponsor, directors, officers, or advisors or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per share pro rata portion of the Trust Account. None of our Sponsor, directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. In the event that our Sponsor, directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per share pro rata portion of the Trust Account.

Q:     How many votes do I have at the Special Meeting?

A:     SRAC’s stockholders are entitled to one vote at the Special Meeting for each share of Class A common stock or Class B common stock held of record as of July 7, 2021, the record date for the Special Meeting. As of the close of business on the record date, there were a combined 21,395,683 outstanding shares of Class A common stock and Class B common stock.

Q:     What constitutes a quorum at the Special Meeting?

A:     Holders of a majority in voting power of Class A common stock and Class B common stock issued and outstanding and entitled to vote at the Special Meeting, present in person or represented by proxy, constitute a quorum. In the absence of a quorum, the chairman of the meeting has the power to adjourn the Special Meeting. As of the record date for the Special Meeting,                shares of Class A common stock and Class B common stock, in the aggregate, would be required to achieve a quorum.

Q:     How will SRAC’s Sponsor, directors and officers vote?

A:     In connection with our IPO, we entered into an agreement with our Sponsor and each of SRAC’s directors and officers, pursuant to which each agreed to vote any shares of Class A common stock and Class B common stock owned by them in favor of the Business Combination Proposal. Concurrently with the execution of the Merger Agreement, SRAC, Sponsor, SRAC Partners and Momentus entered into the Sponsor Agreement pursuant to which, among other things, Sponsor and SRAC Partners agreed to support the transactions contemplated by the Merger Agreement, including agreeing to vote in favor of the adoption of the Merger Agreement at the Special Meeting. Currently, our Sponsor, its affiliate SRAC Partners, and our Sponsor’s directors and officers collectively own approximately 21.7% of our issued and outstanding shares of Class A common stock and Class B common stock, in the aggregate, including all of the founder shares.

While our Sponsor and each of SRAC’s directors and officers have agreed to vote their shares in favor of the Business Combination Proposal, stockholders should consider that our Sponsor and SRAC’s directors and officers may have interests that are different from, or in addition to, those of other stockholders, and may be incentivized to complete the Business Combination even if it is with a less favorable target company or on less favorable terms, rather than liquidate. See the immediate following question and answer for additional information on such conflicts.

Q:     What interests do SRAC’s Sponsor, directors and officers have in the Business Combination?

A:     In considering the recommendation of our board of directors to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, our Sponsor and certain of SRAC’s directors and officers have interests in the Business Combination that are different from, or in addition to (and which may conflict with), the interests of other stockholders generally. These interests include the following, among others:

•        If SRAC does not consummate a business combination by August 13, 2021 (or if such date is extended at a duly called meeting of our stockholders, such later date (the “extension date”)), SRAC would (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of SRAC’s remaining stockholders and SRAC’s Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, the 4,136,029 shares of SRAC Class B common stock owned by the Sponsor and the 176,471 shares of SRAC Class B common stock owned by SRAC Partners would be worthless because following the redemption of the public shares, we would likely have few, if any, net assets and because the Sponsor and each of SRAC’s officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period. Additionally, in such event, the 495,000 private placement units that the Sponsor paid $4.95 million for will expire worthless. All of SRAC’s officers and directors have a direct or indirect economic interest in such shares and private placement units. The 4,062,500 shares of SRAC Class A common stock that the initial stockholders and SRAC Partners will hold following the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $53.5 million based upon the closing price of $12.41 per share of SRAC Class A common stock on Nasdaq on July 9, 2021, the most recent practicable date prior to the date of this proxy statement/consent solicitation statement/prospectus. Given such shares of Class A common stock will be subject to certain restrictions, we believe such shares have less value. The 495,000 private placement units that the Sponsor will hold following the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $7.2 million based upon the closing price of $14.61 per unit on Nasdaq on July 9, 2021, the most recent practicable date prior to the date of this proxy statement/consent solicitation statement/prospectus.

•        Our Sponsor holds 495,000 private placement units and Cantor owns 50,000 private placement units that would expire worthless if a business combination is not consummated.

•        Our Sponsor paid an aggregate of $25,000 for its founder shares and such securities will have a significantly higher value at the time of the Business Combination, accounting for the transfer of shares to SRAC Partners, which if unrestricted and freely tradable would be valued at approximately $53.5 million, based on the closing price of our Class A common stock on July 9, 2021.

•        Affiliates of our Sponsor have made non-interest bearing loans to SRAC in the aggregate amount of $600,000 in order to finance transaction and working capital costs, and may make additional loans to SRAC in the future for the same purpose. SRAC expects to repay these loans if the Business Combination is completed. However, if the Business Combination is not completed, then SRAC likely will not have sufficient funds available to repay these loans, and those parties likely will not recover any portion of the loaned amount.

•        Due to the low purchase price of the founder shares, our Sponsor and its affiliates may earn a positive return on their investment, even if other stockholders experience a negative return on their investment in the Combined Company (i.e. our Sponsor and its affiliates may still have a positive return even if, following consummation of the Business Combination, the Combined Company Class A common stock trades below $10.03 per share, which is the approximate value that public stockholders would receive if they exercised redemption rights as described herein).

•        If the Trust Account is liquidated, including in the event SRAC is unable to complete the Business Combination by August 13, 2021, our Sponsor has agreed to indemnify SRAC to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which SRAC has entered into an acquisition agreement or claims of any third party for services rendered or products sold to SRAC, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

In light of the foregoing, our Sponsor and SRAC’s directors and officers will receive material benefits from the completion of the Business Combination and may be incentivized to complete the Business Combination with Momentus rather than liquidate even if (i) Momentus is a less favorable target company or (ii) the terms of the Business Combination are less favorable to stockholders. This conflict is exacerbated by the fact that SRAC does not have sufficient time to pursue an alternative business combination since it has only until August 13, 2021 to complete its initial business combination, at which time it will be forced to liquidate and redeem all of the public shares if a business combination has not been completed. In this regard, in negotiating and deciding whether to approve Amendment No. 3 to the Merger Agreement, which among other changes includes a reduced enterprise valuation of Momentus from $1.131 billion to $566.6 million and extends the “outside date” (which is the date after which either party may terminate the Merger Agreement) from June 7, 2021 to August 13, 2021, the decision for our Sponsor, directors and officers was between continuing with the Business Combination with Momentus on the revised terms or liquidating (in which case SRAC’s public shareholders would receive approximately $10.03 per share based on the market value of the Trust Account as of June 30, 2021), as there is not sufficient time for SRAC to pursue an alternative business combination.

As a result, our Sponsor and SRAC’s directors and officers may have interests in the completion of the Business Combination that are materially different than, and may conflict with, the interests of other stockholders.

SRAC’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. For more information, see the section titled “The Business Combination and the Merger Agreement — Interests of Certain SRAC Persons in the Business Combination.”

Q:     What happens if I vote against the Business Combination Proposal?

A:     Under SRAC’s existing charter, if the Business Combination Proposal is not approved and we do not otherwise consummate an alternative business combination by August 13, 2021 or the extension date, as applicable, we will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to our public stockholders.

Q:     Do I have redemption rights?

A:     If you are a holder of public shares, you may elect to have your public shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two (2) business days prior to the Closing, including interest not previously released to SRAC to pay its taxes, by (b) the total number of then outstanding public shares; provided that SRAC will not redeem any public shares to the extent that such redemption would result in SRAC’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being less than $5,000,001. A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares (the “15% threshold”). Unlike some other blank check companies, other than the net tangible asset requirement and the 15% threshold described above, SRAC has no specified maximum redemption threshold and there is no other limit on the amount of public shares that you can redeem. Holders of SRAC’s outstanding public warrants do not have redemption rights in connection with the Business Combination. SRAC’s Sponsor, directors and officers have agreed to waive their redemption rights with respect to any shares of SRAC’s capital stock they may hold in connection with the Closing, and the founder shares and private placement shares will be excluded from the pro rata calculation used to determine the per share redemption price. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account as of June 30, 2021 of approximately $173.0 million, the estimated per share redemption price would have been approximately $10.03. Additionally, shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise holders of such shares will only be entitled to a pro rata portion of the Trust Account (including interest but net of taxes payable) in connection with the liquidation of the Trust Account or if we subsequently complete a different business combination on or prior to August 13, 2021 or the extension date, as applicable.

Q:     Will how I vote affect my ability to exercise redemption rights?

A:     No. You may exercise your redemption rights whether you vote your shares of Class A common stock for or against or abstain from voting on the Business Combination Proposal or any other proposal described in this proxy statement/consent solicitation statement/prospectus. As a result, the Business Combination can be approved by stockholders who will redeem their shares and no longer remain stockholders.

Q:     How do I exercise my redemption rights?

A:     In order to exercise your redemption rights, you must (i) if you hold your shares of Class A common stock through units, elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares, (ii) check the box on the enclosed proxy card marked “Stockholder Certification,” and (iii) prior to 5:00 p.m., Eastern Time, on August 9, 2021 (two (2) business days before the Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, our transfer agent, at the following address:

Continental Stock Transfer & Trust Company
1 State Street Plaza, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

Please check the box on the enclosed proxy card marked “Stockholder Certification” if you are not acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) with any other stockholder with respect to shares of Class A common stock or Class B common stock. Notwithstanding the foregoing, a public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to his, her or its shares or, if part of such a group, the group’s shares, in excess of the 15% threshold. Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public stockholder or group will not be redeemed for cash. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is SRAC’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, SRAC does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Holders of outstanding units of SRAC must separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold units registered in your own name, you must deliver the certificate for such units to Continental Stock Transfer & Trust Company with written instructions to separate such units into public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your redemption rights upon the separation of the public shares from the units.

If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using The Depository Trust Company’s (“DTC”) DWAC (deposit withdrawal at custodian) system, a withdrawal of the relevant units and a deposit of an equal number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the public shares from the units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to the transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that the transfer agent return the shares (physically or electronically). You may make such request by contacting our transfer agent at the phone number or address listed under the question “Who can help answer my questions?” below.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     We expect that a U.S. holder (as defined below) that exercises its redemption rights to receive cash from the Trust Account in exchange for its public shares will generally be treated as selling such public shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of public shares that a U.S. holder owns or is deemed to own (including through the ownership of public warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “Certain United States Federal Income Tax Considerations.”

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q:     If I am a warrant holder, can I exercise redemption rights with respect to my warrants?

A:     No. The holders of our warrants have no redemption rights with respect to our warrants.

Q:     Do I have appraisal rights if I object to the proposed Business Combination?

A:     No. There are no appraisal rights available to holders of SRAC Class A common stock or SRAC Class B common stock in connection with the Business Combination.

Q:     What happens to the funds deposited in the Trust Account after the Closing?

A:     If the Business Combination Proposal is approved, SRAC intends to use a portion of the funds held in the Trust Account to pay (i) to stockholders who have properly elected to have their Class A common stock redeemed for cash in accordance with the provisions of SRAC’s governing documents; (ii) for income tax or other tax obligations of SRAC prior to Closing; (iii) to the underwriters of the initial public offering of SRAC with respect to any deferred underwriting compensation, (iv) for any SRAC transaction costs, (v) as repayment of loans and reimbursement of expenses to directors, officers and stockholders of SRAC; and (vi) as payment to stockholders as cash in lieu of the issuance of any fractional shares. The remaining balance in the Trust Account, together with proceeds received from the PIPE Investment that are not used to satisfy SRAC’s obligations in connection with the Business Combination, will be used by the Combined Company for working capital purposes. See the section titled “The Business Combination and the Merger Agreement” for additional information.

Q:     What happens if the Business Combination is not consummated or is terminated?

A:     There are certain circumstances under which the Merger Agreement may be terminated. See the section titled “The Business Combination and the Merger Agreement — The Merger Agreement — Termination” for additional information regarding the parties’ specific termination rights. In accordance with the existing charter, if an initial business combination is not consummated by August 13, 2021 or the extension date, as applicable, SRAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter subject to lawfully available funds therefor, redeem 100% of the public shares in consideration of a per share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to SRAC to pay its taxes (less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding public shares, which redemption will completely extinguish rights of the public stockholders as stockholders of SRAC (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

SRAC expects that the amount of any distribution its public stockholders will be entitled to receive upon its dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to SRAC’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. The initial stockholders have waived any right to any liquidating distributions with respect to the founder shares and private placement shares.

In the event of liquidation, there will be no distribution with respect to SRAC’s outstanding warrants. Accordingly, the warrants will expire worthless.

Q:     When is the Business Combination expected to be consummated?

A:     It is currently anticipated that the Business Combination will be consummated promptly following the Special Meeting but in no event later than August 13, 2021; provided that all the requisite stockholder approvals are obtained and other conditions to the Closing have been satisfied or waived. For a description of the conditions for the Closing, see the section titled “The Business Combination and the Merger Agreement — The Merger Agreement — Conditions to the Completion of the Mergers.”

Q:     What do I need to do now?

A:     You are urged to read carefully and consider the information contained in this proxy statement/consent solicitation statement/prospectus, including “Risk Factors” and the annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/consent solicitation statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:     How do I vote?

A:     If you were a holder of record of Class A common stock or Class B common stock on July 7, 2021, the record date for the Special Meeting, you may vote with respect to the proposals in person at the Special Meeting or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q:     What will happen if I abstain from voting or fail to vote at the Special Meeting?

A:     At the Special Meeting, SRAC will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, failure to vote or an abstention will have no effect on the Business Combination Proposal, the Governance Proposals, the Nasdaq Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal, but will have the same effect as a vote AGAINST the Charter Amendment Proposal.

Q:     What will happen if I sign and submit my proxy card without indicating how I wish to vote?

A:     Signed and dated proxies received by SRAC without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders.

Q:     If I am not going to attend the Special Meeting in person, should I submit my proxy card instead?

A:     Yes. Whether you plan to attend the Special Meeting or not, please read the enclosed proxy statement/consent solicitation statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. SRAC believes the proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:     May I change my vote after I have submitted my executed proxy card?

A:     Yes. You may change your vote by sending a later-dated, signed proxy card to SRAC’s secretary at the address listed below so that it is received by SRAC’s secretary prior to the Special Meeting or attend the Special Meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to SRAC’s secretary, which must be received prior to the Special Meeting.

Q:     What should I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials, including multiple copies of this proxy statement/consent solicitation statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:     Who can help answer my questions?

A:     If you have questions about the proposals or if you need additional copies of the proxy statement/consent solicitation statement/prospectus or the enclosed proxy card you should contact:

Stable Road Acquisition Corp.
1345 Abbot Kinney Boulevard
Venice, California 90291
(883) 478-2253
Attn: James Norris, CPA, Chief Financial Officer

You may also contact our proxy solicitor at:

Morrow Sodali LLC
470 West Avenue
Stamford CT 06902
Tel: (800) 662-5200 (Banks and brokers can call collect at (203) 658-9400)
Email: SRAC.info@investor.morrowsodali.com

To obtain timely delivery, our stockholders must request the materials no later than five (5) business days prior to the Special Meeting.

You may also obtain additional information about SRAC from documents filed with the United States Securities and Exchange Commission (the “SEC”) by following the instructions in the section titled “Where You Can Find More Information.”

If you intend to seek redemption of your public shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to our transfer agent at least two business days prior to the Special Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
1 State Street Plaza, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

Q:     Who will solicit and pay the cost of soliciting proxies?

A:     SRAC will pay the cost of soliciting proxies for the Special Meeting. SRAC has engaged Morrow Sodali LLC (“Morrow”), to assist in the solicitation of proxies for the Special Meeting. SRAC has agreed to pay Morrow a fee of $22,500, plus costs and expenses. SRAC will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. SRAC will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Class A common stock and Class B common stock for their expenses in forwarding soliciting materials to beneficial owners of Class A common stock and Class B common stock and in obtaining voting instructions from those owners. SRAC’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Questions and Answers About the Consent Solicitation of Momentus Stockholders

Q:     Why am I receiving this proxy statement/consent solicitation statement/prospectus?

A:     Momentus stockholders are being asked to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Mergers (the “Momentus Proposal”), by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus. As a result of the Business Combination, SRAC will acquire Momentus. Subject to the terms of the Merger Agreement, the aggregate consideration given to the Momentus stockholders and holders of certain convertible securities in connection with the Mergers, will be paid in shares of Combined Company newly issued Class A common stock (or securities exercisable for Combined Company Class A common stock) having a value equal to $566,600,000, minus Momentus’ indebtedness for borrowed money as of the closing of the Mergers (the “Closing”), plus the amount of the Momentus’ cash and cash equivalents (excluding restricted cash as determined in accordance with GAAP, any cash being held on behalf of the Momentus’ customers and any security deposits for leases) as of the Closing, plus the aggregate exercise price of all options and warrants outstanding as of immediately prior to the Closing. The Combined Company Class A common stock issued (or reserved for issuance upon exercise of options or warrants) to holders of Momentus equity will be based on a deemed value of $10.00 per share. For more information about the consideration payable to the holders of Momentus equity interests (and convertible securities), please see the section titled “The Business Combination and the Merger Agreement — The Merger Agreement — Merger Consideration.”

A copy of the Merger Agreement is attached to this proxy statement/consent solicitation statement/prospectus as Annex A. This proxy statement/consent solicitation statement/prospectus and its annexes contain important information about the proposed business combination and the solicitation of written consents. You should read this proxy statement/consent solicitation statement/prospectus and its annexes carefully and in their entirety.

Momentus stockholders are encouraged to return their written consent as soon as possible after carefully reviewing this proxy statement/consent solicitation statement/prospectus and its annexes.

Q:     What am I being asked to approve in the written consent?

A:     Momentus stockholders are being asked to adopt the Merger Agreement and approve the Business Combination, including the transactions contemplated by the Merger Agreement and the Mergers. Momentus stockholders are also being asked to approve, on a non-binding advisory basis, a separate proposal with respect to certain governance provisions in the Second Amended and Restated Certificate of Incorporation described in Proposal Nos. 3A through 3G beginning on page 173 (the “Unbundled Governance Proposals”) of this proxy statement/consent solicitation statement/prospectus.

Q:     Who is entitled to act by written consent?

A:     Only Momentus stockholders of record holding shares of Momentus capital stock at the close of business on the record date of July 13, 2021 (the “Momentus Record Date”), will be notified of and be entitled to execute and deliver a written consent with respect to the Momentus Proposal.

Q:     How can I give my consent?

A:     Holders of Momentus capital stock may give their consent by completing, dating and signing the written consent which will be sent to them pursuant to this proxy statement/consent solicitation statement/prospectus and returning it to Morrow Sodali LLC by emailing a .pdf copy to momentus.info@investor.morrowsodali.com or by mailing it to Morrow Sodali LLC at 470 West Avenue, Suite 3000, Stamford, CT 06902.

Q:     What approval is required to adopt the Merger Agreement?

A:     Written consents from each of (i) the holders of at least a majority of the outstanding voting power of the issued and outstanding shares of Momentus capital stock (voting as a single class and on an as-converted basis), (ii) the holders of at least a majority of the issued and outstanding shares of Momentus common stock issued and outstanding (voting as a single class), and (iii) the holders of at least a majority of the shares of Preferred Stock of Momentus issued and outstanding (voting as a single class and on an as-converted basis) are required to adopt the Momentus Proposal.

Concurrently with the execution of the Merger Agreement, PML and an affiliated entity of PML (each, a “Written Consent Party”), which collectively held (a) a majority of the outstanding voting power of Momentus stock issued and outstanding (voting as a single class on an as-converted basis) and (b) a majority of the shares of Momentus preferred stock issued and outstanding (voting as a single class and on an as-converted basis) entered into Support Agreements with SRAC pursuant to which, among other things, each Written Consent Party agreed to support the transactions contemplated by the Merger Agreement, including agreeing to execute a written consent constituting the requisite Momentus stockholder approval within three (3) business days of the Registration Statement becoming effective. As of the close of business on the Record Date, the equity securities that are owned by Prime Movers Lab Fund I LP and Momentus PML SPV 1 LP and that are subject to the Support Agreement represent approximately 57.87% of the aggregate outstanding voting power of the issued and outstanding shares of Momentus (voting as a single class and on an as converted basis).

Q:     Do Momentus stockholders have appraisal rights if they object to the Mergers?

A:     Yes. Pursuant to Section 262 of the DGCL or Chapter 13 of the California Corporations Code (the “CCC”), Momentus stockholders who comply with the applicable requirements of Section 262 of the DGCL or Chapter 13 of the CCC and do not otherwise withdraw or lose the right to appraisal under Delaware or California (to the extent applicable) law have the right to seek appraisal of the fair value of their shares of Momentus stock if the Mergers are completed. The “fair value” of your shares of Momentus capital stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the value of the consideration that you are otherwise entitled to receive under the Merger Agreement. Momentus stockholders who do not consent to the adoption of the Merger Agreement and who wish to preserve their appraisal rights must so advise Momentus by submitting a demand for appraisal within the period prescribed by Section 262 of the DGCL or Chapter 13 of the CCC after receiving a notice from Momentus or the Combined Company that appraisal rights are available to them, and must otherwise precisely follow the procedures prescribed by Section 262 of the DGCL or Chapter 13 of the CCC. Failure to follow any of the statutory procedures set forth in Section 262 of the DGCL or Chapter 13 of the CCC will result in the loss or waiver of appraisal rights under Delaware or California law. In view of the complexity of Section 262 of the DGCL or Chapter 13 of the CCC, Momentus stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors. For additional information on appraisal rights available to Momentus stockholders, see the section titled “Additional Information — Appraisal Rights” beginning on page 286 of this proxy statement/consent solicitation statement/prospectus.

Q:     What interests do the current officers and directors of Momentus have in the Business Combination?

A:     In considering whether to adopt the Merger Agreement by executing and delivering the written consent, Momentus stockholders should be aware that aside from their interests as stockholders, Momentus’ officers and members of Momentus’ board of directors have interests in the Business Combination that are different from, or in addition to, those of other Momentus stockholders generally. Momentus stockholders should take these interests into account in deciding whether to approve the Business Combination. For additional information please see the section titled “The Business Combination and the Merger Agreement — Interests of the Momentus Directors and Executive Officers” beginning on page 146 of this proxy statement/consent solicitation statement/prospectus.

Q:     What are the material U.S. federal income tax consequences of the Mergers to Momentus stockholders that are U.S. holders?

A:     Momentus and SRAC intend for the Mergers, taken together, to constitute an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the Mergers qualify as a reorganization, a Momentus stockholder that receives Combined Company Class A common stock in exchange for its Momentus capital stock in the Mergers generally will not recognize gain or loss (except with respect to any cash received in lieu of a fractional share of Combined Class A common stock). However, there are many requirements that must be satisfied in order for the Mergers to qualify as a reorganization, some of which are based upon factual determinations. Neither SRAC nor Momentus has requested or received a ruling from the Internal Revenue Service or an opinion of counsel that the Mergers will qualify as a reorganization. If it is determined that the Mergers are not treated as a reorganization within the meaning of Section 368(a) of the Code, unless the First Merger qualifies as a tax-free exchange of property for stock under Section 351 of the Code, the exchange of Momentus capital stock for Combined Company Class A common stock in the Mergers will be a fully taxable transaction. In such case, a Momentus stockholder would recognize gain or loss, generally measured by the difference between (i) the fair market value of the shares of Combined Company Class A common stock received in the Mergers by such Momentus stockholder and (ii) such stockholder’s tax basis in the Momentus capital stock surrendered. Momentus stockholders should consult with their own tax advisors as to the tax consequences to them of the Mergers and review the more detailed description of the tax consequences of the Mergers titled “Certain United States Federal Income Tax Considerations — Certain Material U.S. Federal Income Tax Consequences of the Mergers to Holders of Momentus Capital Stock that are U.S. holders” beginning on page 164 of this proxy statement/consent solicitation statement/prospectus.

Q:     What is the deadline for returning my written consent?

A:     Momentus has set 12:00 noon, Eastern Time, on August 9, 2021, as the target date for the receipt of written consents. Momentus reserves the right to extend the final date for receipt of written consents beyond such date. Any such extension may be made without notice to Momentus stockholders. Once a sufficient number of consents to adopt the Merger Agreement has been received, the consent solicitation will conclude.

Q:     Should Momentus stockholders send in their stock certificates now?

A:     No. Momentus stockholders SHOULD NOT send in any stock certificates now. If the Merger Agreement is adopted and the Mergers are consummated, transmittal materials, with instructions for their completion, will be provided under separate cover to Momentus stockholders who hold physical stock certificates (if any) and the stock certificates should be sent at that time in accordance with such instructions.

Q:     Who can help answer my questions?

A:     If you have any questions about the Mergers or how to return your written consent, or if you need additional copies of this proxy statement/consent solicitation statement/prospectus or a replacement written consent, you should contact Morrow Sodali LLC by phone toll-free at            or by email to momentus.info@investor.morrowsodali.com or by mailing your request to Morrow Sodali LLC 470 West Avenue, Suite 3000, Stamford, CT 06902.

SUMMARY OF THE PROXY STATEMENT/CONSENT SOLICITATION
STATEMENT/PROSPECTUS

This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents referred to herein before you decide how to vote. Each item in this summary includes a page reference directing you to a more complete description of that item.

Unless otherwise specified, all share calculations in relation to the Merger Agreement, (a) include the 1,437,500 shares of SRAC Class A common stock representing the Sponsor Earnout Shares and (b) assume (1) no public shares are elected to be redeemed by SRAC stockholders (referred to herein as the “no redemption scenario”), (2) the issuance of 11,000,000 shares of Combined Company Class A common stock to the PIPE Investors in the PIPE Investment, for aggregate gross proceeds of $110,000,000, (3) that the amount of Momentus’ cash and cash equivalents (excluding restricted cash as determined in accordance with GAAP, any cash being held on behalf of Momentus’ customers and any security deposit for leases) as of the Closing will be equal to $13 million, (4) that the amount of Momentus’ indebtedness as of the Closing will be equal to $26.5 million, and (5) the consummation of the transactions contemplated by the Sponsor Agreement, on the basis of the assumptions set forth in clause (b) hereof with respect to the PIPE Investment and SRAC Share Redemptions as of the Closing, resulting in the surrender of no shares of SRAC Class B common stock.

Parties to the Business Combination

Stable Road Acquisition Corp.

SRAC is a blank check company incorporated on May 28, 2019 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

SRAC’s securities are traded on Nasdaq under the ticker symbols “SRAC,” “SRACU” and “SRACW.” The Combined Company intends to apply to continue the listing of its Class A common stock and public warrants on Nasdaq under the symbols “MNTS” and “MNTSW” upon the Closing.

The mailing address of SRAC’s principal executive office is 1345 Abbot Kinney Boulevard, Venice, California 90291. The phone number of SRAC is (883) 478-2253.

Upon the Closing, the mailing address of the Combined Company’s principal executive offices will be 3050 Kenneth St., Santa Clara, California 95054.

First Merger Sub

First Merger Sub, a Delaware corporation, is a direct, wholly owned subsidiary of SRAC, incorporated by SRAC on September 29, 2020 to consummate the Business Combination. In the Business Combination, First Merger Sub will merge with and into Momentus, with Momentus continuing as the surviving corporation. First Merger Sub does not own any material assets or operate any business.

The mailing address of First Merger Sub’s principal executive office is 1345 Abbot Kinney Boulevard, Venice, California, 90291. The phone number of First Merger Sub is (883) 478-2253.

Second Merger Sub

Second Merger Sub, a Delaware limited liability company, is a direct wholly owned subsidiary of SRAC, formed by SRAC on September 29, 2020 to consummate the Business Combination. In the Business Combination, Momentus will merge with and into Second Merger Sub, with Second Merger Sub continuing as the surviving company. Second Merger Sub does not own any material assets or operate any business.

The mailing address of Second Merger Sub’s principal executive office is 1345 Abbot Kinney Boulevard, Venice, California, 90291. The phone number of Second Merger Sub is (883) 478-2253.

Momentus Inc.

Momentus plans to offer in-space infrastructure services by building transfer and service vehicles that will carry satellites and hosted payloads between orbits in space using an innovative water-based propulsion system (microwave electrothermal). At present, however, our technology is unproven as it has not yet been used to generate a measured orbit change in space. In addition, the current iteration of our water-based propulsion system (or microwave electrothermal thruster (“MET”)) that we plan to fly on our inaugural mission has not yet completed life testing. Once life testing of the MET thruster is complete, we will test this technology in space on our inaugural mission currently planned for no earlier than June 2022, subject to receipt of necessary government licenses and approvals and slots on our launch provider’s manifests. During this mission, we plan to release paying customers’ payloads from our Vigoride vehicle prior to operation of the MET, since this will be our first opportunity to test this version of our thruster on orbit and it is not certain what its performance (in terms of achievable thrust, specific impulse, firing duration, and lifetime) will be in advance. We expect to learn lessons from the first flight of Vigoride and to use the data collected from this mission to determine what services or level of services we will be able to initially provide customers, including the degree to which Vigoride possesses capabilities of providing customers with low earth orbit (“LEO”) transfer services. We anticipate that the mission will also lay the groundwork for continual improvements and enhancements that we plan to flight-demonstrate on future missions. We plan to offer LEO transfer services to customers no earlier than October 2022, based in part on the outcome of the inaugural flight and MET demonstration, as well as the results of ongoing ground testing.

Momentus’ MET has undergone several design iterations since the inception of the company and continues to undergo system-level ground testing in our facilities in Santa Clara and San Jose in preparation for the company’s inaugural mission planned to launch no earlier than June 2022. The focus of the ground test campaign is on validation of high temperature materials for nozzles, cooling methodologies, and radio frequency sources to heat the water propellant and convert it into a plasma. Our MET life testing is being conducted in vacuum to verify that the thruster can survive many firings over hundreds to thousands of hours of on-orbit use, and to reveal failure or degradation mechanisms that will require mitigation in future versions of the MET. This life testing is the final stage of our ground test campaign. While we have not yet flown any of our vehicles in space, we believe, based on our extensive ground-test campaign, that the block 2.0 version of our Vigoride vehicle can perform the full range of services that we plan to offer our Space Transportation customers which do not require very large orbit changes.

While we plan to initially transfer satellites in LEO, the success of our business is in large part dependent on our ability to develop more powerful and efficient propulsion to deliver satellites and other payloads to other orbits and provide other services, such as deorbiting of defunct or obsolete satellites and satellite repositioning. We are designing our Ardoride and Fervoride vehicles to be capable of delivering larger payloads further out to medium earth orbit (“MEO”), geosynchronous orbit (“GEO”), or even Lunar Orbits. We are designing our Ardoride vehicle to have a delta-v capability of up to 5 km/sec depending on payload mass and our Fervoride vehicle to have a delta-v capability of up to 7 km/sec. Both vehicles are in their initial stages of development. Our objective is for Ardoride and Fervoride to become operational in 2024 and 2026, respectively.

In addition to space transportation services, Momentus intends to offer other infrastructure services including dead satellite removal, inspection, and other satellite-to-satellite service offerings. We also are planning to make Vigoride and our other transfer vehicles reusable by 2024. In order to achieve these additional capabilities, we need to develop additional technologies that will allow our vehicles to locate and navigate to other spacecraft in space, physically connect to them, and then perform a variety of robotic operations including fluid transfer (for refueling Vigoride or other spacecraft). There are three major developments required to extend the capabilities of our transfer vehicles. Once these technologies are demonstrated, we expect to apply them to Vigoride, Ardoride, and Fervoride.

1. We are working with external partners to develop a rendezvous and proximity operations (“RPO”) capability. RPO involves the capability to maneuver a satellite in space closely enough to another spacecraft to be able to detect and track it with a sensor. The “chaser” satellite then must perform maneuvers to approach the “client” satellite and hover in close proximity. The primary risks are related to the ability of the sensor and software to accurately track the client satellite. An initial flight demonstration of the RPO capability is planned for June 2022. Lessons learned from this demonstration flight will be folded into updates and retested either on the same vehicle or with future flights.

2. We are also working with partners to develop a robotic capture system that will allow a chaser satellite to latch onto a client satellite. This will allow Vigoride (the “chaser”) to pick up new transport customers (“clients”) and fuel for reusable missions. Key elements of the robotic capture system are based on a generic product being developed by one of our commercial partners. Ground testing of the full system is planned for no earlier than mid-2022 with a flight demonstration planned for no earlier than the fourth quarter of 2022 or the first quarter of 2023. The primary risks for the robotic systems is associated with validating the software required to perform partially autonomous operations on orbit.

3. We also need to develop a fluid transfer system which will allow Vigoride to be refueled on orbit. Flight qualified systems suitable for our purposes exist; however, we are exploring alternatives now in an attempt to reduce the recurring cost of the solution. We plan to demonstrate some of these technologies in space in June 2022 and the full refueling system no earlier than the fourth quarter of 2022 or the first quarter of 2023.

For a further description of the risks associated with our business, see “Risk Factors — Risks Related to the Business and Industry of Momentus.” Investors are cautioned to review the following description of Momentus’ business together with the entirety of this Proxy Statement/ Consent Solicitation Statement/Prospectus, including the within-mentioned risk factors.

Momentus was incorporated in Delaware on May 16, 2017. The mailing address of Momentus’ principal executive office is 3050 Kenneth Street, Santa Clara, CA 95054. The phone number of Momentus is (650) 564-7820. For more information about Momentus, please see the sections titled “Information About Momentus,” “Momentus Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Management After the Business Combination.”

The Business Combination and the Merger Agreement

On October 7, 2020, SRAC entered into the Merger Agreement, by and among SRAC, First Merger Sub, Second Merger Sub and Momentus, pursuant to which, among other things: (a) First Merger Sub will merge with and into Momentus, with Momentus being the surviving corporation of the First Merger and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, Momentus will merge with and into Second Merger Sub, with Second Merger Sub being the surviving company of the Second Merger.

On June 29, 2021, SRAC, First Merger Sub, Second Merger Sub and Momentus entered into Amendment No. 3 to the Merger Agreement (the “Third Amendment”), which, among other things, (i) reduced the enterprise valuation of Momentus from $1.131 billion to $566.6 million, (ii) extended the outside date under the Merger Agreement from June 7, 2021 to August 13, 2021, (iii) amended the list of individuals who will serve on the Combined Company’s board of directors as of Closing and the manner in which they will be selected, (iv) terminated the previously contemplated repurchase agreement pursuant to which SRAC had agreed to repurchase shares from Prime Movers Lab Fund I, L.P. immediately following the Closing, (v) provides that Momentus will reimburse certain third party expenses of SRAC and (vi) provides that, in the event the Closing does not occur for any reason, Momentus will indemnify SRAC, Sponsor and their respective directors and officers with respect to any untrue statement of a material fact contained in (or material omission from) the Registration Statement of which this proxy statement/consent solicitation statement/prospectus is a part, which statement was provided by Momentus or its representatives, subject to certain exceptions.

For more information about the transactions contemplated by the Merger Agreement, please see the section titled “The Business Combination and the Merger Agreement.” A copy of the Merger Agreement (including the amendments thereto) is attached to this proxy statement/consent solicitation statement/prospectus as Annex A.

Merger Consideration

The aggregate merger consideration payable to the holders of Momentus equity interests (and convertible securities) in shares of newly issued Combined Company Class A common stock (or securities exercisable for Combined Company Class A common stock) have a value equal to $566,600,000, minus Momentus’ indebtedness for borrowed money as of the Closing, plus the amount of Momentus’ cash and cash equivalents (excluding restricted cash as determined in accordance with GAAP, any cash being held on behalf of Momentus’ customers and any security deposit for leases) as of the Closing, plus the aggregate exercise price of all outstanding options and warrants outstanding as of immediately prior to the Closing. The Combined Company Class A common stock issued (or reserved for issuance upon exercise of options or warrants) to holders of Momentus equity will be based on a deemed value of $10.00 per share.

For more information about the consideration to the holders of Momentus equity interests (and convertible securities), please see the section titled “The Business Combination and the Merger Agreement — The Merger Agreement — Merger Consideration.”

Recent Developments Relating to Momentus

Loan and Security Agreement

On February 22, 2021, Momentus entered into a Loan and Security Agreement (the “LSA”) and related agreements with Venture Lending & Leasing IX, Inc. (the “Growth Capital Loan Facility”). The LSA provides for an initial $25,000,000 growth capital term loan that is available to Momentus upon closing of the agreement, and which Momentus fully borrowed on March 1, 2021.

National Security Agreement

In February 2021, Momentus and its co-founder Mikhail Kokorich, with support from Stable Road, submitted a joint notice to CFIUS for review of the historical acquisitions of interests in Momentus by Mr. Kokorich, his wife, and entities that they control in response to concerns of the U.S. Department of Defense (“DoD”) regarding Momentus’ foreign ownership and control. On June 8, 2021, CFIUS’ review of the joint notice relating to historical acquisitions of interests in Momentus by Mr. Kokorich, his wife, and entities that they control concluded when the Company entered into a National Security Agreement with Mr. Kokorich, on behalf of himself and Nortrone Finance S.A. (an entity controlled by Mr. Kokorich), Lev Khasis and Olga Khasis, each in their respective individual capacities and on behalf of Brainyspace LLC (an entity controlled by Olga Khasis), and the U.S. government, represented by the U.S. Departments of Defense and the Treasury (the “NSA”). In accordance with the NSA, on June 8, 2021, Mr. Kokorich, Nortrone Finance S.A., Lev Khasis and his wife Olga Khasis, and Brainyspace LLC fully divested all the equity interests in Momentus owned or beneficially owned by them by selling such equity interests to Momentus. The NSA also establishes various requirements and restrictions on Momentus in order to protect national security, certain of which may materially and adversely affect the operating results of Momentus due to uncertainty associated with and the cost of compliance with security measures, and limitations on Momentus’ control over certain U.S. facilities, contracts, personnel, vendor selection and operations. For more information about the NSA, please see the section titled “Information About Momentus — Regulatory — National Security Agreement.”

Co-Founder Divestment

As discussed above, in accordance with the NSA, Mr. Kokorich, Nortrone Finance S.A., Lev Khasis and his wife Olga Khasis, and Brainyspace LLC fully divested all the equity interests in Momentus owned or beneficially owned by them by selling such equity interests to Momentus pursuant to certain Repurchase Agreements entered into with Momentus, effective as of June 8, 2021 (the “Repurchase Agreements”). Under the Repurchase Agreements, each of Mr. Kokorich, Nortrone Finance S.A. and Brainyspace LLC sold 100% of their respective equity interests in Momentus in exchange for the right to receive payments, out of funds legally available therefor, an aggregate of $50,000,000 to Mr. Kokorich, Nortrone Finance S.A. and Brainyspace LLC, on a pro rata basis, as follows: (i) an aggregate of $40,000,000 to be paid out of funds legally available therefor, within 10 business days after the earlier of (A) a business combination or capital raising transaction or series of transactions (whether in the form of debt or equity) resulting in cash proceeds of no less than $100,000,000 and (B) the Business Combination (the “First Payment Date”); and (ii) an aggregate of $10,000,000 to be paid out of funds legally available therefor, within 10 business days after a business combination or capital raising transaction or series of transactions (whether in the form of debt or equity) resulting in cash proceeds of no less than $250,000,000 (determined without any reduction for the $100,000,000 previously received in respect of the First Payment Date). Upon completion of the Business Combination, it is expected that the Combined Company will pay, out of funds legally available therefor, an aggregate of $50 million to Mr. Kokorich, Nortrone Finance S.A. and Brainyspace LLC within 10 days following the completion of the Business Combination. Such $50 million payment would come from proceeds of the PIPE Investment (as described below) and the SRAC Trust Account that will be released upon the closing of the Business Combination, and therefore will reduce the proceeds that will available to the Combined Company to fund its operations and capital expenditures going forward.

See “Risk Factors — Risks Related to the Business and Industry of Momentus — Following the completion of the Business Combination, including the PIPE Investment, we may still require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all” for additional information on the risks we will face with respect to funding our operations following the Business Combination.

SEC Settlement

On July 13, 2021, the SEC announced charges against SRAC, Momentus, and Momentus’s founder and former CEO, Mikhail Kokorich, for misleading claims about Momentus’s technology and about the U.S. government’s national security concerns about Mr. Kokorich. The SEC’s order finds that Momentus and Mr. Kokorich knowingly or recklessly made misrepresentations of material fact and misleading omissions in violation of antifraud provisions of U.S. federal securities laws, and that SRAC negligently made misrepresentations of material fact and misleading omissions in violation of antifraud provisions of U.S. federal securities laws, as well as related reporting and proxy solicitation provisions. The SEC also announced charges against the Sponsor and Brian Kabot, finding that Mr. Kabot negligently violated provisions of U.S. federal securities laws related to proxy solicitations and that Mr. Kabot and the Sponsor caused SRAC’s violation of negligence-based antifraud provisions of the federal securities laws. The SEC’s litigation is proceeding against Mr. Kokorich, against whom the SEC filed a complaint in the U.S. District Court for the District of Columbia. All parties except for Mr. Kokorich have settled with the SEC.

Without admitting or denying the SEC’s findings, Momentus, SRAC, Mr. Kabot, and the Sponsor consented to an order requiring them to cease and desist from future violations (the “Settlement Agreement”). Momentus will pay a civil penalty of $7.0 million, SRAC will pay a civil penalty of $1.0 million, and Mr. Kabot will pay a civil penalty of $40,000. Momentus and SRAC have also agreed to provide PIPE Investors with the right to terminate their Subscription Agreements prior to the stockholder vote to approve the Business Combination; the Sponsor has agreed to relinquish 250,000 founders’ shares it would otherwise have received upon consummation of the Business Combination; and Momentus has agreed to undertakings requiring enhancements to its disclosure controls, including the creation of an independent board committee and retention of an internal compliance consultant for a period of two years.

For more information, see “Information About Momentus — Legal Proceedings,” “Information About SRAC — Legal Proceedings” and “Certain Agreements Related to the Business Combination — PIPE Investment Subscription Agreements.”

Recent Developments Relating to the Business Combination

SRAC Extension Amendment

On April 9, 2021, SRAC filed a definitive proxy statement with the SEC soliciting the approval of its stockholders for, among other things, a proposal to extend the period of time for which SRAC is required to consummate a business combination from May 13, 2021 to August 13, 2021, or such earlier date as determined by SRAC’s board of directors (the “Extension Amendment Proposal”).

On May 13, 2019, SRAC’s stockholders approved the Extension Amendment Proposal (the “Extension Amendment”). The number of shares of common stock presented for redemption in connection with the Extension Amendment was 19,662.

Restated Financials

On June 10, 2021, SRAC amended its Annual Report on Form 10-K for the year ended December 31, 2020 (the “Amended SRAC 10-K”), originally filed with the SEC on March 8, 2021 (the “Original SRAC 10-K”), to restate its consolidated financial statements as of and for the year ended December 31, 2020. SRAC also restated the consolidated financial statement as of November 13, 2019; as of and for the period ended December 31, 2019; and as of and for the unaudited periods ended March 30, 2020, June 30, 2020 and September 30, 2020, including describing the restatement and its impact on previously reported amounts.

The restatement results from SRAC’s prior accounting for its outstanding warrants issued in connection with its initial public offering in November 2019 as components of equity instead of as derivative liabilities. The warrant agreement governing the warrants includes a provision that provides for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant. In addition, the warrant agreement includes a provision that in the event of a tender or exchange offer made to and accepted by holders of more than 50% of the outstanding shares of a single class of common shares, all holders of the warrants would be entitled to receive cash for their warrants (the “tender offer provision”). In other words, in the event of a qualifying cash tender offer (which could be outside the control of SRAC), all warrant holders would be entitled to cash, while only certain of the holders of the underlying common shares would be entitled to cash.

On April 12, 2021, the Acting Chief Accountant and Acting Director of the Division of Corporation Finance of the SEC issued a Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Statement”). The Statement sets forth the conclusion of the SEC’s Office of the Chief Accountant that certain provisions included in the warrant agreements entered into by many special purpose acquisition companies require such warrants to be accounted for as liabilities measured at fair value, rather than as equity securities, with changes in fair value during each financial reporting period reported in earnings. In light of the new Statement and in connection with the audit of SRAC’s consolidated financial statements for the year ended December 31, 2020, SRAC’s management further evaluated the warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. Based on SRAC’s management’s evaluation, SRAC’s audit committee, in consultation with management and after discussion with SRAC’s independent registered public accounting firm, concluded that SRAC’s warrants are not indexed to SRAC’s common shares in the manner contemplated by ASC Section 815-40-15 because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares. In addition, based on SRAC’s management’s evaluation, SRAC’s audit committee, in consultation with management, concluded the tender offer provision included in the warrant agreement fails the “classified in stockholders’ equity” criteria as contemplated by ASC Section 815-40-25.

As a result of the above, SRAC should have classified the warrants as derivative liabilities in its original SRAC 10-K. Under this accounting treatment, SRAC is required to measure the fair value of the warrants at the end of each reporting period and recognize changes in the fair value from the prior period in SRAC’s operating results for the current period.

In connection with the restatement, SRAC’s management reassessed the effectiveness of its disclosure controls and procedures for the periods affected by the restatement. As a result of that reassessment, SRAC’s management determined that its disclosure controls and procedures for such periods were not effective with respect to the classification of the Company’s warrants as components of equity instead of as derivative liabilities. For more information, see Item 9A included in the Amended SRAC 10-K.

Amendment to Merger Agreement

On June 29, 2021, SRAC, First Merger Sub, Second Merger Sub and Momentus entered into the Third Amendment, which, among other things, (i) reduced the enterprise valuation of Momentus from $1.131 billion to $566.6 million, (ii) extended the outside date under the Merger Agreement from June 7, 2021 to August 13, 2021, (iii) amended the list of individuals who will serve on the Combined Company’s board of directors as of Closing and the manner in which they will be selected, (iv) terminated the previously contemplated repurchase agreement pursuant to which SRAC had agreed to repurchase shares from Prime Movers Lab Fund I, L.P. immediately following the Closing, (v) provides that Momentus will reimburse certain third party expenses of SRAC and (vi) provides that, in the event the Closing does not occur for any reason, Momentus will indemnify SRAC, Sponsor and their respective directors and officers with respect to any untrue statement of a material fact contained in the Registration Statement (including any amendment thereto) of which this proxy statement/consent solicitation statement/prospectus is a part, which statement was provided by or based upon information provided by Momentus or its representatives, or omission of a material fact required to be stated therein to make the statements therein not misleading, which omission relates to Momentus, including its business, technology or current or former directors, officers or equity holders.

Legal Proceedings

On December 3, 2020, a purported stockholder of SRAC filed a complaint against SRAC and its board of directors in the United States District Court for the Southern District of New York, in a case captioned Wallace v. Stable Road Acquisition Corp., et al., No. 1:20-cv-10193, alleging that SRAC’s Registration Statement on Form S-4, originally filed with the SEC on November 2, 2020, omitted certain material information regarding the proposed transaction with Momentus, in violation of the securities laws. As relief, the complaint seeks an injunction barring SRAC from proceeding with a stockholder vote with respect to, or consummating, the proposed transaction absent additional disclosures, as well as unspecified costs and damages. On December 9, 2020, another purported stockholder of SRAC filed a complaint against SRAC and its board of directors in the Supreme Court of the State of New York for the County of New York, in a case captioned Ciccotelli v. Stable Road Acquisition Corp., et al., No. 656895/2020, raising similar allegations and seeking similar relief as the complaint from the Wallace action.

On July 13, 2021, the SEC announced charges against SRAC, Momentus, and Momentus’s founder and former CEO, Mikhail Kokorich, for misleading claims about Momentus’s technology and about the U.S. government’s national security concerns about Mr. Kokorich. The SEC’s order finds that Momentus and Mr. Kokorich knowingly or recklessly made misrepresentations of material fact and misleading omissions in violation of antifraud provisions of U.S. federal securities laws, and that SRAC negligently made misrepresentations of material fact and misleading omissions in violation of antifraud provisions of U.S. federal securities laws, as well as related reporting and proxy solicitation provisions. The SEC also announced charges against the Sponsor and Brian Kabot, finding that Mr. Kabot negligently violated provisions of U.S. federal securities laws related to proxy solicitations and that Mr. Kabot and the Sponsor caused SRAC’s violation of negligence-based antifraud provisions of the federal securities laws. The SEC’s litigation is proceeding against Mr. Kokorich, against whom the SEC filed a complaint in the U.S. District Court for the District of Columbia. All parties except for Mr. Kokorich have settled with the SEC.

According to the SEC’s settled order, Mr. Kokorich and Momentus repeatedly told investors that it had “successfully tested” its propulsion technology in space when, in fact, Momentus’s only in-space test had failed to achieve its primary mission objectives or demonstrate the technology’s commercial viability. The order finds that Momentus and Mr. Kokorich also misrepresented the extent to which national security concerns involving Mr. Kokorich undermined Momentus’s ability to secure required governmental licenses essential to its operations. In addition, the order finds that SRAC repeated Momentus’s misleading statements in public filings associated with the Business Combination and failed its due diligence obligations to investors. According to the order, while SRAC claimed to have conducted extensive due diligence of Momentus, it never reviewed the results of Momentus’s in-space test or received sufficient documents relevant to assessing the national security risks posed by Mr. Kokorich. The order finds that Mr. Kabot participated in SRAC’s inadequate due diligence and in filing its inaccurate registration statements and proxy solicitations. The SEC’s complaint against Mr. Kokorich includes factual allegations that are consistent with the findings in the order.

Without admitting or denying the SEC’s findings, Momentus, SRAC, Mr. Kabot, and the Sponsor consented to an order requiring them to cease and desist from future violations. Momentus will pay a civil penalty of $7.0 million, SRAC will pay a civil penalty of $1.0 million, and Mr. Kabot will pay a civil penalty of $40,000. Momentus and SRAC have also agreed to provide PIPE Investors with the right to terminate their Subscription Agreements prior to the stockholder vote to approve the Business Combination; the Sponsor has agreed to relinquish 250,000 founders’ shares it would otherwise have received upon consummation of the Business Combination; and Momentus has agreed to undertakings requiring enhancements to its disclosure controls, including the creation of an independent board committee and retention of an internal compliance consultant for a period of two years.

On July 15, 2021, a purported stockholder of SRAC filed a putative class action complaint against SRAC, Sponsor, Brian Kabot, James Norris, Momentus, and Mikhail Kokorich in the United States District Court for the Central District of California, in a case captioned Jensen v. Stable Road Acquisition Corp., et al., No. 2:21-cv-05744. The complaint alleges that the defendants omitted certain material information in their public statements and disclosures regarding the Proposed Transaction, in violation of the securities laws, and seeks damages on behalf of a putative class of stockholders who purchased SRAC stock between October 7, 2020 and July 13, 2021. Other, similar suits may follow.

For more information, see “Information About Momentus — Legal Proceedings.”

Certain Agreements Related to the Business Combination

Support Agreements

Concurrently with the execution of the Merger Agreement, Mikhail Kokorich, PML and an affiliated entity of PML, which then collectively held (a) a majority of the outstanding voting power of Momentus stock issued and outstanding (voting as a single class on an as-converted basis) (b) a majority of the shares of Momentus common stock issued and outstanding (voting as a single class), and (c) a majority of the shares of Momentus preferred stock issued and outstanding (voting as a single class and on an as-converted basis) entered into Support Agreements with SRAC pursuant to which, among other things, they agreed support the transactions contemplated by the Merger Agreement, including agreeing to deliver a written consent with respect to the outstanding shares of Momentus capital stock held by them, adopting the Merger Agreement and approving the Business Combination. In connection with the transfer into a trust of Momentus securities that Mr. Kokorich owned directly, the trustee and voting advisor of such trust signed a joinder to the support agreement agreeing to comply with the support agreement in respect of such securities. Mr. Kokorich no longer holds any equity securities of Momentus and therefore the support agreement is no longer applicable to him. For more information regarding the Support Agreements, please see the section titled “The Business Combination and the Merger Agreement — Certain Agreements Related to the Business Combination — Support Agreement.”

PIPE Investment Subscription Agreements

On October 7, 2020, SRAC entered into Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase an aggregate of 17,500,000 shares of Combined Company Class A common stock in the PIPE Investment for $10.00 per share. Subsequently, the Subscription Agreement pursuant to which Brainyspace LLC would invest $5.0 million in the PIPE Investment was terminated and, in replacement thereof, Stable Road Capital LLC entered into a Subscription Agreement to invest $3.0 million and Nala Investments LLC entered into a Subscription Agreement to invest $2.0 million in the PIPE Investment.

Pursuant to the SEC’s settled order announced on July 13, 2021 (as described above), Momentus and SRAC agreed to provide the original PIPE Investors with the right to terminate their Subscription Agreements prior to the stockholder vote to approve the proposed Business Combination. Accordingly, Momentus and SRAC provided all PIPE Investors with the option to terminate their Subscription Agreements without any liability or obligation. In total, PIPE Investors representing $118.0 million of the original PIPE Investment terminated their Subscription Agreements. The remaining PIPE Investors elected to continue with their Subscription Agreements, with certain PIPE Investors increasing or decreasing their commitment amounts pursuant to amendments to the Subscription Agreements, with such changes representing a net $5.3 million increase in commitments by such remaining PIPE Investors. In addition, 6 new PIPE Investors entered into Subscription Agreements, representing approximately $47.75 million of new commitments. Affiliates of SRC-NI Holdings, LLC, the sponsor of SRAC, which had committed $15.0 million in the aggregate to the PIPE Investment, reaffirmed their commitment.

In addition, SRAC and Momentus entered into Subscription Agreement Amendments with the remaining PIPE Investors pursuant to which SRAC agreed to issue to each PIPE Investor, at the closing of the PIPE Investment, warrants to purchase one share of Combined Company Class A common stock at a price of $11.50 per share (subject to adjustment as described in the Warrant Agreement) for each share of Combined Company Class A common stock purchased pursuant to such PIPE Investor’s Subscription Agreement. The PIPE Warrants will be issued pursuant to the Warrant Agreement and will have substantially the same provisions as the public warrants issued in connection with SRAC’s initial public offering.

After giving effect to the foregoing, the PIPE Investors have agreed to purchase an aggregate of 11,000,000 shares of Combined Company Class A common stock in the PIPE Investment for $10.00 per share, for aggregate gross proceeds of $110.0 million. In addition, SRAC has agreed to issue to PIPE Investors warrants to purchase 11,000,000 shares of Combined Company Class A common stock at a price of $11.50 per share.

The PIPE Investment is contingent upon, among other things, the substantially concurrent closing of the Business Combination. For more information regarding the Subscription Agreements, please see the section titled “The Business Combination and the Merger Agreement — Certain Agreements Related to the Business Combination — PIPE Investment Subscription Agreements.”

Sponsor Agreement

Concurrently with the execution of the Merger Agreement, SRAC, Sponsor, SRAC Partners and Momentus entered into the Sponsor Agreement, pursuant to which, among other things, Sponsor and SRAC Partners agreed to (a) waive certain anti-dilution rights set forth in Section 4.3(b)(ii) of SRAC’s existing charter that may result from the transactions contemplated by the Merger Agreement, (b) surrender to SRAC, immediately prior to the Closing and for no consideration, up to 1,437,500 shares of SRAC’s Class B common stock comprising the Sponsor Contingent Closing Shares in the event that the amount in the Trust Account, (for the avoidance of doubt, prior to giving effect to any redemptions by SRAC’s stockholders and the payment of any transaction costs by SRAC), minus the aggregate amount of cash proceeds that will be required to satisfy any redemptions by SRAC’s stockholders, is less than $100,000,000, (c) subject to potential forfeiture the 1,437,500 shares of SRAC’s Class A common stock comprising the Sponsor Earnout Shares in accordance with the terms of the Merger Agreement, such that such shares will be forfeited if certain post-closing share price targets are not satisfied prior to the fifth (5th) anniversary of the Closing, (d) support the transactions contemplated by the Merger Agreement, including agreeing to vote in favor of the adoption of the Merger Agreement at the Special Meeting, and (e) not to transfer any shares of SRAC Class A Common Stock for a period of six months from the Closing or, if earlier, until certain post-closing share price targets are satisfied. For more information regarding the Sponsor Agreement, please see the section titled “The Business Combination and the Merger Agreement — Certain Agreements Related to the Business Combination — Sponsor Agreement.”

Amended and Restated Registration Rights Agreement

At the Closing, SRAC, Sponsor, certain existing holders of SRAC capital stock (including SRAC Partners), and certain Momentus stockholders, who will receive SRAC Class A Common Stock pursuant to the Merger Agreement and the transactions contemplated thereby will enter into the Amended and Restated Registration Rights Agreement, in each case in respect of the shares of SRAC Class A Common Stock issued to Sponsor and such Company stockholders and Momentus stockholders, and pursuant to which such holders and their permitted transferees will be entitled to certain customary registration rights, including, among other things, demand, shelf and piggy-back rights, subject to cut-back provisions. Pursuant to the Amended and Restated Registration Rights Agreement, Sponsor and SRAC Partners will agree not to sell, transfer, pledge or otherwise dispose of shares of SRAC Class A Common Stock or other securities exercisable therefor for certain time periods specified therein. For more information on the Amended and Restated Registration Rights Agreement, please see the section titled “The Business Combination and the Merger Agreement — Certain Agreements Related to the Business Combination — Amended and Restated Registration Rights Agreement.”

Restrictive Covenant Agreement

Concurrently with the execution of the Merger Agreement, SRAC and Mikhail Kokorich entered into a Non-Competition, Non-Solicitation and Confidentiality Agreement, pursuant to which Mr. Kokorich has agreed to be subject to certain restrictive covenants for a period of two years from the Closing Date. For more information on the Restrictive Covenant Agreement, please see the section titled “The Business Combination and the Merger Agreement — Certain Agreements Related to the Business Combination — Restrictive Covenant Agreement.”

Lockup Agreements

Prior to or at the Closing, PML, certain affiliates of PML and certain other Momentus stockholders are executing Lockup Agreements, pursuant to which such stockholders are agreeing not to transfer any shares of SRAC Class A common stock for a period of six months from the Closing or, if earlier, until certain post-closing share price targets are satisfied. For more information on these arrangements, please see the section titled “The Business Combination and the Merger Agreement — Certain Agreements Related to the Business Combination — Lockup Agreements.”

The Business Combination Proposal

SRAC’s stockholders will be asked to approve and adopt the Merger Agreement and approve the Business Combination.

The Charter Amendment Proposal and the Governance Proposals

SRAC’s stockholders will be asked to consider and act upon a proposal to adopt the proposed Second Amended and Restated Certificate of Incorporation of the Combined Company attached as Annex B to the proxy statement/consent solicitation statement/prospectus. Additionally, SRAC stockholders will be asked to consider and act upon, on a non-binding advisory basis, seven separate proposals relating to the following material differences between SRAC’s existing charter and the proposed Combined Company’s Amended and Restated Charter in accordance with the United States Securities and Exchange Commission requirements.

Proposal No. 3A — To consider and vote upon an amendment to SRAC’s existing charter to increase the total number of authorized shares of all classes of capital stock from 111,000,000 shares to, following the automatic conversion of all Class B common stock into Class A common stock immediately prior to the Closing of the Business Combination, 270,000,000 shares, which would consist of (a) 250,000,000 shares of Class A common stock and (b) 20,000,000 shares of preferred stock;

Proposal No. 3B — To consider and vote upon an amendment to SRAC’s existing charter to require, with respect to any vote to increase or decrease the number of authorized shares of any class or classes of stock (but not below the number of shares then outstanding), the affirmative vote of a majority of the holders of all the then-outstanding shares of capital stock of the Combined Company entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of the Class A Common Stock voting separately as a class shall be required therefor.

Proposal No. 3C — To consider and vote upon an amendment to SRAC’s existing charter to provide, subject to the special rights of the holders of any series of preferred stock of the Combined Company, that no director may be removed from the Combined Company board except for cause and only by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors voting together as a single class; provided that so long as there shall be a Security Director, the Security Director shall not be removed except for cause and with the approval of (i) the CFIUS Monitoring Agencies and (ii) at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors voting together as a single class.

Proposal No. 3D — To consider and vote upon an amendment to SRAC’s existing charter to require the affirmative vote of either a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships (the “Whole Board”) or the holders of at least two-thirds (2/3) of the voting power of all then-outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors, voting together as a single class, for the adoption, amendment, or repeal any provision of the bylaws (in addition to any vote of the holders of any class or series of stock of required by applicable law or by the proposed charter of the Combined Company); provided, however, that if two-thirds (2/3) of the Whole Board has approved such adoption, amendment or repeal, then only the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws; provided, further, that so long as there shall be a Security Director on the Combined Company board, Section 2.2 of the proposed bylaws of SRAC shall not be amended except with the approval of the CFIUS Monitoring Agencies;

Proposal No. 3E — To consider and vote upon an amendment to SRAC’s existing charter to require the affirmative vote of either a majority of the board of directors or the holders of two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Combined Company for the adoption, amendment, or repeal of certain provisions of the charter; provided that if two-thirds (2/3) of the Whole Board has approved such amendment or repeal, then only the affirmative vote of the holders of at least a majority of the voting power of the then-outstanding shares of capital stock of the Combined Company will be required for the amendment or repeal of such provision; provided, further, that so long as there shall be a Security Director on the Combined Company board, the provisions of the proposed charter that shall be in effect as long as there shall be a Security Director on the Combined Company board, shall not be amended except with the approval of the CFIUS Monitoring Agencies;

Proposal No. 3F — To consider and vote upon an amendment to SRAC’s existing charter to clarify that the exclusive jurisdiction of the Chancery Court of the State of Delaware shall not apply to suits brought to enforce any duty or liability under the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. To the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of claims arising under the Securities Act; and

Proposal No. 3G — To consider and vote upon an amendment to SRAC’s existing charter to authorize all other proposed changes, including, among others, those (i) resulting from the Business Combination, including changing the post-business combination corporate name from “Stable Road Acquisition Corp.”

to “Momentus Inc.” and removing certain provisions relating to SRAC’s prior status as a blank check company and SRAC Class B common stock that will no longer apply upon the Closing, or (ii) that are administrative or clarifying in nature, including the deletion of language without substantive effect.

We refer to Proposals No. 3A through 3G collectively as the “Governance Proposals.” Please see the section titled “Proposals No. 3A through 3G — The Governance Proposals” for more information.

Other Proposals

In addition, SRAC’s stockholders will be asked to consider and vote upon the following proposals:

Proposal No. 4 — The Director Election Proposal — a proposal to elect, assuming the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal are all approved and adopted, six directors to the Combined Company’s board of directors (the “Director Election Proposal”), including the Security Director nominated to serve as a Class III director and approved by the CFIUS Monitoring Agencies.

Proposal No. 5 — The Equity Incentive Plan Proposal — To approve and adopt the 2021 Equity Incentive Plan (the “Equity Incentive Plan”) and material terms thereunder (the “Equity Incentive Plan Proposal”). A copy of the Equity Incentive Plan is attached to this proxy statement/consent solicitation statement/prospectus as Annex C.

Proposal No. 6 — The Employee Stock Purchase Plan Proposal — To approve and adopt the 2021 Employee Stock Purchase Plan (the “Employee Stock Purchase Plan”) and material terms thereunder (the “Employee Stock Purchase Plan Proposal”). A copy of the Employee Stock Purchase Plan is attached to this proxy statement/consent solicitation statement/prospectus as Annex D.

Proposal No. 7 — The Nasdaq Proposal — a proposal to approve, assuming the Business Combination Proposal and the Charter Amendment Proposal are approved and adopted, for purposes of complying with applicable provisions of Nasdaq Listing Rule 5635, the issuance of more than 20% of SRAC’s issued and outstanding common stock in connection with the Business Combination and the PIPE Investment, and the related change in control (collectively, the “Nasdaq Proposal” and, together with the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposals, the Director Election Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal, the “Proposals”).

Please see the sections titled “Proposal No. 4—The Director Election Proposal,” “Proposal No. 5—Approval of the 2021 Equity Incentive Plan Proposal,” “Proposal No. 6—Approval of the 2021 Employee Stock Purchase Plan Proposal” and “Proposal No. 7 — The Nasdaq Proposal” for more information.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of outstanding shares of SRAC common stock is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the Class A common stock and Class B common stock outstanding and entitled to vote at the Special Meeting is represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.

The Business Combination Proposal, the Governance Proposals (on an advisory basis), the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Nasdaq Proposal require the affirmative vote of holders of a majority of SRAC’s shares of Class A common stock and Class B common stock represented in person or by proxy and entitled to vote thereon and actually cast at the Special Meeting, voting as a single class. Approval of the Charter Amendment Proposal, requires the affirmative vote (in person or by proxy) of the holders of a majority of SRAC’s outstanding shares of Class A common stock and Class B common stock entitled to vote thereon at the Special Meeting, voting as a single class. Directors are elected by a plurality of the votes cast by holders of the outstanding shares of Class A common stock and Class B common stock, voting as a single class. This means that the six director nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors. Accordingly, if a valid quorum is otherwise established, a stockholder’s failure to vote by proxy or to vote in person at the Special Meeting will have no effect on the outcome of any vote on the Business Combination Proposal, the Governance Proposals, the Director Election Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal or the Employee Stock Purchase Plan Proposal, but will have the same effect as a vote AGAINST the Charter Amendment Proposal.

The Closing is conditioned on the approval of the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal at the Special Meeting. Each of the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal are cross-conditioned on the approval of each other. The Director Election Proposal, the Equity Incentive Plan and the Employee Stock Purchase Plan Proposal are conditioned on the approval of the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal. The Governance Proposals are not conditioned on the approval of any of the other Proposals.

Recommendation of the SRAC Board of Directors

After careful consideration, the SRAC Board has unanimously determined (i) that the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of SRAC and its stockholders and (ii) to recommend that the SRAC stockholders adopt the Merger Agreement and approve the Business Combination and the Transactions. Accordingly, the SRAC Board recommends that SRAC’s stockholders vote “FOR” adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to SRAC’s stockholders in this proxy statement/consent solicitation statement/prospectus.

For a more complete description of SRAC’s reasons for the approval of the Business Combination and the recommendation of the SRAC board of directors, see the section titled “The Business Combination and the Merger Agreement — SRAC’s Board of Directors’ Reasons for the Approval of the Business Combination.”

Interests of Certain Persons in the Business Combination

In considering the recommendation of the SRAC Board to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, our Sponsor and certain of SRAC’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. SRAC’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. See the sections titled “The Business Combination and the Merger Agreement — Interests of Certain SRAC Persons in the Business Combination” and “SRAC Special Meeting of Stockholders — Recommendation to SRAC Stockholders” for more information.

SRAC’s Board of Directors’ Reasons for the Approval of the Business Combination

After careful consideration, the SRAC Board recommends that its stockholders vote “FOR” each proposal being submitted to a vote at the Special Meeting. For more information about SRAC’s board of directors’ decision-making process, please see the section titled “The Business Combination and the Merger Agreement — SRAC’s Board of Directors’ Reasons for the Approval of the Business Combination.”

Redemption Rights

Under SRAC’s existing charter, any holder of SRAC Class A common stock may elect that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, including interest but net of taxes payable, calculated as of two (2) business days prior to the Closing. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, which holds the proceeds of our IPO (calculated as of two (2) business days prior to the Closing, including interest but net of taxes payable). You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of SRAC following the Business Combination, if any. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account as of June 30, 2021 of approximately $173.0 million, the estimated per share redemption price would have been approximately $10.03.

In order to exercise redemption rights, holders of SRAC Class A common stock must follow specific procedures, some of which are time sensitive. See “SRAC Special Meeting of Stockholders — Redemption Rights.”

Prior to exercising redemption rights, stockholders should verify the market price of SRAC Class A common stock as they may receive higher proceeds from the sale of their SRAC Class A common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. SRAC cannot assure you that you will be able to sell your shares of SRAC Class A common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the SRAC Class A common stock when you wish to sell your shares.

Ownership after the Closing; Impact of the Business Combination on the Combined Company’s Public Float

It is anticipated that, upon completion of the Transactions, depending on the number of SRAC Share Redemptions and subject to the assumptions set forth below, the concentration of ownership of the issued and outstanding stock of the Combined Company will be as follows:

Beneficial Owners	Ownership Percentage
	No Redemption Scenario	Maximum Redemption Scenario
SRAC’s existing public stockholders (collectively, but excluding any shares issued to such persons in connection with the PIPE Investment)	20.9%	17.6%
Sponsor and its affiliate, SRAC Partners	7.3%	7.6%
Momentus’ existing securityholders	60.2%	62.7%
PIPE Investors (excluding SRAC Partners) (collectively, but excluding any public shares held by such persons)	11.5%	12.0%

The foregoing illustrative ownership percentages of the estimated issued and outstanding stock of the Combined Company as of the Closing (a) include the 1,437,500 shares of SRAC Class A common stock representing the Sponsor Earnout Shares and reflect the repurchases by Momentus of Momentus securities pursuant to the Repurchase Agreements and (b) assume (1) (x) in the case of the no redemption scenario, no public shares are elected to be redeemed by SRAC stockholders and (y) in the case of the maximum redemption scenario, all but 13,957,646 public shares are elected to be redeemed by SRAC stockholders, (2) the issuance of 11,000,000 shares of Combined Company Class A common stock to the PIPE Investors in the PIPE Investment, for aggregate gross proceeds of $110,000,000, (3) that the amount of Momentus’ cash and cash equivalents (excluding restricted cash as determined in accordance with GAAP, any cash being held on behalf of Momentus’ customers and any security deposit for leases) as of the Closing will be equal to $13,000,000, (4) that the amount of Momentus’ indebtedness as of the Closing will be equal to $26,500,000, (5) the consummation of the transactions contemplated by the Sponsor Agreement, on the basis of the assumptions set forth in clause (b) hereof with respect to the PIPE Investment and SRAC Share Redemptions, resulting in the surrender (x) in the case of the no redemption scenario, of no shares of SRAC Class B common stock and (y) in the case of the maximum redemption scenario, of 1,437,500 shares of SRAC Class B common stock, (6) that immediately after the Closing, the total number of shares of Combined Company Class A common stock outstanding will be equal to (x) in the case of the no redemption scenario, approximately 82,649,589 and (y) in the case of the maximum redemption scenario, approximately 79,357,235.

Please see the sections titled “Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus — Ownership after the Closing; Impact of the Business Combination on the Combined Company’s Public Float,” “Unaudited Pro Forma Condensed Combined Financial Information” and “Security Ownership of Certain Beneficial Owners and Management” for further information.

Board of Directors of the Combined Company Following the Business Combination

At the Closing, the Combined Company anticipates the board of directors will be comprised of six directors. Please see the sections titled “Proposal No. 2 — The Charter Amendment Proposal,” “Proposals No. 3A Through 3G — The Governance Proposals,” “Proposal No. 4 — The Director Election Proposal” and “Management After the Business Combination” for additional information.

Regulatory Approvals Required for the Mergers

The completion of the Mergers is subject to the requirements under the Hart Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act”). Each of SRAC and Momentus will use their reasonable best efforts to obtain all necessary actions, waivers, consents, approvals, orders and authorizations from governmental entities and make all necessary registrations, declarations and filings (including registrations, declarations and filings with governmental entities, if any), including by requesting early termination of the HSR waiting period. On October 22, 2020, SRAC and Momentus filed the required forms under the HSR Act with the Antitrust Division and the FTC and requested early termination of the HSR Act 30-day waiting period. The parties were granted early termination of the HSR Act 30-day waiting period on November 3, 2020.

Appraisal Rights of SRAC Stockholders

Appraisal rights are not available to holders of shares of SRAC Class A common stock or SRAC Class B common stock in connection with the Business Combination.

Appraisal Rights of Momentus Stockholders

Pursuant to Section 262 of the DGCL or Chapter 13 of the CCC, Momentus stockholders who comply with the applicable requirements of Section 262 of the DGCL or Chapter 13 of the CCC, and do not otherwise withdraw or lose the right to appraisal under Delaware or California law have the right to seek appraisal of the fair value of their shares of Momentus stock if the Mergers are completed. The “fair value” of your shares of Momentus capital stock may be more or less than, or the same as, the value of the consideration that you are otherwise entitled to receive under the Merger Agreement. Momentus stockholders who do not consent to the adoption of the Merger Agreement and who wish to preserve their appraisal rights must so advise Momentus by submitting a demand for appraisal within the period prescribed by Section 262 of the DGCL or Chapter 13 of the CCC after receiving a notice from Momentus or the Combined Company that appraisal rights are available to them, and must otherwise precisely follow the procedures prescribed by Section 262 of the DGCL or Chapter 13 of the CCC. Failure to follow any of the statutory procedures set forth in Section 262 of the DGCL or Chapter 13 of the CCC will result in the loss or waiver of appraisal rights under Delaware law. In view of the complexity of Section 262 of the DGCL and Chapter 13 of the CCC, Momentus stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors. For additional information on appraisal rights available to Momentus stockholders, see the section titled “Additional Information — Appraisal Rights” beginning on page 286 of this proxy statement/consent solicitation statement/prospectus.

Proxy Solicitation

Proxies may be solicited by mail. SRAC has engaged Morrow to assist in the solicitation of proxies for the Special Meeting.

If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy, as described in the section titled “SRAC Special Meeting of Stockholders — Revoking Your Proxy.”

Certain Material U.S. Federal Income Tax Consequences of the Mergers to Momentus Stockholders that are U.S. holders

Momentus and SRAC intend for the Mergers, taken together, to constitute an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the Mergers qualify as a reorganization, a Momentus stockholder that receives Combined Company Class A common stock in exchange for its Momentus capital stock in the Mergers generally will not recognize gain or loss (except with respect to any cash received in lieu of a fractional share of Combined Class A common stock). However, there are many requirements that must be satisfied in order for the Mergers to qualify as a reorganization, some of which are based upon factual determinations. Neither SRAC nor Momentus has requested or received a ruling from the Internal Revenue Service or an opinion of counsel that the Mergers will qualify as a reorganization. If it is determined that the Mergers are not treated as a reorganization within the meaning of Section 368(a) of the Code, unless the First Merger qualifies as a tax-free exchange of property for stock under Section 351 of the Code, the exchange of Momentus capital stock for Combined Company Class A common stock in the Mergers will be a fully taxable transaction. In such case, a Momentus stockholder would recognize gain or loss, generally measured by the difference between (i) the fair market value of the shares of Combined Company Class A common stock received in the Mergers by such Momentus stockholder and (ii) such stockholder’s tax basis in the Momentus capital stock surrendered.

Momentus stockholders should consult with their own tax advisors as to the tax consequences to them of the Mergers as well as review the more detailed description of the tax consequences of the Mergers in the section titled “Certain United States Federal Income Tax Considerations — Certain Material U.S. Federal Income Tax Consequences of

the Mergers to Holders of Momentus Capital Stock that are U.S. Holders” beginning on page 164 of this proxy statement/consent solicitation statement/prospectus.

Conditions to the Completion of the Mergers

The obligations of SRAC and Momentus to effect the Mergers and the other transactions contemplated by the Merger Agreement are subject to the following conditions:

•        Momentus must have delivered to SRAC a stockholder action by written consent (the “Stockholder Written Consent”), (representing (1) at least a majority of the outstanding voting power of Momentus capital stock issued and outstanding (voting as a single class and on an as-converted basis), (2) at least a majority of outstanding shares of Momentus common stock issued and outstanding (voting as a single class) and (3) at least a majority of the shares of Momentus preferred stock issued and outstanding (voting as a single class and on an as-converted basis), adopting and approving the Merger Agreement and the transactions contemplated thereby and constituting the requisite approval under the DGCL, the California Corporations Code (to the extent applicable) and Momentus’ organizational documents with respect to the Merger Agreement and the transactions contemplated thereby (the “Requisite Momentus Stockholder Approval”), and such approval shall remain in full force and effect;

•        at the Special Meeting, the SRAC stockholders must have approved: (1) the adoption of the Merger Agreement and approval of the Transactions; (2) the issuance of the number of shares of SRAC Class A common stock to be issued in connection with the First Merger; (3) an increase in the number of authorized shares of SRAC Class A common stock as may be required by the immediately preceding clause; (4) the amendment and restatement of SRAC’s charter documents to be effective from and after the Closing; (5) the adoption and approval of the Equity Incentive Plans (as defined below); (6) the election of certain persons to the SRAC Board; and (7) any other proposals the parties deem necessary or desirable to consummate the Transactions;

•        SRAC must have at least $5,000,001 of net tangible assets following the SRAC stockholder redemptions;

•        all applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated;

•        no provision of any applicable law prohibiting, enjoining or making illegal the consummation of the Transactions shall be in effect and no temporary, preliminary or permanent order enjoining or making illegal the consummation of the Transactions will be in effect or will be threatened in writing by a Governmental Entity;

•        the shares of SRAC Class A common stock to be issued in connection with the Closing shall have been conditionally approved for listing upon the Closing on Nasdaq, subject only to the requirement to have a sufficient number of round lot holders and official notice of issuance; and

•        the Registration Statement, of which this proxy statement/consent solicitation statement/prospectus forms a part, must be effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC.

The obligation of Momentus to complete the Mergers is further subject to the following conditions:

•        The fundamental representations and warranties of SRAC (i.e., representations related to organization and qualification, subsidiaries, capitalization, authority relative to the Merger Agreement, business activities and SRAC’s trust account) must have been true and correct in all material respects (without giving effect to any limitation as to “materiality” or “SRAC Material Adverse Effect,” as defined below, or any similar limitation contained therein) as of the date of the Merger Agreement and the Closing Date as though made on and as of the date of the Merger Agreement and the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date) and all other representations and warranties of SRAC set forth in the Merger Agreement must have been true and correct (without giving effect to any limitation as to “materiality” or “SRAC Material Adverse Effect” or any similar limitation contained therein) on and as of the date of the Merger Agreement and the Closing Date as though made on and as of the date of the Merger Agreement and the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date ), except where the failure of such representations and warranties of SRAC to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a SRAC Material Adverse Effect;

•        SRAC, First Merger Sub and Second Merger Sub must have performed and complied with all agreements and covenants required to be performed or complied with by them under the Merger Agreement on or prior to the Closing Date, in each case in all material respects;

•        SRAC must have delivered to Momentus a certificate signed by an executive officer of SRAC and dated as of the Closing Date, certifying as to the satisfaction of the conditions set forth in the two immediately preceding bullet points;

•        certain individuals must have resigned from their positions and offices with SRAC;

•        SRAC must have delivered, or stand ready to deliver, to Momentus all of the certificates, instruments, contracts and other documents specified to be delivered by SRAC pursuant to the Merger Agreement, duly executed by SRAC, First Merger Sub and Second Merger Sub, as applicable, and there shall have been no material amendment, material modification or termination of the Sponsor Agreement (except as permitted pursuant to the Merger Agreement);

•        SRAC must have made appropriate arrangements to have the cash available in the Trust Account, less any amounts required to satisfy stockholder redemptions, available to SRAC for payment of Momentus’ transaction costs and SRAC’s transaction costs at the Closing; and

•        the amount of cash in the Trust Account as of the Closing, plus the PIPE Investment Amount (and the amount of any alternative financing in respect thereof), minus the aggregate amount of cash proceeds that will be required to satisfy the SRAC stockholder redemptions, must equal or exceed $250,000,000.

The obligation of SRAC, First Merger Sub and Second Merger Sub to complete the Mergers is further subject to the following conditions:

•        The fundamental representations and warranties of Momentus (i.e., organization and qualification, subsidiaries, capitalization, due authorization, and brokers and third party expenses) must have been true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Momentus Material Adverse Effect,” as defined below, or any similar limitation contained therein) on and as of the date of the Merger Agreement and the Closing Date as though made on and as of the date of the Merger Agreement and the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date); and all other representations and warranties of Momentus set forth in the Merger Agreement must have been true and correct (without giving effect to any limitation as to “materiality” or “Momentus Material Adverse Effect” or any similar limitation contained therein) on and as of the date of the Merger Agreement and the Closing Date as though made on and as of the date of the Merger Agreement and the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date), except where the failure of such representations and warranties of Momentus to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Momentus Material Adverse Effect;

•        Momentus must have performed or complied with all of its agreements and covenants required to be performed or complied with by it under the Merger Agreement on or prior to the Closing Date in all material respects;

•        Since the date of the Merger Agreement, there must not have occurred a Momentus Material Adverse Effect;

•        Momentus must have delivered to SRAC a certificate signed by an executive officer of Momentus and dated as of the Closing Date, certifying as to the satisfaction of the conditions set forth in the three immediately preceding bullet points;

•        certain individuals must have resigned from their positions and offices with Momentus; and

•        Momentus must have delivered, or stand ready to deliver, to SRAC all of the certificates, instruments, contracts and other documents specified to be delivered by Momentus pursuant to the Merger Agreement, duly executed by Momentus.

Termination Rights

The Merger Agreement may be terminated at any time prior to the Closing:

•        by mutual written agreement of SRAC and Momentus;

•        by either SRAC or Momentus if the Transactions shall not have been consummated by August 13, 2021 (provided, that the right to terminate the Merger Agreement is not available to any party whose action or failure to act was a principal cause of or resulted in the failure of the Transactions to occur on or before such date);

•        by either SRAC or Momentus if a governmental entity shall have issued an order having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Mergers, which order or other action is final and nonappealable;

•        by Momentus, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement on the part of SRAC, First Merger Sub or Second Merger Sub, or if any representation or warranty of SRAC, First Merger Sub or Second Merger Sub shall have become untrue, in either case such that the conditions to Closing set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by SRAC, First Merger Sub or Second Merger Sub is curable by SRAC, First Merger Sub or Second Merger Sub prior to the Closing, then Momentus must first provide written notice of such breach and may not terminate the Merger Agreement until the earlier of: (i) thirty (30) days after delivery of written notice from Momentus to SRAC of such breach; and (ii) August 13, 2021; provided, further, that each of SRAC, First Merger Sub and Second Merger Sub continues to exercise commercially reasonable efforts to cure such breach (it being understood that Momentus may not terminate the Merger Agreement if: (A) Momentus shall have materially breached the Merger Agreement and such breach has not been cured; or (B) such breach by SRAC, First Merger Sub or Second Merger Sub is cured during such 30-day period);

•        by SRAC, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement on the part of Momentus or if any representation or warranty of Momentus shall have become untrue, in either case such that the conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by Momentus is curable by Momentus prior to the Closing, then SRAC must first provide written notice of such breach and may not terminate the Merger Agreement until the earlier of: (i) thirty (30) days after delivery of written notice from SRAC to Momentus of such breach; and (ii) August 13, 2021; provided, further, that Momentus continues to exercise commercially reasonable efforts to cure such breach (it being understood that SRAC may not terminate the Merger Agreement if: (A) SRAC shall have materially breached the Merger Agreement and such breach has not been cured; or (B) such breach by Momentus is cured during such 30-day period);

•        by either SRAC or Momentus, if, at the SRAC Special Meeting (including any adjournments thereof), the requisite SRAC stockholder approval shall not have been obtained;

•        by SRAC at any time prior to obtaining the requisite Momentus stockholder approval if the board of directors of Momentus has made a Momentus Change in Recommendation (as defined below);

•        by Momentus at any time prior to obtaining the requisite SRAC stockholder approval if the board of directors of SRAC shall have made a SRAC Change in Recommendation (as defined below);

•        by SRAC, in the event of a Written Consent Failure (as defined below); or

•        by Momentus, if (i) the amount of cash in the Trust Account, plus the PIPE Investment Amount (and the amount of any alternative financing in respect thereof), minus the aggregate amount of cash proceeds that will be required to satisfy SRAC stockholder redemptions is incapable at the Closing of equaling or exceeding $250,000,000 and (ii) a period of ten (10) business days has elapsed since such circumstances exist and, at the end of such period, such circumstances continue to exist (after giving effect to any alternative financing).

Summary of the Transactions

Set forth below is a summary of the transactions that are contemplated to occur in connection with the Business Combination.

Treatment of Momentus Equity Interests and Convertible Securities in the Mergers

Capital Stock

In connection with the Mergers, each share of Momentus capital stock (subject to limited exceptions) will be cancelled and automatically deemed for all purposes to represent the right to receive a portion of the Merger Consideration in accordance with Momentus’ organizational documents.

Warrants

Under the terms of the Merger Agreement, each Momentus warrant that is outstanding and unexercised immediately prior to the Effective Time will automatically be converted into a warrant to acquire an adjusted number of shares of SRAC Class A common stock at an adjusted exercise price per share, in each case, as determined under the Merger Agreement (each such resulting warrant, an “Assumed Warrant”). Each Assumed Warrant will be subject to the same terms and conditions as were applicable to such corresponding warrant in Momentus immediately prior to the Effective Time (including applicable vesting conditions), except to the extent such terms or conditions are rendered inoperative by the Mergers or such other immaterial administrative or ministerial changes as the parties to the Merger Agreement may determine are appropriate to effectuate the administration of the Assumed Warrants. Accordingly, effective as of the Effective Time: (a) each such Assumed Warrant will be exercisable solely for shares of SRAC Class A common stock; (b) the number of shares of SRAC Class A common stock subject to each Assumed Warrant shall be determined by multiplying the number of shares of Company Stock that are subject to the warrant by the Per Share Company Stock Consideration and rounding the resulting number down to the nearest whole number of shares of SRAC Class A common stock; and (c) the per share exercise price for the SRAC Class A common stock issuable upon exercise of such warrant shall be determined by dividing the per share exercise price for the shares of Company Stock subject to the Assumed Warrant, as in effect immediately prior to the Effective Time, by the Per Share Company Stock Consideration, and rounding the resulting exercise price up to the nearest whole cent.

Vested and Unvested Options

Under the terms of the Merger Agreement, each Momentus option (whether vested or unvested) (other than any non-plan option, which will be handled as set forth below under “Non-Plan Option,” below) that is outstanding and unexercised immediately prior to the Effective Time will automatically be assumed by SRAC and converted into an option to acquire an adjusted number of shares of SRAC Class A common stock at an adjusted exercise price per share, in each case, as determined under the Merger Agreement (each such resulting option, a “Rollover Option”). Each Rollover Option will be subject to the same terms and conditions as were applicable to such corresponding Company Option immediately prior to the Effective Time (including applicable vesting conditions), except to the extent such terms or conditions are rendered inoperative by the transactions contemplated by the Merger Agreement or such other immaterial administrative or ministerial changes as the parties to the Merger Agreement may determine are appropriate to effectuate the administration of the Rollover Options. Accordingly, effective as of the Effective Time: (a) each such Rollover Option will be exercisable solely for shares of SRAC Class A common stock; (b) the number of shares of SRAC Class A common stock subject to each Rollover Option shall be determined by multiplying the number of shares of Company Stock that are subject to the Rollover Option by the Per Share Company Merger Consideration and rounding the resulting number down to the nearest whole number of shares of SRAC Class A common stock; and (c) the per share exercise price for the SRAC Class A common stock issuable upon exercise of such Rollover Option shall be determined by dividing the per share exercise price for the shares of Company Stock subject to the Rollover Option, as in effect immediately prior to the Effective Time, by the Per Share Company Merger Consideration, and rounding the resulting exercise price up to the nearest whole cent. See “The Business Combination and the Merger Agreement — The Merger Agreement — Treatment of Momentus Equity Interests — Vested and Unvested Options” for more information.

Non-Plan Option

Under the terms of the Merger Agreement, each Momentus non-plan option that was granted prior to Closing and is outstanding and unexercised immediately prior to the Effective Time shall be automatically cancelled for no consideration.

Restricted Stock

Under the terms of the Merger Agreement, each award of Momentus restricted stock that is outstanding and unvested immediately prior to the Effective Time shall automatically be assumed by SRAC and converted into an award of restricted stock with respect to an adjusted number of shares of SRAC Class A common stock (the “Rollover Restricted Stock”) determined by multiplying the number of shares of Company Restricted Stock subject to such award by the Per Share Company Stock Consideration and rounding the resulting number down to the nearest whole number of shares of SRAC Class A common stock. Each share of Rollover Restricted Stock shall be subject to the same terms and conditions as were applicable to such corresponding share of Momentus Restricted Stock immediately prior to the Effective Time (including applicable vesting conditions), except to the extent such terms or conditions are rendered inoperative by the transactions contemplated by the Merger Agreement or such other immaterial administrative or ministerial changes as the parties to the Merger Agreement may determine are appropriate to effectuate the administration of the Rollover Restricted Stock.

SAFE Notes

Under the terms of the Merger Agreement, each SAFE note that is outstanding will be automatically converted into the right to receive the aggregate Per Share Company Stock Consideration payable in accordance with the terms of such applicable SAFE note in connection with the transactions contemplated by the Merger Agreement. Each SAFE note so converted shall immediately thereafter terminate in accordance with its terms.

Treatment of Founder Shares

Immediately prior to the Closing, Sponsor and SRAC Partners will surrender to SRAC the Sponsor Contingent Closing Shares. In connection with the Closing, immediately following the conversion of the Sponsor’s founder shares into shares of Combined Company Class A common stock, Sponsor and SRAC Partners shall subject the Sponsor Earnout Shares to potential forfeiture in accordance with the terms of the Merger Agreement and the Sponsor Agreement.

PIPE Investment

Immediately prior to the Closing, the PIPE Investors will subscribe for and purchase, and the Combined Company will issue to the PIPE Investors, an aggregate of 11,000,000 shares of Combined Company Class A common stock, together with warrants to purchase 11,000,000 shares of Combined Company Class A common stock at an initial exercise price of $11.50 per share, in exchange for an aggregate amount of cash equal to $110,000,000.

Summary of Risk Factors

In evaluating the Business Combination and the proposals to be considered and voted on at the Special Meeting, you should carefully review and consider the risk factors described below and the factors discussed in the section titled “Risk Factors” beginning on page 46 of this proxy statement/consent solicitation statement/prospectus.

The occurrence of one or more of the events or circumstances described below and in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may have a material adverse effect on (i) the ability of SRAC and Momentus to complete the Business Combination, and (ii) the business, cash flows, financial condition and results of operations of the Combined Company following the Closing. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

Risks Related to Momentus’ Business

•        Momentus has not yet delivered customer satellites into orbit using any of its transfer and service vehicles, and any setbacks it may experience during its initial mission planned for June 2022 and other demonstration and commercial missions could have a material adverse effect on its business, financial condition and results of operation and could harm our reputation.

•        A key component of Momentus’ business model is the delivery of satellites using its vehicles from lower earth orbit to other orbits. The technology for this maneuver is still in the development stage and has not been fully validated through actual deployment and testing in space. If Momentus is unable to develop and validate such technology or technology for other planned services, its operating results and business will be materially adversely affected.

•        Until Momentus receives all required licenses and regulatory approvals from the U.S. government for its missions, it will not be able to execute on its business plan. Momentus has experienced delays in receiving all necessary approvals from the U.S. government to fly its inaugural mission due to the U.S. government’s national security concerns relating to Momentus. If Momentus continues to experience delays in securing necessary approvals from the U.S. government for its inaugural mission or any other mission, its financial condition, results of operations, backlog and prospects will be materially adversely affected.

•        Momentus has incurred significant losses since inception, it expects to incur losses in the future and it may not be able to achieve or maintain profitability.

•        Momentus’ ability to grow its business depends on the successful development of its vehicles and related technology, which is subject to many uncertainties, some of which are beyond Momentus’ control.

•        The market for in-space infrastructure services has not been established with precision, is still emerging and may not achieve the growth potential Momentus expects or may grow more slowly than expected.

•        Momentus may not be able to convert its orders in backlog into revenue.

•        Momentus is dependent on third-party launch vehicles to launch its vehicles and customer payloads into space and any delay could have a material adverse impact on Momentus’ financial condition and results of operations.

•        Momentus may be unable to manage its future growth effectively, which could make it difficult to execute Momentus’ business strategy. In addition, Momentus’ management team has limited experience managing a public company and several members have been with Momentus for less than 12 months.

•        Momentus relies on a limited number of suppliers for certain raw materials and supplied components.

•        If Momentus fails to adequately protect its intellectual property rights, its competitive position could be impaired and its intellectual property applications for registration may not issue or be registered, which may have a material adverse effect on its ability to prevent others from commercially exploiting similar technology or products. In addition, Momentus has pledged a security interest in its intellectual property to a lender under a $25 million loan facility.

•        Momentus has identified material weaknesses and significant deficiencies in its internal control over financial reporting. If it fails to develop and maintain an effective system of internal controls, its ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely affected.

•        The Security Director required by the NSA will have substantial latitude over certain business decisions and operations of Momentus (and the Combined Company), and to the extent that certain arrangements relating to the Security Director are determined not to be permitted by the Delaware General Corporation Law, such arrangements could have a material adverse effect on our business, financial condition and results of operations.

•        Momentus is subject to stringent U.S. export and import control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, Momentus’ failure to secure timely U.S. government authorizations under these laws and regulations, or its failure to comply with these laws and regulations could have a material adverse effect on its business, financial condition and results of operations.

Risks Related to the Business Combination and SRAC

•        Neither the SRAC Board nor any committee thereof obtained a third party valuation in determining whether or not to pursue the Business Combination.

•        Since the Sponsor and the members of SRAC’s management team have interests that are different, or in addition to (and which may conflict with), the interests of SRAC stockholders, a conflict of interest may have existed in determining whether the Business Combination is appropriate as SRAC’s initial business combination. Such interests include that the Sponsor will lose its entire investment in SRAC if SRAC’s business combination is not completed.

•        Because the Combined Company will become a public reporting company by means other than a traditional underwritten initial public offering, the Combined Company’s stockholders may face additional risks and uncertainties.

•        Subsequent to the Closing, we may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.

•        The exercise of the SRAC management team’s discretion in agreeing to changes or waivers in the terms of the Merger Agreement, including closing conditions, may result in a conflict of interest when determining whether such changes to the terms or waivers of conditions are appropriate and in SRAC’s stockholders’ best interest.

•        SRAC and Momentus will incur significant transaction and transition costs in connection with the Business Combination.

•        SRAC stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

•        Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment.

Risks Related to the Redemption

•        If a public stockholder fails to receive notice of SRAC’s offer to redeem public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

•        If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

RISK FACTORS

In addition to the other information contained in this proxy statement/consent solicitation statement/prospectus, including the matters addressed under the heading “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/consent solicitation statement/prospectus. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the Combined Company’s business, reputation, revenue, financial condition, results of operations and future prospects, in which event the market price of Combined Company Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to the Business and Industry of Momentus

The following risk factors will apply to Momentus’ business and operations following the completion of the Business Combination. These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of Momentus and its business, financial condition and prospects following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/consent solicitation statement/prospectus, including matters addressed in the section titled “Cautionary Note Regarding Forward-Looking Statements.” Momentus may face additional risks and uncertainties that are not presently known to it, or that it currently deems immaterial, which may also impair Momentus’ business or financial condition. The following discussion should be read in conjunction with the financial statements of Momentus and notes to the financial statements included herein.

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to Momentus and its subsidiaries prior to the consummation of the Business Combination, which will be the Combined Company and any subsidiaries following the consummation of the Business Combination.

We have not yet delivered customer satellites into orbit using any of our transfer and service vehicles, and any setbacks we may experience during our initial mission planned for June 2022 and other demonstration and commercial missions could have a material adverse effect on our business, financial condition and results of operation and could harm our reputation.

The success of our in-space infrastructure services business will depend on our ability to successfully and regularly deliver customer satellites to custom orbits. Our initial mission planned for June 2022 will be a hybrid commercial-demonstration mission in which our vehicles will deliver paying customers’ satellites into orbit for the first time. In this inaugural mission, we expect to demonstrate Vigoride’s ability to deploy satellites at the point at which Vigoride is dropped off by the launch vehicle. Once all client payloads have been released, we plan to perform orbit change maneuvers and technology demonstrations with our vehicles that are part of our program to validate our technology in space, and to demonstrate end-to-end in-space transfer operations.

This inaugural Vigoride flight is expected to provide essential on-orbit functional proof of principle and performance verification data for the microwave electrothermal thruster (“MET”) — this data will be used to assess the efficacy of the MET, and identify potential refinements or upgrades for future versions of the MET in order to improve its performance. Like the ground test campaign we have been conducting, on-orbit tests can be understood as incremental confidence-building measures — meeting key requirements for thrust, specific impulse, firing duration, lifetime, and other performance parameters will help Momentus determine whether the MET is performing per our expectations. Doing so repeatedly, both on the ground and on orbit, will demonstrate the soundness and robustness of the design and is expected to contribute to growing customer confidence over time. We expect to learn lessons from the first flight of Vigoride and to use the data collected from this mission to determine what services or level of services we will be able to initially provide customers, including the degree to which Vigoride possesses capabilities of providing customers with LEO transfer services. We anticipate that the mission will also lay the groundwork for continual improvements and enhancements that we plan to flight-demonstrate on future missions. We plan to offer LEO transfer services to customers no earlier than October 2022, based in part on the outcome of the inaugural flight and MET demonstration, as well as the results of ongoing ground testing.

The version of our Vigoride vehicle that we intend to fly on our inaugural mission has never been flown in space. In addition, while we have previously flown our first generation MET in space, that mission did not demonstrate the MET’s ability to generate a measured orbit change in space, which is crucial to our ability to maneuver objects in space. Moreover, even if the unit generates thrust, there can be no assurance that other systems and subsystems can be operated in a manner that is sufficiently reliable and efficient to permit full commercialization of the technology.

While the objective of the inaugural mission involving the Vigoride system is to successfully deploy satellites and perform certain maneuvers, we are mindful of the inherent risks involved in the initial use of hardware and complex systems in space given the difficulties of replicating all aspects of the environment and stresses that the system will experience in space during ground-based testing in simulated environments. We expect to learn and gather valuable data during this inaugural mission of Vigoride as we continue to develop and improve the system and our other systems. There can be no assurance that we will not experience operational or process failures and other problems during our inaugural mission or on any other mission. Any failures or setbacks, particularly on our inaugural mission, could harm our reputation and have a material adverse effect on our business, financial condition and results of operation.

A key component of our business model is the delivery of satellites using our vehicles from lower earth orbit to other orbits. The technology for this maneuver is still in the development stage and has not been validated through actual deployment and testing in space. If we are unable to develop and validate such technology or technology for other planned services, our operating results and business will be materially adversely affected.

While we plan to initially deliver satellites within lower earth orbit at costs significantly lower than our competitors, the success of our business is in large part dependent on our ability to develop more powerful and efficient propulsion to deliver satellites and other payloads to other orbits and provide other services, such as deorbiting of defunct or obsolete satellites and satellite repositioning. This technology is currently under development, and if we fail to successfully complete the development and validate this technology through actual deployment and testing of such technology in space, or if we experience any delays or setbacks in the development of this technology or encounter difficulties in scaling our delivery or servicing capabilities, we may not be able to fully execute or realize our business model and our financial results and prospects would be materially adversely affected.

Additionally, as part of our business plan, we plan to provide reusable vehicles and offer in orbit services, such as inspection, refueling, life extension, re-positioning, salvage missions, maintenance and repair, and de-orbiting. This will require development of new capabilities for our vehicles, such as the capability to perform proximity maneuvering and berthing. These anticipated capabilities need technologies that are unproven and subject to significant continued design and development efforts, may take longer than anticipated to materialize, if at all, and may never be commercialized in a way that would allow us to generate revenue from the sale of these services and offerings. Relatedly, if such technologies become viable in the future, we may be subject to increased competition, and some competitors may have substantially greater monetary and knowledge resources than we have and expect to have in the future to devote to the development of these technologies.

Until we receive all required licenses and regulatory approvals from the U.S. government for our missions, we will not be able to execute on our business plan. We have experienced delays in receiving all necessary approvals from the U.S. government to fly our inaugural mission due to the U.S. government’s national security concerns relating to us. If we continue to experience delays in securing necessary approvals from the U.S. government for our inaugural mission or any other mission, our financial condition, results of operations, backlog and prospects will be materially adversely affected.

We currently hold a license grant from the National Oceanic and Atmospheric Administration’s Commercial Report Sensing Regulatory Affairs (“CRSRA”) office authorizing our first 10 Vigoride missions. However, we have experienced delays in receiving Special Temporary Authorization (“STA”) licenses from the Federal Communications Commission (the “FCC”), and the Federal Aviation Administration (the “FAA”) recently denied one of our payload review applications due to interagency concerns related to our foreign ownership and corporate structure at the time of denial. The FAA denial notice, which was received before we entered into the NSA, indicated that Momentus was engaged in addressing the government’s national security concerns and that the FAA could reconsider the application once that process is complete.

U.S. government agencies other than the agency to which we apply to for a license or approval may review our applications to the FCC, FAA, or other regulatory authorities, including to evaluate the national security implications of an application, which could result in delays. For example, in November 2020, the Committee for the Assessment of Foreign Participation in the United States Telecommunications Service Sector (the “Committee”) requested to review two of our FCC license applications to determine whether approval posed a risk to the national security or law enforcement interests of the United States. While in that instance, the Committee withdrew its request for review without explanation, it is possible that reviews of applications for licenses or approvals by the Committee or other regulatory bodies may occur in the future. Such reviews could delay the issuance of, or result in a denial of, licenses or approvals.

No assurance can be given that we will obtain FAA or FCC authorizations or other authorizations that may be necessary to our business in a timely manner, especially in light of the ongoing U.S. government oversight of Momentus discussed under “Information About Momentus — Regulatory — National Security Agreement” in this proxy statement/consent solicitation statement/prospectus. Moreover, there is no guarantee that the FCC, FAA and other U.S. government agencies will grant the necessary authorizations to operate our spaceflight business as planned, despite our conclusion of the NSA. If we do not receive these approvals in a timely manner, our financial condition, results of operations, backlog and prospects will be materially adversely affected. For example, we have experienced erosion in our backlog of $86 million as of March 4, 2021 to $66 million as of June 11, 2021 as customers chose to cancel their contracts with us and seek alternative providers due to delays in our scheduled missions as we await receipt of necessary governmental approvals. If we continue to experience delays in receiving these approvals, we could experience further erosion in our backlog.

We have incurred significant losses since inception, we expect to incur losses in the future and we may not be able to achieve or maintain profitability.

We have incurred significant losses since inception. We incurred net losses of $307.0 million and $15.8 million for the years ended December 31, 2020 and 2019, respectively. We have not yet commenced delivery of customer satellites into orbit or fully tested and validated our technology, and it is difficult for us to predict our future operating results. As a result, our losses may be larger than anticipated, and we may not achieve profitability when expected, or at all, and even if we do, we may not be able to maintain or increase profitability.

We expect our operating expenses to increase over the next several years as we scale our operations, increase research and development efforts relating to new offerings and technologies, and hire more employees. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from expanding our operations, this could have a material adverse effect on our business, financial condition and results of operations.

Our ability to grow our business depends on the successful development of our vehicles and related technology, which is subject to many uncertainties, some of which are beyond our control.

Our current primary research and development objectives focus on the development of our existing and future vehicles and related technology. If we do not complete development of these vehicles in our anticipated timeframes or at all, our ability to grow our business will be adversely affected. The successful development of our vehicles and related technology involves many uncertainties, some of which are beyond our control, including, but not limited to:

•        timing in finalizing vehicle design and specifications;

•        successful completion of test programs and demonstration missions;

•        meeting stated technological objectives and goals for the design on time, on budget and within target cost objectives;

•        our ability to obtain additional applicable approvals, licenses or certifications from regulatory agencies and maintaining current approvals, licenses or certifications;

•        performance of our manufacturing facility despite risks that disrupt productions, such as natural disasters;

•        performance of a limited number of suppliers for certain raw materials and supplied components and their willingness to do business with us;

•        performance of our third-party contractors that support our research and development activities;

•        our ability to protect our intellectual property critical to the design and function of our transport vehicles;

•        our ability to continue funding and maintaining our research and development activities; and

•        the impact of the COVID-19 pandemic on us, our customers, suppliers and distributors, and the global economy; and

•        our ability to comply with the terms of the NSA and any related compliance measures instituted by the Security Director.

Momentus’ limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter.

We have been focused on developing space transportation and infrastructure services since 2017. This limited operating history makes it difficult to evaluate Momentus’ future prospects and the risks and challenges we may encounter. Risks and challenges Momentus has faced or expects to face include our ability to:

•        forecast revenue and budget for and manage expenses;

•        attract new customers and retain existing customers;

•        effectively manage growth and business operations, including planning for and managing capital expenditures for current and future vehicles and services, and managing its supply chain and supplier relationships related to current and future vehicles and services;

•        comply with existing and new or modified laws and regulations applicable to our business, including export control regulations;

•        anticipate and respond to macroeconomic changes and changes in the markets in which we operate;

•        maintain and enhance the value of our reputation and brand;

•        develop and protect intellectual property; and

•        hire, integrate and retain talented people at all levels of our organization.

If Momentus fails to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition and results of operations could be adversely affected. Further, because Momentus has limited historical financial data and operates in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more developed market. Momentus has encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If Momentus’ assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

The market for in-space infrastructure services has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

The markets for in-space infrastructure services have not been established with precision as the commercialization of space is a relatively new development and is rapidly evolving. Our estimates for the total addressable markets for in-space infrastructure services are based on a number of internal and third-party estimates, including our current backlog, assumed prices at which we can offer services, assumed frequency of service, our ability to leverage our current manufacturing and operational processes and general market conditions. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable markets for in-space infrastructure services, as well as the expected growth rate for the total addressable market for that experience, may prove to be incorrect.

We may not be able to convert our orders in backlog into revenue.

As of June 11, 2021, our backlog consisted of approximately $66 million in customer contracts, including options for future services. However, these contracts are cancellable by customers for convenience. If a customer cancels a contract before it is required to pay the last deposit prior to launch, we may not receive all potential revenue from these orders, except for an initial non-refundable deposit which is paid at the time the contract is signed.

In addition, backlog is typically subject to large variations from quarter to quarter and comparisons of backlog from period to period are not necessarily indicative of future revenues. Furthermore, some contracts comprising the backlog are for services scheduled many years in the future, and the economic viability of customers with whom we have contracted is not guaranteed over time. As a result, the contracts comprising our backlog may not result in actual revenue in any particular period, or at all, and the actual revenue from such contracts may differ from our backlog estimates. The timing of receipt of revenues, if any, on projects included in the backlog could change because many factors affect the scheduling of missions and adjustments to contracts may also occur. The failure to realize some portion of our backlog could adversely affect our revenues and gross margins. Furthermore, the presentation of our financial results requires us to make estimates and assumptions that may affect revenue recognition. In some instances, we could reasonably use different estimates and assumptions, and changes in estimates are likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates.

In addition, if we do not receive regulatory approvals in a timely manner, our backlog and prospects will be materially adversely affected. For example, we have experienced erosion in our backlog of $86 million as of March 4, 2021 to $66 million as of June 11, 2021 as customers chose to cancel their contracts with us and seek alternative providers due to delays in our scheduled missions as we await receipt of necessary governmental approvals. If we continue to experience delays in receiving these approvals, we could experience further erosion in our backlog.

We are dependent on third-party launch vehicles to launch our vehicles and customer payloads into space and any delay could have a material adverse impact to our financial condition and results of operations.

Currently there are only a handful of companies who offer launch services, and if this sector of the space industry does not grow or there is consolidation among these companies, we may not be able to secure space on a launch vehicle or such space may be more costly.

Our vehicles are expected to provide “last-mile” transport for satellites to their custom orbit after they are released at a drop off point in space. Therefore, we are dependent on third-party launch vehicles to deliver our vehicles into space. If the number of companies offering launch services or the number of launches does not grow in the future or there is a consolidation among companies who offer these services, this could result in a shortage of space on these launch vehicles, which may cause delays in our ability to meet our customers’ needs. Additionally, a shortage of space available on launch vehicles may cause prices to increase or cause delays in our ability to meet our customers’ needs. Either of these situations could have a material adverse effect on our results of operations and financial condition.

Further, in the event that a launch is delayed by third-party launch providers or for other reasons, our timing for revenue recognition may be impacted depending on the length of the delay and the nature of the contract with the customers with payloads on such delayed flight. For example, SpaceX delayed the December 2020 launch of Transporter-1, a Falcon 9 launch, on which our inaugural vehicle was intended to fly. Then, on May 10, 2021 and before we entered into the NSA, Momentus received a letter from the FAA denying Momentus’ application for a payload review for the planned June 2021 launch based on the FAA’s finding that its launch would jeopardize U.S. national security. While we work through the NSA implementation phase, SpaceX and Momentus have agreed to temporarily suspend all activities until such time licensure (or other communicae) is in place that would allow Momentus to fly its inaugural mission. Our partnership agreement is still effective and we continue to hold general discussions with SpaceX in support of potential future business. However, the partnership agreement does not provide any guarantees or assurances that SpaceX will have slots available on its manifests for Momentus’ future missions.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

If our operations continue to grow as planned, of which there can be no assurance, we will need to expand our sales and marketing, research and development, customer and commercial strategy, products and services, supply, and manufacturing functions. We will also need to continue to leverage our manufacturing and operational systems and processes, and there is no guarantee that we will be able to scale the business and the manufacture of vehicles as currently planned or within the planned timeframe. The continued expansion of our business may also require additional manufacturing and operational facilities, as well as space for administrative support. For example, we recently leased an approximately 65,000-square-foot facility that can accommodate the manufacture and assembly of our next generation Vigoride vehicles.

Earlier this year, Momentus investigated options for leasing and outfitting a second manufacturing facility, to be located either in California or in another state in the U.S. We had deemed such a facility essential for the assembly, integration, and test of both developmental and production versions of our planned Ardoride orbital transfer and service vehicle, due to its projected size. Our current facilities in Santa Clara and San Jose can support Vigoride builds, but are not large enough to conduct these activities for Ardoride. However, due to the ongoing delay of the

Business Combination with SRAC, we concluded that the cost of leasing and modifying a new facility to support Ardoride was not advisable until the completion of the Business Combination. Our intent is to reconsider a facility standup post-Business Combination, which we believe will permit Ardoride assembly, integration, and test activities to commence no earlier than nine months following lease signature.

Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring and training employees, finding manufacturing capacity to produce our vehicles and related equipment, and delays in production. These difficulties divert the attention of management and key employees and impact financial and operational results. If we are unable to drive commensurate growth, these costs, which include lease commitments, headcount and capital assets, could result in decreased margins and operating results, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

A pandemic outbreak of a novel strain of coronavirus, also known as COVID-19, has disrupted and may continue to adversely affect our business.

The global spread of COVID-19 has disrupted certain aspects of our operations and may adversely impact our business operations and financial results, including our ability to execute on our business strategy and goals. Specifically, the continued spread of COVID-19 and new strains of the virus and precautionary actions taken related to COVID-19 have adversely impacted, and are expected to continue to adversely impact, our operations, including causing delays or disruptions in our supply chain and decreasing our operational efficiency in the development of our vehicles. We are taking measures within our facilities to ensure the health and safety of our employees, which include universal facial coverings, rearranging facilities to follow social distancing protocols, conducting active daily temperature checks and undertaking regular and thorough disinfecting of surfaces and tools. However, there can be no assurances that these measures will prevent a future outbreak of COVID-19 within our workforce.

The pandemic has also resulted in, and may continue to result in, significant disruption and volatility of global financial markets. This disruption and volatility may adversely impact our ability to access capital, which could in the future negatively affect our liquidity and capital resources. Given the rapid and evolving nature of the impact of the virus, responsive measures taken by governmental authorities and the uncertainty about its impact on society and the global economy, we cannot predict the extent to which it will affect our operations, particularly if these impacts persist or worsen over an extended period of time. To the extent COVID-19 adversely affects our business operations, liquidity and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

We may experience a total loss of our vehicle and our customers’ payloads if there is an accident on launch or during the journey into space, and any insurance we have may not be adequate to cover our loss.

Although there have been and will continue to be technological advances in spaceflight, it is still an inherently dangerous activity. Explosions and other accidents on launch or during the flight have occurred and will likely occur in the future. If such incidents should occur, we will likely experience a total loss of our vehicle and our customers’ payloads. The total or partial loss of one or more vehicles or customer payloads could have a material adverse effect on our results of operations and financial condition. For some missions, we can elect to buy launch insurance, which can reduce our monetary losses from the launch failure, but even in this case we will have losses associated with our inability to test our technology in space and delays with further technology development.

Depending on the circumstances and market conditions, launch insurance may be extremely expensive, and we cannot assure you that we will be able to acquire it at costs favorable to us, or at all. While we are not procuring launch insurance at this time, we are compliant with third party on orbit liability insurance requirements as required by certain countries where certain of our customers domicile.

Following the completion of the Business Combination, including the PIPE Investment, we may still require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all.

Upon the completion of the Business Combination, we will pay an aggregate of $50 million to our co-founders or their affiliates for the Momentus securities we repurchased from them pursuant to repurchase agreements we entered into as required by the NSA if the cash proceeds from the Business Combination are not less than $250 million. These amounts will come from proceeds of the PIPE Investment and the SRAC Trust Account established in connection with SRAC’s initial public offering that will be released to us upon the closing of the Business Combination and therefore will reduce the proceeds from the PIPE Investment and the Trust Account that will available to us to fund our operations and capital expenditures. In addition, we have incurred and will continue to incur significant professional and other expenses leading up to the Business Combination. Accordingly, we could be required to raise capital through public or private financing or other arrangements sooner than expected. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. For example, the global COVID-19 pandemic and related financial impact has resulted in, and may in the future result in, significant disruption and volatility of global financial markets that could adversely impact our ability to access capital. We may sell equity securities or debt securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, our current investors may be materially diluted. Any debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility or profitability. If we cannot raise funds on acceptable terms, or at all, we may not be able to grow our business or respond to competitive pressures.

Our secured loan facility contains various covenants that limit our management’s discretion in the operation of our business.

Our secured loan facility contains various provisions that limit our management’s discretion by restricting our ability to, among other things:

•        incur additional indebtedness or guarantee indebtedness;

•        pay dividends or make other distributions or repurchase or redeem our capital stock;

•        undergo fundamental changes, including a change of control;

•        make loans and investments;

•        prepay any indebtedness (other than loans under the loan facility);

•        enter into transactions with related persons;

•        sell assets;

•        incur liens; and

•        acquire or create any subsidiary;

in each case, subject to certain exceptions. Any failure to comply with the restrictions of our secured loan facility or any other subsequent financing agreements may result in an event of default. An event of default under the secured loan facility will allow the lender to accelerate amounts outstanding under the facility. In addition, the lender may terminate any commitments it had made to supply us with further funds. Furthermore, if we were unable to repay the amounts due and payable under the facility, the lender could proceed against the collateral securing such indebtedness, which includes all of our assets, including all of our intellectual property. As of March 31, 2021, we had fully borrowed the $25 million available under the facility.

We rely on a limited number of suppliers for certain raw materials and supplied components. We may not be able to obtain sufficient raw materials or supplied components to meet our manufacturing and operating needs, or obtain such materials on favorable terms or at all, which could impair our ability to fulfill our orders in a timely manner or increase our costs of production.

Our ability to produce our current and future vehicle systems and other components of operation is dependent upon sufficient availability of raw materials and supplied components, which we secure from a limited number of suppliers. Our reliance on suppliers to secure these raw materials and supplied components exposes us to volatility in the prices and availability of these materials. We may not be able to obtain sufficient supplies of raw materials or supplied components on favorable terms or at all, which could result in delays in the manufacture of our vehicles or increased costs.

In addition, we have in the past experienced and may in the future experience delays in manufacturing or operation as we go through the requalification process with any replacement third-party supplier, as well as the limitations imposed by the International Traffic in Arms Regulations (the “ITAR”), the Export Administration Regulations (“EAR”), or other restrictions on transfer of sensitive technologies and limitations which may be imposed by our Security Director and/or pursuant to the NSA. Moreover, the imposition of tariffs on such raw materials or supplied components could have a material adverse effect on our operations. Prolonged disruptions in the supply of any of our key raw materials or components, difficulty qualifying new sources of supply, implementing use of replacement materials or new sources of supply or any volatility in prices could have a material adverse effect on our ability to operate in a cost-efficient, timely manner and could cause us to experience cancellations or delays of scheduled missions, customer cancellations or reductions in our prices and margins, any of which could harm our business, financial condition and results of operations.

Our vehicles and related equipment may have shorter useful lives than we anticipate.

Our growth strategy depends in part on developing reusable vehicles that will allow a single vehicle to deliver cargo multiple times to multiple orbits. These reusable vehicles will have a limited useful life, which is driven by the number of payload delivered to custom orbits and the ability to refuel in space. While we intend to design our reusable vehicles for a certain lifespan, which corresponds to a number of cycles, there can be no assurance as to the actual operational life of a vehicle or that the operational life of individual components will be consistent with its design life. A number of factors will impact the useful lives of our vehicles, including, among other things, the quality of their design and construction, the durability of their component parts and availability of any replacement components, and the occurrence of any anomaly or series of anomalies or other risks affecting the vehicles during launch and in orbit. In addition, any improvements in technology may make obsolete our existing vehicles or any component of our vehicles prior to the end of its life. If our vehicles and related equipment have shorter useful lives than we currently anticipate, this may lead to delays in increasing the rate of our commercial payloads, which would have a material adverse effect on our business, financial condition and results of operations.

We expect to face intense competition in satellite transport and related services and other services which we may develop in the space transportation industry.

The space transportation industry is still developing and evolving, but we expect it to be highly competitive. Currently, our primary competitors in delivering small satellites into a specific orbit are small launch vehicle providers such as Rocket Lab. In addition, several other companies are developing small launch vehicles, and several are developing transfer vehicles, such as Spaceflight Industries, MOOG, Astroscale, Astra and D-Orbit. Some companies, such as Rocket Lab and Firefly Aerospace, are developing both small launch vehicles and transfer vehicles. Other companies, including Spaceflight Industries and D-Orbit have announced plans to offer in-space transport services with vehicles that would compete more directly with Momentus.

We believe that competitor vehicles that are comparable to our vehicles will begin to enter the market in 2021.

Many of our current and potential competitors are larger and may have substantially greater resources than we have and expect to have in the future. They may also be able to devote greater resources to the development of their current and future technologies or the promotion of their offerings or offer lower prices. Our current and potential competitors may also establish cooperative or strategic relationships among themselves or with third parties that may further enhance their resources and offerings. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products or services that compete directly or indirectly with ours in the future. Any such foreign competitor, for example, could benefit from subsidies from, or other protective measures by, its home country.

We believe our ability to compete successfully in delivering satellites to custom orbit at significantly reduced cost to customers does and will depend on a number of factors, which may change in the future due to increased competition, our ability to meet our customers’ needs and the frequency and availability of our offerings. If we are unable to compete successfully, our business, financial condition and results of operations could be adversely affected.

If we fail to adequately protect our intellectual property rights, our competitive position could be impaired and our intellectual property applications for registration may not issue or be registered, which may have a material adverse effect on our ability to prevent others from commercially exploiting technology or products similar to ours.

Our success depends, in significant part, on our ability to protect our intellectual property rights, including our water-based propulsion technology and certain other methodologies, practices, tools, technologies and technical expertise we utilize in designing, developing, implementing and maintaining applications and processes used in our vehicles and related technologies. To date, we have relied primarily on trade secrets and other intellectual property laws, non-disclosure agreements with our employees, consultants and other relevant persons and other measures to protect our intellectual property and intend to continue to rely on these and other means. We also try to protect our intellectual property by filing patent applications related to our technology, inventions and improvements that are important to the development of our business. The steps we take to protect our intellectual property may be inadequate.

We currently have one issued patent, 13 pending U.S. utility patent applications, and four pending Patent Cooperation Treaty (“PCT”) applications. Our pending patent applications may not result in patents being issued, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. Momentus cannot be certain that it is the first inventor of the subject matter to which it has filed a particular patent application, or if it is the first party to file such a patent application. If another party has filed a patent application to the same subject matter as Momentus has, Momentus may not be entitled to the protection sought by the patent application. Momentus also cannot be certain whether the claims included in a patent application will ultimately be allowed in the applicable issued patent. As a result, Momentus cannot be certain that the patent applications that it files will issue. Further, the scope of protection of issued patent claims is often difficult to determine.

Patents, if issued, may be challenged, invalidated or circumvented. If our patents are invalidated or found to be unenforceable, we will lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee us the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our product. Thus, patents that we may own in the future may not allow us to exploit the rights conferred by our intellectual property protection. Even if issued, they may not be issued with claims sufficiently broad to protect our technologies or may not provide us with a competitive advantage against competitors with similar technologies. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create technology that competes with ours. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. Momentus’ competitors may also design around Momentus’ issued patents, which may adversely affect Momentus’ business, prospects, financial condition and operating results.

In addition, although we enter into nondisclosure and invention assignment agreements with our employees, enter into non-disclosure agreements with consultants and other parties with whom we have strategic relationships and business alliances and enter into intellectual property assignment agreements with our consultants and vendors, no assurance can be given that these agreements will be effective in controlling access to and distribution of our technology and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Our success depends in part upon successful prosecution, maintenance, enforcement and protection of our owned intellectual property. To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our technology, as well as any costly litigation or diversion of our management’s attention and resources, could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. The results of intellectual property litigation are difficult to predict and may require us to stop using certain technologies or offering certain services or may result in significant damage awards or settlement costs. There is no guarantee that any action to defend, maintain or enforce our owned or licensed intellectual property rights will be successful, and an adverse result in any such proceeding could have a material adverse impact on our business, financial condition, operating results and prospects.

In addition, we may from time to time face allegations that we are infringing, misappropriating, or otherwise violating the intellectual property rights of third parties, including the intellectual property rights of our competitors. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Irrespective of the validity of any such claims, we could incur significant costs and diversion of resources in defending against them, and there is no guarantee any such defense would be successful, which could have a material adverse effect on our business, contracts, financial condition, operating results, liquidity and prospects.

Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could divert the time and resources of our management team and harm our business, our operating results and our reputation.

We are subject to various requirements and restrictions under the NSA, and we will incur significant costs to comply with those requirements and may be subject to significant monetary penalties if we are found not to be in compliance with the requirements and restrictions under the NSA. In addition, restrictions under the NSA could limit our business activities.

Under the NSA, we are required to hire and pay for the costs of a full time Security Officer who will report directly to the Security Director and will have primary responsibility for overseeing day-to-day compliance with the NSA and any compliance plans adopted thereunder, including periodic reporting to the CFIUS Monitoring Agencies. The Security Officer must serve as a liaison between Momentus and the CFIUS Monitoring Agencies, provide timely responses to inquiries from the CFIUS Monitoring Agencies, and maintain availability, upon reasonable notice from the CFIUS Monitoring Agencies, for discussions with the CFIUS Monitoring Agencies on matters relating to compliance with the NSA. The Security Officer is required to participate in all emails, phone calls and in-person meetings between Momentus and the CFIUS Monitoring Agencies. The Security Director has substantially greater authority than the Security Officer, but the Security Director is not expected to oversee day-to-day compliance with the NSA and related matters. See “Management After the Business Combination — Corporate Governance — Board Composition” for a description of the Security Director’s authority and responsibilities. We are also required to hire and pay for the costs of an independent third-party monitor to monitor compliance with the NSA by the parties to the NSA, as well as an independent third-party auditor to regularly audit our compliance with the NSA. In addition, we are required to establish: (i) a security plan to safeguard protected technical information, systems and facilities; (ii) a board-level Security Committee to oversee the development and implementation of policies and procedures to safeguard protected technical information, systems and facilities and to exercise appropriate oversight and monitoring of Momentus’ operations to ensure that the protective measures contained in the NSA are effectively maintained and implemented; (iii) an audit plan; and (iv) a communications plan. We are also required to provide detailed and frequent reports to the third-party monitor. We will incur substantial costs to implement these and other requirements under the NSA, and we expect that substantial personnel time will need to be devoted to implement and comply with these requirements. In addition, the NSA imposes limitations on our control over certain U.S. facilities, contracts, personnel, vendor selection and operations. These costs, requirements and restrictions may materially and adversely affect our operating results. In addition, we are required to ensure that the Security Director required to be appointed under the NSA reports any actual or potential violation of the NSA to the CFIUS Monitoring Agencies and the third-party monitor within 24 hours of discovery, and if we are found to be in violation of certain requirements in the NSA, we could be subject to liquidated damages in the amount of $100,000 per day, up to an aggregate amount of $1,000,000 per breach.

In addition, due to the restrictions under the NSA related to the protection of protected technology, systems and facilities, we could be restricted from pursuing acquisitions, customer engagements, commercial relationships or other transactions with non-U.S. persons that we believe would be advantageous to us and our stockholders.

The Security Director required by the NSA will have substantial latitude over certain business decisions and operations of Momentus (and the Combined Company), and to the extent that certain arrangements relating to the Security Director are determined not to be permitted by the Delaware General Corporation Law (“DGCL”), such arrangements could have a material adverse effect on our business, financial condition and results of operations.

The NSA requires that the board of directors of Momentus and, following the Business Combination, the Combined Company, include a director who is approved by the CFIUS Monitoring Agencies. This director, referred to as the Security Director in the NSA, has a fiduciary duty, under the NSA to the U.S. government, to the extent consistent with his or her fiduciary duty to the Combined Company and its stockholders under Delaware law. To the extent that the Security Director believes that a conflict of interest is reasonably likely to exist between her or his fiduciary duties under Delaware law to the Combined Company and/or its stockholders and to CFIUS, the Security Director is required to promptly inform the CFIUS Monitoring Agencies of such conflict. In the event of such conflict, the CFIUS

Monitoring Agencies could seek to institute measures to resolve such conflict which may have a material adverse effect on our business, financial condition and results of operations. Examples of situations where such conflicts could arise include, without limitation, the following:

•        Pursuant to the NSA, the Security Director, in consultation with the Security Committee, is required to develop the annual budget for third-party services and other expenses necessary for the Combined Company to perform its obligations under the NSA. If the Security Director seeks to make certain costly expenditures for the Combined Company to maximize its ability to achieve the objectives of the NSA, such as a costly data and systems controls solution, a conflict could arise if such expenditure would cause significant financial hardship to the Combined Company, but was not strictly necessary to achieve the objectives of the NSA;

•        Pursuant to the NSA, the Security Director, as the sole member of the Security Committee, shall have the right, in his or her sole discretion and on behalf of the Combined Company, to block or terminate any contract that the Security Director determines in his or her sole discretion could reasonably be expected to allow for actions contrary to the NSA. If the Security Director identifies a potential national security concern in connection with a contract representing a major source of the Combined Company’s revenues or profits, his or her decision to require that such contract be terminated could potentially present a conflict for the Security Director if such termination could have a material adverse financial effect on the Combined Company.

•        The Combined Company could in the future need to enter an agreement with a supplier, based in a foreign country for a critical component required by the Combined Company’s business. If the Security Director identifies a potential national security concern in connection with such supply agreement due to, for example, such equipment’s potential to collect sensitive data, his or her decision to require that such contract be terminated could potentially present a conflict for the Security Director if the termination of such contract could have a material adverse effect on the Combined Company.

The NSA does not impose any fiduciary duties on any other directors of the Combined Company other than the Security Director. However, if the Security Director recommends that a director be removed from the board of directors due to an identified national security concern, as determined by the Security Director in consultation with the CFIUS Monitoring Agencies, the board of directors must ask for the resignation of such director. If such director does not resign, the board of directors must call a special meeting of stockholders, in compliance with proxy rules under U.S. securities laws to vote on the removal of such director.

In accordance with the NSA, a security committee of the board of directors will be established, comprised solely of the Security Director, which shall have the following powers, among others:

•        In the security committee’s sole discretion, to remove and replace any officer or employee of Momentus or the Combined Company;

•        To review all contracts with customers, third-party vendors and service providers, and all contracts related to certain technical relationships and protected technical information to ensure they comport with the obligations under the NSA; and

•        As noted, in the security committee’s sole discretion, to block or terminate any contract that the security committee determines in the security committee’s sole discretion could reasonably be expected to allow for actions contrary to the NSA, including provisions that the security committee determines could reasonably be expected to provide Mikhail Kokorich, Nortrone Finance S.A., Lev Khasis, Olga Khasis and Brainyspace LLC with access to protected technical information or could reasonably be expected to cause the transfer of protected technical information in a manner harmful to U.S. national security.

In addition, the Security Director will be a member of the nominating and corporate governance committee. Any individual nominated by the board of directors to serve as a director of Combined Company will require at least a majority approval of the nominating and corporate governance committee, which majority must include the Security Director. Thus, no person could be nominated to serve as a director of the Combined Company without the approval of the Security Director.

In addition to the powers above, the Security Director will have the following responsibilities:

•        Provide timely responses to inquiries from the CFIUS Monitoring Agencies and maintain availability, upon reasonable notice from the CFIUS Monitoring Agencies, for discussions with the CFIUS Monitoring Agencies on matters related to the Combined Company’s governance and compliance with the NSA;

•        As noted, develop the annual budget for third-party services and other expenses necessary for the Combined Company to perform its obligations under the NSA and the Voting Trust Agreements, consistent with the requirements in the NSA;

•        Review and approve any proposed amendments to the security plan and communications plan required by the NSA, prior to submission of the CFIUS Monitoring Agencies, and any policies and procedures adopted by the Company pursuant thereto, in each case in the Security Director’s sole discretion;

•        Consult with the CFIUS Monitoring Agencies on nominations to the Board and exercise this authority in the Security Director’s sole discretion, subject to such consultation with the CFIUS Monitoring Agencies;

•        Serve as the primary liaison between the Board and the CFIUS Monitoring Agencies and provide timely responses to inquiries from the CFIUS Monitoring Agencies and maintain availability, upon reasonable notice from the CFIUS Monitoring Agencies, for discussions with the CFIUS Monitoring Agencies on matters relating to the Company’s governance and compliance with the NSA; and

•        Report any actual or potential violation of the NSA to the CFIUS Monitoring Agencies and the third-party monitor within 24 hours of discovery.

The Combined Company Amended and Restated Charter will provide that the Security Director may only be removed for cause and with the approval of the CFIUS Monitoring Agencies and at least two-thirds of the voting power of the then outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors voting as a single class. The Combined Company Amended and Restated Charter will also provide that any amendment to the charter or bylaws relating to this arrangement will also require the approval of the CFIUS Monitoring Agencies. As a result, it is possible that proposals to remove the Security Director for cause or to amend the provisions in the Combined Company Amended and Restated Charter or Combined Company Amended and Restated Bylaws relating to the Security Director, could be approved by the requisite stockholder vote in future stockholder meetings, but nonetheless not be effective due to the lack of approval by the CFIUS Monitoring Agencies.

As noted, as required by the NSA, if the Security Director recommends that a director be removed from the board of directors due to an identified national security concern, as determined by the Security Director in consultation with the CFIUS Monitoring Agencies, the board of directors must ask for the resignation of such director. If such director does not resign, the board of directors must call a special meeting of stockholders, in compliance with proxy rules under U.S. securities laws to vote on the removal of such director. Pending such vote, we are required to ensure that such director does not receive any protected technical information of the company. As a result of the rights granted to the Security Director under the NSA, the Combined Company could be restricted from, or experience delays in, pursuing acquisitions, customer engagements, commercial relationships or other transactions that we believe would be advantageous to us and our stockholders.

In addition, there could be a risk that certain powers and authority conferred to the Security Director and the CFIUS Monitoring Agencies could be determined not to be permitted under the DGCL. To the extent any of these powers and authorities were determined not to be permitted by the DGCL, the Combined Company could face uncertainty regarding the legitimacy of the Security Director and the validity of any actions taken by the Combined Company board. This may make it challenging for the Combined Company to engage in various transactions and effectuate actions which require due authorization by the board of directors and to conduct business generally. There could also be lawsuits and stockholder litigation challenging the powers and authority conferred to the Security Director and the CFIUS Monitoring Agencies or the legitimacy of any actions taken by members of the board of directors, alleging that certain of these arrangements or actions are not permitted by the DGCL. To the extent determined not to be permitted by the DGCL, the powers and authority conferred to the Security Director and the CFIUS Monitoring Agencies could have a material adverse effect on our business, financial condition and results of operations.

We are subject to stringent U.S. export and import control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We are required to comply with U.S. export control laws and regulations, including the ITAR administered by the U.S. Department of State’s Directorate of Defense Trade Controls (“DDTC”) and the EAR administered by the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”). Pursuant to these foreign trade control laws and regulations, we are required, among other things, to (i) maintain a registration under the ITAR, (ii) determine the proper licensing jurisdiction and export classification of products, software, and technology, and (iii) obtain licenses or other forms of U.S. government authorization to engage in the conduct of our space transport business. Violations of applicable export control laws and related regulations could result in criminal and administrative penalties, including fines, possible denial of export privileges, and debarment, which could have a material adverse impact on our business, including our ability to enter into contracts or subcontracts for U.S. government customers. U.S. export licenses are required to transfer or make accessible certain of the Company’s products, software and technical information to its non-U.S. employees (called “deemed exports”).

On September 6, 2019, the Company notified the Office of Export Enforcement (the “OEE”) of BIS via an Initial Notice of Voluntary Disclosure that it was possible that various unauthorized deemed exports of EAR-controlled technology to employees of the Company may have occurred. The Company completed a full audit of its trade compliance program at the time and identified several violations which related to the apparently unintentional and unauthorized disclosure of certain limited export-controlled data to non-U.S. employees of the Company. Additional compliance protocols were implemented as part of an internal corrective action process. This disclosure was closed by BIS pursuant to a Warning Letter dated April 20, 2020. While this incident did not result in any monetary or non-monetary penalties, if we are found to be in violation of export control laws and regulations in the future, we could face civil and criminal liabilities, monetary and non-monetary penalties, the loss of export or import privileges, debarment and/or reputational harm.

On May 5, 2021, the Company notified OEE via an Initial Notice of Voluntary Disclosure that a Momentus employee may have inadvertently exported an email containing EAR-controlled technology to a German firm engaged in certain design work without required export authorization. The Company is currently investigating this incident and will provide a final report of the events to OEE as required. It is possible that, as a result of this matter, the Company may be found to be in violation of export control laws and regulations and we may face civil or criminal liabilities, monetary and non-monetary penalties, the loss of export privileges, debarment and/or reputational harm.

On June 11, 2021, the Company notified OEE via an Initial Notice of Voluntary Disclosure that Momentus may have recently returned back to customers and suppliers in Poland, Singapore, Norway and Italy non-US hardware that was EAR-controlled when present in the United States without required export authorization. The Company is currently investigating the incidents and will provide a final report of the events to OEE as required. It is possible that, as a result of this matter, the Company may be found to be in violation of export control laws and regulations and we may face civil or criminal liabilities, monetary and non-monetary penalties, the loss of export privileges, debarment and/or reputational harm.

The inability to secure and maintain necessary export authorizations could negatively impact our ability to compete successfully or to operate our spaceflight business as planned. For example, if we were unable to obtain or maintain our licenses to export certain spacecraft hardware, we would be effectively prohibited from launching our vehicles from certain non-U.S. locations, which would limit the number of launch providers we could use. In addition, if we were unable to obtain a Technical Assistance Agreement from the DDTC to export certain launch-related services, we would experience difficulties or even be unable to perform integration activities necessary to safely integrate our transfer vehicles to non-U.S. launch vehicles. In both cases, these restrictions could lead to higher launch costs, which may have a material adverse impact on our results of operations. Similarly, if we were unable to secure effective export licensure to authorize the full scope of activity with a foreign partner or supplier, we may be required to make design changes to spacecraft or updates to our supplier chain, which may result in increased costs to us or delays in vehicle launches.

Any changes in the export control regulations or U.S. government licensing policy, such as those necessary to implement U.S. government commitments to multilateral control regimes, may restrict our operations. There is no inherent right to perform an export and given the significant discretion the government has in adjudicating such authorizations in furtherance of U.S. national security and foreign policy interests and given the Company’s two voluntary disclosures pending before OEE, there can be no assurance we will be successful in our current and future efforts to secure and maintain necessary licenses, registrations, or other U.S. government regulatory approvals.

In addition, U.S. export control laws continue to change. For example, the control lists under the ITAR and the EAR are periodically updated to reclassify specific types of export-controlled technology. For example, any changes to the jurisdictional assignment of controlled data or hardware used by Momentus could result in the need for different export authorizations, each then subject to a subsequent approval. Similarly, should exceptions or exemptions under the EAR or the ITAR, respectively, be changed, Momentus’ activities otherwise authorized via these mechanisms may become unavailable and could result in the need for additional export authorizations. Additionally, changes to the administrative implementation of export control laws at the agency level may suddenly change as a result of geo-political events, which could result in existing or proposed export authorization applications being viewed in unpredictable ways, or potentially rejected, as a result of the changed agency level protocol.

Our business is subject to a wide variety of additional extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business.

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including with respect to our space transport operations, employment and labor, health care, tax, privacy and data security, health and safety, and environmental issues. Laws and regulations at the foreign, federal, state and local levels frequently change, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future regulatory or administrative changes. We monitor these developments and devote a significant amount of management’s time and external resources towards compliance with these laws, regulations and guidelines, and such compliance places a significant burden on management’s time and other resources, and it may limit our ability to expand into certain jurisdictions. Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate and could have a material adverse effect on our sales, profitability, cash flows and financial condition.

Failure to comply with these laws or regulations or failure to satisfy any criteria or other requirement under such laws or regulations, such as with respect to obtaining and maintaining licenses, certificates, authorizations and permits critical for the operation of our business, may result in civil penalties or private lawsuits, or result in a delay or the denial, suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating our business. For example, commercial space launches and the operation of our space transport system in the United States require licenses and permits from the FCC and review by other agencies of the U.S. government, including the FAA, the Department of Defense and National Aeronautics and Space Administration (“NASA”). License or operational approval can include an interagency review of safety, operational, national security, and foreign policy and international obligations implications, as well as a review of foreign ownership. The recent FAA denial of Vigoride-1 payload review unrelated to a launch license was the result of national security concerns related to foreign ownership and control that arose during an interagency review. Future denials of similar licenses or operational approvals may occur and could have a material adverse effect on our operations, sales, profitability, cash flows and overall financial condition. In addition, failure of Momentus, its officers, or its former chief executive officer, Mikhail Kokorich, to comply with governmental orders or agreements may expose Momentus and its officers to liability or penalties. For example, the U.S. government is currently investigating a potential breach of a CFIUS order relating to one of its former suppliers (Astro Digital) in which Mr. Kokorich was previously an investor and from which he was ordered by CFIUS to divest, and Momentus has agreed to advance certain expenses incurred by Mikhail Kokorich in connection with this investigation and any related enforcement action, subject to repayment upon a determination that he is not entitled to indemnification. Moreover, as discussed under “Information About Momentus — Regulatory — National Security Agreement,” failure by Momentus to comply with certain requirements under the NSA could subject Momentus to liquidated damages payable to the U.S. Government in the amount of $100,000 per day, up to an aggregate amount of $1,000,000 per breach.

Regulation of our industry is still evolving, and new or different laws or regulations could affect our operations, increase direct compliance costs for us or cause any third-party suppliers or contractors to raise the prices they charge us because of increased compliance costs. For example, the FCC has an open notice of proposed rulemaking relating to mitigation of orbital debris, which could affect us and our operations. Application of these laws to our business may negatively impact our performance in various ways, limiting the collaborations we may pursue, further regulating the export and re-export of our products, services, and technology from the United States and abroad, and increasing our costs and the time necessary to obtain required authorizations. The adoption of a multi-layered regulatory approach to any one of the laws or regulations to which we are or may become subject, particularly where the layers are in conflict, could require alteration of our manufacturing processes or operational parameters which may adversely impact our business. We may not be in complete compliance with all such requirements at all times and, even when we believe we are in complete compliance, a regulatory agency may determine that we are not.

Contracts with the U.S. government subject us to risks including early termination, audits, investigations, sanctions and penalties.

While we derive limited revenue from a contract with the NASA, we may enter into additional contracts with the U.S. government in the future, and this subjects a larger part of our business to statutes and regulations applicable to companies doing business with the government, including the Federal Acquisition Regulation. These government contracts customarily contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts and which are unfavorable to contractors. For instance, most U.S. government agencies include provisions that allow the government to unilaterally terminate or modify contracts for convenience, and in that event, the counterparty to the contract may generally recover only its incurred or committed costs and settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, the defaulting party may be liable for any extra costs incurred by the government in procuring undelivered items from another source.

In addition, government contracts normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:

•        specialized disclosure and accounting requirements unique to government contracts;

•        financial and compliance audits that may result in potential liability for price adjustments, recoupment of government funds after such funds have been spent, civil and criminal penalties, or administrative sanctions such as suspension or debarment from doing business with the U.S. government;

•        public disclosures of certain contract and company information; and

•        mandatory socioeconomic compliance requirements, including labor requirements, non-discrimination and affirmative action programs and environmental compliance requirements.

Government contracts are also generally subject to greater scrutiny by the government, which can initiate reviews, audits and investigations regarding our compliance with government contract requirements. In addition, if we fail to comply with government contracting laws, regulations and contract requirements, our contracts may be subject to termination, and we may be subject to financial and/or other liability under our contracts, the Federal Civil False Claims Act (including treble damages and other penalties), or criminal law. In particular, the False Claims Act’s “whistleblower” provisions also allow private individuals, including present and former employees, to sue on behalf of the U.S. government. Any penalties, damages, fines, suspension, or damages could adversely affect our ability to operate our business and our financial results.

On January 21, 2021, Momentus became aware of correspondence from the U.S. Department of Defense (“DoD”) stating Momentus posed a risk to national security as a result of the foreign ownership and control of Momentus by Mikhail Kokorich and Lev Khasis and their associated entities, as well as concerns regarding disclosures relating to such matters made by Stable Road in its SEC filings in connection with the Business Combination. We also learned that an office of the DoD had requested that appropriate governmental agencies conduct national security reviews, and that until these reviews had been conducted and national security risks effectively mitigated to the satisfaction of the DoD, this DoD office would continue to recommend that the DoD place an indefinite hold on all Momentus’ relationships with the DoD, including, where appropriate, DoD contractors and service providers.

After we became aware of this request, in an effort to expedite the resolution of these concerns, on January 23, 2021, Mikhail Kokorich resigned as Momentus’ Chief Executive Officer and Dawn Harms, formerly Momentus’ Chief Revenue Officer, was appointed as Interim Chief Executive Officer. In addition, Momentus undertook several important actions in an effort to further accelerate the resolution of these concerns. In February 2021, Momentus and its co-founder Mikhail Kokorich, with support from Stable Road, submitted a joint notice to CFIUS for review of the historical acquisitions of interests in Momentus by Mr. Kokorich, his wife, and entities that they control. On June 8, 2021, CFIUS’ review of the joint notice relating to historical acquisitions of interests in Momentus by Mr. Kokorich, his wife, and entities that they control concluded when the Company entered into a National Security Agreement with Mr. Kokorich, on behalf of himself and Nortrone Finance S.A. (an entity controlled by Mr. Kokorich), Lev Khasis and Olga Khasis, each in their respective individual capacities and on behalf of Brainyspace LLC (an entity controlled by Olga Khasis), and the U.S. government, represented by the U.S. Departments of Defense and the Treasury (the “NSA”). In accordance with the NSA, on June 8, 2021, Mr. Kokorich, Nortrone Finance S.A., Lev Khasis and his wife Olga Khasis, and Brainyspace LLC fully divested all the shares of Momentus securities beneficially owned by them by selling the securities back to Momentus. The NSA also establishes various requirements and restrictions on Momentus in order to protect national security, certain of which may materially and adversely affect our operating results due to uncertainty associated with and the cost of compliance with security measures, and limitations on our control over certain U.S. facilities, contracts, personnel, vendor selection and operations. For more information about the NSA, please see the section titled “Information About Momentus — Regulatory — National Security Agreement.”

Failure to comply with federal, state and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

We collect, store, process, and use personal information and other customer data, including medical information, and we rely in part on third parties that are not directly under our control to manage certain of these operations and to collect, store, process and use payment information. Due to the sensitivity of the personal information and data we and these third parties manage and expect to manage in the future, as well as the nature of our customer base, the security features of our information systems are critical. A variety of federal, state and foreign laws and regulations govern the collection, use, retention, sharing and security of this information. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations. For example, in January 2020, the California Consumer Privacy Act (“CCPA”) took effect, which provides new operational requirements for companies doing business in California. Compliance with the new obligations imposed by the CCPA depends in part on how particular regulators interpret and apply them. If we fail to comply with the CCPA or if regulators assert that we have failed to comply with the CCPA, we may be subject to certain fines or other penalties. On November 3, 2020, voters passed the California Privacy Rights Act, which builds upon the CCPA and expands consumer privacy rights to more closely align with the European Union’s General Data Protection Regulation (the “GDPR”) discussed below.

We expect that new industry standards, laws and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions, including the European e-Privacy Regulation, which is currently in draft form. We cannot yet determine the impact such future laws, regulations and standards may have on our business. Complying with these evolving obligations is costly. For instance, expanding definitions and interpretations of what constitutes “personal data” (or the equivalent) within the United States, the European Economic Area (the “EEA”) and elsewhere may increase our compliance costs and legal liability.

We are also subject to additional privacy rules, many of which, such as the GDPR and national laws supplementing the GDPR, such as in the United Kingdom, are significantly more stringent than those currently enforced in the United States. The law requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the EEA. The law also includes significant penalties for noncompliance, which may result in monetary penalties of up to the higher of €20.0 million or 4% of a group’s worldwide turnover for the preceding financial year for the most serious violations. The GDPR and other similar regulations require companies to give specific types of notice and informed consent is required for certain actions, and the GDPR also imposes additional conditions in order to satisfy such consent, such as bundled consents.

A significant data breach or any failure, or perceived failure, by us to comply with any federal, state or foreign privacy or consumer protection-related laws, regulations or other principles or orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings or actions against us by governmental entities or others or other penalties or liabilities or require us to change our operations and/or cease using certain data sets. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident.

We are exposed to risks related to geopolitical and economic factors, laws and regulations and our international business subjects us to numerous political and economic factors, legal requirements, cross-cultural considerations and other risks associated with doing business globally.

Our international business is subject to both U.S. and foreign laws and regulations, including, without limitation, laws and regulations relating to export/import controls, sanctions, technology transfer restrictions, government contracts and procurement, data privacy and protection, anti-corruption laws, including the Foreign Corrupt Practices Act

(“FCPA”), the anti-boycott provisions of the U.S. Antiboycott Act of 2018, Part II of the Export Control Reform Act security restrictions and intellectual property. Failure by us, our employees, affiliates, partners or others with whom we work to comply with applicable laws and regulations could result in administrative, civil, commercial or criminal liabilities, including suspension or debarment from government contracts or suspension of our export/import privileges. New regulations and requirements, or changes to existing ones in the various countries in which we operate can significantly increase our costs and risks of doing business internationally.

Changes in laws, regulations, political leadership and environment, and/or security risks may dramatically affect our ability to obtain any required regulatory approvals and conduct or continue to conduct business in international markets, including sales to customers and purchases from suppliers outside the United States. We may also be impacted by U.S. and foreign national policies and priorities, political decisions and geopolitical relationships, any of which may be influenced by changes in the threat environment, political leadership, geopolitical uncertainties, world events, bilateral and multi-lateral relationships and economic and political factors, and any of which could impact our operations and/or export authorizations, impair our ability to obtain any required regulatory approvals or delay purchasing decisions or payments and the provision of supplies, goods and services including, without limitation, in connection with any government programs. Global economic conditions and fluctuations in foreign currency exchange rates could further impact our business. For example, the tightening of credit in financial markets outside of the U.S. could adversely affect the ability of our customers and suppliers to obtain financing and could result in a decrease in or cancellation of orders for our products and services or impact the ability of our customers to make payments.

We also increasingly are dependent on in-country suppliers and we face risks related to their failure to perform in accordance with the contracts and applicable laws, particularly where we rely on a sole source supplier. The services we provide internationally are sometimes in countries with unstable governments, economic or fiscal challenges, military or political conflicts and/or developing legal systems. This may increase the risk to our employees, subcontractors or other third parties, and/or increase the risk of a wide range of liabilities, as well as loss of property or damage to our products.

The occurrence and impact of these factors is difficult to predict, but one or more of them could have a material adverse effect on our financial position, results of operations and/or cash flows.

Data breaches or incidents involving our technology could damage our business, reputation and brand and substantially harm our business and results of operations.

If our data and network infrastructure were to fail, or if we were to suffer an interruption or degradation of services in our data center, third-party cloud, and other infrastructure environments, we could lose important manufacturing and technical data, which could harm our business. Our facilities, as well as the facilities of third-parties that maintain or have access to our data or network infrastructure, are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events. In the event that our or any third-party provider’s systems or service abilities are hindered by any of the events discussed above, our ability to operate may be impaired. A decision to close facilities without adequate notice, or other unanticipated problems, could adversely impact our operations. Any of the aforementioned risks may be augmented if our or any third-party provider’s business continuity and disaster recovery plans prove to be inadequate. Our data center, third-party cloud, and managed service provider infrastructure also could be subject to break-ins, cyber-attacks, sabotage, intentional acts of vandalism and other misconduct, from a spectrum of actors ranging in sophistication from threats common to most industries to more advanced and persistent, highly organized adversaries. Any security breach, including personal data breaches, or incident, including cybersecurity incidents, that we experience could result in unauthorized access to, misuse of or unauthorized acquisition of our internal sensitive corporate data, such as financial data, intellectual property, or data related to contracts with commercial or government customers or partners. Such unauthorized access, misuse, acquisition, or modification of sensitive data may result in data loss, corruption or alteration, interruptions in our operations or damage to our computer hardware or systems or those of our employees and customers. Moreover, negative publicity arising from these types of disruptions could damage our reputation. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service. Significant unavailability of our services due to attacks could cause users to cease using our services and materially and adversely affect our business, prospects, financial condition and results of operations.

We use software which we have developed in our technology infrastructure, which we seek to continually update and improve. Replacing such systems is often time-consuming and expensive and can also be intrusive to daily business operations. Further, we may not always be successful in executing these upgrades and improvements, which may occasionally result in a failure of our systems. We may experience periodic system interruptions from time to time. Any slowdown or failure of our underlying technology infrastructure could harm our business, reputation and ability to execute on our business plan, which could materially adversely affect our results of operations. Our disaster recovery plan or those of our third-party providers may be inadequate, and our business interruption insurance may not be sufficient to compensate us for the losses that could occur.

We are highly dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other skilled personnel, manufacturing and quality assurance, engineering, design, finance, marketing, sales and support personnel. Certain members of our senior management team have extensive experience in the aerospace industry, and we believe that their depth of experience is instrumental to our continued success. The loss of any one or more members of our senior management team for any reason, including resignation or retirement, could impair our ability to execute our business strategy and have a material adverse effect on our business, financial condition and results of operations.

Competition for qualified highly skilled personnel can be strong, and we can provide no assurance that we will be successful in attracting or retaining such personnel now or in the future. Any inability to recruit, develop and retain qualified employees may result in high employee turnover and may force us to pay significantly higher wages, which may harm our profitability.

Our employees are employed by a professional employer organization.

We contract with a professional employer organization (“PEO”) that administers our human resources, payroll and employee benefits functions. Although we recruit and select our personnel, each of our employees is also an employee of record of the PEO. As a result, our personnel are compensated through the PEO, receive their W-2s from the PEO and are governed by the personnel policies created by the PEO. This relationship permits management to focus on operations and profitability rather than human resource administration, but this relationship also exposes us to some risks. Among other risks, if the PEO fails to adequately withhold or pay employer taxes or to comply with other laws, such as the Fair Labor Standards Act, the Family and Medical Leave Act, the Employee Retirement Income Security Act or state and federal anti-discrimination laws, each of which is outside of our control, we would be liable for such violations, and indemnification provisions with the PEO, if applicable, may not be sufficient to insulate us from those liabilities. Court and administrative proceedings related to these matters could distract management from our business and cause us to incur significant expense. If we were held liable for violations by the PEO, such amounts may adversely affect our profitability and could negatively affect our business and results of operations.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including:

•        our ability to successfully test and validate our technology, including through demonstration missions;

•        the number and weight of payloads we are able to schedule for launch during a period;

•        unexpected weather patterns, natural disasters or other events that force a cancellation or rescheduling of launches;

•        launch vehicle failures which result in cancellation or rescheduling of future launches;

•        the availability and cost of raw materials or supplied components critical for the manufacture and operation of our vehicles;

•        the timing and cost of, and level of investment in, research and development relating to our technologies and our current or future facilities;

•        developments involving our competitors;

•        changes in governmental regulations or in the status of our regulatory approvals or applications;

•        future accounting pronouncements or changes in our accounting policies;

•        the impact of epidemics or pandemics, including current business disruption and related financial impact resulting from the global COVID-19 health crisis; and

•        general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

The individual or cumulative effects of factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any guidance we may provide, or if any guidance we provide is below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

We have identified material weaknesses and significant deficiencies in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely affected, which may adversely affect investor confidence in the Combined Company.

In September 2020, in connection with the audit of our financial statements as of and for the years ended December 31, 2019 and 2018, we identified material weaknesses and significant deficiencies in the design and operating effectiveness of our internal control over financial reporting. The material weaknesses related to the lack of timely preparation of proper financial close and account reconciliation processes, missed accruals and improper accounting for stock issuance costs. The significant deficiencies related to inadequate evidence to properly support account balances. These material weaknesses and significant deficiencies may not allow for us to have a timely reporting process and may result in errors reported in our reporting process.

We have mitigated many of the internal control deficiencies and remediated the 2019 material weaknesses by improving the timeliness of preparation of financial close and account reconciliation process by hiring additional experienced management and staff, identifying goods or services received as of the close of the accounting period that have not been invoiced and accruing for such items, and utilizing the use of specialists to determine the proper accounting for highly technical and complex transactions. We are continuously focused on, designing and implementing effective internal controls measures to improve our internal control over financial reporting. Our efforts include a number of actions:

•        We continue to design and implement additional review procedures within our accounting and finance department to provide more robust and comprehensive internal controls over financial reporting that address the financial statement assertions and risks of material misstatement within our business processes, including implementing a comprehensive close process checklist with additional layers of reviews.

•        We have established and continue to improve a more formal process to review and ensure proper cut-off and classification of expenses, including those related to legal expenses incurred by us.

•        We have implemented and are continuing to design a more formal process to properly review and document evidence to support account balances, including preparing analytical analysis of the financial statements and conducting periodic reviews of the results of operations with senior management.

•        We have and are continuing to actively recruit additional personnel, in addition to engaging and utilizing third party consultants and specialists to supplement our internal resources business processes involving highly technical and complex transactions.

If not remediated, material weaknesses could result in material misstatements to the Combined Company’s annual or interim consolidated financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If the Combined Company is unable to assert that its internal control over financial reporting is effective, or when required in the future, if the Combined Company’s independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, investors may lose confidence in the accuracy and completeness of the Combined Company’s financial reports, the market price of the Common Stock could be adversely affected and the Combined Company could become subject to litigation or investigations by Nasdaq, the SEC, or other regulatory authorities, which could require additional financial and management resources.

As part of growing our business, we may make acquisitions. If we fail to successfully select, execute or integrate our acquisitions, then our business, results of operations and financial condition could be materially adversely affected, and the stock price of the Combined Company could decline.

From time to time, we may undertake acquisitions to add new products and technologies, acquire talent, gain new sales channels or enter into new markets or sales territories. In addition to possible stockholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt our business strategy if it fails to do so. Furthermore, acquisitions and the subsequent integration of new assets, businesses, key personnel, customers, vendors and suppliers require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

To date, we have limited experience with acquisitions and the integration of acquired technology and personnel. Failure to successfully identify, complete, manage and integrate acquisitions could materially and adversely affect our business, financial condition, liquidity and results of operations and could cause the Combined Company’s stock price to decline.

Momentus’ ability to use its net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2020, Momentus had $33.7 million of U.S. federal and $24.8 million of state net operating loss carryforwards available to reduce future taxable income. The $33.7 million in U.S. federal operating loss carryforwards will be carried forward indefinitely for U.S. federal tax purposes. While the federal NOLs can be carried forward indefinitely, California net operating losses begin to expire in the year ending December 31, 2038. It is possible that Momentus will not generate taxable income in time to use these net operating loss carryforwards before their expiration or at all. Under legislative changes made in December 2017, U.S. federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such net operating losses is limited. It is uncertain if and to what extent various states will conform to the newly enacted federal tax law. In addition, the federal and state net operating loss carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the U.S. Tax Code, respectively, and similar provisions of state law. Under those sections of the U.S. Tax Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income or tax may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Momentus has not yet undertaken an analysis of whether the Business Combination constitutes an “ownership change” for purposes of Section 382 and Section 383 of the U.S. Tax Code.

The historical financial results of Momentus and our unaudited pro forma financial information included elsewhere in this proxy statement/consent solicitation statement/prospectus may not be indicative of what our actual financial position or results of operations would have been.

The historical financial results of Momentus included in this proxy statement/consent solicitation statement/prospectus do not reflect the financial condition, results of operations or cash flows we would have achieved as a standalone company during the periods presented or that we will achieve in the future. This is primarily the result of the following factors:

•        we will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and

•        our capital structure is different from that reflected in Momentus’ historical financial statements prior to the Business Combination.

Similarly, our unaudited pro forma financial information in this proxy statement/consent solicitation statement/prospectus is presented for illustrative purposes only. Accordingly, such pro forma financial information may not be indicative of our future operating or financial performance and our actual financial condition and results of operations may vary materially from our pro forma results of operations and balance sheet contained elsewhere in this proxy statement/consent solicitation statement/prospectus.

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

Momentus’ management team has limited experience managing a public company and several members have been with Momentus for less than 12 months.

Most of the members of Momentus’ management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Additionally, several members of Momentus’ management team were recently hired, its President, Fred Kennedy and its Chief Financial Officer, Jikun Kim. Momentus’ management team may not successfully or efficiently manage their new roles and responsibilities and may not be fully integrated as a team due to their short tenure with the company. In addition, Momentus’ transition to being a public company subjects it to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents, together with obligations under the NSA, will require significant attention from Momentus’ senior management and could divert their attention away from the day-to-day management of Momentus’ business, which could adversely affect Momentus’ business, financial condition, and operating results.

We may pursue “moonshot” opportunities which may never come to fruition and instead cause a material adverse effect on our business.

In addition to the current space economy, we anticipate there could be additional “moonshot” market opportunities, including relating to in-space data processing and in-space mining. There are considerable scientific, technological, financial, commercial, and other risks, challenges, costs and requirements of successfully executing on any business plan associated with any “moonshot” opportunities, and there is no assurance we will be ever able to realize any of the benefits from pursuing any such opportunities. Such pursuits could have the detrimental effect of diverting our management’s time and attention and our resources from our core business operations and have a material adverse effect on our business, financial condition and operating results.

Natural disasters, unusual weather conditions, epidemic outbreaks, terrorist acts and political events could disrupt our business and vehicle launch schedules.

The occurrence of one or more natural disasters such as fires, floods and earthquakes, unusual weather conditions, epidemic or pandemic outbreaks, terrorist attacks or disruptive political events where our facilities or the launch facilities our transport partners use are located, or where our third-party suppliers’ facilities are located, could adversely affect our business. Natural disasters including tornados, hurricanes, floods and earthquakes may damage our facilities, the launch facilities we use or those of our suppliers, which could have a material adverse effect on our business, financial condition and results of operations. Severe weather, such as rainfall, snowfall or extreme temperatures, may impact the ability for launches to occur as planned, resulting in additional expense to reschedule, thereby reducing our sales and profitability. Terrorist attacks, actual or threatened acts of war or the escalation of current hostilities, or any other military or trade disruptions impacting our domestic or foreign suppliers of components of our products, may impact our operations by, among other things, causing supply chain disruptions and increases in commodity prices, which could adversely affect our raw materials or transportation costs. These events also could cause or act to prolong an economic recession or depression in the United States or abroad, such as the current business disruption and related financial impact resulting from the global COVID-19 health crisis. To the extent these events also impact one or more of our suppliers or result in the closure of any of their facilities or our facilities, we may be unable to maintain launch schedules or fulfill our other contracts.

Risks Related to Ownership of Combined Company Class A Common Stock

There can be no assurance that Combined Company Class A common stock that will be issued in connection with the Business Combination will be approved for listing on Nasdaq following the Closing, or that we will be able to comply with the continued listing standards of Nasdaq.

SRAC’s public units, Class A common stock and public warrants are currently listed on Nasdaq and, in connection with the Closing, we intend to list the Combined Company Class A common stock and the public warrants on Nasdaq under the symbols “MNTS” and “MNTSW.” The Combined Company’s continued eligibility for listing may depend on, among other things, the number of public shares that are redeemed. There can be no assurance that Combined Company will be able to comply with the continued listing standards of Nasdaq. If, after the Business Combination, Nasdaq delists the Combined Company’s Class A common stock from trading on its exchange for failure to meet the listing standards, our stockholders could face significant material adverse consequences including:

•        a limited availability of market quotations for our securities;

•        reduced liquidity for our securities;

•        a determination that Combined Company Class A common stock is a “penny stock” which will require brokers trading in Combined Company Class A common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

An active trading market for Combined Company Class A common stock may never develop or be sustained, which may make it difficult to sell the shares of Combined Company Class A common stock you receive.

Following the Business Combination, the price of Combined Company Class A common stock may fluctuate significantly due to the market’s reaction to the Business Combination, general market and economic conditions and forecasts, our general business condition and the release of our financial reports. An active trading market for Combined Company Class A common stock may not develop or continue or, if developed, may not be sustained, which would make it difficult for you to sell your shares of Combined Company Class A common stock at an attractive price (or at all). The market price of Combined Company Class A common stock may decline below your deemed purchase price, and you may not be able to sell your shares of Combined Company Class A common stock at or above that price (or at all). Additionally, if Combined Company Class A common stock is delisted from Nasdaq for any reason, and is quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of Combined Company Class A common stock may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your Combined Company Class A common stock unless a market can be established or sustained.

The market price of Combined Company Class A common stock and warrants may be volatile, which could cause the value of your investment to decline.

If an active market for Combined Company Class A common stock and warrants develops and continues, the trading price of Combined Company Class A common stock and warrants following the Business Combination could be volatile and subject to wide fluctuations. The trading price of Combined Company Class A common stock and warrants following the Business Combination will depend on many factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. Accordingly, the valuation ascribed to the Combined Company in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. Any of the factors listed below could have a material adverse effect on your investment in Combined Company Class A common stock and warrants, and Combined Company Class A common stock and warrants may trade at prices significantly below the price you were deemed to have paid for them. In such circumstances, the trading price of Combined Company Class A common stock and warrants may not recover and may experience a further decline.

Factors affecting the trading price of Combined Company Class A common stock and warrants following the Business Combination may include:

•        actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•        changes in the market’s expectations about our operating results;

•        the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•        speculation in the press or investment community;

•        actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•        our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning us or the market in general;

•        operating and stock price performance of other companies that investors deem comparable to us;

•        publications of research reports by securities analysts about us, our competitors, or the space industry;

•        changes in laws and regulations affecting our business;

•        our ability to comply with the terms of the NSA and any related compliance measures instituted by the Security Director;

•        commencement of, or involvement in, litigation involving us;

•        changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of Combined Company Class A common stock available for public sale;

•        any major change in Combined Company board of directors or management;

•        sales of substantial amounts of Combined Company Class A common stock by directors, officers, significant stockholders or the PIPE Investors or the perception that such sales could occur;

•        general economic and political conditions such as recessions, interest rates, fuel prices, trade wars, pandemics (such as COVID-19), epidemics, currency fluctuations and acts of war or terrorism; and

•        other risk factors listed under this “Risk Factors” section.

Broad market and industry factors may materially harm the market price of Combined Company Class A common stock and warrants, regardless of our actual operating performance. The stock market in general and Nasdaq have, from time to time, experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of Combined Company Class A common stock and warrants, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of Combined Company Class A common stock or warrants also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

The Combined Company’s issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to our employees, directors and consultants under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of Combined Company Class A common stock to decline.

Future sales of shares by existing stockholders and future exercise of registration rights may adversely affect the market price of Combined Company Class A common stock.

Sales of a substantial number of shares of Combined Company Class A common stock in the public market after the Closing, or the perception that such sales could occur, could adversely affect the market price of Combined Company Class A common stock and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. Immediately following the Closing and assuming consummation of the sale of shares pursuant to the PIPE Investment, there will be an estimated 82,649,589 shares of Combined Company Class A common stock outstanding, assuming that none of SRAC’s existing public stockholders exercise their redemption rights, and the Momentus stockholders, the Sponsor and the PIPE Investors will collectively own approximately 79.0% of the outstanding shares of Combined Company Class A common stock. Assuming redemptions of all but 13,957,646 public shares (being our estimate of the maximum number of public shares that could be redeemed in connection with the Business Combination in order to satisfy the related minimum cash condition contained in the Merger Agreement) are redeemed in connection with the Business Combination, in the aggregate, the collective ownership of the Momentus stockholders, the Sponsor and the PIPE Investors would rise to an estimated 82.3% of the outstanding shares of Combined Company Class A common stock as of the Closing. Immediately following the Closing, and assuming the no redemption scenario, we expect that approximately 7.3% of the outstanding shares of Combined Company Class A common stock will be held by the Sponsor and its affiliate SRAC Partners.

The Sponsor and SRAC’s executive officers and directors entered into a letter agreement with SRAC, pursuant to which they agreed not to transfer, assign or sell (except to certain permitted transferees) (a) any founder shares until six months after the Closing or earlier if subsequent to the Business Combination, (i) the last sale price of Combined Company Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the initial business combination (which clause (a) has been amended by the Sponsor Agreement) or (ii) the Combined Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Combined Company’s stockholders having the right to exchange their shares of the Combined Company Class A common stock for cash, securities or other property and (b) any private placement units, private placement shares or private placement warrants (or shares of Combined Company Class A common stock upon exercise thereof) until 30 days after the completion of SRAC’s initial business combination. See the section entitled “The Business Combination and the Merger Agreement — Certain Agreements Related to the Business Combination — Lockup Agreements.”

Following the expiration of such lock-ups, Sponsor will not be restricted from selling the shares of Combined Company Class A common stock that they beneficially own, other than by applicable securities laws. Additionally, neither certain Momentus stockholders nor the PIPE Investors will be restricted from selling any of their shares of our Combined Company Class A common stock following the Closing, other than by applicable securities laws. Sales of substantial amounts of Combined Company Class A common stock in the public market after the Business Combination, or the perception that such sales will occur, could adversely affect the market price of Combined Company Class A common stock and make it difficult for us to raise funds through securities offerings in the future.

At the consummation of the Mergers, SRAC, Sponsor, certain existing holder(s) of SRAC capital stock (including SRAC Partners) and certain Company stockholders, in each case who will receive SRAC Class A common stock pursuant to the Merger Agreement and the transactions contemplated thereby will enter into the Amended and Restated Registration Rights Agreement in respect of the shares of SRAC Class A common stock issued to Sponsor and such SRAC stockholders in connection with the transactions set forth above. Pursuant to such agreement, such holders and their permitted transferees will be entitled to certain customary registration rights, including, among other things, demand, shelf and piggy-back rights, subject to cut-back provisions. Pursuant to the Amended and Registration Rights

Agreement, Sponsor and SRAC Partners will agree not to sell, transfer, pledge or otherwise dispose of shares of SRAC Class A common stock or other securities exercisable therefor for certain time periods specified therein.

Because we have no current plans to pay cash dividends on Combined Company Class A common stock, you may not receive any return on investment unless you sell your shares of for a price greater than that which you are deemed to have paid for it.

We have no current plans to pay cash dividends on Combined Company Class A common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of Combined Company board of directors. Combined Company board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash, current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by us to our stockholders and such other factors as Combined Company board of directors may deem relevant. In addition, the terms of any future indebtedness would likely contain a number of restrictive covenants that impose significant operating and financial restrictions on us, including restricting or limiting our ability to pay cash dividends. Accordingly, the Combined Company may not pay any dividends on Combined Company Class A common stock in the foreseeable future.

If securities and industry analysts do not publish or cease publishing research or reports, or publish inaccurate or unfavorable research or reports, about our business or our market, our stock price and trading volume could decline.

The trading market for Combined Company Class A common stock and warrants will depend, in part, on the research and reports that securities and industry analysts publish about us, our business and our market. Securities and industry analysts do not currently, and may never, publish research on SRAC or the Combined Company. If securities and industry analysts do not commence coverage of the Combined Company, the Combined Company’s stock price and trading volume would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock, publish inaccurate or unfavorable research about our business or our market, or provide more favorable relative recommendations about our competitors, the Combined Company’s stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for the Combined Company’s stock could decrease, which might cause the Combined Company’s stock price and trading volume to decline.

The Combined Company’s charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of the Combined Company’s stock.

Assuming the passage of the Charter Amendment Proposal, certain provisions of the Combined Company Amended and Restated Charter and the Combined Company Amended and Restated Bylaws, as they will be in effect following the Closing, may have the effect of rendering more difficult, delaying, or preventing a change of control or changes in the Combined Company’s management. These provisions will provide for, among other things:

•        a classified board of directors whose members serve staggered three-year terms;

•        the authorization of “blank check” preferred stock, which could be issued by the Combined Company’s board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our Class A common stock;

•        a limitation on the ability of, and providing indemnification to, our directors and officers;

•        a requirement that special meetings of our stockholders can be called only by our board of directors acting by a written resolution by a majority the Combined Company’s directors then in office), the Chairperson of the Combined Company’s board of directors, the Combined Company’s Chief Executive Officer or our Lead Independent Director;

•        a requirement of advance notice of stockholder proposals for business to be conducted at meetings of the Combined Company’s stockholders and for nominations of candidates for election to the Combined Company’s board of directors;

•        a requirement that our directors may be removed only for cause and by a two-thirds (2/3) vote of the stockholders; provided that the removal of the Security Director would also require the approval of the CFIUS Monitoring Agencies;

•        a prohibition on stockholder action by written consent;

•        a requirement that vacancies on our board of directors may be filled only by a majority of directors then in office or by a sole remaining director (subject to limited exceptions), even though less than a quorum; and

•        a requirement of the approval of the Combined Company board of directors or the holders of at least two-thirds of our outstanding shares of capital stock to amend the Combined Company Amended and Restated Bylaws and certain provisions of Combined Company Amended and Restated Charter.

These provisions may frustrate or prevent any attempts by stockholders of the Combined Company to replace or remove the Combined Company’s management by making it more difficult for stockholders to replace members of the Combined Company board of directors, which is responsible for appointing the members of our management. In addition, institutional stockholder representative groups, stockholder activists and others may disagree with our corporate governance provisions or other practices, including anti-takeover provisions, such as those listed above. We generally will consider recommendations of institutional stockholder representative groups, but we will make decisions based on what our board and management believe to be in the best long-term interests of the Combined Company and stockholders; however, these groups could make recommendations to our stockholders against our practices or our board members if they disagree with our positions.

Finally, upon the Closing, we will not opt out of the provisions of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

These and other provisions in the proposed charter and the amended and restated bylaws of the Combined Company to be in effect upon the closing of the Business Combination and under Delaware law could discourage potential takeover attempts, reduce the price investors might be willing to pay in the future for shares of Class A common stock of the Combined Company and result in the market price of Class A common stock being lower than it would be without these provisions.

The Combined Company Amended and Restated Charter will provide that a state or federal court located within the state of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a chosen judicial forum for disputes with the Combined Company or its directors, officers, employees, or stockholders.

SRAC’s current charter provides and, assuming the passage of the Charter Amendment Proposal, the Combined Company Amended and Restated Charter that will be effective following the Closing will provide, to the fullest extent permitted by law, that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•        any derivative action or proceeding brought on behalf of the Combined Company;

•        any action or proceeding asserting a claim of breach of a fiduciary duty owed by or any wrongdoing by any current or former director, officer, employee or agent of the Combined Company or any stockholder to the Combined Company or the Combined Company’s stockholders;

•        any action or proceeding asserting a claim against the Combined Company or any current or former director, officer or other employee of the Combined Company or any stockholder in such stockholder’s capacity as such arising out of or pursuant to any provision of the DGCL, the Combined Company Amended and Restated Charter or the Combined Company Amended and Restated Bylaws (as each may be amended from time to time);

•        any action or proceeding to interpret, apply, enforce or determine the validity of the Combined Company Amended and Restated Charter and/or the Combined Company Amended and Restated Bylaws (including any right, obligation or remedy thereunder);

•        any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or

•        any action or proceeding asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

This provision would not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any claim for which the U.S. federal courts have exclusive jurisdiction. The Combined Company Amended and Restated Charter will further provide that, unless the Combined Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder.

The Combined Company Amended and Restated Charter will provide that a state or federal court located within the state of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a chosen judicial forum for disputes with the Combined Company or its directors, officers, employees, or stockholders. If any other court of competent jurisdiction were to find either exclusive-forum provision in Combined Company Amended and Restated Charter to be inapplicable or unenforceable, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our business, financial condition and results of operations. In addition, although the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum selection clause.

Risks Related to the Business Combination and SRAC

The Sponsor and each of SRAC’s officers and directors have agreed to vote in favor of the Business Combination and the other Proposals described herein to be presented at the Special Meeting, regardless of how our public stockholders vote.

The Sponsor and each of SRAC’s officers and directors have agreed to, among other things, vote in favor of the Business Combination Proposal and the other Proposals described herein to be presented at the Special Meeting. As of the date of this proxy statement/consent solicitation statement/prospectus, the initial stockholders and an affiliate of our Sponsor, SRAC Partners, collectively own approximately 21.7% of the outstanding shares of SRAC common stock. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if the initial stockholders agreed to vote their founder shares and private placement shares in accordance with the majority of the votes cast by our public stockholders.

Because Momentus will become a public reporting company by means other than a traditional underwritten initial public offering, the Combined Company’s stockholders (including SRAC’s public stockholders) may face additional risks and uncertainties.

In a traditional underwritten initial public offering, underwriters may be subject to civil liability under Section 11 and 12 of the Securities Act for any omissions or misstatements in the registration statement, unless such underwriters can establish a “due diligence” defense by conducting a reasonable investigation of the disclosures in the registration statement. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the business plan and any underlying financial assumptions. Because Momentus will become a public reporting company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the shares of Momentus, and, accordingly, the Combined Company’s stockholders (including SRAC’s public stockholders) will not have the benefit of an independent review and due diligence investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Although SRAC performed a due diligence review and investigation of Momentus in connection with the Business Combination, SRAC has different incentives and objectives in the Business Combination than an underwriter would in a traditional initial public offering, and therefore SRAC’s due diligence review and investigation should not be viewed as equivalent to the review and investigation that an underwriter would be expected to conduct. The lack of an independent due diligence review and investigation increases the risk of an investment in the Combined Company because it may not have uncovered facts that would be important to a potential investor.

In addition, because the Combined Company will not become a public reporting company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or may be less likely to provide, coverage of the Combined Company. Investment banks may also be less likely to agree to underwrite securities offerings on behalf of the Combined Company than they might if the Combined Company became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with the Combined Company as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for the Combined Company’s common stock could have an adverse effect on the Combined Company’s ability to develop a liquid market for the Combined Company’s common stock. See “— Risks Related to Ownership of Combined Company Class A Common Stock — If securities and industry analysts do not publish or cease publishing research or reports, or publish inaccurate or unfavorable research or reports, about our business or our market, our stock price and trading volume could decline.”

Neither the SRAC Board nor any committee thereof obtained a third party valuation in determining whether or not to pursue the Business Combination.

Neither the SRAC Board nor any committee thereof is required to obtain an opinion from an independent investment banking or accounting firm that the price that we are paying for Momentus is fair to us from a financial point of view. Neither the SRAC Board nor any committee thereof obtained a third party valuation in connection with the Business Combination. In analyzing the Business Combination, the SRAC Board conducted due diligence on Momentus. The SRAC Board also consulted with SRAC’s management and its legal counsel, financial advisor and other advisors and considered a number of factors, uncertainty and risks, including, but not limited to, those discussed under “The Business Combination and the Merger Agreement — SRAC’s Board of Directors’ Reasons for the Approval of the Business Combination,” and concluded that the Business Combination was in the best interest of SRAC’s stockholders. Accordingly, investors will be relying solely on the judgment of the SRAC Board in valuing Momentus, and the SRAC Board may not have properly valued such businesses. The lack of a third party valuation may also lead an increased number of stockholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination.

Since the Sponsor and the members of SRAC’s management team have interests that are different, or in addition to (and which may conflict with), the interests of our stockholders, a conflict of interest may have existed in determining whether the Business Combination is appropriate as our initial business combination. Such interests include that the Sponsor will lose its entire investment in us if our business combination is not completed.

When you consider the recommendation of the SRAC Board in favor of approval of the Business Combination Proposal and the other Proposals included herein, you should keep in mind that the Sponsor and SRAC’s directors have interests in such Proposal that are different from, or in addition to, those of our stockholders and warrant holders generally. The SRAC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Merger Agreement and in recommending to our stockholders that they vote in favor of the Proposals presented at the Special Meeting, including the Business Combination Proposal. SRAC stockholders should take these interests into account in deciding whether to approve the Proposals presented at the Special Meeting, including the Business Combination Proposal. These interests include, among other things:

•        If SRAC does not consummate a business combination by August 13, 2021 or the extension date, as applicable, SRAC would (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of SRAC’s remaining stockholders and SRAC’s Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, the 3,886,029 shares of SRAC Class B common stock owned by the Sponsor and the 176,471 shares of SRAC Class B common stock owned by SRAC Partners would be worthless because following the redemption of the public shares, we would likely have few, if any, net assets and because the Sponsor and each of SRAC’s officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period. Additionally, in such event, the 495,000 private placement units that the Sponsor paid $4.95 million for will expire worthless. All of SRAC’s officers and directors have a direct or indirect economic interest in such shares and private placement units. The 4,062,500 shares of SRAC Class A common stock that the initial stockholders and SRAC Partners will hold following the Business Combination, if unrestricted and freely tradable, would have had aggregate market value of approximately $53.5 million based upon the closing price of $12.41 per share of SRAC Class A common stock on Nasdaq on July 9, 2021, the most recent practicable date prior to the date of this proxy statement/consent solicitation statement/prospectus. Given such shares of Class A common stock will be subject to certain restrictions, we believe such shares have less value. The 495,000 private placement units that the Sponsor will hold following the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $7.2 million based upon the closing price of $14.61 per unit on Nasdaq on July 9, 2021, the most recent practicable date prior to the date of this proxy statement/consent solicitation statement/prospectus.

•        Our Sponsor holds 495,000 private placement units and Cantor owns 50,000 private placement units that would expire worthless if a business combination is not consummated.

•        Our Sponsor, officers and directors have agreed not to redeem any of the founder shares or shares of Class A common stock (including private placement shares) held by them in connection with a stockholder vote to approve the Business Combination.

•        Our Sponsor paid an aggregate of $25,000 for its founder shares and such securities will have a significantly higher value at the time of the Business Combination, accounting for the transfer of shares to SRAC Partners, which if unrestricted and freely tradable would be valued at approximately $53.5 million, based on the closing price of our Class A common stock on July 9, 2021.

•        If the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser amount per public share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        The continuation of Brian Kabot, one of our existing directors, as a director of the Combined Company following the Closing;

•        Our officers may not become a director or officer of any other blank check company until we have entered into a definitive agreement regarding an initial business combination or fail to complete an initial business combination by August 13, 2021 or the extension date, as applicable.

Our Sponsor, officers and directors will lose their entire investment in us if an initial business combination is not completed.

Our existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination.

We will enter into the Amended and Restated Registration Rights Agreement with our Sponsor and certain existing holder(s) of our capital stock (including SRAC Partners) and certain Momentus stockholders, which provides for registration rights to such parties.

The existence of financial and personal interests of one or more of SRAC’s directors may result in a conflict of interest on the part of such director(s) between what such director(s) may believe is in the best interests of SRAC and its stockholders and what such director(s) may believe is best for such director(s) in determining to recommend that stockholders vote for the Proposals. See the section titled “The Business Combination and the Merger Agreement — Interests of Certain SRAC Persons in the Business Combination” for a further discussion of these considerations.

The financial and personal interests of the Sponsor as well as SRAC’s directors may have influenced their motivation in identifying and selecting Momentus as a business combination target, completing an initial business combination with Momentus and influencing the operation of the business following the initial business combination. In considering the recommendations of SRAC’s Board to vote for the Proposals, its stockholders should consider these interests.

The exercise of the SRAC management team’s discretion in agreeing to changes or waivers in the terms of the Merger Agreement, including closing conditions, may result in a conflict of interest when determining whether such changes to the terms or waivers of conditions are appropriate and in SRAC’s stockholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require SRAC to agree to amend the Merger Agreement, to consent to certain actions taken by Momentus or to waive rights that SRAC is entitled to under the Merger Agreement, including those related to Closing conditions. Such events could arise because of changes in the course of Momentus’ businesses or a request by Momentus to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on Momentus’ businesses and would entitle SRAC to terminate the Merger Agreement. In any of such circumstances, it would be at SRAC’s discretion, acting through its Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/consent solicitation statement/prospectus) may result in a conflict of interest on the part of such director(s) between what such director(s) may believe is best for SRAC and its stockholders and what such director(s) may believe is best for such director(s) in determining whether or not to take the requested action. As of the date of this proxy statement/consent solicitation statement/prospectus, SRAC does not believe there will be any changes or waivers that SRAC’s management team would be likely to make after the approval of the Business Combination Proposal by SRAC’s stockholders has been obtained. While certain changes could be made without further stockholder approval, SRAC will circulate a new or amended proxy statement/consent solicitation statement/prospectus and resolicit SRAC’s stockholders if changes to the terms of the transaction that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.

SRAC and Momentus will incur significant transaction and transition costs in connection with the Business Combination.

SRAC and Momentus have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the Closing. We and Momentus may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Merger Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of, or paid by, the party incurring such fees, expenses and costs, or otherwise paid by the Combined Company following the Closing.

SRAC’s transaction expenses as a result of the Business Combination are currently estimated at approximately $10 million in deferred underwriting discount and other advisory fees and transaction expenses. The amount of the deferred underwriting discount will not be adjusted for any shares that are redeemed in connection with the Business Combination. The per-share amount we will distribute to stockholders who properly exercise their redemption rights will not be reduced by the deferred underwriting discount and after such redemptions, the per-share value of shares held by non-redeeming stockholders will reflect our obligation to pay the deferred underwriting discount. However, up to $3.0 million of the deferred underwriting fee is subject to forfeiture in the event that redemptions in connection with the Business Combination exceed certain thresholds.

The announcement of the proposed Business Combination could disrupt Momentus’ relationships with its customers, suppliers and others, as well as its operating results and business generally.

Whether or not the Business Combination is ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on Momentus’ business include the following:

•        its employees may experience uncertainty about their future roles, which might adversely affect Momentus’ ability to retain and hire key personnel and other employees;

•        clients, affiliated professional entities, suppliers and other parties with which Momentus maintains business relationships may experience uncertainty about its future and rescind their deposits, seek alternative relationships with third parties, seek to alter their business relationships with Momentus. or fail to extend an existing relationship with Momentus; and

•        Momentus has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact Momentus’ results of operations and cash available to fund its businesses.

Subsequent to the Closing, we may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our securities, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to Momentus has identified all material issues or risks associated with Momentus, its business or the industry in which it competes. Furthermore, we cannot assure you that factors outside of Momentus’ and our control will not later arise. As a result of these factors, we may be exposed to liabilities and incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or the Combined Company. Additionally, we have no indemnification rights against the Momentus stockholders under the Merger Agreement and all of the purchase price consideration will be delivered to the Momentus stockholders at the Closing. Accordingly, any stockholders or warrant holders of SRAC who choose to remain Combined Company stockholders or warrant holders following the Business Combination could suffer a reduction in the value of their shares and warrants. Such stockholders or warrant holders are unlikely to have a remedy for such reduction in value.

The historical financial results of Momentus and unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/consent solicitation statement/prospectus may not be indicative of what our actual financial position or results of operations would have been.

The historical financial results of Momentus included in this proxy statement/consent solicitation statement/prospectus do not reflect the financial condition, results of operations or cash flows Momentus would have achieved as a public company during the periods presented or those we will achieve in the future. The Combined Company’s financial condition and future results of operations could be materially different from amounts reflected in Momentus’ historical financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus, so it may be difficult for investors to compare the Combined Company’s future results to historical results or to evaluate its relative performance or trends in its business.

Similarly, the unaudited pro forma condensed combined financial information included in this proxy statement/consent solicitation statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, SRAC being treated as the “acquired” company for financial reporting purposes in the Business Combination, the total debt obligations and the cash and cash equivalents of Momentus on the date the Business Combination closes and the number of our public shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of the Combined Company’s future operating or financial performance and the Combined Company’s actual financial condition and results of operations may vary materially from the pro forma results of operations and balance sheet contained elsewhere in this proxy statement/consent solicitation statement/prospectus, including as a result of such assumptions not being accurate. Please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

We currently intend to only complete one Business Combination with the proceeds of our IPO and the sale of the private placement units, which will cause us to be solely dependent on Momentus’ business. This lack of diversification may negatively impact our operations and profitability.

We currently intend to only complete one business combination with the proceeds of our IPO and the sale of the private placement units. By completing our Business Combination with only a single entity our lack of diversification may subject us to numerous economic, competitive and regulatory risks. Further, we would not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Accordingly, the prospects for our success will be solely dependent upon the business and financial performance of Momentus.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to the Business Combination. See “— Risks Related to the Business and Industry of Momentus” for risks we may face as a result of consummating the Business Combination with Momentus.

We have a minimum cash requirement. This requirement may make it more difficult for us to complete the Business Combination as contemplated.

The Merger Agreement provides that Momentus’ obligation to consummate the Business Combination is conditioned on, among other things, as of the Closing, SRAC having at least $250,000,000 in available cash (including proceeds in connection with the PIPE Investment and the funds in the Trust Account) immediately prior to the effective time of the consummation of the Mergers (after taking into account payments required to satisfy SRAC Share Redemptions).

In addition, pursuant to SRAC’s existing charter, in no event will we redeem public shares in an amount that would result in our net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) being less than $5,000,001. If such conditions are not met, and such conditions are not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could terminate and the proposed Business Combination may not be consummated.

If such conditions are waived and the Business Combination is consummated, the cash held by the Combined Company and our subsidiaries (including Momentus) in the aggregate, after the Closing may not be sufficient to allow us to operate and pay our bills as they become due. Furthermore, our affiliates are not obligated to make loans to us or invest in us in the future after the Business Combination. The additional exercise of redemption rights with respect to a large number of our public stockholders may make us unable to take such actions as may be desirable in order to optimize our capital structure after the Closing and we may not be able to raise additional financing from unaffiliated parties necessary to fund our expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding our ability to continue as a going concern at such time.

The Sponsor, Momentus or our or their respective directors, officers, advisors or respective affiliates may elect to purchase shares from public stockholders prior to the Closing, which may influence the vote on the Business Combination and reduce the public “float” of our Class A common stock.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the Momentus stockholders or our or their respective directors, officers, advisors or respective affiliates may (1) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the proposals to be voted upon at the Special Meeting, or elect to redeem, or indicate an intention to redeem, public shares, (2) execute agreements to purchase such shares from such investors in the future, or (3) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the proposals to be voted upon at the Special Meeting or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of SRAC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the Momentus stockholders or our or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to (1) increase the likelihood of approving the proposals to be voted upon at the Special Meeting and (2) limit the number of public shares electing to redeem, including to satisfy any redemption threshold.

Entering into any such arrangements may have a depressive effect on our common stock (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Proposals to be presented at the Special Meeting and would likely increase the chances that such Proposals would be approved. In addition, if such purchases are made, the public “float” of our public shares and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

We are not registering the shares of Combined Company Class A common stock issuable upon exercise of the public warrants or private placement warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise such warrants, thus precluding such investor from being able to exercise its warrants except on a “cashless basis” and potentially causing such warrants to expire worthless.

We are not registering the shares of Combined Company Class A common stock issuable upon exercise of the public warrants or private placement warrants under the Securities Act or any state securities laws at this time. However, under the terms of the warrant agreement, we have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our reasonable best efforts to file with the SEC, and within 60 business days following our initial business combination to have declared effective, a registration statement covering the issuance of the shares of Combined Company Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current, complete or correct or the SEC issues a stop order. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, we will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from registration is available. Notwithstanding the above, if Combined Company Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In no event will we be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that we are unable to register or qualify the shares underlying the warrants under applicable state securities laws and no exemption is available. If the issuance of the shares upon exercise of the warrants is not so registered or qualified or exempt from registration or qualification, the holder of such warrant shall not be entitled to exercise such warrant and such warrant may have no value and may expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the shares of Class A common stock included in the units. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying shares of Class A common stock for sale under all applicable state securities laws.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share (which was the offering price per unit in our IPO).

Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where we are unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our public shares, if we are unable to complete our initial business combination within the prescribed time frame, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per share redemption amount received by public stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a Merger Agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we have not asked the Sponsor to reserve for such indemnification obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. No member of our management team will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our Board may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of our Board and us to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. In addition, our Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith by paying public stockholders from the Trust Account prior to addressing the claims of creditors, thereby exposing itself and us to claims of punitive damages.

If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our public stockholders in connection with our liquidation would be reduced.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our initial business combination within the required time period may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is our intention to redeem our public shares as soon as reasonably possible following the required time period in the event we do not complete our initial business combination and, therefore, we do not intend to comply with the foregoing procedures.

Because we do not intend to comply with Section 280 of the DGCL, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the 10 years following our dissolution. However, because we are a blank check company, rather than an operating company, and our operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, consultants, etc.) or prospective target businesses. If our plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. We cannot assure you that we will properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our initial business combination within the required time period is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

Compliance obligations under the Sarbanes-Oxley Act may make it more difficult for us to effectuate the Business Combination, require substantial financial and management resources and increase the time and costs of completing a business combination.

The fact that we are a blank check company will make compliance with the requirements of the Sarbanes-Oxley Act particularly burdensome on us as compared to other public companies because Momentus is not currently subject to Section 404 of the Sarbanes-Oxley Act. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of Momentus as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us after the Business Combination. If we are not able to implement the requirements of Section 404, including any additional requirements once we are no longer an emerging growth company, in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our securities. Additionally, once we are no longer an emerging growth company, we will be required to comply with the independent registered public accounting firm attestation requirement on our internal control over financial reporting.

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from our business operations.

As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, the Combined Company will incur significant legal, accounting and other expenses that Momentus did not previously incur. Momentus’ entire management team and many of its other employees will need to devote substantial time to compliance and may not effectively or efficiently manage its transition into a public company.

These rules and regulations will result in the Combined Company incurring substantial legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations will likely make it more difficult and more expensive for the Combined Company to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for the Combined Company to attract and retain qualified people to serve on its Board of Directors, its board committees or as executive officers.

SRAC has identified a material weakness in its internal control over financial reporting. This material weakness could continue to adversely affect SRAC’s ability to report its results of operations and financial condition accurately and in a timely manner.

SRAC’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. SRAC’s management is likewise required, on a quarterly basis, to evaluate the effectiveness of its internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of SRAC’s annual or interim financial statements will not be prevented or detected on a timely basis.

As described in the Amended SRAC 10-K, SRAC identified a material weakness in its internal control over financial reporting related to the accounting for a significant and unusual transaction related to the warrants it issued in connection with the initial public offering in November 2019. As a result of this material weakness, SRAC’s management, including its principal executive and financial officers, concluded that its internal control over financial reporting was not effective as of December 31, 2020. This resulted in a material misstatement of SRAC’s warrant liability, change in fair value of warrant liability, additional paid-in capital and accumulated deficit as of and for the years ended December 31, 2020 and 2019.

To respond to this material weakness, SRAC has devoted, and plans to continue to devote, significant effort and resources to the remediation and improvement of its internal control over financial reporting. While SRAC has processes to identify and appropriately apply applicable accounting requirements, SRAC plans to enhance these processes to better evaluate its research and understanding of the nuances of the complex accounting standards that apply to SRAC’s financial statements. SRAC plans at this time include providing enhanced access to accounting literature, research materials and documents and increased communication among its personnel and third-party professionals with whom SRAC consults regarding complex accounting applications. The elements of SRAC’s remediation plan can only be accomplished over time, and SRAC can offer no assurance that these initiatives will ultimately have the intended effects.

Any failure to maintain such internal control could adversely impact SRAC’s ability to report its financial position and results from operations on a timely and accurate basis. If SRAC’s consolidated financial statements are not accurate, investors may not have a complete understanding of SRAC’s operations. Likewise, if SRAC’s consolidated financial statements are not filed on a timely basis, SRAC could be subject to sanctions or investigations by the stock exchange on which SRAC’s common stock is listed, the SEC or other regulatory authorities. In either case, there could result a material adverse effect on SRAC’s business. Failure to timely file will cause SRAC to be ineligible to utilize short form registration statements on Form S-3 or Form S-4, which may impair its ability to obtain capital in a timely fashion to execute SRAC’s business strategies or issue shares to effect an acquisition. Ineffective internal controls could also cause investors to lose confidence in SRAC’s reported financial information, which could have a negative effect on the trading price of SRAC stock.

SRAC can give no assurance that the measures it has taken and plans to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if SRAC is successful in strengthening its controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of SRAC’s consolidated financial statements.

SRAC’s warrants are required to be accounted for as liabilities rather than as equity and such requirement resulted in a restatement of SRAC’s previously issued consolidated financial statements.

On April 12, 2021, the staff of the SEC issued its Statement. In the Statement, the SEC staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. Since issuance, SRAC’s warrants were accounted for as equity within its balance sheet, and after discussion and evaluation, including with SRAC’s independent auditors, SRAC has concluded that its warrants should be presented as liabilities with subsequent fair value remeasurement. Therefore SRAC conducted a valuation of its warrants and restated its previously issued consolidated financial statements, which resulted in unanticipated costs and diversion of management resources and may result in potential loss of investor confidence. Although SRAC has now completed the restatement, SRAC cannot guarantee that it will have no further inquiries from the SEC or Nasdaq regarding SRAC’s restated consolidated financial statements or matters relating thereto.

Any future inquiries from the SEC or Nasdaq as a result of the restatement of SRAC’s historical consolidated financial statements will, regardless of the outcome, likely consume a significant amount of SRAC’s resources in addition to those resources already consumed in connection with the restatement itself.

The restatement of SRAC’s consolidated financial statements in June 2021 has subjected it to additional risks and uncertainties, including increased professional costs and the increased possibility of legal proceedings.

As a result of the restatement, SRAC has become subject to additional risks and uncertainties, including, among others, increased professional fees and expenses and time commitment that may be required to address matters related to the restatements, and scrutiny of the SEC and other regulatory bodies which could cause investors to lose confidence in SRAC’s reported financial information and could subject SRAC to civil or criminal penalties or shareholder litigation. SRAC could face monetary judgments, penalties or other sanctions that could have a material adverse effect on its business, financial condition and results of operations and could cause SRAC’s stock price to decline.

Following the restatement of SRAC’s historical consolidated financial statements, SRAC accounts for its warrants as a warrant liability recorded at fair value upon issuance with any changes in fair value each period reported in earnings based upon a valuation report obtained from its independent third party valuation firm. The impact of changes in fair value on earnings may have an adverse effect on the market price of SRAC’s common stock.

SRAC currently is an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and to the extent we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make the Combined Company’s securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

SRAC currently is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the IPO, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the prior June 30th; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. The Combined Company will qualify as an emerging growth company as well as a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

Our public stockholders will experience dilution as a consequence of, among other transactions, the issuance of Class A common stock as consideration in the Business Combination and the PIPE Investment. Having a minority share position may reduce the influence that our current stockholders have on the management of the Combined Company.

The issuance of a significant number of shares of Combined Company Class A common stock in the Business Combination and in the PIPE Investment will dilute the equity interest of our existing stockholders and may adversely affect prevailing market prices for our public shares and/or public warrants.

It is anticipated that, upon the Closing and assuming the no redemption scenario: (1) SRAC’s public stockholders will own approximately 20.9% of the outstanding shares of Combined Company Class A common stock; (2) the PIPE Investors (other than SRAC Partners, an affiliate of the Sponsor) will own approximately 11.5% of the outstanding shares of Combined Company Class A common stock; (3) the Sponsor and its affiliate SRAC Partners will own approximately 7.3% of the outstanding shares of Combined Company Class A common stock; and (4) the Momentus stockholders will own approximately 60.2% of the outstanding shares of Combined Company Class A common stock. These levels of ownership assume (a) that no shares are elected to be redeemed in connection with the Business Combination and (b) that we issue 49,792,089 shares of Combined Company Class A common stock to the Momentus equity holders as part of the Merger Consideration in connection with the consummation of the Business Combination. The PIPE Investors have agreed to purchase in the aggregate 11,000,000 shares of Combined Company Class A common stock for $110,000,000 of gross proceeds in the PIPE Investment and will receive warrants to purchase 11,000,000 shares of Combined Company Class A common stock in the aggregate with an initial exercise price of $11.50 per share. In this proxy statement/consent solicitation statement/prospectus, we assume that a portion of the gross proceeds from the PIPE Investment and funds held in the Trust Account will be used to fund the payment of certain transaction expenses, with the remainder being used to capitalize the balance sheet of the Combined Company. The ownership percentage with respect to the Combined Company (a) does not take into account (1) warrants to purchase Class A common stock that will remain outstanding immediately following the Business Combination, (2) the Rollover Options or Assumed Warrants or (3) the issuance of any shares upon the Closing under the Equity Incentive Plan or Employee Stock Purchase Plan, but does include the founder shares (including the Sponsor Earnout Shares), which will automatically convert into shares of Combined Company Class A common stock on a one-for-one basis upon the Closing (such shares of Class A common stock will be subject to transfer restrictions). If the actual facts are different from these assumptions, the above levels of ownership will be different. Please see the sections titled “Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus — Ownership after the Closing; Impact of the Business Combination on the Combined Company’s Public Float,” “Unaudited Pro Forma Condensed Combined Financial Information” and “Security Ownership of Certain Beneficial Owners and Management” for further information.

The issuance of additional shares of Combined Company Class A common stock will significantly dilute the equity interests of existing holders of our securities and may adversely affect prevailing market prices for our public shares or public warrants.

Warrants will become exercisable for Combined Company Class A common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

If the Business Combination is completed, outstanding warrants to purchase an aggregate of approximately 8,897,500 shares of Combined Company Class A common stock will become exercisable in accordance with the terms of the warrant agreement. These warrants will become exercisable 30 days after the Closing. The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional shares of Combined Company Class A common stock will be issued, which will result in dilution to the then existing holders of Combined Company Class A common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of Combined Company Class A common stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment.

Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, acting as warrant agent, and SRAC. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 50% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of shares of Combined Company Class A common stock purchasable upon exercise of a warrant.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of Combined Company Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send the notice of redemption to the warrant holders. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to: (1) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (2) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (3) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

In addition, we may redeem your warrants after they become exercisable for a number of shares of Class A common stock determined based on the redemption date and the fair market value of Combined Company Class A common stock. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of the Class A common stock had your warrants remained outstanding.

None of the warrants underlying the private placement units will be redeemable by us so long as they are held by the Sponsor or its permitted transferees.

Following the Business Combination, the Combined Company will be a holding company and will depend on the ability of its subsidiaries to pay dividends.

The Combined Company will be a holding company without any direct operations and will have no significant assets other than its ownership interest in Momentus. Accordingly, its ability to pay dividends will depend upon the financial condition, liquidity and results of operations of, and the Combined Company’s receipt of dividends, loans or other funds from, Momentus and its subsidiaries. The Combined Company’s subsidiaries are separate and distinct legal entities and have no obligation to make funds available to the Combined Company. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which the Combined Company’s subsidiaries may pay dividends, make loans or otherwise provide funds to the Combined Company.

Risks Related to the Redemption

Public stockholders who wish to redeem their public shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If stockholders fail to comply with the redemption requirements specified in this proxy statement/consent solicitation statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.

A public stockholder will be entitled to receive cash for any public shares to be redeemed only if such public stockholder: (1)(a) holds public shares, or (b) if the public stockholder holds public shares through units, the public stockholder elects to separate its units into the underlying public shares and warrants prior to exercising its redemption rights with respect to the public shares; (2) prior to 5:00 p.m. Eastern Time on August 9, 2021 (two business days before the scheduled date of the Special Meeting) submits a written request to Continental Stock Transfer & Trust Company, our transfer agent, that we redeem all or a portion of your public shares for cash, affirmatively certifying in your request if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of our common stock; and (3) delivers its public shares to our transfer agent physically or electronically through DTC. In order to obtain a physical share certificate, a stockholder’s broker or clearing broker, DTC and our transfer agent will need to act to facilitate this request. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from our transfer agent. However, because we do not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, public stockholders who wish to redeem their public shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

If a public stockholder fails to receive notice of our offer to redeem public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite our compliance with the proxy rules, a public stockholder fails to receive our proxy materials, such public stockholder may not become aware of the opportunity to redeem his, her or its public shares. In addition, the proxy materials that we are furnishing to holders of public shares in connection with the Business Combination describe the various procedures that must be complied with in order to validly redeem the public shares. In the event that a public stockholder fails to comply with these procedures, its public shares may not be redeemed. Please see the section titled “SRAC Special Meeting of Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares. In order to determine whether a stockholder is acting in concert or as a group with another stockholder, we will require each public stockholder seeking to exercise redemption rights to certify to us whether such stockholder is acting in concert or as a group with any other stockholder. Such certifications, together with other public information relating to stock ownership available to us at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange

Act, will be the sole basis on which we make the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over our ability to consummate the Business Combination and you could suffer a material loss on your investment in us if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if we consummate the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the public shares and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. We cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price. Notwithstanding the foregoing, stockholders may challenge our determination as to whether a stockholder is acting in concert or as a group with another stockholder in a court of competent jurisdiction.

However, our stockholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

We can give no assurance as to the price at which a stockholder may be able to sell its public shares in the future following the Closing or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in our share price, and may result in a lower value realized now than a stockholder of us might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/consent solicitation statement/prospectus. In addition, if a stockholder does not redeem its shares, but other public stockholders do elect to redeem, the non-redeeming stockholders would own shares with a lower book value per value, which would decrease from $2.81 per share (assuming no redemptions), to $2.43 per share (assuming 50% of maximum redemptions), to $2.09 per value (assuming maximum redemptions), on a pro forma basis as of March 31, 2021. In addition, the net loss per share for non-redeeming stockholders would increase from $(0.90) per share (assuming no redemptions), to $(0.95) per share (assuming 50% of maximum redemptions), to $(1.03) per share (assuming maximum redemptions), on a pro forma basis for the year ended December 31, 2020. The net loss per share for non-redeeming stockholders would increase from $(0.22) per share (assuming no redemptions), to $(0.23) per share (assuming 50% of maximum redemptions), to $(0.25) per share (assuming maximum redemptions), on a pro forma basis for the three months ended March 31, 2021. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation. Please see the section titled “Comparative Share Information” for additional information on the impact of redemptions on the per-share value of the stock owned by non-redeeming stockholders.

Risks if the Business Combination is Not Consummated

If we are not able to complete the Business Combination with Momentus by August 13, 2021 or the extension date, as applicable, we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate, in which case our public stockholders may receive only $10.00 per share, or less than such amount in certain circumstances, and our warrants will expire worthless.

If we are not able to complete the Business Combination with Momentus by August 13, 2021 or the extension date, as applicable, we will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the SRAC Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, our public stockholders may receive only $10.00 per share, or less than $10.00 per share, on the redemption of their shares, and our warrants will expire worthless.

If the Business Combination is not consummated, you will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or public warrants, potentially at a loss.

Our public stockholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (1) the completion of our initial business combination, and then only in connection with those shares of Class A common stock that such stockholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any public shares properly tendered in connection with a stockholder vote to amend our amended and restated certificate of incorporation to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within the required time period; and (3) the redemption of all of our public shares if we are unable to complete our initial business combination by August 13, 2021 or the extension date, as applicable, subject to applicable law and as further described herein. In addition, if we are unable to complete an initial business combination within the required time period for any reason, compliance with Delaware law may require that we submit a plan of dissolution to our then-existing stockholders for approval prior to the distribution of the proceeds held in our Trust Account. In that case, public stockholders may be forced to wait beyond the end of the required time period before they receive funds from our Trust Account. In no other circumstances will a public stockholder have any right or interest of any kind in the Trust Account. Holders of warrants will not have any right to the proceeds held in the Trust Account with respect to the warrants. Accordingly, to liquidate your investment, you may be forced to sell your public shares or public warrants, potentially at a loss.

If the funds not being held in the Trust Account are insufficient to allow us to operate until at least August 13, 2021 or the extension date, as applicable, we may be unable to complete our initial business combination.

The funds available to us outside of the Trust Account may not be sufficient to allow us to operate until August 13, 2021 or the extension date, as applicable, assuming that our initial business combination is not completed during that time. We expect to incur significant costs in pursuit of our acquisition plans. In February 2021, Stable Road Capital, LLC and DIBALYD Investments, an affiliate of Nala Investments, loaned us $600,000 pursuant to non-interest bearing promissory notes, which funds are available to be used for working capital expenses. However, our affiliates are not obligated to make further loans to us or invest in us in the future, and we may not be able to raise additional financing from unaffiliated parties necessary to fund our expenses. Any such event in the future may negatively impact the analysis regarding our ability to continue as a going concern at such time.

We could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent or merger agreements designed to keep target businesses from “shopping” around for transactions with other companies or investors on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent or merger agreement where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business. If we are unable to complete our initial business combination, our public stockholders may receive only approximately $10.00 per share, or less in certain circumstances, on the liquidation of our Trust Account and our warrants will expire worthless. If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share (which was the offering price per unit in our IPO).

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement.

The following unaudited pro forma condensed combined financial statements of SRAC and Momentus present the combination of the financial information of SRAC and Momentus adjusted to give effect to the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”, which is herein referred to as Article 11.

Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and the option to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). SRAC has elected not to present Management’s Adjustments and has only presented Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 combines the historical balance sheet of SRAC and the historical balance sheet of Momentus on a pro forma basis as if the Business Combination had been consummated on March 31, 2021. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and the year ended December 31, 2020 combine the historical statements of operations of SRAC and Momentus on a pro forma basis as if the Business Combination had been consummated on January 1, 2020, the beginning of the earliest period presented. The Business Combination is summarized below as:

•        the merger of First Merger Sub with and into Momentus, with Momentus surviving the merger as a wholly-owned subsidiary of SRAC (the “First Merger”);

•        immediately following the consummation of the First Merger, the merger of Momentus with Second Merger Sub, with Second Merger Sub surviving the merger as a wholly owned subsidiary of SRAC (the “Second Merger” and, together with the First Merger, the “Mergers”);

•        on the Closing Date, SRAC shall repay the outstanding loans payable;

•        immediately prior to the consummation of the Mergers, the issuance and sale of 11,000,000 shares of Combined Company Class A Common Stock and 11,000,000 “Post IPO Warrants” (as defined in the Warrant Agreement) (collectively, the “PIPE Units”) for a purchase price of $10.00 per PIPE Unit and an aggregate purchase price of $110.0 million in the PIPE Financing pursuant to the Subscription Agreements;

•        1,437,500 shares of SRAC Class B common stock owned by the Sponsor are subject to forfeiture immediately prior to the Closing if the amount in the Trust Account (for the avoidance of doubt, prior to giving effect to the any redemptions by SRAC’s stockholders and the payment of any transaction costs by SRAC) less the aggregate amount of cash proceeds that are required to satisfy any redemptions by SRAC’s stockholder is less than $100,000,000. No pro forma adjustments have been made for the potential forfeiture as the remaining Trust Account less the aggregate amount of cash proceeds that are required to satisfy redemptions by SRAC’s stockholder would exceed $100,000,000 in the No Redemption Scenario and the Max Redemption Scenario;

•        pursuant to the Repurchase Agreements, Momentus repurchased 70,000,000 shares of Momentus’ Class B common stock, 20,000,000 shares of Momentus’ FF Preferred Stock, and 13,759,298 shares of Momentus’ Series Seed Preferred Stock and the cancellation of stock options to purchase 5,078,750 shares of Momentus’ Class A common stock in exchange for $3 from certain shareholders. Upon the consummation of the Business Combination, the Repurchase Agreements require payment to former shareholders of $40.0 million if total aggregate cash proceeds are at least $100.0 million and an additional $10.0 million if total aggregate cash proceeds are at least $250.0 million;

•        pursuant to the Mergers, (i) the conversion of all the outstanding shares of capital stock of Momentus (including any shares subject to reacquisition rights) and its outstanding SAFE notes into Combined Company Class A Common Stock, (ii) the conversion of all Momentus stock options (other than any non-plan options) and warrants that are outstanding and unexercised as of immediately prior to the Effective

Time into stock options and warrants, respectively, to acquire an adjusted number of shares of Combined Company Class A common stock at an adjusted exercise price per share and (iii) the cancellation of each Momentus non-plan option that is outstanding and unexercised immediately prior to the Effective Time for no consideration, with the sum of (x) such Combined Company Class A common stock to be issued and (y) the Combined Company Class A common stock underlying such Rollover Options and Assumed Warrants, to total an estimated 55,443,077 shares (it being noted that such number is an estimate and subject to certain customary adjustments set forth in the Merger Agreement, as amended on June 29, 2021, and as a result of which, such number of shares will not be definitely known until the Closing);

Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement as amended on June 29, 2021, the Business Combination is expected to be accounted for as a reverse recapitalization in accordance with the United States generally accepted accounting principles (“GAAP”). Under this method of accounting, SRAC is treated as the acquired company and Momentus is treated as the acquirer for financial statement reporting purposes. Momentus has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances that are expected to be in place when the closing of the Business Combination becomes effective:

•        Momentus’ existing stockholders will have the greater voting interest in the Combined Company with an estimated 60.2% voting interest under a No Redemption Scenario as of immediately following the Closing;

•        by virtue of such estimated voting interest upon the Closing, Momentus’ existing stockholders will have the ability to control decisions regarding the election and removal of directors and officers of the Combined Company following the Closing; and

•        Momentus’ senior management will be the senior management of the Combined Company.

Other factors were considered but they would not change the preponderance of factors indicating that Momentus was the accounting acquirer.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•        the accompanying notes to the unaudited pro forma condensed combined financial statements;

•        the historical audited consolidated financial statements (as restated) of SRAC as of and for the year ended December 31, 2020 and the related notes, which are included elsewhere in this proxy statement/consent solicitation statement/prospectus;

•        the historical unaudited financial statements of SRAC as of and for the three months ended March 31, 2021 and the related notes, which are included elsewhere in this proxy statement/consent solicitation statement/prospectus;

•        the historical audited financial statements of Momentus as of and for the year ended December 31, 2020 and the related notes, which are included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•        the historical unaudited financial statements of Momentus as of and for the three months ended March 31, 2021 and the related notes, which are included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•        other information relating to SRAC and Momentus contained in this proxy statement/consent solicitation statement/prospectus, including the Merger Agreement and the description of certain terms thereof set forth in the section titled “The Business Combination and the Merger Agreement” and the risk factors set forth under the section titled “Risk Factors” beginning on page 46 of this proxy statement/consent solicitation statement/prospectus.

Pursuant to SRAC’s existing charter, public stockholders will be offered the opportunity to redeem, with such redemption to occur upon the Closing, shares of SRAC’s Class A common stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account.

In connection with the closing of the Business Combination, 1,437,500 shares of Combined Company Class A common stock to be owned by the Sponsor upon conversion of the founder shares will be subject to forfeiture for no consideration if certain post-Closing share price targets are not satisfied within a five year period post Business Combination. No pro forma adjustments have been made for the potential forfeiture as the forfeiture is contingent upon future events not tied to the Closing.

In connection with the settlement order issued by the SEC on July 13, 2021,

•        250,000 founder shares (which shares would have converted to shares of Combined Company Class A common stock upon consummation of the Business Combination) owned by the Sponsor were relinquished for no consideration in July 2021. No pro forma adjustments have been made for the relinquishment as it is not contingent on future events tied to the Closing. However, due to the fact that this relinquishment occurred as of the date of this filing, the weighted average outstanding shares reflects this relinquishment.

•        Civil penalties in the amount of $7.0 million and $1.0 million were assessed to Momentus and SRAC, respectively. No pro forma adjustments have been made for the civil penalties as the penalties are not contingent on future events tied to the Closing.

The unaudited pro forma condensed combined financial statements present two redemption scenarios as follows:

•        No Redemption:    This scenario, which we refer to as the “No Redemption Scenario,” assumes that no shares of SRAC’s Class A common stock are redeemed from the public stockholders; and

•        Maximum Redemption:    This scenario, which we refer to as the “Maximum Redemption Scenario,” assumes that 3,292,354 shares of SRAC’s Class A common stock are redeemed for an aggregate payment of approximately $33.0 million (based on the estimated per share redemption price of approximately $10.03 per share) from the Trust Account, which is the estimated maximum number of redemptions that could occur without a failure to satisfy the minimum cash condition set forth in the Merger Agreement as amended on June 29, 2021.

In both scenarios, the amount of cash available is sufficient to satisfy the minimum cash condition of $250.0 million in the Business Combination Agreement.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of the Combined Company following the completion of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2021

	Stable Road	Momentus	Assuming No Redemptions			Assuming Maximum Redemptions
			Pro Forma Adjustments	Notes	Pro Forma Combined	Pro Forma Adjustments	Notes	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$208,550	$57,075,128	$(50,000,000)	(1) b	$235,310,208	$(50,000,000)	(1) b	$204,599,463
			173,022,306	(1) d		173,022,306	(1) d
			(49,995,776)	(1) e		(47,684,215)	(1) e
			105,600,000	(1) f		105,600,000	(1) f
			(600,000)	(1) g		(33,022,306)	(1) j
						(600,000)	(1) g
Restricted cash, current	—	100,000	—		100,000	—		100,000
Prepaid expenses and other current assets	164,608	13,003,817	—		13,168,425	—		13,168,425
Prepaid income taxes	328,538	—	—		328,538	—		328,538
Total current assets	701,696	70,178,945	178,026,530		248,907,171	147,315,785		218,196,426
Property, machinery and equipment, net	—	3,001,430	—		3,001,430	—		3,001,430
Intangible assets, net	—	319,706	—		319,706	—		319,706
Operating right of use asset	—	8,467,179	—		8,467,179	—		8,467,179
Deferred offering costs	—	3,006,696	(3,006,696)	(1) e	—	(3,006,696)	(1) e	—
Other non-current assets	—	2,250,000	—		2,250,000	—		2,250,000
Restricted cash, non-current	—	415,721	—		415,721	—		415,721
Cash and marketable securities held in Trust Account	173,022,306	—	(173,022,306)	(1) d	—	(173,022,306)	(1) d	—
Total assets	$173,724,002	$87,639,677	$1,997,528		$263,361,207	$(28,713,217)		$232,650,462

Liabilities
Accounts payable	—	2,223,360	—		2,223,360	—		2,223,360
Loan payable, current	600,000	9,895,554	(600,00)	(1) g	9,895,554	(600,000)	(1) g	9,895,554
Accrued expenses and other current liabilities	4,830,227	8,188,385	(4,145,776)	(1) e	8,872,836	(4,145,776)	(1) e	8,872,836
Contract liabilities, current	—	1,667,190	—		1,667,190	—		1,667,190
Operating lease liability, current	—	795,753	—		795,753	—		795,753
Other current liabilities	—	299,867	—		299,867	—		299,867
Total current liabilities	5,430,227	23,070,109	(4,745,776)		23,754,560	(4,745,776)		23,754,560
Deferred underwriting fee payable	6,900,000	—	(6,900,000)	(1) e	—	(6,900,000)	(1) e	—
Contract liabilities, non-current	—	1,103,540	—		1,103,540	—		1,103,540
Warrant liabilities	39,358,125	10,771,002	(10,771,002)	(1) a	67,188,125	(10,771,002)	(1) a	67,188,125
			27,830,000	(1) f		27,830,000	(1) f
SAFE notes	—	263,728,758	(263,728,758)	(1) c	—	(263,728,758)	(1) c	—
Operating lease liability, non-current	—	7,926,529	—		7,926,529	—		7,926,529
Other non-current liabilities	—	48,626	—		48,626	—		48,626
Total liabilities	51,688,352	306,648,564	(258,315,536)		100,021,380	(258,315,536)		100,021,380

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (continued)
AS OF MARCH 31, 2021

	Stable Road	Momentus	Assuming No Redemptions			Assuming Maximum Redemptions
			Pro Forma Adjustments	Notes	Pro Forma Combined	Pro Forma Adjustments	Notes	Pro Forma Combined
Commitments
Class A common stock subject to possible redemption, 11,703,564 shares at $10.00 per share redemption value	117,035,640	—	(117,035,640)	(1) i	—	(117,035,640)	(1) j	—

Stockholders’ equity (deficit)
Preferred stock	—	144	259	(1) a	—	259	(1) a	—
			(14)	(1) b		(14)	(1) b
			(389)	(1) c		(389)	(1) c
FF Preferred common stock	—	20	(20)	(1) b	—	(20)	(1) b	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 6,091,436 shares issued and outstanding (excluding 11,703,564 shares subject to possible redemption)	609	—	1,170	(1) i	—	841	(1) j	—
			(1,779)	(1) k		(1,450)	(1) k
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 4,312,500 shares issued and outstanding	431	—	(431)	(1) k	—	(431)	(1) k	—
Class A Common stock	—	19	4,503	(1) c	8,265	4,503	(1) c	7,936
			1,100	(1) f		1,100	(1) f
			2,210	(1) k		1,881	(1) k
			433	(1) l		433	(1) l
Class B Common stock	—	70	(70)	(1) b	—	(70)	(1) b	—
Additional paid-in capital	39,650,523	45,658,057	10,770,743	(1) a	427,998,759	10,770,743	(1) a	397,288,343
			(49,999,896)	(1) b		(49,999,896)	(1) b
			263,724,644	(1) c		263,724,644	(1) c
			(41,956,696)	(1) e		(39,645,135)	(1) e
			77,768,900	(1) f		77,768,900	(1) f
			(34,651,553)	(1) h		(34,651,553)	(1) h
			117,034,470	(1) i		84,012,493	(1) j
			(433)	(1) l		(433)	(1) l

Retained earnings (accumulated deficit)	(34,651,553)	(264,667,197)	34,651,553	(1) h	(264,667,197)	34,651,553	(1) h	(264,667,197)
Total stockholders’ equity (deficit)	5,000,010	(219,008,887)	377,348,704		163,339,827	346,637,959		132,629,082
Total liabilities and stockholders’ equity	$173,724,002	$87,639,677	$1,997,528		$263,361,207	$(28,713,217)		$232,650,462

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

	Stable Road	Momentus	Assuming No Redemptions				Assuming Maximum Redemptions
			Pro Forma Adjustments	Notes		Pro Forma Combined	Pro Forma Adjustments	Notes		Pro Forma Combined
Net Sales	$—	$365,000	$—			$365,000	$—			$365,000
Cost of revenues	—	367,622	—			367,622	—			367,622
Gross profit (loss)	—	(2,622)	—			(2,622)	—			(2,622)
Operating Expenses
Research and development expenses	—	(22,718,272)	—			(22,718,272)	—			(22,718,272)
Selling, general and administrative expenses	(3,720,975)	(11,945,124)	—			(15,666,099)	—			(15,666,099)
Total operating expenses	(3,720,975)	(34,663,396)	—			(38,384,371)	—			(38,384,371)
Loss from operations	(3,720,975)	(34,666,018)	—			(38,386,993)	—			(38,386,993)

Other income (expense)
Interest income	—	7,395	—			7,395	—			7,395
Interest expense	—	(469,722)	—			(469,722)	—			(469,722)
Change in fair value of SAFE notes	—	(267,289,663)	267,289,663	(2	) a	—	267,289,663	(2	) a	—
Change in fair value of warrants	(40,220,713)	(3,176,770)	3,176,770	(2	) a	(40,220,713)	3,176,770	(2	) a	(40,220,713)
Realized loss on disposal of asset	—	(482,204)	—			(482,204)	—			(482,204)
Other income (expense)	—	(949,363)	—			(949,363)	—			(949,363)
Investment income from investments held in Trust Account	1,134,391	—	(1,134,391)	(2	) b	—	(1,134,391)	(2	) b	—
Total other income (expense)	(39,086,322)	(272,360,327)	269,332,042			(42,114,607)	269,332,042			(42,114,607)
(Loss) income before income taxes	(42,807,297)	(307,026,345)	269,332,042			(80,501,600)	269,332,042			(80,501,600)
(Provision) benefit for income taxes	(178,866)	(800)	317,629	(2	) c	137,963	317,629	(2	) c	137,963
Net (loss) income	$(42,986,163)	$(307,027,145)	$269,649,671			$(80,363,637)	$269,649,671			$(80,363,637)

Weighted average shares outstanding:
Basic and diluted			82,649,589	(2	) d	82,649,589	79,357,235	(2	) d	77,357,235
Net loss per share attributable to common stockholders
Basic and diluted						$(0.97)				$(1.01)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2021

	Stable Road	Momentus	Assuming No Redemptions				Assuming Maximum Redemptions
			Pro Forma Adjustments	Notes		Pro Forma Combined	Pro Forma Adjustments	Notes		Pro Forma Combined
Net Sales	$—	$130,000	$—			$130,000	$—			$130,000
Cost of revenues	—	48,400	—			48,400	—			48,400
Gross profit (loss)	—	81,600	—			81,600	—			81,600
Operating Expenses
Research and development expenses	—	(9,906,275)	—			(9,906,275)	—			(9,906,275)
Selling, general and administrative expenses	(2,972,323)	(14,004,509)	—			(16,976,832)	—			(16,976,832)
Total operating expenses	(2,972,323)	(23,910,784)	—			(26,883,107)				(26,883,107)
Loss from operations	(2,972,323)	(23,829,184)	—			(26,801,507)	—			(26,801,507)
Other income (expense)
Interest income	—	1,005	—			1,005	—			1,005
Interest expense	—	(968,094)	—			(968,094)	—			(968,094)
Change in fair value of SAFE notes	—	81,563,592	(81,563,592)	(2	) a	—	(81,563,592)	(2	) a	—
Change in fair value of warrants	8,719,763	8,082,722	(8,082,722)	(2	) a	8,719,763	(8,082,722)	(2	) a	8,719,763
Other income (expense)	—	(179,237)	—			(179,237)	—			(179,237)
Investment income from investments held in Trust Account	19,046	—	(19,046)	(2	) b	—	(19,046)	(2	) b	—
Total other income (expense)	8,738,809	88,499,988	(89,665,360)			7,573,437	(89,665,360)			7,573,437
(Loss) income before income taxes	5,766,486	64,670,804	(89,665,360)			(19,228,070)	(89,665,360)			(19,228,070)
Net (loss) income	$5,766,486	$64,670,804	$(89,665,360)			$(19,228,070)	$(89,665,360)			$(19,228,070)

Weighted average shares outstanding:
Basic and diluted			82,649,589	(2	) d	82,649,589	79,357,235	(2	) d	79,357,235
Net loss per share attributable to common stockholders
Basic and diluted						$(0.23)				$(0.24)

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation

The Business Combination is accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, SRAC is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of Momentus issuing stock for the net assets of SRAC, accompanied by a recapitalization. The net assets of SRAC are stated at historical cost, with no goodwill or other intangible assets recorded.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 gives pro forma effect to the Business Combination as if it had been consummated on March 31, 2021. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 and the year ended December 31, 2020, give pro forma effect to the Business Combination as if it had been consummated on January 1, 2020.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 has been prepared using, and should be read in conjunction with, the following:

•        SRAC’s unaudited condensed consolidated balance sheet as of March 31, 2021 and the related notes, which is included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•        Momentus’ unaudited condensed balance sheet as of March 31, 2021 and the related notes, which is included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•        SRAC’s audited consolidated statement of operations for the year ended December 31, 2020 and the related notes, which is included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•        Momentus’ audited statement of operations for the year ended December 31, 2020 and the related notes, which is included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 has been prepared using, and should be read in conjunction with, the following:

•        SRAC’s unaudited condensed consolidated statement of operations for the year ended March 31, 2021 and the related notes, which is included elsewhere in this proxy statement/consent solicitation statement/prospectus; and

•        Momentus’ unaudited condensed statement of operations for the year ended March 31, 2021 and the related notes, which is included elsewhere in this proxy statement/consent solicitation statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination as the Company did not reflect any Management Adjustments under the new Article 11 pro forma rules and regulations. The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of SRAC and Momentus.

2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and the option to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). SRAC has elected not to present Management’s Adjustments and has only presented Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information. SRAC and Momentus have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2021 are as follows:

(1)    Represents pro forma adjustments to the condensed combined balance sheet:

a.      Reflects the pro forma adjustment to change the classification of the Momentus warrant from liability to equity resulting in the elimination of the Momentus warrant liability.

b.      Reflects a pro forma adjustment for the repurchase of Momentus capital stock subject to the Repurchase Agreements for $50.0 million.

c.      Reflects the exercise of certain Momentus warrants and the conversion of all Momentus capital stock and SAFE notes (utilizing the estimated fair value as of June 30, 2021) into Combined Company Class A common stock.

d.      Reflects the reclassification of cash and investments held in the Trust Account that becomes available following the Business Combination.

e.      Represents transaction costs of approximately $50.0 million incurred in connection with the Business Combination in the No Redemption Scenario, including approximately $6.9 million of deferred transactions costs related to the SRAC IPO payable at Closing, as well as $39.0 million payable in connection with the Closing. Represents transaction costs of approximately $47.7 million incurred in connection with the Business Combination in the Max Redemption Scenario, including approximately $6.9 million of deferred transactions costs related to the SRAC IPO payable at Closing, as well as $36.6 million payable in connection with the Closing. In the Max Redemption Scenario, the deferred transaction costs related to the SRAC IPO do not require adjustment as the amount in the Trust Account less the aggregate amount of cash proceeds that are required to satisfy any redemptions by SRAC’s stockholder would exceed $125.0 million. Transaction costs include legal, financial advisory and other professional fees related to the Business Combination. In connection with the reverse recapitalization treatment, these transaction costs are recorded as reductions to additional paid-in capital. This adjustment includes the reclassification of $3.0 million of deferred transaction costs incurred by Momentus and the payment of $4.1 million of transaction costs accrued by SRAC, for advisory, banking, legal and accounting fees that are not able to be capitalized as part of the business combination transaction and are reflected as a reduction of additional paid-in capital since those amounts are direct and incremental costs associated with obtaining the capital infusion from SRAC.

f.       Reflects the net proceeds of $105.6 million ($110.0 million gross less $4.4 million in fees) from the issuance and sale of 11,000,000 PIPE Units at $10.00 per PIPE Unit in the PIPE Financing pursuant to the Subscription Agreements.

g.      Reflects a pro forma adjustment for the repayment of SRAC’s loans payable per the terms of the Promissory Notes.

h.      Reflects the elimination of historical retained earnings of SRAC.

i.       Reflects the No Redemption scenario, in which no shares of SRAC’s Class A common stock are redeemed and the Class A common stock subject to possible redemption totaling $117.0 million would be transferred to permanent equity.

j.       Reflects the Maximum Redemption scenario, in which 3,292,354 shares of SRAC’s Class A common stock subject to possible redemption are redeemed for an aggregate payment of approximately $33.0 million (based on the estimated per share redemption price of approximately $10.03 per share).

k.      Represents the conversion of all outstanding SRAC’s Class A and Class B common stock into Combined Company Class A common stock pursuant to the Merger Agreement.

l.       Reflects an adjustment to increase the par value of Momentus common stock that was exchanged for shares of the Combined Company’s Class A common stock to $0.0001 from the historical par value of Momentus common stock of $0.000001.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(2)    The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 and the three months ended March 31, 2021 are as follows:

a.      Represents pro forma adjustment to eliminate the change in fair value of SAFE notes that would be converted into Combined Company Class A common stock and the change in fair value of the warrant as the classification would change from liability to equity that would not be incurred if the Business Combination was consummated on January 1, 2020.

b.      Represents pro forma adjustment to eliminate investment income related to the investment held in the Trust Account of SRAC that would not be earned if the Business Combination was consummated on January 1, 2020.

c.      Represents the elimination of income tax expense related to investment income held in the Trust Account because this income tax expense would not be incurred if the Business Combination was consummated on January 1, 2020.

d.      Represents the weighted average shares outstanding due to the issuance of Combined Company Class A common stock (and redemptions in the Maximum Redemption Scenario) in connection with the Business Combination.

3. Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since

January 1, 2020. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented.

	Assuming No Redemption	Assuming Maximum Redemption
Weighted average shares calculation, basic and diluted
Public shares and Founder Shares	21,857,500	21,857,500
Shares issued in Business Combination	49,792,089	49,792,089
PIPE Shares	11,000,000	11,000,000
Redemptions	—	(3,292,354)
Weighted average shares outstanding	82,649,589	79,357,235

The following potential outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

SRAC – public and private placement warrants	8,897,500
SRAC – Post IPO Warrants (PIPE Warrants)	11,000,000
Momentus – warrants	495,667
Momentus – stock options	5,155,321
25,548,488

COMPARATIVE SHARE INFORMATION1

The following table sets forth selected historical equity ownership information for SRAC and Momentus and unaudited pro forma condensed combined per share ownership information after giving effect to the Business Combination, assuming five redemption scenarios as follows: (1) assuming no redemptions, (2) assuming 25% of maximum redemptions, (3) assuming 50% of maximum redemptions, (4) assuming 75% of maximum redemptions, and (5) assuming maximum redemptions. In all scenarios, the amount of cash available is sufficient to satisfy the minimum cash condition of $250.0 million in the Business Combination Agreement.

The pro forma book value information reflects the Business Combination as if it had occurred on March 31, 2021. The net income (loss) reflects the Business Combination as if it had occurred on January 1, 2020.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•        the accompanying notes to the unaudited pro forma condensed combined financial statements;

•        the historical audited consolidated financial statements of SRAC as of December 31, 2020 and for the year ended December 31, 2020 and the related notes, which is included elsewhere in this proxy statement/consent solicitation statement/prospectus;

•        the historical unaudited consolidated financial statements of SRAC as of March 31, 2021 and the related notes, which is included elsewhere in this proxy statement/consent solicitation statement/prospectus;

•        the historical audited financial statements of Momentus as of and for the year ended December 31, 2020 and the related notes, which is included elsewhere in this proxy statement/consent solicitation statement/prospectus.

•        the historical unaudited financial statements of Momentus as of and for the three months ended March 31, 2021 and the related notes, which is included elsewhere in this proxy statement/consent solicitation statement/prospectus.

The unaudited pro forma condensed combined per share data are presented for illustrative purposes only and are not necessarily indicative of actual or future financial position or results of operations that would have been realized if the Business Combination had been completed as of the date indicated. The below per share data is calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020 as follows:

	Stable Road Acquisition Corp.	Momentus	Pro Forma Condensed Combined
			Assuming No Redemptions	Assuming 25% of Maximum Redemptions	Assuming 50% of Maximum Redemptions	Assuming 75% of Maximum Redemptions	Assuming Maximum Redemption
March 31, 2021 book value per share(1)	$0.48	$(0.86)	$1.98	$1.90	$1.83	$1.75	$1.67
Income (loss) per share attributable to common stockholders:
Year ended December 31, 2020
Net income per share of Class A Common Stock – basic and diluted	$0.04
Weighted average shares outstanding of Class A redeemable common stock – basic and diluted	17,250,000
Net loss per share of Class A and B non-redeemable common stock – basic and diluted	$(9.00)
Weighted average shares outstanding of Class A and B non-redeemable common stock – basic and diluted	4,857,500
Net loss per Momentus Common Stock – basic and diluted		$(3.45)	$(0.97)	$(0.98)	$(0.99)	$(1.00)	$(1.01)
Weighted average shares outstanding of Momentus common stock – basic and diluted		89,005,554	82,649,589	81,826,501	81,003,412	80,180,324	79,357,235
Three months ended March 31, 2021
Net income per share of Class A Common Stock – basic and diluted	$—
Weighted average shares outstanding of Class A redeemable common stock – basic and diluted	17,250,000
Net loss per share of Class A and B non-redeemable common stock – basic	$1.19
Weighted average shares outstanding of Class A and B non-redeemable common stock – basic	4,857,500
Net loss per share of Class A and B non-redeemable common stock – diluted	$(0.35)
Weighted average shares outstanding of Class A and B non-redeemable common stock – diluted	8,425,836
Net loss per share of Momentus – basic		$0.72	$(0.23)	$(0.23)	$(0.24)	$(0.24)	$(0.24)
Weighted average shares outstanding of Momentus common stock – basic(2)		89,370,142	82,649,589	81,826,501	81,003,412	80,180,324	79,357,235
Net loss per share of Momentus – diluted		$(0.07)	$(0.23)	$(0.23)	$(0.24)	$(0.24)	$(0.24)
Weighted average shares outstanding of Momentus common stock – diluted(2)		355,371,072	82,649,589	81,826,501	81,003,412	80,180,324	79,357,235

____________

(1)      Book value per share is calculated using the formula: Total stockholder’s equity divided by shares outstanding.

(2)      The pro forma weighted average shares outstanding include (i) outstanding convertible preferred stock of Momentus, which is entitled to the same per share merger consideration as Momentus common stock on an as converted to common stock basis and (ii) convertible preferred stock of Momentus issuable upon the exercise of certain warrants, which will occur immediately prior to the Business Combination. Amount excludes (i) 5,155,321 shares underlying the Momentus Rollover Options to purchase SRAC Class A common stock., (ii) 495,667 shares of Momentus common stock related to Momentus warrants, (iii) shares underlying 8,625,000 Public Warrants to purchase SRAC Class A common stock at $11.50 per share that are outstanding, and (iv) shares underlying 272,500 of Placement Warrants to purchase SRAC Class A common stock at $11.50 per share at the time of the SRAC IPO, and (v) shares underlying 11,000,000 of Post IPO Warrants to purchase SRAC Class A common stock at $11.50 per share that will be issued at Closing to the PIPE Investors. Outstanding options and warrants are anti-dilutive and are not included in the calculation of diluted net loss per share.

The equivalent pro forma basic and diluted per share data for Momentus is calculated by multiplying the combined pro forma per share data by the Exchange Ratio, after adjusting for reference price of $10.00 per share:

	Assuming No Redemptions	Assuming 25% of Maximum Redemptions	Assuming 50% of Maximum Redemptions	Assuming 75% of Maximum Redemptions	Assuming Maximum Redemption
March 31, 2021 book value per share	$0.48	$0.47	$0.45	$0.43	$0.41
Year ended December 31, 2020
Net loss per share of Momentus – basic and diluted	$(0.24)	$(0.24)	$(0.24)	$(0.24)	$(0.25)
Three months ended March 31, 2021
Net loss per share of Momentus – basic and diluted	$(0.06)	$(0.06)	$(0.06)	$(0.06)	$(0.06)

The weighted average share calculation for all scenarios is as follows:

	Assuming No Redemptions	Assuming 25% of Maximum Redemptions	Assuming 50% of Maximum Redemptions	Assuming 75% of Maximum Redemptions	Assuming Maximum Redemptions
Weighted average shares calculation, basic and diluted
Public shares and Founder Shares	21,857,500	21,857,500	21,857,500	21,857,500	21,857,500
Shares issued in Business Combination	49,792,089	49,792,089	49,792,089	49,792,089	49,792,089
PIPE Shares	11,000,000	11,000,000	11,000,000	11,000,000	11,000,000
Redemptions	—	(823,088)	(1,646,177)	(2,469,265)	(3,292,354)
Weighted average shares outstanding	82,649,589	81,826,501	81,003,412	80,180,324	79,357,235

A portion of the deferred underwriter fee payable is subject to forfeiture based on the remaining cash in Trust subsequent to redemptions. In all scenarios, the amount paid for the deferred underwriter fee payable as a percentage of total stockholders’ equity and attributable to common stockholders is as follows:

	Assuming No Redemptions	Assuming 25% of Maximum Redemptions	Assuming 50% of Maximum Redemptions	Assuming 75% of Maximum Redemptions	Assuming Maximum Redemption
Underwriter fee as % of total stockholders’ equity	4.2%	4.4%	4.7%	4.9%	5.2%
Underwriter fee per share attributable to common stockholders	$(0.08)	$(0.08)	$(0.09)	$(0.09)	$(0.09)

MOMENTUS SOLICITATION OF WRITTEN CONSENTS

This section contains information for Momentus stockholders regarding the solicitation of written consents to adopt the Merger Agreement by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.

Purpose of the Consent Solicitation

Momentus stockholders are being asked to (i) adopt the Merger Agreement and approve the Business Combination, including the Mergers (the “Momentus Proposal”), (ii) waive their appraisal rights pursuant to the Delaware General Corporation Law (the “DGCL”) and California Corporations Code (the “CCC”), (iii) terminate certain agreements by and among Momentus and Momentus stockholders, and (iv) approve, on a non-binding advisory basis, each of the amendments described in Proposal Nos. 3A through 3G of this proxy statement/consent solicitation statement/prospectus with respect to the Second Amended and Restated Certificate of Incorporation of SRAC (the “Unbundled Governance Proposals”), by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.

Momentus’ board of directors has unanimously determined that the Merger Agreement, the Business Combination, including the Mergers, and the other transactions contemplated by the Merger Agreement, including the amendments set forth in the Unbundled Governance Proposals, are advisable, fair to and in the best interests of Momentus and Momentus stockholders and has approved the Merger Agreement and the Business Combination, including the Mergers. Momentus’ board of directors recommends that Momentus stockholders consent to the Momentus Proposal and thereby adopt the Merger Agreement and approve the Business Combination, including the Mergers, and the Unbundled Governance Proposals.

Record Date

Only Momentus stockholders of record holding shares of Momentus stock at the close of business on the record date of July 13, 2021 (the “Momentus Record Date”) will be notified of and be entitled to sign and deliver written consents with respect to the Momentus Proposal and the Unbundled Governance Proposals.

Momentus Stockholders Entitled to Consent

On the Momentus Record Date, the outstanding securities of Momentus eligible to consent with respect to the Momentus Proposal and the Unbundled Governance Proposals consisted of 19,659,777 shares of Class A common stock, 28,538,853 shares of Series Seed Preferred Stock, 3,563,412 shares of Series Seed-1 Preferred Stock, 4,751,218 shares of Series Seed-2 Preferred Stock, 61,962,132 shares of Series A Preferred Stock and 32,301,028 shares of Series A-1 Preferred Stock.

Consents; Required Consents

Written consents from the holders of a majority of the voting power of the outstanding shares of Momentus stock, on an “as-converted basis,” voting together as a single class, are required to adopt the Momentus Proposal and the Unbundled Governance Proposals.

Concurrently with entry by the parties into the Merger Agreement, each of Mikhail Kokorich, Prime Movers Lab Fund I LP and Momentus PML SPV 1 LP entered into a Support Agreement with SRAC, substantially in the form attached as Annex F to this proxy statement/consent solicitation statement/prospectus. Under the Support Agreements, Mikhail Kokorich, Prime Movers Lab Fund I LP and Momentus PML SPV 1 LP, as applicable, agreed, within three business days of the Registration Statement becoming effective, to execute and deliver a written consent with respect to the outstanding equity securities of Momentus held by them, adopting the Merger Agreement and approving the Business Combination, including the Mergers. Mr. Kokorich no longer holds any equity securities of Momentus. As of the Momentus Record Date, the equity securities that are owned by Prime Movers Lab Fund I LP and Momentus PML SPV 1 LP and subject to the Support Agreements represent approximately 57.87% of the outstanding voting power of Momentus capital stock (on an as-converted basis). In addition, the Support Agreements prohibit Mikhail Kokorich, Prime Movers Lab Fund I LP and Momentus PML SPV 1 LP from engaging in activities that have the effect of soliciting a competing acquisition proposal.

Interests of Certain Persons in the Business Combination

In considering whether to adopt the Merger Agreement by executing and delivering the written consent, Momentus stockholders should be aware that aside from their interests as stockholders, Momentus’ officers and members of Momentus’ board of directors have interests in the Business Combination that are different from, or in addition to, those of other Momentus stockholders generally. Momentus stockholders should take these interests into account in deciding whether to approve the Business Combination. For additional information please see the section titled “The Business Combination and the Merger Agreement — Interests of the Momentus Directors and Executive Officers” beginning on page 146 of this proxy statement/consent solicitation statement/prospectus.

Submission of Consents

If you hold shares of Momentus capital stock as of the Momentus Record Date and you wish to give your written consent, you must fill out the written consent which will be sent to you, date and sign it, and promptly return it to Momentus. Once you have completed, dated and signed the written consent, you may deliver it to Momentus, by emailing a .pdf copy of your written consent to Morrow Sodali LLC at momentus.info@investor.morrowsodali.com or by mailing your written consent to Morrow Sodali LLC at 470 West Avenue, Suite 3000, Stamford, CT 06902.

Momentus has set 12:00 noon, New York time, on August 9, 2021, as the target date for the receipt of written consents, which is the date on which Momentus expects to receive the written consent of PML and an affiliated entity of PML in accordance with the Support Agreements. Momentus reserves the right to extend the final date for receipt of written consents beyond such date. Any such extension may be made without notice to Momentus stockholders. Once a sufficient number of consents to adopt the Merger Agreement has been received, the consent solicitation will conclude. As noted in the section titled “Additional Information — Appraisal Rights” beginning on page 286, the delivery of a signed and dated consent adopting the Merger Agreement, or delivery of a signed and dated consent without indicating a decision on the Momentus Proposal, will result in a loss of appraisal rights under Section 262 of the DGCL.

Executing Consents; Revocation of Consents

You may execute a written consent to adopt the Merger Agreement, which is equivalent to a vote “FOR” the Momentus Proposal. If you do not execute and return your written consent, or otherwise withhold your written consent, it will have the same effect as voting against the Momentus Proposal.

If you are a record holder of shares of Momentus capital stock as of the close of business on the Momentus Record Date, you may change or revoke your written consent (subject to any contractual obligations you may otherwise have) at any time prior to 12:00 noon, New York time, on August 9, 2021 (or, if earlier, before the consents of a sufficient number of shares to adopt the Merger Agreement have been delivered to the Secretary of Momentus). If you wish to change or revoke your consent before that time, you may do so by sending a notice of revocation by emailing a .pdf copy to Morrow Sodali LLC at momentus.info@investor.morrowsodali.com or by mailing your written consent to Morrow Sodali LLC at 470 West Avenue, Suite 3000, Stamford, CT 06902.

Solicitation of Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by Momentus. Officers and directors of Momentus may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

Assistance

If you need assistance in completing your written consent or have questions regarding the consent solicitation, please contact:

Morrow Sodali LLC

Telephone no.: (800) 662-5200 (toll free)
E-mail: momentus.info@investor.morrowsodali.com

SRAC SPECIAL MEETING OF STOCKHOLDERS

General

SRAC is furnishing this proxy statement/consent solicitation statement/prospectus to its stockholders as part of the solicitation of proxies by our board of directors for use at the Special Meeting of SRAC stockholders to be held on August 11, 2021, and at any adjournment or postponement thereof. This proxy statement/consent solicitation statement/prospectus is first being furnished to our stockholders on or about             , 2021. This proxy statement/consent solicitation statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held at 10:00 a.m., Eastern Time, on August 11, 2021, or such other date and time to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals. In light of the ongoing developments related to the COVID-19 pandemic and to protect the health of SRAC stockholders and the community, the Special Meeting will be a completely virtual meeting of stockholders conducted via live audio webcast. You will be able to attend the Special Meeting by visiting https://www.cstproxy.com/stableroadacquisitioncorp/2021 and entering your control number as further explained in the accompanying proxy statement/consent solicitation statement/prospectus.

Voting Power; Record Date

SRAC stockholders will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of SRAC Class A common stock or SRAC Class B common stock at the close of business on July 7, 2021, which is the record date for the Special Meeting. You are entitled to one vote for each share of SRAC Class A common stock or SRAC Class B common stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 21,395,683 shares of Class A common stock and Class B common stock outstanding in the aggregate, of which 17,230,338 are public shares, 545,000 are private placement shares and 4,312,500 are founder shares held by the Sponsor and SRAC Partners.

Vote of the Sponsor, Directors and Officers of SRAC

In connection with our IPO, SRAC entered into agreements with each of its Sponsor, directors and officers pursuant to which each agreed to vote any shares of SRAC Class A common stock or SRAC Class B common stock owned by them in favor of the Business Combination Proposal. Concurrently with the execution of the Merger Agreement, Sponsor, SRAC Partners and SRAC entered into the Sponsor Agreement, pursuant to which, among other things, Sponsor and SRAC Partners agreed to (a) waive certain anti-dilution rights set forth in SRAC’s governing documents that may result from the Merger Agreement and the transactions contemplated by the Merger Agreement, (b) surrender to SRAC, immediately prior to the Closing and for no consideration, 1,437,500 shares of SRAC Class B common stock comprising the Sponsor Contingent Closing Shares, if, and only if, (i) the amount in the Trust Account (for the avoidance of doubt, prior to giving effect to the SRAC Share Redemptions (if any) and the payment of any SRAC transaction costs incurred prior to the Closing and that remain unpaid as of immediately prior to the Closing), minus (ii) the aggregate amount of cash proceeds that will be required to satisfy the SRAC Share Redemptions (if any), is less than $100,000,000, (c) subject to potential forfeiture the 1,437,000 shares of SRAC Class A common stock comprising the Sponsor Earnout Shares in accordance with the terms of the Merger Agreement, such that such shares will be forfeited if certain post-closing share price targets are not satisfied prior to the fifth anniversary of the Closing, (d) support the Merger Agreement and the transactions contemplated by the Merger Agreement, including agreeing to vote in favor of the adoption of the Merger Agreement at the Special Meeting, and (e) not to transfer any shares of SRAC Class A common stock for a period of six months following the Closing (or, if earlier, the date that the SRAC Class A common stock trades at or above $12.00 per share for any 20 trading days in a 30 trading day period after Closing).

Our Sponsor, directors and officers have waived any redemption rights, including with respect to shares of SRAC Class A common stock purchased in our IPO or in the aftermarket, in connection with the Business Combination. The founder shares held by the Sponsor have no redemption rights upon SRAC’s liquidation and will be worthless if no business combination is effected by us by August 13, 2021 or the extension date, as applicable. However, our Sponsor, directors and officers are entitled to redemption rights upon our liquidation with respect to any shares of SRAC Class A common stock they may own.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of SRAC stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the SRAC Class A common stock and SRAC Class B common stock outstanding and entitled to vote at the Special Meeting is represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.

The Business Combination Proposal, the Governance Proposals (on an advisory basis), the Equity Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Nasdaq Proposal require the affirmative vote of holders of a majority of SRAC’s shares of Class A common stock and Class B common stock represented in person or by proxy and entitled to vote thereon and actually cast at the Special Meeting, voting as a single class. Approval of the Charter Amendment Proposal requires the affirmative vote (in person or by proxy) of the holders of a majority of SRAC’s outstanding shares of Class A common stock and Class B common stock entitled to vote thereon at the Special Meeting, voting as single class. Directors are elected by a plurality of the votes cast by holders of the outstanding shares of Class A common stock and Class B common stock, voting as a single class. This means that the six director nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors. Accordingly, if a valid quorum is otherwise established, a stockholder’s failure to vote by proxy or to vote in person at the Special Meeting will have no effect on the outcome of any vote on the Business Combination Proposal, the Governance Proposals the Director Election Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal or the Employee Stock Purchase Plan Proposal, but will have the same effect as a vote AGAINST the Charter Amendment Proposal.

The Closing is conditioned on the approval of the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal at the Special Meeting. Each of the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal are cross-conditioned on the approval of each other. The Director Election Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal are conditioned on the approval of the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal. The Governance Proposals are not conditioned on the approval of any other Proposals.

Recommendation to SRAC Stockholders

After careful consideration, the SRAC board of directors unanimously recommends that SRAC stockholders vote “FOR” each Proposal being submitted to a vote of the SRAC stockholders at the Special Meeting.

For a more complete description of SRAC’s reasons for the approval of the Business Combination and the recommendation of the SRAC board of directors, see the section titled “The Business Combination and the Merger Agreement — SRAC’s Board of Directors’ Reasons for the Approval of the Business Combination.”

Voting Your Shares

Each share of SRAC Class A common stock and each share of SRAC Class B common stock that you own in your name entitles you to one vote on each of the proposals for the Special Meeting. Your one or more proxy cards show the number of shares of SRAC Class A common stock and SRAC Class B common stock that you own. There are several ways to vote your shares of SRAC Class A common stock and SRAC Class B common stock:

•        You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of SRAC Class A common stock or SRAC Class B common stock will be voted as recommended by the board of directors. The board of directors recommends voting “FOR” the Business Combination

Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Governance Proposals, “FOR” the Director Election Proposal, “FOR” the Nasdaq Proposal, “FOR” the Equity Incentive Plan Proposal and “FOR” the Employee Stock Purchase Plan Proposal.

•        You can attend the Special Meeting and vote in person even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. In light of the ongoing developments related to the COVID-19 pandemic and to protect the health of SRAC stockholders and the community, the Special Meeting will be a completely virtual meeting of stockholders conducted via live audio webcast. You will be able to attend the Special Meeting by visiting https://www.cstproxy.com/stableroadacquisitioncorp/2021 and entering your control number as further explained in the accompanying proxy statement/consent solicitation statement/prospectus. However, if your shares of SRAC Class A common stock or SRAC Class B common stock are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of SRAC Class A common stock or SRAC Class B common stock.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the Special Meeting or at such meeting by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify SRAC’s secretary, in writing, before the Special Meeting that you have revoked your proxy; or

•        you may attend the Special Meeting, revoke your proxy, and vote in person, as indicated above.

No Additional Matters May Be Presented at the Special Meeting

The Special Meeting has been called to consider only the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposals, the Director Election Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal. Under the SRAC bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/consent solicitation statement/prospectus, which serves as the notice of the Special Meeting.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of SRAC Class A common stock or SRAC Class B common stock, you may call Morrow Sodali LLC, our proxy solicitor, at (800) 662-5200 (toll free) (banks and brokerage firms, please call collect: (203) 658-9400 or by email to SRAC.info@investor.morrowsodali.com.

Redemption Rights

Under SRAC’s existing charter, any holder of SRAC Class A common stock may elect that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, including interest but net of taxes payable, calculated as of two (2) business days prior to the Closing. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, which holds the proceeds of our IPO (calculated as of two (2) business days prior to the Closing, including interest but net of taxes payable). For illustrative purposes, based on the fair value of marketable securities held in the Trust Account as of June 30, 2021 of approximately $173.0 million, the estimated per share redemption price would have been approximately $10.03.

In order to exercise your redemption rights, you must:

•        if you hold your shares of SRAC Class A common stock through units, elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

•        check the box on the enclosed proxy card marked “Stockholder Certification” if you are not acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) with any other stockholder with respect to shares of SRAC Class A common stock;

•        prior to 5:00 p.m., Eastern Time, on August 9, 2021 (two (2) business days before the Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, our transfer agent, to the attention of Mark Zimkind at 1 State Street Plaza, 30th Floor, New York, New York 10004, or by email at mzimkind@continentalstock.com; and

•        deliver your shares of SRAC Class A common stock either physically or electronically through DTC to the transfer agent at least two (2) business days before the Special Meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is SRAC’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, SRAC does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your shares of SRAC Class A common stock as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to the transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that the transfer agent return the shares (physically or electronically). You may make such request by contacting the transfer agent at the e-mail address or address listed above.

Holders of outstanding units of SRAC must separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold units registered in your own name, you must deliver the certificate for such units to Continental Stock Transfer & Trust Company with written instructions to separate such units into public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your redemption rights upon the separation of the public shares from the units.

If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s DWAC (deposit withdrawal at custodian) system, a withdrawal of the relevant units and a deposit of an equal number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the public shares from the units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Prior to exercising redemption rights, stockholders should verify the market price of SRAC Class A common stock as they may receive higher proceeds from the sale of their SRAC Class A common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. SRAC cannot assure you that you will be able to sell your shares of SRAC Class A common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the SRAC Class A common stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of SRAC Class A common stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of SRAC following the Business Combination, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not approved and we do not consummate a “business combination” (as defined in SRAC’s existing charter) by August 13, 2021 or the extension date, as applicable, we will be required to dissolve and liquidate our Trust Account by returning the then-remaining funds in such account to the public stockholders and our warrants will expire worthless.

Appraisal Rights

Appraisal rights are not available to holders of shares of SRAC Class A common stock or SRAC Class B common stock in connection with the Business Combination.

Proxy Solicitation Costs

SRAC is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. SRAC and its directors, officers and employees may also solicit proxies in person. SRAC will file with the SEC all scripts and other electronic communications as proxy soliciting materials. SRAC will bear the cost of the solicitation.

SRAC has hired Morrow to assist in the proxy solicitation process. SRAC will pay that firm a fee of $22,500, plus costs and expenses. SRAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. SRAC will reimburse them for their reasonable expenses.

THE BUSINESS COMBINATION AND THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement and the Business Combination. A copy of the Merger Agreement (including the amendments executed on March 5, 2021, April 6, 2021 and June 29, 2021) is attached as Annex A to this proxy statement/consent solicitation statement/prospectus and is incorporated by reference. The Merger Agreement has been attached to this proxy statement/consent solicitation statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about SRAC, Momentus, First Merger Sub or Second Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Mergers and the terms and conditions of the Merger Agreement. In the event of any discrepancy between the following summary and the terms of the Merger Agreement, the Merger Agreement will control. Capitalized terms not otherwise defined herein have the definition given to them in the Merger Agreement.

SRAC is asking its stockholders to approve and adopt the Merger Agreement and the transactions contemplated thereby. SRAC stockholders should read carefully this proxy statement/consent solicitation statement/prospectus in its entirety for more detailed information concerning the Merger Agreement. Please see the subsection titled “The Merger Agreement” below for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Because SRAC is holding a Special Meeting of stockholders to vote on the Business Combination, SRAC may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the shares of SRAC Class A common stock and SRAC Class B common stock that are voted at the Special Meeting, voting as a single class.

The Merger Agreement

Structure

Under the Merger Agreement: (a) First Merger Sub will merge with and into Momentus (the “First Merger”), with Momentus being the surviving corporation of the First Merger (such company, in its capacity as the surviving corporation of the First Merger, the “Surviving Corporation”) and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving company of the Second Merger. The transactions set forth in the Merger Agreement, including the Mergers, will constitute a “Business Combination” as contemplated by SRAC’s existing charter.

Completion and Effectiveness of the Mergers

The Mergers will be completed as promptly as practicable (but no later than the third business day) after all of the conditions to the obligations of the parties to consummate the Mergers are satisfied or waived, including the requisite approval of the stockholders of SRAC and Momentus, or at such other time as the parties agree, unless earlier terminated in accordance with the terms of the Merger Agreement. For a more complete description of the conditions that must be satisfied prior to the Closing, see the section titled “— Conditions to the Completion of the Mergers” on page 112. For more information on termination rights, see the section titled “— Termination” on page 124. The Mergers are anticipated to occur after the Special Meeting, which is further described on page 104. As of the date of this proxy statement/consent solicitation statement/prospectus, the parties expect that the Business Combination, including the Mergers, will be consummated during the third quarter of 2021. However, there can be no assurance as to when or if the Mergers will occur.

Merger Consideration

The aggregate merger consideration payable to the stockholders of Momentus will be paid in shares of newly issued Combined Company Class A common stock (or securities exercisable for Combined Company Class A common stock) having a value equal to $566,600,000, minus (ii) Momentus’ indebtedness for borrowed money as of the Closing, plus (iii) Momentus’ cash and cash equivalents (excluding restricted cash as determined in accordance with GAAP, any cash being held on behalf of Momentus’ customers and any security deposit for leases) as of the Closing, plus (iv) the aggregate cash exercise price of all Momentus warrants and options that are outstanding and in the money as of immediately prior to the Closing (the “Merger Consideration”). The Combined Company Class A common stock issued (or reserved for issuance upon exercise of options or warrants) to holders of Momentus equity will be based on a deemed value of $10.00 per share.

No fractional shares of Combined Company Class A common stock will be issued. In lieu of the issuance of any such fractional shares, SRAC has agreed to pay to each former holder of Momentus equity interests eligible to receive a portion of the Merger Consideration who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of: (a) the amount of the fractional share interest in SRAC Class A common stock to which such holder would otherwise have been entitled, multiplied by (b) $10.00.

Treatment of Momentus Equity Interests

Capital Stock

In connection with the Mergers, each share of Momentus capital stock (subject to limited exceptions) will be cancelled and automatically deemed for all purposes to represent the right to receive a portion of the Merger Consideration in accordance with Momentus’ organizational documents.

Warrants

Under the terms of the Merger Agreement, each Momentus warrant that is outstanding and unexercised immediately prior to the Effective Time will automatically be converted into a warrant to acquire an adjusted number of shares of SRAC Class A common stock at an adjusted exercise price per share, as described below (each such resulting warrant, an “Assumed Warrant”). Each Assumed Warrant will be subject to the same terms and conditions as were applicable to such corresponding warrant in Momentus immediately prior to the Effective Time (including applicable vesting conditions), except to the extent such terms or conditions are rendered inoperative by the Mergers or such other immaterial administrative or ministerial changes as the parties to the Merger Agreement may determine are appropriate to effectuate the administration of the Assumed Warrants. The number of shares of SRAC Class A common stock subject to each Assumed Warrant shall be determined by multiplying the number of shares of Company Stock that are subject to the warrant by the Per Share Company Stock Consideration and rounding the resulting number down to the nearest whole number of shares of SRAC Class A common stock; and (c) the per share exercise price for the SRAC Class A common stock issuable upon exercise of such warrant shall be determined by dividing the per share exercise price for the shares of Company Stock subject to the Assumed Warrant, as in effect immediately prior to the Effective Time, by the Per Share Company Stock Consideration, and rounding the resulting exercise price up to the nearest whole cent.

Vested and Unvested Options

Under the terms of the Merger Agreement, each Momentus option (whether vested or unvested) (other than any non-plan option, which will be handled as set forth below under “Non-Plan Option,” below) that is outstanding and unexercised immediately prior to the Effective Time will automatically be assumed by SRAC and converted into an option to acquire an adjusted number of shares of SRAC Class A common stock at an adjusted exercise price per share, determined in the manner described below (each such resulting option, a “Rollover Option”). Each Rollover Option will be subject to the same terms and conditions as were applicable to such corresponding Company Option immediately prior to the Effective Time (including applicable vesting conditions), except to the extent such terms or conditions are rendered inoperative by the transactions contemplated by the Merger Agreement or such other immaterial administrative or ministerial changes as the parties to the Merger Agreement may determine are appropriate to effectuate the administration of the Rollover Options.

The number of shares of SRAC Class A common stock subject to each Rollover Option shall be determined by multiplying the number of shares of Company Stock subject to the corresponding Company Option by the Per Share Company Stock Consideration and rounding the resulting number down to the nearest whole number of shares of SRAC Class A common stock. The per share exercise price for the SRAC Class A common stock issuable upon exercise of such Rollover Option shall be determined by dividing the per share exercise price for the shares of Company Stock subject to the Company Option, as in effect immediately prior to the Effective Time, by the Per Share Company Stock Consideration, and rounding the resulting exercise price up to the nearest whole cent. Notwithstanding the foregoing, the conversions described under the Merger Agreement shall occur in a manner consistent with the requirements of

Section 409A of the Code and, in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of SRAC Class A common stock purchasable pursuant to such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code.

Non-Plan Options

Under the terms of the Merger Agreement, each Momentus non-plan option that was granted prior to Closing and is outstanding and unexercised immediately prior to the Effective Time shall be automatically cancelled for no consideration.

Restricted Stock

Under the terms of the Merger Agreement, each award of Momentus restricted stock that is outstanding and unvested immediately prior to the Effective Time shall automatically be assumed by SRAC and converted into an award of restricted stock with respect to an adjusted number of shares of SRAC Class A common stock (the “Rollover Restricted Stock”) determined by multiplying the number of shares of Company Restricted Stock subject to such award by the Per Share Company Stock Consideration and rounding the resulting number down to the nearest whole number of shares of SRAC Class A common stock. Each share of Rollover Restricted Stock shall be subject to the same terms and conditions as were applicable to such corresponding share of Momentus Restricted Stock immediately prior to the Effective Time (including applicable vesting conditions), except to the extent such terms or conditions are rendered inoperative by the transactions contemplated by the Merger Agreement or such other immaterial administrative or ministerial changes as the parties to the Merger Agreement may determine are appropriate to effectuate the administration of the Rollover Restricted Stock.

SAFEs

Under the terms of the Merger Agreement, each SAFE note that is outstanding will be automatically converted into the right to receive the aggregate Per Share Company Stock Consideration payable in accordance with the terms of such applicable SAFE note in connection with the transactions contemplated by the Merger Agreement. Each SAFE note so converted shall immediately thereafter terminate in accordance with its terms.

Ownership after the Closing

It is anticipated that, upon completion of the Transactions, depending on the number of SRAC Share Redemptions and subject to the assumptions set forth below, the concentration of ownership of the issued and outstanding capital stock of the Combined Company will be as follows:

	Ownership Percentage
Beneficial Owners	No Redemption Scenario	Maximum Redemption Scenario
SRAC’s existing public stockholders (collectively, but excluding any shares issued to such persons in connection with the PIPE Investment)	20.9%	17.6%
Sponsor and its affiliate, SRAC Partners	7.3%	7.6%
Momentus’ existing securityholders	60.2%	62.7%
PIPE Investors (excluding SRAC Partners) (collectively, but excluding any public shares held by such persons)	11.5%	12.0%

The foregoing illustrative ownership percentages of the Combined Company (a) include the 1,437,500 shares of SRAC Class A common stock representing the Sponsor Earnout Shares and (b) assume (1) (x) in the case of the no redemption scenario, no public shares are elected to be redeemed by SRAC stockholders and (y) in the case of the maximum redemption scenario, all but 13,957,646 public shares are elected to be redeemed by SRAC stockholders, (2) the issuance of 11,000,000 shares of Combined Company Class A common stock to the PIPE Investors in the PIPE Investment, for aggregate gross proceeds of $110,000,000, (3) that the amount of Momentus’ cash and cash equivalents (excluding restricted cash as determined in accordance with GAAP, any cash being held on behalf of Momentus’ customers and any security deposit for leases) as of the Closing will be equal to $13,000,000, (4) that the amount of Momentus’ indebtedness as of the Closing will be equal to $26,500,000, (5) the consummation of the transactions contemplated by the Sponsor Agreement, on the basis of the assumptions set forth in clause (b) hereof with respect to the PIPE Investment and SRAC Share Redemptions resulting in the surrender (x) in the case of the no redemption scenario, of no shares of

SRAC Class B common stock and (y) in the case of the maximum redemption scenario, of 1,437,500 shares of SRAC Class B common stock, and (6) that immediately after the Closing, the total number of shares of Combined Company Class A common stock outstanding will be equal to (x) in the case of the no redemption scenario, approximately 82,649,589 and (y) in the case of the maximum redemption scenario, approximately 79,357,235.

Conditions to the Completion of the Mergers

The obligations of each party to effect the Mergers are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the Closing, of the following conditions:

•        Momentus must have delivered to SRAC a stockholder action by written consent (the “Stockholder Written Consent”), representing (1) at least a majority of the outstanding voting power of Momentus common stock and preferred stock issued and outstanding (voting as a single class and on an as-converted basis), (2) at least a majority of outstanding shares of Momentus common stock issued and outstanding (voting as a single class) and (3) at least a majority of the shares of Momentus preferred stock issued and outstanding (voting as a single class and on an as-converted basis), adopting and approving the Merger Agreement and the transactions contemplated thereby and constituting the requisite approval under the DGCL, the CCC and Momentus’ organizational documents with respect to the Merger Agreement and the transactions contemplated thereby (the “Requisite Momentus Stockholder Approval”), and such approval shall remain in full force and effect;

•        at the Special Meeting, the SRAC stockholders must have approved: (1) the adoption of the Merger Agreement and approval of the Transactions; (2) the issuance of the number of shares of SRAC Class A common stock to be issued in connection with the First Merger; (3) an increase in the number of authorized shares of SRAC Class A common stock as may be required by the immediately preceding clause; (4) the amendment and restatement of SRAC’s governing documents to be effective from and after the Closing; (5) the adoption and approval of the Equity Incentive Plans (as defined below); (6) the election of the certain persons to the SRAC Board; and (7) any other proposals the parties deem necessary or desirable to consummate the Transactions;

•        SRAC must have at least $5,000,001 of net tangible assets following the SRAC stockholder redemptions;

•        all applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated;

•        no provision of any applicable law prohibiting, enjoining or making illegal the consummation of the Transactions shall be in effect and no temporary, preliminary or permanent order enjoining or making illegal the consummation of the Transactions will be in effect or will be threatened in writing by a Governmental Entity;

•        the shares of SRAC Class A common stock to be issued in connection with the Closing shall have been conditionally approved for listing upon the Closing on Nasdaq, subject only to the requirement to have a sufficient number of round lot holders and official notice of issuance; and

•        the Registration Statement, of which this proxy statement/consent solicitation statement/prospectus forms a part, must be effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC.

For the purpose of the foregoing conditions, “SRAC Material Adverse Effect” means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences that would reasonably be expected to prevent or materially delay the ability of SRAC, First Merger Sub or Second Merger Sub to consummate the Transactions; provided, however, that no change or effect related to any of the following, alone or in combination, will be taken into account in determining whether a SRAC Material Adverse Effect has occurred: (i) changes or proposed changes in applicable Law, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of the Merger Agreement; (ii) changes or proposed changes in GAAP (or any interpretation thereof) after the date of the Merger Agreement; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; or (iv) earthquakes, hurricanes, tornados, pandemics (including COVID-19) or other natural or man-made disasters.

In addition, the obligation of Momentus to complete the Mergers is further subject to the satisfaction or waiver of the following conditions:

•        The fundamental representations and warranties of SRAC (i.e., representations related to organization and qualification, subsidiaries, capitalization, authority relative to the Merger Agreement, business activities and SRAC’s trust account) must have been true and correct in all material respects (without giving effect to any limitation as to “materiality” or “SRAC Material Adverse Effect,” as defined below, or any similar limitation contained therein) as of the date of the Merger Agreement and the Closing Date as though made on and as of the date of the Merger Agreement and the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date) and all other representations and warranties of SRAC set forth in the Merger Agreement must have been true and correct (without giving effect to any limitation as to “materiality” or “SRAC Material Adverse Effect” or any similar limitation contained therein) on and as of the date of the Merger Agreement and the Closing Date as though made on and as of the date of the Merger Agreement and the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of SRAC to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a SRAC Material Adverse Effect;

•        SRAC, First Merger Sub and Second Merger Sub must have performed and complied with all agreements and covenants required to be performed or complied with by them under the Merger Agreement on or prior to the Closing Date, in each case in all material respects;

•        SRAC must have delivered to Momentus a certificate signed by an executive officer of SRAC and dated as of the Closing Date, certifying as to the satisfaction of the conditions set forth in the two immediately preceding bullet points;

•        certain individuals must have resigned from their positions and offices with SRAC;

•        SRAC must have delivered, or stand ready to deliver, to Momentus all of the certificates, instruments, contracts and other documents specified to be delivered by SRAC pursuant to the Merger Agreement, duly executed by SRAC, First Merger Sub and Second Merger Sub, as applicable, and there shall have been no material amendment, material modification or termination of the Sponsor Agreement (except as permitted pursuant to the Merger Agreement);

•        SRAC must have made appropriate arrangements to have the cash available in the Trust Account, less any amounts required to satisfy stockholder redemptions, available to SRAC for payment of Momentus’ transaction costs and SRAC’s transaction costs at the Closing; and

•        the amount of cash in the Trust Account at the Closing plus the PIPE Investment Amount (and the amount of any alternative financing in respect thereof), minus the aggregate amount of cash proceeds that will be required to satisfy the SRAC stockholder redemptions, must equal or exceed the $250,000,000.

In addition, the obligation of SRAC, First Merger Sub and Second Merger Sub to complete the Mergers is further subject to the satisfaction or waiver of the following conditions:

•        The fundamental representations and warranties of Momentus (i.e., organization and qualification, subsidiaries, capitalization, due authorization, and brokers and third party expenses) must have been true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Momentus Material Adverse Effect,” as defined below, or any similar limitation contained therein) on and as of the date of the Merger Agreement and the Closing Date as though made on and as of the date of the Merger Agreement and the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date); and all other representations and warranties of Momentus set forth in the Merger Agreement must have been true and correct (without giving effect to any limitation as to “materiality” or “Momentus Material Adverse Effect” or any similar limitation contained therein) on and as of the date of the Merger Agreement and the Closing Date as though made on and as of the date of the Merger Agreement and the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date), except where the failure of such representations and warranties of Momentus to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Momentus Material Adverse Effect;

•        Momentus must have performed or complied with all of its agreements and covenants required to be performed or complied with by it under the Merger Agreement on or prior to the Closing Date in all material respects;

•        Since the date of the Merger Agreement, there must not have occurred a Momentus Material Adverse Effect;

•        Momentus must have delivered to SRAC a certificate signed by an executive officer of Momentus and dated as of the Closing Date, certifying as to the satisfaction of the conditions set forth in the three immediately preceding bullet points;

•        certain individuals must have resigned from their positions and offices with Momentus; and

•        Momentus must have delivered, or stand ready to deliver, to SRAC all of the certificates, instruments, contracts and other documents specified to be delivered by Momentus pursuant to the Merger Agreement, duly executed by Momentus.

For purposes of the foregoing conditions, “Momentus Material Adverse Effect” shall means any change, event, development, circumstance, or occurrence, that, individually or when aggregated with other changes, events, developments, circumstances or occurrences: (a) has had a materially adverse effect on the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of Momentus; or (b) is reasonably likely to prevent or materially delay the ability of Momentus to consummate the Transactions; provided, however, that no change, event, occurrence or effect arising out of or related to any of the following, alone or in combination, will be taken into account in determining whether a Momentus Material Adverse Effect has occurred pursuant to the foregoing clause (a): (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics (including COVID-19) or other natural or man-made disasters; (iii) the taking of any action required by the Merger Agreement or changes attributable to the public announcement or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or governmental entities); (iv) changes or proposed changes in applicable Law, regulations or interpretations thereof or decisions by courts or any governmental entity after the date of the Merger Agreement; (v) changes or proposed changes in GAAP (or any interpretation thereof) after the date of the Merger Agreement; (vi) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which Momentus operates including changes in interest rates; (viii) any failure to meet any projections, forecasts, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that any change, event, development, circumstance or occurrence underlying such failure has resulted in a Momentus Material Adverse Effect; (ix) any launch failure, crash, fatality, launch or flight delay, launch or flight cancellation; and (x) any actions required to be taken, or required not to be taken, pursuant to the terms of the Merger Agreement; provided, however, that if a change or effect related to clauses (i), (ii) and (iv) through (vii) disproportionately adversely affects Momentus, compared to other businesses operating in the same industry and geographies as Momentus, then such disproportionate impact may be taken into account in determining whether a Momentus Material Adverse Effect has occurred.

Representations and Warranties

The Merger Agreement contains representations and warranties that SRAC, First Merger Sub and Second Merger Sub, on the one hand, and Momentus, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if such statements made in the representations and warranties prove to be incorrect. In addition, certain of the assertions made in the representations and warranties are qualified by the information in confidential disclosure letters exchanged by the parties in connection with the execution of the Merger Agreement. While SRAC and Momentus do not believe that these disclosure letters contain information required to be publicly disclosed under applicable securities laws, other than information that has already been so disclosed, the disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about SRAC, First Merger Sub, Second Merger Sub, Momentus or any other matter, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between SRAC, First Merger Sub and Second Merger Sub on the one hand, and Momentus on the other hand, and are modified by the disclosure letters.

Momentus has made representations and warranties in the Merger Agreement relating to the following matters:

•        Organization and Qualification

•        Momentus Subsidiaries

•        Capitalization

•        Due Authorization

•        No Conflict; Governmental Consents and Filings

•        Legal Compliance; Permits

•        Financial Statements

•        No Undisclosed Liabilities

•        Absence of Certain Changes or Events

•        Litigation

•        Momentus Benefit Plans

•        Labor Relations

•        Real Property; Tangible Property

•        Taxes

•        Environmental Matters

•        Brokers; Third Party Expenses

•        Intellectual Property

•        Privacy

•        Agreements, Contracts and Commitments

•        Insurance

•        Affiliate Matters

•        Certain Provided Information

•        Indebtedness

•        Absence of Certain Business Practices

•        CFIUS

•        Product Liability

•        Required Vote

•        Disclaimer of Other Warranties

SRAC, First Merger Sub and Second Merger Sub have made representations and warranties in the Merger Agreement relating to the following matters:

•        Organization and Qualification

•        SRAC Subsidiaries

•        Capitalization

•        Authority Relative to the Merger Agreement

•        No Conflict; Required Filings and Consents

•        Compliance; Permits

•        SRAC SEC Reports; Financial Statements; No Undisclosed Liabilities

•        Absence of Certain Changes or Events

•        Litigation

•        Business Activities

•        SRAC Material Contracts

•        SRAC Listing

•        PIPE Investment Amount

•        Trust Account

•        Taxes

•        Information Supplied

•        Board Approval; Stockholder Vote

•        Brokers

•        Indebtedness

•         Sponsor Agreement

•        Investment Company Act; JOBS Act

•        SRAC Stockholders

•         Disclaimer of Other Warranties

No Survival

The Merger Agreement provides that none of the representations and warranties of SRAC, Momentus, First Merger Sub and Second Merger Sub contained in the Merger Agreement or any certificate or instrument delivered pursuant to the Merger Agreement will survive the Closing, and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto will terminate at the Closing. Notwithstanding the foregoing, the covenants and agreements that by their terms survive the Closing will survive the Closing and nothing in the Merger Agreement will relieve any party from liability for any intentional breach of the Merger Agreement or actual fraud.

Non-Solicitation

Pursuant to the Merger Agreement, both SRAC and Momentus have agreed not to, and have agreed to cause each of their respective directors, officers and employees not to, and have agreed to instruct and use their respective reasonable best efforts to cause their other Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage, knowingly facilitate or cooperate with any inquiries regarding, or the submission or announcement by any person of, any proposal or offer that constitutes or would reasonably be expected to lead to any SRAC Acquisition Proposal or Momentus Acquisition Proposal (each as defined below), as applicable; (ii) furnish any information regarding itself or any of its subsidiaries in connection with, for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, a SRAC Acquisition Proposal or Momentus Acquisition Proposal, as applicable; (iii) engage in or otherwise participating in any discussions or negotiations with any person with respect to any SRAC Acquisition Proposal or Momentus Acquisition Proposal, as applicable, or any inquiry, proposal or offer that would reasonably be expected to lead to any SRAC Acquisition Proposal or Momentus Acquisition Proposal, as applicable; or (iv) approve, adopt, endorse, recommend or enter into, or propose to approve, adopt, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to any SRAC Acquisition Proposal or Momentus Acquisition Proposal, as applicable.

Pursuant to the terms of the Merger Agreement, each of SRAC and Momentus agreed to, and have agreed to cause each of their respective affiliates and its and their respective directors, officers and employees, and have agreed to instruct and use reasonable best efforts to cause their respective other Representatives to immediately (as of the date of the Merger Agreement) cease any existing solicitation of, or discussions or negotiations with, any person relating to any SRAC Acquisition Proposal or Momentus Acquisition Proposal, as applicable, promptly following the date of the Merger Agreement.

If SRAC or Momentus receives an acquisition proposal or any inquiry or request for information with respect to an acquisition proposal or that is reasonably likely to lead to an acquisition proposal, then such party will promptly (and in no event later than 48 hours after its receipt of such acquisition proposal or request) notify the other party in writing of such acquisition proposal or request (including, unless expressly prohibited by a confidentiality agreement in effect as of the date of the Merger Agreement, the identity of the person making or submitting such request or acquisition proposal and the material terms and conditions thereof).

“SRAC Acquisition Proposal” means any inquiry, proposal or offer contemplating or otherwise relating to any “initial business combination” as defined in the final IPO prospectus of SRAC on file with the SEC (other than with Momentus and its affiliates).

“Momentus Acquisition Proposal” means any inquiry, indication of interest, proposal or offer (other than an offer, indication of interest or proposal made or submitted by or on behalf of SRAC or any of its Affiliates) contemplating or otherwise relating to any Momentus Acquisition Transaction.

“Momentus Acquisition Transaction” means any transaction or series of related transactions (other than the Transactions) involving, directly or indirectly:

•        any merger, consolidation, amalgamation, share exchange, business combination, joint venture, reorganization or other similar transaction involving Momentus;

•        any transaction (i) in which any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 25% or more of the outstanding voting power of Momentus; or (ii) in which Momentus issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 25% or more of the outstanding voting power of Momentus (after giving effect to such transaction);

•        any sale, exchange, transfer, acquisition or disposition of 25% or more of the assets of Momentus or of any business or businesses that constitute or account for 25% or more of the revenues or income of Momentus;

•        any or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquiring beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for such securities) representing 25% or more of the outstanding voting power of the Momentus; or

•        any combination of the foregoing types of transaction if the sum of the percentage of the voting power of Momentus or of the revenues, income or assets of Momentus involved is 25% or more.

SRAC Stockholder Meeting

As promptly as practicable after the Registration Statement, of which this proxy statement/consent solicitation statement/prospectus forms a part, becomes effective, SRAC will cause a special meeting of its stockholders to be duly called and held as soon as reasonably practicable for the purpose of obtaining the requisite SRAC stockholder approval and SRAC will use its reasonable best efforts to obtain the requisite SRAC stockholder approval at the special meeting. SRAC will be entitled to postpone or adjourn the special meeting only: (i) to ensure that any supplement or amendment to this proxy statement/consent solicitation statement/prospectus that the SRAC Board has reasonably determined in good faith after consultation with SRAC’s outside legal counsel is required by applicable law is disclosed to SRAC’s stockholders and for such supplement or amendment to be promptly disseminated to SRAC’s stockholders prior to the special meeting; (ii) if, as of the time for which the special meeting is originally scheduled (as set forth in this proxy statement/consent solicitation statement/prospectus), there are insufficient SRAC shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the special meeting; or (iii) in order to solicit additional proxies from stockholders for purposes of obtaining the requisite SRAC stockholder approval; provided, that (A) in the event of a postponement or adjournment pursuant to clauses (i), (ii) or (iii) above, the special meeting shall be reconvened as promptly as practicable and in any event no later than five business days after the date that such matters are resolved and (B) in no event shall the special meeting be held later than three business days prior to April 7, 2021.

SRAC has agreed that this proxy statement/consent solicitation statement/prospectus will include a statement to the effect that the SRAC Board unanimously recommends that SRAC’s stockholders vote to approve the plan of merger set forth in the Merger Agreement (such recommendation of the SRAC Board being referred to as the “SRAC Recommendation”). Neither the SRAC Board nor any committee thereof will (i) withdraw, modify, amend or qualify (or publicly propose to withdraw, modify, amend or qualify) the SRAC Recommendation, (ii) approve, recommend or declare advisable any SRAC Acquisition Proposal or (iii) take certain specified actions in support of a SRAC Acquisition Transaction, and unless the Merger Agreement has been earlier validly terminated in accordance with its terms, the SRAC stockholder matters shall be submitted to SRAC’s stockholders at the special meeting for the purpose of obtaining the requisite SRAC stockholder approval and nothing contained in the Merger Agreement shall be deemed to relieve SRAC of such obligation (with such actions constituting a “SRAC Change in Recommendation”).

Momentus Stockholder Action by Written Consent

As promptly as practicable after the Registration Statement becomes effective, Momentus will solicit the Requisite Momentus Stockholder Approval via written consent in accordance with Section 228 of the DGCL and Momentus’ governing documents. Momentus will use reasonable best efforts to cause the Written Consent Parties to duly execute and deliver stockholder written consents in accordance with Section 228 of the DGCL and Momentus’ governing documents within three business days of the Registration Statement becoming effective. As promptly as practicable following the execution and delivery of such stockholder written consents to Momentus, Momentus shall deliver to SRAC a copy of such consents. If any Written Consent Party fails to deliver its stockholder written consent to Momentus within three business days of the Registration Statement becoming effective, SRAC shall have the right to terminate the Merger Agreement. Momentus agreed that this proxy statement/consent solicitation statement/prospectus will include a statement to the effect that the Momentus Board unanimously recommends that the Merger Agreement be adopted by the Momentus stockholder (the “Momentus Recommendation”). Neither the board of directors of Momentus nor any committee thereof will (i) withdraw, modify, amend or qualify (or publicly propose to withdraw, modify, amend or qualify) the Momentus Recommendation, (ii) approve, recommend or declare advisable any Momentus Acquisition Proposal or (iii) take certain specified actions in support of a Momentus Acquisition Transaction, and unless the Merger Agreement has been earlier validly terminated in accordance its terms, Momentus shall solicit the Requisite Momentus Stockholder Approval in accordance with the Merger Agreement, including using reasonable best efforts to cause all Momentus stockholders to duly execute and deliver the stockholder written consent, and nothing contained in the Merger Agreement shall be deemed to relieve Momentus of such obligation (such actions constituting a “Momentus Change in Recommendation”).

Momentus Appraisal/Dissenters’ Rights

Momentus stockholders are entitled to assert statutory appraisal/dissenters’ rights in connection with the Mergers pursuant to Section 262 of the DGCL or Chapter 13 of the CCC with respect to their shares of Momentus capital stock. For more information on these appraisal and dissenters’ rights, see the section titled “Additional Information — Appraisal Rights” beginning on page 286 of this proxy statement/consent solicitation statement/prospectus.

Covenants

Operation of Business Pending the Merger

During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Closing, except as set forth in the Merger Agreement and in the SRAC Disclosure Letter, as required by applicable law or unless Momentus consents in writing, SRAC has agreed to carry on its business in the ordinary course consistent with past practice, and will not:

•        declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (or warrant) or split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

•        other than in connection with SRAC Share Redemption or as otherwise required by SRAC’s governing documents, purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of SRAC or any of its subsidiaries;

•        other than as set forth in the Subscription Agreements, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

•        amend its charter documents or form or establish any subsidiary (other than First Merger Sub and Second Merger Sub);

•        (i) merge, consolidate or combine with any person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

•        incur any indebtedness or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of SRAC, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business consistent with past practice; provided, however, that SRAC shall be permitted to incur indebtedness (which shall constitute SRAC transaction costs) from its affiliates and stockholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of SRAC in due course on arm’s-length terms and conditions and repayable at the Closing and in any event in an aggregate amount not to exceed $200,000;

•        release, assign, compromise, settle or agree to settle any legal proceeding material to SRAC;

•        except as required by GAAP or applicable law, make any change in accounting methods, principles or practices;

•        (i) make, change or rescind any income or other material tax election (other than in the ordinary course for a newly formed entity) (ii) settle or compromise any tax claim; (iii) change (or request to change) any method of accounting for tax purposes (other than in the ordinary course for a newly formed entity); (iv) file any amended tax return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of taxes may be issued (other than any extension pursuant to an extension to file any tax return); (vi) knowingly surrender any claim for a refund of taxes; or (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar law) with any governmental entity;

•        create any material liens on any material property or assets of SRAC, First Merger Sub or Second Merger Sub;

•        liquidate, dissolve, reorganize or otherwise wind up the business or operations of SRAC, First Merger Sub or Second Merger Sub;

•        commence, settle or compromise any legal proceeding that would reasonably be expected to be material to SRAC, First Merger Sub or Second Merger Sub;

•        enter into any new line of business;

•        amend the Trust Agreement or any other agreement related to the Trust Account;

•        pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners or stockholders, other than payments or distributions relating to obligations in respect of arm’s-length commercial transactions pursuant to certain agreements; or commitments (or proposed agreements or commitments to be entered into prior to the Closing) set forth on the SRAC Disclosure Letter; or

•        agree in writing or otherwise agree, commit or resolve to take any of the actions described above.

During the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Closing, except as set forth in the Merger Agreement and in the Momentus Disclosure Letter, as required by applicable law or unless SRAC consents in writing, Momentus will (A) carry on its business in the ordinary course consistent with past practice (including recent past practice in light of COVID-19 and provided that any commercially reasonable action taken, or omitted to be taken, that relates to, or arises out of, COVID-19 shall be deemed to be in the ordinary course of business), and (B) use commercially reasonable efforts to maintain its goodwill and relationships with customer, suppliers, employees and other material business relations and will not:

•        except as otherwise required by any existing Momentus benefit plan, the Merger Agreement or applicable law: (i) increase or grant any increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus to, any current or former employee, officer, director, independent contractor or other individual service provider of Momentus whose annual base salary (or annual base wages or annual fees) would exceed $300,000 after any increase; (ii) grant, pay or increase any severance, change in control, deferred compensation, retention, equity or equity-based or other similar payment or benefit to any current or former employee, officer, director, independent contractor or other individual service provider of Momentus (other than retention bonuses to current employees of Momentus in the ordinary course of business); (iii) enter into, commence participation in, adopt, establish, modify, amend or terminate any Momentus benefit plan or any compensation or benefit plan, policy, program, agreement, trust or arrangement that would have constituted a Momentus benefit plan if it had been in effect on the date of the Merger Agreement (other than annual renewal of group health and welfare plans in the ordinary course of business consistent with past practice that does not result in a material increase in cost to Momentus; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Momentus benefit plan or otherwise; or (v) make employment offers, hire or terminate (other than for cause) any employee or any other individual who is providing or will provide services to Momentus, other than any employment offers, hires or terminations of employees with an annual base salary of less than $200,000 in the ordinary course of business consistent with past practice (provided, however, Momentus may make commitments (but not grants) to offer any equity or equity-based compensation awards in the ordinary course of business in an amount not in excess of 5%, individually, or 25%, in the aggregate, from each of the Equity Incentive Plan or employee stock purchase plan);

•        transfer, sell, assign, license, sublicense, encumber, impair, abandon, permit to lapse or expire, dedicate to the public, cancel, subject to any Lien, fail to diligently maintain, or otherwise dispose of any right, title or interest of Momentus in any owned or licensed intellectual property, other than non-exclusive licenses to any owned intellectual property granted by Momentus to customers in the ordinary course of business;

•         (i) make, declare, set aside, establish a record date for or pay any dividends on or make any other distributions (whether in cash, stock, or property) to Momentus stockholders in their capacity as stockholders; (ii) effect any recapitalization, reclassification, split or other change in its capitalization; (iii) except in connection with the exercise of any Momentus option or Momentus warrant outstanding as of the date of the Merger Agreement in accordance with Section 6.1(a) of the Merger Agreement, authorize for issuance, issue, sell, transfer pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit (“RSU”), stock appreciation right or other commitment for the issuance of shares of its capital stock, or adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any shares of its capital stock or other equity interests or securities of Momentus; or (iv) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests, except for: (A) the acquisition by Momentus of any shares of capital stock, membership interests or other equity interests of Momentus issued and outstanding as of the date hereof in connection with the forfeiture or cancellation of such equity interests; and (B) purchases or redemptions pursuant to exercises of Momentus options issued and outstanding as of the date of the Merger Agreement or the withholding of shares to satisfy net settlement or Tax obligations with respect to equity awards in accordance with the terms of such equity awards;

•        amend its charter documents, or form or establish any subsidiary;

•        (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

•        sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, any assets or properties, other than (i) non-exclusive licenses to any owned intellectual property granted by Momentus to customers in the ordinary course of business or (ii) any sale, lease or disposition of tangible assets or properties in the ordinary course of business consistent with past practice;

•        disclose any trade secrets (other than in the ordinary course of business subject to appropriate written obligations with respect to confidentiality, non-use and non-disclosure) or any source code to any person;

•        (i) issue or sell any debt securities or rights to acquire any debt securities of any of Momentus or guarantee any debt securities of another person; (ii) make, incur, create or assume any indebtedness, loans, advances or capital contributions to, or investments in, or guarantee any indebtedness of, any person, except for loans, advances or capital contributions pursuant to and in accordance with the terms of agreements or legal obligations existing as of the date of the Merger Agreement; (iii) create any material liens on any material property or assets of any of Momentus in connection with any indebtedness thereof (other than permitted liens); (iv) fail to comply with the terms of the Existing Credit Agreement or take any action, or omit to take any action, that would constitute or result in a default or event of default under the Existing Credit Agreement; (v) cancel or forgive any indebtedness owed to Momentus; or (vi) make, incur or commit to make or incur any capital expenditures, other than in the ordinary course of business consistent with past practice;

•        commence, release, assign, compromise, settle or agree to settle any legal proceeding (i) material to Momentus or properties or assets, (ii) which would subject Momentus to any non-monetary obligation or (iii) involving monetary obligations of Momentus in excess of $100,000;

•        (i) except in the ordinary course of business consistent with past practices: (A) modify, amend or terminate in a manner that is adverse to Momentus, any Momentus material contract; (B) enter into any contract that would have been a Momentus material contract had it been entered into prior to the date of the Merger Agreement; (C) waive, delay the exercise of, release or assign any material rights or claims under any Momentus material contract; or (D) incur or enter into a contract requiring Momentus to pay in excess of $150,000 in any 12-month period; or (ii) modify or amend any material term under the Existing Credit Agreement, terminate or allow the termination of the Existing Credit Agreement or any commitments thereunder;

•        except as required by GAAP or applicable law, make any material change in accounting methods, principles or practices;

•        (i) make, change or rescind any income or other material tax election; (ii) settle or compromise any tax claim; (iii) change (or request to change) any method of accounting for tax purposes; (iv) file any amended tax return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of taxes may be issued; (vi) knowingly surrender any claim for a refund of taxes; (vii) fail to pay any income or other material tax that becomes due and payable (including estimated payments); (viii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar law) with any governmental entity; (ix) incur any taxes outside of the ordinary course of business or (x) file any income or other material tax return inconsistent with past practice;

•        authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution, reorganization or winding-up of Momentus;

•        enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders, insiders or other affiliates, other than payments or distributions relating to obligations in respect of arm’s-length commercial transactions pursuant to certain agreements;

•        enter into (i) a new line of business or (ii) any agreement that materially restricts the ability of Momentus to engage or compete in, or enter into, any line of business;

•        implement any layoffs, furloughs or hours reduction with respect to any employee or individual service providers of Momentus, or plant closings, or similar events that individually or in the aggregate would give rise to any obligations or liabilities on the part of Momentus under WARN or any similar state or local “mass layoff” or “plant closing” law;

•        voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Momentus and its assets and properties;

•        except as required by law, (i) recognize any labor union, works council, or other labor organization as the bargaining representative of any employee or (ii) enter into, modify, or terminate any collective bargaining agreement or other contract with a labor union, works council, or other labor organization;

•        apply for or receive any relief under (i) the CARES Act or any other applicable law or governmental program designed to provide relief related to COVID-19 or (ii) any Payroll Tax Executive Order;

•        other than in the ordinary course of business consistent with past practice, intentionally delay or postpone payment of any accounts payable or commissions or any other liability, or enter into any agreement or negotiation with any party to extend the payment date of any accounts payable or commissions or any other liability, or accelerate sales or the collection of (or discount) of any accounts or notes receivable or otherwise change their cash management practices; or

•        agree in writing or otherwise agree, commit or resolve to take any of the actions described above.

Notwithstanding the foregoing, Momentus is permitted to take any commercially reasonable action, including the establishment of any commercially reasonable policy, procedure or protocol, in response to COVID-19 or any law, directive or guidelines issued by any governmental entity related thereto, so long as, in each instance, prior to taking any such action that would violate any of the restrictions listed above, Momentus provides SRAC with advanced notice of such anticipated action and consults with SRAC in good faith with respect to such action.

Certain Other Covenants

The Merger Agreement contains certain other covenants, including covenants related to:

•        SRAC and Momentus creating a communications plan and providing access, subject to certain specified restrictions and conditions, to the other party and its respective representatives reasonable access to SRAC and Momentus’ (as applicable) properties, books records, and personnel;

•        SRAC and Momentus using reasonable best efforts to (i) cause the conditions in the Merger Agreement to be satisfied, (ii) obtain all necessary actions, waivers, consents approvals, orders and authorizations from governmental entities, (iii) obtain all consents, approvals or waivers from third parties required as a result of the Transactions, (iv) terminate certain agreements, (v) defend any suits challenging the Merger Agreement or the consummation of the Transactions and (vi) execute any additional instruments reasonably necessary to consummate the Transactions;

•        Momentus and its controlled affiliates agreeing not to engage in transactions involving securities of SRAC prior to the announcement of the Transactions;

•        Momentus waiving claims to the Trust Account;

•        SRAC and Momentus providing notice to each other of any event, condition or development of which they have knowledge that is reasonably likely to cause any of the conditions to the Closing to not be satisfied or that would require an amendment or supplement to the registration statement of which this proxy statement/consent solicitation statement/prospectus is a part;

•        SRAC using reasonable best efforts to cause the shares of SRAC Class A common stock issued in connection with the Business Combination to be listed on Nasdaq;

•        SRAC using its reasonable best efforts to cause the Trustee to distribute the trust account to certain parties, including: (A) to stockholders who have properly elected to have their SRAC Class A common stock redeemed for cash in accordance with the provisions of SRAC’s governing documents; (B) for income tax or other tax obligations of SRAC prior to Closing; (C) to the underwriters of the initial public offering of SRAC with respect to any deferred underwriting compensation, (D) for any SRAC transaction costs, (E) as repayment of loans and reimbursement of expenses to directors, officers and stockholders of SRAC; and (F) as payment to stockholders as cash in lieu of the issuance of any fractional shares, after which time the Trust Account will terminate;

•        SRAC providing certain rights to exculpation, indemnification and advancement of expenses to current and former directors and officers of Momentus, and Momentus obtaining a “tail” directors’ and officers’ liability insurance policy;

•        SRAC taking commercially reasonable steps to exempt the acquisition or disposition of SRAC Class A common stock from Section 16(a) of the Exchange Act pursuant to Rule 16b-3 thereunder;

•        SRAC agreeing to take all actions necessary to ensure certain individuals are elected and appointed to the board of SRAC, as discussed below;

•        Momentus terminating, or causing the termination of, certain contracts, without any outstanding liabilities to the Surviving Entity;

•        Momentus delivering to SRAC an executed copy of a payoff letter with respect to the Existing Credit Agreement (which facility has since already been terminated and repaid in advance of the Closing);

•        SRAC on one hand, and the Momentus stockholders on the other, along with their respective affiliates and representatives, releasing the other parties from disputes, claims and losses, except as otherwise contemplated by the Merger Agreement;

•        SRAC using commercially reasonable efforts to take all actions and do all things necessary to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, SRAC giving Momentus written notice of certain events related to the Subscription Agreements and the commitments thereunder and, in the event that the any portion of the PIPE Investment becomes unavailable on the terms contemplated by the Subscription Agreements, SRAC and Momentus cooperating and using their respective commercially reasonable efforts to obtain alternative financing on terms and conditions no less favorable, in the aggregate, than those in the Subscription Agreements;

•        SRAC causing the Surviving Entity to provide, (A) during the period between the Effective Time and the one (1) year anniversary of the Effective Time (or, if shorter, the period of employment of the relevant employee) (the “Continuation Period”), the employees of Momentus who remain employed immediately after the Effective Time (the “Continuing Employees”) with (i) a base salary or base wage rate (no less favorable than immediately prior to the Effective Time); (ii) an incentive cash compensation; and (iii) employee benefits and (B) the Continuing Employees with credit for purposes of eligibility to participate and vesting under any employee benefit plan, program or arrangement (other than nonqualified deferred compensation, defined benefit pension, retiree or post-termination health or welfare, and equity or equity-based plans, programs or arrangements) established or maintained by the Surviving Entity or any of its Subsidiaries, each of the foregoing in accordance with the terms and condition set forth in the Merger Agreement;

•        SRAC causing the Amended and Restated Combined Company Bylaws to be adopted;

•        SRAC using commercially reasonable efforts to cause each stockholder of SRAC that agreed to become party thereto to execute and deliver the Amended and Restated Registration Rights Agreement and Momentus using commercially reasonable efforts to cause each stockholder of Momentus that agreed to become party thereto to execute and deliver the Amended and Restated Registration Rights Agreement and a Lockup Agreement;

•        Momentus and the board of directors of Momentus taking action necessary to terminate the Equity Incentive Plans of Momentus and cause any Momentus equity awards that are outstanding to be assumed by SRAC (subject to the approval of SRAC stockholders), as provided in the Merger Agreement;

•        SRAC agreeing to not make any amendments or modifications to the Sponsor Agreement;

•        Momentus using reasonable best efforts to deliver to SRAC all instruments of assignment and transfer as may be reasonably requested by SRAC to vest in the Surviving Entity all owned intellectual property of Momentus; and

•        Momentus delivering to SRAC, not later than 30 days from the Merger Agreement, audited financial statements in accordance with the auditing standards of the Public Company Accounting Oversight Board.

Pursuant to the Third Amendment, SRAC agreed to take all actions necessary to ensure that the Combined Company’s board of directors is initially comprised of the following individuals as of Closing:

•        the chief executive officer of Momentus,

•        Chris Hadfield,

•        one individual nominated by SRAC,

•        the Security Director, and

•        such other persons as may be mutually agreed between SRAC and Momentus’ board of directors prior to the Closing

Termination

The Merger Agreement may be terminated at any time prior to the Closing:

•        by mutual written agreement of SRAC and Momentus;

•        by either SRAC or Momentus if the Transactions shall not have been consummated by August 13, 2021 (provided, that the right to terminate the Merger Agreement is not available to any party whose action or failure to act was a principal cause of or resulted in the failure of the Transactions to occur on or before such date);

•        by either SRAC or Momentus if a governmental entity shall have issued an order having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Mergers, which order or other action is final and nonappealable;

•        by Momentus, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement on the part of SRAC, First Merger Sub or Second Merger Sub, or if any representation or warranty of SRAC, First Merger Sub or Second Merger Sub shall have become untrue, in either case such that the conditions to Closing set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by SRAC, First Merger Sub or Second Merger Sub is curable by SRAC, First Merger Sub or Second Merger Sub prior to the Closing, then Momentus must first provide written notice of such breach and may not terminate the Merger Agreement until the earlier of: (i) thirty (30) days after delivery of written notice from Momentus to SRAC of such breach; and (ii) August 13, 2021; provided, further, that each of SRAC, First Merger Sub and Second Merger Sub continues to exercise commercially reasonable efforts to cure such breach (it being understood that Momentus may not terminate the Merger Agreement if: (A) Momentus shall have materially breached the Merger Agreement and such breach has not been cured; or (B) such breach by SRAC, First Merger Sub or Second Merger Sub is cured during such 30-day period);

•        by SRAC, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement on the part of Momentus or if any representation or warranty of Momentus shall have become untrue, in either case such that the conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by Momentus is curable by Momentus prior to the Closing, then SRAC must first provide written notice of such breach and may not terminate the Merger Agreement until the earlier of: (i) thirty (30) days after delivery of written notice from SRAC to Momentus of such breach; and (ii) August 13, 2021; provided, further, that Momentus continues to exercise commercially reasonable efforts to cure such breach (it being understood that SRAC may not terminate the Merger Agreement if: (A) SRAC shall have materially breached the Merger Agreement and such breach has not been cured; or (B) such breach by Momentus is cured during such 30-day period);

•        by either SRAC or Momentus, if, at the SRAC Special Meeting (including any adjournments thereof), the requisite SRAC stockholder approval shall not have been obtained;

•        by SRAC at any time prior to obtaining the requisite Momentus stockholder approval if the board of directors of Momentus shall have made a Momentus Change in Recommendation;

•        by Momentus at any time prior to obtaining the Requisite SRAC Stockholder Approval if the board of directors of SRAC shall have made a SRAC Change in Recommendation;

•        by SRAC, in the event of a Written Consent Failure; or

•        by Momentus, if (i) the amount of cash in the Trust Account plus the PIPE Investment Amount (and the amount of any alternative financing in respect thereof) minus the aggregate amount of cash proceeds that will be required to satisfy SRAC Share Redemptions is incapable of equaling or exceeding $250,000,000 and (ii) a period of ten (10) business days has elapsed since such circumstances exist and, at the end of such period, such circumstances continue to exist (after giving effect to any alternative financing).

Termination of the Merger Agreement will be effective immediately upon the delivery of written notice of the terminating party to the other parties.

Expense Reimbursement and Indemnification

Pursuant to the Third Amendment, Momentus agreed to reimburse certain third party expenses of SRAC as follows: (i) upon execution of the Third Amendment, Momentus paid $1.3 million to SRAC as reimbursement for a portion of SRAC’s legal fees and expenses incurred in connection with the Business Combination, (ii) each of Momentus and SRAC agreed to deposit $0.3 million into an escrow account to pay a portion of SRAC’s legal fees and expenses incurred after the date of the Third Amendment, and (iii) Momentus agreed to pay or reimburse SRAC for 50% of all out-of-pocket fees, costs and expenses of SRAC incurred with respect to the Business Combination after the date of the Third Amendment up to an aggregate of $1.5 million.

In addition, in the event the Closing does not occur for any reason, Momentus agreed to indemnify SRAC, Sponsor and their respective directors and officers with respect to any untrue statement of a material fact contained in (or omission from) the Registration Statement of which this proxy statement/consent solicitation statement/prospectus is a part, which statement was provided by Momentus or its representatives, subject to certain exceptions.

Recent Developments Relating to Momentus

National Security Agreement

In February 2021, Momentus and its co-founder Mikhail Kokorich, with support from Stable Road, submitted a joint notice to CFIUS for review of the historical acquisitions of interests in Momentus by Mr. Kokorich, his wife, and entities that they control in response to concerns of the U.S. Department of Defense (“DoD”) regarding Momentus’ foreign ownership and control. On June 8, 2021, CFIUS’ review of the joint notice relating to historical acquisitions of interests in Momentus by Mr. Kokorich, his wife, and entities that they control concluded when the Company entered into a National Security Agreement with Mr. Kokorich, on behalf of himself and Nortrone Finance S.A. (an entity controlled by Mr. Kokorich), Lev Khasis and Olga Khasis, each in their respective individual capacities and on behalf of Brainyspace LLC (an entity controlled by Olga Khasis), and the U.S. government, represented by the U.S. Departments of Defense and the Treasury (the “NSA”). In accordance with the NSA, Mr. Kokorich, Nortrone Finance S.A., Lev Khasis and his wife Olga Khasis, and Brainyspace LLC fully divested all the equity interests in Momentus owned or beneficially owned by them by selling such equity interests to Momentus on June 8, 2021. The NSA also establishes various requirements and restrictions on Momentus in order to protect national security, certain of which may materially and adversely affect our operating results due to uncertainty associated with and the cost of compliance with security measures, and limitations on our control over certain U.S. facilities, contracts, personnel, vendor selection and operations. For more information about the NSA, please see the section titled “Information About Momentus — Regulatory — National Security Agreement.”

Co-Founder Divestment

As discussed above, in accordance with the NSA, Mr. Kokorich, Nortrone Finance S.A., Lev Khasis and his wife Olga Khasis, and Brainyspace LLC fully divested all the equity interests in Momentus owned or beneficially owned by them by selling such equity interests to Momentus pursuant to certain Repurchase Agreements entered into with

Momentus, effective as of June 8, 2021. Under the Repurchase Agreements, each of Mr. Kokorich and related entities and Brainyspace LLC sold 100% of their respective equity interests in Momentus in exchange for the right to receive payments, out of funds legally available therefor, an aggregate of $50,000,000 to Mr. Kokorich, Nortrone Finance S.A. and Brainyspace LLC, on a pro rata basis, as follows: (i) an aggregate of $40,000,000 to be paid out of funds legally available therefor, within10 business days after the earlier of (A) a business combination or capital raising transaction or series of transactions (whether in the form of debt or equity) resulting in cash proceeds of no less than $100,000,000 and (B) the Business Combination (the “First Payment Date”); and (ii) an aggregate of $10,000,000 to be paid out of funds legally available therefor, within 10 business days after a business combination or capital raising transaction or series of transactions (whether in the form of debt or equity) resulting in cash proceeds of no less than $250,000,000 (determined without any reduction for the $100,000,000 previously received in respect of the First Payment Date). Upon completion of the Business Combination, it is expected that the Combined Company will pay, out of funds legally available therefor, an aggregate of $50 million to Mr. Kokorich, Nortrone Finance S.A. and Brainyspace LLC within 10 days following the completion of the Business Combination. Such $50 million payment would come from proceeds of the PIPE Investment (as described below) and the SRAC Trust Account that will be released upon the closing of the Business Combination, and therefore will reduce the proceeds that will available to the Combined Company to fund its operations and capital expenditures going forward.

See “Risk Factors — Risks Related to the Business and Industry of Momentus — Following the completion of the Business Combination, including the PIPE Investment, we may still require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all” for additional information on the risks we will face with respect to funding our operations following the Business Combination.

SEC Settlement

On July 13, 2021, the SEC announced charges against SRAC, Momentus, and Momentus’s founder and former CEO, Mikhail Kokorich, for misleading claims about Momentus’s technology and about the U.S. government’s national security concerns about Mr. Kokorich. The SEC’s order finds that Momentus and Mr. Kokorich knowingly or recklessly made misrepresentations of material fact and misleading omissions in violation of antifraud provisions of U.S. federal securities laws, and that SRAC negligently made misrepresentations of material fact and misleading omissions in violation of antifraud provisions of U.S. federal securities laws, as well as related reporting and proxy solicitation provisions. The SEC also announced charges against the Sponsor and Brian Kabot, finding that Mr. Kabot negligently violated provisions of U.S. federal securities laws related to proxy solicitations and that Mr. Kabot and the Sponsor caused SRAC’s violation of negligence-based antifraud provisions of the federal securities laws. The SEC’s litigation is proceeding against Mr. Kokorich, against whom the SEC filed a complaint in the U.S. District Court for the District of Columbia. All parties except for Mr. Kokorich have settled with the SEC.

Without admitting or denying the SEC’s findings, Momentus, SRAC, Mr. Kabot, and the Sponsor consented to an order requiring them to cease and desist from future violations (the “Settlement Agreement”). Momentus will pay a civil penalty of $7.0 million, SRAC will pay a civil penalty of $1.0 million, and Mr. Kabot will pay a civil penalty of $40,000. Momentus and SRAC have also agreed to provide PIPE Investors with the right to terminate their Subscription Agreements prior to the stockholder vote to approve the Business Combination; the Sponsor has agreed to relinquish 250,000 founders’ shares it would otherwise have received upon consummation of the Business Combination; and Momentus has agreed to undertakings requiring enhancements to its disclosure controls, including the creation of an independent board committee and retention of an internal compliance consultant for a period of two years.

For more information, see “Information About Momentus — Legal Proceedings,” “Information About SRAC — Legal Proceedings” and “Certain Agreements Related to the Business Combination — PIPE Investment Subscription Agreements.”

Certain Agreements Related to the Business Combination

Support Agreements

Concurrently with the execution of the Merger Agreement, Mikhail Kokorich, PML and an affiliated entity of PML, which collectively held (a) a majority of the outstanding voting power of Momentus stock issued and outstanding as of the date hereof (voting as a single class on an as-converted basis), (b) a majority of the shares of Momentus common stock issued and outstanding as of the date hereof (voting as a single class), and (c) a majority of the shares of Momentus preferred stock issued and outstanding as of the date hereof (voting as a single class and on an as-converted basis) entered into Support Agreements with SRAC pursuant to which, among other things, each Written Consent Party agreed to support the transactions contemplated by the Merger Agreement, including agreeing to execute a written consent constituting the Requisite Momentus Stockholder Approval within three (3) business days of the Registration Statement becoming effective. Mr. Kokorich no longer holds any securities of Momentus.

PIPE Investment Subscription Agreements

On October 7, 2020, SRAC entered into Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase an aggregate of 17,500,000 shares of Combined Company Class A common stock in the PIPE Investment for $10.00 per share. Subsequently, the Subscription Agreement pursuant to which Brainyspace LLC would invest $5.0 million in the PIPE Investment was terminated and, in replacement thereof, Stable Road Capital LLC entered into a Subscription Agreement to invest $3.0 million and Nala Investments LLC entered into a Subscription Agreement to invest $2.0 million in the PIPE Investment.

Pursuant to the SEC’s settled order announced on July 13, 2021 (as described above), Momentus and SRAC agreed to provide the original PIPE Investors with the right to terminate their Subscription Agreements prior to the stockholder vote to approve the proposed Business Combination. Accordingly, Momentus and SRAC provided all PIPE Investors with the option to terminate their Subscription Agreements without any liability or obligation. In total, PIPE Investors representing $118.0 million of the original PIPE Investment terminated their Subscription Agreements. The remaining PIPE Investors elected to continue with their Subscription Agreements, with certain PIPE Investors increasing or decreasing their commitment amounts pursuant to amendments to the Subscription Agreements, with such changes representing a net $5.3 million increase in commitments by such remaining PIPE Investors. In addition, 6 new PIPE Investors entered into Subscription Agreements, representing approximately $47.75 million of new commitments. Affiliates of SRC-NI Holdings, LLC, the sponsor of SRAC, which had committed $15.0 million in the aggregate to the PIPE Investment, reaffirmed their commitment.

In addition, SRAC and Momentus entered into Subscription Agreement Amendments with the remaining PIPE Investors pursuant to which SRAC agreed to issue to each PIPE Investor, at the closing of the PIPE Investment, warrants to purchase one share of Combined Company Class A common stock at a price of $11.50 per share (subject to adjustment as described in the Warrant Agreement) for each share of Combined Company Class A common stock purchased pursuant to such PIPE Investor’s Subscription Agreement. The PIPE Warrants will be issued pursuant to the Warrant Agreement and will have substantially the same provisions as the public warrants issued in connection with SRAC’s initial public offering.

After giving effect to the foregoing, the PIPE Investors have agreed to purchase an aggregate of 11,000,000 shares of Combined Company Class A common stock in the PIPE Investment for $10.00 per share, for aggregate gross proceeds of $110.0 million. In addition, SRAC has agreed to issue to PIPE Investors warrants to purchase 11,000,000 shares of Combined Company Class A common stock at a price of $11.50 per share.

The PIPE Investment is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

Sponsor Agreement

Concurrently with the execution of the Merger Agreement, SRAC, Sponsor, SRAC Partners and Momentus entered into the Sponsor Agreement, pursuant to which, among other things, Sponsor and SRAC Partners agreed to (a) waive certain anti-dilution rights set forth in Section 4.3(b)(ii) of SRAC’s existing charter that may result from the transactions contemplated by the Merger Agreement, (b) surrender to SRAC, immediately prior to the Closing and for no consideration, up to 1,437,500 shares of SRAC’s Class B common stock comprising the Sponsor Contingent Closing Shares in the event that the amount in the Trust Account, (for the avoidance of doubt, prior to giving effect to any redemptions by SRAC’s stockholders and the payment of any transaction costs by SRAC), minus the aggregate amount of cash proceeds that will be required to satisfy any redemptions by SRAC’s stockholders, is less than $100,000,000, (c) subject to potential forfeiture the 1,437,500 shares of SRAC’s Class A common stock comprising the Sponsor Earnout Shares in accordance with the terms of the Merger Agreement, such that such shares will be forfeited if certain post-closing share price targets are not satisfied prior to the fifth (5th) anniversary of the Closing, (d) support the transactions contemplated by the Merger Agreement, including agreeing to vote in favor of the adoption of the Merger Agreement at the Special Meeting, and (e) not to transfer any shares of SRAC Class A common stock for a period of six months from the Closing or, if earlier, until certain post-closing share price targets are satisfied.

Amended and Restated Registration Rights Agreement

At the Closing, SRAC, Sponsor, certain existing holders of SRAC capital stock (including SRAC Partners), and certain Momentus stockholders, who will receive SRAC Class A common stock pursuant to the Merger Agreement and the transactions contemplated thereby, will enter into the Amended and Restated Registration Rights Agreement, in each case in respect of the shares of SRAC Class A common stock issued to Sponsor and such Company stockholders, and pursuant to which such holders and their permitted transferees will be entitled to certain customary registration rights, including, among other things, demand, shelf and piggy-back rights, subject to cut-back provisions. Pursuant to the Amended and Restated Registration Rights Agreement, Sponsor and SRAC Partners will agree not to sell, transfer, pledge or otherwise dispose of shares of SRAC Class A common stock or other securities exercisable therefor for certain time periods specified therein.

Restrictive Covenant Agreement

Concurrently with the execution of the Merger Agreement, SRAC and Mikhail Kokorich entered into a Non-Competition, Non-Solicitation and Confidentiality Agreement, pursuant to which Mr. Kokorich has agreed, for a period of two (2) years from the Closing Date, to be subject to certain nondisclosure, non-solicitation, non-hire, non-disparagement and non-competition (in the U.S. and all other jurisdictions in which Momentus Conducts business) obligations.

Lockup Agreements

At the Closing, PML, certain affiliates of PML and certain other Momentus stockholders are executing Lockup Agreements, pursuant to which such stockholders are agreeing not to transfer any shares of SRAC Class A common stock for a period of 180 days from the Closing (or, if earlier, until the date that the Class A Common Stock trades at or above $12.00 per share for any 20 trading days in a 30 trading day period after the Closing) (such period, the “Original Lock-Up Period”).

Transfer Agreement

Concurrently with the execution of the Merger Agreement, the Sponsor and SRAC Partners entered into a transfer agreement (the “Transfer Agreement”). Pursuant to the Transfer Agreement, the Sponsor transferred 176,471 founder shares to SRAC Partners.

Equity Incentive Plans

Pursuant to the terms of the Merger Agreement, SRAC is required to facilitate the solicitation of proxies from the holders of its common stock to approve, at the special meeting (i) a new equity incentive plan in a form and substance reasonably acceptable to SRAC and Momentus (the “Equity Incentive Plan”) and (ii) a new employee stock purchase plan in a form and substance reasonably acceptable to SRAC and Momentus (the “Employee Stock Purchase Plan” and, together with the Equity Incentive Plan, the “Equity Incentive Plans”). The material terms of such plans are summarized below:

Equity Incentive Plan

The Equity Incentive Plan will provide for awards for a number of shares of SRAC Class A common stock up to (i) seven and a half percent (7.5%) of the total number of issued and outstanding shares of Combined Company Class A common stock as of the Closing (after giving effect to the SRAC Share Redemptions, if any), plus (ii) the number of shares of Momentus’ common stock subject to awards or issued under the Momentus Amended and Restated 2018 Stock Plan and the Space Apprentices Enterprise Inc. 2018 Stock Plan (the “Prior Plans”) that otherwise would have been returned to the Prior Plans on or after the date the Equity Incentive Plan becomes effective on account of the expiration, cancellation, forfeiture or repurchase of awards granted thereunder. The number of shares available for issuance under the Equity Incentive Plan will be increased on the first day of each fiscal year beginning with the 2022 fiscal year until the first day of the 2031 fiscal year, in each case, in an amount equal to the lesser of (i) three percent (3%) of the outstanding shares on the last day of the immediately preceding fiscal year and (ii) such number of shares determined by the Combined Company board of directors.

For additional information about the 2021 Plan, please see the “Proposal No. 5 — Approval of the Equity Incentive Plan Proposal” in this proxy statement/consent solicitation statement/prospectus.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan will provide for awards for a number of shares of SRAC Class A common stock up to two percent (2%) of the aggregate number of shares of SRAC Class A common stock issued and outstanding immediately after the Closing (after giving effect to the SRAC Share Redemptions, if any) and the number of shares reserved under the Employee Stock Purchase Plan shall automatically increase on the first day of each fiscal year beginning with the 2022 fiscal year and ending on (and including) the first day of the 2031 fiscal year in an amount, in each case, equal to the lesser of (A) half a percent (0.5%) of the shares of SRAC Class A common stock issued and outstanding on the last day of the immediately preceding fiscal year, (B) the number of shares of SRAC Class A common stock initially reserved for issuance under the Employee Stock Purchase Plan, and (C) such smaller number of shares as determined by the SRAC Board. For additional information about the ESPP, please see the “Proposal No. 6 — Approval of the 2021 Employee Stock Purchase Plan Proposal” in this proxy statement/consent solicitation/prospectus.

Background to the Business Combination

SRAC is a blank check company incorporated on May 28, 2019 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The potential Business Combination was the result of an extensive search for potential transactions utilizing the global network of SRAC’s management team, including its board of directors. The terms of the Merger Agreement were the result of extensive negotiations among the representatives of SRAC and Momentus. Conversations on behalf of Momentus were principally conducted by Momentus management. At the time of the negotiations, Mikhail Kokorich, Brainyspace LLC and certain affiliates of Prime Movers Lab (“PML”) were principal stockholders of Momentus. On June 8, 2021, Mr. Kokorich completely divested his shares by selling all of his shares back to Momentus. See “Information About Momentus — Regulatory — National Security Agreement.”

On November 13, 2019, SRAC completed its initial public offering of 17,250,000 units at a price of $10.00 per unit generating gross proceeds of $172.5 million before underwriting discounts and expenses. Each unit consisted of one share of Class A common stock and one-half of one public warrant. Each whole warrant entitles the holder thereof to purchase one share of Class A common stock for $11.50 per share, subject to certain adjustments. Simultaneous with the closing of the initial public offering, SRAC completed the private sale of an aggregate of 495,000 private placement units at a price of $10.00 per private placement unit to the Sponsor and 50,000 private placement units at a price of $10.00 to Cantor Fitzgerald & Co., (“Cantor”) (as the underwriter of the initial public offering). The private placement units (and the underlying securities) are identical to the public units sold as part of the public units in the IPO, except as otherwise disclosed in the Registration Statement on Form S-1 filed by SRAC in connection with the IPO.

After the completion of its IPO, SRAC considered a number of potential target businesses with the objective of consummating its initial business combination. Representatives of SRAC contacted and were contacted by a number of individuals and entities who offered to present ideas for business combination opportunities, including financial advisors and companies in the cannabis industry, space and other industries. SRAC considered businesses that it believed, among other things, were highly scalable, had the potential to achieve significant growth and returns, and could benefit from SRAC’s additional managerial guidance and strategic initiatives to reposition such company.

In the process that led to identifying Momentus as an attractive investment opportunity, SRAC’s management team evaluated over 50 potential business combination targets, entered into non-disclosure agreements with approximately 26 potential business combination targets (other than Momentus), submitted non-binding indications of interest with respect to three potential business combination targets and submitted a non-binding letter of intent with respect to one potential business combination target (other than Momentus). SRAC engaged in more extensive negotiations with two potential acquisition targets (other than Momentus), Target A and Target B.

With respect to Target A, representatives of SRAC commenced discussions with representatives of Target A in November 2019, and sent an indication of interest to Target A with respect to a potential business combination on January 1, 2020 following review of certain preliminary due diligence materials including a confidential information memorandum and discussions with the management team of Target A. SRAC signed a non-binding indication of interest with Target A on January 6, 2020. In March 2020, SRAC decided not to pursue a potential business combination with Target A due to the company’s financial performance and other factors identified during SRAC’s due diligence review.

With respect to Target B, representatives of SRAC commenced discussions with representatives of Target B in April 2020, including receiving a confidential information memorandum on June 3, 2020 and viewing a management presentation on June 15, 2020. Ultimately, on July 27, 2020, SRAC determined not to proceed with negotiations with Target B or execute definitive documentation with respect to a potential business combination transaction due to various factors, including Target B’s relatively small enterprise value and the presence of other potential business combination opportunities that more closely met SRAC’s criteria and guidelines, including Momentus.

On June 26, 2020, Brian Kabot (Chief Executive Officer of SRAC) was introduced to Mikhail Kokorich (then Chief Executive Officer of Momentus) through Pickwick Capital Partners, LLC and JDA Funds Management, Inc. and had a telephone conversation in which they had a preliminary discussion regarding a potential business combination between SRAC and Momentus. On June 29, 2020, Mr. Kabot and Mr. Kokorich had a meeting at the SRAC offices, where they continued to discuss a potential business combination between SRAC and Momentus.

On July 1, 2020, SRAC executed a confidentiality agreement with Momentus (the “Confidentiality Agreement”).

During the period between the execution of the Confidentiality Agreement and the execution of the Merger Agreement on October 7, 2020, SRAC and its advisors conducted extensive due diligence with respect to Momentus’ financial model, customer base and customer contracts, total addressable market, industry in which Momentus operates, companies comparable to Momentus and aero-defense companies with similar characteristics, technology solutions, intellectual property and relationship with SpaceX. Additional details on the scope and limitations of SRAC’s due diligence review, including that of its third party advisors, are discussed below.

Momentus provided representatives of SRAC and its advisors with, among other materials in connection with SRAC’s diligence review, confidential presentations reflecting an overview of Momentus’ business, as well as financial forecasts and written responses to detailed business and financial due diligence questions. Representatives of SRAC also had multiple discussions with representatives of Evercore Inc. (“Evercore”) and Momentus’ other advisors to review the mechanics of a potential business combination transaction and discuss such issues as the level of conditionality with respect to a transaction, pro forma capitalization and the operating and other standards required of a publicly listed company.

Representatives of each of SRAC and Momentus, as well as each of their advisors, met telephonically several times throughout July, August and September 2020 to discuss disclosure requests and responses in connection with SRAC’s diligence review. During July and August 2020, the SRAC board of directors had several telephone calls regarding business combinations generally.

On July 7, 2020, Mr. Kabot had an introductory telephone call with Mr. Kokorich, representatives of Evercore, and certain members of the management team of Momentus, including Alex Wicks (Chief Development Officer), Aaron Mitchell (VP of Product) and Dawn Harms (then Chief Revenue Officer) during which Mr. Kabot was introduced to the management team. During the telephone call, Mr. Kokorich, other members of the management team and Evercore provided an overview of Momentus, including its business, industry, operations, technology and financial projections.

Mr. Kabot and Mr. Kokorich had a telephone call on July 8, 2020 where Momentus’ valuation and short and long-term capital needs were discussed, as well as the process for negotiating a potential business combination between SRAC and Momentus. Mr. Kabot and Alexander Fishkin (Chief Business Affairs and Legal Officer of Momentus) had a telephone call on July 9, 2020 during which Momentus’ financial statements, capitalization structure and short and long-term working capital needs were discussed. In the middle of July, SRAC received an initial financial model from Momentus.

On July 22, 2020, Dakin Sloss, a Momentus Board member and affiliate of PML, the largest stockholder of Momentus, and representatives of Evercore had a teleconference to discuss the potential for PML to receive cash proceeds as part of the business combination through a secondary transaction or repurchase. Additionally, on that date, Mr. Kokorich and representatives of Evercore discussed the inclusion of the potential secondary or repurchase as part of the business combination, including the view that allowing PML to receive proceeds through a structured secondary transaction or repurchase would allow a more orderly sale of Momentus’ shares by Momentus’ largest stockholder so long as such secondary or repurchase transaction would not harm the potential business combination or the Combined Company.

On July 29, 2020, Mr. Kabot, Mr. Quiroga, Mr. Kokorich and representatives of Evercore had a teleconference to discuss Momentus’ business model and market opportunity and a potential business combination between SRAC and Momentus.

On July 29, 2020, Momentus provided SRAC with revised financial projections and a presentation regarding the proposed business combination, which reflected an enterprise valuation of $1.8 billion for Momentus.

On July 30, 2020, Mr. Kabot and Mr. Kokorich had an in-person meeting to discuss the process for negotiating a business combination between SRAC and Momentus. On July 31, 2020, Mr. Kabot, Mr. Quiroga and representatives of Cantor, as co-placement agent for the potential PIPE investment, held a teleconference to discuss the potential business combination, Momentus’ projected valuation and framework for the potential letter of intent from SRAC.

On August 2, 2020, Mr. Kabot, Mr. Quiroga, James Hofmockel (a member of SRAC’s board of directors) and representatives of Evercore had a teleconference to review Momentus’ financial models and projections. On or about August 5, 2020, SRAC received a revised management presentation which contained financial projections of Momentus from Evercore, on Momentus’ behalf, reflecting an enterprise valuation of $1.8 billion. On August 5, 2020, Mr. Kabot, Mr. Quiroga, Mr. Hofmockel, representatives of Evercore had a teleconference to discuss Momentus’ financial projections. On August 6, 2020, Mr. Kabot and Mr. Kokorich had a teleconference to discuss the potential letter of intent from SRAC, Momentus’ valuation and the process and timing for a potential PIPE investment and related roadshow.

On August 7, 2020, Mr. Kabot, Mr. Quiroga, Mr. Hofmockel and representatives of Evercore had a teleconference to discuss the process for SRAC submitting a letter of intent to acquire Momentus.

On August 12, 2020, Evercore, on behalf of Momentus, sent an email to Mr. Kabot and Mr. Quiroga outlining the process and guidelines for submitting a letter of intent regarding a potential business combination between SRAC and Momentus.

On August 13, 2020, Mr. Kabot and Mr. Quiroga visited Momentus’ headquarters for an in-person management presentation and facility tour. During the day, they met with key members of management, discussed their backgrounds and roles at the company, performed additional due diligence and toured the facility.

On August 14, 2020, Mr. Kabot, Mr. Quiroga, representatives of Evercore and members of the Momentus management, including Rob Schwarz (Chief Technology Officer), Mr. Mitchell and Alexander Fishkin (Chief Business Affairs and Legal Officer), had a due diligence teleconference to discuss Momentus’ intellectual property and other related topics. Also on August 14, 2020, Mr. Kabot, Mr. Quiroga, representatives of Evercore and members of Momentus management, including Philip Hoover-Smoot (Associate General Counsel and Chief Ethics & Compliance Officer), had another due diligence teleconference to discuss Momentus’ commercial contracts and related topics. On August 26, 2020, Mr. Kabot, Mr. Quiroga and representatives of Evercore had a teleconference to discuss the due diligence calls SRAC had with Momentus.

On August 19, 2020, SRAC submitted a non-binding letter of intent regarding a potential business combination between SRAC and Momentus, which letter of intent reflected an enterprise value of Momentus equal to $1.8 billion.

On August 20, 2020, the board of directors of Momentus, together with members of Momentus’ management team and representatives from Evercore and Orrick, met telephonically to discuss and evaluate the non-binding letter of intent received from SRAC, including a transaction overview and the material terms of such proposed transaction.

On August 21, 2020, Mr. Kabot, Mr. Quiroga and representatives of Evercore had a teleconference to discuss the terms of the letter of intent submitted by SRAC. On August 22, 2020, Evercore, on behalf of Momentus, sent Mr. Kabot and Mr. Quiroga a revised draft of the letter of intent reflecting certain changes requested by Momentus, including, among other things, (i) a shorter exclusivity period, with the exclusivity provision applying to both Momentus and SRAC, (ii) the potential forfeiture and vesting conditions for a portion of the Sponsor’s founder shares, (iii) the potential surrender by Cantor of a portion of its deferred underwriting fee depending on the amount of SRAC’s cash at closing, and (iv) the payment by the combined company of Momentus’ transaction expenses if the business combination closes.

On August 25, 2020, Mr. Kabot submitted a revised letter of intent to Mr. Kokorich and Evercore. Mr. Kabot and representatives of Evercore, on behalf of Momentus, had a teleconference that day to discuss the letter of intent. Evercore stated that with certain changes to the letter of intent, Momentus was prepared to execute the letter of intent. Mr. Kabot agreed to the requested changes, and the letter of intent was executed that day by SRAC and Momentus. The letter of intent describing SRAC’s intention to pursue a business combination with Momentus at an enterprise value of Momentus equal to $1.8 billion and on an exclusive basis for a period of sixty days was executed on August 25, 2020. The letter of intent included a term sheet outlining the material terms to a potential business combination transaction, including, among other terms: (a) total consideration based on an enterprise value of $1.8 billion for Momentus (including valuation assumptions), (b) a PIPE investment between $150 million and $300 million to be committed to prior to or concurrently with the execution of a definitive merger agreement (including participation by the Sponsor of at least a $10 million co-investment), (c) a minimum cash condition of $250 million, (d) an agreement that Mr. Kokorich would continue to serve as the Chief Executive Officer of the Combined Company and that the existing management team at Momentus would be expected to continue in their current roles at the Combined Company, (e) that SRAC would adopt an equity incentive plan to award existing members of Momentus’ management team, (f) the potential surrender of up to 33.3% of the founder shares by the Sponsor depending on the amount of SRAC’s cash at closing,

(g) the Sponsor subjecting an additional 33.3% of the founder shares to potential forfeiture if certain share price targets were not satisfied during the 5-year period following the closing, (h) the potential surrender by Cantor of a portion of its deferred underwriting fee depending on the amount of SRAC’s cash at closing and (i) a 180 day lock up, subject to early release if certain share price targets are met following closing, among other things.

On August 26, 2020, Mr. Kabot, Mr. Quiroga and Mr. Kokorich had a meeting to discuss certain details of the proposed business combination, including hiring Jikun Kim as the chief financial officer of Momentus, the process for drafting and negotiating definitive documentation, the PIPE Investment, the management equity incentive plan for the Combined Company including the proposed grant of additional options to Mr. Kokorich (the “CEO Option Grant”), diligence and the composition of the board of directors following the closing.

On August 27, 2020, SRAC, Momentus, representatives of Kirkland & Ellis LLP (counsel to SRAC) (“K&E”), representatives of Orrick, Herrington & Sutcliffe LLP (counsel to Momentus) (“Orrick”) and representatives of Evercore and Cantor had an organizational teleconference to discuss the timing, process and work streams for the proposed business combination.

On August 31, 2020, Mr. Kabot, Mr. Quiroga, Mr. Kokorich, representatives of Evercore and representatives of FW Cook Advisors, a compensation consultant engaged by SRAC (“FW Cook”), had a teleconference to discuss the structure of management compensation for the Combined Company.

Also on August 31, 2020, Mr. Kabot, Mr. Kokorich and representatives of Cantor had a teleconference to discuss the potential PIPE investment, including the timing and process for presentations to potential investors. On September 2, 2020, Mr. Kabot, Mr. Quiroga, Mr. Kokorich, Mr. Fishkin and representatives of Evercore and Cantor had a teleconference to discuss the potential PIPE investment and a list of potential investors to contact.

On September 1, 2020, a draft of the PIPE investor presentation was shared by Evercore, on behalf of SRAC, with Momentus and SRAC. On September 2, 2020, Mr. Kabot, Mr. Quiroga, Mr. Kokorich, Mr. Fishkin and representatives of Evercore had a teleconference to discuss the draft investor presentation. On September 3, 2020 and September 8, 2020, Mr. Kabot and Mr. Quiroga, along with Momentus management and representatives from Evercore, held a telephonic dry run of the investor presentation. Further drafts of the PIPE investor presentation were shared on September 3, 5 and 8, 2020.

On September 1, 2020, SRAC engaged Stellar Solutions, a technology consulting firm, to assist with technical due diligence. Stellar Solutions’ review, which resulted in a final report to SRAC in approximately four weeks, was designed to conduct an assessment encompassing technical capabilities, technical maturity, system and operational risks and concerns, as well as industry expert observations on market and competitive considerations for the services and business. Stellar Solutions did not conduct a review of the results of the 2019 demonstration mission called El Camino, based on its determination regarding the further development of the technology since that time and the additional ground testing that had been conducted by Momentus thereafter. However, Stellar Solutions’ report stated that it conducted a review of technical, programmatic, and operational aspects of the system.

On September 2, 2020, the SRAC board of directors had a call to discuss the potential business combination. During this call, Mr. Kabot and Mr. Quiroga provided the other directors an update on progress with respect to diligence, definitive documentation and the potential PIPE investment.

On September 2, 2020, representatives of K&E emailed a draft of the subscription agreement relating to the proposed PIPE investment to representatives of Orrick.

Also on September 2, 2020, SRAC executed a Placement Agent Agreement with negotiated fees with Evercore, who was also then serving as Momentus’ financial advisor, and on September 3, 2020, SRAC executed a Placement Agent Agreement with Cantor, pursuant to which Evercore and Cantor would serve as co-placement agents for the proposed PIPE investment. Both Momentus and SRAC provided consent to Evercore’s roles as Momentus’ financial advisor and co-placement agent for SRAC for the proposed PIPE investment.

On September 4, 2020, Orrick sent K&E a draft of the Merger Agreement.

On September 5, 2020, representatives of Orrick emailed a revised version of the subscription agreement to representatives of K&E.

On September 8, 2020, Mr. Kabot and Mr. Kokorich had an in person meeting to discuss the Combined Company’s board of directors. Also on September 8, 2020, representatives of K&E and Orrick exchanged revised versions of the subscription agreement that included changes to material terms such as termination rights, conditionality of the private investment and the scope of registration rights for the potential investors in the private investment in connection with the potential business combination.

On September 9, 2020, September 10, 2020, September 11, 2020, September 16, 2020, September 17, 2020, September 18, 2020, September 21, 2020, September 22, 2020, September 25, 2020, September 29, 2020 and September 30, 2020, SRAC and Momentus conducted PIPE presentations for potential PIPE investors. During that time, the parties had several teleconferences to discuss updates to the PIPE investor process.

On September 10, 2020, Mr. Quiroga and representatives of Evercore had a teleconference with representatives of Stellar Solutions to discuss SRAC’s engagement of Stellar Solutions to assist in technical diligence of Momentus.

On September 14, 2020, the SRAC board of directors had a teleconference to discuss updates to the proposed business combination process. Also on September 14, 2020, potential PIPE investors were provided access to the draft subscription agreement.

On September 15, 2020, representatives of K&E emailed to representatives of Orrick a revised version of the Merger Agreement, and representatives of Orrick emailed to representatives of K&E a draft of the Sponsor Agreement. From that date until October 1, 2020, representatives of K&E and Orrick exchanged several revised drafts of the Sponsor Agreement. From September 15, 2020 through October 6, 2020, the parties and their advisors negotiated the Merger Agreement and related transaction documents. Significant areas of discussion and negotiation included: (a) the terms of vesting for the founder shares that the Sponsor would subject to future potential forfeiture if certain share price targets were not satisfied during the 5-year period following the closing, (b) the size of the PIPE Investment, (b) the level of conditionality in the Merger Agreement, including (i) whether the closing would be conditioned on the combined entity having a minimum amount of cash following the closing and whether such condition would be solely waivable by Momentus or waivable by both parties and (ii) whether the closing would be conditioned on the absence of any event constituting a Momentus material adverse effect, and (c) the scope of the representations and warranties and covenants of the parties. In the course of such negotiations, including the drafts exchanged and the telephonic meetings set forth below, the parties agreed that (A) in the event of a change of control transaction in connection with which SRAC shareholders receive consideration above certain thresholds, a portion of the Sponsor’s founder shares subject to potential forfeiture if certain share price targets were not satisfied during the 5-year period following the closing would vest in connection with such transaction and (B) there would not be a closing condition in favor of SRAC with respect to minimum post-closing cash of the combined entity, but there would be a closing condition in favor of SRAC related to the absence of a Momentus material adverse effect.

Also on September 15, 2020, representatives of Momentus participated in several legal due diligence calls with representatives of K&E to discuss, amongst other subjects, Momentus’ technology and intellectual property, corporate and financing history, commercial agreements, litigation and loss contingencies, and executive compensation.

On September 17, 2020, representatives of K&E emailed to representatives of Orrick a draft of the support agreement to be signed by certain stockholders of Momentus, pursuant to which certain stockholders of Momentus would, among other things, agree to support the transactions contemplated by the Merger Agreement, including agreeing to execute a written consent constituting the requisite Company stockholder approval after the Registration Statement becomes effective. From that date until signing on October 7, 2020, representatives of K&E and Orrick exchanged several revised drafts of the support agreement.

On September 18, 2020, Messrs. Kabot, Kokorich and representatives of Evercore had a conference call to discuss compensation for the Combined Company’s chief executive officer and board of directors.

On September 18, 2020, Messrs. Quiroga, Hofmockel and representatives of K&E, RSM US LLP (“RSM”) and Stellar Solutions had a teleconference to provide updates on the due diligence process and their diligence findings to date.

On September 19, 2020, representatives of Orrick emailed to representatives of K&E a revised version of the Merger Agreement.

On September 21, 2020, the SRAC board of directors had a call to discuss progress in the initial business combination. Mr. Kabot and Mr. Quiroga provided a detailed update to the board regarding progress on the PIPE investment, the negotiation of the merger agreement and other transaction documents and SRAC’s due diligence findings to date.

On September 23, 2020, representatives of K&E emailed to representatives of Orrick a revised version of the Merger Agreement.

On September 24, 2020, representatives of SRAC, RSM, Momentus and Evercore had a teleconference to discuss the financial due diligence process and initial questions. On September 24, 2020, Orrick provided an initial draft of the Momentus disclosure letter to K&E. The disclosure letter included responses and exceptions to Momentus’ representations and warranties in the Merger Agreement, including details on, among other things, capitalization, financial statements, permits, legal compliance and litigation, benefit plans, intellectual property, material contracts and indebtedness. The disclosure letter was accompanied by, amongst other items, an annex listing all patent applications, trademark applications and registrations and domain names.

On September 25, 2020, K&E provided SRAC with a written memorandum summarizing its preliminary legal due diligence review of Momentus. From September 25, 2020 until signing on October 7, 2020, SRAC had multiple teleconferences and email exchanges with representatives of K&E, Stellar Solutions, RSM and certain of its other advisors regarding the results of their due diligence review of Momentus and any outstanding areas of their due diligence review.

On September 25, 2020, Messrs. Kabot, Quiroga, Hofmockel and Ms. Harms had a call to discuss certain areas of business due diligence, including customer contracts, backlog and deal pipeline.

Also on September 25, 2020, representatives of Orrick emailed to representatives of K&E a draft of the repurchase agreement relating to the potential repurchase transaction with PML and representatives of K&E emailed to representatives of Orrick a draft of the restrictive covenant agreement to be signed by Mr. Kokorich. From that date until signing on October 7, 2020, Orrick and K&E exchanged several revised drafts of the repurchase agreement and the restrictive covenant agreement.

On September 28, 2020, SRAC, representatives of K&E and representatives of FW Cook had a call to discuss the management compensation and proposed equity plans for the Combined Company. Also on September 28, 2020, Messrs. Kabot, Kokorich and representatives of Evercore had a teleconference to discuss management compensation and equity plans for the Combined Company.

On September 28, 2020, representatives of Orrick emailed to representatives of K&E a revised version of the Merger Agreement.

On September 28, 2020, representatives of SRAC, RSM, Momentus and Evercore had a teleconference to discuss the financial due diligence process and remaining due diligence questions.

On September 29, 2020, following discussion of the draft Merger Agreement among the parties, representatives of K&E emailed to representatives of Orrick a revised version of the Merger Agreement.

On September 30, 2020, the parties discussed and agreed to lower the valuation of Momentus from $1.8 billion to $1.2 billion. On that date, representatives of Orrick emailed to representatives of K&E a revised version of the Merger Agreement, which reflected, amongst other matters, the change in valuation.

From October 1, 2020 until signing on October 7, 2020, the parties further discussed, over the course of multiple calls and email exchanges, certain issues with respect to the Merger Agreement’s terms and the disclosure schedules related thereto, and the terms of certain of the other transaction documents, including the Sponsor Agreement, the support agreement to be signed by certain stockholders of Momentus, the Amended and Restated Registration Rights Agreement, the Lock-Up Agreement, the subscription agreements for the PIPE investment and the repurchase agreement relating to the potential repurchase transaction with PML. The parties held several teleconferences to discuss the final terms of the transaction documents, the remaining outstanding items of SRAC’s due diligence review of Momentus, the status of the PIPE investments and media relations in relation to a transaction announcement. During this time and in connection with such discussions, the parties agreed to reduce the enterprise valuation of Momentus from $1.2 billion to $1.13 billion, to retain a pro forma enterprise value of the combined company of $1.2 billion, and also exchanged multiple drafts of the Merger Agreement and other transaction documents. In addition, during this time, the parties engaged in multiple calls and email exchanges regarding the PIPE investment, including the terms of the subscription agreements and allocations among potential investors. In response to feedback regarding the subscription agreement from potential PIPE investors, the parties exchanged revised drafts of the subscription agreement, and representatives of K&E and Orrick met telephonically with certain of the potential PIPE investors in order to negotiate further potential changes to the subscription agreements.

On October 1, 2020, the board of directors of Momentus together with Momentus’ management team and representatives from Evercore and Orrick met telephonically to discuss and evaluate the proposed business combination. The board discussed, among other things, the material terms of the Merger Agreement, merger structure, sponsor economics, proposed CEO Option Grant, and the repurchase agreement relating to the potential repurchase transaction with PML as well as its fiduciary duties.

On October 5, 2020, the SRAC board of directors had a telephonic meeting to discuss the business combination. At the meeting, Mr. Kabot and Mr. Quiroga provided an overview of the proposed business combination and Momentus (including the rationale for the combined business) and updated the board of directors regarding the final negotiations of the terms of the proposed business combination, including the key terms of the Merger Agreement and the PIPE investment. SRAC’s board of directors discussed and reviewed the proposed business combination, including Momentus, the terms and conditions of the Merger Agreement and the key ancillary agreements (copies of all of which were provided to the board in advance of the meeting), the potential benefits of, and risks relating to the proposed business combination and the reasons for entering into the Merger Agreement and the proposed timeline for finalizing the definitive transaction agreements and announcing the proposed business combination. Please see the section titled “SRAC’s Board of Directors’ Reasons for the Approval of the Business Combination” for additional information related to the factors considered by SRAC’s board of directors in approving the Business Combination. Following discussion, SRAC’s board of directors unanimously determined, among other things, that the Business Combination is in the best interests of SRAC and its stockholders and recommended that its stockholders vote “FOR” the proposal. On October 6, 2020, a unanimous written consent of the SRAC board of directors was circulated to all directors to further document, approve and ratify the foregoing approval and certain other matters relating to the Business Combination.

On October 6, 2020, the board of directors of Momentus met telephonically to discuss and evaluate the potential business combination with SRAC. Representatives of Evercore and Orrick provided the directors with an update of the status of the documentation pertaining to the potential business combination and summarized the material terms of the potential business combination. A discussion ensued regarding the potential business combination and certain related party transaction matters arising in connection with the potential business combination. Following such discussion, which included questions posed by the board of directors to Momentus’ management and representatives, Mr. Kokorich was recused from the meeting. After Mr. Kokorich’s recusal, the CEO Option Grant was discussed and approved. Mr. Kokorich then rejoined the meeting and Mr. Sloss recused himself. After Mr. Sloss’ recusal, the repurchase agreement relating to the potential repurchase transaction with PML and the transactions contemplated thereby were discussed and approved. Mr. Sloss then rejoined the meeting, following which, the board of directors of Momentus determined that, based upon, among other things, the financial and legal terms of the potential business combination, including the materials provided to the directors, Momentus’ prospects were it to remain independent, possible alternatives to the business combination, current industry trends and market conditions affecting Momentus and the potential impact of the business combination on Momentus’ employees and business, the business combination was advisable, fair to and in the best interests of Momentus and its stockholders. Upon a motion duly made and seconded, the board of directors of Momentus unanimously (a) determined that it was advisable, fair to and in the best interests of Momentus and its stockholders to enter into the Merger Agreement and related agreements and consummate the Mergers and other transactions contemplated by the Merger Agreement, (b) adopted, approved and ratified in all respects the Mergers and related transactions constituting the business combination, on the terms and subject to the conditions of the Merger Agreement and (c) adopted a resolution recommending that Momentus’ stockholders approve the Mergers and related transactions and adopt the Merger Agreement and related agreements.

On October 6, 2020, the parties finalized the transaction documents (or forms thereof) with respect to the Business Combination based on the terms previously agreed upon by the parties and approved by their respective boards of directors, including the Merger Agreement, the disclosure schedules related thereto, the Sponsor Support Agreement, the form of support agreement to be signed by certain stockholders of Momentus, the form of Registration Rights Agreement, and Proposed Organizational Documents and the proposed materials in respect of the public announcement of the Business Combination, including a press release and Current Report on Form 8-K. The parties held various teleconferences during the day to discuss the foregoing documents, the plans with respect to the announcement of the Business Combination and the finalization of the PIPE investment.

On the morning of October 7, 2020, representatives of SRAC and Momentus executed the Merger Agreement and the related agreements and the PIPE investors executed their respective subscription agreements and other documentation related thereto. Promptly following the execution of such agreements, SRAC and Momentus announced the execution of the Merger Agreement and the Business Combination via a press release. Also on October 7, 2020, SRAC filed a Current Report on Form 8-K with the executed Merger Agreement, the form of subscription agreement relating to the PIPE investments, the form of support agreement signed by certain stockholders of Momentus, the Sponsor Agreement and the repurchase agreement relating to the potential repurchase transaction with PML.

In February 2021, Momentus, its co-founder Mikhail Kokorich and Stable Road submitted a joint notice to CFIUS for review of the historical acquisition of interests in Momentus by Mr. Kokorich, his wife, and entities that they control in response to concerns of the U.S. Department of Defense regarding Momentus’ foreign ownership and control.

On March 5, 2021, SRAC, Momentus and the other parties to the Merger Agreement executed an amendment to the Merger Agreement (the “First Amendment”) in order to update certain provisions to reflect the resignation of Mr. Kokorich as CEO of Momentus and his planned divestiture of Momentus securities. The First Amendment modified the Merger Agreement to, among other things, remove the obligation of SRAC to adopt a plan relating to the CEO Option Grant and recommend such plan for approval to SRAC’s stockholders. In connection with the transfer into a trust of Momentus securities that Mr. Kokorich owned directly, the trustee and voting advisor of such trust signed a joinder to the Support Agreement between Mr. Kokorich and SRAC agreeing to comply with the support agreement in respect of such securities. In addition, SRAC and Momentus have consented to the taking of various actions requiring consent under the Merger Agreement, including the entry by Momentus into the Growth Capital Loan Facility and the execution of an agreement governing the terms of Mr. Kokorich’s separation from Momentus.

On April 6, 2021, SRAC, Momentus and the other parties to the Merger Agreement executed an amendment to the Merger Agreement (the “Second Amendment”) in order to extend the Outside Date (as defined in the Merger Agreement) to June 7, 2021.

On June 8, 2021, CFIUS’ review of the joint notice relating to historical acquisition of interests in Momentus by Mr. Kokorich, his wife, and entities that they control concluded when the Company entered into a National Security Agreement with Mr. Kokorich, on behalf of himself and Nortrone Finance S.A. (an entity controlled by Mr. Kokorich), Lev Khasis and Olga Khasis, each in their respective individual capacities and on behalf of Brainyspace LLC (an entity controlled by Olga Khasis), and the U.S. government represented by the U.S. Departments of Defense and the Treasury (the “NSA”). In accordance with the NSA, on June 8, 2021, Mr. Kokorich, Nortrone Finance S.A., and Brainyspace LLC sold 100% of their respective equity interests in Momentus owned and beneficially owned by them in exchange for the payment of an aggregate of $50,000,000, out of funds legally available therefor, on a pro rata basis.

On June 27, 2021, the SRAC board of directors had a telephonic meeting to discuss proposed amendments to the Merger Agreement, including a reduced enterprise valuation of Momentus, expense reimbursement by Momentus to SRAC and indemnification of SRAC, Sponsor and their respective directors and officers by Momentus. At the meeting, Mr. Kabot provided an overview of the proposed new valuation of Momentus and the factors impacting the valuation, including Momentus’ revised financial projections driven by delays in closing the Business Combination and Momentus’ launch schedule. In addition, a representative of K&E provided an overview of the other terms of the proposed amendment to the Merger Agreement. SRAC’s board of directors discussed and reviewed the proposed terms of the amendment (a copy of all of which were provided to the board in advance of the meeting), the potential benefits of, and risks relating to, entering into the proposed amendment and the proposed timeline for consummating the Business Combination. Please see the section titled “SRAC’s Board of Directors’ Reasons for the Approval of the Business Combination” for additional information related to the factors considered by SRAC’s board of directors in approving the Third Amendment. Following discussion, members of SRAC’s board of directors present at the meeting unanimously approved the Third Amendment. On June 28, 2021, a unanimous written consent of the SRAC board of directors was circulated to all directors to further document, approve and ratify the foregoing approval and the board’s determination that the Business Combination is in the best interests of SRAC and its stockholders and its recommendation that SRAC’s stockholders vote “FOR” the proposal.

On June 29, 2021, SRAC, Momentus and the other parties to the Merger Agreement executed the Third Amendment.

On July 15, 2021, SRAC entered into Subscription Agreements with certain new PIPE Investors and SRAC and Momentus entered into the Subscription Agreement Amendments with the PIPE Investors. Please see the section titled “The Business Combination and the Merger Agreement — Certain Agreements Related to the Business Combination — PIPE Investment Subscription Agreements” for additional information.

SRAC’s Board of Directors’ Reasons for the Approval of the Business Combination

On October 7, 2020, the SRAC board of directors (i) approved the Merger Agreement and related transaction agreements and the transactions contemplated thereby, (ii) determined that the Business Combination is in the best interests of SRAC and its stockholders, and (iii) recommended that SRAC’s stockholders approve and adopt the Business Combination.

In evaluating the Business Combination, the SRAC board of directors consulted with SRAC’s management and considered a number of factors. The SRAC board of directors and management also considered the general criteria and guidelines that SRAC believed would be important in evaluating prospective target businesses as described in the prospectus for the IPO. The SRAC board of directors also considered that they could enter into a business combination with a target business that does not meet those criteria and guidelines. In the prospectus for its initial public offering, SRAC stated that it intended to focus primarily on acquiring a company or companies that possess some or all of the following characteristics, although SRAC indicated that it may enter into a business combination with a target business that does not meet these criteria or guidelines:

•        operates adjacent or ancillary to the cannabis industry, but does not “touch the plant” and complies with all U.S. federal laws;

•        is highly scalable;

•        has strong intellectual property including brands, technology, software, methods, etc.;

•        has an institutional mindset/infrastructure;

•        has a strong professional management team with deep networks within the cannabis sector and the ability to adapt to a quickly changing business environment;

•        has potential to achieve significant growth in revenue and earnings;

•        has potential to generate attractive returns on invested capital, with incremental investment opportunities that will allow the company to increase earnings;

•        has strong intellectual property, a defensible business model, a strong competitive position established customer relationships, and sustainable margins;

•        has potential to grow via add-on acquisitions or is viewed as an appropriate platform for a future roll-up strategy;

•        can benefit from expected consolidation within the cannabis industry;

•        can benefit from additional managerial guidance and strategic initiatives to reposition the company, accelerate growth or refocus the business on strategies that will result in value creation;

•        will be well received by financial markets as a public company; and

•        has the potential to generate risk-adjusted returns that are attractive for our stockholders.

SRAC initially intended to focus its search for target businesses within the cannabis industry as described in the prospectus for its initial public offering, however, its efforts were not limited to that industry and spanned companies in various industries that had the potential to meet the other criteria and guidelines set forth in the prospectus. After initially evaluating several companies operating in the cannabis industry, SRAC expanded its search to include companies operating in other high growth industries. In considering the Business Combination, the SRAC board of directors determined that the Business Combination was an attractive business opportunity that met the vast majority of the criteria and guidelines above, although not weighted or in any order of significance.

In particular, the SRAC board of directors considered the following factors in approving the Merger Agreement in October 2020:

Momentus and the Business Combination.    The SRAC board of directors considered the following factors related to Momentus and the Business Combination:

•        Large and Growing Market Opportunity.    The industrialization of space is driving strong growth across the space industry. The broader space economy is projected to grow from approximately $415 billion in 2018 (according to Space Foundation Space Report) to $1.4 trillion over the next decade (according to Bank of America Global Research). More specifically, the space transportation market is projected to increase from approximately $10 billion in 2018 to $30 billion to $40 billion in 2026 (according to Stratistics). With the significant market opportunity in the new space economy, Momentus is well-positioned to address the need for in-space infrastructure services, including in-space transport, with an increasing trend towards larger, less expensive rockets being launched more frequently while satellites are becoming smaller and less expensive. Momentus has strong momentum from the rapidly expanding small satellite market, which is seeking low-cost and regular launch access to orbit.

•        Strong Competitive Position.    Momentus is a first mover in building infrastructure services in space and is creating the first hub and spoke model in space by offering last-mile delivery in partnership with key launch operators, including SpaceX, as discussed further below. Momentus intends to offer its customers significantly more affordable access to space by combining the capabilities of low-cost launch vehicles and Momentus’ transport and service vehicles, powered by water plasma propulsion technology which was built from the ground-up to be low cost, efficient, easy to refuel and scalable. In addition, Momentus plans to expand its offerings by providing a Satellite as a Service model for hosted payloads and an in-orbit service model for satellite deorbiting, life extension, refueling, and repositioning. Momentus’ technology is specifically designed to work with many launch partners and satellite customers, thereby providing Momentus with a broad market opportunity.

•        Significant Traction with Customers.    Momentus’ customers include satellite operators, satellite manufacturers, launch providers, defense primes such as Lockheed Martin and government agencies such as NASA.

•        Relationship with SpaceX.    Momentus is party to a rideshare partnership agreement with SpaceX. Although SpaceX and Momentus have suspended all activities following the time the Merger Agreement was entered into, the SRAC board of directors believes the relationship with SpaceX, a well-known new leader in the space industry, reflects SpaceX’s confidence in Momentus, its technology and its go to market strategy.

•        Potential Public Investor Enthusiasm for Space Companies.    Since the advent of space exploration, there has been limited means for public investors to invest in the economic and strategic value of companies operating in the space industry. Against this backdrop, the Business Combination with Momentus will create the world’s first publicly traded space infrastructure company. Momentus will provide investors the opportunity to invest in a company at the forefront of the new space economy that supplies key technology and services to launch providers and satellite operators.

•        Experienced and Proven Management Team.    Momentus’ management team has extensive experience in aerospace, propulsion and robotics. In particular, Dr. Fred Kennedy, President, previously served as an independent consultant for multiple aerospace firms, the inaugural Director of the U.S. Department of Defense Space Development Agency, the Director of the Tactical Technology Office at the Defense Advanced Research Projects Agency (DARPA) and a Senior Advisor for National Security Space and Aviation in the White House Office of Science and Technology, among other positions; Rob Schwarz, Chief Technology Officer, previously served as the chief technology officer, and held other senior management roles at SSL, a provider of spacecraft systems, where he started his career as a spacecraft systems engineer; and Dawn Harms, then Chief Revenue Officer (and current interim Chief Executive Officer), previously served as a Principal at Space Architectures LLC, a defense and space consulting company, Vice President of Global Sales and Marketing at Boeing Satellite Systems International, and Vice President of Sales and Marketing at International Launch Services, the sales organization for the Proton rocket. Numerous other members of Momentus’ management team and key employees also have deep experience in the space industry. We expect that the Momentus management team will continue with the combined company following the Business Combination. For additional information regarding Momentus’ executive officers, see the section titled “Management after the Business Combination — Executive Officers.”

•        Valuable Intellectual Property.    Since its founding in 2017, Momentus has developed a portfolio of technologies, including its cornerstone water plasma propulsion technology, which it tested in space in 2019. For additional information regarding Momentus’ intellectual property, see the section titled “Information About Momentus — Competitive Advantages Overview — Unique technology with patents pending.”

•        Momentus Investor Base.    The SRAC board of directors considered the significant equity investment in Momentus by its senior management team and other employees, as well as its well-known venture capital backers such as Y Combinator and Prime Movers Lab, among others. The SRAC board of directors believes the composition of Momentus’ investor base demonstrates confidence in Momentus’ business strategy.

•        Attractive Entry Valuation.    The Combined Company will have an anticipated initial enterprise value of $1.2 billion (prior to the Third Amendment), implying a 1.0x multiple of 2025 projected EBITDA as Momentus’ operations are expected to achieve scale. The SRAC Board also reviewed and considered valuations and trading of publicly traded companies, including Virgin Galactic’s valuation of 29.6x enterprise value/2025 projected EBITDA, and the valuation multiples of mature launch providers (median of 10.8x 2021 projected EBITDA) and large defense and space companies (median of 10.9x 2021 projected EBITDA). See “— Comparable Company Analysis.” Based on these metrics the SRAC Board believes that this is a favorable multiple compared to other similar companies in the space industry.

•        Access to Working Capital.    The SRAC board of directors also considered the approximately $310 million of cash expected to be available on Momentus’ balance sheet after the completion of the Business Combination, comprised of $175.0 million from the PIPE investment (subsequent reduced to $110.0 million) (including a $10 million investment arranged by the Sponsor) and approximately $173.0 million of net cash from SRAC’s trust account, (assuming no redemptions) and a then estimated approximately $27 million (now estimated to be $13 million) from Momentus’ balance sheet prior to the closing, and after giving effect to the payment of all transaction expenses and the repurchase transaction with PML (which proposed transaction was terminated in the Third Amendment), to fund go forward operations and support Momentus’ continued growth after the completion of the Business Combination.

•        Financial Condition:    The SRAC board of directors also considered factors such as Momentus’ historical financial results, outlook, financial plan, debt structure, strength of its balance sheet (including its approximately $43.6 million of cash on hand as of August 31, 2020) and go-forward business and financial model.

Best Available Opportunity.    The SRAC board of directors focused on identifying a high quality business operating in a dynamic, fast growing industry. The SRAC board of directors believes, after a thorough review of other business combination opportunities reasonably available to SRAC, that the proposed Business Combination represents the best potential business combination for SRAC and the most attractive opportunity for SRAC management to accelerate its business plan based upon the process utilized to evaluate and assess other potential acquisition targets, and the SRAC board of director’s belief that such processes had not presented a better alternative.

Results of Due Diligence.    The SRAC board of directors considered the scope of the due diligence investigation conducted by SRAC’s management and outside advisors and evaluated the results thereof and information available to it related to Momentus, including:

•        extensive meetings and calls with the Momentus management team regarding its operations and projections and the proposed transaction;

•        an in-person visit to Momentus’ facility;

•        review of materials related to Momentus made available by Momentus, including material contracts, strategic plans, key metrics and performance indicators, benefit plans, insurance policies, litigation information, financial statements, risk mitigation materials, export control and security matters, labor matters, information technology, environmental matters and other legal diligence;

•        review of financial due diligence materials prepared by professional advisors, including quality of earnings reports and tax due diligence reports;

•        technical diligence by a third party systems engineering service provider with significant experience in system and subsystem design and propulsion technology;

•        other financial, tax, legal, human resources and accounting diligence; and

•        discussions with industry experts.

Continued Ownership By Sellers.    The SRAC board of directors considered that the Momentus stockholders would be receiving only stock consideration and would hold a then-estimated approximately 72% of the Combined Company’s outstanding capital stock immediately following completion of the Business Combination and taking into consideration the repurchase agreement relating to the potential repurchase transaction with PML, assuming no redemptions by SRAC’s public stockholders. The SRAC board considered this as a strong sign of confidence in Momentus following the Business Combination and the benefits to be realized as a result of the Business Combination.

Terms of the Transaction.    The SRAC board of directors reviewed and considered the terms of the Merger Agreement and the related agreements, including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate the agreement. Please see the sections titled “The Business Combination and the Merger Agreement” and “The Business Combination and the Merger Agreement — Certain Agreements Related to the Business Combination” for detailed discussions of the terms and conditions of these agreements.

The SRAC board of directors also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

Potential Inability to Complete the Merger.    The SRAC board of directors considered the possibility that the Business Combination may not be completed and the potential adverse consequences to SRAC if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. They considered the uncertainty related to the Closing primarily outside of the control of the parties to the transaction, including the need for antitrust approval and approval by SRAC’s stockholders. The Merger Agreement also includes an exclusivity provision that prohibits SRAC from soliciting other initial business combination proposals, which restricts SRAC’s ability to consider other potential initial business combinations until the earlier of the termination of the Merger Agreement or the consummation of the Business Combination.

In addition, the SRAC board of directors considered the risk that the current public stockholders of SRAC would redeem their public shares for cash in connection with consummation of the Business Combination, thereby reducing the amount of cash available to Momentus following the consummation of the Business Combination and potentially requiring Momentus to waive certain conditions under the Merger Agreement in order for the Business Combination to be consummated. The Minimum Cash Condition is for the sole benefit of Momentus. As of June 30, 2021, without giving effect to any future redemptions that may occur, the trust account had approximately $173.0 million.

Momentus’ Business Risks.    The SRAC board of directors considered that SRAC stockholders would be subject to the execution risks associated with Momentus if they retained their public shares following the Closing, which were different from the risks related to holding public shares of SRAC prior to the Closing. In this regard, the SRAC board of directors considered that there were risks associated with successful implementation of Momentus’ long term business plan and strategy and Momentus realizing the anticipated benefits of the Business Combination on the timeline expected or at all. The SRAC board of directors considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that SRAC stockholders may not fully realize these benefits to the extent that they expected to retain the public shares following the completion of the Business Combination. For additional description of these risks, please see the section titled “Risk Factors.”

Limitations of Review.    The SRAC board of directors considered that they were not obtaining an opinion from any independent investment banking or accounting firm that the price SRAC is paying to acquire Momentus is fair to SRAC or its stockholders from a financial point of view. In addition, SRAC board of directors considered the limits of the due diligence performed by SRAC’s management and outside advisors and the inherent risk that even a thorough review may not uncover all potential risks of the business. In particular, SRAC board of directors considered the fact that none of the directors or officers of SRAC are engineers or physicists, and therefore their views as to the technical and commercial viability of Momentus’ technology relied on the review and conclusions of experts that SRAC engaged as part of its due diligence review, as well as the representations of Momentus’ senior management. Accordingly, the SRAC board of directors considered that SRAC may not have properly valued the business or identified all potential risks with respect to the business or technology.

No Survival of Remedies for Breach of Representations, Warranties or Covenants of Momentus.    The SRAC board of directors considered that the terms of the Merger Agreement provide that SRAC will not have any surviving remedies against the sellers of Momentus after the Closing to recover for losses as a result of any inaccuracies or breaches of Momentus’ representations, warranties or covenants set forth in the Merger Agreement. As a result, SRAC stockholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of Momentus prior to the Closing, whether determined before or after the Closing, without any ability to reduce the number of shares to be issued in the Business Combination or recover for the amount of any damages. The SRAC board of directors determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current holders of Momentus stock will be the majority stockholders in Momentus after the completion of the Business Combination.

Litigation.    The SRAC board of directors considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.

Liquidation of SRAC.    the SRAC board of directors considered the risks and costs to SRAC’s business if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in our inability to effect a business combination by August 13, 2021 or the extension date, as applicable, and force SRAC to liquidate and the warrants to expire worthless.

Fees and Expenses.    The SRAC board of directors considered the fees and expenses associated with completing the Business Combination.

Other Risks.    Various other risks associated with the Business Combination, the business of SRAC and the business of Momentus described under “Risk Factors.”

Interests of Certain Persons.    Some officers and directors of SRAC may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of SRAC’s stockholders (see “The Business Combination and Merger Agreement — Interests of Certain SRAC Persons in the Business Combination.” SRAC’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the SRAC board of directors, the Merger Agreement and the transactions contemplated therein, including the Business Combination. SRAC’s board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for the IPO or included in this proxy statement/consent solicitation statement/prospectus, (ii) these disparate interests would exist with respect to a business combination by SRAC with any other target business or businesses and (iii) a significant portion of the consideration to SRAC’s directors and executive officers was structured to be realized based on the future performance of the Momentus common stock.

COVID-19.    The SRAC board of directors considered the uncertainties regarding the potential impacts of the COVID-19 virus and related economic disruptions on Momentus’ operations and demand for its products.

Based on its review of the forgoing considerations, the SRAC board of directors concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expects SRAC stockholders will receive as a result of the Business Combination. The SRAC board of directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The preceding discussion of the information and factors considered by the SRAC board of directors is not intended to be exhaustive but includes the material factors considered by the SRAC board of directors. In view of the complexity and wide variety of factors considered by the SRAC board of directors in connection with its evaluation of the Business Combination, the SRAC board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the SRAC board of directors may have given different weight to different factors. The SRAC board of directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of the SRAC board of directors’ reasons for its approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

SRAC’s Board of Directors’ Reasons for the Approval of the Third Amendment

On June 28, 2021, the SRAC board of directors (i) approved the Third Amendment, (ii) determined that the Business Combination is in the best interests of SRAC and its stockholders, and (iii) recommended that SRAC’s stockholders approve and adopt the Business Combination, as amended by the Third Amendment.

In making those determinations, the SRAC board of directors considered the reasons, potentially negative factors and risks of the Business Combination described above, including in the context of developments, changes and other circumstances with respect to Momentus and SRAC since the board originally approved the Business Combination on October 7, 2020, as further described in this proxy statement/consent solicitation statement/prospectus. In particular, the board considered the following material factors:

•        The reduced valuation of Momentus from $1.131 billion to $566.6 million, which will result in SRAC’s stockholders owning approximately 26% (increased to 28.2% after the decrease in the PIPE Investment, but excluding the warrants to be issued in connection therewith) of the issued and outstanding shares of the Combined Company (with public stockholders owning approximately 19% (increased to approximately 21% after the decrease in the PIPE Investment, but excluding the warrants to be issued in connection therewith), compared to approximately 17% before the Third Amendment (with public stockholders owning approximately 12%), in each case, assuming no redemptions by SRAC’s public stockholders in connection with the Business Combination.

•        The resolution of CFIUS’s review of historical acquisitions of interests in Momentus by Mr. Kokorich, his wife, and entities they control as reflected in the National Security Agreement, including the requirements and restrictions that Momentus is subject to in order to protect U.S. national security, certain of which may materially and adversely affect Momentus’ operating results.

•        The departure of Mr. Kokorich from Momentus, including the loss of his knowledge of Momentus, its business, customers and partners, as well as the loss of his technical expertise. While Mr. Kokorich had invented the majority of Momentus’ inventions, the board of directors considered the fact that Momentus, rather than Mr. Kokorich, owned the inventions and other intellectual property created by Mr. Kokorich relating to Momentus’ technology. The board also evaluated the impact on Momentus’ business since his departure in January 2021 and determined that his departure had not had a material adverse effect on the business. The board considered the fact that his departure helped accelerate the resolution of the U.S. government’s national security and foreign ownership concerns relating to Momentus. In addition, the board reviewed the qualifications, skills and depth of Momentus’ existing management team, engineers and other key employees and determined that the team collectively has sufficient knowledge, experience and expertise to continue executing on Momentus’ business plan and developing its technologies.

•        The delays in Momentus’ launch schedule and the risks with respect to Momentus’ ability to obtain the necessary licenses and regulatory approvals from the U.S. government for its missions, as well as customer order cancellations as a result of the launch cancellations.

•        The reduction in Momentus’ backlog from $90 million as of November 1, 2020 to $66 million as of June 11, 2021.

•        The risks with respect to Momentus’ technology, including the fact that the technology underlying its anticipated service offerings (including its water plasma propulsion technology) is still in the process of being developed and has not been fully tested or validated in space and may never have the capabilities or functionality in space that Momentus currently expects.

•        The potential commercial opportunities for Momentus’ technology if it is fully developed, tested and validated in space.

•        The suspension of joint efforts between Momentus and SpaceX while Momentus works to secure approvals from the U.S. government that are required for its missions, and the potential that such approvals may take longer than expected to obtain or may never be obtained, as well as the potential negative impact on Momentus’ relationship with SpaceX as a result of such suspension.

•        The uncertainty with respect to the outcome of the investigation by the Division of Enforcement of the SEC.

Satisfaction of the 80% Test

It is a requirement under the existing charter and Nasdaq listing requirements that the target business acquired in SRAC’s initial business combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for SRAC’s initial business combination. As of October 7, 2020, the date of the execution of the Merger Agreement, the balance of funds held in the Trust Account was at least $173,095,867.91, and 80% thereof represents approximately $138,475,000. The SRAC Board considered all of the factors described above and the fact that the aggregate consideration for Momentus was the result of arm’s length negotiations with Momentus. As a result, SRAC’s board of directors concluded that the fair market value of the business acquired was in excess of 80% of the assets held in the Trust Account (excluding any taxes payable on the interest earned on the Trust Account). In light of the financial background and experience of the members of SRAC’s management team and SRAC’s board of directors, SRAC’s board of directors believes that the members of the management team and the SRAC Board are qualified to determine whether the Business Combination meets the 80% test.

Recommendation of Momentus’ Board of Directors and Reasons for the Business Combination

After consideration, Momentus’ board of directors adopted resolutions unanimously determining that the Merger Agreement, the Mergers contemplated by the Merger Agreement and the other transactions contemplated by the Merger Agreement were advisable, fair to and in the best interests of Momentus and Momentus stockholders, approved the Merger Agreement and the transactions contemplated thereby, including the Mergers, and directed that the Merger Agreement be submitted to the Momentus stockholders for their consideration. Momentus’ board of directors unanimously recommends that the Momentus stockholders adopt the Merger Agreement and approve the transactions contemplated thereby, including the Mergers, by executing and delivering the written consent furnished with this proxy statement/consent solicitation statement/prospectus.

In reaching its decision to unanimously approve and declare advisable the Merger Agreement, and in resolving to recommend that Momentus stockholders adopt the Merger Agreement and thereby approve the Mergers and the other transactions contemplated by the Merger Agreement, Momentus’ board of directors consulted with Momentus’ management, as well as its financial and legal advisors, and considered a number of factors, including its knowledge of Momentus’ business, operations, financial condition, earnings and prospects, and its knowledge of the financial and capital markets. Among the various factors that Momentus’ board of directors considered in favor of its decision are:

•        Other Alternatives.

It is the belief of Momentus’ board of directors, after review of alternative strategic opportunities from time to time, including strategic transactions with other partners and the possibility of, and benefits and risks associated with, continuing to operate Momentus as an independent, stand-alone entity, that the proposed Business Combination represents the best potential transaction for Momentus to create greater value for Momentus stockholders, while also providing greater liquidity for its stockholders by owning stock in a public company.

•        Terms of the Merger Agreement.

Momentus’ board of directors considered the terms and conditions of the Merger Agreement, including but not limited to the nature and scope of the closing conditions and the likelihood of obtaining any necessary approvals, in addition to the transactions contemplated thereby, including the Mergers.

•        Consideration Received by Momentus Stockholders.

Momentus’ board of directors considered the amount of consideration to be received by the Momentus Stockholders in the proposed Mergers under the terms and conditions of the Merger Agreement.

•        Size of Post-Combination Company.

Momentus’ board of directors considered the implied enterprise value of approximately $1.2 billion for the Combined Company at the closing, providing Momentus Stockholders with the opportunity to go forward with ownership in a public company with a larger market capitalization.

•        Access to Capital.

Momentus’ board of directors considered the current industry trends and market conditions affecting the Company and the cost of alternative means of raising capital and expects that the Business Combination would be a more time- and cost-effective means to access capital and repay its existing indebtedness than other options considered.

•        Benefit from Being a Public Company.

Momentus’ board of directors believes that under new public ownership it will have the flexibility and financial resources to pursue and execute a growth strategy to increase revenue and stockholder value and will benefit from being publicly traded, and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

•        Opportunity to Increase Earnings and Expand Prospects.

Momentus’ board of directors considered the financial condition, historical results of operations, and business and strategic objectives of the Company, as well as the risks involved in achieving those objectives, and believes that the Business Combination will create an opportunity for Momentus to increase future earnings and cultivate superior prospects compared to continuing to operate Momentus as a private, independent, stand-alone entity.

•        Sponsor Agreement.

Momentus’ board of directors considered that, pursuant to the Sponsor Agreement, among other things, Sponsor and SRAC Partners will surrender to SRAC the Sponsor Contingent Closing Shares, the Sponsor and SRAC Partners agreed to vote all of the shares of the capital stock of the Company they hold, representing approximately 20% of the aggregate voting power of the Company, support the transactions contemplated by the Merger Agreement, including agreeing to vote in favor of the adoption of the Merger Agreement at the Special Meeting and not to redeem such shares in connection with the transactions contemplated by the Merger Agreement.

•        Support Agreements.

Momentus’ board of directors considered that Mikhail Kokorich, PML, and an affiliated entity of PML (each, a “Written Consent Party”), which collectively held (together with any permitted transferees) (a) a majority of the outstanding voting power of Momentus stock issued and outstanding as of October 7, 2020 (voting as a single class and on an as-converted basis), (b) a majority of the shares of Momentus common stock issued and outstanding as of the date hereof (voting as a single class) and (c) a majority of the shares of Momentus preferred stock issued and outstanding as of the date hereof (voting as a single class and on an as-converted basis), entered into Support Agreements with SRAC, pursuant to which, among other things, each Written Consent Party agreed to support the transactions contemplated by the Merger Agreement, including agreeing to execute a written consent constituting the requisite Company stockholder approval within three (3) business days of the Registration Statement becoming effective. For a more detailed description of the Support Agreement, see the sections titled “The Business Combination and the Merger Agreement — Certain Agreements Related to the Business Combination — Support Agreements” beginning on page 126 of this proxy statement/consent solicitation statement/prospectus.

•        Lock-up Agreement.

Momentus’ board of directors also considered that in connection with the consummation of the Mergers, the Company, Momentus and certain Momentus Stockholders who will receive Class A Common Stock will enter into a Lock-Up Agreement. Under the Lock-Up Agreement, such stockholders will agree not to, without the prior written consent of the board of directors of the Company, (i) sell or otherwise dispose of, or agree to sell or dispose of, any shares of Class A Common Stock held by the stockholder immediately after the effective time of the Mergers or any shares of Class A Common Stock issuable upon the exercise of options, warrants or other convertible securities to purchase shares of Class A Common Stock held by the stockholder immediately after the effective time of the Mergers (“Lock-Up Shares”), (ii) enter into any arrangement that transfers to another any of the economic consequences of ownership of any of such Lock-Up Shares, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) for 180 days after the closing date of the Mergers (or, if earlier, the date that the Class A Common Stock trades at or above $12.00 per share for any 20 trading days in a 30 trading day period after the Closing).

•        Registration Rights Agreement.

Momentus’ board of directors also considered that in connection with the consummation of the Mergers, SRAC, Sponsor, certain existing holder(s) of SRAC capital stock (including SRAC Partners) and certain Company stockholders, in each case who will receive SRAC Class A common stock pursuant to the Merger Agreement and the transactions contemplated thereby will enter into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, such holders and their permitted transferees will be entitled to certain customary registration rights, including, among other things, demand, shelf and piggy-back rights, subject to cut-back provisions. Pursuant to the Registration Rights Agreement, Sponsor and SRAC Partners will agree not to sell, transfer, pledge or otherwise dispose of shares of SRAC Class A common stock or other securities exercisable therefor for certain time periods specified therein. For a more detailed description of the Registration Rights Agreement, see the section titled “The Business Combination and the Merger Agreement — Certain Agreements Related to the Business Combination — Amended and Restated Registration Rights Agreement” beginning on page 128 of this proxy statement/consent solicitation statement/prospectus.

Momentus’ board of directors also considered the following negative factors:

•        Risk that the Business Combination may not be completed.

Momentus’ board of directors considered the risk that the Business Combination might not be consummated in a timely manner or at all, due to a lack of stockholder approval or failure to satisfy various conditions to closing.

•        Effects on reputation, business and employees if the Business Combination is not completed.

Momentus’ board of directors considered the possibility that the Business Combination might not be completed and that there may be an adverse effect on Momentus’ reputation, business and employees upon the public announcement of the agreement to enter into the Merger Agreement or in the event the Business Combination is not completed.

•        Expenses and challenges.

Momentus’ board of directors considered the expenses to be incurred in connection with the Business Combination and related administrative challenges associated with combining the companies.

•        Costs of being a public company.

Momentus’ board of directors considered the additional public company expenses and obligations that Momentus’ business will be subject to following the closing that it has not previously been subject to as a private company.

•        Restrictions on operation of Momentus’ business.

Momentus’ board of directors considered the fact that, although Momentus will continue to exercise, consistent with the terms and conditions of the Merger Agreement, control and supervision over its operations prior to the closing, the Merger Agreement generally obligates Momentus, subject to the Company’s prior consent (which consent may not be unreasonably withheld, conditioned or delayed), to conduct its business in the ordinary course of business consistent with past practice and in accordance with specified restrictions, which might delay or prevent Momentus from undertaking certain business opportunities that might arise pending closing.

•        Interests of Momentus executive officers and directors.

Momentus’ board of directors considered the fact that certain executive officers and directors of Momentus have interests in the Business Combination that may be different from, or in addition to, the interests of Momentus Stockholders generally, including the manner in which they would be affected by the Business Combination. Additionally, the Momentus’ board of directors considered the fact that PML, which is affiliated with Dakin Sloss, one of Momentus’ former directors, would receive up to $30 million pursuant to the repurchase agreement, under which SRAC would repurchase up to 3,000,000 of the shares of Combined Company Class A common stock to be received by PML pursuant to the Mergers, for a price of $10.00 per share (such repurchase was subsequently cancelled).

•        Other risks.

Momentus’ board of directors considered various other risks associated with the Business Combination, including the risks described in the section titled “Risk Factors.”

The foregoing discussion of the factors considered by Momentus’ board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by Momentus’ board of directors. In reaching its decision to unanimously approve, and declare advisable, the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement, Momentus’ board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. Momentus’ board of directors considered all these factors as a whole, including discussions with, and questioning of, Momentus’ management and financial and legal advisors, and, overall, considered these factors to be favorable to, and to support, its determination.

Momentus’ board of directors concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expected Momentus Stockholders would receive as a result of the Business Combination, including the belief of Momentus’ board of directors that the Business Combination would maximize the immediate value of shares of Momentus capital stock, and eliminate the risk and uncertainty affecting the future prospects of Momentus, including the potential execution risks associated with going public and pursuing its business plan as a public company. Accordingly, Momentus’ board of directors determined that the Mergers and the other transactions contemplated by the Merger Agreement are advisable and fair to, and in the best interests of, Momentus and its stockholders, and unanimously approved, and declared advisable, the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement. Momentus’ board of directors recommends that Momentus Stockholders consent to the Momentus Proposal described in the section titled “Momentus Solicitation of Written Consents — Purpose of the Consent Solicitation” beginning on page 102 of this proxy statement/consent solicitation statement/prospectus.

Interests of the Momentus Directors and Executive Officers

Momentus’ directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of SRAC’s stockholders and warrant holders generally. These interests include, among other things, the interests listed below:

Treatment of Momentus Equity Awards in the Business Combination

Under the Merger Agreement, all outstanding stock options (other than a single non-plan option, which will be cancelled as of the Closing) and restricted stock awards granted by Momentus prior to the Closing will be converted to awards for an adjusted number of shares of Combined Company Class A common stock (and in the case of options, an adjusted exercise price), which will otherwise be subject to same terms and conditions as were in effect prior to the Closing. See the section titled “The Business Combination and the Merger Agreement — Treatment of Momentus Equity Interests” for more information.

The amounts listed in the table below represent (i) the number of assumed stock options (whether vested or unvested) held, as of June 14, 2021, on an estimated as-converted basis, by each individual who is currently an executive officer or director of Momentus, and (ii) the estimated intrinsic value of each executive officer and director’s stock options (whether vested or unvested). “Intrinsic value” refers to the amount equal to (i) the excess of (a) $10.00 over (b) the exercise price of the option multiplied by (ii) the number of shares subject to the option.

Name	Options	Intrinsic Value
Dawn Harms	248,656	$2,414,450
Fred Kennedy	—	—
Jikun Kim	—	—
Alexander Fishkin	592,263	$5,750,874
Jon Layman(1)	—	—

____________

(1)      Mr. Layman, who is affiliated with PML, succeeded Dakin Sloss as director, effective May 2021.

Certain Other Equity Interests of Momentus Officers and Directors

The amounts listed in the table below represent the number of shares of vested stock held, as of June 14, 2021 and on an estimated as-converted to Combined Company Class A common stock basis, by each individual who is currently an executive officer or director of Momentus. “Intrinsic value” in the case of such shares refers to the amount equal to (i) $10.00 multiplied by (ii) the number of shares.

Name	Vested Stock		Intrinsic Value
Dawn Harms	—		—
Fred Kennedy	—		—
Jikun Kim	—		—
Alexander Fishkin	—		—
Jon Layman	25,783,557	(1)	$257,835,570

____________

(1)      Includes 15,946,667 shares held by PML, 6,320,960 shares held of record by Momentus PML SPV 1 LP (“PML SPV 1”), 1,010,244 shares held of record by Momentus PML SPV 2 LP (“PML SPV 2”), and 2,505,686 shares held of record by Momentus PMS SPV3 LP (“PML SPV 3”) Jon Layman is affiliated with PML GP and therefore may be deemed to have or share beneficial ownership of the shares held by PML, PML SPV 1, PML SPV 2 and PML SPV 3 during his tenure on our board of directors.

New Equity Awards to Executive Officers

Momentus has entered into offer letters with Fred Kennedy and Jikun Kim, pursuant to which Momentus has agreed, subject to approval of the Combined Company Board, to grant each such executive officer either (i) a stock option to purchase a fixed number of shares of Combined Company Class A common stock or (ii) a variable award of equity having a stated grant date fair value, at the sole discretion of the Combined Company Board. Specifically, Fred Kennedy may be granted a stock option to purchase 4,500,000 shares of Combined Company Class A common stock or a variable award of stock options or RSUs with fair market value of $5,000,000, and Jikun Kim may be granted a stock option to purchase 2,500,000 shares of Combined Company Class A common stock or a variable award of stock options or RSUs with fair market value of $4,000,000.

Such equity awards will be granted under the 2021 Equity Incentive Plan, which is being adopted in connection with the Business Combination, subject to stockholder approval. For additional information about the 2021 Equity Incentive Plan and these awards, see the section titled “Proposal No. 5 — Approval of the 2021 Equity Incentive Plan Proposal.”

Employee Benefits

The Merger Agreement requires the Combined Company to continue to provide certain compensation and benefits for at least a period of one year following the Closing, as well as to take certain actions in respect of employee benefits provided to continuing employees of Momentus, including its executive officers. Assuming the value of each executive officer’s benefits is approximately $2,500 a month, each executive officer of Momentus who will continue to be an executive officer of the Combined Company will receive approximately $30,000 in benefits for the one-year period following the Closing.

Interests of Certain SRAC Persons in the Business Combination

When you consider the recommendation of the SRAC Board in favor of approval of the Business Combination Proposal and the other Proposals included herein, you should keep in mind that the Sponsor and SRAC’s directors have interests in such Proposal that are different from, or in addition to (and which may conflict with), the interests of our stockholders and warrant holders generally. The SRAC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Merger Agreement and in recommending to our stockholders that they vote in favor of the Proposals presented at the Special Meeting, including the Business Combination Proposal. SRAC stockholders should take these interests into account in deciding whether to approve the Proposals presented at the Special Meeting, including the Business Combination Proposal. These interests include, among other things:

•        If we do not consummate a business combination by August 13, 2021 or the extension date, as applicable, we would (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, the 3,886,029 shares of Class B common stock owned by our Sponsor and the 176,471 shares of Class B common stock owned by SRAC Partners would be worthless because following the redemption of the public shares, we would likely have few, if any, net assets and because the Sponsor and each of SRAC’s officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period. Additionally, in such event, the 495,000 private placement units that the Sponsor paid $4.95 million for will expire worthless. All of SRAC’s officers and directors have a direct or indirect economic interest in such shares and private placement units. The 4,062,500 shares of Class A common stock that the initial stockholders and their permitted transferees will hold following the Business Combination, if unrestricted and freely tradable, would have had aggregate market value of approximately $53.5 million based upon the closing price of $12.41 per share of Class A common stock on Nasdaq on July 9, 2021, the most recent practicable date prior to the date of this proxy statement/consent solicitation statement/prospectus. Given such shares of Class A common stock will be subject to certain restrictions, we believe such shares have less value. The 495,000 private placement units that the Sponsor will hold following the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $7.2 million based upon the closing price of $14.61 per unit on Nasdaq on July 9, 2021, the most recent practicable date prior to the date of this proxy statement/consent solicitation statement/prospectus.

•        Our Sponsor holds 495,000 private placement units and Cantor owns 50,000 private placement units that would expire worthless if a business combination is not consummated.

•        Our Sponsor, its officers and directors, and or Sponsor’s affiliate, SRAC Partners, have agreed not to redeem any of the founder shares or shares of Class A common stock (including private placement shares) held by them in connection with a stockholder vote to approve the Business Combination.

•        Our Sponsor paid an aggregate of $25,000 for its founder shares and such securities will have a significantly higher value at the time of the Business Combination, which, after giving effect to the transfer of shares to SRAC Partners, if unrestricted and freely tradable would be valued at approximately $53.5 million, based on the closing price of our Class A common stock on July 9, 2021.

•        If the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser amount per public share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        the continuation of Brian Kabot, one of our existing directors, as a director of the Combined Company following the Closing.

•        Our officers were not permitted to become a director or officer of any other blank check company until we entered into a definitive agreement regarding an initial business combination.

•        Our Sponsor, its officers and directors, and our Sponsor’s affiliate, SRAC Partners, will lose their entire investment in us if an initial business combination is not completed.

•        Our existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy after the Business Combination.

•        We will enter into the Amended and Restated Registration Rights Agreement with our Sponsor and certain existing holder(s) of our capital stock (including SRAC Partners) and certain Momentus stockholders, which provides for registration rights to such parties.

•        Stable Road Capital, LLC and DIBALYD Investments, an affiliate of Nala Investments, which are affiliated with our Sponsor, have made loans to SRAC in the aggregate amount of $600,000 in order to finance transaction and working capital costs, and may make additional loans to SRAC in the future for the same purposes. SRAC will likely be unable to repay these loans in the event the Business Combination is not consummated.

•        Stable Road Capital, LLC and Nala Investments have committed an aggregate of $5.0 million to the PIPE Investment pursuant to Subscription Agreement.

•        Due to the low purchase price of the founder shares, our Sponsor and its affiliates can earn a positive return on their investment, even if other stockholders experience a negative return on their investment in the Combined Company (i.e. our Sponsor and its affiliates may still have a positive return even if, following consummation of the Business Combination, the Combined Company Class A common stock trades below $10.03 per share, which is the approximate value that public stockholders would receive if they exercised redemption rights as described herein).

In light of the foregoing, our Sponsor and SRAC’s directors and officers will receive material benefits from the completion of the Business Combination and may be incentivized to complete the Business Combination with Momentus rather than liquidate even if (i) Momentus is a less favorable target company or (ii) the terms of the Business Combination are less favorable to stockholders. This conflict is exacerbated by the fact that SRAC does not have sufficient time to pursue an alternative business combination since it has only until August 13, 2021 to complete its initial business combination, at which time it will be forced to liquidate and redeem all of the public shares if a business combination has not been completed. In this regard, in negotiating and deciding whether to approve Amendment No. 3 to the Merger Agreement, which among other changes includes a reduced enterprise valuation of Momentus from $1.131 billion to $566.6 million and extends the “outside date” (which is the date after which either party may terminate the Merger Agreement) from June 7, 2021 to August 13, 2021, the decision for our Sponsor, directors and officers was between continuing with the Business Combination with Momentus on the revised terms or liquidating (in which case SRAC’s public shareholders would receive approximately $10.03 per share based on the market value of the Trust Account as of June 30, 2021), as there is not sufficient time for SRAC to pursue an alternative business combination.

The existence of financial and personal interests of one or more of SRAC’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of SRAC and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the Proposals.

The financial and personal interests of the Sponsor as well as SRAC’s directors and officers may have influenced their motivation in identifying and selecting Momentus as a business combination target, completing an initial business combination with Momentus and influencing the operation of the business following the initial business combination. In considering the recommendations of SRAC’s board of directors to vote for the Proposals, its stockholders should consider these interests.

Certain Forecasted Financial Information for Momentus

Momentus does not as a matter of course make public projections as to future sales, earnings, or other results. However, management of Momentus provided internally prepared projections to SRAC presenting the projected total revenue, adjusted EBITDA and certain cash flow metrics of Momentus for each calendar year through 2027, which has been updated as set forth below under “Revised Forecasted Financial Information for Momentus.” The prospective financial information provided by Momentus management to SRAC and in the section titled “Revised Forecasted Financial Information for Momentus” was not prepared with a view toward compliance with SEC disclosure requirements or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but in the view of Momentus’ management, reflects to the best of management’s knowledge and reasonable belief at the time of preparation, the expected course of action and the expected future financial performance of Momentus as of the date of preparation. These projections were prepared solely for internal use, capital budgeting and other management purposes, are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments, and were not intended for third-party use, including by investors or stockholders. Moreover, this information is not fact and should not be relied upon as being indicative of future results, and readers of this proxy statement/consent solicitation statement/prospectus are cautioned not to place undue reliance on prospective financial information.

The projections reflect numerous assumptions, including assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict and many of which are beyond Momentus’ control, such as the risks and uncertainties contained in the section entitled “Risk Factors.” Except as specifically noted herein, the projections reflect the consistent application of the accounting policies of Momentus and should be read in conjunction with the accounting policies included in Note 2 accompanying the historical audited financial statements of Momentus for the year ended December 31, 2020 and the unaudited condensed financial statements of Momentus for the three months ended March 31, 2021, both of which are included in this proxy statement/consent solicitation statement/prospectus.

The projections of Momentus below under “Management Forecasted Financials” included certain revenue metrics which were not calculated in accordance with Accounting Standard Codification 606 (“ASC 606”) and therefore should not be considered comparable or equivalent to GAAP revenue. SRAC considered Momentus’ methodology for recognizing revenue in evaluating the projected financial information. The projections set forth below under “Forecast Using ASC 606 Accounting Standards,” which were prepared on the basis of GAAP revenue recognized in accordance with ASC 606, are presented as a comparison to management’s projections under “Management Forecasted Financials”. SRAC considered Momentus’ methodology for recognize revenue in evaluating the projected financial information.

The financial projections are forward-looking statements that are based on growth assumptions that are inherently subject to significant uncertainties and contingencies, including the risks discussed in the section of this proxy statement/consent solicitation statement/prospectus titled “Risk Factors,” many of which are beyond Momentus’ control. In particular, the projections are based on assumptions about Momentus’ ability to fully develop, test and validate its technology in space, including its water plasma propulsion technology, and assumes that Momentus can obtain the necessary licenses and regulatory approvals from the U.S. government for its missions on a timely basis. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. The inclusion of the projections in this proxy statement/consent solicitation statement/prospectus should not be regarded as an indication that SRAC, Momentus or their respective representatives considered or consider the projections to be a reliable prediction of future events, and reliance should not be placed on the projections in making a decision regarding the Business Combination given that the projections may be materially different than actual results.

Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. None of Momentus’ independent registered accounting firm, SRAC’s independent registered accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Accordingly, they should not be looked upon as “guidance” of any sort. Momentus will not refer back to these forecasts in its future periodic reports filed under the Exchange Act. Nonetheless, a summary of the financial projections is provided in this proxy statement/consent solicitation/prospectus because they were made available to SRAC and our board of directors in connection with their review of the proposed transaction. In addition, the financial projections under “Forecast Using ASC 606 Accounting Standards” have been updated as set forth under “Revised Forecasted Financial Information for Momentus.”

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR MOMENTUS, EACH OF SRAC AND MOMENTUS UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

In determining whether to enter into the Merger Agreement in October 2020, the SRAC board of directors considered the following projections, which were prepared prior to the completion of an audit conducted in accordance with the standards of the PCAOB:

Management Forecasted Financials(1)

($ in millions)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E
Satellite Transportation Services(1)	$2	$19	$122	$435	$852	$1,089	$1,453	$1,717
Satellite as a Service(1)	—	—	30	153	319	721	1,192	1,650
In-Orbit Services(1)	—	—	—	10	29	150	343	669
Revenue(1)	$2	$19	$152	$598	$1,200	$1,960	$2,987	$4,035
(%) Growth	NM	809%	718%	293%	101%	63%	52%	35%

Satellite Transportation Services	$(2)	$2	$42	$156	$399	$785	$1,030	$1,194
Satellite as a Service	—	—	21	70	158	505	796	1,031
In-Orbit Services	—	—	—	5	16	108	254	471
Gross Profit	$(2)	$2	$63	$230	$573	$1,398	$2,080	$2,696
(%) Margin	NM	NM	42%	39%	48%	71%	70%	67%

(-) SG&A	(8)	(15)	(21)	(27)	(36)	(46)	(59)	(76)
(-) R&D	(17)	(32)	(60)	(96)	(129)	(151)	(160)	(164)
EBITDA	$(27)	$(45)	$(18)	$107	$409	$1,201	$1,861	$2,455
% Margin	NM	NM	NM	18%	34%	61%	62%	61%

(-) CapEx	$(6)	$(20)	$(6)	$(7)	$(51)	$(10)	$(10)	$(12)
(-) Change in NWC	5	26	(11)	32	327	286	307	(27)
(-) Income tax paid (unlevered)	—	—	—	(4)	(84)	(250)	(389)	(513)
Unlevered Free Cash Flow	$(28)	$(39)	$(35)	$128	$601	$1,227	$1,769	$1,903

____________

NM – Not meaningful.

(1)      Non-GAAP revenue based on revenue recognition not in accordance with ASC 606 and is based on when certain manufacturing and vehicle integration milestones are projected to be reached, which milestones are relatively in line with payment schedules for customer advances. Set forth below are management projections based on revenue recognized in accordance with ASC 606.

Forecast Using ASC 606 Accounting Standards(1)(2)

($ in millions)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E
Satellite Transportation Services	$0.3	$12	$89	$277	$804	$998	$1,364	$1,717
Satellite as a Service	—	—	16	116	226	622	1,059	1,650
In-Orbit Services	—	—	—	10	29	150	343	669
Revenue	$0.3	$12	$104	$402	$1,058	$1,769	$2,767	$4,035
(%) Growth	NM	NM	762%	286%	163%	67%	56%	46%

Satellite Transportation Services	$0.3	$2	$20	$106	$312	$707	$972	$1,194
Satellite as a Service	—	—	7	32	65	405	664	1,031
In-Orbit Services	—	—	—	5	16	108	254	471
Gross Profit	$0.3	$2	$26	$142	$392	$1,220	$1,890	$2,696
(%) Margin	NM	19%	25%	35%	37%	69%	68%	67%

(-) SG&A	(19)	(16)	(21)	(27)	(36)	(46)	(59)	(76)
(-) R&D	(19)	(37)	(60)	(96)	(129)	(151)	(160)	(164)
EBITDA	$(37)	$(50)	$(55)	$18	$228	$1,024	$1,671	$2,455
% Margin	NM	NM	NM	5%	22%	58%	60%	61%

(-) CapEx	$(4)	$(20)	$(6)	$(7)	$(51)	$(10)	$(10)	$(12)
(-) Change in NWC	4	30	26	121	508	463	498	(27)
(-) Income tax paid (unlevered)	—	—	—	—	(20)	(213)	(349)	(513)
Unlevered Free Cash Flow	$(37)	$(40)	$(35)	$132	$665	$1,264	$1,809	$1,903

____________

(1)      In the forecast using ASC 606, Momentus’ services are considered a single performance obligation, to launch the transport vehicle carrying the customer’s payload on a third-party rocket. Under ASC 606, Momentus recognizes revenue at a point in time when control is transferred, which is considered to be the point in which a customer’s payload is released into its specified orbit.

(2)      The Forecast Using ASC 606 accounting standards are inclusive of minor updates to account for revised management budget financials for timing of incurrence of costs, expenses, capital expenditures and net working capital, and were immaterial in nature.

Revised Forecasted Financial Information for Momentus

On June 29, 2021, SRAC, Momentus and the other parties to the Merger Agreement entered into an amendment to the Merger Agreement to, among other things, reduce the enterprise valuation of Momentus from $1.131 billion to $566.6 million due to regulatory delays which have resulted in delays in the closing of the Business Combination and Momentus’ launch schedule.

As a result of these delays, Momentus has updated its financial projections as set forth below, which the SRAC board of directors considered in approving the Third Amendment.

($ in millions)	2020A	2021E	2022E	2023E	2024E	2025E	2026E	2027E
Satellite Transportation Services	$0	$0	$5	$51	$350	$579	$874	$1,074
Satellite as a Service	—	—	0	15	59	197	439	896
In-Orbit Services	—	—	—	0	10	29	113	216
Revenue	$0	$0	$5	$66	$419	$805	$1,425	$2,185
% Growth	NM	NM	3,746%	1,227%	532%	92%	77%	53%

Satellite Transportation Services	$(0)	$0	$(13)	$5	$272	$477	$697	$827
Satellite as a Service	—	—	0	5	40	131	272	554
In-Orbit Services	—	—	—	0	8	25	88	167
Gross Profit	$(0)	$0	$(13)	$11	$320	$632	$1,057	$1,547
% Margin	NM	NM	(266)%	16%	76%	79%	74%	71%

(–) SG&A	(11)	(43)	(32)	(35)	(39)	(44)	(51)	(61)
(–) R&D	(23)	(39)	(61)	(93)	(119)	(136)	(147)	(152)
EBITDA	$(34)	$(81)	$(107)	$(118)	$162	$452	$858	$1,333
% Margin	NM	NM	NM	(177)%	39%	56%	60%	61%

(–) CapEx	$(2)	$(5)	$(35)	$(18)	$(52)	$(16)	$(7)	$(4)
(–) Change in NWC	0	(8)	12	100	144	286	344	372
(–) Income tax paid (unlevered)	(0)	—	—	—	0	(56)	(177)	(276)
(+) Other	3	—	—	—	—	—	—	—
Unlevered Free Cash Flow	$(33)	$(95)	$(129)	$(36)	$254	$666	$1,019	$1,425

Revisions relative to our original financial projections

Relative to our original expectations, our projected revenue and gross profits have generally slipped by 18 months. The revised projections reflect:

•        Delays in closing the Business Combination which affects Momentus projected cash position and execution of its business plan;

•        Restructuring activities in June 2021 to reduce headcount primarily with respect to research and development to sustain and conserve cash;

•        Cancellation of all planned missions in 2021 due to lack of FAA approval of Momentus payloads for the planned June 2021 missions;

•        Existing customer order cancellations as a result of these launch cancellations;

•        Slow down in customer orders driven by uncertainty as to when Momentus will be able to obtain government licenses and approvals to fly missions; and

•        Slower market adoption of our planned services due to regulatory issues in general.

The revised projected operating expenses reflect higher estimated research and development expenses for 2021 due to the restructuring activities in June 2021 and higher estimated SG&A expenses for 2021 related to legal expenses Momentus incurred for the CFIUS review which concluded on June 8, 2021 with its entry into the NSA, and the SEC proceeding discussed under “Information About Momentus — Legal Proceedings,” and expenses of implementing and complying with various requirements under the NSA.

Projected estimated capital expenditures are lower in 2021 due to delays in building out Momentus’ second manufacturing building due to a lack of funds. For 2022 and beyond, this reflects an accelerated ramp up as well as higher levels of expenditures for the development of an Ardoride factory, assuming the Business Combination closes, as well as higher refined estimates for the second manufacturing building by manufacturing function.

Basis for our financial projections

Momentus plans to offer in-space infrastructure services by building orbital transfer and service vehicles that will carry satellites and hosted payloads between orbits using an innovative water-based microwave electrothermal (MET) propulsion system. However, it should be noted that our technology is still unproven as we have not yet experimentally confirmed the ability of our MET thruster to generate thrust in space, or to do so in a manner that is sufficiently reliable and efficient to permit full commercialization of the technology. Our revenue forecasts are contingent upon our ability to fully develop, test and validate our technology in space, commercialize our technology and ramp up our manufacturing effort.

Additionally, our revenue forecasts are premised upon our assumption that the market for our services will be capacity-constrained over the first five years of our business plan (2021-2025), which are the years that we believe investors will use to anchor their investment views, as our competitors, like us, are in the early stages of introducing their service offerings to the market and we expect our MET propulsion technology to provide a competitive advantage for us. During this period, we expect our Transportation business to account for a significant majority (70%+) of our revenue. However, using space transportation industry revenue forecasts from Stratistics as a proxy for our total addressable market (TAM), our projections represent less than a 3% market share in each of these five years and less than a 1% market share for the five-year period in aggregate. We expect that our backlog will build and our customer adoption rates will accelerate once we have demonstrated our ability to reliably deploy and transport customer payloads in space, beginning with the inaugural mission of our Vigoride vehicle, which we plan to conduct as early as June 2022. As we further prove out our capabilities, we expect our Satellite as a Service and In-orbit servicing businesses to contribute progressively more to our revenue stream.

We expect our operations to be free cash flow negative in each of the next three years (2021-23) as we continue to invest in physical capital, working capital and research and development programs to develop and test our vehicles and ramp our production effort. We expect that our current cash and cash equivalents, the additional cash and cash equivalents we would receive upon the expected consummation of the Business Combination and the PIPE Investment, and our projected gross profit (revenue less cost of revenue), and additional funding from equity or debt financings will enable us to fund an anticipated $260 million of operating expenses, research and development expenses and capital expenditures during the period from 2021-2023.

While we have embedded some schedule and cost buffers into our financial projections to account for risks that we have identified as well as unforeseen difficulties, it is possible that our provisions will prove insufficient. Development program delays, further delays in receiving necessary government launch licenses or approvals, development or manufacturing cost overruns, or any of numerous other potential issues could result in a worsened financial outlook relative to what we have projected. Additionally, because our revenue forecasts are partially contingent upon market adoption as we prove out our capabilities, and because our ability to fund our development efforts are partially contingent upon our ability to generate revenue, any obstacles that delay our plans or negatively affect our near-term profitability could result in lower revenue generation and thus lower profitability far into the future, even after the initial obstacle has been overcome.

Developments that negatively affect our financial projections could put downward pressure on our enterprise value relative to the merger valuation as well as increase our need for additional capital. At our current cash burn rate, an additional one-year delay to our development program timeline and subsequent manufacturing ramp-up would add approximately $100 million dollars to our total capital need relative to our forecast, assuming no additional actions were taken to mitigate our cash outflow.

Contingencies and risks to our financial projections

Our financial projections are contingent upon many assumptions, some of which may prove incorrect. In general, these contingencies include, but are not limited to:

•        Our ability to secure sufficient funding to execute our planned development program and production ramp;

•        The availability of skilled engineering resources to develop and evolve our technical capabilities;

•        Our ability to achieve key product development milestones, including the entry into service of our Vigoride vehicle in 2022, Ardoride vehicle in 2024 and Fervoride vehicle in 2026;

•        Our ability to achieve reusability of our Vigoride vehicle in 2024;

•        Our ability to achieve reusability of our Ardoride vehicle in the 2025-26 timeframe;

•        Our ability to begin providing Satellite as a Service with our Vigoride vehicle in 2023;

•        Our ability to begin providing Satellite as a Service with our Ardoride vehicle in 2025;

•        Our ability to manufacture our orbital transfer vehicles on time and at anticipated costs on a recurring basis;

•        Our ability to develop a supply chain that can keep up with our manufacturing plan;

•        Our ability to reliably deliver our customers’ payloads into space;

•        Our ability to demonstrate key technological capabilities in orbit without unanticipated technical challenges;

•        Our ability to market our service offerings and demonstrate that we bring value to our customers;

•        Our ongoing compliance with the NSA we entered into with CFIUS;

•        Our ability to overcome any remaining national security concerns that the U.S. government may have;

•        Our ability to secure launch licenses and other regulatory approvals as prerequisites for launch;

•        Market evolution in accordance with our forecasted TAM, which is based on market research and may not be accurate;

•        Continued customer acceptance of our service offerings and continued orders as the market evolves; and

•        Our ability to successfully outmaneuver our competition offering similar services at competitive prices.

We discuss some of the key contingencies to our financial projections in greater detail below.

Our near-term financial forecasts are contingent upon our Vigoride development program

We are currently performing component- and system-level ground testing on multiple Vigoride spacecraft, to include environmental, performance, and life testing. Ensuring that the Vigoride spacecraft and its attendant customer payloads can survive launch loads is essential, and we perform vibration tests of the fully assembled spacecraft to validate the design and verify workmanship. We also perform tests of the fully assembled spacecraft in a vacuum environment to demonstrate that the vehicle’s subsystems (e.g., avionics, sensors, actuators and mechanisms) will operate as expected in space.

While we haven’t yet flown any of our vehicles in space, we believe, based on our extensive ground-test campaign, that the block 2.0 version of our Vigoride vehicle can perform the full range of services that we plan to offer our Space Transportation customers which do not require very large orbit changes. Block 2.0 is fully developed, flight qualified, and ready for launch, although we currently lack the U.S. government approvals that are necessary to launch it into space from U.S. soil.

Relative to our Block 2.0 baseline, we have recently made, and are in the process of ground-testing, certain improvements to our thruster design to increase our delta-v capability. These improvements are focused on increasing the thruster’s specific impulse and total lifetime. The version of the MET thruster that we are ground-testing is performing at approximately 1.3 times the specific impulse of the Vigoride 2 thruster, which is consistent with technical performance assumptions in our financial projections for our Space Transportation business. Innovations to the nozzle design also allow the nozzle to operate at a significantly lower temperature, which gives us confidence that it will have a much longer life than prior designs. This version of the thruster is undergoing life testing now with testing expected to complete in the fourth quarter of 2021. Vigoride Block 2.0 also has the basic capabilities that we will need to begin our Satellite as a Service business, although we plan to introduce additional Vigoride design features in 2022 and 2023 that we believe will improve on these basic capabilities and thereby increase market capture for our Satellite as a Service business.

In addition to the extensive ground-testing that we have already conducted and will continue to conduct, the next step in our design process is to conduct a demonstration flight in space, as early as June 2022, to validate all aspects of our system design and operation in space, although our plan is contingent upon receipt of all necessary government licenses and approvals as well as our ability to secure slots on our launch provider’s manifest. While we believe our design and analysis process until now, including our extensive ground-testing campaign, to have been fulsome, we recognize the inherent risk that our vehicles might perform differently in space relative to our expectations. Once we observe our vehicle’s performance in space during our inaugural mission or subsequent missions, we may need to make significant changes to our Vigoride vehicle design, and this may drive delays to our operations and reductions to our financial projections.

Our medium-term financial forecasts are contingent upon achieving reusability

We are forecasting significant margin improvement in 2024 associated with our assumption that we will then achieve reusability in our Vigoride vehicle. To achieve reusability, a Vigoride vehicle that is already in space must be able to 1) maneuver in close proximity to rendezvous with client payloads in space following their release from the launch vehicle that brought them there; 2) latch onto the client payload and “pack” it for transportation; 3) rendezvous with and latch onto cannisters of propellant (water) in space; and 4) refuel itself for upcoming missions. While the capabilities that we will need to perform this sequence, including rendezvous and proximity operations, robotic capture and fluid transfer capabilities, are still in development, we believe our internal development timeline provides ample opportunity for in-flight experimentation and system refinement in support of reusable Vigoride operations by 2024. In addition, we expect that the systems that our partners and we are developing for Vigoride will be scalable to support future reusability of the larger vehicles that we are developing (Ardoride and Fervoride). While our financial projections allow for some schedule delays and development cost overruns relative to our internal targets, it is possible that achieving reusability could take longer or cost more than we have provisioned, or that we don’t achieve reusability at all, which could result in a material downward revision to our financial projections.

We are working with external partners to develop a rendezvous and proximity operations (RPO) capability, which entails the detection and tracking of a client satellite in space by a “chaser” satellite. To accomplish this, the chaser satellite must be able to closely approach the client satellite to within the range of its tracking sensors and then maintain its relative position. We plan to use existing off the shelf sensors in combination with custom software to perform RPO missions, although it is possible that these sensors and software may not allow us to sufficiently track and detect client satellites. The detailed development of the software that we plan to use for RPO missions is expected to commence in the third quarter of 2021, and we plan to conduct an initial flight demonstration of our RPO capability on our inaugural launch. Lessons learned from this demonstration mission will be folded into future design updates as we progress toward our target reusability date in 2024.

We are also working with partners to develop a robotic capture system that will allow our vehicle to latch onto a client satellite. The core robotics are based on a generic product being developed by our partner. Ground testing of the full robotic capture system is planned for mid-2022 with a flight demonstration planned for the fourth quarter of 2022 or first quarter of 2023. We believe issues discovered during the initial demonstration of the system will be correctable and we plan to implement lessons learned during subsequent demonstration flights as we progress toward our target reusability date in 2024.

We also need to develop a fluid transfer system which will allow Vigoride to be refueled in orbit. While flight-qualified systems exist that are suitable for this purpose, we are currently exploring internally developed alternatives in attempt to reduce our recurring costs. We plan to flight demonstrate some of these technologies during our inaugural mission and are currently planning to flight test a full refueling system in the fourth quarter of 2022 or first quarter of 2023. We plan to implement lessons learned from these demonstration flights during subsequent demonstration flights as we progress toward our target reusability date in 2024.

Our longer-term financial forecasts are contingent upon the development of our larger vehicles

Our financial projections are contingent upon our ability to introduce our larger Ardoride vehicle into revenue service in 2024 and to introduce our even larger Fervoride vehicle into revenue service in 2026. We plan to begin with hybrid commercial-demonstration flights as we are doing with Vigoride. Both Ardoride and Fervoride are in the very early stages of system definition and will require significantly more development prior to their respective entry into service

(EIS) dates. While we believe the existing space industry supply chain already has most of the capabilities that it will need to support our Ardoride and Fervoride programs, three notable exceptions that we are monitoring as risk items include propulsion system development, power system development and design for low cost.

We are in the early stages of developing a propulsion system for Ardoride. More specifically, we are scaling up the performance of our plasma propulsion system to support Ardoride, which is a much larger vehicle compared to Vigoride, and thus requires greater thrust and power. While we have successfully fired a test thruster with nitrogen gas as a propellant in support of Ardoride development, we have not yet fired it at full power with water as a propellant. Many design challenges must be overcome before we will be ready for an initial space demonstration. The Fervoride propulsion system has not yet begun development.

Low-cost electrical power will be needed for economical operation of the Ardoride and Fervoride thrusters. While commercially available solar array products are sufficient to produce the power that we will require, they are expensive to operate. We are striving for a cost point that is substantially below the cost of commercially available systems and we have designed our own low-cost solar array to meet this target. This solar array will be introduced on Vigoride with an initial demonstration flight planned for 2022. Once we prove out our design on Vigoride, we plan to expand the design to meet Ardoride’s higher power requirement. This expansion effort will begin development in 2022.

In general, we need to build Ardoride and Fervoride at a much lower cost than traditional spacecraft. Because much of the design-for-manufacturability approach we are taking is common to our entire product line, our Vigoride experience will inform our pursuit of minimal recurring costs on Ardoride and Fervoride. However, we will also need to drive down the cost of our sub-contracted components. There is risk that it will take longer than expected to reach our cost targets or that we might not reach them at all, which could negatively affect our projected profitability.

Key risk areas that we are monitoring around our contingencies include, but are not limited to:

•        Potential for delays or other potential problems that we may encounter in leasing and outfitting a facility to build our Ardoride and Fervoride vehicles;

•        Potential problems that we may encounter with our development of technology permitting reuse, including the acquisition and/or development of appropriate sensors, robotic arms and end effectors, refueling devices, software/algorithms to support rendezvous and proximity operations, supporting elements such as on-orbit propellant depots and palletized customer delivery devices;

•        Potential problems we may encounter with our development of extended operational lifetime for key subsystems, including the MET;

•        Potential problems that we may encounter developing or acquiring capabilities to permit Satellite as a Service functionality, including the integration of standardized capability extension modules for our spacecraft, robust data standards and formats, and procuring or developing communications hardware and software to support deep space operations (geosynchronous orbit and beyond);

•        Potential for delays or other potential issues in obtaining government launch licenses or approvals or slots on launch provider manifests; and

•        Potential for the market for our services to develop more gradually than we have forecast or for competing products and services to crowd out our service offerings.

Comparable Company Analysis

In determining whether to enter into the Merger Agreement in October 2020, SRAC’s management also considered a comparable company analysis to assess the value that the public markets would likely ascribe to Momentus and this analysis was presented to the SRAC Board. These companies were selected by SRAC as publicly traded companies having businesses that were considered, in certain respects, to be similar to the Combined Company’s business. Although none of the selected companies reviewed in this analysis were directly comparable to Momentus, the companies had one or more similar operating and financial characteristics as Momentus.

SRAC looked at several categories of potentially comparable companies, including traditional launch providers, such as Avio and Aerojet Rocketdyne, and larger defense or aerospace companies, including Airbus, Boeing, L3Harris, Lockheed Martin, Maxar Technologies, Northrup Grumman and Thales. In addition, SRAC reviewed a comparable company analysis based on Virgin Galactic estimates for 2024 and 2025. The SRAC Board reviewed the enterprise value divided by revenue and EBITDA of each of the selected companies. These estimates are based on publicly available consensus research analysts’ estimates and other publicly available information, all as of October 2, 2020. In addition, all estimates were calendarized to December year-ends.

The enterprise value divided by revenue and EBITDA for the selected companies are summarized in the table below:

(CY2021 estimates unless otherwise indicated)	EV/Revenue	EV/EBITDA
Virgin Galactic
CY2024 Expected	11.0x	35.7x
CY2025 Expected	8.8x	29.6x

Traditional Launch Providers
Avio S.p.A.	0.8x	10.7x
Aerojet Rocketdyne	1.5x	10.9x
Median	1.2x	10.8x
(CY2021 estimates unless otherwise indicated)	EV/Revenue	EV/EBITDA
Large Defense/Space Sector
Airbus	1.1x	9.3x
Boeing	1.7x	16.1x
L3Harris	2.3x	10.9x
Lockheed Martin	1.9x	12.1x
Maxar Technologies	2.2x	9.1x
Northrup Grumman	1.9x	13.0x
Thales	1.0x	8.0x
Median	1.9x	10.9x

Accounting Treatment of the Business Combination

The Business Combination is accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, SRAC is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination is treated as the equivalent of Momentus issuing stock for the net assets of SRAC, accompanied by a recapitalization. The net assets of SRAC are stated at historical cost, with no goodwill or other intangible assets recorded. The determination is primarily based on the evaluation of the following facts and circumstances taking into consideration both the no redemption and maximum redemption scenarios:

•        Momentus’ existing stockholders will have the greater voting interest in the Combined Company with an estimated 60.2% voting interest under a No Redemption Scenario as of immediately following the Closing;

•        by virtue of such estimated voting interest upon the Closing, Momentus’ existing stockholders will have the ability to control decisions regarding the election and removal of directors and officers of the Combined Company following the Closing; and

•        Momentus’ senior management will be the senior management of the Combined Company.

Other factors were considered but they would not change the preponderance of factors indicating that Momentus was the accounting acquirer.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On October 22, 2020, SRAC and Momentus filed the required forms under the HSR Act with the Antitrust Division and the FTC, and the parties were granted early termination of the HSR Act 30-day waiting period on November 3, 2020.

At any time before or after the Closing, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities could take such action under applicable antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the Closing. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. SRAC cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, SRAC cannot assure you as to its result. Neither SRAC nor Momentus is aware of any material regulatory approvals or actions that are required for the Closing other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion of the material U.S. federal income tax considerations for beneficial owners of Class A common stock (i) of electing to have their Class A common stock redeemed for cash if the Business Combination is completed and (ii) of the Business Combination represents the opinion of Kirkland & Ellis LLP, United States tax counsel to SRAC, based on, and subject to, customary assumptions, qualifications and limitations, and the assumptions, qualifications and limitations herein and in the opinion included as Exhibit 8.1 hereto, as well as representations of SRAC.

Material U.S. Federal Income Tax Considerations of the Redemption

The following is a discussion of certain material U.S. federal income tax considerations for holders of our shares of Class A common stock that elect to have their Class A common stock redeemed for cash if the Business Combination is completed. This discussion applies only to Class A common stock that is held as a capital asset for U.S. federal income tax purposes. This discussion is limited to U.S. federal income tax considerations, and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:

•        banks and financial institutions or financial services entities;

•        broker dealers;

•        insurance companies;

•        dealers or traders in securities subject to a mark-to-market method of accounting with respect to shares of Class A common stock;

•        persons holding Class A common stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

•        U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•        “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        U.S. expatriates or former long-term residents of the U.S.;

•        governments or agencies or instrumentalities thereof and qualified foreign pension funds;

•        regulated investment companies (RICs) or real estate investment trusts (REITs);

•        persons subject to the alternative minimum tax provisions of the Code;

•        persons who received their shares of Class A common stock as compensation;

•        partnerships or other pass-through entities for U.S. federal income tax purposes;

•        persons holding founder shares;

•        persons required to accelerate the recognition of any item of gross income with respect to Class A common stock as a result of such income being recognized on an applicable financial statement; and

•        tax-exempt entities.

If you are a partnership (or other pass-through entity) for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners (or other owners) will generally depend on the status of the partners and your activities. Partnerships and their partners (or other owners) should consult their tax advisors with respect to the consequences to them of electing to have their Class A common stock redeemed for cash if the Business Combination is completed.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this proxy statement/consent solicitation statement/prospectus may affect the tax consequences described herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this discussion. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes). You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Redemption of Class A Common Stock

In the event that a holder’s shares of Class A common stock are redeemed pursuant to the redemption provisions described in this proxy statement/consent solicitation statement/prospectus under the section titled “SRAC Special Meeting of Stockholders — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of shares of Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Class A common stock, a U.S. holder (as defined below) will be treated as described below under the section titled “— U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock,” and a Non-U.S. holder (as defined below) will be treated as described under the section titled “— Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.” If the redemption does not qualify as a sale of shares of Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section titled “— U.S. Holders — Taxation of Distributions,” and the tax consequences to a Non-U.S. holder described below under the section titled “— Non-U.S. Holder — Taxation of Distributions.”

Whether a redemption of shares of Class A common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder including as a result of owning private placement warrants or public warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination or the PIPE Investment) relative to all of our shares outstanding both before and after the redemption. The redemption of Class A common stock generally will be treated as a sale of Class A common stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Class A common stock which could be acquired pursuant to the exercise of the private placement warrants or the public warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination or the PIPE Investment generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Class A common stock must, among other requirements, be less than 80 percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of Class A common stock and the Class A common stock to be issued pursuant to the Business Combination or the PIPE Investment). There will be a complete termination of a holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the holder are redeemed or (2) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock.

The redemption of Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of Class A common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. holder will be as described below under the section titled “U.S. Holders — Taxation of Distributions,” and the tax effects to such a Non-U.S. holder will be as described below under the section titled “Non-U.S. Holders — Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, possibly to the holder’s adjusted tax basis in its warrants or in other stock constructively owned by it. A holder should consult with its own tax advisors as to the tax consequences of a redemption.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of our shares of Class A common stock who or that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income taxation purposes regardless of its source; or

•        an entity treated as a trust for U.S. federal income tax purposes if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a U.S. person.

Taxation of Distributions.    If our redemption of a U.S. holder’s shares of Class A common stock is treated as a corporate distribution, as discussed above under the section titled “— Redemption of Class A Common Stock,” such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A common stock and will be treated as described below under the section titled “— U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.”

Dividends we pay to a U.S. holder that is a taxable corporation (i) generally will be eligible for a dividends-received deduction (subject to certain holding period, at risk and other requirements and limitations) and (ii) generally may be subject to the “extraordinary dividend” provisions of the Code (which could cause a reduction in the tax basis of such U.S. Holder’s Shares and cause such U.S. Holder to recognize capital gain). Corporate U.S. holders are urged to consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.

With certain exceptions, and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Class A common stock described in this proxy statement may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.    If our redemption of a U.S. holder’s shares of Class A common stock qualifies for sale treatment, as discussed above under the section titled “— Redemption of Class A Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s adjusted tax basis in the shares of Class A common stock redeemed. A U.S. holder’s adjusted tax basis in its Class A common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of Class A common stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Class A common stock so disposed of exceeds one year.

It is unclear whether the redemption rights with respect to the Class A common stock described in this proxy statement may prevent a U.S. holder from satisfying the applicable holding period for this purpose. Long-term capital gains recognized by noncorporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. holders who hold different blocks of Class A common stock (shares of Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder.” A Non-U.S. holder is a beneficial owner of our Class A common stock who, or that is, for U.S. federal income tax purposes:

•        a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•        a foreign corporation; or

•        an estate or trust that is not a U.S. holder.

Taxation of Distributions.    If our redemption of a Non-U.S. holder’s shares of Class A common stock is treated as a corporate distribution, as discussed above under the section titled “— Redemption of Class A Common Stock,” to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30 percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our Class A common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Class A common stock, which will be treated as described below under the section titled “— Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.”

The withholding tax described in the preceding paragraph does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes and is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30 percent (30%) (or a lower applicable income tax treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.    If our redemption of a Non-U.S. holder’s shares of Class A common stock qualifies for sale treatment as discussed above under the section titled “— Redemption of Class A Common Stock,” subject to the discussions of FATCA (as defined below) and backup withholding below, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of the redemption, unless:

•        the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

•        such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

•        we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our Class A common stock and, in the circumstance in which shares of our Class A common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our Class A common stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of our Class A common stock. There can be no assurance that our Class A common stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a 30 percent (30%) rate (or lower income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of 30 percent (30%).

If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, unless our Class A common stock is regularly traded on an established securities market, we may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption. There can be no assurance that our Class A common stock will be treated as regularly traded on an established securities market. We believe that we are not, and have not been at any time since our formation, a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A common stock and proceeds from the sale, taxable exchange or taxable redemption of our Class A common stock may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Amounts treated as dividends that are paid to a Non-U.S. holder are generally subject to reporting on IRS Form 1042-S even if the payments are exempt from withholding. A Non-U.S. holder generally will eliminate any other requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30 percent (30%) on payments of dividends (including amounts treated as dividends received pursuant to a redemption of stock) on our Class A common stock. Previously, withholding with respect to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest was scheduled to begin on January 1, 2019; however, such withholding has been eliminated under proposed U.S. Treasury regulations, which can be relied on until final regulations become effective. In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on a redemption of Class A common stock.

Certain Material U.S. Federal Income Tax Consequences of the Mergers to Holders of Momentus Capital Stock that are U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences of the Mergers to holders of Momentus capital stock that are “U.S. holders” (as defined below). The discussion applies only to holders of Momentus capital stock that are U.S. holders and that hold the Momentus capital stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), This discussion is limited to U.S. federal income tax considerations, and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a Momentus stockholder in light of its particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if a Momentus stockholder is subject to special rules that apply to certain types of investors, such as:

•        banks and financial institutions or financial services entities;

•        broker dealers;

•        insurance companies;

•        dealers or traders in securities subject to a mark-to-market method of accounting with respect to shares of Momentus capital stock;

•        persons holding Momentus capital stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

•        U.S. holders whose functional currency is not the U.S. dollar;

•        “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        U.S. expatriates or former long-term residents of the U.S.;

•        governments or agencies or instrumentalities thereof and qualified foreign pension funds;

•        regulated investment companies (RICs) or real estate investment trusts (REITs);

•        persons who received their shares of Momentus capital stock as compensation;

•        partnerships or other pass-through entities for U.S. federal income tax purposes;

•        persons who exercise appraisal or dissenter rights with respect to Momentus capital stock;

•        persons required to accelerate the recognition of any item of gross income with respect to Momentus capital stock as a result of such income being recognized on an applicable financial statement; and

•        tax-exempt entities.

If a partnership (or other pass-through entity) for U.S. federal income tax purposes is the beneficial owner of the Momentus capital stock, the U.S. federal income tax treatment of partners (or other owners) in the partnership will generally depend on the status of the partners and the partnership’s activities. Partnerships and their partners (or other owners) should consult their tax advisors with respect to the consequences to them of the Mergers.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this proxy statement/consent solicitation statement/prospectus may affect the tax consequences described herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this discussion. The obligation of the parties to consummate the Mergers are not conditioned upon the receipt of such a ruling or opinion. No assurance can be given that the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes). Momentus stockholders are urged to consult with their tax advisors with respect to the application of U.S. federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Further, the following discussion assumes that the entire Merger Consideration is being received in consideration for the Momentus capital stock in the Mergers and not as compensation for services or for some other reason, and with respect to holders of Momentus capital stock whose shares were subject to vesting restrictions at the time such shares were acquired, the discussion assumes that a valid Code Section 83(b) election was made with respect to such shares. Finally, the following discussion does not address (i) the tax consequences of transactions occurring prior to, concurrently with or after the Mergers (whether or not such transactions are in connection with the Mergers) including, without limitation, the conversion of convertible notes into Momentus capital stock, and the conversion or exercise of warrants, options or rights to purchase Momentus capital stock in anticipation of or in connection with the Mergers, (ii) the tax consequences that may be relevant to the Momentus stockholders that receive Combined Company Class A common stock that is subject to vesting restrictions, (iii) the tax consequences of the Mergers to holders of Momentus simple agreement for future equity, or SAFEs, holders of notes, convertible notes, options or warrants, convertible equity securities, or other rights to acquire an equity interest in Momentus, (iv) the tax consequences regarding any compensatory payments made to the holders of Momentus capital stock in connection with the Mergers, or (v) the tax consequences with respect to holders of Momentus capital stock who exercise appraisal or dissenter rights.

For purposes of this discussion, “U.S. holder” is a beneficial owner of Momentus capital stock that for U.S. federal income tax purposes is:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income taxation purposes regardless of its source; or

•        an entity treated as a trust for U.S. federal income tax purposes if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a U.S. person.

The following discussion does not apply to holders of Momentus capital stock that are not U.S. holders. Holders of Momentus capital stock that are not U.S. holders will need to consult with their own tax advisors regarding the U.S. federal income tax consequences of the Mergers.

In general.

It is intended that the Mergers together will constitute an integrated transaction that qualifies as a “reorganization” under the provisions of Section 368(a) of the Code, and the Merger Agreement provides that SRAC and Momentus will report the Mergers for all income tax purposes in accordance with the foregoing, including the filing of the statement required by Treasury Regulations Section 1.368-3, unless otherwise required by a governmental entity as a result of a “determination” within the meaning of Section 1313(a) of the Code. However, there are many requirements that must be satisfied in order for the Mergers to qualify as a “reorganization” under Section 368(a) of the Code, some of which are based upon factual determinations, and the reorganization treatment could be adversely affected by events or actions that occur or are taken after the Mergers. Holders of Momentus capital stock should consult with their tax advisors regarding the tax consequences of the Mergers and the requirements that must be satisfied in order for the Mergers to qualify as a “reorganization” under Section 368(a) of the Code, and whether the First Merger would otherwise qualify for tax-free treatment under Section 351 of the Code in the event that the Mergers fail to qualify as a “reorganization” under the provisions of Section 368(a) of the Code.

Tax Consequences if the Mergers Qualify as a Reorganization.

Provided that the Mergers qualify as a reorganization, the following U.S. federal income tax consequences will result to a Momentus stockholder in the Mergers:

•        No gain or loss will be recognized by a Momentus stockholder for U.S. federal income tax purposes on the exchange of its shares of Momentus capital stock for Combined Company Class A common stock in the First Merger, except with respect to cash received in lieu of fractional shares.

•        The aggregate tax basis of Combined Company Class A common stock received in the First Merger by a Momentus stockholder will be equal to the aggregate tax basis of the Momentus capital stock it exchanged in the First Merger, except that such holder’s aggregate tax basis in Combined Company Class A common stock will be reduced by the tax basis allocable to any fractional share interest in Combined Company Class A common stock for which cash was received.

•        The tax holding period of Combined Company Class A common stock received in the First Merger by a Momentus stockholder, including any fractional interest for which such holder receives cash, will include the holding period of the Momentus capital stock that it surrendered in exchange therefor in the First Merger.

Cash will be paid in lieu of fractional shares in the exchange of Momentus capital stock for Company Class A common stock. Cash received by a holder of Momentus capital stock in lieu of fractional shares of Company Class A common stock will be treated as if the holder received the fractional shares in the First Merger and then received the cash in a redemption of the fractional shares. The holder should recognize capital gain or loss equal to the difference between the amount of the cash received in lieu of fractional shares and the portion of the holder’s tax basis allocable to the fractional shares unless the redemption is treated as having the effect of a distribution of dividend, in which case the gain will be treated as a dividend to the extent of the current and accumulated earnings and profits of Momentus and SRAC as calculated for U.S. federal income tax purposes.

Tax Consequences if the Mergers Fail to Qualify as a Reorganization or as a tax-free exchange of property for stock under Section 351 of the Code.

If the Mergers fail to qualify as a reorganization or as a tax-free exchange of property for stock under Section 351 of the Code, holders of Momentus capital stock would be treated as if they sold their Momentus capital stock in a fully taxable transaction. In such case, each Momentus stockholder would recognize gain or loss with respect to the disposition of its shares of Momentus capital stock equal to the difference between (i) the fair market value of the shares of Combined Company Class A common stock received in the Mergers by such Momentus stockholder and (ii) such stockholder’s tax basis in the Momentus capital stock surrendered. The amount and character of such gain or loss generally will be determined with respect to each block of stock that was separately acquired by a holder of Momentus capital stock. Such capital gain or loss will be long-term capital gain or loss if the Momentus capital stock has been held for more than one year as of the date of the First Merger. A Momentus stockholder’s aggregate tax basis in the Combined Company Class A common stock so received would equal its fair market value, and a Momentus stockholder’s holding period for such Combined Company Class A common stock would begin the day after the First Merger.

Information reporting and backup withholding.

Holders of Momentus capital stock that hold one percent (1%) or more (by vote or value) of the outstanding Momentus capital stock or hold Momentus “securities” (as specially defined for U.S. federal income tax purposes) the aggregate U.S. federal income tax basis of which was at least $1 million, will be required to attach a statement to their federal income tax returns that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the fair market value of Momentus capital stock or securities surrendered by the holder in the First Merger and the holder’s tax basis in such stock or securities, in both cases determined immediately prior to the First Merger. In addition, Momentus stockholders who are subject to information reporting and who do not provide (generally, on

IRS Form W-9) appropriate information when requested may also be subject to backup withholding at a rate of 24%. Any amount withheld with respect to a holder of Momentus capital stock under such rules is not an additional tax and may be refunded or credited against such holder’s federal income tax liability, provided that the required information is properly furnished in a timely manner to the IRS.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE MERGERS’ POTENTIAL TAX EFFECTS. TAX MATTERS CAN BE COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGERS TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS TO FULLY UNDERSTAND THE TAX CONSEQUENCES OF THE MERGERS TO YOU, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX LAWS.

SRAC PROPOSALS

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

SRAC is asking its stockholders to adopt the Merger Agreement and approve the Business Combination, including the transactions contemplated by the Merger Agreement and the Mergers. SRAC stockholders should read carefully this proxy statement/consent solicitation statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached to this proxy statement/consent solicitation statement/prospectus as Annex A.

Please see the subsection titled “The Business Combination and the Merger Agreement” beginning at page 109 of this proxy statement/consent solicitation statement/prospectus for additional information and a summary of certain terms of the Merger Agreement and the Business Combination, including the transactions contemplated by the Merger Agreement and the Mergers. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Vote Required for Approval

The Merger Agreement and the transactions contemplated by the Merger Agreement will be consummated only if the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal are approved at the Special Meeting. Each of the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal are cross-conditioned on the approval of each other. The Director Election Proposal, the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal are conditioned on the approval of the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal. The Governance Proposals are not conditioned on the approval of any other Proposals.

This Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby) will be adopted and approved only if a majority of the votes cast by holders of SRAC’s outstanding shares of common stock represented in person or by proxy at the Special Meeting and entitled to vote thereon vote “FOR” the Business Combination Proposal. Failure to vote by proxy or to vote in person at the Special Meeting will have no effect on the vote. An abstention from voting will have no effect on the vote with respect to the Business Combination Proposal.

As of the date of this proxy statement/consent solicitation statement/prospectus, the initial stockholders have agreed to vote their founder shares and any public shares they may hold in favor of the Business Combination Proposal. Currently, the initial stockholders and an affiliate of our Sponsor, SRAC Partners, collectively own approximately 21.7% of SRAC’s issued and outstanding common stock, including all of the outstanding founder shares.

Recommendation of the Board of Directors

THE SRAC BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL NO. 2 — THE CHARTER Amendment PROPOSAL

If the Business Combination is to be consummated, SRAC will replace its existing charter with the Combined Company Amended and Restated Charter in the form attached to this proxy statement/consent solicitation statement/prospectus as Annex B, which, in the judgment of the SRAC Board, is necessary to adequately address the needs of the Combined Company.

SRAC’s stockholders are asked to consider and vote to approve seven separate proposals in connection with the replacement of the existing charter with the proposed charter. The Charter Amendment Proposal is conditioned on the approval of the Business Combination Proposal and the Nasdaq Proposal. Accordingly, if the Business Combination Proposal or the Nasdaq Proposal is not approved, the Charter Amendment Proposal will have no effect, even if approved by holders of SRAC common stock.

The following table summarizes the principal proposed changes and the differences between the existing charter and the proposed charter. This summary is qualified by reference to the complete text of the proposed charter, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex B. All stockholders are encouraged to read the proposed charter in its entirety for a more complete description of its terms.

	Existing Charter	Proposed Charter
Number of Authorized Shares

The existing charter provides that the total number of authorized shares of all classes of capital stock is 111,000,000 shares, consisting of (a) 110,000,000 shares of common stock, including (i) 100,000,000 shares of Class A common stock and (ii) 10,000,000 shares of Class B common stock, and (b) 1,000,000 shares of preferred stock. See Section 4.1 of the existing charter.

The proposed charter increases the total number of authorized shares of all classes of capital stock to, following the automatic conversion of all Class B common stock into Class A common stock immediately prior to the Closing of the Business Combination, 270,000,000 shares, consisting of (a) 250,000,000 shares of Class A common stock and (b) 20,000,000 shares of preferred stock. The Combined Company will not have Class B common stock. See Section 4.1 of the proposed charter.

No Class Vote on Changes in Authorized Number of Shares of Stock	The existing charter contains no specific provision regarding the required vote to change the authorized shares of any class of stock.

The proposed charter provides that, with respect to any vote to increase or decrease the number of authorized shares of any class or classes of stock (but not below the number of shares then outstanding) requires the affirmative vote of the holders of all the then-outstanding shares of capital stock of Combined Company entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of the Class A Common Stock voting separately as a class shall be required therefor. See Article IV, Section 4 of the proposed charter.

Required Vote to Remove Directors

The existing charter provides that any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of SRAC entitled to vote generally in the election of directors, voting together as a single class. See Article V, Section 4 of the existing charter.

The proposed charter provides that subject to the special rights of the holders of any series of preferred stock of the Combined Company, no director may be removed from the Combined Company board except for cause and only by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors voting together as a single class. See Article V, Section 4 of the proposed charter. The proposed charter further provides that so long as the

	Existing Charter	Proposed Charter

Security Director is a member of the Combined Company board, the Security Director shall not be removed except for cause and with the approval of (i) the CFIUS Monitoring Agencies, and (ii) at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors voting together as a single class. See Article V, Section 4.1.1 of the proposed charter.

Required Vote to Amend the Bylaws

The existing charter requires an affirmative vote of either a majority of the board of directors or the holders of at least a majority of the voting power of all then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, for the adoption, amendment, alteration or repeal of bylaws. See Article VI of the existing charter.

The proposed charter requires an affirmative vote of the Whole Board or the holders of at least two-thirds (2/3) of the voting power of all then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, for the adoption, amendment, or repeal any provision of the bylaws (in addition to any vote of the holders of any class or series of stock of required by applicable law or by the proposed charter of the Combined Company); provided, however, that if two-thirds (2/3) of the Whole Board has approved such adoption, then only the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of the Combined Company’s capital stock entitled to vote generally in the election of directors, voting together as a single class shall be required to adopt, amend or repeal any provision of the Bylaws. See Article VII of the proposed charter. Further, the proposed charter provides that that so long as the Security Director is a member of the Combined Company board, Section 2.2 of the proposed bylaws of the Combined Company shall not be amended except with the approval of the CFIUS Monitoring Agencies. See Article VII of the proposed charter.

Required Vote to Amend the Charter

The existing charter requires an affirmative vote of holders of the majority of the voting power of the outstanding shares of capital stock for the amendment, alteration, change or repeal of any provision in the charter. See Article XI of the existing charter.

The proposed charter provides that, notwithstanding any other provision of the proposed charter (including any preferred stock designation) or any provision of law that might otherwise permit a lesser vote or no vote, and subject to Sections 1 and 2 of Article IV, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of the Combined Company entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal or adopt any provision inconsistent with the Section 2, 3 and 4 of Article IV, or Article V, Article VI, Article VII, Article VIII, Article IX, Article X or Article XI (the “Specified Provisions”); provided, further, that if two-thirds (2/3) of

	Existing Charter	Proposed Charter

the Whole Board has approved such amendment or repeal of, or any provision inconsistent with, the Specified Provisions, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Combined Company entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal, or adopt any provision inconsistent with, the Specified Provisions. See Article XI of the proposed charter. In addition, the proposed charter provides that so long as the Security Director is a member of the Combined Company board, the provisions of the proposed charter that shall be in effect as long as the Security Director is a member of the Combined Company board, shall not be amended except with the approval of the CFIUS Monitoring Agencies. See Article V Section 4.1.2 of the proposed charter.

Limitation of Exclusive Forum Provision

The existing charter adopts the Court of Chancery of the State of Delaware (the “Chancery Court”) as the sole and exclusive forum for certain stockholder litigation, except for any action as to which the Chancery Court determines that there is an indispensable party not subject to the jurisdiction of such court and to which jurisdiction such party does not consent, which is vested in the exclusive jurisdiction of another court or forum, or for which the Chancery Court does not have subject matter jurisdiction, or any action arising under the Securities Act as to which the Chancery Court and the federal district court for the District of Delaware shall have concurrent jurisdiction. The existing charter further provides that such exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. See Article XII of the existing charter.

The proposed charter modifies the current exclusive forum provision to clarify that the exclusive jurisdiction of the Chancery Court shall not apply to suits brought to enforce any duty or liability under the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. In addition, the proposed charter adopts, unless the Combined Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America as the sole and exclusive forum for the resolution of claims arising under the Securities Act, or the rules and regulations promulgated thereunder. See Article IX of the proposed charter.

Other Changes, Including Removal of Blank Check Company Provisions	The existing charter contains various provisions applicable only to blank check companies.

The proposed charter provides for certain additional changes, including, among others, those (i) resulting from the Business Combination, including changing the post-business combination corporate name from “Stable Road Acquisition Corp.” to “Momentus Inc.” and removing certain provisions relating to SRAC’s prior status as a blank check company and SRAC Class B common stock that will no longer apply upon the Closing, or (ii) that are administrative or clarifying in nature, including the deletion of language without substantive effect.

As seen above, it is possible that proposals to remove the Security Director for cause or to amend the provisions in the Combined Company’s Amended and Restated Charter or Combined Company Amended and Restated Bylaws relating to the Security Director, could be approved by the requisite stockholder vote in future stockholder meetings, but nonetheless not be effective due to the lack of approval by the CFIUS Monitoring Agencies or other conditions imposed by the NSA. In such situations, to the extent arising prior to a stockholder vote, it is expected that the Combined Company would promptly disclose to stockholders through the filing of supplemental proxy material with the SEC (or other appropriate filing with the SEC) any conditions imposed by the NSA which are not previously disclosed or any decision by the CFIUS Monitoring Agencies which may affect the results of any stockholder approval.

To the extent arising after a stockholder vote, it is expected that the Combined Company would promptly and within four business days after receipt of such information, disclose to stockholders through the filing of a Current Report on Form 8-K any conditions imposed by the NSA which are not previously disclosed or any decision by the CFIUS Monitoring Agencies, which affects the result of any stockholder approval.

VOTE REQUIRED FOR APPROVAL of THE CHARTER amendment PROPOSAL

The approval Proposal No. 2 requires the affirmative vote of holders of a majority of SRAC’s outstanding shares of common stock entitled to vote at the Special Meeting.

Recommendation of the Board of Directors

THE SRAC BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2.

PROPOSALS NO. 3A THROUGH 3G — THE GOVERNANCE PROPOSALS

SRAC’s stockholders are also being asked to vote on a separate proposal with respect to certain governance provisions in the Second Amended and Restated Certificate of Incorporation, which are separately being presented in accordance with SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions and which will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Amendment Proposal, but pursuant to SEC guidance, SRAC is required to submit these provisions to its stockholders separately for approval. However, the stockholder vote regarding this proposal is advisory in nature, and is not binding on SRAC or SRAC’s board of directors (separate and apart from the approval of the Charter Amendment Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the advisory charter proposals (separate and apart from approval of the Charter Amendment Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, SRAC intends that the Second Amended and Restated Certificate of Incorporation will take effect at the Closing (assuming approval of the Charter Amendment Proposal).

The table set forth above in “Proposal No. 2 — The Charter Amendment Proposal” summarizes the principal proposed changes and the differences between the existing charter and the proposed charter. Such summary is qualified by reference to the complete text of the proposed Combined Company Amended and Restated Charter, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex B. All stockholders are encouraged to read the proposed charter in its entirety for a more complete description of its terms.

VOTE REQUIRED FOR APPROVAL OF EACH OF THE GOVERNANCE PROPOSALS

The approval of each of Proposal No. 3A through Proposal No. 3G below requires a majority of the votes cast by holders of outstanding SRAC shares of common stock represented in person or by proxy at the Special Meeting and entitled to vote thereon.

As discussed above, a vote to approve the Governance Proposals is an advisory vote, and therefore, is not binding on SRAC, Momentus, the SRAC Board or Momentus’ board of directors. Accordingly, regardless of the outcome of the non-binding advisory vote, SRAC and Momentus intend that the proposed Second Amended and Restated Certificate of Incorporation, in the form set forth on Annex B and containing the provisions noted above, will take effect at consummation of the Business Combination, assuming adoption of the Charter Amendment Proposal.

PROPOSAL NO. 3A — NUMBER OF AUTHORIZED SHARES

The 270,000,000 authorized shares of capital stock in the proposed charter, consisting of 250,000,000 shares of Class A common stock, 4,312,500 shares of Class B common stock and 20,000,000 shares of preferred stock, represents an increase from the existing authorization of 111,000,000 shares of capital stock, consisting of 110,000,000 shares of common stock (of which 100,000,000 are authorized shares of Class A common stock and 10,000,000 are authorized shares of Class B common stock) and 1,000,000 shares of preferred stock in the existing charter. Following the filing of the Combined Company Amended and Restated Charter with the Secretary of State of the State of Delaware and immediately prior to Closing of the Business Combination, each share of Class B common stock outstanding immediately prior to the filing of the Combined Company Amended and Restated Charter will automatically be converted into one share of Class A common stock of SRAC and concurrently with such conversion, the number of authorized shares of Class B common stock will be reduced to zero.

Although SRAC has a sufficient number of authorized but unissued shares of common stock to complete the Business Combination and the other issuances described in this proxy statement/consent solicitation statement/prospectus, the SRAC Board has determined that the increase in the number of shares of authorized Class A common stock is desirable and in the best interests of stockholders because it will enhance the Combined Company’s flexibility to consider and respond to future business needs and opportunities as they arise from time to time following the Closing, without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance. Although there is no present intention to issue any shares beyond those contemplated by the Merger Agreement or the PIPE Investment, or otherwise in the ordinary course of business, the additional authorized shares of common stock would be issuable for any proper corporate purpose, including without limitation, stock splits, stock dividends, future acquisitions, investment opportunities, capital raising transactions of equity or convertible debt securities, issuances under current or future equity compensation plans or for other corporate purposes. The Combined Company’s authorized but unissued shares of Class A common stock and preferred stock will be available for future issuances without stockholder approval (except to the extent otherwise required by law or Nasdaq rules) and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.

Since stockholders of the Combined Company will have no preemptive rights, the Combined Company board of directors may issue shares, including the additional authorized shares, at any time without further authorization from such stockholders, except to the extent otherwise required by law or Nasdaq rules. The terms upon which any such securities may be issued will be determined by the Combined Company board of directors.

If approved, the additional shares of Class A common stock will have rights as described in “Description of Securities” beginning on page 271. Incidental effects of the increase in the outstanding number of shares of Class A common stock may include dilution of ownership and voting power of existing holders of Class A common stock. The Combined Company could also use the increased number of shares of Class A common stock for potential strategic transactions, including, among other things, acquisitions, strategic partnerships, joint ventures, restructurings, business combinations and investments, although there are no immediate plans to do so. No assurance can be given that any such transactions will (i) be completed on favorable terms or at all, (ii) enhance stockholder value or (iii) not adversely affect the business or trading price of common stock of the Combined Company.

The determination to increase the number of authorized shares of Class A common stock has been prompted by business and financial considerations and not by the threat of any known or threatened hostile takeover attempt. However, stockholders should be aware that, while not the current intention, approval of this Proposal No. 3A could facilitate future efforts by the Combined Company to deter or prevent changes in control of the Combined Company, including transactions the Combined Company board of directors determines are not in the best interests of the Combined Company or its stockholders. For example, without further stockholder approval, the Combined Company board of directors could sell shares of Class A common stock in a private transaction to purchasers who would oppose a takeover or favor the Combined Company board of directors. At the present time, there is no intention to use any additional shares for anti-takeover purposes.

Recommendation of the Board of Directors

THE SRAC BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3A.

PROPOSAL NO. 3B — No Class Vote on Changes in Authorized Number of Shares of Stock

At present, the existing charter contains no specific provision regarding the required vote to change the authorized shares of any class of stock. Proposal No. 3B provides that any vote with respect to the increase or decrease of the number of authorized shares of any class or classes of stock (but not below the number of shares then outstanding) requires the affirmative vote of a majority of the holders of all the then-outstanding shares of capital stock of the Combined Company entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of the Class A Common Stock voting separately as a class shall be required therefor.

SRAC believes that vesting the power to authorize changes in the authorized number of shares in the holders of stock entitled to vote in the election of directors will give the Combined Company greater flexibility to use its share capital.

Recommendation of the Board of Directors

THE SRAC BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3B.

proposal no. 3c — required vote to remove directors

The existing charter provides that any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of SRAC entitled to vote generally in the election of directors, voting together as a single class. Proposal No. 3C provides that subject to the special rights of the holders of any series of preferred stock of the Combined Company, no director may be removed from the Combined Company board except for cause and only by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors voting together as a single class.

Notwithstanding the above, so long as there shall be a Security Director, the Security Director shall not be removed except for cause and with the approval of (i) the CFIUS Monitoring Agencies, and (ii) at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors voting together as a single class.

SRAC believes that increasing the threshold required to remove a director from the Combined Company’s board will help facilitate corporate governance stability by requiring broad stockholder consensus to effect such corporate governance changes and in the process help protect minority stockholder interests. In addition, any less than a two-thirds vote requirement may weaken the ability of the Combined Company board to preserve and maximize value for all stockholders in an opportunistic and unsolicited takeover attempt.

Recommendation of the Board of Directors

THE SRAC BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3C.

PROPOSAL NO. 3D — REQUIRED VOTE TO AMEND THE BYLAWS

At present, the existing charter provides that SRAC’s bylaws may only be adopted, amended, altered or repealed with the approval of a majority of the SRAC Board or the holders of at least a majority of the voting power of all then-outstanding shares of SRAC’s capital stock entitled to vote generally in the election of directors, voting together as a single class. Proposal No. 3D provides that an affirmative vote by either a majority of the Whole Board or by the holders of at least two-thirds (2/3) of the voting power of all then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to adopt, amend, or repeal the bylaws; provided, however, that if two-thirds (2/3) of the Whole Board has approved such adoption, then only the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of the Combined Company’s capital stock entitled to vote generally in the election of directors, voting together as a single class shall be required to adopt, amend or repeal any provision of the Bylaws; provided, further, that so long as there shall be a Security Director on the Combined Company board, Section 2.2 of the proposed bylaws of SRAC shall not be amended except with the approval of the CFIUS Monitoring Agencies. The ability of the majority of the SRAC Board to amend the bylaws remains unchanged, except that any such amendment now requires a majority of the board of directors, whether or not there exist any vacancies in previously authorized directorships. SRAC believes that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the SRAC Board was cognizant of the potential for certain stockholders to hold substantial beneficial ownership of our common stock following the Business Combination. SRAC further believes that going forward, a supermajority voting requirement encourages any person seeking control of the Combined Company to negotiate with the Combined Company board of directors to reach terms that are appropriate for all stockholders.

Recommendation of the Board of Directors

THE SRAC BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3D.

PROPOSAL NO. 3E — REQUIRED VOTE TO AMEND THE CHARTER

At present, the existing charter may only be amended, altered, changed or repealed with the approval of a majority of the SRAC Board and the holders of at least a majority of the voting power of all then-outstanding shares of SRAC’s capital stock entitled to vote generally in the election of directors, voting together as a single class. Proposal No. 3E provides that, notwithstanding any other provision of the proposed charter (including any preferred stock designation) or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the Combined Company’s capital stock required by law or by the proposed charter (including any preferred stock designation), and subject to Sections 1 (authorized capital stock) and (no class vote on changes in authorized number of shares of stock) and 2 (preferred stock) of the proposed charter, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the Combined Company’s capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend, alter or repeal any provision inconsistent with Article XI (amendment of Second Amended and Restated Certificate of Incorporation), Sections 2 (preferred stock), 3 (classified board), and 4 (common stock) of Article IV, or Article V (board of directors), Article VI (limited liability; indemnification), Article VII (amendment or repeal of bylaws), Article VIII (special meetings and stockholder nominations), Article IX (exclusive forum for certain lawsuits) or Article X (severability) of the proposed charter (the “Specified Provisions”); provided, however, that if at least two-thirds (2/3) of the members of the Combined Company board of directors then in office have approved such amendment or repeal of, or any provision inconsistent with, the Specified Provisions, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the Combined Company’s capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, the Specified Provisions; provided, further, that so long as there shall be a Security Director on the Combined Company board, the provisions of the proposed charter that shall be in effect as long as there shall be a Security Director on the Combined Company board, shall not be amended except with the approval of the CFIUS Monitoring Agencies. SRAC believes that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the SRAC Board was cognizant of the potential for certain stockholders to hold substantial beneficial ownership of our common stock following the Business Combination. SRAC further believes that going forward, a supermajority voting requirement encourages any person seeking control of the Combined Company to negotiate with the Combined Company board of directors to reach terms that are appropriate for all stockholders.

Recommendation of the Board of Directors

THE SRAC BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3E.

PROPOSAL NO. 3F — LIMITATION ON EXCLUSIVE FORUM PROVISION

The existing charter adopts the Court of Chancery of the State of Delaware (the “Chancery Court”) as the sole and exclusive forum for certain stockholder litigation, except for any action as to which the Chancery Court determines that there is an indispensable party not subject to the jurisdiction of such court and to which jurisdiction such party does not consent, which is vested in the exclusive jurisdiction of another court or forum, for which the Chancery Court does not have subject matter jurisdiction, or any action arising under the Securities Act as to which the Chancery Court and the federal district court for the District of Delaware shall have exclusive jurisdiction. The existing charter further provides that such exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The proposed charter seeks to clarify that the current exclusive forum provision adopting the Chancery Court as the exclusive forum for certain stockholder litigation is also not applicable to any suits brought to enforce any duty or liability under the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. In addition, the proposed charter adopts, unless the Combined Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America as the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act, or the rules and regulations promulgated thereunder.

These exclusive forum provisions are not intended to apply to actions arising under the Exchange Act or the Securities Act. Delaware courts have held that a Delaware corporation can only use its constitutive documents to bind a plaintiff to a particular forum where the claim involves rights or relationships that were established by or under Delaware’s corporate law. As a result, to the extent our exclusive forum provisions could be construed to apply to actions arising under the Exchange Act or the Securities Act, there is uncertainty as to whether a court would enforce the forum selection provisions with respect to such claims, and in any event, our stockholders would not be deemed to have waived compliance with federal securities laws and the rules and regulations thereunder.

The SRAC Board believes that clarifying in the proposed charter that the current exclusive forum provision does not apply to actions asserted to enforce any duty or liability created by the Securities Act or the Exchange Act, or, in each case, the rules or regulations promulgated thereunder, will permit the Combined Company to comply with the jurisdictional limitations imposed by the federal securities laws and to provide clear notice of such limitations to the Combined Company’s stockholders, in conformity with recent SEC guidance regarding such limitations. In addition, the SRAC Board believes that adopting the federal district courts of the United States as the exclusive forum for certain stockholder litigation under the Securities Act is intended to assist the Combined Company in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims.

Recommendation of the Board of Directors

THE SRAC BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3F.

PROPOSAL NO. 3G — UPDATE OF OTHER PROVISIONS

Approval of each of the Governance Proposals, assuming the approval of each of the other condition precedent proposals, will result, upon the Closing, in the wholesale replacement of the existing charter with the proposed charter. While certain material changes between the existing charter and the proposed charter have been unbundled into distinct proposals, there are other differences between the existing charter and the proposed charter arising from, among other things, (i) the Closing, including (a) changing the post-business combination corporate name from “Stable Road Acquisition Corp.” to “Momentus Inc.” and (b) removing certain obsolete provisions relating to SRAC’s status as a blank check company, such as its purpose of effecting a business combination and the establishment of a Trust Account and stockholder redemption rights, and SRAC’s Class B Common Stock, such as conversion and voting rights related thereto, that will no longer apply upon the Closing, or (ii) administrative or clarifying revisions, including (a) providing that a majority of the votes cast may increase or decrease (but not below the current number) the number of shares of any class or classes of stock, (b) providing that the business to be transacted at Special Meetings of stockholders shall be limited to the purpose or purposes stated in the notices of such meeting, and (c) the removal of language without substantive effect. The SRAC Board believes that all such changes are necessary to adequately address the needs of the Combined Company after the Business Combination and are appropriate for a public operating company.

These changes will be implemented (subject to the approval of the aforementioned related proposals and Closing) if the SRAC stockholders approve this Proposal No. 3G. We encourage stockholders to carefully review the terms of the proposed Combined Company Amended and Restated Charter, attached hereto as Annex B.

Recommendation of the Board of Directors

THE SRAC BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3G.

PROPOSAL NO. 4 — THE DIRECTOR ELECTION PROPOSAL

Overview

The SRAC Board is divided into three classes, with only one class of directors being elected in each year and each class (except for those directors appointed prior to SRAC’s first annual meeting of stockholders) serving a three-year term. In Proposal No. 4, we are requesting that stockholders approve and adopt a proposal to elect six directors to the SRAC Board, effective immediately upon the Closing, with each Class I director having a term that expires at the post-combination company’s 2022 annual meeting of stockholders, each Class II director having a term that expires at the post-combination company’s 2023 annual meeting of stockholders, and each Class III director having a term that expires at the post-combination company’s 2024 annual meeting of stockholders, or in each case until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death.

For more information on the qualifications of the director nominees of the Combined Company, please see the section titled “Management After the Business Combination” commencing on page 254 of this proxy statement/consent solicitation statement/prospectus.

Vote Required for Approval

If a quorum is present, directors are elected by a plurality of the votes cast, in person or by proxy. This means that the six nominees who receive the most affirmative votes will be elected. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event that any nominee is unable to serve. Failure to vote by proxy or to vote in person at the Special Meeting, abstentions and broker non-votes will have no effect on the vote for the Director Election Proposal. This proposal is conditioned upon the approval of the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal. If the Business Combination Proposal, the Charter Amendment Proposals or the Nasdaq Proposal is not approved, this proposal will have no effect, even if approved by SRAC’s stockholders.

Recommendation of the Board of Directors

THE SRAC BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE SIX DIRECTOR NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 5 — APPROVAL OF THE 2021 EQUITY INCENTIVE PLAN PROPOSAL

In this Proposal No. 5, we are asking our stockholders to approve and adopt the Momentus 2021 Equity Incentive Plan (referred to elsewhere in this proxy statement/consent solicitation statement/prospectus as the “Equity Incentive Plan”). The SRAC Board approved the Equity Incentive Plan on October 7, 2020, subject to stockholder approval at the Special Meeting. If the Equity Incentive Plan is approved by our stockholders, the Equity Incentive Plan will become effective on the day of the Special Meeting (the “Equity Incentive Plan Effective Date”). If the Equity Incentive Plan is not approved by our stockholders, it will not become effective and no equity awards will be granted thereunder. The Equity Incentive Plan is described in more detail below. This summary is qualified in its entirety by reference to the complete text of the Equity Incentive Plan, a copy of which is attached to this proxy statement/consent solicitation statement/prospectus as Annex C.

The Equity Incentive Plan is intended to replace the Momentus Amended and Restated 2018 Stock Plan (the “Amended and Restated 2018 Plan”). The Momentus board of directors terminated the Amended and Restated 2018 Plan, effective as of and contingent upon the Equity Incentive Plan Effective Date. Following the Closing Date, no additional equity awards will be granted under the Amended and Restated 2018 Plan, although all equity awards granted under the Amended and Restated 2018 Plan and the previously terminated Space Apprentices Enterprise Inc. 2018 Stock Plan (collectively the “Prior Plans”) that are outstanding as of immediately prior to the Closing Date will be assumed by us and continue to be subject to the terms and conditions as set forth in the agreements evidencing such equity awards and the terms of the Prior Plans.

Reasons to Approve the Equity Incentive Plan

The purpose of the Equity Incentive Plan is to enhance our ability to attract, retain and incentivize employees, independent contractors and directors and promote the success of our business. We consider equity compensation to be a vital element of our compensation program and believe that the ability to grant equity awards at competitive levels is in the best interest of us and our stockholders. The SRAC Board believes the Equity Incentive Plan is critical in enabling us to grant equity awards as an incentive and retention tool as we continue to compete for talent.

Approval of the Equity Incentive Plan by our stockholders is required, among other things, to comply with stock exchange rules requiring stockholder approval of equity compensation plans and allow the grant of incentive stock options under the Equity Incentive Plan.

Description of the Equity Incentive Plan

Set forth below is a summary of the material features of the Equity Incentive Plan. The Equity Incentive Plan is set forth in its entirety as Annex C to this proxy statement/consent solicitation statement/prospectus, and all descriptions of the Equity Incentive Plan contained in this Proposal No. 5 are qualified by reference to Annex C.

Purpose

The Equity Incentive Plan is intended to (i) attract and retain the best available personnel to ensure our success and accomplish our goals; (ii) incentivize employees, directors and independent contractors with long-term equity-based compensation to align their interests with our stockholders, and (iii) promote the success of our business.

Types of Equity Awards

The Equity Incentive Plan permits the grant of incentive stock options, nonstatutory stock options, stock appreciation rights (“SARs”), restricted stock, RSUs, and stock bonus awards (all such types of awards, collectively, “equity awards”).

Share Reserve

Number of Shares

Subject to adjustments as set forth in the Equity Incentive Plan, the maximum aggregate number of shares of Combined Company Class A common stock that may be issued under the Equity Incentive Plan will not exceed (i) seven and a half percent (7.5%) of the total number of issued and outstanding shares of Combined Company Class A common stock as of the Closing, plus (ii) the number of shares of Momentus’ common stock subject to awards or issued under the Prior Plans that otherwise would have been returned to the Prior Plans on or after the Equity Incentive Plan Effective Date on account of the expiration, cancellation, forfeiture or repurchase of awards granted thereunder. The shares may be authorized, but unissued, or reacquired Combined Company Class A common stock. Furthermore, subject to adjustments as set forth in the Equity Incentive Plan, in no event will the maximum aggregate number of shares that may be issued under the Equity Incentive Plan pursuant to incentive stock options exceed the number set forth above plus, to the extent allowable under Section 422 of the Code and the regulations promulgated thereunder, any shares that again become available for issuance pursuant to the Equity Incentive Plan.

The number of shares available for issuance under the Equity Incentive Plan will be increased on the first day of each fiscal year beginning with the 2022 fiscal year and ending on (and including) the first day of the 2031 fiscal year, in each case, in an amount equal to the lesser of (i) three percent (3%) of the outstanding shares on the last day of the immediately preceding fiscal year and (ii) such number of shares determined by the Combined Company board of directors.

Lapsed Awards

To the extent an equity award expires or is forfeited or becomes unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an exchange program (as defined in the Equity Incentive Plan), the unissued shares that were subject thereto will continue to be available under the Equity Incentive Plan for issuance pursuant to future equity awards. In addition, any shares which we retain upon exercise of an equity award in order to satisfy the exercise or purchase price for such equity award or any withholding taxes due with respect to such equity award will be treated as not issued and will continue to be available under the Equity Incentive Plan for issuance pursuant to future equity awards. Shares issued under the Equity Incentive Plan and later forfeited to us due to the failure to vest or repurchased by us at the original purchase price paid to us for the shares (including without limitation upon forfeiture to or repurchase by us in connection with a participant ceasing to be a service provider) will again be available for future grants under the Equity Incentive Plan. To the extent an equity award under the Equity Incentive Plan is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the Equity Incentive Plan.

Assumption or Substitution of Awards by the Company.

The Plan Administrator (as defined below), from time to time, may determine to substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either: (a) assuming such award under the Equity Incentive Plan or (b) granting an award under the Equity Incentive Plan in substitution of such other company’s award. Any awards that are assumed or substituted under the Equity Incentive Plan will not reduce the number of shares authorized for grant under the Equity Incentive Plan or authorized for grant to a participant in any fiscal year.

Eligibility

Employees, directors and independent contractors of us or our affiliates are all eligible to participate in the Equity Incentive Plan. Incentive stock options may only be granted to employees. Following the Closing, the Combined Company is expected to have approximately 139 employees, five consultants and five non-employee directors who will be eligible to be granted equity awards under the Equity Incentive Plan.

Administration

The Equity Incentive Plan will be administered by the Combined Company board of directors or a committee thereof, which committee will be constituted to satisfy applicable laws (the “Plan Administrator”). Awards granted to an officer or director of the Combined Company or any other person whose transactions in the Combined Company Class A common stock are subject to Section 16 of the Exchange Act (each, an “Insider”) must be approved by two or more “non-employee directors” of the Combined Company board of directors.

Subject to the terms of the Equity Incentive Plan, the Plan Administrator has the authority, in its discretion, to (i) determine the fair market value in accordance with the Equity Incentive Plan; (ii) select the service providers to whom equity awards may be granted under the Equity Incentive Plan; (iii) determine the number of shares to be covered by each equity award granted under the Equity Incentive Plan; (iv) approve forms of equity award agreements for use under the Equity Incentive Plan; (v) determine the terms and conditions, not inconsistent with the terms of the Equity Incentive Plan, of any equity award granted thereunder; (vi) institute and determine the terms and conditions of an exchange program under the terms of the Equity Incentive Plan (subject to stockholder approval); (vii) construe and interpret the terms of the Equity Incentive Plan and equity awards granted pursuant to the Equity Incentive Plan; (viii) correct any defect, supply any omission or reconcile any inconsistency in the Equity Incentive Plan, any equity award or any equity award agreement; (ix) prescribe, amend and rescind rules and regulations relating to the Equity Incentive Plan; (x) modify or amend each equity award (subject to the terms of the Equity Incentive Plan); (xi) adjust performance goals applicable to a participant with respect to an equity award to take into account changes in applicable laws or in accounting or tax rules, or such other extraordinary events or circumstances; (xii) allow participants to satisfy tax withholding obligations in such manner as prescribed in the Equity Incentive Plan; (xiii) authorize any person to execute on our behalf any instrument required to effect the grant of an equity award previously granted by the Plan Administrator; (xiv) allow a participant to defer the receipt of the payment of cash or the delivery of shares that would otherwise be due to such participant under an equity award; and (xv) make all other determinations deemed necessary or advisable for administering the Equity Incentive Plan.

However, to the extent permitted by applicable law and listing requirements, the Combined Company board of directors or a committee thereof may delegate to one or more of our officers who may be (but are not required to be) Insiders, the authority to (a) designate employees who are not Insiders to be recipients of equity awards and determine the number of shares subject to equity awards granted to such designated employees, subject to certain restrictions that are set forth in the Equity Incentive Plan and (b) take any and all actions on behalf of the Combined Company board of directors or a committee thereof other than any actions that affect the amount or form of compensation of Insiders or have material tax, accounting, financial, human resource or legal consequences to us or our affiliates.

Stock Options

Each stock option will be designated in the equity award agreement as either an incentive stock option (which is entitled to potentially favorable tax treatment) or a nonstatutory stock option. However, notwithstanding such designation, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by the participant during any calendar year exceeds $100,000, such stock options will be treated as nonstatutory stock options. Incentive stock options may only be granted to employees.

The term of each stock option will be stated in the equity award agreement. In the case of an incentive stock option, the term will be 10 years from the date of grant or such shorter term as may be provided in the equity award agreement. Moreover, in the case of an incentive stock option granted to a participant who owns stock representing more than 10% of the total combined voting power of all classes of our stock or the stock of any of our affiliates, the term of the incentive stock option will be 5 years from the date of grant or such shorter term as may be provided in the equity award agreement.

The per share exercise price for the shares to be issued pursuant to exercise of a stock option will be determined by the Plan Administrator, subject to the following: in the case of an incentive stock option (i) granted to an employee who, at the time the incentive stock option is granted, owns stock representing more than 10% of the voting power of all classes of our stock or the stock of any of our affiliates, the per share exercise price will be no less than 110% of the fair market value per share on the date of grant; and (ii) granted to any other employee, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. In the case of a nonstatutory stock option, the per share exercise price will be no less than 100% of the fair market value per share on the date of grant. Notwithstanding the foregoing, stock options may be granted with a per share exercise price of less than 100% of the fair market value per share on the date of grant pursuant to a corporate reorganization, liquidation, etc., described in, and in a manner consistent with, Section 424(a) of the Code.

At the time a stock option is granted, the Plan Administrator will fix the period within which the stock option may be exercised and will determine any conditions that must be satisfied before the stock option may be exercised. The Plan Administrator will also determine the acceptable form of consideration for exercising a stock option, including the method of payment. In the case of an incentive stock option, the Plan Administrator will determine the acceptable form of consideration at the time of grant.

If a participant ceases to be a service provider other than for “Cause” (as defined in the Equity Incentive Plan), the participant may exercise his or her stock option within such period of time as is specified in the equity award agreement to the extent that the stock option is vested on the date of termination (but in no event later than the expiration of the term of such stock option). In the absence of a specified time in the equity award agreement, to the extent vested as of a participant’s termination, the stock option will remain exercisable for 12 months following a termination for death or disability, and three months following a termination for any other reason. Any outstanding stock option (including any vested portion thereof) held by a participant will immediately terminate in its entirety upon the participant being first notified of his or her termination for Cause and the participant will be prohibited from exercising his or her stock option from and after the date of such termination.

Stock Appreciation Rights (SARs)

The Plan Administrator will determine the terms and conditions of each SAR, provided that the exercise price for each SAR will be no less than 100% of the fair market value of the underlying shares of Combined Company Class A common stock on the date of grant. Upon exercise of a SAR, a participant will receive payment from us in an amount determined by multiplying the difference between the fair market value of a share on the date of exercise over the exercise price by the number of shares with respect to which the SAR is exercised. SARs may be paid in cash, in shares of equivalent value, or in some combination thereof, as determined by the Plan Administrator. SARs are exercisable at the times and on the terms established by the Plan Administrator.

Restricted Stock and RSUs

Restricted stock awards are grants of shares of Combined Company Class A common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse in accordance with terms and conditions established by the Plan Administrator. Each RSU is a bookkeeping entry representing an amount equal to the fair market value of one share of Combined Company Class A common stock. Upon meeting the applicable vesting criteria, the participant will be entitled to receive a payout for his or her earned RSUs as determined by the Plan Administrator in the form of cash, shares, or a combination of both.

In determining whether restricted stock or RSUs should be granted, and/or the vesting schedule for such an equity award, the Plan Administrator may impose whatever conditions on vesting as it determines to be appropriate.

During the period of restriction, participants holding restricted stock may exercise full voting rights and will be entitled to receive all dividends and other distributions paid, in each case with respect to such shares unless the Plan Administrator determines otherwise. If any such dividends or distributions are paid in shares, the shares will be subject to the same restrictions, including without limitation restrictions on transferability and forfeitability, as the shares of restricted stock with respect to which they were paid. During the period of restriction, such dividends or other distributions shall be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the dividends accrue and shall not be paid or distributed unless and until such related Shares have vested and been earned.

During the vesting period, participants holding RSUs will hold no voting rights by virtue of such RSUs. The Plan Administrator may, in its sole discretion, award dividend equivalents in connection with the grant of RSUs that may be settled in cash, in shares of equivalent value, or in some combination thereof. Absent a contrary provision in an award agreement, such dividend equivalents will be subject to the same restrictions and risk of forfeiture as the RSUs with respect to which the dividend equivalents accrue and shall not be paid or settled unless and until the related RSUs have vested and been earned.

Stock Bonus Awards

A stock bonus award is an award of shares to an eligible person without a purchase price that is not subject to any restrictions. The Plan Administrator will determine the number of shares to be awarded to the participant under a stock bonus award. A stock bonus award may be paid in cash, whole shares, or a combination thereof, based on the fair market value of the shares subject to the stock bonus award on the date of payment, as determined in the sole discretion of the Plan Administrator.

Performance Awards

The Plan Administrator may grant options, SARs, restricted stock and RSUs that are subject to the satisfaction of specified performance criteria. The Plan Administrator determines the terms surrounding performance awards, including the required levels of performance with respect to specified business criteria (including any adjustment(s) thereto that will be applied in determining the achievement of such performance criteria), the corresponding amounts payable upon achievement of such levels of performance, and the termination and forfeiture provisions; provided that all performance criteria must be determined when the achievement of such criteria remains substantially uncertain.

The Plan Administrator in its discretion may make performance goals applicable to a participant with respect to an equity award. In the Plan Administrator’s discretion, one or more of the following performance goals may apply: (1) sales or non-sales revenue; (2) return on revenues; (3) operating income; (4) income or earnings including operating income; (5) income or earnings before or after taxes, interest, depreciation and/or amortization; (6) income or earnings from continuing operations; (7) net income; (8) pre-tax income or after-tax income; (9) net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements; (10) raising of financing or fundraising; (11) project financing; (12) revenue backlog; (13) gross margin; (14) operating margin or profit margin; (15) capital expenditures, cost targets, reductions and savings and expense management; (16) return on assets, return on investment, return on capital, or return on stockholder equity; (17) cash flow, free cash flow, cash flow return on investment, net cash provided by operations, or cash flow in excess of cost of capital; (18) performance warranty and/or guarantee claims; (19) stock price or total stockholder return; (20) earnings or book value per share; (21) economic value created; (22) pre-tax profit or after-tax profit; (23) strategic business criteria; (24) objective goals relating to divestitures, joint ventures, mergers, acquisitions and similar transactions; (25) objective goals relating to staff management, results from staff attitude and/or opinion surveys, staff satisfaction scores, staff safety, staff accident and/or injury rates, compliance, headcount, performance management, completion of critical staff training initiatives; (26) objective goals relating to projects; and (27) enterprise resource planning. Equity awards issued to participants may take into account other criteria (including subjective criteria).

Performance goals may differ from participant to participant, performance period to performance period and from equity award to equity award. Any criteria used may be measured, as applicable, (i) in absolute terms, (ii) in relative terms (including, but not limited to, any increase (or decrease) over the passage of time and/or any measurement against other companies or financial or business or stock index metrics particular to us), (iii) on a per share and/or share per capita basis, (iv) against the performance of us as a whole or against any of our affiliate(s), or a particular segment(s), a business unit(s) or a product(s) of us or individual project company, (v) on a pre-tax or after-tax basis, (vi) on a GAAP or non-GAAP basis, and/or (vii) using an actual foreign exchange rate or on a foreign exchange neutral basis.

Outside Director Limitations

Equity awards granted during a single fiscal year under the Equity Incentive Plan or otherwise, taken together with any cash fees paid during such fiscal year for services on the Combined Company board of directors, will not exceed (i) $1,000,000 in total value for any outside director serving as the lead director of the Combined Company board of directors or chair of the Combined Company board of directors (including with respect to the first year of service) and (ii) $500,000 in total value for any other outside director, except with respect to the first year of service in which case any equity awards granted and cash fees paid will not exceed $1,000,000 in total value (calculating the value of any such equity awards, in each case, based on the grant date fair value of such equity awards for financial reporting purposes). Such applicable limit will include the value of any equity awards that are received in lieu of all or a portion of any annual committee cash retainers or other similar cash-based payments. Equity awards granted to an individual while he or she was serving in the capacity as an employee or while he or she was an independent contractor but not an outside director will not count for purposes of these limits.

Leaves of Absence/Transfer Between Locations

The Plan Administrator has the discretion to determine at any time whether and to what extent the vesting of equity awards will be suspended during any leave of absence; provided that in the absence of such determination, vesting of equity awards will continue during any paid leave and will be suspended during any unpaid leave (unless otherwise required by applicable laws). A participant will not cease to be an employee in the case of (i) any leave of absence approved by the participant’s employer or (ii) transfers between our locations or between us and any of our affiliates. If an employee holds an incentive stock option and such leave exceeds three months then, for purposes of incentive stock option status only, such employee’s service as an employee will be deemed terminated on the first day following such three month period and the incentive stock option will thereafter automatically be treated for tax purposes as a nonstatutory stock option in accordance with applicable laws, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to a written company policy.

Nontransferability of Equity Awards

Unless determined otherwise by the Plan Administrator, an equity award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant. If the Plan Administrator makes an equity award transferable, such equity award will contain such additional terms and conditions as the Plan Administrator deems appropriate provided, however, that in no event may any equity award be transferred for consideration to a third-party financial institution.

Clawback/Recovery

The Plan Administrator may specify in an equity award agreement that the participant’s rights, payments, and/or benefits with respect to an equity award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events, in addition to any applicable vesting, performance or other conditions and restrictions of an equity award. Notwithstanding any provisions to the contrary under the Equity Incentive Plan, an equity award granted under the Equity Incentive Plan will be subject to any clawback policy as may be established and/or amended from time to time by us. The Plan Administrator may require a participant to forfeit or return to and/or reimburse us for all or a portion of the equity award and/or shares issued under the equity award, any amounts paid under the equity award, and any payments or proceeds paid or provided upon disposition of the shares issued under the equity award, pursuant to the terms of such company policy or as necessary or appropriate to comply with applicable laws.

Adjustment

In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization or reclassification of the shares, subdivision of the shares, a rights offering, a reorganization, merger, spin-off, split-up, repurchase, or exchange of the Combined Company Class A common stock or other securities of us or other significant corporate transaction, or other change affecting the Combined Company Class A common stock occurs, the Plan Administrator, in order to prevent dilution, diminution or enlargement of the benefits or potential benefits intended to be made available under the Equity Incentive Plan, will, in such manner as it may deem equitable, adjust the number, kind and class of securities that may be delivered under the Equity Incentive Plan and/or the number, class, kind and price of securities covered by each outstanding equity award; provided that all such adjustments will be made in a manner that does not result in taxation under Section 409A of the Code (“Section 409A”).

Dissolution or Liquidation

In the event of the proposed winding up, dissolution or liquidation of us, the Plan Administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised or settled, an equity award will terminate immediately prior to the consummation of such proposed action.

Corporate Transaction

In the event of (i) a transfer of all or substantially all of our assets, (ii) a merger, consolidation or other capital reorganization or business combination transaction of us with or into another corporation, entity or person, (iii) the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner directly or indirectly, of more than 50% of our then outstanding capital stock, or (iv) a “Change in Control” (as defined in the Equity Incentive Plan) each outstanding equity award (vested or unvested) will be treated as the Plan Administrator determines, which determination may provide for one or more of the following: (a) the continuation of such outstanding equity awards (if we are the surviving corporation); (b) the assumption of such outstanding equity awards by the surviving corporation or its parent; (c) the substitution by the surviving corporation or its parent of new stock options or other equity awards for such equity awards; (d) the cancellation of such equity awards in exchange for a payment to the participants equal to the excess of (1) the fair market value of the shares subject to such equity awards as of the closing date of such corporate transaction over (2) the exercise price or purchase price paid or to be paid (if any) for the shares subject to the equity awards (which payment may be subject to the same conditions that apply to the consideration that will be paid to holders of shares in connection with the transaction, subject to applicable law); (e) the full or partial acceleration of exercisability or vesting and accelerated expiration of an outstanding equity award and lapse of our right to repurchase or re-acquire shares acquired under an equity award or lapse of forfeiture rights with respect to shares acquired under an equity award; (f) the opportunity for participants to exercise their stock options prior to the occurrence of the corporate transaction and the termination (for no consideration) upon the consummation of such corporate transaction of any stock options not exercised prior thereto or (g) the cancellation of outstanding equity awards in exchange for no consideration.

Change in Control

An equity award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the equity award agreement for such equity award or as may be provided in any other written agreement between us or any of our affiliates and the participant, but in the absence of such provision, no such acceleration will occur.

Amendment, Termination and Duration of the Equity Incentive Plan

If approved by our stockholders, the Equity Incentive Plan will continue in effect unless terminated earlier under the terms of the Equity Incentive Plan. The Plan Administrator may at any time amend, alter, suspend or terminate the Equity Incentive Plan. No incentive stock options may be granted after October 7, 2031. No awards may be granted under the Equity Incentive Plan while the Equity Incentive Plan is suspended or after it is terminated.

U.S. Federal Tax Aspects

A participant who receives a stock option or SAR will not have taxable income upon the grant of the stock option or SAR. For nonstatutory stock options and SARs, the participant will recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the shares over the exercise price — the appreciation value — on the date of exercise. Any additional gain or loss recognized upon any later disposition of the shares generally will be long-term or short-term capital gain or loss, depending on whether the shares are held for more than one year.

The purchase of shares upon exercise of an incentive stock option will not result in any taxable income to the participant, except for purposes of the alternative minimum tax. Gain or loss recognized by the participant on a later sale or other disposition of the shares will be capital gain or loss and/or ordinary income depending upon whether the participant holds the shares transferred upon exercise for a specified period. If the shares are held for the specified period, any gain generally will be taxed at long-term capital-gain rates. If the shares are not held for the specified period, generally any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price will be treated as ordinary income. Any additional gain generally will be taxable at long-term or short-term capital-gain rates, depending on whether the participant held the shares for more than one year after the exercise date.

A participant who receives restricted stock will not have taxable income until vesting unless the participant timely files an election under Section 83(b) of the Code to be taxed at the time of grant. The participant will recognize ordinary income equal to the fair market value of the shares at the time of vesting less the amount paid for such shares (if any) if no such election is made. Any additional gain or loss recognized upon any later disposition of the shares generally will be long-term or short-term capital gain or loss, depending on whether the shares are held for more than one year. If a participant timely files a Section 83(b) election, the participant will recognize ordinary income equal to the fair market value of the shares at the time of purchase or grant less the amount paid for such shares (if any).

A participant who receives RSUs will not have taxable income upon grant of the equity award; instead the participant will be taxed upon settlement of the equity award. The participant will recognize ordinary income equal to the fair market value of the shares or the amount of cash received by the participant. In addition, Section 409A imposes certain restrictions on deferred compensation arrangements. Equity awards that are treated as deferred compensation under Section 409A are intended to meet the requirements of this section of the Code.

Prior to the delivery of any shares or cash pursuant to an equity award (or exercise thereof) or prior to any time the equity award or shares are subject to taxation or other tax-related items, we and/or the participant’s employer will have the power and the right to deduct or withhold, or require a participant to remit to us, an amount sufficient to satisfy any tax-related items or other items that are required to be withheld or deducted or otherwise applicable with respect to such equity award.

The Plan Administrator may, at its discretion and pursuant to such procedures as it may specify from time to time, permit a participant to satisfy such withholding or deduction obligations or any other tax-related items, in whole or in part by (without limitation) paying cash, electing to have us withhold otherwise deliverable cash or shares, or delivering to us already-owned shares; provided that, unless the Plan Administrator permits otherwise, any proceeds derived from a cashless exercise must be an approved broker-assisted cashless exercise or the cash or shares withheld or delivered must be limited to avoid financial accounting charges under applicable accounting guidance or shares must have been previously held for the minimum duration required to avoid financial accounting charges under applicable accounting guidance. The fair market value of the shares to be withheld or delivered will be determined based on such methodology that we deem to be reasonable and in accordance with applicable laws.

We will be entitled to a tax deduction in connection with an equity award under the Equity Incentive Plan only in an amount equal to the ordinary income realized by the participant and at the time the participant recognizes the income. Section 162(m) of the Code places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers. While the Plan Administrator considers the deductibility of compensation as one factor in determining executive compensation, the Plan Administrator retains the discretion to award and pay compensation that is not deductible as it believes that it is in the best interests of our stockholders to maintain flexibility in our approach to executive compensation and to structure a program that we consider to be the most effective in attracting, motivating and retaining key employees.

New Plan Benefits

The Equity Incentive Plan does not provide for set benefits or amounts of awards and we have not approved any equity awards that are conditioned on stockholder approval of the Equity Incentive Plan. However, as discussed in further detail in the section titled “Non-Employee Director Compensation Policy” below, each of the post-Business Combination non-employee directors is entitled to RSU grants under the Equity Incentive Plan, contingent upon, the Closing, which will be granted following the effectiveness of the registration of the shares reserved under the Equity Incentive Plan on a registration statement on Form S-8, as described below. The following table summarizes (i) the RSU grants that our current non-employee directors as a group will receive in connection with the Business Combination and (ii) certain equity awards promised in offer letters with employees, which have not been granted and are subject to approval of the Combined Company Board. All other future awards to directors, executive officers, employees and consultants under the Equity Incentive Plan are discretionary and cannot be determined at this time.

Name and Position	Dollar Value		Number of Shares/Units
Dawn Harms, Interim Chief Executive Officer	$—		—
Fred Kennedy, President			4,500,000	(1)
Jikun Kim, Chief Financial Officer	—		2,500,000	(2)
All current executive officers as a group(2)	$—		7,000,000
All current directors who are not executive officers as a group	$1,093,750	(3)	—
All employees, including all current officers who are not executive officers, as a group	3,943,250	(4)	—

____________

(1)      Momentus has entered into offer letters with Fred Kennedy and Jikun Kim, pursuant to which Momentus has agreed, subject to approval of the Combined Company Board, to grant such executive officers (i) a stock option to purchase a fixed number of shares of Combined Company Class A common stock (each, an “Executive Fixed Award”) or (ii) a variable award of equity having a stated grant date fair value of $5,000,000 in the case of Mr. Kennedy and $4,000,000 in the case of Mr. Kim, at the sole discretion of the Combined Company Board. The number of shares included in this column represents the aggregate number of shares of Combined Company Class A common stock subject to the Executive Fixed Awards promised in offer letters between the Company and Fred Kennedy and Jikun Kim, in each case, which have not been granted.

(2)      Momentus’ current executive officers are Alexander Fishkin, Dawn Harms, Fred Kennedy and Jikun Kim.

(3)      Represents the maximum potential value of RSU grants to our post-Business Combination Board, other than to our Security Director, as described in the section titled “Non-Employee Director Compensation Policy” below assuming a Closing Date of August 13, 2021. The number of shares covered by the RSU grants is not determinable and therefore, not included because such number is based on the dollar amount of the award divided by the closing price on the grant date. The terms of the compensation of our Security Director who will be a part of our post-Business Combination Board have not yet been finalized and therefore are not included in this value.

(4)      Momentus has entered into offer letters with certain new hires, pursuant to which Momentus has agreed, subject to approval of the Combined Company Board, to grant certain employees stock awards to acquire shares of Combined Company Class A Common Stock. The dollar value included in this column represents the aggregate target value of such awards.

Equity Compensation Plan Information

As of March 31, 2021, we did not maintain any equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	—	$—	—
Equity compensation plans not approved by security holders	—	—	—
Total	—	$—	—

Vote Required

The Equity Incentive Plan Proposal will be adopted and approved only if a majority of the votes cast by holders of outstanding SRAC shares of common stock represented in person or by proxy at the Special Meeting and entitled to vote thereon vote “FOR” the Equity Incentive Plan Proposal.

The Equity Incentive Plan Proposal is conditioned upon the approval of the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal. If the Business Combination Proposal, the Charter Amendment Proposal or the Nasdaq Proposal is not approved, the Equity Incentive Plan Proposal will have no effect, even if approved by SRAC’s stockholders.

Recommendation of the Board of Directors

THE SRAC BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 6 — APPROVAL OF THE 2021 EMPLOYEE STOCK PURCHASE PLAN PROPOSAL

In this Proposal No. 6, we are asking our stockholders to approve and adopt the Momentus 2021 Employee Stock Purchase Plan (referred to elsewhere in this proxy statement/consent solicitation statement/prospectus as the “Employee Stock Purchase Plan”). The SRAC Board approved the Employee Stock Purchase Plan on October 7, 2020, subject to stockholder approval at the Special Meeting. If the Employee Stock Purchase Plan is approved by our stockholders, the Employee Stock Purchase Plan will become effective on the day of the Special Meeting. If the Employee Stock Purchase Plan is not approved by our stockholders, it will not become effective and no shares will be granted thereunder. The Employee Stock Purchase Plan is described in more detail below. This summary is qualified in its entirety by reference to the complete text of the Employee Stock Purchase Plan, a copy of which is attached hereto as Annex D.

Reasons to Approve the Employee Stock Purchase Plan

The Employee Stock Purchase Plan provides eligible employees with an opportunity to purchase shares of Combined Company Class A common stock at a discount through accumulated payroll deductions and to benefit from stock price appreciation, thus enhancing the alignment of employee and stockholder interests. The SRAC Board believes the Employee Stock Purchase Plan will be an important incentive and retention tool as we continue to compete for talent.

Approval of the Employee Stock Purchase Plan by our stockholders is required, among other things, to comply with stock exchange rules requiring stockholder approval of equity compensation plans and for the Employee Stock Purchase Plan to qualify as an “employee stock purchase plan” under Section 423 of the Code.

Description of the Employee Stock Purchase Plan

Purpose

The Employee Stock Purchase Plan provides a means by which eligible employees and/or eligible service providers of either our company or designated related corporations and affiliates (“Designated Companies”) may be given an opportunity to purchase shares of Combined Company Class A common stock. The Employee Stock Purchase Plan permits us to grant a series of purchase rights to eligible employees and eligible service providers. By means of the Employee Stock Purchase Plan, we seek to (i) retain and assist our related corporations and affiliates in retaining the services of such eligible employees and eligible service providers, (ii) secure and retain the services of new eligible employees and eligible service providers and (iii) provide incentives for such persons to exert maximum efforts for our success and that of our related corporations and affiliates.

Qualified and Non-Qualified Offerings Permitted

The Employee Stock Purchase Plan includes two components: a “423 Component” and a “Non-423 Component.” We intend the 423 Component to qualify as an Employee Stock Purchase Plan pursuant to Section 423 of the Code. The provisions of the 423 Component will be construed in a manner that is consistent with the requirements of Section 423 of the Code, including without limitation, to extend and limit Employee Stock Purchase Plan participation in a uniform and non-discriminating basis. In addition, the Employee Stock Purchase Plan authorizes grants of purchase rights under the Non-423 Component that do not meet the requirements of an Employee Stock Purchase Plan under Section 423 of the Code. Except as otherwise provided in the Employee Stock Purchase Plan or determined by the Employee Stock Purchase Plan Administrator (as defined below), the Non-423 Component will be operated and administered in the same manner as the 423 Component. Eligible employees will be able to participate in the 423 Component or Non-423 Component of the Employee Stock Purchase Plan. Eligible service providers (who may or may not be eligible employees) will only be able to participate in the Non-423 Component of the Employee Stock Purchase Plan.

Administration

The Combined Company board of directors has the power to delegate administration of the Employee Stock Purchase Plan to a committee composed of not fewer than one member of the Combined Company board of directors. The Employee Stock Purchase Plan will be administered by the Combined Company board of directors or a committee thereof (the “Employee Stock Purchase Plan Administrator”). The Employee Stock Purchase Plan Administrator has the final power to construe and interpret both the Employee Stock Purchase Plan and the rights granted under it. The Employee Stock Purchase Plan Administrator has the power, subject to the provisions of the Employee Stock Purchase Plan, to determine when and how rights to purchase Combined Company Class A common stock will be granted, the provisions of each offering of such rights (which need not be identical), and whether any employee or other service provider will be eligible to participate in the 423 Component or Non-423 Component of the Employee Stock Purchase Plan. Whether or not the Combined Company board of directors has delegated administration of the Employee Stock Purchase Plan to a committee, the Combined Company board of directors will have the final power to determine all questions of policy and expediency that may arise in the administration of the Employee Stock Purchase Plan.

Stock Subject to Employee Stock Purchase Plan

Subject to adjustments as provided in the Employee Stock Purchase Plan, the maximum number of shares of Combined Company Class A common stock that may be issued under the Employee Stock Purchase Plan will not exceed two percent (2%) of the total number of issued and outstanding shares of Combined Company Class A common stock as of immediately following the Closing (after giving effect to the SRAC Share Redemptions, if any), plus the number of shares of Combined Company Class A common stock that are automatically added on the first day of each fiscal year beginning with the 2022 fiscal year and ending on (and including) the first day of the 2031 fiscal year in an amount, in each case, equal to the lesser of (i) half a percent (0.5%) of the total number of shares of Combined Company Class A common stock outstanding on the last day of the calendar month prior to the date of such automatic increase, and (ii) the number of shares of Combined Company Class A common stock initially reserved for issuance under the Employee Stock Purchase Plan, unless the Employee Stock Purchase Plan Administrator determines prior to the first day of any fiscal year that there will be no increase in the share reserve for such fiscal year or that the increase in the share reserve for such fiscal year will be a lesser number of shares of Combined Company Class A common stock. If any purchase right granted under the Employee Stock Purchase Plan terminates without having been exercised in full, the shares of Combined Company Class A common stock not purchased under such purchase right will again become available for issuance under the Employee Stock Purchase Plan.

Offerings

The Employee Stock Purchase Plan is implemented by offerings of rights to all eligible employees and eligible service providers from time to time. Offerings may be comprised of one or more purchase periods. The maximum length for an offering under the Employee Stock Purchase Plan is 27 months. The provisions of separate offerings need not be identical. When a participant elects to join an offering, he or she is granted a purchase right to acquire shares of Combined Company Class A common stock on each purchase date within the offering, each corresponding to the end of a purchase period within such offering. On each purchase date, all payroll deductions collected from the participant during such purchase period are automatically applied to the purchase of Combined Company Class A common stock, subject to certain limitations.

Eligibility

Purchase rights may be granted only to our employees, employees of designated related corporations or, solely with respect to the Non-423 Component, employees of an affiliate (other than a designated related corporation) or eligible service providers. The Employee Stock Purchase Plan Administrator may provide that employees will not be eligible to be granted purchase rights under the Employee Stock Purchase Plan if, on the offering date, the employee (i) has not completed at least 2 years of service since the employee’s last hire date (or such lesser period as the Employee Stock Purchase Plan Administrator may determine), (ii) customarily works not more than 20 hours per week (or such lesser period as the Employee Stock Purchase Plan Administrator may determine), (iii) customarily works not more than 5 months per calendar year (or such lesser period as the Employee Stock Purchase Plan Administrator may determine), (iv) is a highly compensated employee within the meaning of the Code, or (v) has not satisfied such other criteria as the Employee Stock Purchase Plan Administrator may determine consistent with Section 423 of the Code. Unless otherwise determined by the Employee Stock Purchase Plan Administrator for any offering, an employee will not be eligible to be granted purchase rights unless, on the offering date, the employee customarily works more than 20 hours per week and more than 5 months per calendar year.

No employee will be eligible for the grant of any purchase rights if, immediately thereafter, such employee owns stock possessing 5% or more of the total combined voting power or value of all classes of our stock or the stock of any related corporation. An eligible employee may be granted purchase rights only if such purchase rights, together with any other rights granted under all our and any related corporations’ employee stock purchase plans, do not permit such eligible employee’s rights to purchase stock to accrue in excess of $25,000 worth of stock in any calendar year.

Following the Closing, the Combined Company is expected to have approximately 139 employees who will be eligible to participate in the Employee Stock Purchase Plan.

Participation in the Employee Stock Purchase Plan

On each offering date, each eligible employee or eligible service provider, pursuant to an offering made under the Employee Stock Purchase Plan, will be granted a purchase right to purchase up to that number of shares of Combined Company Class A common stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Employee Stock Purchase Plan Administrator; provided however, that in the case of eligible employees, such percentage or maximum dollar amount will in either case not exceed 15% of such employee’s earnings during the period that begins on the offering date (or such later date as the Employee Stock Purchase Plan Administrator determines for a particular offering) and ends on the date stated in the offering, which date will be no later than the end of the offering, unless otherwise provided for in an offering.

Purchase Price

The purchase price of shares of Combined Company Class A common stock acquired pursuant to purchase rights will be not less than the lesser of (i) 85% of the fair market value of the shares of Combined Company Class A common stock on the offering date; or (ii) 85% of the fair market value of the shares of Combined Company Class A common stock on the applicable purchase date (i.e. the last day of the applicable purchase period).

Payment of Purchase Price; Payroll Deductions

The purchase price of the shares is accumulated by payroll deductions over the offering. To the extent permitted in the offering document, a participant may increase, reduce or terminate his or her payroll deductions. All payroll deductions made on behalf of a participant are credited to his or her account under the Employee Stock Purchase Plan and deposited with our general funds. To the extent permitted in the offering document, a participant may make additional payments into such account. If required under applicable laws or regulations or if specifically provided in the offering, in addition to or instead of making contributions by payroll deductions, a participant may make contributions through a payment by cash, check, or wire transfer prior to a purchase date, in a manner we direct.

Purchase of Stock

The Employee Stock Purchase Plan Administrator will establish one or more purchase dates during an offering on which purchase rights granted for that offering will be exercised and shares of Combined Company Class A common stock will be purchased in accordance with such offering. In connection with each offering, the Employee Stock Purchase Plan Administrator may specify a maximum number of shares of Combined Company Class A common stock that may be purchased by any participant or all participants. If the aggregate purchase of shares of Combined Company Class A common stock issuable on exercise of purchase rights granted under the offering would exceed any such maximum aggregate number, then, in the absence of any Employee Stock Purchase Plan Administrator action otherwise, a pro rata (based on each participant’s accumulated contributions) allocation of the shares of Combined Company Class A common stock available will be made in as nearly a uniform manner as will be practicable and equitable.

Withdrawal

During an offering, a participant may cease making contributions and withdraw from the offering by delivering to us or any third party designated by us a company provided withdrawal form. We may impose a deadline before a purchase date for withdrawing. On such withdrawal, such participant’s purchase right in that offering will immediately terminate and we will distribute as soon as practicable to such participant all of his or her accumulated but unused contributions without interest and such participant’s purchase right in that offering will then terminate. A participant’s withdrawal from that offering will have no effect on his or her eligibility to participate in any other offerings under the Employee Stock Purchase Plan, but such participant will be required to deliver a new enrollment form to participate in subsequent offerings.

Restart

To the extent more than one purchase period is provided during an offering, the Employee Stock Purchase Plan Administrator will have the discretion to structure such offering so that if the fair market value of a share on the first trading day of a new purchase period within that offering is less than or equal to the fair market value of a share on the offering date for that offering, then (i) that offering will terminate as of the purchase date specified with respect to such purchase period, after giving effect to such purchase on the applicable purchase date, (ii) all contribution amounts not applied to the purchase of shares after giving effect to such purchase on the applicable purchase date will be refunded to the applicable participants and (iii) the participants in such terminated offering will be automatically enrolled in a new offering beginning on the first trading day of such new offering period and purchase period.

Termination of Eligibility

Purchase rights granted pursuant to any offering under the Employee Stock Purchase Plan will terminate immediately if the participant either (i) is no longer an eligible employee or eligible service provider for any reason or for no reason, or (ii) is otherwise no longer eligible to participate. We will have the exclusive discretion to determine when a participant is no longer actively providing services and the date of the termination of employment or service for purposes of the Employee Stock Purchase Plan. As soon as practicable, we will distribute to such individual all of his or her accumulated but unused contributions without interest.

Leave of Absence

A participant will not be deemed to have terminated employment or failed to remain continuously employed by us or a Designated Company in the case of sick leave, military leave, or any other leave of absence approved by us; provided that such leave is for a period of not more than three months or reemployment upon the expiration of such leave is guaranteed by contract or statute. We will have sole discretion to determine whether a participant has terminated employment and the effective date on which the participant terminated employment, regardless of any notice period or garden leave required under local law.

Employment Transfers

Unless otherwise determined by the Employee Stock Purchase Plan Administrator, a participant whose employment (or in the case of eligible service providers, service) transfers or whose employment (or in the case of eligible service providers, service) terminates with an immediate rehire (or in the case of eligible service providers, reengagement) with no break in employment (or in the case of eligible service providers, service) by or between us and a Designated Company or between Designated Companies will not be treated as having terminated employment (or in the case of Eligible Service Providers, service) for purposes of participating in the Employee Stock Purchase Plan or an offering; however, if a participant transfers from an offering under the 423 Component to an offering under the Non-423 Component, the exercise of the participant’s purchase right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a participant transfers from an offering under the Non-423 Component to an offering under the 423 Component, the exercise of the purchase right will remain non-qualified under the Non-423 Component. In the event that a participant’s purchase right is terminated under the Employee Stock Purchase Plan, we will distribute as soon as practicable to such individual all of his or her accumulated but unused contributions.

Restrictions on Transfer

During a participant’s lifetime, purchase rights will be exercisable only by such participant. Purchase rights are not transferable by a participant, except by will, by the laws of descent and distribution, or, if we so permit, by a beneficiary designation.

Exercise of Purchase Rights

On each purchase date, each participant’s accumulated contributions will be applied to the purchase of shares of Combined Company Class A common stock, up to the maximum number of shares of Combined Company Class A common stock permitted by the Employee Stock Purchase Plan and the applicable offering, at the purchase price specified in the offering. Unless otherwise specified in the offering, no fractional shares will be issued and, if any amount of accumulated contributions remains in a participant’s account after the purchase of shares of Combined Company Class A common stock on the final purchase date in an offering, such remaining amount will roll over to the next offering.

No purchase rights may be exercised to any extent unless and until the shares of Combined Company Class A common stock to be issued on such exercise under the Employee Stock Purchase Plan are covered by an effective registration statement pursuant to the Securities Act, and the Employee Stock Purchase Plan is in material compliance with all applicable U.S. federal and state, foreign and other securities, exchange control, and other laws applicable to the Employee Stock Purchase Plan. If, on the purchase date, as delayed to the maximum extent permissible, the shares of Combined Company Class A common stock are not registered and the Employee Stock Purchase Plan is not in material compliance with all applicable laws or regulations, as determined by us in our sole discretion, no purchase rights will be exercised and all accumulated but unused contributions will be distributed as soon as practicable to the participants without interest.

Capitalization Adjustments

In the event of a capitalization adjustment, the Employee Stock Purchase Plan Administrator will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Employee Stock Purchase Plan, (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to the Employee Stock Purchase Plan, (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding offerings and purchase rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing offering.

Dissolution or Liquidation

In the event of our company’s dissolution or liquidation, the Employee Stock Purchase Plan Administrator will shorten any offering then in progress by setting a new purchase date prior to the consummation of such proposed dissolution or liquidation. The Employee Stock Purchase Plan Administrator will notify each participant in writing, prior to the new purchase date that the purchase date for the participant’s purchase rights has been changed to the new purchase date and that such purchase rights will be automatically exercised on the new purchase date, unless prior to such date the participant has withdrawn from the offering.

Effect of Certain Corporate Transactions

In the event of:

•        a transfer of all or substantially all of our company’s assets;

•        a merger, consolidation or other capital reorganization or business combination transaction of our company with or into another corporation, entity or person; or

•        the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner, directly or indirectly, of more than 50% of our then outstanding capital stock;

then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding purchase rights or may substitute similar rights for outstanding purchase rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such purchase rights or does not substitute similar rights for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of Combined Company Class A common stock prior to the corporate transaction under the outstanding purchase rights, and the purchase rights will terminate immediately after such purchase. The Employee Stock Purchase Plan Administrator will notify each participant in writing, prior to the new purchase date that the purchase date for the participant’s purchase rights has been changed to the new purchase date and that such purchase rights will be automatically exercised on the new purchase date unless prior to such date the participant has withdrawn from the offering.

Spin-Off

In the event of a spin-off or similar transaction involving us, the Employee Stock Purchase Plan Administrator may take actions deemed necessary or appropriate in connection with an ongoing offering and subject to compliance with applicable laws (including the assumption of purchase rights under an ongoing offering by the spun-off company, or shortening an offering and scheduling a new purchase date prior to the closing of such transaction). In the absence of any such action by the Employee Stock Purchase Plan Administrator, a participant in an ongoing offering whose employer ceases to qualify as a related corporation as of the closing of a spin-off or similar transaction will be treated in the same manner as if the participant had terminated employment.

Amendment, Termination or Suspension of the Employee Stock Purchase Plan

The Employee Stock Purchase Plan Administrator may amend the Employee Stock Purchase Plan at any time in any respect the Employee Stock Purchase Plan Administrator deems necessary or advisable. However, except with respect to capitalization adjustments described above, stockholder approval will be required for any amendment of the Employee Stock Purchase Plan for which stockholder approval is required by applicable laws, regulations or listing requirements, including any amendment that either (i) increases the number of shares of Combined Company Class A common stock available for issuance under the Employee Stock Purchase Plan, (ii) expands the class of individuals eligible to become participants and receive purchase rights, (iii) materially increases the benefits accruing to participants under the Employee Stock Purchase Plan or reduces the price at which shares of Combined Company Class A common stock may be purchased under the Employee Stock Purchase Plan, (iv) extends the term of the Employee Stock Purchase Plan, or (v) expands the types of awards available for issuance under the Employee Stock Purchase Plan, but in each case only to the extent stockholder approval is required by applicable laws.

The Employee Stock Purchase Plan Administrator may suspend or terminate the Employee Stock Purchase Plan at any time. No purchase rights may be granted under the Employee Stock Purchase Plan while the Employee Stock Purchase Plan is suspended or after it is terminated.

Any benefits, privileges, entitlements, and obligations under any outstanding purchase rights granted before an amendment, suspension, or termination of the Employee Stock Purchase Plan will not be materially impaired by any such amendment, suspension, or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations, or (iii) as necessary to obtain or maintain any special tax, listing, or regulatory treatment.

Federal Income Tax Information

The following generally summarizes the U.S. federal income tax consequences that will arise with respect to participation in the Employee Stock Purchase Plan and with respect to the sale of Combined Company Class A common stock acquired under the Employee Stock Purchase Plan, but it is not a detailed or complete description of all U.S. federal tax laws or regulations that may apply, and does not address any local, state or foreign laws. Therefore, no one should rely on this summary for individual tax compliance, planning or decisions. Participants in the Employee Stock Purchase Plan should consult their own professional tax advisors concerning tax aspects of rights under the Employee Stock Purchase Plan. Nothing in this proxy statement/consent solicitation statement/prospectus is written or intended to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. The discussion below concerning tax deductions that may become available to us under U.S. federal tax law is not intended to imply that we will necessarily obtain a tax benefit or asset from those deductions. Taxation of equity-based payments in other countries is complex, does not generally correspond to federal tax laws, and is not covered by the summary below. This summary also assumes that the 423 Component complies with Code Section 423 and is based on the tax laws in effect as of the date of this proxy statement/consent solicitation statement/prospectus. Changes to these laws could alter the tax consequences described below.

As described above, the Employee Stock Purchase Plan has a 423 Component and a Non-423 Component. The tax consequences for a U.S. taxpayer will depend on whether he or she participates in the 423 Component or the Non-423 Component.

423 Component

Rights granted under the 423 Component are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code. Under this component, a participant will be taxed on amounts withheld for the purchase of Combined Company Class A common stock as if such amounts are actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until disposition of the acquired shares. The taxation upon disposition will depend upon the holding period of the acquired shares:

•        If the stock is disposed of more than 2 years after the beginning of the offering and more than one year after the stock is transferred to the participant, then the lesser of (i) the excess of the fair market value of the stock at the time of such disposition over the purchase price, or (ii) the excess of the fair market value of the stock as of the beginning of the offering over the purchase price (determined as of the beginning of the offering) will be treated as ordinary income. Any further gain or any loss will be taxed as a long-term capital gain or loss.

•        If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the purchase date over the purchase price will be treated as ordinary income at the time of such disposition. The balance of any gain will be treated as capital gain. Even if the stock is later disposed of for less than its fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such purchase date.

Any compensation income that a participant receives upon sale of the Combined Company Class A common stock that he or she purchased under the 423 Component is not subject to withholding for income, Medicare or social security taxes. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

Non-423 Component

Rights granted under the Non-423 Component are not intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code. Under this component, a participant will have compensation income equal to the value of the Combined Company Class A common stock on the day he or she purchases the Combined Company Class A common stock, less the purchase price. When a participant sells the Combined Company Class A common stock purchased under the Employee Stock Purchase Plan, he or she also will have a capital gain or loss equal to the difference between the sales proceeds and the value of the Combined Company Class A common stock on the day he or she purchased the stock. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

Any compensation income that a participant receives upon sale of the Combined Company Class A common stock that he or she purchased under the Non-423 Component is subject to withholding for income, Medicare and social security taxes, as applicable.

Tax Consequences to Combined Company

If the participant makes a disqualifying disposition of shares purchased under the Employee Stock Purchase Plan, the excess of the fair market value of the shares on the date of purchase over the purchase price will be treated as ordinary income to the participant at the time of such disposition and the Combined Company will be entitled to an income tax deduction for the same amount for the taxable year of the Combined Company in which the disposition occurs, although the income tax deduction may be limited by the deductibility of compensation paid to certain of our officers under Section 162(m) of the Internal Revenue Code. In no other instance will the Combined Company be allowed a deduction with respect to the participant’s disposition of the purchased shares. Any additional gain (or loss) on the disposition will be a capital gain (or loss) to the participant.

New Plan Benefits

Participation in the Employee Stock Purchase Plan is voluntary and each eligible employee will make his or her own decision whether and to what extent to participate in the Employee Stock Purchase Plan. It is therefore not possible to determine the benefits or amounts that will be received in the future by individual employees or groups of employees under the Employee Stock Purchase Plan.

Equity Compensation Plan Information

As of March 31, 2021, we did not maintain any equity compensation plans.

Vote Required

The Employee Stock Purchase Plan Proposal will be adopted and approved only if a majority of the votes cast by holders of outstanding SRAC shares of common stock represented in person or by proxy at the Special Meeting and entitled to vote thereon vote “FOR” the Employee Stock Purchase Plan Proposal.

The Employee Stock Purchase Plan Proposal is conditioned upon the approval of the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal. If the Business Combination Proposal, the Charter Amendment Proposal or the Nasdaq Proposal is not approved, the Employee Stock Purchase Plan Proposal will have no effect, even if approved by SRAC’s stockholders.

Recommendation of the Board of Directors

THE SRAC BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL.

PROPOSAL NO. 7 — THE NASDAQ PROPOSAL

APPROVAL OF THE ISSUANCE OF COMMON STOCK CONSIDERATION IN CONNECTION WITH THE BUSINESS COMBINATION AND THE PIPE INVESTMENT

Overview

Assuming the Business Combination Proposal is approved, the consideration payable in connection with the Closing will be paid to Momentus’ securityholders pursuant to the Merger Agreement through stock consideration consisting of newly issued shares of Combined Company Class A common stock valued at the redemption price payable to holders of public shares who elect to redeem such public shares for cash in connection with the Business Combination. Based on the assumptions set forth in this proxy statement/consent solicitation statement/prospectus, SRAC expects the number of shares of Combined Company Class A common stock to be issued as consideration to Momentus’ securityholders to be equal to 49,792,089 in both the no redemption and maximum redemption scenarios, and expects to assume Rollover Options for 5,413,330 shares of Combined Company Class A common stock and Assumed Warrants for 497,018 shares of Combined Company Class A common stock.

SRAC has also entered into Subscription Agreements with the PIPE Investors pursuant to which SRAC will issue and sell to the PIPE Investors 11,000,000 shares of SRAC Class A common stock for an aggregate purchase price of $110,000,000. PIPE Investors will also receive warrants to purchase 11,000,000 shares of Combined Company Class A common stock in the aggregate with an initial exercise price of $11.50 per share.

At the consummation of the Mergers, SRAC, Sponsor, certain existing holder(s) of SRAC capital stock (including SRAC Partners) and certain Company stockholders, in each case who will receive Combined Company Class A common stock pursuant to the Merger Agreement and the transactions contemplated thereby will enter into the Amended and Restated Registration Rights Agreement in respect of the shares of SRAC Class A common stock issued to Sponsor and such Company stockholders in connection with the transactions set forth above. Pursuant to such agreement, such holders and their permitted transferees will be entitled to certain customary registration rights, including, among other things, demand, shelf and piggy-back rights, subject to cut-back provisions. Pursuant to the Amended and Restated Registration Rights Agreement, Sponsor and SRAC Partners will agree not to sell, transfer, pledge or otherwise dispose of shares of Combined Company Class A common stock or other securities exercisable therefor for certain time periods specified therein.

As contemplated by the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal, SRAC intends to reserve a number of shares equal to 7.5% and 2.0% of the issued and outstanding shares of SRAC Class A common stock for issuance under the Equity Incentive Plan and the Employee Stock Purchase Plan, respectively, immediately following the Business Combination (after giving effect to the redemptions).

The terms of the stock consideration in the Business Combination and the PIPE Investment are complex and only briefly summarized above. For further information, please see the full text of the Merger Agreement, which is attached as Annex A hereto, the form of Subscription Agreement, which is attached as Annex G hereto, the form of the Amended and Restated Registration Rights Agreement, which is attached as Annex H hereto, the form of Subscription Agreement Amendment, which is attached as Annex I hereto and the form of the Equity Incentive Plan, which is attached as Annex C hereto. The discussion herein is qualified in its entirety by reference to such documents.

Why SRAC Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Nasdaq Listing Rules 5635(a), (b) and (d).

Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of common stock or other securities convertible into or exercisable for common stock, in connection with the acquisition of the stock or assets of another company, if such securities are not issued in a public offering and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities, or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of such securities. Collectively, SRAC may issue 20% or more of our outstanding common stock or securities representing 20% or more of the voting power, in each case outstanding before the issuance, pursuant to the issuance of common stock in connection with the Business Combination and the PIPE Investment. In addition, SRAC intends to reserve for issuance shares of Class A common stock for potential future issuances of Class A common stock under the Equity Incentive Plan and the Employee Stock Purchase Plan.

Under Nasdaq Listing Rule 5635(b), stockholder approval is required where the issuance of securities will result in a change of control. Because the issuances to Momentus stockholders in the Business Combination and to the investors in connection with the PIPE Investment, in each case as described above, may result in certain of such investors owning more than 20% of SRAC’s common stock outstanding before the issuance, such issuances may be deemed a change of control. Therefore, we are seeking the approval of our stockholders.

Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Effect of Proposal on Current Stockholders

If the Nasdaq Proposal is adopted and the Business Combination are consummated, it is estimated that up to 49,792,089 shares of Combined Company Class A common stock could be issued pursuant to the terms of the Merger Agreement as stock consideration in the Business Combination, which collectively represents approximately 223% of the 22,107,500 shares outstanding on the date hereof. Additionally, in connection with the PIPE Investment, SRAC will issue 11,000,000 shares of Combined Company Class A common stock and warrants to purchase an aggregate of 11,000,000 shares of Combined Company Class A common stock with an initial exercise price of $11.50 per share. Based on the assumptions set forth in this proxy statement/consent solicitation statement/prospectus, SRAC also expects to assume Rollover Options for 5,413,330 shares of Combined Company Class A common stock and Assumed Warrants for 497,018 shares of Combined Company Class A common stock. SRAC will also reserve a number of shares equal to 9.5% of the issued and outstanding shares of Combined Company Class A common stock immediately following the Business Combination under the Equity Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal and an additional 8,897,500 shares in connection with the public warrants and the private placement warrants. The issuance of such shares would result in significant dilution to SRAC’s stockholders, and would afford SRAC’s stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of SRAC.

Vote Required for Approval

The approval of the Nasdaq Proposal requires that a majority of the votes cast by holders of SRAC’s outstanding shares of common stock represented in person or by proxy and entitled to vote at the Special Meeting vote “FOR” the Nasdaq Proposal. Failure to vote by proxy or to vote in person at the Special Meeting will have no effect on the vote. Abstentions will have no effect on the vote for this proposal.

This proposal is conditioned upon the approval of the Business Combination Proposal and the Charter Amendment Proposal. If the Business Combination Proposal or the Charter Amendment Proposal is not approved, this proposal will have no effect, even if approved by SRAC’s stockholders.

Recommendation of the Board of Directors

THE SRAC BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE ISSUANCE OF COMMON STOCK CONSIDERATION TO BE ISSUED IN CONNECTION WITH THE BUSINESS COMBINATION AND THE PIPE INVESTMENT

INFORMATION ABOUT MOMENTUS

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Momentus prior to the consummation of the Business Combination.

Company Overview

Momentus plans to offer in-space infrastructure services, and if we achieve our business plans and goals, we believe that we can become an important provider of tools, infrastructure and services that will enable the commercialization of space. Momentus intends to utilize a multi-pronged approach to become a provider of three critical functions in the new space economy: Space Transportation, Satellite as a Service, and In-Orbit Servicing. Momentus is planning to create a hub and spoke space transportation model by offering last-mile delivery in partnership with leading providers of launch services on large and mid-size rockets, such as SpaceX. By combining the capabilities of low-cost launch vehicles from third party providers with our planned in-space transfer and service vehicles powered by water plasma propulsion technology, we believe we will be able to offer our customers significantly more affordable access to space. The cornerstone of our business plan is our water plasma propulsion technology, which is being designed in-house. We believe that this technology, once further developed, tested and validated, will have the potential to deliver fast, versatile, and cost-effective services to our clients. We believe that our highly experienced team of engineers and operations managers puts us in a strong position to commercialize our technology in the future and become a market leader in the development of the new space economy. Since our founding in 2017, we have been working to develop our water plasma propulsion technology, signed contracts including firm orders and options with prepaid deposits (some of which have already been exercised by customers) representing approximately $66 million (as of June 11, 2021) in potential revenue, and have continued to develop, test and enhance our vehicles and supporting technologies. Our first launch with customers is currently anticipated to occur in June 2022, subject to receipt of licenses and other government approvals and availability of slots on our launch provider’s manifests. Prior planned launches were cancelled due to not receiving required licenses and other governmental approvals and other factors, and we can offer no assurances that our first launch will occur in June 2022.

Momentus plans to offer in-space infrastructure services by building transfer and service vehicles that will carry satellites and hosted payloads between orbits in space using an innovative water-based propulsion system (microwave electrothermal). At present, however, our technology is unproven as it has not yet been used to generate a measured orbit change in space. In addition, the current iteration of our water-based propulsion system (or microwave electrothermal thruster (“MET”)) that we plan to fly on our inaugural mission has not yet completed life testing. Once life testing of the MET thruster is complete, we will test this technology in space on our inaugural mission currently planned for no earlier than June 2022, subject to receipt of necessary government licenses and approvals and slots on our launch provider’s manifests. During this mission, we plan to release paying customers’ payloads from our Vigoride vehicle prior to operation of the MET, since this will be our first opportunity to test this version of our thruster on orbit and it is not certain what its performance (in terms of achievable thrust, specific impulse, firing duration, and lifetime) will be in advance. We expect to learn lessons from the first flight of Vigoride and to use the data collected from this mission to determine what services or level of services we will be able to initially provide customers, including the degree to which Vigoride possesses capabilities of providing customers with low earth orbit (“LEO”) transfer services. We anticipate that the mission will also lay the groundwork for continual improvements and enhancements that we plan to flight-demonstrate on future missions. We plan to offer LEO transfer services to customers no earlier than October 2022, based in part on the outcome of the inaugural flight and MET demonstration, as well as the results of ongoing ground testing.

Momentus’ MET has undergone several design iterations since the inception of the company and continues to undergo system-level ground testing in our facilities in Santa Clara and San Jose in preparation for the company’s inaugural mission planned to launch no earlier than June 2022. The focus of the ground test campaign is on validation of high temperature materials for nozzles, cooling methodologies, and radio frequency sources to heat the water propellant and convert it into a plasma. Our MET life testing is being conducted in vacuum to verify that the thruster can survive many firings over hundreds to thousands of hours of on-orbit use, and to reveal failure or degradation mechanisms that will require mitigation in future versions of the MET. This life testing is the final stage of our ground test campaign. While we have not yet flown any of our vehicles in space, we believe, based on our extensive ground-test campaign, that the block 2.0 version of our Vigoride vehicle can perform the full range of services that we plan to offer our Space Transportation customers which do not require very large orbit changes.

While we plan to initially transfer satellites in LEO, the success of our business is in large part dependent on our ability to develop more powerful and efficient propulsion to deliver satellites and other payloads to other orbits and provide other services, such as deorbiting of defunct or obsolete satellites and satellite repositioning. We are designing our Ardoride and Fervoride vehicles to be capable of delivering larger payloads further out to medium earth orbit (“MEO”), geosynchronous orbit (“GEO”), or even Lunar Orbits. We are designing our Ardoride vehicle to have a delta-v capability of up to 5 km/sec depending on payload mass and our Fervoride vehicle to have a delta-v capability of up to 7 km/sec. Both vehicles are in their initial stages of development. Our objective is for Ardoride and Fervoride to become operational in 2024 and 2026, respectively.

In addition to space transportation services, Momentus intends to offer other infrastructure services including dead satellite removal, inspection, and other satellite-to-satellite service offerings. We also are planning to make Vigoride and our other transfer vehicles reusable by 2024. In order to achieve these additional capabilities, we need to develop additional technologies that will allow our vehicles to locate and navigate to other spacecraft in space, physically connect to them, and then perform a variety of robotic operations including fluid transfer (for refueling Vigoride or other spacecraft). There are three major developments required to extend the capabilities of our transfer vehicles. Once these technologies are demonstrated, we expect to apply them to Vigoride, Ardoride, and Fervoride.

1.      We are working with external partners to develop a rendezvous and proximity operations (“RPO”) capability. RPO involves the capability to maneuver a satellite in space closely enough to another spacecraft to be able to detect and track it with a sensor. The “chaser” satellite then must perform maneuvers to approach the “client” satellite and hover in close proximity. The primary risks are related to the ability of the sensor and software to accurately track the client satellite. An initial flight demonstration of the RPO capability is planned for June 2022. Lessons learned from this demonstration flight will be folded into updates and retested either on the same vehicle or with future flights.

2.      We are also working with partners to develop a robotic capture system that will allow a chaser satellite to latch onto a client satellite. This will allow Vigoride (the “chaser”) to pick up new transport customers (“clients”) and fuel for reusable missions. Key elements of the robotic capture system are based on a generic product being developed by one of our commercial partners. Ground testing of the full system is planned for no earlier than mid-2022 with a flight demonstration planned for no earlier than the fourth quarter of 2022 or the first quarter of 2023. The primary risks for the robotic systems is associated with validating the software required to perform partially autonomous operations on orbit.

3.      We also need to develop a fluid transfer system which will allow Vigoride to be refueled on orbit. Flight qualified systems suitable for our purposes exist; however, we are exploring alternatives now in an attempt to reduce the recurring cost of the solution. We plan to demonstrate some of these technologies in space in June 2022 and the full refueling system no earlier than the fourth quarter of 2022 or the first quarter of 2023.

This Proxy Statement/Prospectus/Consent Solicitation describes Momentus’ current business plans for continuing to develop its technology and marketing and commercializing its products. For a further description of the risks associated with our business, including the development of our technology, see “Risk Factors — Risks Related to the Business and Industry of Momentus.” Investors are cautioned to review the following description of Momentus’ business together with the entirety of this Proxy Statement/Prospectus/Consent Solicitation Statement, including the within-mentioned risk factors.

As discussed above, the technology underlying our anticipated service offerings is still in the process of being developed, and has not been fully tested or validated in space. Our ability to execute on our business plan is dependent on the successful development and commercialization of the technologies described in this Proxy Statement/Prospectus/Consent Solicitation Statement. Although we believe our water plasma propulsion technology will be a key differentiator of our product offerings, we have to date only conducted one test of this technology in space. Although we believe our test unit generated plasma in space and validated the theoretical basis of our technology, we have yet to experimentally confirm the unit’s ability to generate thrust in space, which is crucial to our ability to conduct actual spacecraft maneuvers on orbit. Until we can accomplish this, the technology will remain in the experimental stages. Moreover, even if the unit generates thrust, there can be no assurance that it can be operated in a manner that is sufficiently reliable and efficient to permit full commercialization of the technology. Our statements and beliefs about the viability of our technology are primarily based on theoretical analyses and experimentally observed results during ground testing and our single test of this technology in space. Development of space technologies is extremely complex, time consuming, and expensive, and there can be no assurance that our predicted theoretical and ground-based results will translate into operational space vehicles that operate within the parameters we expect, or at all. This Proxy Statement/Prospectus/Consent Solicitation describes Momentus’ current business plans for continuing to develop its technology and marketing and commercializing its products, however there can be no assurance that Momentus will be able to successfully develop its technologies and implement them in commercially viable vehicles. For a further description of the risks associated with our business, see “Risk Factors — Risks Related to the Business and Industry of Momentus.” Investors are cautioned to review the following description of Momentus’ business together with the entirety of this Proxy Statement/Prospectus/Consent Solicitation Statement, including the within-mentioned risk factors.

Our services are made possible by the space industry’s rapid technological developments over the past two decades, driven predominantly by significant decreases in launch costs, as well as the advent of smaller, lower-cost satellites. This convergence of trends has resulted in substantial growth in the commercial space market, rooted in higher accessibility for companies entering the new space economy that aim to offer communication, earth observation, and data collection services, and other satellite services. The broader space economy is projected to grow from approximately $415 billion in 2018 (according to Space Foundation Space Report) to $1.4 trillion over the next decade (according to Bank of America Global Research). The space transportation market is projected to increase from approximately $10 billion in 2018 to approximately $35 billion in 2026 (according to Stratistics). Similarly, the number of small satellites launched has approximately tripled over the last four years, mostly across low earth orbit (“LEO”), and new applications beyond LEO are emerging. We anticipate the space transportation and small satellite market to be drivers of growth in the short-term as satellite technology drives smaller and cheaper satellites, and increasing numbers of satellite constellations continue to emerge. The total addressable market opportunity (“TAM”) for in-space transportation services for small satellites (up to 750 kg) is estimated to average $1.5 billion per annum in 2023-2025 (according to Northern Sky Research) and we plan to serve this market with our Vigoride vehicle. Once our Ardoride and Fervoride vehicles enter commercial service, currently planned for 2024 and 2026, respectively, we expect to expand our TAM to include most of the above-referenced approximately $35 billion space transportation market. We believe that over the next decade, new space-based business models may emerge, for example the generation of solar energy in space, space manufacturing or space data processing. The advent of these new business models could substantially increase demand for space transportation and other space infrastructure services.

Overview of Anticipated Services

If our technology is fully developed and validated in the future, we currently plan to provide the following infrastructure services to the space economy:

•        Space Transportation.    We are designing our space transportation service based on a hub and spoke model. When the time for launch approaches, our customers will send us their payload a few months in advance for integration onto our vehicle. Once their payload has been integrated, our vehicle will then be prepared for launch. We will then incorporate our vehicle, holding the customer’s payload fixture, into the payload of the rocket. The rocket will then transport our vehicle to the drop-off orbit. At this point, after separation from the rocket, we will initiate delivery to the customer’s final orbit. We are designing our water plasma thrusters to enable our vehicle to efficiently transport each customer payload to its respective orbit. We believe that this service will give our clients the accessibility that rocket providers cannot, as their drop-off points are limited. For comparison, the cost of deploying a microsatellite on a dedicated small rocket can cost more than $70,000 per kilogram, whereas our aim is to utilize a combination of a shared rocket launch with our last-mile delivery service to bring down the cost to $15,000 per kilogram or less. Our vehicles’ planned capabilities would enable us to deliver small customer payloads to anywhere in LEO. We also believe that we may be able to deliver larger payloads further out to MEO, GEO, or even Lunar Orbit using our future vehicles, Ardoride and Fervoride, which are in their initial stages of development. Our objective is for Ardoride and Fervoride to become operational in 2024 and 2026, respectively. Initially, after delivering our customer payloads to their final orbits, our vehicles will deorbit. However, our plan is to develop the capability for our vehicles to be reusable such that, upon delivery of the payload, they will be capable of remaining in space to conduct additional missions.

•        Satellite as a Service (Hosted Payloads).    The space community’s traditional business model long assumed tight integration of a client’s payload and its satellite bus. This approach was a natural consequence of infrequent, expensive launches, and lengthy development timelines for individual satellites. Each satellite was “first (and often “last”) of its kind,” and its designers would do their best to optimize a satellite’s mass for a given mission, given the constraints imposed by a pre-selected launch vehicle. As low-cost Earth-to-orbit transportation has become more prevalent, the cost of a satellite system, which includes non-recurring design and recurring manufacturing, has come to dominate considerations over launch. Cost savings can be improved by applying modularity and standardization to a satellite’s design. If we are able to execute on our business plan, including fully developing and validating our technology, we believe Momentus will enable modularity by offering our Satellite as a Service model. In this model, we are developing our payloads such that once a customer payload is attached, our vehicles would be capable of moving to the desired orbit and remaining attached to the hosted payload to provide continuous power, orbit maintenance, orientation, and communications to support telemetry, commanding, and downlinking of payload data, for the duration of the mission. We are designing our vehicles with the idea of modularity, ease of integration, and a wide range of available power — from 1 kilowatt (“kW”) for Vigoride to approximately 10kW for Ardoride and as much as 100kW for Fervoride — to offer a low-cost service model.

For example, we envision a subscription model priced below $1 million per year for a typical Vigoride Satellite as a Service mission of greater than 1kW of power and up to 2 km/sec of delta-v (change in orbital velocity) capabilities, whereas based on management estimates, we believe a traditional bespoke satellite platform could cost over $10 million. Our objective is to offer a higher degree of modularity which we believe has the potential to significantly increase orbital accessibility for a wide variety of satellite operators.

•        In-Orbit Servicing.    We believe in-orbit servicing of satellites is a quickly growing business opportunity. As the number of satellites in space increases, so does their need to be serviced. In addition to other services, we are also planning to design Momentus’ future reusable vehicles to be capable of performing in-orbit servicing and are pursuing development activities that support this objective, such as our plans to demonstrate robotic arm and rendezvous capabilities as discussed below in this section. Although we are still in very preliminary stages for developing this technology, our aim is to equip future vehicles with robotic arms and an ability to maneuver in close proximity to other spacecraft and dock or berth with them. Once fully developed, we believe these capabilities could allow us to offer a suite of different in-orbit services, such as inspection, refueling, life extension, re-positioning, salvage missions, maintenance and repair, and de-orbiting.

Strategy Overview

Our water plasma propulsion technology that we are developing is based on the use of microwave electrothermal or “MET,” thrusters, which we believe could ultimately provide safe, affordable, reliable, and regular in-space services, including Space Transportation, Satellite as a Service, and In-Orbit Servicing. To accomplish this, we currently intend to execute on the following strategies:

•        Launch our commercial program for in-space transportation.    We currently plan to fly our first two Vigoride vehicles on a SpaceX Transporter flight as early as June 2022, subject to receipt of licenses and other government approvals and availability of slots on our launch provider’s manifests. Until our technologies are fully tested and commercialized, our initial service offering on these Vigoride flights will be limited and we expect to provide a discount to customers relative to the price we intend to eventually charge for our transportation services. In these inaugural missions, we plan to demonstrate Vigoride’s ability to deploy satellites at the point at which it is dropped off by the launch vehicle, rather than independently maneuvering such satellites into new orbits. Once all client payloads have been released, we plan to perform certain maneuvers and technology demonstrations with our vehicles that are part of our program to validate our technology and establish the potential commercial viability of our strategy. This approach limits risk for us as well as for our customers. The maneuvers and demonstrations that we plan to execute on these missions will inform future Vigoride missions and vehicle design evolution. We are also planning two Vigoride missions for October 2022, plus one additional mission before the end of 2022 for a total of five planned missions in 2022, although our mission plan is contingent upon our ability to secure government licenses and approvals as well as slots on our launch provider’s manifests. There is no assurance we will be able to secure these government licenses and approvals or slots on our launch providers’ manifests, or that other factors will not arise which would cause us to delay or cancel such missions. We have ground-tested several Vigoride vehicles in preparation for flight, including, where appropriate, subsystem- and system-level environmental testing, performance testing, and life testing in relevant environments, but we have yet to fly any of these systems in space. These vehicles, therefore, remain unvalidated in space and cannot be said to be flight-proven. We expect to learn from any issues that we might encounter during our planned inaugural mission. The lessons learned from this initial flight will help inform changes we can make to future missions as we seek to ultimately certify a design for production. Depending on the nature of issues we encounter, our schedule for future launches and other planned activities could be adversely affected. If our technology operates in accordance with our expectations, we currently believe that we will be able to offer full orbital transfer capabilities, including orbital plane changes and inclination changes, to our customers by as early as late 2022. We have seen significant customer interest in our space transportation services and have signed contracts representing approximately $66 million (as of June 11, 2021) in potential revenue, though these contracts are cancellable by the customers for convenience. See “Risk Factors — Risks Related to the Business and Industry of Momentus — We may not be able to convert our orders in backlog into revenue.”

•        Achieve reusability in our vehicles.    Our initial vehicles will not be reusable, meaning that we will de-orbit them following delivery of their customer payloads. In the future, we plan to make these vehicles capable of reuse such that, upon delivery of their payloads, they will be able to remain in space to conduct further missions. Additional customer payloads would be sent into space to be serviced by our fleet of reusable vehicles already in-space. Establishing reusable vehicles will require significant additional research and technological developments. We currently plan to conduct in-orbit technology demonstrations in 2022 and currently expect to start demonstrating reusability of our vehicles as early as 2024. We believe the use of water as a propellant will help with the creation of reusable vehicles because water can be stored without special conditions, other than ensuring lines and tanks do not freeze or become obstructed with ice, for an indefinite amount of time and pumped easily. Additionally, water is relatively safe and non-hazardous. We believe other commonly used propellants such as cryogenic components and hypergolic toxic fuels for chemical propulsion, or highly pressurized noble gases (such as Xenon or Krypton) for electrical propulsion, create challenges for providing appropriate storage conditions and refueling. In fact, the explosions caused by fuel remaining in the upper stages of retired rockets are the primary source of orbital debris. We believe that if we are able to achieve reusability, it will allow us to lower vehicle costs on a per-ride basis and achieve higher and more consistent margins.

•        Expand our fleet of in-space vehicles.    Vigoride, Ardoride, and Fervoride will comprise our initial suite of vehicles for commencing commercial operations. We plan to start with Vigoride in 2022, which, once fully developed, tested and validated in space, we expect will be sufficient to meet our initial operating plan of offering in-space transportation in LEO to small satellites. We plan to continue development activities and aim to start providing service with Ardoride as early as 2024 and with Fervoride as early as 2026. We plan to gradually increase the number of vehicles in the fleets of each of the three vehicle types.

•        Launch our commercial program for Satellite as a Service.    If in the future our vehicles are operationalized for their intended in-space transport uses, we plan to develop a modular approach to satellite systems through our Satellite as a Service model. For missions that require significant power for the payload and/or specific orbits, our objective is for Momentus to be able to provide a unique combination of a low-cost service model, in-orbit flexibility, and high electrical power generation. We expect to be able to provide an alternative in many cases to traditional approaches that involve integrating a payload into an expensive and highly complicated satellite bus capable of delivering the satellite to a specific orbit. We currently expect to begin providing Satellite as a Service starting as early as 2023 on Vigoride vehicles and as early as 2025 on Ardoride vehicles.

•        Launch our commercial program for In-Orbit Servicing.    If we develop reusability for our vehicles as currently contemplated, we believe we will be able to begin offering a suite of different in-orbit services to our clients. Although we have not yet developed these capabilities or the technology that would be required to provide these services, such services may include inspection, refueling, life extension, re-positioning, salvage missions, maintenance and repair, and de-orbiting. As the quantity of satellites sent into space continues to increase, we anticipate growing demand from such services.

•        Develop enabling technologies.    As discussed below, we are developing technologies that will enable reusability, such as space robotics capabilities, and plan to develop technologies to enable larger vehicles and potential future business lines. We are exploring conventional and novel ways to develop and expand solar power generation capabilities on our vehicles, including low-cost photovoltaic panels and solar thermal power generation that use steam turbines. We are developing some of these technologies in-house, but we also have partnerships, such as our current partnership for robotic arms with Made in Space Europe, a division of Redwire, LLC. We expect to continue to actively seek out additional partnerships to expand upon our product offering and vehicle capabilities.

Competitive Advantage Overview

Our goal is to become a pioneer of the space economy’s infrastructure. We believe our ability to compete successfully as a commercial provider of space transportation and infrastructure services does and will depend on several factors including our ability to fully develop, test and validate our technology in space (including our water plasma propulsion technology, which is the cornerstone of our business), our ability to establish and maintain a lead in technological advancements, the price of our offerings, customer confidence in the reliability of our offerings, and the frequency and availability of our offerings. If we are unable to fully develop, test and validate our technologies, we will be unable to execute on our business plan and will be unable to realize the following competitive advantages. We believe that our team’s collective expertise, coupled with the following strengths, may allow us to build our business and compete successfully.

•        Focus on a service model with standardized, modular vehicles.    Unlike traditional aerospace companies, which generally focus on selling hardware, such as satellites, propulsion units, satellite platforms, and others, Momentus is applying a service model for infrastructure services in space. Traditionally, satellite operators have had to procure hardware required to deploy necessary space infrastructure. Momentus plans to provide infrastructure as a service, including delivery to customers’ final orbits, Satellite as a Service, and in-orbit servicing. We believe our service model will build long-lasting partnership relationships with satellite operators, which could create entry barriers for competitors.

•        Unique technology with patents pending.

Our business plan is to be the first company to commercialize and industrialize microwave electrothermal water propulsion technology for in-space transportation. While microwave electrothermal propulsion has been researched academically for decades, the commercial viability of the technology has not yet been fully tested or proven. Over the past several years, we have worked on developing our patent-pending water plasma propulsion technology, which serves as the foundation of each type of vehicle that we have developed or are developing and will be instrumental in achieving our vision of robust space infrastructure. We are in the process of creating a patent portfolio and, as of June 11, 2021, we had one issued patent and have filed an additional 17 U.S. and Patent Cooperation Treaty (“PCT”) patent applications that describe 68 distinct ideas relating to our water plasma propulsion technology. We believe that our issued patent, pending patent applications and trade secrets will make it more challenging for competitors who aspire to use MET propulsion technology, which we believe we can develop for in-space transportation and infrastructure services. We believe that our water plasma propulsion technology and its integration in our vehicles would allow us to provide in-space transportation services at significantly lower cost and enable the following key differentiators (for more details on the current state of, and risks associated with our technology, see “Risk Factors — Risks Related to the Business and Industry of Momentus — We have not yet delivered customer satellites into orbit using any of our transfer and service vehicles, and any setbacks we may experience during our initial mission planned for June 2022 and other demonstration and commercial missions could have a material adverse effect on our business, financial condition and results of operation and could harm our reputation” and “A key component of our business model is the delivery of satellites using our vehicles from lower earth orbit to other orbits. The technology for this maneuver is still in the development stage and has not been fully validated through actual deployment and testing in space. If we are unable to develop and validate such technology or technology for other planned services, our operating results and business will be materially adversely affected.”):

•        We are developing our propulsion system technology to be tunable with the objective of achieving up to 3 to 10 times more thrust than common electric propulsion systems such as Hall Effect or Gridded Ion Thrusters for the same power, which would result in much shorter trip times (up to 5 times shorter for some missions from LEO to GEO).

•        We are developing our propulsion system technology to be tunable with the objective of achieving up to 2 to 5 times higher specific impulse than common chemical propulsion systems such as cold gas, hydrazine monopropellant, or bipropellant thrusters requiring significantly less propellant for the same maneuvers (we believe up to 10 times less for some missions such as LEO to GEO) (specific impulse or “ISP” is a measure of how effectively a propulsion system uses a propellant, where ISP is impulse (or thrust x time) per unit mass of propellant).

•        We are developing a vehicle manufacturing approach with the objective of being able to offer vehicles that exhibit per-unit costs that are up to 10 times less expensive than conventional bespoke spacecraft. Our ability to achieve this level of cost reduction relies, in part, on the simplicity of the propulsion system’s water storage (low pressure, ambient temperature, no toxicity) and feed system, especially, we believe, when compared to cryogenic or toxic hypergolic fuel or highly pressurized noble gases used in other means of propulsion. Though there is no assurance this objective can be achieved, we believe further reduction in costs could be possible from economies of scale resulting from a relatively high production volume, careful application of industrial and other commercial technologies as opposed to bespoke aerospace grade components, and by optimizing the system architecture for the specific application of in-space transportation.

•        We are developing our technology with the objective of enabling ease in scaling thrust level to dozens of newtons and more, especially when, we believe, compared to that of conventional electrical propulsion systems. Our development activities are aiming at developing the capability for such thrust to enable larger vehicles such as Fervoride to deliver 10-20 ton payloads from LEO to GEO within a three month mission.

•        If we are successful in our technology development efforts, of which there is no assurance, we believe our thrusters will be able to change the thrust and ISP to optimize trajectory and trip times for specific mission requirements.

Currently, we believe our competitors have simply taken an existing propulsion technology and integrated it onto a vehicle; such technologies exhibit either low ISP (chemical propulsion) or low thrust (electric propulsion), thereby negatively affecting the payload mass fraction (and transportation cost) for chemical propulsion and delivery time for electric propulsion.

Chemical propulsion systems offer high thrust and limited fuel efficiency. Due to the need to handle and store toxic pressurized propellant or cryogenic fuel, chemical propulsion offerings can be costly. Our competitors that are planning to use chemical propulsion include Spaceflight Industries, MOOG, D-Orbit, and Astroscale. We believe that our water plasma propulsion technology, once fully developed, tested and validated in space, could allow us to achieve higher efficiency and therefore lower cost.

Several of our competitors are planning to use conventional electric propulsion systems, such as Hall-Effect thrusters. These competitors include Spaceflight Industries, MOOG and Apollo Fusion following its acquisition by Astra. Hall-Effect thrusters offer high fuel efficiency, but low thrust. The low thrust of Hall-Effect thrusters, in contrast to the water plasma thrusters that Momentus is developing and validating, leads to either increased time to deliver customers’ payloads to specific orbits (which adds opportunity cost for the customer) or require much larger solar panels to achieve meaningful thrust, significantly increasing the cost of the system.

Moreover, some of our competitors who are operators of small rockets are developing transfer vehicles purposefully designed for their small rockets. The cost per kilogram of payload on a small rocket is usually higher than the cost per kilogram on a larger rocket because the cost for ridesharing on a larger rocket can be spread over the several payloads that a larger rocket can host. In addition, unlike Momentus’ vehicles, which we expect in the future could be launched on many different medium and large rockets, the transfer vehicles if small rocket operators are simply upper stages. For these reasons, we believe customers riding on small rockets will be unable to take advantage of lower-cost launches on larger rockets and flexibility in selecting the launch vehicle for delivery to orbit. Thus, we believe that our customer value proposition will be highly attractive and low cost.

•        Mission-driven strategy.    Momentus is a mission-driven company, which underpins our focus on our long-term vision and aligns all of our day-to-day activities in achieving this goal. In making decisions about our vehicles, services, technologies, or sales opportunities, we attempt to align our actions with our vision and mission. We believe this helps us make decisions quickly and move towards achieving our goal of developing Momentus as a key provider of space infrastructure services.

•        Significant backlog and pent-up customer demand.    Ahead of our first Vigoride launch, currently expected to occur in June 2022, we have received significant interest from a wide range of customers across different satellite applications. Our current signed backlog represents approximately $66 million (as of June 11, 2021) in potential revenue (though these contracts are cancellable by the customers for convenience; see “Risk Factors — Risks Related to the Business and Industry of Momentus — We may not be able to convert our orders in backlog into revenue”), while our pipeline consists of approximately

$1.7 billion in potential contracts in negotiation or early conversations (also as of June 11, 2021). We consider our pipeline to be contracts which are in negotiations or early discussions, and we can offer no assurances that such negotiations or discussions will result in a signed contract or any revenue. Additionally, our backlog and pipeline mostly represent the initial test and demo flights of our customers’ satellite constellations. If we successfully deliver our services on our first several flights, we anticipate that our customers will continue to use us on the further rollout of their satellite constellations, but they are not obligated to do so under their contracts.

•        Relationships with launch providers.    We have relationships with several launch providers including SpaceX, Relativity Space, Arianespace, Gilmour Space, Blue Origin, ABL Space Systems, ULA and International Launch Services. We believe our current rideshare partnership agreement with SpaceX will help us maximize the flexibility, economics, and optionality we can offer our customers. Additionally, as an aggregator of payloads, we believe we will be able to service customers from around the world who might not otherwise have access to launch options. Please see the section titled “— Our Relationships with Launch Providers” below for additional details.

•        Pricing & costs of production.    Our product roadmap and associated financial forecast incorporate the following planned unit economics for a Vigoride vehicle:

•        Up to $15,000 per kilogram paid by customers (depending on the orbital change needs of the client, the total price per kilogram could reach $20,000), including launch and in-space delivery

•        Payload capacity of up to 750 kg if and once reusability is achieved

•        Expected production and labor costs of approximately $1,400,000 per expendable vehicle at scale and less than $1,000,000 per reusable vehicle per mission

By comparison, based on management estimates, we believe bespoke vehicles with similar capabilities can cost up to $10 million to produce.

Certain of our components, such as solar cells, microwave generators, and some sensors, are sourced from third parties, but we attempt to maintain economical pricing. In addition, we are also exploring various options around bringing different sources in-house.

•        Compatibility across launch providers.    We have designed and will continue to design our future vehicles to be compatible with most launch vehicles. We believe this will give our customers flexibility around the timing and availability of launches and ensure a competitive market for our launch providers. As more rocket operators emerge, we will work to continue to actively incorporate compatibility to increase customer accessibility.

•        Experienced management team and an industry-leading team of engineers.    Many of our management team members have experience in large organizations, including the U.S. Department of Defense Space Development Agency, Boeing, Raytheon, Maxar, Lockheed Martin and DARPA. Our team of engineers is similarly experienced, contributing hundreds of collective years in working in commercial satellite businesses at Boeing, Maxar, and SSL, among others. Our commercial team is also led and supported by individuals with considerable experience in commercial space sales. Our efficient vertical integration allows for significant cooperation and interactivity between teams.

Global Space Economy Overview

In recent years, the entire space industry has been waiting and watching for what will serve as the industrial revolution of space. The industrial revolution in the 1800s was so significant that it changed the entire world economy. The unlocking of space as the next frontier could similarly revolutionize society.

We believe the importance of space is endless, as technologies can create considerable solutions on Earth across satellite imagery, weather, television and communications. We believe we are at the beginning of a new economic era driven by a massive influx of investment, entrepreneurial energy, and engineering talent into the space industry which we believe will spark a large-scale new “space race.” Presently, the entire space economy at $415 billion — including rockets, communications, imagery, satellites, and crewed flights — is less than 0.3% of the global economy.

While the current size of the space economy is not at a scale to cause significant movements in the global economy, the deployment of satellite internet megaconstellations, such as SpaceX’s Starlink, Amazon’s Kuiper, and others, may be a first step in our collective endeavor towards a real new economy in space. The size of the global telecommunications market is currently $1.5 trillion (according to Statista), or almost 1.2% of the global economy. If several factors coincide, such as a sharp increase in the consumption of multimedia content by driverless car passengers, rapid growth in the Internet of Things segment, and share-shift from terrestrial to space-based telecommunications, then satellite telecommunications services may be a major driver of rapid growth in the overall space economy.

The last decade of innovation has seen a significant improvement in the technologies available in the space industry. The combination of increased access to capital, economies of scale, and open innovation models has driven explosive growth in the commercial space market. The broader space economy is projected to grow from approximately $415 billion in 2018 (according to Space Foundation Space Report) to $1.4 trillion over the next decade (according to Bank of America Global Research). The growth in private investment in the commercial space industry has led to a wave of new companies reinventing parts of the traditional space industry, including human spaceflight, satellites, payload delivery, and methods of launch, in addition to unlocking entirely new market segments. Furthermore, government agencies have realized the value of the private commercial space industry and have become increasingly more supportive and reliant on private companies to catalyze innovation and advance national space objectives. In the United States, this has been evidenced by notable policy initiatives and by commercial contractors’ growing share of space activity.

Space Transportation Market

We believe we are witnessing significant shifts in the launch market caused by the emergence of large, partially reusable rockets such as SpaceX’s Falcon-9 and Blue Origin’s New Glenn, and the advent of a new era of fully reusable vehicles such as SpaceX’s Starship and Relativity’s Terran R. Reliable, low-cost access to space is lowering the entry barriers for new service models and has allowed new entrants to grow quickly. Many companies are actively developing new services in traditional communication, earth observation, and data collection. The reduction in cost of microsatellite launches from $50,000/kg to $100,000/kg five years ago to $10,000/kg to $20,000/kg today has prompted many companies to try to become a part of the new space economy, according to Northern Sky Research.

In recent times, small launch providers (i.e., small rockets carrying up to approximately 600kg) have emerged as options for smaller payloads. However, we believe small rockets are still up to 10 times more expensive on a price per kilogram basis than medium or large rockets. Due to the sheer energy required to overcome the Earth’s gravity, large rockets are inherently more efficient. Smaller rockets have most of their mass utilized by structure and propellant, leaving less mass available for customer payloads. The inherently low customer payload capacity of small rockets makes launching customer payloads much more expensive per kilogram. Given the lack of options, some satellite operators have been willing to pay a premium to control the final orbit and launch date.

We anticipate that the most considerable disruption will come from a new breed of much larger, fully reusable rockets such as Starship. The cost of launching payloads on such rockets could fall far enough to enable many new applications that would not be economically viable with current generation launch vehicles. The potential for energy generation in space, manufacturing in orbit, space data processing, space tourism, and many more potential new industries may change the space economy’s trajectory.

Satellite Market

Another paradigm shift in the commercial space market is the rise of the small satellite market. Prior to 2018, only a few dozen small satellites were launched per year. Today, the number has grown to several hundred per year and is on track to reach more than several thousand per year. Moreover, the rise of this market has also created a new market segment in nanosatellites and microsatellites, weighing less than 10 kilograms and between 10 and 100 kilograms, respectively. While these satellites can be deployed individually, they can also be operated as part of a constellation, a large group of satellites interconnected to provide a service, such as the Starlink satellite constellation’s offering of global internet connectivity.

We believe that the growth in the satellite constellations market is being driven by technological advances in ground equipment, new business models, expanded funding, and growing demand for high bandwidth and lower latency. Though the maturity of the satellite constellations market remains nascent, we anticipate there could be considerable growth over the coming years in the space transportation segment as companies continue to seek versatile and low-cost ways to deliver single satellites to specific orbits or deploy their satellite constellations. Furthermore, we anticipate the growth of the satellite constellations market may contribute business to our Satellite as a Service and In-Orbit Servicing offerings if we are successful in executing on our business plan, including fully developing and validating our technology in space. Satellite constellations have relatively low lifespans and we believe will require maintenance, de-orbiting, and other general servicing with higher frequency.

SMALLSAT TO LEO MARKET
RAPID SHORT-TERM GROWTH

Smallsat to LEO TAM, ($M)
1,500
1,000
500
0
2018
2020
2022
2024

Smallsat Mass to LEO, (kg)
150,000
100,000
50,000
0
2018
2020
2022
2024

TAM and launched mass calculated based on data from NSR's Small Satellite Markets, 6th Edition

The number of launched smallsats (mass < 500 kg) grew 3X over the last four years. Almost all smallsats aim for LEO, but applications for higher orbits are also emerging

Copyright 2021. Momentus Inc. Not Export Controlled. Any use, reproduction, or distribution without the express consent of Momentus is strictly prohibited.

Market dynamics — increasing market for small satellites to LEO

With the development of rideshare rockets, the number of satellites has increased almost tenfold in the last decade. In 2010, only approximately 70 satellites were launched globally, while 493 satellites were launched in 2019 alone (according to Bryce Space & Technology). The main driver of this growth has been the advent of small satellites (“smallsats”), defined as satellites weighing less than 600kg. As smallsats have continued to become more capable, less expensive and smaller (the average mass in 2019 was 109kg according to Bryce Space & Technology), they have continued to be an increasing part of the market, accounting for nearly 80% of the satellites launched in 2019 (according to Northern Sky Research, 10th Edition).

According to Bryce Space and Technology:

•        389 smallsats were launched in 2019, nearly 8 times higher than in 2012, when 50 smallsats were launched

•        Share of smallsats providing commercial services was 62% in 2019, up from 6% in 2012

•        Distribution of use cases were as follows: 37% communications, 32% technology development, 26% remote sensing, 3% scientific and 2% other

•        45% of all rocket launches globally included smallsats, nearly double from 24% in 2012

•        57% of smallsats launched by U.S. launch providers

The next seven years will see the launch of more than 11,600 satellites (according to Northern Sky Research, 10th Edition), out of which 76% will be for commercial customers and the remaining 24% for governments and military. Companies have announced plans for several large satellite constellations. For example, SpaceX’s Starlink plans to deploy more than 40,000 satellites and Amazon’s Kuiper has announced plans to deploy more than 3,000 satellites. The vast majority (92%) of these satellites will target non-geostationary orbits, which is where we are currently aiming for our first generation of vehicles to operate.

Within the non-geostationary market, three categories of satellites stand out (each having an average satellite mass within the range we aim to service with our Vigoride vehicles): commercial communications satellites, commercial earth observation satellites, and other satellites. Notably, these three categories exclude larger satellites serving the science, navigation, and situational focused markets. These three categories that we aim to make Vigoride capable of serving are characterized by a weighted average unit mass of 279 kilograms. Over the next decade, we estimate that this represents an estimated total of 8,707 smallsats and an aggregated mass of 1,931 tons based on estimates from Northern Sky Research. It is also worth noting that the vast majority (78%) of the aggregated mass of these three categories is attributable to satellite constellation customers, who, we believe, will require in-space transportation and infrastructure services to deploy and maintain their satellite constellation. By focusing on these three segments, in addition to satellite constellation opportunities, we believe the core market for Vigoride vehicles amounts to approximately 6,800 satellites and more than 1,500 tons of payloads to orbit in the short to medium term.

RAPID GROWTH IN SPACE TRANSPORTATION

2010

70 Satellites

Mid-sized rockets launch mid-sized spacecrafts into many orbits

2020

1,000+ Satellites

Mix of large, mid-sized and small rockets

By 2028

12,000+ Satellites*

Super-large rockets launch the majority of the mass to space

** NSR Global Satellite Manufacturing and Launch Markets, 10th Edition*

Market dynamics — rapid growth in satellites launches to space

Our Relationships with Launch Providers

We are designing each of our vehicles to be compatible with most rockets, and we have not entered into exclusivity arrangements with any single launch provider. We currently do not anticipate any changes to this approach, as we want to maximize our opportunities and retain the optionality to engage with other launch providers.

Other advantages of maintaining a diverse set of launch partners include service resiliency in the event of launch failures and the subsequent grounding of a launch vehicle, access to otherwise protected markets through the use of specific launch vehicles and orbit diversity to provide access to all orbits of interest to our customers.

To date, we have entered into several launch services agreements including SpaceX, Relativity Space and Gilmour Space. Beyond these providers, we remain in active dialogue and believe we have strong relationships with Blue Origin, ILS, Arianespace, ULA, ABL Space Systems, and several other small rocket providers. Our objective is to extend existing agreements or enter into new agreements as necessary to build a robust launch manifest and cadence. Our ability to achieve this objective relies heavily on whether or not we can successfully procure the necessary government licenses and approvals, and slots on the launch provider’s manifests, and whether we can successfully execute on our business plan, including fully developing and validating our technology in space. Given the recent growth of the industry, we foresee additional relationships arising as more players join the industry.

We believe we have developed a strong relationship with SpaceX with which we maintain an innovative rideshare partnership. Joint efforts between Momentus and SpaceX are currently suspended while Momentus works to secure approvals from the U.S. government that are required for its missions. There is no assurance we will be able to secure these approvals from the U.S. government. For more details on the risks of not securing the necessary government licenses and approvals, see “Risk Factors — Risks Related to the Business and Industry of Momentus — Until we receive all required licenses and regulatory approvals from the U.S. government for our missions, we will not be able to execute on our business plan. We have experienced delays in receiving all necessary approvals from the U.S. government to fly our inaugural mission due to the U.S. government’s national security concerns relating to us. If we continue to experience delays in securing necessary approvals from the U.S. government for our inaugural mission or any other mission, our financial condition, results of operations, backlog and prospects will be materially adversely affected.”). However, if we are successful in securing approvals from the U.S. government, we currently anticipate re-commencement of our SpaceX-related efforts as we believe the relationship between our companies is recognized as mutually beneficial. We believe Momentus could unlock a market for SpaceX by consolidating small satellites on our transport vehicles once we have fully developed, tested and validated them in space, which will then be launched by SpaceX on their Falcon-9 rideshare missions, and delivered by Momentus to their unique, respective orbits.

Made in Space Europe Relationship Overview

Our objective is to leverage our Satellite as a Service capabilities, once fully developed, tested and validated in space, with Made In Space Europe, which was recently acquired by Redwire LLC. Made in Space Europe is developing a low-cost robotic arm that we believe will be well suited for use on Vigoride vehicles for robotic berthing operations, which are needed to enable re-usability. Momentus is working with Made In Space Europe to provide mission-specific requirements to inform their robotic arm development. In the first half of 2023, or as early as the second half of 2022, we anticipate conducting a joint in-orbit demonstration mission with Made In Space Europe, with the objective of demonstrating the arm’s ability to perform various tasks that may be needed for reusability and future servicing missions.

RBC Signals Relationship Overview

Momentus has chosen RBC Signals as our ground systems provider for Vigoride contemplated missions in LEO. We believe RBC’s extensive network of over 70 antennas located in over 50 geographic locations is well suited to support a high mission volume to diverse orbits assuming we are successful in executing on our business plan and in procuring the necessary U.S. governmental approvals required to generate such high mission volume. Furthermore, we believe RBC’s pay-per-pass model is an excellent fit for our currently contemplated, relatively short mission durations of several months (before reusability). We believe RBC’s ground network service offers a dramatic cost and complexity advantage over a dedicated ground network and significant cost advantages over other traditional ground system providers.

Water Propulsion Technology Overview

We believe our cornerstone water plasma propulsion technology can provide a unique competitive advantage for our vehicles and services. While the underlying technology has been researched academically for decades, we are in the process of seeking patent protection for our application of the technology, and as of June 11, 2021, we had one issued patent and 17 U.S. and PCT pending patent applications that describe 68 distinct ideas, which cover the integration of the technology into our vehicles, development, and functionality of the engine, and other integral non-obvious elements of the technology.

The technology underlying our anticipated service offerings is still in the process of being developed and has not been fully tested or validated in space. Our ability to execute on our business plan is dependent on the successful development and commercialization of the technologies described in this Proxy Statement/Prospectus/Consent Solicitation Statement. Although we believe our water plasma propulsion technology will be a key differentiator for our product offerings, to date, we have only conducted a single test of this technology in space Although we believe our test unit generated plasma in space and validated the theoretical basis of our technology, we have yet to experimentally confirm the unit’s ability to generate thrust in space, which is crucial to our ability to perform real on-orbit maneuvers. Until we can accomplish this, the technology will remain in the experimental stages. Moreover, even if the unit generates thrust, there can be no assurance that it can be operated in a manner that is sufficiently reliable and efficient to permit full commercialization of the technology. Our statements and beliefs about the viability of our technology are primarily based on theoretical analyses and experimentally observed results during ground testing and our single test of this technology in space. Development of space technologies is extremely complex, time consuming, and expensive, and there can be no assurance that our predicted theoretical and ground-based results will translate into operational space vehicles that operate within the parameters we expect, or at all. This Proxy Statement/Prospectus/Consent Solicitation describes Momentus’ current business plans for continuing to develop its technology and marketing its products, however there can be no assurance that Momentus will be able to successfully develop its technologies and implement them in commercially viable vehicles. For a further description of the risks associated with our business, see “Risk Factors — Risks Related to the Business and Industry of Momentus — Risks Related to the Business and Industry of Momentus.” Investors are cautioned to review the description of Momentus’ business together with the entirety of this Proxy Statement/Prospectus/Consent Solicitation Statement, including the within-mentioned risk factors.

The technology is currently designed to work as follows: Solar panels attached to our vehicle would capture solar energy, which would then be converted into microwave energy using standard microwave conversion technology, for which we currently use a magnetron. However, our objective is to shift to solid-state power amplifiers if we are able to scale our vehicles. The conversion technology would then take direct current (“DC”) power from the solar arrays and storage batteries and output the energy in the form of microwaves into the thrust chamber. Once in the chamber, the microwave energy would be transferred into the water propellant, which would be inserted as steam through a separate injector. The water would then be heated into a plasma state and expelled from the thruster through a separate nozzle, thus creating a propulsive force. This propulsion is what would create motion in space.

What we believe to be unique to this technology is its potential ability to be designed for specific combinations of ISP and thrust to improve in-space transportation operations. We believe other space propulsion technologies are likely unable to be designed to operate at the same mix of ISP and thrust, resulting in each having its disadvantages for transportation missions. We believe this technology has the potential to achieve considerable propulsive thrust level while maintaining high ISP, which would enable a shorter duration of missions, an enhanced reach, and excellent payload mass ratio. Our objective is to evolve towards larger and more capable vehicles, and if we are successful in meeting this objective, we expect this technology’s potential capabilities to scale well. We believe modifications will revolve around research and engineering to increase the size of the water tanks, radiation-hardening for our vehicles’ components, and further scaling our thruster technology. While these potential capabilities will require significant development (including a significant amount of research and development expense), we believe that our highly experienced team of engineers and rocket scientists will help enable us to successfully enhance and scale our key technologies. For more details on the current state of, and risks associated with our technology, see “Risk Factors — Risks Related to the Business and Industry of Momentus — We have not yet delivered customer satellites into orbit using any of our transfer and service vehicles, and any setbacks we may experience during our initial mission planned for June 2022 and other demonstration and commercial missions could have a material adverse effect on our business, financial condition and results of operation and could harm our reputation” and “A key component of our business model is the delivery of satellites using our vehicles from lower earth orbit to other orbits. The technology for this maneuver is still in the development stage and has not been fully validated through actual deployment and testing in space. If we are unable to develop and validate such technology or technology for other planned services, our operating results and business will be materially adversely affected.”)

We chose water as our propellant for several reasons. We believe water is significantly safer than all chemical alternatives, which manifests itself in safe testing and associated operating cost savings across the entire testing chain. Beyond testing, water is a safe resource that we believe will also be considerably safer in space than propellants that introduce risk of accidental combustion. Water can also be stored efficiently at low pressures and over the temperature ranges in which spacecraft equipment typically operates, subject to ensuring lines and tanks do not freeze or become obstructed with ice. This avoids the need for high-pressure tanks which themselves pose an explosion hazard — either on the ground or in space due to micrometeoroid impact. Further, we believe water’s abundance both on Earth and within the solar system can help support a readily available propellant supply.

Another potential key advantage of our technology is its low cost of production and maintenance. Our engine design under development consists of inexpensive, readily available, and effective materials, resulting in an overall simple design and a vehicle whose propulsion, structure, avionics, and mechanisms can be efficiently and vertically integrated.

Vehicle Overview

Since our founding in 2017, we have developed a vehicle roadmap around our proprietary water plasma propulsion technology. We have incorporated this technology into our vehicles:

•        Vigoride is the first vehicle that Momentus is developing. We are developing Vigoride with the objective of carrying up to 750kg of customer payload into LEO, and based on our current product roadmap, we estimate that we may, under certain circumstances, achieve this capability with our fourth generation Vigoride (Block 2.2), which we plan to use for our inaugural mission. We expect to also meet our delta-v objective of up to 2 km/sec with Block 2.2, depending on payload mass. Vigoride’s first two commercial missions are planned to launch in June 2022, followed by three more missions in the second half of 2022, although our mission plan is contingent upon our ability to secure government licenses and approvals as well as slots on the launch provider’s manifests. There is no assurance we will be able to secure these government licenses and approvals or slots on our launch providers’ manifests. For its first missions, Vigoride vehicles will be expendable, meaning they will be single-use and re-enter the atmosphere upon delivery of customer payloads. We aim to achieve reusability by as early as 2024, at which point the vehicles could remain in space to continue conducting missions.

•        Ardoride will be our next vehicle, which we plan to demonstrate as early as 2024. We are developing it to be capable of reaching beyond HEO orbit into Lunar Orbit with customer payload capability of up to 4,000 kg once reusability is achieved in the 2025-26 timeframe. We are designing Ardoride for a delta-v capability of up to 5 km/sec depending on payload mass. While the first several Ardoride vehicles may be expendable, we are working to develop technologies to achieve reusability in later flights.

•        Fervoride will be our third vehicle. Our development objective is to make Fervoride capable of carrying up to 20,000 kg of customer payload anywhere from LEO to Deep Space, well beyond Lunar Orbit, and to have delta-v capabilities of up to 7 km/sec. We expect to launch the first Fervoride vehicle in 2026. We expect to incorporate reusability in our Fervoride vehicles as soon as practical. The technologies necessary to achieve reusability are still in development.

Summary of our planned vehicle capabilities

Our vehicles are designed with simplicity in mind. For example, most spacecraft use a set of motorized reaction wheels to orient and point the spacecraft while in space. These devices have moving bearings, motors, and drive electronics that must withstand the harsh space environment. As a result, they are expensive (typically around $100,000 to $500,000 each) and three are needed to provide full control of the satellite attitude. We chose instead to control the attitude of our vehicles with small steam thrusters which are made from a 3D-printed body containing the fluid channels, a simple heater element, and a control valve. This body uses the same water propellant as the main propulsion system, so it reuses the same storage, feed, and delivery systems. The cost of these thrusters is a few thousand dollars each — a fraction of the cost of the traditional reaction control system. We also make use of industrial and automotive-grade components and parts where possible. Our radiator panels (used to dissipate the heat generated by the thruster) are made from copper-water heat pipes used in terrestrial electronics embedded in a simple aluminum panel. A more traditional approach used for space radiators uses ammonia-filled heat pipes specifically designed for space applications. The low production volume of the ammonia pipes, in combination with the safety precautions needed for filling and testing, results in these parts costing 100 times the cost of mass-produced water heat pipes. These approaches of simplifying the design architecture and selecting suitable mass-production components are repeated throughout the design of the vehicle. There are noteworthy risks in adapting terrestrial systems and electronics for use in space. Our development efforts are aimed at retiring these risks to attain these substantially reduced costs.

In addition to aiming to achieve reusability, we plan to continue expanding the capabilities of each of these vehicles. Together with our partners, such as Made In Space Europe, we anticipate incorporating additional instruments, including, but not limited to, robotic arms, onto the exterior of the spacecraft. Among other tasks, these instruments would enable our vehicles to repair satellites, handle communications, and conduct routine maintenance.

Furthermore, we are designing each one of our vehicles to be compatible with most launch vehicles, such as SpaceX, Blue Origin, ILS, and Relativity. We anticipate such compatibility to promote healthy relationships with all providers, which will help enable us to provide our customers with the most competitive pricing and with maximal flexibility. We look forward to adding more launch providers as they become available.

Scalable Manufacturing Process

We have internally developed our manufacturing, assembly, and testing processes, including seeking to capture any related intellectual property generated in developing our vehicles and propulsion technology. We believe the building or designing of critical components in-house rather than using existing technologies, such as chemical propulsion systems, helps to provide for protectable and sustainable technology differentiation from competitors. Instead of relying on external resources to develop our propulsion technologies, we have sought to develop these skills and capabilities internally, leveraging key hires’ expertise in the industry and establishing an advanced engineering team. We believe significant barriers to entry for competitors are the processes and know-how to manufacture an efficient, cheap, and effective water plasma propulsion thruster which we are currently in the process of fully developing and validating. We believe our manufacturing and assembly processes and knowledge are a key differentiator for us in the market. The product concept and design-for-manufacturing were considered as part of the product development process from the beginning of our product development.

We are also taking a different overall approach to technology development than is typically done in the space industry. Traditionally, spacecraft have been very expensive to manufacture, and have burdened the cost of launch as well. The development process for such missions is typically long and expensive because there traditionally has been no way to correct manufacturing errors once a spacecraft is launched into space. These processes extend into how the space industry develops core technologies. It is not uncommon for a development cycle for space technology to span five to 10 years or longer. We are using what we believe are agile development processes that were created for the rapid technology cycles of terrestrial hardware. The aim is to enable us to quickly bring technology from concept to prototype. From there, we plan to adopt a more traditional space qualification process that exposes designs to simulated space environments. Unlike traditional space missions however, we have another tool at our disposal. We are not launching a single satellite for a single mission — we plan to launch a fleet of spacecraft to provide an end service. As such, we plan to have frequent flights of vehicles that will each perform a service over the span of a few months, and then be available for on-orbit demonstrations and tests of next-generation designs and hardware. This would allow us to short-circuit some of the more difficult aspects of flight qualification which are associated with trying to accurately simulate the space environment (microgravity in particular), and instead actually fly hardware in space as an experiment, before baselining it into the next vehicle model. Our ability to have frequent flights of vehicles is subject to many risks including our ability to successfully procure the necessary government licenses and approvals as well as slots on the launch provider’s manifests for such flights.

Development Timeline

As a result of delays in obtaining prerequisite launch licenses from the U.S. government, Momentus now anticipates sending its first two Vigoride vehicles into space in June 2022 on a SpaceX Falcon 9 launch vehicle, approximately 18 months later than had been contemplated at the time of our initial merger announcement. This is also contingent upon our ability to secure government licenses and approvals as well as slots on our launch providers’ manifests. There is no assurance we will be able to secure these government licenses and approvals or slots on our launch providers’ manifests. For more details on the risks of not securing the necessary government licenses and approvals, see “Risk Factors — Risks Related to the Business and Industry of Momentus — Until we receive all required licenses and regulatory approvals from the U.S. government for our missions, we will not be able to execute on our business plan. We have experienced delays in receiving all necessary approvals from the U.S. government to fly our inaugural mission due to the U.S. government’s national security concerns relating to us. If we continue to experience delays in securing necessary approvals from the U.S. government for our inaugural mission or any other mission, our financial condition, results of operations, backlog and prospects will be materially adversely affected.”)

While these delays have prevented us from beginning to recognize revenue as quickly as we had planned, they have also provided us with additional opportunity to iterate our spacecraft design prior to starting commercial service. The two Vigoride vehicles that we plan to launch in June will be fourth generation Block 2.2 vehicles. Block 2.2 vehicles incorporate improvements to the propulsion system, structure, and streamlined manufacturing processes relative to the Block 1.0 design that we had originally intended to use for our first mission.

The two Vigoride vehicles that we plan to send to space in June will each fly hybrid commercial-demonstration missions. Our objective is for each to carry paying customers’ payloads which would be released into the launch injection orbit. Then, once client payloads are released, our objective is for each Vigoride vehicle to perform a series of in-orbit demonstration maneuvers.

In addition to the two Block 2.2 vehicles that we plan to launch as early as June 2022, we have also completed the manufacture of two spacecraft that were previously planned for launch in June 2021, and we are building two additional vehicles prior to the Block 2.2 vehicles planned for launch as early as June 2022. We believe building and qualifying three generations of spacecraft prior to the Block 2.2 vehicle helps us continue to enhance Vigoride’s performance and manufacturability in accordance with our original roadmap and timeline. The first demonstration vehicles planned to launch as early as June 2022 would, in effect, be fourth generation Vigoride platforms. While concurrent development of multiple vehicle generations carries significant risk, our ground-based simulation and testing activities are aimed at managing such risk within acceptable levels.

We are currently planning for the June 2022 launch of Vigorides to also carry several demonstration payloads. We plan to fly a low-cost solar array which was developed in-house and is approximately four times more efficient than our current solar arrays on a cost-per-Watt basis. The solar array will be mounted to the payload deck and deployed after the conclusion of the propulsion demonstration. Our plans call for one of the vehicles to also carry an experimental on-demand pressurization system which we believe would reduce the cost, mass, and complexity of the current feed systems and also help reduce risk for in-space propellant transfer, which is needed for reusable Vigoride. Finally, our plan is for one of the vehicles to perform a rendezvous demonstration by releasing a target into orbit and then demonstrating Vigoride’s ability to navigate towards and hold a relative position to the target. This rendezvous capability will be required for reusability.

We plan to launch two additional Vigorides (also Block 2.2 variants) in October 2022. This is contingent upon our ability to secure the necessary government licenses and approvals as well as slots on our launch providers’ manifests. There is no assurance we will be able to secure these government license or slots on our launch providers’ manifests. We plan for these vehicles to offer full transportation services to our customers.

We are also planning for a launch of our vehicle in the first half of 2023 or as early as the second half of 2022 which would carry a robotic arm and auxiliary propellant tank. Our goal is to demonstrate robotic operations and manipulation as well as in-space water transfer from the auxiliary tank to Vigoride’s main propellant tank. This would be our second in-space test of key reusability technologies.

Momentus has continued to evolve and improve its MET technology since development began in 2017. Our first-generation X-band thruster, which operates at 30 Watts, was flown aboard a demonstration mission called El Camino Real in mid-2019. During this mission, Momentus launched its first MET into space as a hosted payload on a nanosatellite. The mission’s objective was to demonstrate the MET’s ability to produce water plasma in space by performing 100 one-minute firings. The MET was instrumented with temperature, pressure and RF reflected power sensors to infer the presence of water plasma, which if detected, would indicate that the water propellant was flowing into the thrust chamber and radio frequency energy was being absorbed by the water. Failure of the host satellite in November 2019 prematurely terminated the demonstration after only 23 of the planned 100 firings of the thruster had been performed including 12 hot firings with microwave power turned on and 11 cold firings with the microwave turned off. While a pump issue significantly restricted flow of water into the thruster during nine of the 12 hot firings, preventing plasma-generation, the three hot firings that did have water present were found to have produced plasma. Although pressure and temperature data did not provide sufficient information to either confirm or contradict plasma presence, Momentus believes that the reflected power data collected during the three hot firings with water present to be sufficient to conclude that plasma was produced. Reflected power data collected during these three in-space firings closely matched ground test data collected by similar or identical sensors and associated with observed successful firings of the MET where water plasma was generated. The aforementioned pump issue and other observed weaknesses from El Camino Real have informed our propulsion system design, pressure sensor selection and overall vehicle design process, beginning with Vigoride 1.

The Vigoride vehicle was re-designed in 2020 to increase its payload capacity. This Vigoride 2 vehicle is designed to also use a pair of C-band MET which would each operate at 550 Watts at the target thrust level and approximately 75% of the target specific impulse (Isp) of our internal performance goal. This C-band thruster has undergone extensive development over the last several years. This early generation of the thruster also was life tested to a reduced mission of 350 cycles (firings) and 35 hours of accumulated firing.

Vigoride 3 is being built with an upgraded 750-Watt version of the C-band MET with the aim of achieving the full thrust and specific impulse performance planned for this system. Duration testing is underway with a goal of achieving 5,000 hours of accumulated firing time by the end of 2021. Thruster performance has been measured through a combination of thrust-stand measurements (direct measurement of thrust), and measurements of propellant feed rate, as well as measurements of the gas properties in the table and analytical prediction of thruster performance. We expect further enhancements to the MET to continue and to be folded into the product line over the next several years.

Our development plan is contingent upon our ability to secure slots on the launch provider’s manifest for each of our planned missions and the necessary government licenses and approvals. There is no assurance we will be able to secure such government licenses and approvals or slots.

Customer Overview

As of June 11, 2021, we have signed contracts and options with prepaid deposits (some of which have already been exercised by customers) representing approximately $66 million in potential revenue. We have seen significant interest across a range of satellite operators, satellite manufacturers, satellite aggregators, launch providers, and others. The majority of our signed contracts are with early adopters. Several will be launching experimental or pathfinder missions for their future satellite constellations. The breadth of these signed contracts spans 25 companies across 13 countries. However, these contracts are cancellable by the customers for convenience. For risk associate with these contracts, see “Risk Factors — Risks Related to the Business and Industry of Momentus — We may not be able to convert our orders in backlog into revenue.”)

We expect a portion of our larger pipeline, representing approximately $1.7 billion of potential contracts as of June 11, 2021, to begin to convert following the successful execution of our initial launches. We believe that our interest to date is driven by our highly attractive value proposition and direct marketing to potential customers. We consider our pipeline to be contracts which are in negotiations or early discussions, and we can offer no assurances that such negotiations or discussions will result in a signed contract or any revenue. Additionally, our backlog and pipeline mostly represent the initial test and demonstration flights of our customers’ satellite constellations. If we successfully deliver our services on our first several flights, we anticipate that our customers will continue to use us on the further rollout of their satellite constellations and if we do not successfully deliver our services on our first several flights, we anticipate that our customers may not continue to use us on the further rollout of their satellite constellations. Our customers are not required to continue using our services under their contracts even if our first flights are successful.

Sales and Marketing

We plan to scale and accelerate our sales and marketing efforts and leverage industry partnerships to grow our customer base using a global network of sales professionals. Additionally, if we can successfully execute on our missions, we expect existing customers to exercise contract options and expand their contracts with us for the deployment of their future satellites. We plan to provide new service offerings and sales models over time to increase market share and grow the total addressable market for our in-space infrastructure services assuming we can successfully execute on our missions and business plan.

In addition to satellite manufacturers, we are pursuing engagements with payload aggregators to maximize the fill rates of our missions. We are also working on long term partnership agreements with specialized CubeSat satellite makers to become their partner of choice for rideshare services, to help realize a continuous cycle of returning customers. In addition, many rideshare aggregators are also satellite manufacturers that help create a vertical integration of services — for which our plan is to have Momentus serve as the link to complete end-to-end service for their customers.

As we believe a large percentage of the small satellite market is projected to be satellite constellations, and satellite constellations will require deployments, refreshing, in orbit maintenance and other services over their life-cycles (which are relatively short), we see this segment of the market as important. We currently have a number of pathfinder missions with customers that plan to develop satellite constellations after their test missions, and we are pursuing other satellite constellation customers who are in their early stages of development.

While we are focusing on our early adopter market for in-space transportation, we are at the early stages of also rolling out Satellite as a Service using our orbital vehicles, once fully developed and validated in space, and anticipate that this market segment will become a larger percentage of our business in the near and mid-term. We believe our potential customer base for this service has significant overlap with in-space transportation.

We anticipate the emergence of new businesses as the space economy continues to be unlocked and new applications are introduced. We plan to position ourselves to capture these emerging and adjacent markets which we believe will be enabled by the development of infrastructure services.

Future Market Opportunities

In addition to the current space economy, we anticipate there could be additional market opportunities. Some of the research and development costs associated with these “moonshot” opportunities have been accounted for in our financial model in research and development and capital expenditures; however, none of the upside (i.e., potential revenue) has been captured in our financial model as these are highly speculative opportunities which may never come to fruition. There are considerable risks, challenges, costs and requirements of successfully executing on any business plan associated with any of the following “moonshot” opportunities, and there is no assurance we will be ever able to realize any of the benefits from pursuing any of the following market opportunities. Such pursuits could have the detrimental effect of diverting our management’s time and attention and our resources from our core business operations and have a material adverse effect on our business. Some of the moonshots we project could exist are as follows:

•        In-space data processing.    Studies have shown that solar energy may be harvested more efficiently in space than on Earth. Energy can be produced efficiently through either traditional photovoltaic or solar thermal generation cycle. While there are multiple uses for such energy, we are especially interested in the application to massive in-space data centers, capable of processing of vast amounts data. According to a study by the University of California at Irvine, data centers accounted for 1 – 3% of all global energy consumption in 2019. We believe that much of this energy could be generated and used in these space data centers.

•        In-space mining.    Natural resources are abundant in space. Research has identified water on the Moon, Mars, and asteroids, as well as iron and nickel for primary construction materials, regolith for radiation shielding, and other precious metals. These are materials that could be mined and then used to create megastructures such as solar power generation centers and permanent human habitats in zero gravity directly in space. More relevant to our vehicles, we foresee water mining as a significant advantage to improving vehicle reusability, as it could simplify water sourcing for refueling. We are already supporting a NASA study related to extraterrestrial mining.

We believe our vehicles may play contributing roles in the parts supply, construction, maintenance, repairing, and orbital adjustments of these structures.

Unit Economics of our Business Models

•        Space Transportation Services.    Space transportation services are typically priced inclusive of the launch cost of the rocket and are offered as a price per kilogram. The end price to our customers is variable depending on the final orbit, Momentus vehicle, and required delta-v for the mission. Our biggest cost is typically the launch cost, which we pay to launch providers, such as SpaceX. We embed the cost of manufacturing of the vehicle and labor into the price as well. The remaining represents our unit margins. If and once production begins to scale, our objective is to manufacture our expendable Vigoride vehicle at a production and labor cost of approximately $1.4 million. In the near-term, our vehicles will be expendable, so all product and labor costs will be embedded in one vehicle. However, our strategic focus has shifted to development efforts for reusable vehicles which are intended to develop vehicles reusable for a period of up to five years. Our objective is that the production and labor costs on a per mission basis when amortized over the reusable vehicle’s life will be less than $1 million. In addition, as larger rockets and cheaper rockets come to market, we believe that we will be able to recognize increased unit margins.

Illustration of Space Transportation unit economics

•        Satellite as a Service.    Our Satellite as a Service business model is intended to generate revenue in two ways. The first is with the launch and initial delivery of customers to their desired orbits, which represent the same unit economics as described above. For customers that remain attached to our vehicle, we will charge a recurring annual fee for providing the customer’s payload continual power, orbit keeping, orientation, and communication for the mission duration. We expect to charge less than $1 million per year for this service, however, the price will vary depending on the vehicle type and corresponding available power (1kW for Vigoride, on the order of 10kW for Ardoride and on the order of 100kW for Fervoride).

•        In-Orbit Servicing.    Our In-Orbit Servicing business models is intended to leverage the future reusability of our vehicles in tandem with capabilities that we are developing, such as situational focus and robotic capabilities. We plan to use our future vehicles to perform proximity maneuvers and berthing to provide in-orbit services such as inspection, refueling, life extension, re-positioning, salvage missions, maintenance and repair, and de-orbiting once these technological capabilities have been fully developed. We plan to charge customers for each in-orbit servicing operation, such as deorbiting, repositioning, or refueling.

The foregoing illustration of our space transportation unit economics assumes that we will be successful in executing on our business plan, including fully developing and validating our technology in space, of which there can be no assurance.

Regulatory

Federal Communications Commission (“FCC”)

The regulations, policies, and guidance issued by the FCC apply to the operation of our transport vehicles. When we communicate with our transport vehicles using any part of the electromagnetic spectrum, we are operating a space station to which FCC regulations apply. Operators of regulated space stations are required to hold and maintain compliance with proper licenses, and the specific conditions thereof throughout the duration of any given mission. Operators may also seek licenses in other jurisdictions in accordance with multilateral agreements governing the use of the spectrum, and such licenses would generally be accorded equal treatment by the United States. For the time being, we intend to utilize the FCC’s Special Temporary Authorization (“STA”) authorization type, as other rideshare aggregators and operators of unique limited duration missions regularly do, to license Momentus spacecraft. Momentus previously submitted multiple STA license applications, all of which have been withdrawn. Moving forward, we intend to refile similar STA applications in support of future scheduled launch activity.

The FCC recently enacted a new set of licensing guidelines for small satellites and related systems that may apply to future Momentus spacecraft and continues to pursue additional updated rulemaking that potentially impacts Momentus. As a result, we may face a transition in license types away from STA to the small satellite licensing guidelines. The FCC is also currently considering additional rules which, among other things, could change the operational, technical and financial requirements for Momentus operations. If these proposed rules become final, they could change system design and financial costs in order to comply with or secure new Momentus spectrum licensure.

National Oceanic and Atmospheric Administration

Momentus transport vehicles will operate with space-qualified photographic equipment installed. While primarily intended to function as mission assurance tools, these cameras will be capable of capturing incidental earth imagery while in orbit. As such, these cameras are subject to the licensing requirements and regulations of NOAA’s Commercial Report Sensing Regulatory Affairs (“CRSRA”) office. We currently hold a license grant from CRSRA authorizing the first ten Vigoride missions. CRSRA granted a modification to this license to reflect recent changes in Momentus leadership, changes in Momentus’ leadership, and the related changes to voting, ownership and access by former leadership and other foreign investors.

The Federal Aviation Administration

As a participant in launch activities, we are indirectly subject to the license requirements of the Federal Aviation Administration’s (“FAA”) Office of Commercial Space Transportation (“AST”). The FAA regulates the airspace of the United States, through which launch vehicles must fly during launch to orbit. The AST office predominantly processes launch license requests submitted by launch vehicle operators, which include information on the constituent payloads flying on any given mission. As a result, reviews of our payloads by AST occur during, for example, the processing of a SpaceX launch license. During preparation for the inaugural Vigoride-1 mission, the FAA ultimately determined that it was unable to grant to SpaceX an approval of the Momentus payload for the SpaceX Transporter-1 launch in January 2021 due to national security and foreign ownership concerns regarding Momentus raised by the Department of Defense during an interagency review. Despite Momentus payloads being exempt from FAA payload review as a result of our existing NOAA grant, we initiated ongoing engagement with the FAA as part of a preemptive payload review unrelated to a launch license in contemplation of future launch activity. The FAA recently denied one of our payload review applications due to interagency concerns related to the corporate structure of Momentus at the time of denial. The FAA acknowledged that Momentus was engaged in addressing the concern and indicated that the FAA could reconsider the application once that process is complete. Momentus intends to refile FAA payload review applications in support of future missions which will reflect the ongoing efforts to address outstanding interagency concerns.

The International Traffic in Arms Regulations (“ITAR”) and Export Controls

Our orbital infrastructure business is subject to, and we must comply with, stringent U.S. import and export control laws, including the International Traffic in Arms Regulations (the “ITAR”) of the U.S. Department of State and the Export Administration Regulations (“EAR”) of the Bureau of Industry and Security of the U.S. Department of Commerce. The ITAR generally restricts the export of hardware, software, technical data, and services that have defense or strategic applications. The EAR similarly regulates the export of hardware, software, and technology that has commercial or “dual-use” applications (i.e., for both military and commercial applications) or that have less sensitive military or space-related applications that are not subject to the ITAR. The regulations exist to advance the national security and foreign policy interests of the U.S.

The U.S. government agencies responsible for administering the ITAR and the EAR have significant discretion in the interpretation and enforcement of these regulations. The agencies also have significant discretion in approving, denying, or conditioning authorizations to engage in controlled activities. Such decisions are influenced by the U.S. government’s commitments to multilateral export control regimes, particularly the Missile Technology Control Regime concerning the spaceflight business.

Many different types of internal controls and measures are required to ensure compliance with such export control rules. In particular, we are required to maintain registration under the ITAR; determine the proper licensing jurisdiction and classification of products, software, and technology; and obtain licenses or other forms of U.S. government authorizations to engage in activities, including the performance by foreign persons, related to and who support our spaceflight business. Under the ITAR and the EAR, we must receive permission to release controlled data to foreign persons or physically ship controlled hardware abroad.

See “Risk Factors — We are subject to stringent U.S. export and import control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operation.” The inability to secure and maintain other necessary export authorizations could negatively impact our ability to compete successfully or to operate our spaceflight business as planned. For example, if we were unable to obtain or maintain our licenses to export certain spacecraft hardware, we would be effectively prohibited from launching our vehicles from certain non-U.S. locations, which would limit the number of launch providers we could use. In addition, if we were unable to obtain a Department of State Technical Assistance Agreement to export certain launch provider related services, we would experience difficulties or even be unable to perform integration activities necessary to safely our transfer vehicles to non-U.S. launch vehicles. In both cases, these restrictions could lead to higher launch costs which may have a material adverse impact on our results of operations. Similarly, if we were unable to secure effective export licensure to authorize the full scope of activity with a foreign partner or supplier, we may need to implement design changes to spacecraft or updates to our supplier chain, which may increase costs or result in delays in vehicle launch schedules.

Failure to comply with export control laws and regulations could expose us to civil or criminal penalties, fines, investigations, more onerous compliance requirements, loss of export privileges, debarment from government contracts, or limitations on our ability to enter into contracts with the U.S. government. In addition, any changes in export control regulations or U.S. government licensing policy, such as that necessary to implement U.S. government commitments to multilateral control regimes, may restrict our operations.

Interagency Review

Approval of the licenses described above may be subject to interagency reviews that allow multiple government agencies — the Department of Commerce, Department of Defense, Department of State, NASA, and others — to examine the respective applications from their individual perspectives, including safety, operational, national security, and foreign policy and international obligations implications, as well as review of foreign ownership. Momentus cleared interagency reviews in the past in connection with various licenses, but as discussed above, the interagency process raised national security concerns relating to foreign ownership and control of Momentus in connection with a recent FAA license application. We will continue to engage with the Department of Defense to expedite the resolution of any remaining U.S. government national security concerns not addressed by the NSA.

No assurance can be given that we will obtain the licenses described above in this section for our future missions. Even though Momentus has entered into the NSA, there is no guarantee that the FAA and other U.S. government agencies will grant the necessary authorizations.

National Security Agreement

In February 2021, Momentus and its co-founder Mikhail Kokorich, with support from Stable Road, submitted a joint notice to CFIUS for review of the historical acquisitions of interests in Momentus by Mr. Kokorich, his wife, and entities that they control in response to concerns of the U.S. Department of Defense (“DoD”) regarding Momentus’ foreign ownership and control. On June 8, 2021, CFIUS’ review of the joint notice relating to historical acquisitions of interests in Momentus by Mr. Kokorich, his wife, and entities that they control concluded when the Company entered into a National Security Agreement with Mr. Kokorich, on behalf of himself and Nortrone Finance S.A. (an entity controlled by Mr. Kokorich), Lev Khasis and Olga Khasis, each in their respective individual capacities and on behalf of Brainyspace LLC (an entity controlled by Olga Khasis), and the U.S. government, represented by the U.S. Departments of Defense and the Treasury (the “NSA”). In accordance with the NSA, on June 8, 2021, Mr. Kokorich,

Nortrone Finance S.A, Lev Khasis and his wife Olga Khasis, and Brainyspace LLC, (collectively, the “Momentus Investors”), fully divested all the shares of Momentus securities beneficially owned by them by selling shares back to Momentus. The NSA also requires, among other things, the following:

•        Appointment of a Security Director approved by the U.S. Government, represented by the U.S. Departments of Defense and the Treasury (the “CFIUS Monitoring Agencies”), to serve as the primary liaison between Momentus’ board of directors and the CFIUS Monitoring Agencies, with the Security Director to have authority to oversee Momentus’ compliance with the NSA, including, among other things, to remove and replace Momentus officers and employees, approve all new Momentus directors, and to review, approve and terminate certain contracts and relationships related to access to technology and protected technical information, and to recommend that a director be removed from our board of directors due to an identified national security concern, as determined by the Security Director in consultation with the CFIUS Monitoring Agencies;

•        Appointment of a Security Officer, approved by the CFIUS Monitoring Agencies, to report directly to the Security Director and to have primary responsibility for overseeing day-to-day compliance with the NSA and any compliance plans adopted thereunder, including periodic reporting to the CFIUS Monitoring Agencies;

•        Appointment of an independent third-party monitor to monitor compliance with the NSA by the parties to the NSA, perform due diligence on all persons that are granted access to protected technical information, protected systems or protected facilities, and to serve as a point of contact for the CFIUS Monitoring Agencies under a monitoring agreement. The third-party monitor will regularly report directly to the CFIUS Monitoring Agencies;

•        Appointment of an independent third-party auditor to regularly audit Momentus’ compliance with the NSA, and establishment of an audit plan under which the third-party monitor will conduct such audits;

•        Establishment of certain communications protocols and restrictions to prevent most communications between Momentus personnel and the Momentus Investors; implementation of certain technology controls to prevent access by the Momentus Investors to protected technical information; regular reporting of technical relationships in which Momentus engages; record keeping and communications logging; establishment of a security plan to safeguard protected technical information, protected systems and protected facilities; and training for all Momentus personnel with respect to the security plan and compliance with the NSA;

•        Access and inspection rights for the CFIUS Monitoring Agencies; and

•        Periodic reporting by Momentus and the Momentus Investors to the CFIUS Monitoring Agencies.

As summarized above and as further set forth in the NSA, Momentus is subject to various requirements under the NSA. Momentus is required to ensure that the Security Director reports any actual or potential violation of the NSA to the CFIUS Monitoring Agencies and the third-party monitor within 24 hours of discovery, and failure to comply with certain requirements under the NSA could subject Momentus to liquidated damages payable to the U.S. Government in the amount of $100,000 per day, up to an aggregate amount of $1,000,000 per breach. See “Risk Factors — We are subject to various requirements and restrictions under the NSA we have entered into with the U.S. government, and we will incur significant costs to comply with those requirements and may be subject to significant monetary penalties if we are deemed not to be in compliance with the requirements and restrictions under the NSA.”

Human Capital

People are our most important asset. Since its inception, Momentus has sought to recruit creative, positive persons with a diverse set of business capabilities to play an integral role in building our company. As we move into the next stage of our growth, we are devoting more resources to our human capital and are building the infrastructure necessary to support our workforce and promote communication, respect, and diversity among our team. We have established our Human Resources and Talent Acquisition department and have hired a Vice President to lead that group and direct our initiatives as we are deeply committed to continuing to grow and develop our team.

As of June 11, 2021, we had approximately 139 employees (including 19 paid interns) consisting of 107 employees in our research and development and manufacturing teams, and eight employees in our sales and marketing teams and 24 employees in general and administrative functions. Most of our employees bring significant experience from prior positions working for leading defense primes, satellite manufacturers, other commercial and military aerospace companies, and government agencies.

Facilities

We operate out of our headquarters in Santa Clara County, California. We maintain approximately 13,000 square feet of administrative, research, manufacturing, and testing facilities at our campus in Santa Clara. The campus includes a total of three office suites, two of which consist of solely offices for administrative responsibilities, research and development, and another that consists of both offices and machinery for manufacturing and testing. These facilities are pursuant to agreements through which we lease under multi-year contracts. Leases on two suites are scheduled to terminate at the end of 2021, and the third is scheduled to terminate in November 2022.

We have recently leased a larger building, an approximately 65,000-square-foot facility in San Jose, California, which will serve as our new headquarters, propulsion laboratory, and Vigoride assembly and test center. This additional space will allow us to quickly ramp up production volumes for Vigoride vehicles, increase available laboratory space, accelerate thruster and other developments to enhance Vigoride and develop Ardoride and Fervoride vehicle systems.

We plan to launch our orbital vehicles in partnership with various rocket providers, including SpaceX and Relativity Space, among others. Our rocket launch partners will provide the necessary land, facility, and machinery to successfully complete the launches.

Legal Proceedings

From time to time, we may be subject to various claims, lawsuits, and other legal and administrative proceedings that may arise in the ordinary course of business. Some of these claims, lawsuits, and other proceedings may range in complexity and result in substantial uncertainty; it is possible that they may result in damages, fines, penalties, non-monetary sanctions, or relief. However, we do not consider any such claims, lawsuits, or proceedings currently pending, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our future operating results, financial condition, or cash flows.

On July 13, 2021, the SEC announced charges against SRAC, Momentus, and Momentus’ founder and former CEO, Mikhail Kokorich, for misleading claims about Momentus’ technology and about the U.S. government’s national security concerns about Mr. Kokorich. The SEC’s settled order finds that Momentus and Mr. Kokorich knowingly or recklessly made misrepresentations of material fact and misleading omissions in violation of antifraud provisions of U.S. federal securities laws, and that SRAC negligently made misrepresentations of material fact and misleading omissions in violation of antifraud provisions of U.S. federal securities laws, as well as related reporting and proxy solicitation provisions. The SEC also announced charges against the Sponsor and Brian Kabot, finding that Mr. Kabot negligently violated provisions of U.S. federal securities laws related to proxy solicitations and that Mr. Kabot and the Sponsor caused SRAC’s violation of negligence-based antifraud provisions of the federal securities laws. The SEC’s litigation is proceeding against Mr. Kokorich, against whom the SEC filed a complaint in the U.S. District Court for the District of Columbia. All parties except for Mr. Kokorich have settled with the SEC.

According to the SEC’s settled order, Momentus and Mr. Kokorich misled SRAC investors, including PIPE investors, in two respects. First, “Momentus and SRAC both claimed that in 2019, Momentus had ‘successfully tested’ in space its key technology, a microwave electro-thermal (“MET”) water plasma thruster, that Momentus claimed was designed to move a satellite into custom orbit after launch. In fact, that 2019 test failed to meet Momentus’s own public and internal pre-launch criteria for success, and was conducted on a prototype that was not designed to generate commercially significant amounts of thrust.” Second, the order finds that Momentus and Mr. Kokorich also misrepresented the extent to which national security concerns involving Mr. Kokorich undermined Momentus’ ability to secure required governmental licenses essential to its operations. In addition, the order finds that SRAC repeated Momentus’ misleading statements in public filings associated with the Business Combination and failed its due diligence obligations to investors. According to the order, while SRAC claimed to have conducted extensive due diligence of Momentus, it never reviewed the results of Momentus’ in-space test or received sufficient documents relevant to assessing the national security risks posed by Mr. Kokorich. The order finds that Mr. Kabot participated in SRAC’s inadequate due diligence and in filing its inaccurate registration statements and proxy solicitations. The SEC’s complaint against Mr. Kokorich includes factual allegations that are consistent with the findings in the order.

Without admitting or denying the SEC’s findings, Momentus, SRAC, Mr. Kabot, and the Sponsor consented to an order requiring them to cease and desist from future violations. Momentus will pay a civil penalty of $7.0 million, SRAC will pay a civil penalty of $1.0 million, and Mr. Kabot will pay a civil penalty of $40,000. Momentus and SRAC have also agreed to provide PIPE Investors with the right to terminate their Subscription Agreements prior to the stockholder vote to approve the Business Combination; the Sponsor has agreed to relinquish 250,000 founders’ shares it would otherwise have received upon consummation of the Business Combination; and Momentus has agreed to undertakings requiring enhancements to its disclosure controls, including the creation of an independent board committee and retention of an internal compliance consultant for a period of two years.

On July 15, 2021, a purported stockholder of SRAC filed a putative class action complaint against SRAC, Sponsor, Brian Kabot, James Norris, Momentus, and Mikhail Kokorich in the United States District Court for the Central District of California, in a case captioned Jensen v. Stable Road Acquisition Corp., et al., No. 2:21-cv-05744. The complaint alleges that the defendants omitted certain material information in their public statements and disclosures regarding the Proposed Transaction, in violation of the securities laws, and seeks damages on behalf of a putative class of stockholders who purchased SRAC stock between October 7, 2020 and July 13, 2021. Other, similar suits may follow.

For more information, see “Information About SRAC— Legal Proceedings.”

MOMENTUS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Momentus prior to the consummation of the Business Combination.

The following discussion and analysis provide information which our management believes is relevant to an assessment and understanding of our results of operations and financial condition. This discussion and analysis should be read together with our audited and unaudited financial statements and related notes appearing elsewhere in this proxy statement/consent solicitation statement/prospectus. This discussion and analysis should also be read together with our pro forma financial information for the period ended and as of March 31, 2021 (in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”). In addition to historical financial information, this discussion and analysis contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks, uncertainties and assumptions. As a result of many factors, such as those set forth under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections and elsewhere in this proxy statement/consent solicitation statement/prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Certain figures, such as interest rates and other percentages, included in this section have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in our financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Overview

Momentus plans to offer in-space infrastructure services, and if we achieve our business plans and goals, we believe that we can become an important provider of tools, infrastructure and services that will enable the commercialization of space. Momentus intends to utilize a multi-pronged approach to become a provider of three critical functions in the new space economy: Space Transportation, Satellite as a Service, and In-Orbit Servicing. Momentus is planning to create a hub and spoke space transportation model by offering last-mile delivery in partnership with leading providers of launch services on large and mid-size rockets, such as SpaceX. By combining the capabilities of low-cost launch vehicles from third party providers with our planned in-space transfer and service vehicles powered by water plasma propulsion technology, we believe we will be able to offer our customers significantly more affordable access to space. The cornerstone of our business plan is our water plasma propulsion technology, which is being designed in-house. We believe that this technology, once further developed, tested and validated, will have the potential to deliver fast, versatile, and cost-effective services to our clients. We believe that our highly experienced team of engineers and operations managers puts us in a strong position to commercialize our technology in the future and become a market leader in the development of the new space economy. Since our founding in 2017, we have been working to develop our water plasma propulsion technology, signed contracts including firm orders and options with prepaid deposits (some of which have already been exercised by customers) representing approximately $66 million (as of June 11, 2021) in potential revenue, and have continued to develop, test and enhance our vehicles and supporting technologies. Our first launch with customers is currently anticipated to occur in June 2022, subject to receipt of licenses and other government approvals and availability of slots on our launch provider’s manifests. Prior planned launches were cancelled due to not receiving required licenses and other governmental approvals and other factors, and we can offer no assurances that our first launch will occur in June 2022.

Our services are made possible by the space industry’s rapid technological developments over the past two decades, driven predominantly by significant decreases in launch costs, as well as the advent of smaller, lower-cost satellites. This convergence of trends has resulted in substantial growth in the commercial space market, rooted in higher accessibility for companies entering the new space economy that aim to offer communication, earth observation and data collection services, and other satellite services. We anticipate the space transportation and small satellite market to be drivers of growth in the short-term as satellite technology drives smaller and cheaper satellites, and increasing numbers of satellite constellations continue to emerge. We believe that over the next decade, new space-based business models may emerge, for example the generation of solar energy in space, space manufacturing or space data processing. The advent of these new business models could substantially increase demand for space transportation and other space infrastructure services.

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue to advance the development of our vehicles, build corporate infrastructure and enhance our sales and marketing functions. As we continue to develop our vehicle capabilities, expand our fleet of vehicles with the development of the Ardoride and Fervoride vehicles and expand our manufacturing footprint and capabilities, we estimate spending approximately $750 million in research and development and approximately $140 million in capital expenditures over the next seven years.

Services Overview

If our technology is fully developed and validated in the future, we currently plan to provide the following infrastructure services to the space economy:

Space Transportation.    We are designing our space transportation service based on a hub and spoke model. When the time for launch approaches, our customers will send us their payload a few months in advance for integration onto our vehicle. Once their payload has been integrated, our vehicle will then be prepared for launch. We will then incorporate our vehicle, holding the customer’s payload fixture, into the payload of the rocket. The rocket will then transport our vehicle to the drop-off orbit. At this point, after separation from the rocket, we will initiate delivery to the customer’s final orbit. We are designing our water plasma thrusters to enable our vehicle to efficiently transport each customer payload to its respective orbit. We believe that this service will give our clients the accessibility that rocket providers cannot, as their drop-off points are limited. Initially, after delivering our customer payloads to their final orbits, our vehicles will de-orbit. However, our plan is to develop the capability for our vehicles to be reusable, such that, upon delivery of the payload, they will be capable of remaining in space to conduct additional missions.

Satellite as a Service (Hosted Payloads).    In this model, we are developing our payloads such that once a customer payload is attached, our vehicles would be capable of moving to the desired orbit and remaining attached to the hosted payload to provide continuous power, orbit maintenance, orientation, and communications to support telemetry, commanding, and downlinking of payload data, for the duration of the mission.

In-Orbit Servicing.    We believe in-orbit servicing of satellites is a quickly growing business opportunity. As the number of satellites in space increases, so does their need to be serviced. In addition to other services, we are also planning to design Momentus’ future reusable vehicles to be capable of performing in-orbit servicing and are pursuing development activities that support this objective, such as our plans to demonstrate robotic arm and rendezvous capabilities. Although we are still in the very preliminary stages for developing this technology, our aim is to equip future vehicles with robotic arms and an ability to maneuver in close proximity to other spacecraft and dock or berth with them. Once fully developed, we believe these capabilities could allow us to offer a suite of different in-orbit services, such as inspection, refueling, life extension, re-positioning, salvage missions, maintenance and repair, and de-orbiting.

Factors Affecting Our Performance

We believe that our performance and future success depend to a substantial extent on our ability to capitalize on the following opportunities, which in turn is subject to significant risks and challenges, including those discussed below and in the section of this proxy statement/consent solicitation statement/prospectus titled “Risk Factors.”

In-Space Transport and Service Vehicles and Related Technology Development

Our primary research and development objectives focus on the development of our existing and future in-space transfer and service vehicles and related water plasma propulsion technology:

•        Vigoride is the first vehicle that Momentus is developing. We are developing Vigoride with the objective of carrying up to 750 kg of customer payload into Low Earth Orbit (“LEO”), and based on our current product roadmap, we estimate that we may, under certain circumstances, achieve this capability with our fourth generation Vigoride (Block 2.2), which we plan to use for our inaugural mission. We expect to also meet our delta-v objective of up to 2 km/sec with Block 2.2, depending on payload mass. Vigoride’s first two commercial missions are planned to launch in June 2022, followed by three more missions in the second half of 2022 although our mission plan is contingent upon our ability to secure government licenses and approvals as well as slots on the launch provider’s manifests.

•        Ardoride will be our next vehicle, which we plan to demonstrate as early as 2024. We are developing it to be capable of reaching beyond High Earth Orbit (“HEO”) orbit into Lunar Orbit with customer payload capability of up to 4,000 kg once reusability is achieved in the 2025-2026 timeframe. We are designing Ardoride for a delta-v capability of up to 5 km/sec depending on payload mass. While the first several Ardoride vehicles may be expendable, we are working to develop technologies to achieve reusability in later flights.

•        Fervoride will be our third vehicle. Our development objective is to make Fervoride capable of carrying up to 20,000 kg of customer payload anywhere from LEO to Deep Space, well beyond Lunar Orbit and to have delta-v capabilities of up to 7 km/sec. We expect to launch the first Fervoride vehicle in 2026. We expect to incorporate reusability in our Fervoride vehicles as soon as practical. The technologies necessary to achieve reusability are still in development.

The successful development of our vehicles with water plasma propulsion technology involves uncertainties, including:

•        timing in finalizing systems design and specifications;

•        successful completion of test programs and demonstration missions;

•        meeting stated technological objectives and goals for the design on time, on budget and within target cost objectives;

•        our ability to obtain additional applicable approvals, licenses or certifications from regulatory agencies and maintaining current approvals, licenses or certifications;

•        performance of our manufacturing facility despite risks that disrupt productions, such as natural disasters;

•        performance of our third-party contractors that support our research and development activities;

•        performance of a limited number of suppliers for certain raw materials and supplied components and their willingness to do business with us;

•        our ability to protect our intellectual property critical to the design and function of our transport vehicles;

•        our ability to continue funding and maintaining our current research and development activities;

•        the impact of the COVID-19 pandemic on us, our customers, suppliers and distributors, and the global economy; and

•        our ability to comply with the terms of the NSA and any related compliance measures instituted by the Security Director.

A change in the outcome of any of these variables could delay the development of our vehicles which in turn could impact our business and results of operations.

Initial and Successive Launches

Our water plasma propulsion technology (that we are developing) is based on the use of microwave electrothermal or “MET,” thrusters, which we believe could ultimately provide safe, affordable, reliable, and regular in-space services, including Space Transportation, Satellite as a Service, and In-Orbit Servicing. To accomplish this, we currently intend to execute on the following strategies:

Launch our commercial program for in-space transportation.    We currently plan to fly our first two Vigoride vehicles on a SpaceX Transporter flight as early as June 2022, subject to receipt of licenses and other government approvals and availability of slots on our launch provider’s manifests.

Launch our commercial program for Satellite as a Service.    If in the future our vehicles are operationalized for their intended in-space transport uses, we plan to develop a modular approach to satellite systems through our Satellite as a Service model. For missions that require significant power for the payload and/or specific orbits, our objective is for Momentus to be able to provide a unique combination of a low-cost service model, in-orbit flexibility, and high electrical power generation.

Launch our commercial program for In-Orbit Servicing.    If we develop reusability for our vehicles as currently contemplated, we believe we will be able to begin offering a suite of different in-orbit services to our clients. Although we have not yet developed these capabilities or the technology that would be required to provide these services, such services may include inspection, refueling, life extension, re-positioning, salvage missions, maintenance and repair, and de-orbiting. As the quantity of satellites sent into space continues to increase, we anticipate growing demand from such services.

The success of our in-space infrastructure services business will depend on our ability to successfully and regularly deliver customer satellites into at custom orbits. Our initial mission planned for June 2022 will be a demonstration mission in which our vehicle will deliver client satellites into orbit for the first time. In this inaugural mission, we expect to demonstrate Vigoride’s ability to deploy satellites at the point at which Vigoride is dropped off by the launch vehicle and to perform certain maneuvers after deployment.

There can be no assurance that we will not experience operational or process failures and other problems during our inaugural mission or on any other mission. Any failures or setbacks, particularly on our inaugural mission, could harm our reputation and have a material adverse effect on our business, financial condition and results of operation.

Customer Demand

Ahead of our first Vigoride launch, which is currently expected to occur in June 2022, we have received significant interest from across a range of satellite operators, satellite manufacturers, satellite aggregators, launch service providers, and others. While we have not recognized any revenue from completed commercial launches through March 31, 2021, we had collected approximately $2.8 million in customer deposits related to future launches. While our standard contracts do not contain refunds or recourse provisions that enable our customers to recover any non-refundable deposits that have been paid, we will issue refunds totaling approximately $1.5 million to customers in the second quarter ending June 30, 2021 due to cancelled launches for 2021 in order to foster future business relationships and customer goodwill.

As of June 11, 2021, we had signed contracts including firm orders and options (some of which have already been exercised by customers) representing approximately $66 million in potential revenue. The breadth of these signed contracts spans across 25 companies. These agreements also contain options, allowing customers to opt-in to launches on shorter notice without requiring a separate agreement. However, these contracts are cancellable by customers for convenience. If a customer cancels a contract before it is required to pay non-refundable deposits beginning nine months prior to launch, we may not receive revenue from these orders, except for an initial deposit which is paid at the time the contract is signed. In the first quarter of 2021 and fourth quarter of 2020, we recognized $130,000 and $365,000, respectively, of revenue related to customer cancelled contracts that were not refundable.

In addition, backlog is typically subject to large variations from quarter to quarter and comparisons of backlog from period to period are not necessarily indicative of future revenues. Furthermore, some contracts comprising the backlog are for services scheduled many years in the future, and the economic viability of customers with whom we have contracted is not guaranteed over time. As a result, the contracts comprising our backlog may not result in actual revenue in any particular period, or at all, and the actual revenue from such contracts may differ from our backlog estimates. The timing of receipt of revenues, if any, on projects included in the backlog could change because many factors affect the scheduling of missions and adjustments to contracts may also occur. The failure to realize some portion of our backlog could adversely affect our revenues and gross margins.

As of June 11, 2021, our pipeline consisted of approximately $1.7 billion in potential contracts in negotiation or in early discussion. We consider our pipeline to be contracts which are in negotiations or early discussions, and we can offer no assurances that such negotiations or discussions will result in a signed contract or any revenue. Additionally, our backlog and pipeline mostly represent the initial test and demonstration flights of our customers’ satellite constellations. If we successfully deliver our services on our first several flights, we anticipate that our customers will continue to use us on the further rollout of their satellite constellations, and if we do not successfully deliver our services on our first several flights, we anticipate that our customers may not continue to use us on the further rollout of their satellite constellations. Our customers are not required to continue using our services under their contracts even if our first flights are successful.

COVID-19 Impact

While the COVID-19 pandemic has affected our business and our timeline for our formerly planned launch in April 2020, to date, it has not impacted us in a way that we believe will materially affect our future growth outlook.

As of the date of this accompanying proxy statement/consent solicitation statement/prospectus, subject to securing FAA and other approvals, we are currently planning for our first commercial launch in June 2022, aboard a Falcon 9 and do not foresee any delays due to COVID-19. The same applies to launches scheduled for the remainder of 2022 and beyond.

We do not believe our contract pipeline has been materially adversely affected by the COVID-19 pandemic. In fact, we have managed to grow our customer backlog by over 40% since the onset of the pandemic. Additionally, we have also had existing customers exercise their options to opt into launches for 2022. We do not anticipate that the COVID-19 pandemic will materially affect our customer backlog and ability to secure new contracts going forward.

Our non-operations personnel began working from home in March 2020 as we reduced our in-person operations to prioritize the safety of our employees. We have begun to gradually bring essential personnel back to the office, while adhering to Center of Disease Control, federal, and state protective standards. Subject to local regulations and the effectiveness of vaccination initiatives, we intend to gradually bring all employees back to the office; until then, we will continue to support working from home. While remote working arrangements have affected our manufacturing and development timelines, the overall impact of this arrangement has not materially adversely affected the timeline of future launches.

In May 2020, to strengthen our liquidity position, we received a Paycheck Protection Program loan (“PPP Loan”) in the amount of $970,000 under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”); however, in September 2020, we repaid the PPP Loan in full.

Notwithstanding the foregoing, the impact of the COVID-19 pandemic on the Company’s business, results of operations and overall financial performance will ultimately depend on future developments, including the duration of the pandemic, possible recurrent outbreaks, the appearance of variants and the effectiveness of vaccines and other mitigation measures against variants, all of which are highly uncertain and cannot be predicted. See the section of this proxy statement/consent solicitation statement/prospectus titled “Risk Factors” for additional discussion of the potential impact of the COVID-19 pandemic on our business.

Business Combination

We entered into the Merger Agreement with SRAC, a special purpose acquisition company, on October 7, 2020, which was amended on March 5, 2021, April 6, 2021 and June 29, 2021. Pursuant to the Merger Agreement, and assuming a favorable vote of SRAC’s stockholders, Project Marvel First Merger Sub, Inc., will merge with and into Momentus, with Momentus surviving such merger as a wholly owned subsidiary of SRAC, immediately followed by Momentus merging with and into Second Merger Sub, with Second Merger Sub surviving such merger as a wholly owned subsidiary of SRAC. Following the closing of the Business Combination, SRAC intends to change its name to Momentus Inc.

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, SRAC is expected to be treated as the “acquired” company for financial reporting purposes. We expect to be deemed the accounting predecessor of the combined business, and Momentus, as the parent company of the combined business, will be the successor SEC registrant, meaning that our financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC. The Business Combination is expected to have a significant impact on our future reported financial position and results as a consequence of the reverse recapitalization. The most significant changes in Momentus’s future reported financial position and results are expected to be an estimated net increase in cash (as compared to our consolidated balance sheet at March 31, 2021) of between approximately $204.6 million, assuming maximum shareholder redemptions permitted under the Merger Agreement, and $235.3 million, assuming no shareholder redemptions. Each redemption scenario includes approximately $110.0 million in proceeds from the private placement (“PIPE Investment”) to be consummated substantially simultaneously with the Business Combination, offset by additional transaction costs for the Business Combination. The estimated transaction costs for the Business Combination are approximately $50.0 million, of which $6.9 million represents deferred underwriter fees related to SRAC’s initial public offering. See “Unaudited Pro Forma Combined Financial Information.”

As a result of the Business Combination, we expect to become the successor to an SEC-registered and Nasdaq-listed company, which will require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal and administrative resources.

Recent Developments

Loan and Security Agreement

On February 22, 2021, Momentus entered into a Loan and Security Agreement (the “LSA”) and related agreements with Venture Lending & Leasing IX, Inc. The LSA provides for an initial $25,000,000 growth capital term loan which Momentus fully borrowed on March 1, 2021. The LSA also includes an additional $15,000,000 growth capital term loan that is available to Momentus through June 30, 2021 contingent upon Momentus closing a minimum of $25,000,000 in additional equity, which was satisfied through the issuance in March 2021 of SAFE Notes, the proceeds of which totaled approximately $30.8 million, and receipt of payload approval from the FAA by June 30, 2021.

The LSA provides for a 12% annual interest rate, monthly payment of interest only for the first 12 months, and payment in full of all outstanding principal and interest on March 1, 2022. At Momentus’ option prior to February 15, 2022, the repayment of the full principal amount outstanding and due on March 1, 2022 may be extended for either 12 or 24 months and amortized in equal monthly payments. The LSA grants the lender the first security priority lien on substantially all assets of Momentus (subject to certain exceptions, including that the lien on intellectual property will be a springing lien based on the occurrence of certain events) for all periods of time that Momentus is indebted to the lender.

In conjunction with the LSA, the lender received warrants for preferred stock equal to up to 1% of Momentus’ fully diluted capitalization (including allowance for conversion of all outstanding convertible notes, SAFE notes and such warrants). The warrants are earned and vest 80% upon signing of the agreement, 10% upon qualification for the incremental $15,000,000 growth capital term loan and 10% upon Momentus’ utilizing such incremental growth capital term loan. The exercise price of the warrants is an aggregate of $1,000.

In addition, the lender will have certain rights to participate in future private equity offerings (including convertible notes or bridge financings) of Momentus.

SEC Matter and CFIUS Review

We have incurred significant expenses in connection with the CFIUS review described below and have incurred and expect to incur significant expenses in connection with the implementation of the NSA described below. In the first quarter of 2021 we also incurred significant expenses, and will have significant expenses in the second quarter of 2021, related to the now settled SEC matter discussed below. As of March 31, 2021, the Company had incurred legal expenses of approximately $3.9 million related to these matters.

SEC Matter

On July 13, 2021, the Company agreed to a settlement with the SEC in anticipation of cease-and-desist proceedings to be brought by the SEC relating to violations by Momentus of certain antifraud provisions of the federal securities laws. As a result of the settlement, the Company agreed to a civil penalty of $7 million, $2 million of which is payable immediately and $5 million of which is payable within one year of the settlement order. See “Information About Momentus — Legal Proceedings.”

CFIUS Review and NSA

In February 2021, Momentus and its co-founder Mikhail Kokorich, with support from Stable Road, submitted a joint notice to CFIUS for review of the historical acquisitions of interests in Momentus by Mr. Kokorich, his wife, and entities that they control in response to concerns of the U.S. Department of Defense (“DoD”) regarding Momentus’ foreign ownership and control. On June 8, 2021, the Company entered into a National Security Agreement with Mr. Kokorich, on behalf of himself and Nortrone Finance S.A. (an entity controlled by Mr. Kokorich), Lev Khasis and Olga Khasis, each in their respective individual capacities and on behalf of Brainyspace LLC (an entity controlled by Olga Khasis), and the U.S. government, represented by the U.S. Departments of Defense and the Treasury (the “NSA”). In accordance with the NSA, Mr. Kokorich, Nortrone Finance S.A., Lev Khasis and his wife Olga Khasis, and Brainyspace LLC fully divested all the equity interests in Momentus owned or beneficially owned by them by selling such equity interests to the Company on June 8, 2021. The NSA also establishes various requirements and restrictions on the Company in order to protect national security, certain of which may materially and adversely affect our operating results due to uncertainty associated with and the cost of compliance with security measures, and limitations on our control over certain U.S. facilities, contracts, personnel, vendor selection and operations.

Co-Founder Divestment

In accordance with the NSA, Mr. Kokorich, Nortrone Finance S.A., Lev Khasis and his wife Olga Khasis, and Brainyspace LLC fully divested all the equity interests in Momentus owned or beneficially owned by them by selling such equity interests to Momentus pursuant to certain Repurchase Agreements entered into with Momentus, effective as of June 8, 2021. Under the Repurchase Agreements, each of Mr. Kokorich and related entities and Brainyspace LLC sold 100% of their respective equity interests in Momentus in exchange for the right to receive payments, out of funds legally available therefor, an aggregate of $50,000,000 to Mr. Kokorich, Nortrone Finance S.A. and Brainyspace LLC, on a pro rata basis, as follows: (i) an aggregate of $40,000,000 to be paid out of funds legally available therefor, within 10 business days after the earlier of (A) a business combination or capital raising transaction or series of transactions (whether in the form of debt or equity) resulting in cash proceeds of no less than $100,000,000 and (B) the Business Combination (the “First Payment Date”); and (ii) an aggregate of $10,000,000 to be paid out of funds legally available therefor, within 10 business days after a business combination or capital raising transaction or series of transactions (whether in the form of debt or equity) resulting in cash proceeds of no less than $250,000,000 (determined without any reduction for the $100,000,000 previously received in respect of the First Payment Date). Upon completion of the Business Combination, it is expected that the Combined Company will pay, out of funds legally available therefor, an aggregate of $50 million to Mr. Kokorich, Nortrone Finance S.A. and Brainyspace LLC within 10 days following the completion of the Business Combination. Such $50 million payment would come from proceeds of the PIPE Investment (as described below) and the SRAC Trust Account that will be released upon the closing of the Business Combination, and therefore will reduce the proceeds that will available to the Combined Company to fund its operations and capital expenditures going forward.

See “Risk Factors — Risks Related to the Business and Industry of Momentus — Following the completion of the Business Combination, including the PIPE Investment, we may still require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all” for additional information on the risks we will face with respect to funding our operations following the Business Combination.

Merger Agreement Amendment

See “Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus — Recent Developments Relating to the Business Combination — Amendment to Merger Agreement” for a description of the amendment to the Merger Agreement which Momentus entered into with SRAC and related entities on June 29, 2021.

Components of Results of Operations

Service Revenue

We enter into contracts for ‘last-mile’ satellite and cargo delivery, payload hosting and in-orbit servicing options with customers that are primarily in the aerospace industry. From inception to March 31, 2021, we have not yet completed a commercial launch of customer cargo. However, as of March 31, 2021 we have signed contracts with customers and have collected approximately $2.8 million in customer deposits, which are recorded as current and non-current contract liabilities in our balance sheet and will be recognized as revenue (along with any other fees that have been paid) upon the earlier of the satisfaction of our performance obligation or when the customer cancels the contract. While our standard contracts do not contain refund or recourse provisions that enable our customers to recover any non-refundable fees that have been paid, we may issue full or partial refunds to customers on a case-by-case basis as necessary to preserve and foster future business relationships and customer goodwill.

Cost of Revenue

Cost of revenue consists primarily of expenses associated with the cost of the transport vehicle and third-party launch costs. Until the transport vehicle design is completed and released for production, the cost of these transport vehicles is being expensed as research and development costs as materials and services are received. The current design and technology allow for a single use of the transport vehicle.

Research and Development

Research and development expenditures consist primarily of the cost for the following activities for developing existing and future technologies for our vehicles. Research and development activities include basic research, applied research, design, development, and related test program activities. Costs incurred for developing our vehicles primarily include equipment, material, and labor hours (both internal and subcontractors).

As of March 31, 2021, we have expensed all research and development costs associated with developing and building our vehicles. Once we have achieved technological feasibility and released the design for volume production, we will capitalize the costs to construct any additional components for the vehicles. We expect to continue to see an increase in our research and development expenses as we develop our next generation of vehicles.

Selling, General and Administrative

Selling, general and administrative expenses consist of human capital related expenses for employees involved in general corporate functions, including executive management and administration, accounting, finance, tax, legal, information technology, sales, marketing, and human resources; depreciation expense and rent relating to facilities, and equipment; professional fees; and other general corporate costs. Human capital expenses primarily include salaries, bonuses, equity compensation expense and benefits. As we continue to grow as a company, we expect that our selling, general and administrative costs will increase on an absolute dollar basis.

We also expect to incur additional expenses as a result of operating as a public company, including expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC as well as to comply with the National Security Agreement.

Interest Income

Interest income consists of interest earned on investment holdings in interest bearing bank accounts.

Interest Expense

Interest expense includes interest incurred related to our loan payables as well as the amortization of warrant discount and debt issuance costs.

Other Income/Expense

Other income/expense primarily relates to the change in the estimated fair value of our SAFE notes and non-recurring fees incurred in conjunction with the SAFE and Term Loan financing and other miscellaneous expense.

Income Tax Provision

We are subject to income taxes in the United States. Our income tax provision consists of an estimate of federal and state income taxes based on enacted federal and state tax rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.

The effective tax rate may vary significantly from period to period and can be influenced by many factors. These factors include, but are not limited to, changes to the statutory rates in the jurisdictions where the Company has operations and changes in the valuation of deferred tax assets and liabilities. The difference between the effective tax rate and the federal statutory rate of 21% primarily relates to certain nondeductible items, state and local income taxes and a full valuation allowance for deferred tax assets.

Results of Operations

The following tables set forth our results of operations for the periods presented. The period-to-period comparisons of financial results is not necessarily indicative of future results.

	Three Months Ended March 31,
	2021	2020	$ Change	% Change
Service revenue	$130,000	$—	$130,000	N/A
Cost of revenue	48,400	—	48,400	N/A
Gross margin	81,600	—	81,600	N/A

Operating expenses:
Research and development expenses	9,906,275	4,417,565	5,488,710	124%
Selling, general and administrative expenses	14,004,509	1,854,516	12,149,993	655%
Operating loss	(23,829,184)	(6,272,081)	(17,557,103)	280%

Other income (expense):
Decrease (increase) in fair value of SAFE notes	81,563,592	(1,384)	81,564,976	Not meaningful
Decrease in fair value of warrants	8,082,722	1,609	8,081,113	Not meaningful
Interest income	1,005	3,278	(2,273)	(69)%
Interest expense	(968,094)	(15,898)	(952,196)	5989%
Other income (expense)	(179,237)	29,831	(209,068)	(701)%
Income (loss) before income taxes	64,670,804	(6,254,645)	70,925,449	(1134)%
Income tax expense	—	—	—	N/A
Net income (loss)	$64,670,804	$(6,254,645)	70,925,449	(1134)%

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

Service revenue

	Three Months Ended March 31,
	2021	2020	$ Change	% Change
Service revenue	$130,000	$—	$130,000	N/A

The increase was due to revenue recognized related to a cancellation of a customer contract, resulting in the forfeiture of $130,000 of a customer deposit in the first quarter of 2021.

Cost of revenue

	Three Months Ended March 31,
	2021	2020	$ Change	% Change
Cost of revenue	$48,400	$—	$48,400	N/A

The increase was due to costs incurred related to the customer contract cancellation in the first quarter of 2021.

Research and Development Expenses

	Three Months Ended March 31,
	2021	2020	$ Change	% Change
Research and development expenses	$9,906,275	$4,417,565	$5,488,710	124%

The increase was primarily due to costs incurred to develop our vehicles, including test/research equipment, material, and payroll expenses. Headcount related costs increased by $2.1 million (includes $31,000 increase in non-cash share based compensation expense), as we increased our research and development employee headcount from 41 full time employees to 89 full time employees to support the ramp up of research and development efforts in developing and building our vehicles. Materials, components, and other research and development costs increased by $2.6 million.

We also expensed $0.8 million of costs incurred related to the cancellation of a launch during the three months ended March 31, 2021.

Selling, General and Administrative Expenses

	Three Months Ended March 31,
	2021	2020	$ Change	% Change
Selling, general and administrative expenses	$14,004,509	$1,854,516	$12,149,993	655%

This increase was partially due to higher corporate expenses as we continued to build out our corporate functions prior to the start of commercial operations. Headcount related costs increased by $6.3 million as we increased our employee headcount from 17 full time corporate employees to 32 full time employees. Included in the $6.3 million headcount increase was a $5.4 million non-recurring share based compensation expense associated with an employee stock option modifications related to the departure of our former CEO in January 2021. Legal expenses increased $4.5 million primarily related to the CFIUS review and SEC investigation; and other consulting expenses increased by $0.8 million.

Decrease (increase) in Fair Value of SAFE Notes

The decrease in the calculated fair value of SAFE notes during the three months ended March 31, 2021 compared to the same period in the prior year was primarily due to a decrease in the estimated fair value of the Company’s stock during the three months ended March 31, 2021. Our SAFE notes are classified as marked-to-market liabilities pursuant to ASC 480 and gain or losses are recorded as other income or expense.

Decrease in Fair Value of Warrants

The decrease in the calculated fair value of warrants, which are accounted for as a derivative liability, was primarily attributable to the decrease in estimated fair value of the warrants issued in connection with the Term Loan entered into in February 2021 and the warrants issued in connection with the equipment loan in 2020 due to the decrease in the estimated fair value of the Company’s common stock during the three months ended March 31, 2021.

Interest Income

Interest income was immaterial for the three months ended March 31, 2021 and 2020.

Interest Expense

	Three Months Ended March 31,
	2021	2020	$ Change	% Change
Interest expense	$(968,094)	$(15,898)	$(952,196)	5989%

Interest expense of $1.0 million for the three months ended March 31, 2021 relates to interest incurred on the Term Loan we entered into in February 2021 and the related debt discount amortization. Interest expense of $15,898 for the three months ended March 31, 2020 relates to interest incurred under the equipment financing agreement we entered into in March 2020 and interest expense related to debt discount amortization.

Other (Expense) Income

	Three Months Ended March 31,
	2021	2020	$ Change	% Change
Other (expense) income	$(179,237)	$29,831	$(209,068)	(701)%

Other expense for the three months ended March 31, 2021 primarily relates to a commission fee paid to a third party to assist in obtaining the funds received from the Term Loan and SAFE notes issued during the quarter ended March 31, 2021. Other income in the three months ended March 31, 2020 related primarily other miscellaneous income recorded during the quarter.

Income Tax Expense

Income tax expense was less than $1,000 for the three months ended March 31, 2021 and 2020. We have accumulated net operating losses at the federal and state level as we have not yet started commercial operations. We maintain a substantially full valuation allowance against our net deferred tax assets. The income tax expenses incurred were primarily related to minimum state filing fees in the states where we have operations.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily by issuing equity and debt, including convertible notes issued in 2017 and 2018 and SAFE notes issued in 2018 and 2019, which were later converted into preferred stock, and SAFE notes issued in 2020 and 2021. As of March 31, 2021, our principal sources of liquidity were our cash and cash equivalents in the amount of $57.1 million, which are primarily invested in highly liquid investments purchased with a remaining maturity of three months or less.

We expect that our principal sources of liquidity following the Business Combination and the Private Investment in Public Entity (“PIPE”) closings will be our cash and cash equivalents and any capital we may obtain through borrowings or additional sales of equity and debt securities.

Historical Cash Flows

	Three Months Ended March 31,
	2021	2020
Net cash provided by (used in)
Operating activities	$(21,198,894)	$(6,288,129)
Investing activities	(431,454)	(584,678)
Financing activities	55,701,651	8,298,374
Net change in cash and cash equivalents	$34,071,303	$1,425,567

Operating Activities

Net cash used in operating activities for the three months ended March 31, 2021 was $21.2 million, consisting primarily of net income of $64.7 million decreased by non-cash charges of $83.0 million and changes in operating assets and liabilities of $2.9 million. The non-cash charges primarily consisted of changes in the calculated fair values of the SAFE notes and warrants, which decreased primarily due to decreases in the estimated fair value of the Company’s stock, partially offset by stock compensation expense, depreciation and amortization and amortization of debt discount and issuance costs. The change in operating assets and liabilities was primarily due to an increase in prepaids and other current assets and a decrease in accounts payable, partially offset by a decrease in other non-current assets and increases in accrued expenses, other current liabilities, contract liabilities and the net change in the lease liability and right-of-use assets.

Net cash used in operating activities for the three months ended March 31, 2020 was $6.3 million, consisting of a net loss of $6.3 million and changes in operating assets and liabilities of $0.3 million, partially offset by a decrease in non-cash items of $0.2 million. The change in operating assets and liabilities was primarily due to an increase in prepaids and other current assets and a decrease in accounts payable, partially offset by a decrease in other non-current assets, and an increase in accrued expenses, other current liabilities, contract liabilities and the net change in lease liability and right-of-use asset. Non-cash charges primarily consisted of depreciation, amortization, and stock-based compensation.

Investing Activities

Net cash used in investing activities was $0.4 million and $0.6 million for the three months ended March 31, 2021 and 2020, respectively, which primarily consisted of purchases of fixed assets and intangible assets.

Financing Activities

Net cash provided by financing activities was $55.7 million for the three months ended March 31, 2021, consisting of proceeds from the issuance of SAFE notes and common stock and borrowing under the term loan, partially offset by payments of debt issuance costs.

Net cash provided by financing activities was $8.3 million for the three months ended March 31, 2020, primarily consisting of proceeds from the issuance of SAFE notes and a loan payable.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue to advance the development of our vehicles, build corporate infrastructure and enhance our sales and marketing functions. As we continue to develop our vehicle capabilities, expand our fleet of vehicles with the development of the Ardoride and Fervoride vehicles and expand our manufacturing footprint and capabilities, we estimate spending approximately $750 million in research and development and approximately $140 million in capital expenditures over the next seven years. In addition, we expect cost of revenue to increase significantly as we commence commercial operations.

Specifically, our operating expenses will increase as we:

•        scale up our corporate infrastructure, people, processes and systems;

•        enhance and scale our sales and marketing function;

•        scale up our manufacturing capabilities increasing facility footprint, purchasing additional manufacturing equipment;

•        pursue further research and development related to developing our next generation vehicles;

•        seek regulatory approvals for changes or updates to our vehicles;

•        hire additional personnel;

•        implement measures required under the NSA and seek to comply with the NSA’s requirements;

•        maintain, expand and protect our intellectual property portfolio; and

•        comply with public company reporting requirements, if and when the Business Combination is completed.

We expect that our current cash and cash equivalents, the additional cash and cash equivalents we would receive upon the expected consummation of the Business Combination and the PIPE Investment, and our projected gross profit (revenue less cost of revenue), and additional funding from equity or debt financings will enable us to fund an anticipated $260 million of operating expenses, research and development expenses and capital expenditures during the period from 2021-2023. Beyond 2023, based on our current pipeline and profitability forecast, we believe that our revenue and cash flow from operations will be sufficient to fund ongoing expenses and development investments of the business. Additionally, we believe that the payments in the form of non-refundable deposits we receive from our customers prior to launch will provide sufficient funding and liquidity to support costs incurred related to that mission.

We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. For example, the research and development, volume production, launch and in orbit operation of our vehicles have unpredictable costs and are subject to significant risks, uncertainties and contingencies, many of which are beyond our control, that may affect the timing and magnitude of these anticipated expenditures. Some of these risks and uncertainties are described in more detail in this proxy statement/consent solicitation statement/prospectus under the heading “Risk Factors — Risks Related to Momentus Inc.’s Business.”

Additionally, changing circumstances may cause us to expend capital significantly faster than we currently anticipate, or we may need to spend more money than currently expected because of circumstances beyond our control. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition would be adversely affected.

Commitments and Contingencies

The following table summarizes our contractual obligations as of March 31, 2021.

	Payments Due by Period(1)
	Total	<1 year	1 – 3 years	3 – 5 years	>5 years
Operating lease obligations	$10,693,976	$692,280	$3,094,376	$3,207,250	$3,700,070
Purchase obligations	$21,029,150	$12,029,150	$9,000,000	$—	$—

We are a party to operating leases primarily for facilities (e.g., office buildings, warehouses and spaceport) under non-cancellable operating leases. These leases expire at various dates through 2028. Included in the purchase obligations amount above of $21,029,150 is approximately $1.8 million of future payments for launch services to SpaceX that the Company was notified in June 2021 were being cancelled by SpaceX and may not be due in the future. See Note 14 — Subsequent Events for additional information.

In March 2020, we entered into an equipment financing agreement to fund the acquisition of specific and eligible equipment. The financing agreement provides us with access to borrow up to $4.5 million. Repayment of any amounts loaned under the facility are scheduled over 30 months. Interest under the agreement is fixed at 9.75% per annum and borrowings may be prepaid as long as we provide written notice to the lender 10 business days prior to the prepayment and we pay (a) all accrued and unpaid interest on the equipment loan as of the date of prepayment; plus (b) an amount equal to the total amount of all scheduled but unpaid payments of principal; plus (c) an amount equal to all interest that would have accrued on the equipment loan from the date of prepayment through the last scheduled payment. We are also obligated to pay a final amount equivalent to 5 percent of the original principal amount of the loan. The borrowings are collateralized by all the equipment financed by the lender. As of March 31, 2021, there were no outstanding borrowings under this agreement and the agreement had been terminated.

Purchase obligations include purchase orders and agreements with a total term exceeding one year, to purchase goods or services that are enforceable, legally binding, and where the significant terms and minimum purchase obligations are stipulated.

In addition, we enter into agreements in the normal course of business with vendors for research and development services and outsourced services, which are generally cancellable upon written notice. These payments are not included in this table of contractual obligations.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet activities or have any arrangements or relationships with unconsolidated entities, such as variable interest, special purpose, and structured finance entities.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments as of the balance sheet date that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements and, therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions. There were no significant changes in critical accounting estimates during the three months ended March 31, 2021.

Revenue Recognition

We enter into contracts for ‘last-mile’ satellite and cargo delivery, payload hosting and in-orbit servicing options with customers that are primarily in the aerospace industry. From inception to March 31, 2021, we have not completed a commercial launch of customer cargo and as a result, have not recognized revenue to date. However, as of March 31, 2021 we have signed contracts with customers and have collected approximately $2.8 million in customer deposits, which are recorded as current and non-current contract liabilities in our balance sheet and will be recognized as revenue

(along with any other fess that have been paid) upon the earlier of the satisfaction of our performance obligation or when the customer cancels the contract. While our standard contracts do not contain refund or recourse provisions that enable our customers to recover any non-refundable fees that have been paid, the Company may issue full or partial refunds to customers on a case-by-case basis as necessary to preserve and foster future business relationships and customer goodwill.

We account for customer contracts in accordance with ASC Topic 606, Revenue from Contracts with Customers, which includes the following five-step model:

•        Identification of the contract, or contracts, with a customer.

•        Identification of the performance obligations in the contract.

•        Determination of the transaction price.

•        Allocation of the transaction price to the performance obligations in the contract.

•        Recognition of revenue when, or as, the Company satisfies a performance obligation.

Our contracts are cancellable for convenience by the customer and typically do not contain variable consideration. However, the full transaction price is collected in advance of the scheduled launch and all fees that are paid are non-refundable (and are not limited to deposits), regardless if the contract is cancelled by the customer or in the event a performance obligation is not satisfied by us.

Our services are considered a single performance obligation, to transport the customer’s payload to a specified orbit in space. We recognize revenue at a point in time when control is transferred, which is considered to be upon the release of the customer’s payload into its specified orbit. We will calculate the weight distribution of each transfer vehicle at the customer level, and we will estimate the delivery date for each customer’s payload based on the relative weight of payloads released to determine the point in time to recognize revenue for each payload release.

In periods in which we recognize revenue, we will disclose the amounts of revenue recognized that was included as a contract liability balance at the beginning of the reporting period in accordance with ASC 606-10-50-8(b).

Deferred Fulfillment and Prepaid Launch Costs

We prepay for certain launch costs to third party providers that will carry the transport vehicle to orbit. Prepaid costs allocated to the delivery of a customer’s payload are classified as deferred fulfillment costs and recognized as cost of revenue upon delivery of the customer’s payload. Prepaid costs allocated to our payload are classified as prepaid launch costs and are amortized to research and development expense upon the release of our payload. The allocation is determined based on the distribution between customer and out payload weight on each launch.

Contract Liabilities

Customer deposits collected prior to the release of the customer’s payload into its specified orbit are recorded as current and non-current contract liabilities in our balance sheet as the amounts received represent a prepayment for the satisfaction of a future performance obligation that has not yet commenced. Each non-refundable deposit is determined to be a contract liability upon cash collection. Prior to making this determination, we ensure that a valid contract is in place that meets the definition of the existence of a contract in accordance with ASC 606-10-25-1 and 2.

Stock-based Compensation

We have a stock incentive plan under which incentive and non-qualified stock options and restricted stock awards are granted to employees, directors, and consultants. All stock-based payments to employees, including grants of employee stock options are recognized in the financial statements based on their respective grant date fair values.

We recognize stock-based compensation expense using a fair value-based method for costs related to all stock-based payments. We estimate the fair value of stock-based payments on the date of grant using the Black-Scholes-Merton option pricing model. The model requires management to make a number of assumptions, including expected volatility of our stock, expected life of the option, risk-free interest rate, and expected dividends. The fair value of the stock is expensed over the related service period which is typically the vesting period. The stock-based compensation expense that is reported in our financial statements is based on awards that are expected to vest. We account for forfeitures as they occur.

Estimating the fair value of equity awards as of the grant date using valuation models, such as the Black-Scholes-Merton option pricing model, is affected by assumptions regarding a number of variables as disclosed above, and any changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. See Note 9 in our audited financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for the specific assumptions we used in applying the Black-Scholes-Merton option pricing model to determine the estimated fair value of our stock options and awards granted in the years ended December 31, 2020 and 2019 and Note 10 in our condensed interim financial statements for the three months ended March 31, 2021 and 2020.

We expect our share-based compensation cost will increase to the extent that we grant additional stock option awards to employees and non-employees. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate any remaining unearned share-based compensation cost or incur incremental cost. Share-based compensation cost affects our research and development expenses and selling, general, and administrative expenses.

SAFE Notes

We issued SAFE notes to investors under which investors will receive certain shares of the Company’s capital stock upon an equity financing. We determined that the SAFE notes are not a legal form debt (i.e., no creditors’ rights). The SAFE notes include a provision allowing for cash redemption upon the consummation of a change of control, the occurrence of which is outside the control of the Company. Therefore, we classified SAFE notes as liabilities as they are redeemable upon a change of control event which is not within the control of the Company. SAFE notes are recorded at fair value, and subject to remeasurement through earnings at each balance sheet date until the date of their respective settlement and classified as marked-to-market liabilities pursuant to ASC 480.

We determined the estimated fair value of the SAFE notes by applying a Backsolve method within the Black-Scholes-Merton Option Pricing model. This methodology effectively allowed us to solve for the implied value of the business based on the terms of the SAFE investments (i.e. the value of the company, such that when allocated to the various securities, the value allocated to the SAFE investment equals the price the investor paid for such SAFE instrument). Significant judgment is required in estimating the fair value of the SAFE notes, and if the assumptions we used were to change, the estimated fair value of our SAFE notes could change significantly.

Income Taxes

We account for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, management considers all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies.

In the event that management changes its determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

We are required to evaluate the tax positions taken in the course of preparing our tax returns to determine whether tax positions are “more likely than not” of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the “more likely than not” threshold would be recorded as a tax expense in the current year. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

Please refer to Note 2 in our financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted, the timing of their adoptions and our assessment, to the extent we have made one, of their potential impact on our financial condition and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of market and other risks, including the effects of changes in interest rates, inflation, and foreign currency exchange rates, as well as risks to the availability of funding sources, hazard events, and specific asset risks.

Interest Rate Risk

The market risk inherent in our financial instruments and our financial position represents the potential loss arising from adverse changes in interest rates. As of March 31, 2021, we had cash and cash equivalents of $57.1 million, which are primarily invested in highly liquid investments purchased with a remaining maturity of three months or less. However, due to the short-term maturities and the low-risk profile of our investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents.

Foreign Currency Risk

There was no material foreign currency risk for the three months ended March 31, 2021 and 2020. Currently, a significant portion of our cash receipts and expenses are generated in U.S. dollars.

Internal Control Over Financial Reporting

The company’s internal control over financial reporting is a process designed by, or under the supervision of, that company’s principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

In connection with the audit of our financial statements as of and for the year ended December 31, 2019, we identified material weaknesses and significant deficiencies in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

For 2019, the material weaknesses related to the lack of timely preparation of proper financial close and account reconciliation processes, missed accruals and improper accounting for stock issuance costs. The significant deficiencies related to inadequate evidence to properly support account balances. These material weaknesses and significant deficiencies could impact our ability to have a timely reporting process and result in errors in our reporting process.

We have mitigated many of the internal control deficiencies and remediated the 2019 material weaknesses by improving the timeliness of preparation of financial close and account reconciliation process by hiring additional experienced management and staff, identifying goods or services received as of the close of the accounting period that have not been invoiced and accruing for such items, and utilizing the use of specialists to determine the proper accounting for highly technical and complex transactions. We are continuously focused on, designing and implementing effective internal controls measures to improve our internal control over financial reporting. Our efforts include a number of actions:

•        We continue to design and implement additional review procedures within our accounting and finance department to provide more robust and comprehensive internal controls over financial reporting that address the financial statement assertions and risks of material misstatement within our business processes, including implementing a comprehensive closing process checklist with additional layers of reviews.

•        We have established and continue to improve a more formal process to review and ensure proper cut-off and classification of expenses, including those related to legal expenses incurred by the Company.

•        We implemented and are continuing to design a more formal process to properly review and document evidence to support account balances, including preparing analytical analysis of the financial statements and conducting periodic reviews of the results of operations with senior management.

•        We have recruited additional personnel, in addition to engaging and utilizing third party consultants and specialists to supplement our internal resources business processes involving highly technical and complex transactions.

While these actions and planned actions are subject to ongoing management evaluation and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles, we are committed to the continuous improvement of our internal control over financial reporting and will continue to diligently review our internal control over financial reporting.

For the three months ended March 31, 2021, and the year ended December 31, 2020, notwithstanding the material weaknesses and significant deficiencies identified in our 2019 audited financial statements, our management has concluded that the financial statements included elsewhere in proxy statement/consent solicitation statement/prospectus present fairly, in all material respects, our balance sheets, statement of operations, statements of stockholders’ equity, and statement of cash flows as of the dates, and for the periods presented, in conformity with GAAP.

CERTAIN MOMENTUS RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Support Agreement

For a detailed description of the Support Agreement, see the sections titled “The Business Combination and the Merger Agreement — Certain Agreements Related to the Business Combination — Support Agreements” beginning on page 126 of this proxy statement/consent solicitation statement/prospectus.

Indemnification Agreements

The proposed charter, which will be effective upon the consummation of the Business Combination, will contain provisions limiting the liability of executive officers and directors, and the Combined Company’s Amended and Restated Bylaws, which will be effective upon the consummation of the Business Combination, will provide that the Combined Company will indemnify each of its executive officers and directors to the fullest extent permitted under Delaware law. The proposed charter and the Combined Company’s Amended and Restated Bylaws will also provide the board of directors with discretion to indemnify certain key employees when determined appropriate by the board of the Combined Company.

Momentus has entered into indemnification agreements with each of its directors and officers, and the Combined Company intends to enter into new indemnification agreements with all of its directors and executive officers and certain other key employees. The indemnification agreements will provide that the Combined Company will indemnify each of its directors, executive officers, and other key employees against any and all expenses incurred by such director, executive officer, or other key employee because of his or her status as one of the Combined Company’s directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, the proposed charter and the Combined Company’s Amended and Restated Bylaws. In addition, the indemnification agreements will provide that, to the fullest extent permitted by Delaware law, the Combined Company will advance all expenses incurred by its directors, executive officers, and other key employees in connection with a legal proceeding involving his or her status as a director, executive officer, or key employee. For more information regarding these indemnification agreements, see the subsection titled “Management After the Business Combination — Limitation on Liability and Indemnification of Officers and Directors.”

Policies and procedures for related party transactions

The Combined Company intends to adopt a new written related party transaction policy to be effective upon the consummation of the Business Combination. The policy will provide that officers, directors, holders of more than 5% of any class of the Combined Company’s voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, will not be permitted to enter into a related-party transaction with the Combined Company without the prior consent of the audit committee, or other independent members of the Combined Company’s board of directors in the event it is inappropriate for the audit committee to review such transaction due to a conflict of interest. Any request for the Combined Company to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to the audit committee for review, consideration, and approval. In approving or rejecting the proposed transactions, the audit committee will take into account all of the relevant facts and circumstances available.

INFORMATION ABOUT SRAC

General

SRAC is an early stage blank check company formed as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. SRAC may pursue an acquisition opportunity in any business industry or sector. In November 2019, SRAC closed the IPO for the sale of an aggregate of 17,250,000 units at a price of $10.00 per unit, yielding gross proceeds of $172,500,000. Simultaneous with the closing of such offering, SRAC consummated the sale of 545,000 private placement units at a price of $10.00 per unit ($5,450,000 in the aggregate) in a private placement. Such proceeds have been deposited in the Trust Account. In connection with a shareholder vote in May 2021 to extend the date by which SRAC must complete its initial business combination from May 13, 2021 to August 13, 2021, holders of 19,662 shares of SRAC’s Class A common stock elected to have their shares redeemed.

Initial Business Combination

Nasdaq rules require that SRAC must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of SRAC’s signing a definitive agreement in connection with its initial business combination. The SRAC Board will make the determination as to the fair market value of its initial business combination. If the SRAC Board is not able to independently determine the fair market value of its initial business combination, SRAC will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions with respect to the satisfaction of such criteria. While SRAC considers it unlikely that its board of directors will not be able to make an independent determination of the fair market value of its initial business combination, it may be unable to do so if it is less familiar or experienced with the business of a particular target or if there is a significant amount of uncertainty as to the value of a target’s assets or prospects.

Redemption of SRAC Class A Common Stock and Liquidation if no Initial Business Combination

SRAC’s existing charter provides that SRAC will have until August 13, 2021 or the extension date, as applicable, to complete its initial business combination. If SRAC is unable to complete its initial business combination by August 13, 2021 or the extension date, as applicable, SRAC will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to SRAC to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of SRAC’s remaining stockholders and SRAC’s board of directors, dissolve and liquidate, subject in the case of clauses (ii) and (iii) above to SRAC’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to SRAC’s warrants, which will expire worthless if SRAC fails to complete its initial business combination by August 13, 2021 or the extension date, as applicable.

The Sponsor and SRAC’s officers and directors have entered into a letter agreement, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any founder shares and private placement shares held by them if SRAC fails to complete its initial business combination by August 13, 2021 or the extension date, as applicable. However, if the Sponsor or SRAC’s officers or directors acquire public shares, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if SRAC fails to complete its initial business combination by such date.

The Sponsor and SRAC’s officers and directors have agreed, pursuant to a written agreement, that they will not propose any amendment to SRAC’s amended and restated certificate of incorporation (i) to modify the substance or timing of SRAC’s obligation to allow redemption in connection with SRAC’s initial business combination or to redeem 100% of SRAC’s public shares if SRAC does not complete its initial business combination by August 13, 2021 or the extension date, as applicable, or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless SRAC provides its public stockholders with the opportunity to redeem their shares of SRAC Class A common stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to SRAC to pay its taxes divided by the number of then outstanding public shares. However, SRAC will only redeem its public shares so long as (after such redemption) its net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of SRAC’s initial business combination and after payment of underwriters’ fees and commissions (so that SRAC is not subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of public shares such that SRAC cannot satisfy the net tangible asset requirement (described above), SRAC would not proceed with the amendment or the related redemption of its public shares at such time.

SRAC expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the $208,550 of proceeds held outside the Trust Account for working capital purposes (as of March 31, 2021), although SRAC cannot assure you that there will be sufficient funds for such purpose. In February 2021, Stable Road Capital, LLC and DIBALYD Investments, an affiliate of Nala Investments, loaned us $600,000 pursuant to non-interest bearing promissory notes, which funds are available to be used for working capital expenses. SRAC will depend on sufficient interest being earned on the proceeds held in the Trust Account to pay any tax obligations SRAC may owe. However, if those funds are not sufficient to cover the costs and expenses associated with implementing SRAC’s plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes on interest income earned on the Trust Account balance, SRAC may request the Trustee to release to SRAC an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If SRAC were to expend all of the net proceeds of the IPO and the sale of the private placement units, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon SRAC’s dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of SRAC’s creditors which would have higher priority than the claims of SRAC’s public stockholders. SRAC cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.00. Under Section 281(b) of the DGCL, SRAC’s plan of dissolution must provide for all claims against SRAC to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before SRAC makes any distribution of its remaining assets to its stockholders. While SRAC intends to pay such amounts, if any, SRAC cannot assure you that SRAC will have funds sufficient to pay or provide for all creditors’ claims.

Although SRAC has sought and will continue to seek to have all vendors, service providers, prospective target businesses or other entities with which SRAC does business execute agreements with SRAC waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of SRAC public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against SRAC’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, SRAC’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to SRAC than any alternative. Examples of possible instances where SRAC may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. SRAC’s independent registered public accounting firm, and the underwriters of the IPO, will not execute agreements with SRAC waiving such claims to the monies held in the Trust Account.

In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with SRAC and will not seek recourse against the Trust Account for any reason. The Sponsor has agreed that it will be liable to SRAC if and to the extent any claims by a third party for services rendered or products sold to SRAC, or a prospective target business with which SRAC has entered into a written letter of intent, confidentiality or similar agreement or Merger Agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under SRAC’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, SRAC has not asked the Sponsor to reserve for such indemnification obligations, nor has SRAC independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of SRAC. Therefore, SRAC cannot assure you that the Sponsor would be able to satisfy those obligations. None of SRAC’s officers or directors will indemnify SRAC for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, SRAC’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While SRAC currently expects that its independent directors would take legal action on SRAC’s behalf against the Sponsor to enforce its indemnification obligations to SRAC, it is possible that SRAC’s independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. SRAC has not asked the Sponsor to reserve for such indemnification obligations and SRAC cannot assure you that the Sponsor would be able to satisfy those obligations. Accordingly, SRAC cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per public share.

SRAC seeks to reduce the possibility that the Sponsor has to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which SRAC does business execute agreements with SRAC waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under SRAC’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. SRAC has access to up to approximately $208,550 from the proceeds held outside the Trust Account (as of March 31, 2021) with which to pay any such potential claims (including costs and expenses incurred in connection with SRAC’s liquidation, currently estimated to be no more than approximately $100,000). In the event that SRAC liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from its Trust Account could be liable for claims made by creditors.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to public stockholders upon the redemption of SRAC’s public shares in the event SRAC does not complete its initial business combination by August 13, 2021 or the extension date, as applicable, may be considered a liquidating distribution under Delaware law. Delaware law provides that if a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

SRAC’s public stockholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the completion of its initial business combination, (ii) the redemption of any public shares properly tendered in connection with a stockholder vote to amend any provisions of SRAC’s amended and restated certificate of incorporation (A) to modify the substance or timing of SRAC’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of SRAC’s public shares if SRAC does not complete its initial business combination by August 13, 2021 or the extension date, as applicable, or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, and (iii) the redemption of all of SRAC’s public shares if SRAC is unable to complete its business combination by August 13, 2021 or the extension date, as applicable, subject to applicable law. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event SRAC seeks stockholder approval in connection with its initial business combination, a stockholder’s voting in connection with the initial business combination alone will not result in a stockholder’s redeeming its shares to SRAC for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights as described above. These provisions of SRAC’s existing charter, like all provisions of SRAC’s existing charter, may be amended with a stockholder vote.

Competition

In identifying, evaluating and selecting a target business for its initial business combination, SRAC has encountered, and may continue to encounter, intense competition from other entities having a business objective similar to SRAC’s, including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking strategic business combinations. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than SRAC does. SRAC’s ability to acquire larger target businesses is limited by its available financial resources. This inherent limitation gives others an advantage in pursuing the initial business combination of a target business. Furthermore, SRAC’s obligation to pay cash in connection with its public stockholders who exercise their redemption rights may reduce the resources available to SRAC for its initial business combination and its outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place SRAC at a competitive disadvantage in successfully negotiating an initial business combination.

Employees

SRAC currently has three officers. These individuals are not obligated to devote any specific number of hours to SRAC’s matters but they devote as much of their time as they deem necessary and intend to continue doing so, in the exercise of their respective business judgement, to SRAC’s affairs until SRAC has completed its initial business combination. The amount of time they devote in any time period will vary based on whether a target business has been selected for SRAC’s initial business combination and the stage of the initial business combination process SRAC is in. SRAC does not intend to have any full time employees prior to the completion of its initial business combination. SRAC does not have an employment agreement with any member of its management team.

Facilities

SRAC does not own any real estate or other physical properties materially important to SRAC’s operation. SRAC currently maintains its principal executive offices at 1345 Abbot Kinney Boulevard Venice, CA 90291. The cost for this space is included in the $10,000 per-month aggregate fee an affiliate of the Sponsor charges SRAC for general and administrative services. SRAC considers its current office space, combined with the other office space otherwise available to its executive officers, adequate for its current operations.

Legal Proceedings

On December 3, 2020, a purported stockholder of SRAC filed a complaint against SRAC and its board of directors in the United States District Court for the Southern District of New York, in a case captioned Wallace v. Stable Road Acquisition Corp., et al., No. 1:20-cv-10193, alleging that the Registration Statement on Form S-4, of which this proxy statement/prospectus/consent solicitation statement forms a part, omitted certain material information regarding the proposed Business Combination with Momentus, in violation of the securities laws. As relief, the complaint seeks an injunction barring us from proceeding with a stockholder vote with respect to, or consummating, the Business Combination absent additional disclosures, as well as unspecified costs and damages. On December 9, 2020, another purported SRAC stockholder filed a complaint against us and our board of directors in the Supreme Court of the State of New York for the County of New York, in a case captioned Ciccotelli v. Stable Road Acquisition Corp., et al., No. 656895/2020, raising similar allegations and seeking similar relief as the complaint from the Wallace action. SRAC believes the outcome of these matters cannot be determined at this time.

On July 13, 2021, the SEC announced charges against SRAC, Momentus, and Momentus’s founder and former CEO, Mikhail Kokorich, for misleading claims about Momentus’s technology and about the U.S. government’s national security concerns about Mr. Kokorich. The SEC’s settled order finds that Momentus and Mr. Kokorich knowingly or recklessly made misrepresentations of material fact and misleading omissions in violation of antifraud provisions of U.S. federal securities laws, and that SRAC negligently made misrepresentations of material fact and misleading omissions in violation of antifraud provisions of U.S. federal securities laws, as well as related reporting and proxy solicitation provisions. The SEC also announced charges against the Sponsor and Brian Kabot, finding that Mr. Kabot negligently violated provisions of U.S. federal securities laws related to proxy solicitations and that Mr. Kabot and the Sponsor caused SRAC’s violation of negligence-based antifraud provisions of the federal securities laws. The SEC’s litigation is proceeding against Mr. Kokorich, against whom the SEC filed a complaint in the U.S. District Court for the District of Columbia. All parties except for Mr. Kokorich have settled with the SEC.

According to the SEC’s settled order, Mr. Kokorich and Momentus repeatedly told investors that it had “successfully tested” its propulsion technology in space when, in fact, Momentus’s only in-space test had failed to achieve its primary mission objectives or demonstrate the technology’s commercial viability. The order finds that Momentus and Mr. Kokorich also misrepresented the extent to which national security concerns involving Mr. Kokorich undermined Momentus’s ability to secure required governmental licenses essential to its operations. In addition, the order finds that SRAC repeated Momentus’s misleading statements in public filings associated with the Business Combination and failed its due diligence obligations to investors. According to the order, while SRAC claimed to have conducted extensive due diligence of Momentus, it never reviewed the results of Momentus’s in-space test or received sufficient documents relevant to assessing the national security risks posed by Mr. Kokorich. The order finds that Mr. Kabot participated in SRAC’s inadequate due diligence and in filing its inaccurate registration statements and proxy solicitations. The SEC’s complaint against Mr. Kokorich includes factual allegations that are consistent with the findings in the order.

Without admitting or denying the SEC’s findings, Momentus, SRAC, Mr. Kabot, and the Sponsor consented to an order requiring them to cease and desist from future violations. Momentus will pay a civil penalty of $7.0 million, SRAC will pay a civil penalty of $1.0 million, and Mr. Kabot will pay a civil penalty of $40,000. Momentus and SRAC have also agreed to provide PIPE Investors with the right to terminate their Subscription Agreements prior to the stockholder vote to approve the Business Combination; the Sponsor has agreed to relinquish 250,000 founders’ shares it would otherwise have received upon consummation of the Business Combination; and Momentus has agreed to undertakings requiring enhancements to its disclosure controls, including the creation of an independent board committee and retention of an internal compliance consultant for a period of two years.

On July 15, 2021, a purported stockholder of SRAC filed a putative class action complaint against SRAC, Sponsor, Brian Kabot, James Norris, Momentus, and Mikhail Kokorich in the United States District Court for the Central District of California, in a case captioned Jensen v. Stable Road Acquisition Corp., et al., No. 2:21-cv-05744. The complaint alleges that the defendants omitted certain material information in their public statements and disclosures regarding the Proposed Transaction, in violation of the securities laws, and seeks damages on behalf of a putative class of stockholders who purchased SRAC stock between October 7, 2020 and July 13, 2021. Other, similar suits may follow.

For more information, see “Information About Momentus — Legal Proceedings.”

SRAC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

SRAC is a blank check company incorporated as a Delaware corporation on September 19, 2019 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination) with one or more businesses. SRAC intends to effectuate its initial business combination using cash from the proceeds the IPO and the private placement of the private placement units, the proceeds of the sale of SRAC common stock in connection with its initial business combination (pursuant to backstop agreements SRAC may enter into), shares issued to the owners of Momentus, debt issued to banks or other lenders or the owners of the target, or a combination of the foregoing.

The issuance of additional shares in connection with the initial business combination to the owners of Momentus or other investors:

•        may significantly dilute the equity interest of investors in the IPO, which dilution would increase if the anti-dilution provisions in the SRAC Class B common stock resulted in the issuance of SRAC Class A shares on a greater than one-to-one basis upon conversion of the SRAC Class B common stock;

•        may subordinate the rights of holders of SRAC’s common stock if preferred stock is issued with rights senior to those afforded SRAC’s common stock;

•        could cause a change in control if a substantial number of shares of SRAC’s common stock is issued, which may affect, among other things, SRAC’s ability to use its net operating loss carry forwards, if any, and could result in the resignation or removal of SRAC’s present officers and directors;

•        may have the effect of delaying or preventing a change of control of SRAC by diluting the stock ownership or voting rights of a person seeking to obtain control of SRAC; and

•        may adversely affect prevailing market prices for SRAC’s Class A common stock and/or warrants.

Similarly, if SRAC issues debt securities or otherwise incurs significant indebtedness, it could result in:

•        default and foreclosure on SRAC assets if SRAC’s operating revenues after an initial business combination are insufficient to repay SRAC debt obligations;

•        acceleration of SRAC’s obligations to repay the indebtedness even if SRAC makes all principal and interest payments when due if SRAC breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        SRAC’s immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•        SRAC’s inability to obtain necessary additional financing if the debt security contains covenants restricting SRAC’s ability to obtain such financing while the debt security is outstanding;

•        SRAC’s inability to pay dividends on its common stock;

•        using a substantial portion of SRAC’s cash flow to pay principal and interest on SRAC’s debt, which will reduce the funds available for dividends on SRAC’s common stock if declared, SRAC’s ability to pay expenses, make capital expenditures and acquisitions, and fund other general corporate purposes;

•        limitations on SRAC’s flexibility in planning for and reacting to changes in SRAC’s business and in the industry in which it operates;

•        increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

•        limitations on SRAC’s ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, and execution of its strategy; and

•        other purposes and other disadvantages compared to SRAC’s competitors who have less debt.

SRAC expects to continue to incur significant costs in the pursuit of its acquisition plans. SRAC cannot assure you that its plans to complete the initial business combination will be successful.

Impact of COVID-19

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of the COVID-19 outbreak. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve. The impact of the COVID-19 outbreak on SRAC’s ability to consummate the initial business combination or on the post-combination company’s results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of the COVID-19 outbreak on the financial markets and the overall economy are highly uncertain and cannot be predicted. SRAC’s ability to consummate the initial business combination may be materially adversely affected due to significant governmental measures being implemented to contain the COVID-19 outbreak or treat its impact, including travel restrictions, the shutdown of businesses and quarantines, among others, which may limit its ability to have meetings with Momentus’ personnel, vendors and service providers to negotiate and consummate the business.

Results of Operations

SRAC has neither engaged in any operations nor generated any revenues to date. SRAC’s only activities since inception have been organizational activities and those necessary to prepare for SRAC’s IPO, described below, and identifying a target for its initial business combination. SRAC does not expect to generate any operating revenues until after completion of its initial business combination. SRAC generates non-operating income in the form of interest income on marketable securities held in its trust account. SRAC incurs expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with completing its initial business combination.

For the three months ended March 31, 2021, SRAC had net income of $5,766,486, which consists of operating costs of $2,972,323, offset by interest income on marketable securities held in the trust account of $19,046 and a change in the fair value of warrant liabilities of $8,719,763.

For the three months ended March 31, 2020, SRAC had net income of $1,209,171, which consists of interest income on marketable securities held in the Trust Account of $669,789 and a change in the fair value of warrant liabilities of $949,700, offset by operating costs of $236,879 and a provision for income taxes of $173,439.

For the year ended December 31, 2020, SRAC had net loss of $42,986,163, which consists of operating costs of $3,720,975, a change in the fair value of warrant liabilities of $40,220,713, and a provision for income taxes of $178,866, offset by interest income on marketable securities held in the Trust Account of $1,134,391.

For the period from May 28, 2019 (inception) through December 31, 2019, SRAC had net income of $5,343,820, which consists of interest income on marketable securities held in the trust account of $346,011 and a change in the fair value of warrant liabilities of $6,139,150, offset by operating costs of $1,093,774 and a provision for income taxes of $47,567.

Liquidity and Capital Resources

On November 13, 2019, SRAC consummated its IPO of 17,250,000 units, which included the full exercise by the underwriter of the over-allotment option to purchase an additional 2,250,000 units, at $10.00 per unit, generating gross proceeds of $172,500,000. Simultaneously with the closing of its IPO, SRAC consummated the sale of 545,000 private placement units to the Sponsor and Cantor at a price of $10.00 per private placement unit, generating gross proceeds of $5,450,000.

Following SRAC’s IPO, the exercise of the over-allotment option and the sale of the private placement units, a total of $172,500,000 was placed in the Trust Account. SRAC incurred $10,924,857 in transaction costs, including $3,450,000 of underwriting fees, $6,900,000 of deferred underwriting fees and $574,857 of other offering costs.

For the three months ended March 31, 2021, cash used in operating activities was $710,750. Net income of $5,766,486 was offset by interest earned on marketable securities held in the Trust Account of $19,046 and a change in the fair value of warrant liabilities of $8,719,763. Changes in operating assets and liabilities used $2,261,573 of cash from operating activities.

For the three months ended March 31, 2020, cash used in operating activities was $227,767. Net income of $1,209,171 was offset by interest earned on marketable securities held in the Trust Account of $669,789, a change in the fair value of warrant liabilities of $949,700, and changes in operating assets and liabilities, which provided $182,551 of cash from operating activities.

For the year ended December 31, 2020, cash used in operating activities was $1,751,026. Net loss of $42,986,163 was impacted by interest earned on marketable securities held in the Trust Account of $1,134,391, a change in the fair value of warrant liabilities of $40,220,713, and changes in operating assets and liabilities, which provided $2,148,815 of cash from operating activities.

For the period from May 28, 2019 (inception) through December 31, 2019, cash used in operating activities was $356,959. Net income of $5,343,820 was offset by interest earned on marketable securities held in the trust account of $346,011, a change in the fair value of warrant liabilities of $6,139,150, transaction costs allocable to warrant liabilities of $857,689, and changes in operating assets and liabilities, which used $73,307 of cash from operating activities.

As of March 31, 2021, SRAC had cash and marketable securities in the Trust Account of $173,022,306. As of December 31, 2020, SRAC had cash and marketable securities in the Trust Account of $173,107,749. SRAC intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less deferred underwriting commissions) to complete SRAC’s initial Business Combination. SRAC may withdraw interest to pay taxes. During the three months ended March 31, 2021, SRAC withdrew $104,489 of interest income from the Trust Account to pay for taxes. During the year ended December 31, 2020, SRAC withdrew $872,653 of interest income from the Trust Account to pay for taxes. To the extent that SRAC’s capital stock or debt is used, in whole or in part, as consideration to complete SRAC’s initial Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue SRAC’s growth strategies.

As of March 31, 2021, SRAC had cash of $208,550 outside of the Trust Account. As of December 31, 2020, SRAC had cash of $214,811 outside of the Trust Account. SRAC intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete our initial Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with SRAC’s initial business combination, the Sponsor or an affiliate of the Sponsor or certain of SRAC’s officers and directors may, but are not obligated to, loan SRAC funds as may be required. If SRAC completes its initial business combination, SRAC would repay such loaned amounts. In the event that SRAC’s initial business combination does not close, SRAC may use a portion of its working capital held outside its Trust Account to repay such loaned amounts but no proceeds from its Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units identical to the private placement units, at a price of $10.00 per unit at the option of the lender.

In February 2021, Stable Road Capital and DIBALYD Investments, an affiliate of Nala Investments, each loaned $300,000 to SRAC pursuant to non-interest bearing promissory notes in order to finance transaction and working capital costs. The promissory notes mature upon the earlier of August 31, 2021 or the consummation of SRAC’s initial Business Combination.

SRAC does not currently believe it will need to raise additional funds in order to meet the expenditures required for operating its business. However, if SRAC’s estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating its initial business combination are less than the actual amount necessary to do so, SRAC may have insufficient funds available to operate its business prior to its initial business combination. Moreover, SRAC may need to obtain additional financing either to complete its initial business combination or because SRAC becomes obligated to redeem a significant number of its public shares upon consummation of its initial business combination, in which case SRAC may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, SRAC would only complete such financing simultaneously with the completion of its initial business combination. If SRAC is unable to complete its initial business combination because SRAC does not have sufficient funds available to it, SRAC will be forced to cease operations and liquidate its Trust Account. In addition, following SRAC’s initial business combination, if cash on hand is insufficient, SRAC may need to obtain additional financing in order to meet its obligations.

Going Concern

In connection with our assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” SRAC has until August 13, 2021 or the extension date, as applicable, to consummate a business combination. It is uncertain that SRAC will be able to consummate a business combination by this time. If a business combination is not consummated by this date or the extension date, there will be a mandatory liquidation and subsequent dissolution. SRAC’s management has determined that the mandatory liquidation, should a business combination not occur, and potential subsequent dissolution raises substantial doubt about SRAC’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should SRAC be required to liquidate after August 13, 2021 or the extension date, as applicable.

Off-Balance Sheet Arrangements

SRAC did not have any obligations, assets or liabilities which would be considered off-balance sheet arrangements as of March 31, 2021 or December 31, 2020. SRAC does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating any off-balance sheet financing arrangements. SRAC has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

SRAC does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, utilities and administrative support services provided to SRAC. SRAC began incurring these fees on November 8, 2019 and will continue to incur these fees monthly until the earlier of the completion of its initial business combination and SRAC’s liquidation.

The underwriters are entitled to deferred commissions of $0.40 per unit of the gross proceeds from the units sold in the IPO, or $6,900,000 in the aggregate. The deferred commissions will become payable to the underwriters from the amounts held in the Trust Account solely in the event that SRAC completes its initial business combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. SRAC has identified the following critical accounting policies:

Common stock subject to possible redemption

SRAC accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within its control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. SRAC’s common stock features certain redemption rights that are considered to be outside of its control and subject to occurrence of uncertain future events. Accordingly, the common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of SRAC’s balance sheets.

Net income (loss) per common share

SRAC applies the two-class method in calculating earnings per share. Net income per common share, basic and diluted, for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account, net of applicable taxes, by the weighted average number of shares of Class A redeemable common stock outstanding for the period. Net income per common share, basic and diluted, for Class A and Class B non-redeemable common stock is calculated by dividing net income (loss) adjusted for net income attributable to Class A redeemable common stock, by the weighted average number of shares of Class A and Class B non-redeemable common stock outstanding for the period presented.

Recent accounting pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on SRAC’s financial statements.

CERTAIN SRAC RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

In June 2019, SRAC issued an aggregate of 4,312,500 founder shares to the Sponsor for an aggregate purchase price of $25,000 in cash, or approximately $0.006 per share. The number of founder shares issued was determined based on the expectation that such founder shares would represent 20% of the outstanding shares upon completion of its IPO (excluding the private placement units and underlying securities). The founder shares (including the SRAC Class A common stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

The Sponsor and Cantor purchased an aggregate of 545,000 private placement units at a price of $10.00 per unit, for a purchase price of $5,450,000. The founder shares included up to 562,500 shares subject to forfeiture. Because the underwriters of the IPO exercised their over-allotment in full, all 4,062,500 shares remain outstanding (after giving effect to the relinquishment of 250,000 shares pursuant to the SEC’s settled order announced on July 13, 2021). There will be no redemption rights or liquidating distributions from the Trust Account with respect to the founder shares, private placement units (or the shares or warrants that are a part of the private placement units), which will expire worthless if SRAC does not consummate a business combination by August 13, 2021 or the extension date, as applicable.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its founder shares until the earlier to occur of: (A) six months after the completion of a business combination or (B) subsequent to a business combination, (x) if the last sale price of the SRAC Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after a business combination (with such clauses (A) and (B) as amended by the Sponsor Agreement), or (y) the date on which SRAC completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of SRAC’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

On June 28, 2019, the Sponsor agreed to loan SRAC an aggregate of up to $300,000 to cover expenses related to the IPO pursuant to a promissory note (the “Promissory Note”). The Promissory Note was non-interest bearing and payable on the earlier of December 31, 2019 or the completion of the IPO. Borrowings outstanding under the Promissory Note of $222,725 were repaid upon the consummation of the IPO on November 13, 2019.

In February 2021, Stable Road Capital and DIBALYD Investments, an affiliate of Nala Investments, each loaned $300,000 to SRAC pursuant to non-interest-bearing promissory notes in order to finance transaction and working capital costs. The promissory notes mature upon the earlier of August 31, 2021 or the consummation of SRAC’s initial Business Combination.

SRAC pays Stable Road Capital, LLC, an affiliate of its sponsor, a total of $10,000 per month for office space, utilities and administrative support. Upon completion of SRAC’s initial business combination or liquidation, SRAC will cease paying these monthly fees.

On October 7, 2020, SRAC entered into Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase an aggregate of 17,500,000 shares of Combined Company Class A common stock in the PIPE Investment for $10.00 per share. Subsequently, the Subscription Agreement pursuant to which Brainyspace LLC would invest $5.0 million in the PIPE Investment was terminated and, in replacement thereof, Stable Road Capital LLC entered into a Subscription Agreement to invest $3.0 million and Nala Investments LLC entered into a Subscription Agreement to invest $2.0 million in the PIPE Investment.

On July 15, 2021, Stable Road Capital LLC and Nala Investments LLC entered into amendments to their Subscription Agreements pursuant to which SRAC will also issue them, and the other PIPE Investors, at the closing of the PIPE Investment, warrants to purchase one share of Combined Company Class A common stock at a price of $11.50 per share (subject to adjustment as described in the Warrant Agreement) for each share of Combined Company Class A common stock purchased pursuant to such Subscription Agreement.

Other than the foregoing, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by SRAC to the Sponsor or SRAC’s officers, directors or advisors or any affiliate of the Sponsor or SRAC’s officers, directors or advisors prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on SRAC’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. SRAC’s audit committee will review on a quarterly basis all payments that were made to its sponsor, officers, directors, advisors, its affiliates or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on SRAC’s behalf.

In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of SRAC’s officers and directors may, but are not obligated to, loan SRAC funds as may be required. If SRAC completes an initial business combination, it would repay such loaned amounts. In the event that the initial business combination does not close, SRAC may use a portion of the working capital to be held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of SRAC’s initial business combination. The units would be identical to the private placement units. The terms of such loans by SRAC’s officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. SRAC does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as SRAC does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.

At the consummation of the Mergers, SRAC, Sponsor, certain existing holder(s) of SRAC capital stock (including SRAC Partners) and certain Company stockholders, in each case who will receive SRAC Class A common stock pursuant to the Merger Agreement and the transactions contemplated thereby will enter into the Amended and Restated Registration Rights Agreement in respect of the shares of SRAC Class A common stock issued to Sponsor and such Company stockholders in connection with the transactions set forth above. Pursuant to such agreement, such holders and their permitted transferees will be entitled to certain customary registration rights, including, among other things, demand, shelf and piggy-back rights, subject to cut-back provisions. Pursuant to the Registration Rights Agreement, Sponsor and SRAC Partners will agree not to sell, transfer, pledge or otherwise dispose of shares of SRAC Class A common stock or other securities exercisable therefor for certain time periods specified therein.

MANAGEMENT AFTER THE BUSINESS COMBINATION

The following sets forth certain information, as of June 14, 2021, concerning the persons who are expected to serve as directors and executive officers of the Combined Company following the consummation of the Business Combination and assuming the election of the nominees at the Special Meeting as set forth in “Director Election Proposal.”

Name	Age	Title
Executive Officers
Dawn Harms	65	Interim Chief Executive Officer and Director*
Fred Kennedy	52	President
Jikun Kim	57	Chief Financial Officer
John C. Rood	52	Chief Executive Officer Elect and Director
Non-Employee Directors
Brian Kabot	43	Director
Chris Hadfield	61	Director
Mitchel B. Kugler	60	Director
Kimberly A. Reed	50	Director
Linda J. Reiners	61	Director

____________

*        As described below, John C. Rood is expected to join Momentus as Chief Executive Officer and director on August 1, 2021. Upon his joining, Dawn Harms will return to her position as Chief Revenue Officer and resign from Momentus’ board.

Executive Officers

Chief Executive Officer Elect

John C. Rood is expected to join Momentus on August 1, 2021 as Chief Executive Officer and as a member of the Momentus board of directors. Upon his joining, Dawn Harms will return to her position as Chief Revenue Officer and cease to be a member of the Momentus board.

John C. Rood.    Mr. Rood will assume the role of Chief Executive Officer and director of Momentus beginning in August 2021. Since May 2020, Mr. Rood has served as Chief Executive Officer at John C. Rood and Associates LLC, where he assists clients in creating strategies for growth, market analysis, capturing new business, and managing customer relationships. Since April 2020, Mr. Rood has also served as an associate at SMA, Inc., a consulting firm which advises clients on initiatives and strategies for growth, assists with business growth, and execution of programs. Since July 2020, Mr. Rood has served as Security Director on the Board of Directors of Radisson Hospitality Inc. and became Chairman of the Board in September 2020. From January 2018 to February 2020, Mr. Rood served as the Undersecretary of Defense for Policy in the U.S. Department of Defense. In this role, he served as the principal advisor to the Secretary of Defense for defense policy and led the formulation and coordination of national security policy within the Department of Defense. From June 2014 to January 2018, Mr. Rood worked at Lockheed Martin, first as Vice President for Corporate Domestic Business Development and from March 2016 to January 2018 as Senior Vice President for Lockheed Martin International. Prior to joining Lockheed Martin, Mr. Rood was Vice President for U.S. Business Development at the Raytheon Company from March 2009 to June 2014. From September 2007 to January 2009, he served as Acting Undersecretary for Arms Control and International Security, and from October 2006 to September 2007, he served as the Assistant Secretary for International Security and Nonproliferation in the U.S. Department of State. Mr. Rood holds a B.S. degree in Economics from Arizona State University.

We believe that Mr. Rood is qualified to serve as a member of the board of directors of the Combined Company due to his extensive experience in the aerospace industry and the perspective he will bring to the board as Chief Executive Officer of the Combined Company.

Other Executive Officers

Dawn Harms.    Commencing August 1, 2021, Ms. Harms will serve as Chief Revenue Officer and will continue to serve in that position for the Combined Company. Ms. Harms has been serving as Momentus’ Interim Chief Executive Officer since January 2021. Prior to her appointment as Interim Chief Executive Officer, Ms. Harms served as Momentus’ Chief Revenue Officer since November 2019. From January 2019 to November 2019, Ms. Harms was

Principal at Space Architectures LLC, a defense and space consulting company. From August 2014 to December 2018, she served as Vice President of Global Sales and Marketing at Boeing Satellite Systems International. From August 2012 to August 2014, she served as Vice President of Sales and Marketing at International Launch Services, the sales organization for the Proton rocket where she also served on their Board of Directors. From 1990 to August 2012, Ms. Harms was Vice President of Sales and Marketing at Space Systems Loral (now Maxar). Ms. Harms currently is a member of the Board of Directors of Mansat Ltd., an orbital spectrum management company. Ms. Harms holds a B.S. degree in Electrical Engineering from the University of Wisconsin-Madison and serves as an industrial advisor to the College of Engineering.

Fred Kennedy.    Dr. Kennedy will serve as President of the Combined Company. Dr. Kennedy has served as Momentus’ President since September 2020. From December 2019 until September 2020, he served as Vice President of Future Missions at Astra Space, Inc., an aviation and aerospace company. From June 2019 to December 2019, Dr. Kennedy was an independent consultant for multiple aerospace firms. From March 2019 to June 2019, he served as the inaugural Director of the U.S. Department of Defense Space Development Agency. Prior to this, Dr. Kennedy was the Deputy Director and later Director of the Tactical Technology Office at the Defense Advanced Research Projects Agency (DARPA) from January 2017 to March 2019 and was Senior Advisor for National Security Space and Aviation in the White House Office of Science and Technology from July 2016 to January 2017. Dr. Kennedy also served in the U.S. Air Force for over 23 years, culminating as the Senior Material Leader, Space Production Division of the Space and Missile Systems Center’s Remote Sensing Directorate, Los Angeles Air Force Base, from July 2014 to June 2016, and retiring as a colonel. Dr. Kennedy holds B.S. and M.S. degrees in Aeronautics and Astronautics from the Massachusetts Institute of Technology, an M.A. degree in Organization Management from George Washington University, a Ph.D. degree in Electronics and Physical Sciences from the University of Surrey Space Center, Guildford, UK, and an M.A. degree in Strategic Studies from the U.S. Army War College.

Jikun Kim.    Mr. Kim will serve as Chief Financial Officer of the Combined Company. Mr. Kim has served as Momentus’ Chief Financial Officer since September 2020. From January 2019 to September 2020, Mr. Kim served as the Chief Financial Officer at Formlabs Inc., a 3D printer company. From June 2016 to December 2019, Mr. Kim served as the Chief Financial Officer at EMCORE Corporation, a publicly held company producing advanced semiconductor products, and from February 2015 to June 2016, he was Chief Financial Officer at MEREX Company, a defense and space company. From June 2009 to February 2015, Mr. Kim served as Chief Financial Officer at AeroVironment, Inc., a public aviation and aerospace technology company. Mr. Kim received an M.B.A. degree from Columbia Business School, an M.S. degree in Electrical Engineering from the University of California at Los Angeles and a B.S. degree in Electrical Engineering from the University of California at Berkeley.

Non-Employee Directors

Upon the consummation of the Business Combination, SRAC anticipates that the Combined Company’s business and affairs will be under the direction of a six member board of directors.

Brian Kabot.    Mr. Kabot has over 20 years of principal investing experience and has served as Chief Investment Officer of Stable Road Capital, a single-family office investment vehicle based in Los Angeles, California, since July 2017. In July 2019, Mr. Kabot was named a Strategic Advisor to The Cannabis ETF (NYSE: THCX), a newly-launched cannabis-oriented exchange-traded fund managed by Innovation Shares LLC. Since December 2018, Mr. Kabot has been a director of the Treehouse Real Estate Investment Trust, a private real estate investment trust, where he currently serves as the Chairman of the Investment Committee. Mr. Kabot has also served on the board of directors of Old Pal, LLC, a private cannabis brand company, since June 2018, and on the board of directors of Grenco Science LLC, a private developer of vape pens and portable vaporizers, since July 2019. From May 2016 to July 2017, Mr. Kabot was the Director of Research at Eschaton Opportunities Fund Management LP, a management company for two global value hedge funds. From January 2011 to April 2016, Mr. Kabot served as a partner and Deputy Portfolio Manager of Riverloft Capital Management L.P., or Riverloft Capital, a management company for an event-driven hedge fund. From March 2009 to December 2010, he served as a managing director at Gulf Coast Capital, a single-family office investment vehicle. From August 2006 to January 2009, Mr. Kabot ran the industrials, materials, and energy vertical for Sun Capital Partners’ cross cap structure/activist hedge fund. From February 2005 to July 2006, he served as a senior analyst at Reservoir Capital Group. Mr. Kabot also worked as an associate at Questor Management Company from May 2003 to February 2005, where he focused on acquiring distressed and bankrupt companies in the industrials, materials and energy sectors. From June 2000 to April 2003, Mr. Kabot served as an analyst in the merchant banking partners group at Donaldson, Lufkin & Jenrette. Mr. Kabot received a B.S. degree in Hotel and Restaurant Administration from Cornell University.

We believe that Mr. Kabot is qualified to serve as a member of the board of directors of the Combined Company due to his extensive management and investment experience.

Chris Hadfield.    Upon the consummation of the Business Combination, Mr. Hadfield will serve as a member of the board of directors of the Combined Company. Mr. Hadfield currently serves as the Chief Executive Officer of Chris Hadfield Inc., a promotional company, which he founded in July 2013. He is a retired astronaut, engineer, and former pilot in the Canadian Royal Air Force, from which he retired as a colonel. He has served on three space flights, becoming the first Canadian to walk in space in 2001 and serving as Commander of the International Space Station in 2013. In his career as an astronaut, Mr. Hadfield has served in numerous senior roles related to advanced research and technology development and worked closely with Canadian, U.S., and Russian space agencies. Mr. Hadfield’s military career includes roles as a fighter pilot for the Canadian Armed Forces and the North American Aerospace Defense Command (NORAD), and a test pilot for the U.S. Air Force, US Navy, and NASA. He received a B.S. degree in Mechanical Engineering from the Royal Military College in Kingston, Ontario, and an M.S. degree in Aviation Systems from the University of Tennessee.

We believe that Mr. Hadfield’s extensive professional experience in the space industry and his leadership in this arena qualify him to serve as a member of the board of directors of the Combined Company.

Mitchel B. Kugler.    Upon the consummation of the Business Combination, Mr. Kugler will serve as a member of the board of directors of the Combined Company. Since April 2020, Mr. Kugler has served as Managing Partner of Haystack Strategy Partners, a provider of growth strategies, market analytics, and competitive assessments to the aerospace and defense, technology and financial sectors, and since August 2020, he has also served as Senior Advisor to McKinsey & Company, a management consulting firm. From June 2009 to April 2020, Mr. Kugler served as Vice President Corporate Strategy of Raytheon Company (NYSE: RTX), a major provider of defense capabilities and services across the entire A&D sector. Prior to this, Mr. Kugler led Advocacy Integration for The Boeing Company’s defense sector and served as Director of Strategic Initiatives for Boeing’s Missile Defense Systems business from January 2002 to June 2009. From 1992 to 2002, Mr. Kugler served in various senior staff positions in the United States Senate. Mr. Kugler holds a B.S. degree in Economics from the United States Military Academy at West Point and a M.A. degree in National Security Policy Studies from Georgetown University.

We believe that Mr. Kugler is qualified to serve as a member of the board of directors of the Combined Company due to his professional experience in the aerospace industry and his extensive management experience.

Kimberly A. Reed.    Upon consummation of the Business Combination, Ms. Reed will serve on the board of directors of the Combined Company. Since February 2021, Ms. Reed has served as a Council on Competitiveness Distinguished Fellow. From May 2019 to January 2021, Ms. Reed served as Chairman of the Board of Directors, President, and CEO of the Export-Import Bank of the United States following her confirmation by the U.S. Senate on a strong bipartisan basis (79-17). From September 2009 to February 2017, Ms. Reed served as President of the International Food Information Council Foundation. Ms. Reed’s previous government experience includes serving as Senior Advisor to U.S. Treasury Secretaries Henry M. Paulson, Jr. and John W. Snow; Director (CEO) of the U.S. Department of the Treasury’s Community Development Financial Institutions Fund; and Counsel to three committees with the U.S. House of Representatives—the Ways and Means, Government Reform and Oversight, and Education and the Workforce Committees—where she conducted oversight and investigations. She was Vice President for Financial Markets Policy Relations at Lehman Brothers. Ms. Reed also currently serves on the Hudson Institute’s Alexander Hamilton Commission on Securing America’s National Security Innovation Base, American Swiss Foundation Board of Directors, and Indiana University School of Public Health-Bloomington Dean’s Alliance, and previously served on numerous non-profit boards, including the national board of the Alzheimer’s Association. She received the U.S. Department of Defense’s highest civilian award—the Medal for Distinguished Public Service—and is life member of the Council on Foreign Relations. Ms. Reed holds a B.S. degree in Biology and Government from West Virginia Wesleyan College and a J.D. degree from West Virginia University College of Law.

We believe that Ms. Reed is qualified to serve as a member of the board of directors of the Combined Company due to the various leadership roles she has held and the insight she brings having served in government.

Linda J. Reiners.    Upon the consummation of the business combination, Ms. Reiners will serve as a member of the board of directors of the Combined Company. Ms. Reiners is the owner of Casablanca Teas, LLC, a company she founded in April 2016. From January 2014 to April 2016, Ms. Reiners led Corporate Strategic Ventures and served as Chief Operating Officer and a director for UK Seabed Resources, a wholly owned subsidiary of Lockheed Martin UK, in partnership with the UK Department for Business, Energy and Industrial Strategy. Prior to this, Ms. Reiners served in various executive positions at Lockheed Martin Space Systems for more than 20 years, including most recently as President of Space Commercial Ventures (July 2012 to January 2014), Vice President of Strategy and Business Development (January 2008 to July 2012), Vice President of Missile Defense (January 2004 to January 2008), and Vice President of Finance and Business Operations at the Space Systems Company (September 1999 to January 2004). Ms. Reiners holds a B.S. degree in Political Science from the University of Idaho and earned a M.S. degree as a Sloan Fellow from the Stanford Graduate School of Business.

We believe that Ms. Reiners is qualified to serve as a member of the board of directors of the Combined Company due to her extensive management experience and professional experience in the aerospace industry.

Corporate Governance

Board Composition

The primary responsibilities of the Combined Company Board of Directors (the “Combined Company Board”) will be to provide oversight, strategic guidance, counseling and direction to the Combined Company’s management. When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Combined Company Board to satisfy its oversight responsibilities effectively in light of its business and structure, the Combined Company Board is expected to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business. If the proposed charter and the Director Proposal are approved by the requisite votes of the SRAC stockholders, the Combined Company Board will be divided into the following three classes, with members of each class serving staggered three-year terms:

•        Class I, which Momentus anticipates will consist of Brian Kabot, Mitchel Kugler and Kimberly A. Reed, whose terms will expire at Combined Company’s first annual meeting of stockholders to be held after consummation of the Business Combination;

•        Class II, which Momentus anticipates will consist of Chris Hadfield and John C. Rood, whose terms will expire at the Combined Company’s second annual meeting of stockholders to be held after consummation of the Business Combination; and

•        Class III, which Momentus anticipates will consist of Linda J. Reiners and the individual who will serve as Security Director, whose terms will expire at the Combined Company’s third annual meeting of stockholders to be held after consummation of the Business Combination.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. This classification of the Combined Company Board may have the effect of delaying or preventing changes in the Combined Company’s control or management. The Combined Company’s directors may be removed for cause by the affirmative vote of the holders of at least two-thirds of the Combined Company’s voting stock.

Under the NSA, the Combined Company Board must include a director who is approved by the CFIUS Monitoring Agencies. This director, referred to as the “Security Director,” has a fiduciary duty, to the extent consistent with his or her fiduciary duties to the Combined Company and its stockholders under Delaware law, to the U.S. government. To the extent that the Security Director believes that a conflict of interest is reasonably likely to exist between her or his fiduciary duties under Delaware law to the Combined Company and/or its stockholders and to CFIUS, the Security Director is required to promptly inform the CFIUS Monitoring Agencies of such conflict. The Security Director shall be the sole member of the security committee of the board of directors which shall have the power to effect the following actions:

•        In the security committee’s sole discretion, remove and replace any officer or employee of the Combined Company;

•        Review all contracts with customers, third-party vendors and service providers, and all contracts related to certain technical relationships and protected technical information to ensure they comport with the obligations under the NSA; and

•        In the security committee’s sole discretion, block or terminate any contract that the security committee determines in the security committee’s sole discretion could reasonably be expected to allow for actions contrary to the NSA, including provisions that the security committee determines could reasonably be expected to provide Mikhail Kokorich, Nortrone Finance S.A., Lev Khasis, Olga Khasis and Brainyspace LLC with access to protected technical information or could reasonably be expected to cause the transfer of protected technical information in a manner harmful to U.S. national security.

The Security Director will also be a member of the nominating and corporate governance committee. Any individual nominated by the board of directors to serve as a director of Combined Company will require at least a majority approval of the nominating and corporate governance committee, which majority must include the Security Director. Thus, no person could be nominated to serve as a director of the Combined Company without the approval of the Security Director.

In addition to the powers above, the Security Director will have the following responsibilities:

•        Provide timely responses to inquiries from the CFIUS Monitoring Agencies and maintain availability, upon reasonable notice from the CFIUS Monitoring Agencies, for discussions with the CFIUS Monitoring Agencies on matters related to the Combined Company’s governance and compliance with the NSA;

•        Develop the annual budget for third-party services and other expenses necessary for the Combined Company to perform its obligations under the NSA and the Voting Trust Agreements, consistent with the requirements in the NSA;

•        Review and approve any proposed amendments to the security plan and communications plan required by the NSA, prior to submission of the CFIUS Monitoring Agencies, and any policies and procedures adopted by the Company pursuant thereto, in each case in the Security Director’s sole discretion;

•        Consult with the CFIUS Monitoring Agencies on nominations to the Board and exercise this authority in the Security Director’s sole discretion, subject to such consultation with the CFIUS Monitoring Agencies;

•        Serve as the primary liaison between the Board and the CFIUS Monitoring Agencies and provide timely responses to inquiries from the CFIUS Monitoring Agencies and maintain availability, upon reasonable notice from the CFIUS Monitoring Agencies, for discussions with the CFIUS Monitoring Agencies on matters relating to the Company’s governance and compliance with the NSA; and

•        Report any actual or potential violation of the NSA to the CFIUS Monitoring Agencies and the third-party monitor within 24 hours of discovery.

The Combined Company Amended and Restated Charter will provide that the Security Director may only be removed for cause and with the approval of the CFIUS Monitoring Agencies and at least two-thirds of the voting power of the then outstanding shares of capital stock of the Combined Company entitled to vote generally in the election of directors voting as a single class.

In addition, as required by the NSA, if the Security Director recommends that a director be removed from our board of directors due to an identified national security concern, as determined by the Security Director in consultation with the CFIUS Monitoring Agencies, our board of directors must ask for the resignation of such director. If such director does not resign, our board of directors must call a special meeting of stockholders, in compliance with proxy rules under U.S. securities laws to vote on the removal of such director. Pending such vote, we are required to ensure that such director does not receive any protected technical information of the company.

Director Independence

Upon the consummation of the Business Combination, the Combined Company Board is expected to determine that each of the directors on the Combined Company Board other than Dawn Harms will qualify as independent directors, as defined under Nasdaq listing rules, and the Combined Company Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq listing rules relating to director independence requirements. In addition, the Combined Company will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of the audit committee, as discussed below.

Board Leadership Structure

The Combined Company Board is expected to determine that it should maintain the flexibility to select the Chairman of the board of directors of the Combined Company and adjust its board leadership structure based on circumstances existing from time to time and based on criteria that are in the Combined Company’s best interests and the best interests of its stockholders, including the composition, skills, diversity and experience of the board and its members, specific challenges faced by the Combined Company or the industry in which it operates and governance efficiency. The board intends to adopt Corporate Governance Guidelines, effective as of the consummation of the Business Combination, which will provide for the appointment of a lead independent director at any time when the chairperson is not independent.

Board Role in Risk Oversight

Upon the consummation of Business Combination, one of the key functions of the Combined Company Board will be informed oversight of Combined Company’s risk management process. It is anticipated that this oversight function will be administered directly through the Combined Company Board as a whole, as well as through various standing committees of the Combined Company Board that address risks inherent in their respective areas of oversight. In particular, the Combined Company Board will be responsible for monitoring and assessing strategic risk exposure and Combined Company’s audit committee will have the responsibility to consider and discuss the Combined Company’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. The compensation committee will also assess and monitor whether the Combined Company’s compensation plans, policies and programs comply with applicable legal and regulatory requirements. The nominating and corporate governance committee will monitor the effectiveness of Combined Company’s governance guidelines.

Committees of the Combined Company Board of Directors

Effective as of the consummation of the Business Combination, the Combined Company will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. Members will serve on these committees until their resignation or until otherwise determined by the board of directors of the Combined Company. Each committee will operate under a charter approved by the board of directors of the Combined Company. Following the consummation of the Business Combination, copies of each charter will be posted on the Investor Relations section of our website at https://momentus.space/. Our website and the information contained on, or that can be accessed through, our website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/consent solicitation statement/prospectus.

Audit Committee

Following the consummation of the Business Combination, the board of the Combined Company will determine the members and the chairperson of the Combined Company’s audit committee, who will each meet the requirements for independence and financial literacy under the current Nasdaq listing standards and SEC rules and regulations, including Rule 10A-3. The board expects that Ms. Reiners will qualify as an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations, or liabilities that are greater than are generally imposed on members of the audit committee and the board of the Combined Company.

Following the consummation of the Business Combination, the audit committee’s responsibilities will include, among other things:

•        appointing, compensating, retaining, evaluating, terminating and overseeing the Combined Company’s independent registered public accounting firm;

•        reviewing the adequacy of the Combined Company’s system of internal controls and the disclosure regarding such system of internal controls contained in the Combined Company’s periodic filings;

•        pre-approving all audit and permitted non-audit services and related engagement fees and terms for services provided by the Combined Company’s independent auditors;

•        reviewing with the Combined Company’s independent auditors their independence from management;

•        reviewing, recommending and discussing various aspects of the financial statements and reporting of the financial statements with management and the Combined Company’s independent auditors;

•        overseeing controls governing the Combined Company’s and its management’s public statements regarding the Combined Company, including but not limited to the creation of a disclosure committee; and

•        establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Compensation Committee

Following the consummation of the Business Combination, the board of the Combined Company will determine the members and the chairperson of the Combined Company’s compensation committee, who will each meet the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Each member of the committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act.

Following the consummation of the Business Combination, the compensation committee will be responsible for, among other things:

•        setting the compensation of the Chief Executive Officer and, in consultation with the Chief Executive Officer, reviewing and approving the compensation of the other executive officers of the Combined Company;

•        reviewing on a periodic basis and making recommendations regarding non-employee director compensation to the Combined Company Board;

•        administering the Combined Company’s cash and equity-based incentive plans that are stockholder-approved and/or where participants include the Combined Company’s executive officers and directors; and

•        providing oversight of and recommending improvements to the Combined Company’s overall compensation and incentive plans and benefit programs.

The charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

Following the consummation of the Business Combination, the board of the Combined Company will determine the members and the chairperson of the Combined Company’s nominating and corporate governance committee, who will each meet the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Following the consummation of the Business Combination, the nominating and corporate governance committee will be responsible for, among other things:

•        identifying, evaluating and making recommendations to the Combined Company Board regarding nominees for election to the board of directors and its committees;

•        developing and making recommendations to the Combined Company Board regarding corporate governance guidelines and matters;

•        overseeing the Combined Company’s corporate governance practices;

•        overseeing the evaluation and the performance of the Combined Company Board and individual directors; and

•        contributing to succession planning.

Security Committee

The Combined Company Board will have a security committee comprised of the Security Director. The security committee will be responsible for overseeing and monitoring Momentus’ operations to ensure that the protective measures contained in the NSA are effectively maintained and implemented and overseeing the development and implementation of policies and procedures to safeguard protected technical information, protected systems and protected facilities in accordance with the NSA. Among its powers and authorities, the security committee, without the consent of the other directors of Momentus or the Combined Company, can remove and replace any officer or employee of the Combined Company; review all contracts with customers, third-party vendors and service providers, and all contracts related to certain technical relationships and protected technical information to ensure they comport with the obligations under the NSA; and block or terminate any contract that the security committee determines could reasonably be expected to allow for actions contrary to the NSA, including provisions that the security committee determines could reasonably be expected to provide Mikhail Kokorich, Nortrone Finance S.A., Lev Khasis, Olga Khasis and Brainyspace LLC with access to protected technical information or could reasonably be expected to cause the transfer of protected technical information in a manner harmful to U.S. national security.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is or has been at any time one of Momentus’ officers or employees. None of Momentus’ executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board of directors committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving as a member of Momentus’ Board or compensation committee.

Code of Ethics

The board of directors of the Combined Company will adopt a Code of Business Conduct and Ethics that will apply to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the consummation of the Business Combination, the Code of Business Conduct and Ethics will be available on the Corporate Governance section of our website. In addition, we intend to post on the Corporate Governance section of our website all disclosures that are required by law or Nasdaq listing standards any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics. The reference to our website address in this proxy statement/consent solicitation statement/prospectus does not include or incorporate by reference the information on our website into this proxy statement/consent solicitation statement/prospectus.

Limitation on Liability and Indemnification of Officers and Directors

The proposed charter, which will be effective upon consummation of the Business Combination, limits Combined Company’s directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•        for any transaction from which the director derives an improper personal benefit;

•         for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        for any unlawful payment of dividends or redemption of shares; or

•        for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the Combined Company’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and the Combined Company’s Amended and Restated Bylaws, which will be effective upon the consummation of the Business Combination, provide that the Combined Company will, in certain situations, indemnify the Combined Company’s directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, the Combined Company will enter into separate indemnification agreements with the Combined Company’s directors and officers. These agreements, among other things, will require the Combined Company to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of the Combined Company’s directors or officers or any other company or enterprise to which the person provides services at the Combined Company’s request. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

The Combined Company also plans to maintain a directors’ and officers’ insurance policy pursuant to which the Combined Company’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that the provisions in the proposed charter, the Combined Company Amended and Restated Bylaws, which will be effective upon the consummation of the Business Combination, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

EXECUTIVE COMPENSATION

Throughout this section, unless otherwise noted, “we,” “us,” “our” and similar terms refer to Momentus prior to the consummation of the Business Combination, and to the Combined Company and its subsidiaries after the Business Combination.

This section discusses the material components of the executive compensation program for Momentus’ named executive officers who appear in the “2020 Summary Compensation Table” below. In 2020, the “named executive officers” and their positions with Momentus were as follows:

•        Dawn Harms: Interim Chief Executive Officer

•        Fred Kennedy: President

•        Jikun Kim: Chief Financial Officer

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table sets forth information concerning the compensation of the named executive officers for each of the last two or fewer fiscal years during which such individuals were determined to be named executive officers.

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)		Total ($)
Dawn Harms Interim Chief Executive Officer	2020 2019	250,000 99,143	(4)	36,313 7,471	87,793 —	13,353 1,800	(3)(3)	387,459 108,414
Fred Kennedy President	2020	104,735	(5)	51,528	—	—		156,263
Jikun Kim Chief Financial Officer	2020	91,477	(6)	27,125	—	26,259	(7)	144,861

____________

(1)      Represents a discretionary annual cash bonus that, in each case, was earned by the named executive officer for the applicable year of service.

(2)      Option awards are reported at aggregate grant date fair value in the year granted, as determined in accordance with the provisions of FASB ASC Topic 718. For the assumptions used in valuing these awards for purposes of computing this expense, please see Note 10 of the Momentus financial statements for the year ended December 31, 2020.

(3)      Represents the payment of health insurance premiums on behalf of the named executive officer and the named executive officer’s dependents under an executive medical plan.

(4)      Represents (i) $50,821 paid to Space Architectures LLC, a company in which Ms. Harms is a principal, in connection with the services that she rendered as a consultant prior to becoming a full- time employee, and (ii) $48,322 paid to Ms. Harms as an employee.

(5)      Dr. Kennedy commenced employment with Momentus on September 14, 2020. The amount included herein is the base salary earned by Dr. Kennedy for the portion of 2020 that he was employed with Momentus.

(6)      Mr. Kim commenced employment with Momentus on September 28, 2020. The amount included herein is the base salary earned by Mr. Kim for the portion of 2020 that he was employed with Momentus.

(7)      Represents $6,259 for the payment of health insurance premiums on behalf of Mr. Kim and Mr. Kim’s dependents under an executive medical plan and $20,000 for a relocation bonus.

2020 and 2019 Salaries

In 2020, the named executive officers received an annual base salary to compensate them for services rendered to Momentus. The base salary payable to each of Ms. Harms, Dr. Kennedy and Mr. Kim was intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

In 2019, Momentus also paid Space Architectures LLC, a company in which Ms. Harms is a principal, an hourly fee for services rendered by Ms. Harms to Momentus prior to Ms. Harms becoming a full time employee of Momentus in October 2019.

2020 and 2019 Bonuses

In fiscal year 2020, Ms. Harms, Dr. Kennedy and Mr. Kim were eligible to earn annual cash bonuses targeted at 15%, 50% and 30%, respectively, of their respective base salaries based on their performance, as determined by the Momentus board of directors, in its discretion. Dr. Kennedy’s and Mr. Kim’s 2020 cash bonuses were prorated based on the number of days during fiscal year 2020 that each such named executive officer was employed.

The actual annual cash bonuses awarded to each named executive officer for 2020 performance are set forth above in the Summary Compensation Table in the column titled “Bonus.”

2020 and 2019 Equity Awards

In fiscal year 2020, Ms. Harms received a stock option to purchase 1,000,000 shares of Momentus Class A common stock and a stock option to purchase 15,625 shares of Momentus Class A common stock.

Momentus has entered into offer letters with Dr. Kennedy and Mr. Kim, pursuant to which Momentus has agreed, subject to approval of the Combined Company Board, to grant each such executive officer either (i) a stock option to purchase a fixed number of shares of Combined Company Class A common stock or (ii) a variable award of equity having a stated grant date fair value, at the sole discretion of the Combined Company Board. Specifically, Dr. Kennedy may be granted a stock option to purchase 4,500,000 shares of Combined Company Class A common stock or a variable award of stock options or RSUs with fair market value of $5,000,000, and Mr. Kim may be granted a stock option to purchase 2,500,000 shares of Combined Company Class A common stock or a variable award of stock options or RSUs with fair market value of $4,000,000.

Such equity awards will be granted under the 2021 Equity Incentive Plan, which is being adopted in connection with the Business Combination, subject to stockholder approval. For additional information about the 2021 Equity Incentive Plan and these awards, see the section titled “Proposal No. 5 — Approval of the 2021 Equity Incentive Plan Proposal.”

Momentus Amended and Restated 2018 Stock Plan

General.    Momentus’ board of directors originally adopted, and Momentus’ stockholders approved, the Momentus 2018 Stock Plan on October 30, 2018. In February 2020, Momentus’ board of directors and Momentus’ stockholder approved the amendment and restatement of the Momentus 2018 Stock Plan, and such plan was thereafter referred to as the Amended and Restated 2018 Stock Plan (the “Amended and Restated 2018 Plan”). The Amended and Restated 2018 Stock Plan was last amended on August 23, 2020. The Amended and Restated 2018 Plan provides for the grant of incentive stock options to Momentus employees (and employees of any parent or subsidiary of Momentus) and for the grant of non-statutory stock options, restricted stock and restricted stock purchase rights to Momentus employees, directors and consultants (and employees and consultants of any parent, subsidiary or affiliate of Momentus). The Amended and Restated 2018 Plan will terminate contingent upon the effectiveness of the 2021 Equity Incentive Plan, at which time the outstanding awards previously granted thereunder will be assumed by SRAC. Following termination of the Amended and Restated 2018 Plan, no new awards will be granted under such plan but previously granted awards will continue to be subject to the terms and conditions of the Momentus Amended and Restated 2018 Stock Plan and the stock award agreements pursuant to which such awards were granted.

Plan Administration.    The Momentus board of directors has administered the Amended and Restated 2018 Plan.

Types of Awards.    The Amended and Restated 2018 Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock and restricted stock purchase rights.

Stock Options.    The Momentus board of directors has granted stock options under the Amended and Restated 2018 Plan. The exercise price per share applicable to such options was equal to at least the fair market value per share of Momentus Class A common stock on the date of grant. The term of options granted under the Amended and Restated 2018 Plan did not exceed 10 years; provided, however, that any incentive stock option granted to a participant who owned more than 10% of the total combined voting power of all classes of Momentus stock, or of certain of Momentus’ subsidiary corporations, did not have a term in excess of five years and had an exercise price per share of at least 110% of the fair market value per share of Momentus Class A common stock on the grant date. Subject to the provisions of the Amended and Restated 2018 Plan, the Momentus board of directors determined the remaining terms of the options (e.g., vesting). After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested, for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases except for a termination for cause, the option will generally remain exercisable for three months following the termination of service. In the event of a termination for cause, the option will immediately terminate. However, in no event may an option be exercised later than the expiration of its term.

Non-transferability of Awards.    Unless the Momentus board of directors provides otherwise, the Amended and Restated 2018 Plan generally does not allow for the transfer of awards or shares acquired pursuant to an award and only the recipient of an option may exercise such an award during his or her lifetime.

Certain Adjustments.    In the event of certain corporate events or changes in Momentus capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the Amended and Restated 2018 Plan, the Momentus board of directors will make adjustments to one or more of the number, kind and class of securities that may be delivered under the Amended and Restated 2018 Plan and/or the number, kind, class and price of securities covered by each outstanding award.

Dissolution or liquidation.    In the event of Momentus’ dissolution or liquidation, each option and stock purchase right will terminate immediately prior to the consummation of such action, unless otherwise determined by the Momentus board of directors.

Corporate Transaction.    The Amended and Restated 2018 Plan provides that in the event of certain significant corporate transactions, including: (i) a transfer of all or substantially all of Momentus’ assets, (ii) a merger, consolidation or other capital reorganization or business combination transaction of Momentus with or into another corporation, entity or person, or (iii) the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner, directly or indirectly, of more than 50% of Momentus’ then outstanding capital stock, each outstanding award will be treated as the Momentus board of directors determines.

Amendment or Termination.    Momentus’ board of directors may amend or terminate the Amended and Restated 2018 Plan at any time, provided such action does not materially and adversely affect the rights of any participant without his or her consent. In addition, stockholder approval must be obtained to the extent necessary and desirable to comply with applicable laws.

Space Apprentices Enterprise Inc. 2018 Stock Plan

General.    Momentus’ board of directors adopted, and Momentus’ stockholders approved, the Space Apprentices Enterprise Inc. 2018 Stock Plan, or Prior 2018 Plan, on May 21, 2018. The Prior 2018 Plan was terminated on October 30, 2018 in connection with the adoption of the Amended and Restated 2018 Stock Plan. Upon the Closing, all outstanding awards granted under the Prior 2018 Plan will be assumed by SRAC and will continue to be subject to the terms and conditions of the Prior 2018 Plan and the stock award agreements pursuant to which such awards were granted. The Prior 2018 Plan provided for the grant of incentive stock options to Momentus employees (and employees of any parent or subsidiary of Momentus) and for the grant of non-statutory stock options, restricted stock and restricted stock purchase rights to Momentus employees, directors and consultants (and employees and consultants of any parent, subsidiary or affiliate of Momentus).

Plan Administration.    The Momentus board of directors administered the Prior 2018 Plan.

Types of Awards.    The Prior 2018 Plan provided for the grant of incentive stock options, non-statutory stock options, restricted stock and restricted stock purchase rights.

Stock Options.    The Momentus board of directors granted stock options under the Prior 2018 Plan. The exercise price per share applicable to such options was equal to at least the fair market value per share of Momentus Class A common stock on the date of grant. The term of options granted under the Prior 2018 Plan did not exceed 10 years; provided, however, that any incentive stock option granted to a participant who owned more than 10% of the total combined voting power of all classes of Momentus stock, or of certain of Momentus’ subsidiary corporations, did not have a term in excess of 5 years and had an exercise price per share of at least 110% of the fair market value per share of Momentus Class A common stock on the grant date. Subject to the provisions of the Prior 2018 Plan, the Momentus board of directors determined the remaining terms of the options (e.g., vesting). After the termination of service of an employee, director or consultant, the participant could exercise his or her option, to the extent vested, for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option remained exercisable for 12 months. In all other cases except for a termination for cause, the option generally remained exercisable for 3 months following the termination of service. In the event of a termination for cause, the option immediately terminates. However, in no event may an option be exercised later than the expiration of its term.

Non-transferability of Awards.    Unless the Momentus board of directors provided otherwise, the Prior 2018 Plan generally did not allow for the transfer of awards or shares acquired pursuant to an award and only the recipient of an option could exercise the award during his or her lifetime.

Certain Adjustments.    In the event of certain corporate events or changes in Momentus’ capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the Prior 2018 Plan, the Momentus board of directors will make adjustments to one or more of the number, kind and class of securities that may be delivered under the Prior 2018 Plan and/or the number, kind, class and price of securities covered by each outstanding award.

Dissolution or liquidation.    In the event of Momentus’ dissolution or liquidation, each option and stock purchase right will terminate immediately prior to the consummation of such action, unless otherwise determined by the Momentus board of directors.

Corporate Transaction.    The Prior 2018 Plan provides that in the event of certain significant corporate transactions, including: (i) a transfer of all or substantially all of Momentus’ assets, (ii) a merger, consolidation or other capital reorganization or business combination transaction of Momentus with or into another corporation, entity or person, or (iii) the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owner, directly or indirectly, of more than 50% of Momentus’ then outstanding capital stock, each outstanding award will be treated as the Momentus board of directors determines.

Benefits

In 2020 and 2019, Momentus provided its named executive officers medical, dental and vision benefits through Justworks Employment Group LLC, a professional employer organization, under an executive medical plan. Momentus also provided other benefits to its named executive officers on the same basis as provided to all of its employees, including vacation and paid holidays, through Justworks Employment Group LLC.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding each unexercised stock option or unvested stock award held by each named executive officer as of December 31, 2020.

	Option awards(1)						Stock awards
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)(2)	Option expiration date	Number of shares that have not vested (#)	Market value of shares that have not vested ($)
Dawn Harms	6/15/2020	4,557	11,068	(3)	0.07	6/14/2030	—	—
	2/22/2020	291,666	708,034	(3)	0.07	2/21/2030	—	—
Fred Kennedy	—	—	—		—	—	—	—
Jikun Kim	—	—	—		—	—	—	—

____________

(1)      All stock options listed above cover shares of Momentus Class A common stock and were granted under the Amended and Restated 2018 Plan.

(2)      This column represents the fair market value of a share of Momentus Inc. Class A common stock on the date of grant, as determined by the Momentus board of directors.

(3)      The option grant is subject to a 4-year vesting schedule, with 25% of the shares vesting on October 21, 2020 and 1/48th of the shares vesting monthly thereafter, subject to the option holder’s continuous service through each vesting date. The option grant is also subject to acceleration in the event of a qualifying termination in connection with a change in control (as described below).

Executive Compensation Arrangements — Pre-Closing Agreements

Dawn Harms Offer Letter

In October 2019, Momentus entered into an offer letter with Ms. Harms, pursuant to which Ms. Harms is entitled to an annual base salary of $287,500 per year and an annual target cash incentive bonus of 15% of her annual base salary based upon the achievement of certain objective or subjective criteria determined by the Momentus board of directors. Ms. Harms is eligible to participate in the employee benefits plans maintained by Momentus and generally made available to similarly situated employees. Ms. Harms’ employment is “at-will” and may be terminated by either party at any time, without the payment of severance in excess of then-accrued compensation.

Fred Kennedy Offer Letter

In September 2020, Momentus entered into an offer letter with Dr. Kennedy, pursuant to which Dr. Kennedy is entitled to an annual base salary of $350,000 per year and an annual target cash incentive bonus of $175,000, based upon the achievement of certain objective or subjective criteria determined by the Momentus board of directors. As described above, Momentus has agreed, subject to approval of the Combined Company Board, to grant Dr. Kennedy either (i) a stock option to purchase a fixed number of shares of Combined Company Class A common stock or (ii) a variable award of equity having a stated grant date fair value, at the sole discretion of the Combined Company Board. Specifically, Dr. Kennedy may be granted a stock option to purchase 4,500,000 shares of Combined Company Class A common stock or a variable award of stock options or RSUs with fair market value of $5,000,000. Dr. Kennedy is eligible to participate in Momentus’ employee benefits plans maintained by Momentus and generally made available to similarly situated employees. Dr. Kennedy’s employment is “at-will” and may be terminated by either party at any time, without the payment of severance in excess of then-accrued compensation.

Jikun Kim Offer Letter

In September 2020, Momentus entered into an offer letter with Mr. Kim, pursuant to which Mr. Kim is entitled to an annual base salary of $350,000 per year and an annual target cash incentive bonus of $105,000, based upon the achievement of certain objective or subjective criteria determined by the Momentus board of directors. As described above, Momentus has agreed, subject to approval of the Combined Company Board, to grant Mr. Kim either (i) a stock option to purchase a fixed number of shares of Combined Company Class A common stock or (ii) a variable award of equity having a stated grant date fair value, at the sole discretion of the Combined Company Board. Specifically, Mr. Kim may be granted a stock option to purchase 2,500,000 shares of Combined Company Class A common stock or a variable award of stock options or RSUs with fair market value of $4,000,000. Mr. Kim was also entitled to receive a one-time $20,000 relocation bonus. Mr. Kim is eligible to participate in Momentus’ employee benefits plans maintained by Momentus and generally made available to similarly situated employees. Mr. Kim’s employment is “at-will” and may be terminated by either party at any time, without the payment of severance in excess of then-accrued compensation.

The equity awards of Dr. Kennedy and Mr. Kim will be granted under the 2021 Equity Incentive Plan, which is being adopted in connection with the Business Combination, subject to stockholder approval. For additional information about the 2021 Equity Incentive Plan and these awards, see the section titled “Proposal No. 5 — Approval of the 2021 Equity Incentive Plan Proposal.”

Executive Compensation Arrangements — Post-Closing Arrangements

2021 Equity Incentive Plan

In connection with the Business Combination, the SRAC Board will adopt the 2021 Equity Incentive Plan (the “2021 Plan”), subject to shareholder approval, in order to facilitate the grant of equity awards to attract, retain and incentivize employees (including the named executive officers), independent contractors and directors of the Combined Company and its affiliates, which is essential to the Combined Company’s long term success. For additional information about the 2021 Plan, please see the “Proposal No. 5 — Approval of the 2021 Equity Incentive Plan Proposal” in this proxy statement/consent solicitation statement/prospectus.

2021 Employee Stock Purchase Plan

In connection with the Business Combination, the SRAC Board will adopt the 2021 Employee Stock Purchase Agreement, subject to stockholder approval, in order to allow employees of the Combined Company and its affiliates to purchase shares of Combined Company Class A common stock at a discount through payroll deductions and to benefit from stock price appreciation, thus enhancing the alignment of employee and stockholder interests. For additional information about the Employee Stock Purchase Plan, please see the “Proposal No. 6 — Approval of the 2021 Employee Stock Purchase Plan Proposal” in this proxy statement/consent solicitation statement/prospectus.

Post-Closing Employment Agreements

Ms. Harms, Dr. Kennedy and Mr. Kim will continue to be employed by the Combined Company under the terms of their current offer letters with Momentus.

Director Compensation

Historically, Momentus has neither had a formal compensation policy for its non-employee directors, nor has it had a formal policy of reimbursing expenses incurred by its non-employee directors in connection with their board service. However, Momentus has occasionally granted stock options. Momentus did not provide its non-employee directors who will be non-employee directors of the Combined Company, with any cash, equity or other compensation in 2020.

Non-Employee Director Compensation Policy

In connection with the Business Combination, the Combined Company Board will adopt a new non-employee director compensation policy to govern the Combined Company effective as of the Closing. The new policy is designed to attract and retain high quality non-employee directors by providing competitive compensation and align their interests with the interests of stockholders through equity awards.

Specifically, the new policy provides for the following annual cash retainers, which will be payable quarterly in arrears and pro-rated for partial quarters of service:

Annual Board Member Service Retainer

•        All Outside Directors: $60,000

•        Outside Director serving as Chairperson: $60,000 (in addition to above)

•        Outside Director serving as Lead Independent Director: $30,000 (in addition to above)

Annual Committee Member Service Retainer

•        Member of the Audit Committee: $10,000

•        Member of the Compensation Committee: $7,500

•        Member of the Nominating and Corporate Governance Committee: $5,000

Annual Committee Chair Service Retainer (in lieu of Annual Committee Member Service Retainer)

•        Chairperson of the Audit Committee: $20,000

•        Chairperson of the Compensation Committee: $15,000

•        Chairperson of the Nominating and Corporate Governance Committee: $10,000

Transitional Equity Grants

Prior to the 2022 annual meeting of stockholders, in lieu of the RSU grants described below, non-employee directors will receive transitional RSU grants upon the following terms under the Combined Company’s 2021 Equity Incentive Plan, which will vest, subject to continuous service through the applicable vesting date:

•        Non-employee directors who are elected or appointed to the Combined Company board of directors on or after the Closing (but before the 2022 annual meeting of stockholders) will be granted RSUs initially valued at $125,000, which will vest in three equal annual instalments from the date of grant.

•        Non-employee directors who serve on or after the Closing will be granted RSUs initially valued at $125,000 multiplied by the number of whole months that the non-employee director will have served from period beginning on the Closing and ending June 1, 2022, divided by 12. The portion of the RSUs, which has an initial value equal to up to $125,000, will vest on the earlier to occur of June 1, 2022 or the 2022 annual meeting of stockholders and the remaining portion of the RSUs (if any) will vest on June 1, 2021.

Equity Compensation Beginning at the 2022 Annual Stockholder Meeting

As described below, non-employee directors will receive RSU grants under the Combined Company’s 2021 Equity Incentive Plan on and after the Combined Company’s 2022 annual stockholder meeting, annually and upon the beginning of service, which will vest, subject to continuous service through the applicable vesting date:

•        RSUs initially valued at $125,000 upon initial election or appointment to the Combined Company Board, which will vest in three equal annual instalments from the date of grant; and

•        Additional RSUs initially valued at $125,000 annually, which will vest upon the earlier of the first anniversary of the date of grant or the next annual stockholder meeting, prorated for partial years of service (including the initial year of service).

To avoid adverse tax consequences to non-employee directors who reside outside of the U.S., the Combined Company Board, in its sole discretion, may provide for non-statutory stock options of equal value in lieu of RSU grants, which will have a term of ten years from the date of grant and an exercise price per share equal to 100% of the fair market value of the underlying Combined Company Class A common stock on the date of grant. All other terms and conditions that apply to RSU grants under this new non-employee director compensation policy will apply to such options.

The compensation terms of the Security Director will be established outside of the Non-Employee Director Compensation Policy.

DESCRIPTION OF SECURITIES

The following summary of the material terms of the Combined Company’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the proposed Combined Company’s Amended and Restated Charter is attached as Annex B to this proxy statement/consent solicitation statement/prospectus. We urge you to read the Company Amended and Restated Charter in its entirety for a complete description of the rights and preferences of the Combined Company’s securities and the rights of stockholders following the Business Combination.

Authorized and Outstanding Stock

The proposed charter authorizes the issuance of Combined Company shares of capital stock, each with a par value of $0.00001, consisting of (a) 250,000,000 shares of Class A common stock, (b) 4,312,500 shares of Class B common stock, and (c) 20,000,000 shares of preferred stock. Following the filing of the Combined Company Amended and Restated Charter with the Secretary of State of the State of Delaware and immediately prior to Closing of the Business Combination, each share of Class B common stock outstanding immediately prior to the filing of the Combined Company Amended and Restated Charter will automatically be converted into one share of Class A common stock of SRAC and concurrently with such conversion, the number of authorized shares of Class B common stock will be reduced to zero.

The outstanding shares of SRAC common stock are, and the shares of common stock issuable in connection with the Business Combination and the PIPE Investment will be, duly authorized, validly issued, fully paid and non-assessable. As of the record date for the Special Meeting, there were (i) 21,395,683 shares of SRAC Class A common stock outstanding, held of record by 1 holder (which amount is inclusive of the number of shares of SRAC Class A common stock underlying the public units set forth in clause (vi) below), (ii) 4,312,500 shares of SRAC Class B common stock outstanding, held of record by two holders (250,000 of which were subsequently relinquished pursuant to a settlement order issued by the SEC (see “Information About SRAC — Legal Proceedings”), (iii) no shares of preferred stock outstanding, (iv) 545,000 private placement units outstanding, held of record by two holders, (v) 8,551,418 public warrants outstanding, held of record by 1 holder (which amount is inclusive of the number of public warrants underlying the public units set forth in clause (vi) below) and (vi) 417,155 public units outstanding, held of record by 1 holder. Such numbers do not include DTC participants or beneficial owners holding shares through nominee names.

Pursuant to the terms of SRAC’s existing charter, issued and outstanding shares of SRAC Class B common stock will automatically convert into an equal number of shares of Combined Company Class A common stock upon the Closing. Our Sponsor, officers and directors waived any adjustment to the exchange ratio upon conversion of the SRAC Class B common stock into Combined Company Class A common stock pursuant to a letter agreement entered into with SRAC at the time of the IPO.

Combined Company Class A common stock

The proposed Combined Company Amended and Restated Charter provides that the Combined Company Class A common stock will have identical rights, powers, preferences and privileges to current SRAC Class A common stock.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under the existing charter and the proposed charter, the holders of common stock possess or will possess, as applicable, all voting power for the election of directors and all other matters requiring stockholder action and are entitled or will be entitled, as applicable, to one vote per share on matters to be voted on by stockholders. The holders of Combined Company Class A common stock will at all times vote together as one class on all matters submitted to a vote of the common stock under both the existing charter and the proposed charter.

Dividends

Subject to the rights, if any, of the holders of any outstanding shares of preferred stock, under both the existing charter and under the DGCL, holders of common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the board of directors of the Combined Company in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution and Winding Up

In the event of the voluntary or involuntary liquidation, dissolution, or winding-up of the Combined Company, the holders of Combined Company Class A common stock will be entitled to receive all the remaining assets of the Combined Company available for distribution to stockholders, ratably in proportion to the number of shares of common stock held by them, after the rights of creditors of the Combined Company and the holders of the preferred stock, if any, have been satisfied.

Preemptive or Other Rights

The holders of Combined Company Class A common stock will not have preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to Combined Company Class A common stock.

Election of Directors

The SRAC Board is currently divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class (except for those directors appointed prior to SRAC’s first annual meeting of stockholders) serving a three-year term. Under the existing charter, the term of office of the Class I director will expire at the first annual meeting of stockholders. The term of office of the Class II directors will expire at the second annual meeting of stockholders. The term of office of the Class III directors will expire at the third annual meeting of stockholders.

Following the Closing, the structure of the board of directors of the Combined Company will change, as discussed in greater detail in “Proposal No. 4—The Director Election Proposal.” Under the terms of the proposed charter, upon the effectiveness thereof, (i) the term of office of the Class I directors will expire at the first annual meeting of stockholders following the effectiveness of the proposed charter; (ii) the term of office of the Class II directors will expire at the second annual meeting of stockholders following the effectiveness of the proposed charter; and (iii) the term of office of the Class III directors will expire at the third annual meeting of stockholders following the effectiveness of the proposed charter.

Under both the existing charter and the proposed charter, there is no cumulative voting with respect to the election of directors, with the result that directions will be elected by a plurality of the votes cast at a meeting of stockholders by holders of common stock.

Capital Stock Prior to the Business Combination

Pursuant to SRAC’s existing charter, SRAC’s authorized capital stock consists of 100,000,000 shares of Class A common stock, $0.0001 par value, 10,000,000 shares of Class B common stock, $0.0001 par value, and 1,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description summarizes the material terms of SRAC’s capital stock. Because it is only a summary, it may not contain all the information that is important to you.

SRAC Units

Each unit had an offering price of $10.00 at the time of the IPO and consists of one share of Class A common stock and one half of one redeemable warrant. Only whole warrants are exercisable. Each whole warrant entitles the holder to purchase one share of common stock. Pursuant to the warrant agreement, a warrantholder may exercise his, her or its warrants only for a whole number of shares of common stock. This means that only a whole warrant may be exercised at any given time by a warrantholder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade.

SRAC Founder Shares

The founder shares and private placement shares are identical to the shares of Class A common stock included in the units, and holders of founder shares and private placement shares have the same stockholder rights as public stockholders, except that (i) the founder shares and private placement shares are subject to certain transfer restrictions, as described in more detail below, (ii) SRAC’s sponsor, officers and directors have entered into a letter agreement with us at the time of IPO, pursuant to which they have agreed (A) to waive their redemption rights with respect to any founder shares and private placement shares and any public shares held by them in connection with the completion of SRAC’s initial business combination, (B) to waive their redemption rights with respect to their founder shares and private placement shares and any public shares in connection with a stockholder vote to approve an amendment to SRAC’s amended and restated certificate of incorporation (x) to modify the substance or timing of SRAC’s obligation to allow redemption in connection with SRAC’s initial business combination or to redeem 100% of SRAC’s public shares if we do not complete SRAC’s initial business combination within 24 months from the closing of the IPO or (y) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (C) to waive their rights to liquidating distributions from the Trust Account with respect to any founder shares held by them if we fail to complete SRAC’s initial business combination within 24 months from the closing of the IPO, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if we fail to complete SRAC’s initial business combination within such time period, (iii) the founder shares are shares of SRAC’s Class B common stock that will automatically convert into shares of SRAC’s Class A common stock at the time of SRAC’s initial business combination, on a one-for-one basis, subject to adjustment as described herein, and (iv) are entitled to registration rights, SRAC’s sponsor, officers and directors have agreed, if SRAC submits its initial business combination to its public stockholders for a vote, pursuant to the letter agreement to vote any founder shares and private placement shares held by them and any public shares in favor of SRAC’s initial business combination. For more information, please see the section titled “The Business Combination and the Merger Agreement—Certain Agreements Related to the Business Combination—Sponsor Agreement.”

With certain limited exceptions, the founder shares are not transferable, assignable or salable (except to SRAC’s officers and directors and other persons or entities affiliated with SRAC’s sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (A) six months after the completion of SRAC’s initial business combination or (B) subsequent to SRAC’s initial business combination, (x) if the last sale price of SRAC’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after SRAC’s initial business combination, or (y) the date on which SRAC completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of SRAC’s stockholders having the right to exchange their shares of common stock for cash, securities or other property (which clause (A) has been amended by our Sponsor Agreement).

Preferred Shares

Both the existing charter and the proposed charter provide that shares of preferred stock may be issued from time to time in one or more series. SRAC’s board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. SRAC’s board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of SRAC’s board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future. No shares of preferred stock have been issued or registered.

Momentus Assumed Options and Warrants

At the Closing, all Momentus stock options (other than a single non-plan option) and warrants will be assumed by the Combined Company and automatically converted into options and warrants to purchase shares of Combined Company Class A common stock, respectively. Such assumed stock options and warrants will continue to be subject to the terms and conditions of the Momentus stock plan, stock option agreement, and/or warrant agreement, as applicable, which governed such securities prior to the Closing.

Subject to the terms of the Merger Agreement, each assumed Momentus option and warrant will cover the number of whole shares of Combined Company Class A common stock (rounded down to the nearest whole share) equal to (i) the number of shares of Momentus Class A common stock subject to the applicable Momentus option multiplied by (ii) the Per Share Company Stock Consideration and rounding the resulting number down to the nearest whole number of shares of SRAC Class A common stock. The exercise price for each assumed Momentus option and warrant will equal (i) the exercise price of the applicable option or warrant divided by (ii) by the Per Share Company Stock Consideration, and rounding the resulting exercise price up to the nearest whole cent.

Momentus Assumed Restricted Shares

At the Closing, all restricted shares of Momentus Class A common stock will be assumed by the Combined Company and automatically converted into the number of restricted shares of Combined Company Class A equal to (i) the number of restricted shares of Momentus Class A common stock multiplied by (ii) the Per Share Company Merger Consideration and rounding the resulting number down to the nearest whole number of shares of SRAC Class A common stock. Such assumed restricted shares will continue to be subject to the terms and conditions of the Momentus stock plan, award agreement, or stock restriction agreement, as applicable, which governed such securities prior to the Closing.

Warrants

SRAC Public Warrants

Each whole warrant entitles the registered holder to purchase one share of SRAC’s Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the IPO or 30 days after the completion of SRAC’s initial business combination. Pursuant to the warrant agreement, a warrantholder may exercise its warrants only for a whole number of shares of Class A common stock. This means that only a whole warrant may be exercised at any given time by a warrantholder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade.

The warrants will expire five years after the completion of SRAC’s initial business combination, at 5:00 p.m., Eastern Time, or earlier upon redemption or liquidation.

SRAC will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to SRAC’s satisfying its obligations described below with respect to registration. No warrant will be exercisable and SRAC will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will SRAC be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.

SRAC has not registered the shares of Class A common stock issuable upon exercise of the warrants. However, SRAC has agreed that as soon as practicable, but in no event later than 15 business days after the closing of SRAC’s initial business combination, SRAC will use its best efforts to file with the SEC a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of SRAC’s initial business combination, warrantholders may, until such time as there is an effective registration statement and during any period when SRAC will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the foregoing, if a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective within a specified period following the consummation of SRAC’s initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when SRAC shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the warrants become exercisable, SRAC may call the warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption given after the warrants become exercisable (the “30-day redemption period”) to each warrantholder; and

•        if, and only if, the reported last sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending three business days before SRAC sends the notice of redemption to the warrantholders.

If and when the warrants become redeemable by us, SRAC may not exercise its redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or SRAC is unable to effect such registration or qualification. SRAC will use its best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by us in the IPO.

SRAC has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and SRAC issues a notice of redemption of the warrants, each warrantholder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If SRAC calls the warrants for redemption as described above, SRAC’s management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” SRAC’s management will consider, among other factors, its cash position, the number of warrants that are outstanding and the dilutive effect on SRAC’s stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of SRAC’s warrants. If SRAC’s management takes advantage of this option, all holders of warrants would surrender their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If SRAC’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. SRAC believes this feature is an attractive option to us if SRAC does not need the cash from the exercise of the warrants after SRAC’s initial business combination. If SRAC calls its warrants for redemption and SRAC’s management does not take advantage of this option, SRAC’s sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrantholders would have been required to use had all warrantholders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of Class A common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Class A common stock is increased by a stock dividend payable in shares of Class A common stock, or by a split-up of shares of Class A common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each whole warrant will be increased in proportion to such increase in the outstanding shares of Class A common stock. A rights offering to holders of Class A common stock entitling holders to purchase shares of Class A common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A common stock equal to the product of (i) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) and (ii) one (1) minus the quotient of (x) the price per share of Class A common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A common stock as reported during the ten trading day period ending on the trading day prior to the first date on which the shares of Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if SRAC, at any time while the warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of Class A common stock on account of such shares of Class A common stock (or other shares of SRAC’s capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Class A common stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of Class A common stock in connection with a stockholder vote to amend SRAC’s amended and restated certificate of incorporation (i) to modify the substance or timing of SRAC’s obligation to allow redemption in connection with SRAC’s initial business combination or to redeem 100% of SRAC’s Class A common stock if SRAC does not complete its initial business combination by August 13, 2021 or the extension date, as applicable, or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of SRAC’s public shares upon its failure to complete its initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event.

If the number of outstanding shares of SRAC’s Class A common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock.

Whenever the number of shares of Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Class A common stock (other than those described above or that solely affects the par value of such shares of Class A common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which SRAC is the continuing corporation and that does not result in any reclassification or reorganization of SRAC’s outstanding shares of Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which SRAC is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of SRAC’s Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A common stock in such a transaction is payable in the form of Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

In addition, if (x) SRAC issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of SRAC’s initial business combination at a Newly Issued Price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by SRAC’s board of directors and, in the case of any such issuance to SRAC’s sponsor or its affiliates, without taking into account any founder shares held by SRAC’s sponsor or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of SRAC’s initial business combination on the date of the consummation of SRAC’s initial business combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price. The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of Class A common stock and any voting rights until they exercise their warrants and receive shares of Class A common stock. After the issuance of shares of Class A common stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, SRAC will, upon exercise, round down to the nearest whole number of shares of Class A common stock to be issued to the warrantholder.

SRAC Private Placement Warrants

Except as described below, the private placement warrants have terms and provisions that are identical to those of the warrants sold as part of the units in the IPO, including as to exercise price, exercisability and exercise period. The private placement warrants (including the Class A common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of SRAC’s initial business combination (except, among other limited exceptions, to SRAC’s officers and directors and other persons or entities affiliated with SRAC’s sponsor). They will also be exercisable on a cashless basis and will not be redeemable by us so long as they are held by SRAC’s sponsor or its permitted transferees. SRAC’s sponsor or its permitted transferees, have the option to exercise the private placement warrants on a cashless basis. If the private placement warrants are held by holders other than the sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units sold in the IPO.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would surrender their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the sponsor or its permitted transferees is because it is not known at this time whether they will be affiliated with us following an initial business combination. If they remain affiliated with us, their ability to sell SRAC’s securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling SRAC’s securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell SRAC’s securities, an insider cannot trade in SRAC’s securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could sell the shares of Class A common stock issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

In order to finance transaction costs in connection with an intended initial business combination, SRAC’s sponsor or an affiliate of SRAC’s sponsor or certain of SRAC’s officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit at the option of the lender, upon consummation of SRAC’s initial business combination. The units would be identical to the private placement units. However, as the units would not be issued until consummation of SRAC’s initial business combination, any warrants underlying such units would not be able to be voted on an amendment to the warrant agreement in connection with such business combination.

SRAC’s sponsor has agreed not to transfer, assign or sell any of the private placement warrants (including the Class A common stock issuable upon exercise of any of these warrants) until the date that is 30 days after the date we complete SRAC’s initial business combination, except, among other limited exceptions, transfers made to SRAC’s officers and directors and other persons or entities affiliated with SRAC’s sponsor.

Dividends

SRAC has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of an initial business combination. The payment of cash dividends in the future will be dependent upon SRAC’s revenues and earnings, if any, capital requirements and general financial conditions subsequent to completion of an initial business combination. The payment of any cash dividends subsequent to an initial business combination will be within the discretion of SRAC’s board of directors at such time. If SRAC incurs any indebtedness, SRAC’s ability to declare dividends may be limited by restrictive covenants SRAC may agree to in connection therewith.

Transfer Agent and Warrant Agent

The transfer agent for SRAC’s common stock and warrant agent for SRAC’s warrants is Continental Stock Transfer & Trust Company. SRAC has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law, SRAC’s Certificate of Incorporation and Bylaws

Provisions of the DGCL and SRAC’s existing charter and bylaws as well as provisions of the proposed charter and proposed bylaws could make it more difficult to acquire SRAC (or the Combined Company, as applicable) by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Combined Company to first negotiate with the board of directors. SRAC believes that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our board of directors to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of the SRAC Class A common stock.

Pursuant to the existing charter and the proposed charter, SRAC is subject to the provisions of Section 203 of the DGCL, which we refer to as “Section 203,” regulating corporate takeovers. Section 203 prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•        A stockholder who owns fifteen percent (15%) or more of SRAC’s outstanding voting stock (otherwise known as an “interested stockholder”);

•        an affiliate of an interested stockholder; or

•        an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than ten percent (10%) of SRAC’s assets.

However, the above provisions of Section 203 do not apply if:

•        the SRAC Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•        after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of SRAC’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•        on or subsequent to the date of the transaction, the Business Combination is approved by the SRAC Board and authorized at a meeting of SRAC stockholder, and not by written consent, by an affirmative vote of two-thirds of the outstanding voting stock not owned by the interested stockholder.

In addition, both SRAC’s existing charter and the proposed charter provide for certain other provisions that may have an anti-takeover effect:

•        a classified board of directors whose members serve staggered three-year terms;

•        the authorization of “blank check” preferred stock, which could be issued by the Combined Company’s board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our Class A common stock;

•        a limitation on the ability of, and providing indemnification to, our directors and officers;

•        a requirement that special meetings of our stockholders can be called only by our board of directors acting by a written resolution by a majority the Combined Company’s directors then in office), the Chairperson of the Combined Company’s board of directors, the Combined Company’s Chief Executive Officer or our Lead Independent Director;

•        a requirement of advance notice of stockholder proposals for business to be conducted at meetings of the Combined Company’s stockholders and for nominations of candidates for election to the Combined Company’s board of directors;

•        a requirement that our directors may be removed only for cause and by a two-thirds (2/3) vote of the stockholders;

•        a prohibition on stockholder action by written consent;

•        a requirement that vacancies on our board of directors may be filled only by a majority of directors then in office or by a sole remaining director (subject to limited exceptions), even though less than a quorum; and

•        a requirement of the approval of the Combined Company board of directors or the holders of at least two-thirds of our outstanding shares of capital stock to amend the Combined Company Amended and Restated Bylaws and certain provisions of the Combined Company Amended and Restated Charter.

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Class A common stock or warrants of the Combined Company for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted Class A common stock or warrants of the Combined Company for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of Combined Company Class A common stock then outstanding; or

•        the average weekly reported trading volume of Combined Company Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

As of the date of this proxy statement/consent solicitation statement/prospectus, SRAC had 16,704,520 shares of Class A common stock outstanding, 545,480 public units outstanding and 4,062,500 shares of Class B common stock outstanding. All of the 4,062,500 founder shares and 545,000 private placement shares owned by the Sponsor, SRAC Partners and Cantor Fitzgerald & Co. are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering. If the Business Combination is approved, the Combined Company Class A common stock we issue to the investors in connection with the PIPE Investment will be restricted securities for purposes of Rule 144 and the Combined Company Class A common stock that stockholders of Momentus receive in connection with the Business Combination will be freely tradable without restriction or further registration under the Securities Act, except for any shares issued to our affiliates within the meaning of Rule 144.

As of the date of this proxy statement/consent solicitation statement/prospectus, there are 8,897,500 warrants of SRAC outstanding, consisting of 8,625,000 public warrants originally sold as part of the units issued in the IPO, inclusive of the full exercise of the underwriters’ over-allotment option, and 272,500 private placement warrants that were sold in a private sale to the Sponsor and Cantor Fitzgerald & Co. in connection with the IPO, including in connection with the full exercise of the over-allotment option. Each warrant entitles the registered holder to purchase one share of Class A common stock at a price of $11.50 per share, in accordance with the terms of the warrant agreement governing the warrants. 8,625,000 of these warrants are public warrants and are freely tradable. In addition, we will be obligated to file no later than 30 days after the Closing a registration statement under the Securities Act covering the 8,625,000 shares of Combined Company Class A common stock that may be issued upon the exercise of the public warrants, and cause such registration statement to become effective and maintain the effectiveness of such registration statement until the expiration of the public warrants.

SRAC anticipates that following the Closing, the Combined Company will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.

Registration Rights

At the consummation of the Mergers, SRAC, Sponsor, certain existing holder(s) of SRAC capital stock (including SRAC Partners) and certain Company stockholders, in each case who will receive SRAC Class A common stock pursuant to the Merger Agreement and the transactions contemplated thereby will enter into the Amended and Restated Registration Rights Agreement in respect of the shares of SRAC Class A common stock issued to Sponsor and such Company stockholders in connection with the transactions set forth above. Pursuant to such agreement, such holders and their permitted transferees will be entitled to certain customary registration rights, including, among other things, demand, shelf and piggy-back rights, subject to cut-back provisions. Pursuant to the Amended and Restated Registration Rights Agreement, Sponsor and SRAC Partners will agree not to sell, transfer, pledge or otherwise dispose of shares of SRAC Class A common stock or other securities exercisable therefor for certain time periods specified therein.

Listing of Securities

Upon the Closing, SRAC intends to apply to continue the listing of its publicly traded Combined Company Class A common stock and the public warrants on Nasdaq under the symbols “MNTS” and “MNTSW” upon the Closing. As a result, our publicly traded units will separate into the component securities upon the Closing and, as a result, will no longer trade as a separate security.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding (i) the actual beneficial ownership of SRAC Class A common stock and Class B common stock as of June 14, 2021, and (ii) expected beneficial ownership of Combined Company Class A common stock immediately following the Closing of the below-listed individuals and/or entities, assuming, alternatively, (x) no SRAC Share Redemptions (i.e., in the no redemption scenario) and (y) all but 13,957,646 public shares are elected to be redeemed by SRAC stockholders, which would equal the maximum number of SRAC Share Redemptions that could occur without a failure to satisfy the minimum cash condition set forth in the Merger Agreement (i.e., in the maximum redemption scenario):

•        each person who is, or is expected to be, the beneficial owner of more than five percent (5%) of the outstanding shares of SRAC common stock or Combined Company Class A common stock;

•        each of SRAC’s current executive officers and directors;

•        each person who will become an executive officer or director of the Combined Company upon the Closing; and

•        all current executive officers and directors of SRAC, as a group, and all executive officers and directors of the Combined Company following the Closing, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares subject to options and warrants held by that person that are currently exercisable, or will become exercisable within 60 days of June 14, 2021, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

The beneficial ownership of shares of SRAC common stock pre-Business Combination is based on 22,107,500 shares of SRAC common stock (including 16,704,520 shares of SRAC Class A common stock, 4,312,500 founder shares, 545,480 public units and 545,000 private placement units) issued and outstanding as of June 14, 2021.

The expected beneficial ownership of shares of Combined Company Class A common stock post-Business Combination assuming each of the no redemption scenario and the maximum redemption scenario (a) include the 1,437,500 shares of Combined Company Class A common stock representing the Sponsor Earnout Shares, and (b) assume (1) (x) in the case of the no redemption scenario, no public shares are elected to be redeemed by SRAC stockholders and (y) in the case of the maximum redemption scenario, all but 13,957,646 public shares are elected to be redeemed by SRAC stockholders, (2) the issuance of 11,000,000 shares of Combined Company Class A common stock to the PIPE Investors in the PIPE Investment, for aggregate gross proceeds of $110,000,000, (3) that the amount of Momentus’ cash and cash equivalents (excluding restricted cash as determined in accordance with GAAP, any cash being held on behalf of Momentus’ customers and any security deposit for leases) as of the Closing will be equal to $13,000,000, (4) that the amount of Momentus’ indebtedness (calculated as payoff amounts for indebtedness for borrowed money) as of the Closing will be equal to $26,500,000, (5) the consummation of the transactions contemplated by the Sponsor Agreement, on the basis of the assumptions set forth in clause (b) hereof with respect to the PIPE Investment and SRAC Share Redemptions, resulting in the surrender (x) in the case of the no redemption scenario, of no shares of SRAC Class B common stock and (y) in the case of the maximum redemption scenario, of 1,437,500 shares of SRAC Class B common stock, and (6) that immediately after the Closing, the total number of shares of Combined Company Class A common stock outstanding will be equal to (x) in the case of the no redemption scenario, approximately 82,649,589 and (y) in the case of the maximum redemption scenario, approximately 79,357,235. In the event that the parties consummate the Business Combination, SRAC estimates the number of shares of Combined Company Class A common stock potentially issuable as of the Closing as consideration to Momentus’ securityholders (excluding, for the avoidance of doubt, shares underlying the Rollover Options and Assumed Warrants) to be equal to 49,792,089.

If the actual facts are different from the foregoing assumptions, ownership figures in the Combined Company and the columns under Post-Business Combination in the following table will be different.

The following table does not reflect record of beneficial ownership of any shares of Combined Company Class A common stock issuable upon exercise of public warrants or private placement warrants, as such securities are not exercisable or convertible within 60 days of June 14, 2021.

	Pre-Business Combination and PIPE Investment		Post-Business Combination and PIPE Investment
			No Redemption Scenario		Maximum Redemption Scenario
Name and Address of Beneficial Owners	Number	%	Number	%	Number	%
Current Executive Officers and Directors of SRAC:
Brian Kabot(1)(2)	4,631,029	20.9%	5,878,529	6.9%	4,441,029	5.3%
Juan Manuel Quiroga(1)(2)	4,631,029	20.9%	5,878,529	6.9%	4,441,029	5.3%
Edward K. Freedman(1)(2)(3)	4,807,500	21.7%	6,055,000	7.1%	4,617,500	5.6%
James Norris(1)	—	—	—	—	—	—
Marc Lehmann(1)	—	—	—	—	—	—
James Hofmockel(1)	—	—	—	—	—	—

All executive officers and directors of SRAC as a group (7 individuals)	4,807,500	21.7%	6,055,000	7.1%	4,617,500	5.9%

Executive Officers and Directors of the Combined Company After the Closing:
Fred Kennedy(4)	—	—	—	—%	—	—%
Jikun Kim(4)	—	—	—	—%	—	—%
Dawn Harms(4)	—	—	108,787	0.1%	108,787	0.1%
Brian Kabot(1)(2)	4,807,500	21.7%	6,055,000	4.3%	4,617,500	3.5%
Chris Hadfield(4)	—	—	—	—%	—	—%
John Rood(4)	—	—	—	—%	—	—%
Kimberly A. Reed(4)	—	—	—	—%	—	—%
Mitchel B. Kugler(4)	—	—	—	—%	—	—%
Linda J. Reiners(4)	—	—	—	—%	—	—%

All executive officers and directors of the Combined Company as a group (5 individuals)(5)	—	—	6,163,787	4.4%	4,726,287	3.6%

5% and Greater Holders:
SRC-NI Holdings, LLC(1)(2)	3,886,029	20.9%	5,878,529	7.1%	4,441,029	5.6%
HGC Investment Management Inc.(6)	1,487,170	8.4%	1,487,170	1.8%	1,487,170	1.9%
683 Capital Management, LLC(7)	962,892	5.4%	962,892	1.2%	962,892	1.2%
Susquehanna Securities, LLC(8)	1,171,717	6.6%	1,171,717	1.4%	1,171,717	1.5%
Entities associated with Prime Movers Lab(9)	—	—	25,783,557	31.2%	25,783,557	32.5%

____________

(1)      The business address of each of these entities and individuals is c/o Stable Road Acquisition Corp., 1345 Abbot Kinney Boulevard, Venice, California 90291.

(2)      SRC-NI Holdings, LLC, SRAC’s sponsor, is the record holder of the shares reported hereby. Each of SRAC’s officers and directors is, directly or indirectly, a member of the Sponsor. The business address of the Sponsor is 1345 Abbot Kinney Blvd., Venice, California 90291. The Sponsor’s board of managers is comprised of Edward K. Freedman, Brian Kabot and Juan Manuel Quiroga. Consequently, each of these individuals may be deemed the beneficial owner of the founder shares held by the Sponsor and shares voting and dispositive control over such securities. Each of these individuals disclaims beneficial ownership over any securities owned by the Sponsor in which he or she does not have any pecuniary interest.

(3)      Includes 176,471 founder shares held by SRAC Partners. Stable Road Capital LLC is the managing member of SRAC Partners, and Edward Freedman is the sole member of Stable Road Capital LLC. As such, Mr. Freedman may be deemed to possess beneficial ownership of the securities held directly by SRAC Partners. Mr. Freedman disclaims any beneficial ownership of the securities held directly by SRAC Partners other than to the extent of any pecuniary interest he may have therein.

(4)      The business address of each of these individuals is c/o Momentus Inc., 3050 Kenneth Street, Santa Clara, CA 95054.

(5)      Includes 444,335 shares issuable upon exercise of outstanding options exercisable within 60 days of June 14, 2021.

(6)      According to Schedule 13G filed with the SEC on February 14, 2020 by HGC Investment Management Inc. HGC Investment Management Inc. serves as the investment manager to HGC Arbitrage Fund LP, an Ontario limited partnership (the “Fund”), with respect to the Class A common stock held by HGC Investment Management Inc. on behalf of the Fund. The business address of HGC Investment Management Inc. is 366 Adelaide, Suite 601, Toronto, Ontario M5V 1R9, Canada.

(7)      According to a Schedule 13G/A filed with the SEC on February 16, 2021 by 683 Capital Management, LLC, 683 Capital Partners, LP and Ari Zweiman. The business address of each of the foregoing is 3 Columbus Circle, Suite 2205, New York, NY 10019.

(8)      According to a Schedule 13G filed with the SEC on February 16, 2021 by Susquehanna Securities, LLC. The business address of the foregoing is 401 E. City Avenue Suite 220, Bala Cynwyd, PA 19004.

(9)      Includes (i) 15,946,667 shares held by PML, (ii) 6,320,960 shares held of record by Momentus PML SPV 1 LP (“PML SPV 1”), (iii) 1,010,244 shares held of record by Momentus PML SPV 2 LP (“PML SPV 2”), and (iv) 2,505,686 shares held of record by Momentus PMS SPV3 LP (“PML SPV 3”). Prime Movers Lab GP I LLC (“PML GP”), is the general partner of PML, PML SPV 1, PML SPV 2 and PML SPV 3. Dakin Sloss is the manager of PML GP and may be deemed to have or share beneficial ownership of the shares held by PML, PML SPV 1, PML SPV 2 and PML SPV 3. The mailing address of PML, PML SPV 1, PML SPV 2 and PML SPV 3 is PO Box 12829, Jackson, WY 83002.

MARKET INFORMATION AND DIVIDEND POLICY

SRAC

Market Information

SRAC’s units, Class A common stock and public warrants are currently listed on Nasdaq under the symbols “SRACU,” “SRAC” and “SRACW,” respectively.

Holders

As of July 15, 2021, there were three holders of record of SRAC’s units, one holder of record of SRAC Class A common stock, two holders of record of SRAC Class B common stock and one holder of record of SRAC’s public warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, SRAC Class A common stock and warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

SRAC has not paid any cash dividends on SRAC Class A common stock to date and does not intend to pay any cash dividends prior to the Closing. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to the Closing. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of our board of directors at such time.

Momentus

Market Information

There is no public market for Momentus’ common stock.

Dividend Policy

Momentus has not paid any cash dividends on its capital stock to date and does not intend to pay cash dividends prior to the Closing.

ADDITIONAL INFORMATION

Appraisal Rights

SRAC’s stockholders do not have appraisal rights in connection with the Business Combination under Delaware law.

Momentus’ stockholders will have appraisal rights in connection with the Business Combination under Delaware law.

Although Momentus is incorporated in the state of Delaware, Section 2115 of the CCC, or Section 2115, purports to require corporations incorporated in another jurisdiction with a specified nexus to California, including Momentus, to comply with a number of California’s statutory corporate law provisions, including dissenter’s rights. Based on information available to Momentus as of June 28, 2021, Momentus would be subject to Section 2115 as of such date based on the tests establishing nexus set forth in Section 2115. Under California law, if Momentus is subject to Section 2115 at the Effective Time, a holder of Momentus capital stock may have the right to dissent from the Business Combination by exercising dissenters’ rights. Under Section 181 of the CCC, the Business Combination constitutes a “reorganization” of Momentus and Chapter 13 of the CCC provides appraisal rights for Momentus stockholders dissenting from a reorganization under certain circumstances. However, there have been various court decisions by both Delaware and California courts which may limit or eliminate the applicability of Section 2115 to corporations such as Momentus that are incorporated in Delaware. In May 2005, the Delaware Supreme Court in Vantage Point Venture Partners 1996 v. Examen, Inc. held that Section 2115(b) violates the Delaware internal affairs doctrine, which provides that only the State of Delaware has the authority to regulate a Delaware corporation’s internal affairs, and thus Section 2115(b) does not apply to Delaware corporations. If followed by California courts, this ruling would mean that the dissenters’ rights sections of the CCC do not apply to Momentus and its stockholders.

No Momentus stockholder who has validly exercised its appraisal rights pursuant to Section 262 of the DGCL or Chapter 13 of the CCC (a “Dissenting Stockholder”) with respect to its Momentus stock (such shares, “Dissenting Shares”) will be entitled to receive any portion of the Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder unless and until such Dissenting Stockholder will have effectively withdrawn or lost its appraisal rights under the DGCL or CCC. Each Dissenting Stockholder will be entitled to receive only the payment resulting from the procedure set forth in Section 262 of the DGCL or Chapter 13 of the CCC with respect to the Dissenting Shares owned by such Dissenting Stockholder. Momentus will give SRAC and its Sponsor, (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable laws that are received by Momentus relating to any Dissenting Stockholder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL or Chapter 13 of the CCC. Momentus will not, except with the prior written consent of SRAC and its Sponsor, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Legal Matters

Kirkland & Ellis LLP, legal counsel to SRAC, has provided a legal opinion regarding the validity of the securities being offered by this document. Certain partners of Kirkland & Ellis LLP are investors in the Sponsor and SRAC Partners.

Experts

The financial statements of Momentus Inc. as of and for the two years ended December 31, 2020 and 2019, appearing in this proxy statement/consent solicitation statement/prospectus have been audited by Armanino LLP, independent registered public accounting firm, as set forth in their report thereon and are included in reliance on such report given on the authority of such firm as an expert in auditing and accounting.

The balance sheets of Stable Road Acquisition Corp. as of and for the three months ended March 31, 2021 and 2020, as of December 31, 2020 and 2019 and the related statements of operations, changes in stockholder’s equity and cash flows for the year ended December 31, 2020 and the period from May 28, 2019 (inception) through December 31, 2020 have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as stated in their report which is incorporated herein. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

Transfer Agent and Registrar

The transfer agent for SRAC’s securities is Continental Stock Transfer & Trust Company.

Delivery of Documents to Stockholders

Unless SRAC has received contrary instructions, SRAC may send a single copy of this proxy statement/consent solicitation statement/prospectus to any household at which two or more stockholders reside if SRAC believes the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce SRAC’s expenses. However, if stockholders prefer to receive multiple sets of disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of SRAC’s disclosure documents, the stockholders should follow these instructions:

If the shares are registered in the name of the stockholder, the stockholder may notify SRAC of their request by calling or writing SRAC at its principal executive offices at (883) 478-2253 or 1345 Abbot Kinney Boulevard, Venice, California, 90291; or

If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

Submission of Stockholder Proposals

The SRAC Board is aware of no other matter that may be brought before the Special Meeting. Under Delaware law, only business that is specified in the notice of Special Meeting to stockholders may be transacted at the Special Meeting.

Future Stockholder Proposals

If the Business Combination is completed, you will be entitled to attend and participate in the Combined Company’s annual meetings of stockholders. If we hold a 2021 annual meeting of stockholders, we will provide notice of or otherwise publicly disclose the date on which the 2021 annual meeting will be held. If the 2021 annual meeting is held, stockholder proposals will be eligible for consideration by the directors for inclusion in the proxy statement for the 2021 annual meeting in accordance with Rule 14a-8 under the Exchange Act.

Stockholders and interested parties may communicate with SRAC’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Stable Road Acquisition Corp., 1345 Abbot Kinney Boulevard, Venice, California 90291. Following the Business Combination, such communications should be sent in care of Momentus Inc., 3050 Kenneth Street, Santa Clara, California 95054. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION

SRAC files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read SRAC’s SEC filings, including this proxy statement/consent solicitation statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/consent solicitation statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact SRAC at the following address and telephone number:

Stable Road Acquisition Corp.
1345 Abbot Kinney Boulevard,
Venice, California, 90291
(883) 478-2253
Attention: Secretary

You may also obtain these documents without charge by requesting them in writing or by telephone from SRAC’s proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
(800) 662-5200 (toll free)
(banks and brokers can call collect at (203) 658-9400
Email: SRAC.info@investor.morrowsodali.com

If you are a stockholder of SRAC and would like to request documents, please do so no later than August 4, 2021 (which is five business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from us, we will mail them to you, without charge, by first class mail, or another equally prompt means.

All information contained in this proxy statement/consent solicitation statement/prospectus relating to SRAC has been supplied by SRAC, and all such information relating to Momentus has been supplied by Momentus. Information provided by either SRAC or Momentus does not constitute any representation, estimate or projection of any other party.

Neither SRAC or Momentus has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/consent solicitation statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/consent solicitation statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/consent solicitation statement/prospectus does not extend to you. The information contained in this proxy statement/consent solicitation statement/prospectus speaks only as of the date of this proxy statement/consent solicitation statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
STABLE ROAD ACQUISITION CORP.
Condensed Consolidated Financial Statements (unaudited)
As of March 31, 2021 and for the years ended March 31, 2021 and 2020
Condensed Consolidated Financial Statements:
Condensed Consolidated Balance Sheets	F-2
Condensed Consolidated Statement of Operations	F-3
Condensed Consolidated Statement of Changes in Stockholders’ Equity	F-4
Condensed Consolidated Statement of Cash Flows	F-5
Notes to Unaudited Condensed Consolidated Financial Statements	F-6

Consolidated Financial Statements (as restated)
As of December 31, 2020 and 2019 and for the year ended December 31, 2020 and period from May 28, 2019 (inception) through December 31, 2019
Report of Independent Registered Public Accounting Firm	F-22
Consolidated Financial Statements:
Consolidated Balance Sheets (as restated)	F-23
Consolidated Statements of Operations (as restated)	F-24
Consolidated Statements of Changes in Stockholders’ Equity (as restated)	F-25
Statements of Cash Flows (as restated)	F-26
Notes to Consolidated Financial Statements (as restated)	F-27

MOMENTUS INC.
Financial statements (unaudited)
As of March 31, 2021 and March 31, 2020 and for the three months ended March 31, 2021 and March 31, 2020
Financial Statements:
Balance Sheets	F-47
Statements of Operations	F-48
Statements of Stockholders’ Equity	F-49
Statements of Cash Flows	F-50
Notes to the Financial Statements	F-51

Financial statements (audited)
As of December 31, 2020 and December 31, 2019 and for the year ended December 31, 2020 and December 31, 2019
Report of Independent Registered Public Accounting Firm	F-71
Financial Statements:
Balance Sheets	F-72
Statements of Operations	F-73
Statements of Stockholders’ Equity	F-74
Statements of Cash Flows	F-75
Notes to the Financial Statements	F-76

STABLE ROAD ACQUISITION CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2021	December 31, 2020
	(unaudited)
ASSETS
Current assets
Cash	$208,550	$214,811
Prepaid expenses	164,608	81,850
Prepaid income taxes	328,538	328,538
Total Current Assets	701,696	625,199

Cash and marketable securities held in Trust Account	173,022,306	173,107,749
Total Assets	$173,724,002	$173,732,948

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued expenses and accounts payable	$4,830,227	$2,485,896
Promissory note – third party	300,000	—
Promissory note – related party	300,000	—
Total Current Liabilities	5,430,227	340,139

Deferred underwriting fee payable	6,900,000	6,900,000
Warrant liabilities	39,358,125	48,077,888
Total Liabilities	51,688,352	57,468,784

Commitments and Contingencies

Class A common stock subject to possible redemption, 11,703,564 and 11,126,916 shares at $10.00 per share redemption value at March 31, 2020 and December 31, 2019, respectively	117,035,640	111,269,160

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 6,091,436 and 6,668,084 issued and outstanding (excluding 11,703,564 and 11,126,916 shares subject to possible redemption) at March 31, 2020 and December 31, 2019, respectively	609	666
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 4,312,500 shares issued and outstanding at March 31, 2020 and December 31, 2019	431	431
Additional paid-in capital	39,650,523	45,416,946
Retained earnings (accumulated deficit)	(34,651,553)	(40,418,039)
Total Stockholders’ Equity	5,000,010	5,000,004
Total Liabilities and Stockholders’ Equity	$173,724,002	$173,732,948

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

STABLE ROAD ACQUISITION CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the three months ended March 31, 2021	For the three months ended March 31, 2020
General and administrative expenses	$2,972,323	$236,879
Loss from operations	(2,972,323)	(236,879)

Other income:
Change in fair value of warrant liabilities	8,719,763	949,700
Interest earned on marketable securities held in Trust Account	19,046	669,789
Income before provision for income taxes	5,766,486	1,382,610
Provision for income taxes	—	(173,439)
Net income	$5,766,486	$1,209,171

Weighted average shares outstanding of Class A redeemable common stock	17,250,000	17,250,000
Basic and diluted income per share, Class A	$0.00	$0.03

Weighted average shares outstanding of Class A and Class B non-redeemable common stock	4,857,500	4,857,500
Basic net loss per share, Class A and Class B	$1.19	$0.16

Weighted average shares outstanding of Class A and Class B non-redeemable common stock	8,425,836	4,857,500
Diluted net loss per share, Class A and Class B	$(0.35)	$0.16

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

STABLE ROAD ACQUISITION CORP.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2021
(UNAUDITED)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2021	6,668,084	$666	4,312,500	$431	$45,416,946	$(40,418,039)	$5,000,004
Change in value of common stock subject to possible redemption	(576,648)	(57)	—	—	(5,766,423)	—	(5,766,480)
Net income	—	—	—	—	—	5,766,486	5,766,486
Balance – March 31, 2021	6,091,436	$609	4,312,500	$431	$39,650,523	$(34,651,553)	$5,000,010

STABLE ROAD ACQUISITION CORP.
CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2020
(RESTATED)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2020	2,369,468	$236	4,312,500	$431	$—	$4,999,340	$5,000,007
Change in value of common stock subject to possible redemption	(120,917)	(11)	—	—	—	(1,209,159)	(1,209,170)
Net income	—	—	—	—	—	1,209,171	1,209,171
Balance – March 31, 2020	2,248,551	$225	4,312,500	$431	$—	$4,999,352	$5,000,008

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

STABLE ROAD ACQUISITION CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the three months ended March 31, 2021	For the three months ended March 31, 2020
Cash Flows from Operating Activities:
Net income	$5,766,486	$1,209,171
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(19,046)	(669,789)
Change in fair value of warrant liabilities:	(8,719,763)	(949,700)
Changes in operating assets and liabilities:
Prepaid expenses	(82,758)	37,721
Accrued expenses	2,344,331	(28,609)
Income taxes payable	—	173,439
Net cash used in operating activities	(710,750)	(227,767)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account for taxes	104,489	119,502
Net cash provided by investing activities	104,489	119,502

Cash Flows from Financing Activities:
Proceeds from promissory note – third party	300,000	—
Proceeds from promissory note – related party	300,000	—
Net cash provided by financing activities	600,000	—

Net Change in Cash	(6,261)	(108,265)
Cash – Beginning of period	214,811	1,093,184
Cash – End of period	$208,550	$984,919

Supplemental Disclosure of Non-Cash Activities:
Change in value of common stock subject to possible redemption	$5,766,480	$1,209,170

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

STABLE ROAD ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Stable Road Acquisition Corp. (the “Company” or “SRAC”) was incorporated in Delaware on May 28, 2019. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

The Company has two subsidiaries, Project Marvel First Merger Sub, Inc., a wholly-owned subsidiary of the Company incorporated in Delaware on September 29, 2020 (“First Merger Sub”) and Project Marvel Second Merger Sub, LLC, a wholly-owned subsidiary of the Company incorporated in Delaware on September 29, 2020 (“Second Merger Sub”). First Merger Sub and Second Merger Sub were formed in connection with the proposed business combination with Momentus Inc., a Delaware corporation (“Momentus”), as more fully discussed below.

As of March 31, 2021, the Company had not commenced any operations. All activity through March 31, 2021 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, identifying a target company for a Business Combination, and the proposed business combination with Momentus, as more fully discussed below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on November 7, 2019. On November 13, 2019, the Company consummated the Initial Public Offering of 17,250,000 units (the “Units” and, with respect to the shares of common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of the over-allotment option to purchase an additional 2,250,000 Units, at $10.00 per Unit, generating gross proceeds of $172,500,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 545,000 units (the “Placement Units”) at a price of $10.00 per Placement Unit in a private placement to SRC-NI Holdings, LLC, a Delaware limited liability company (the “Sponsor”), and Cantor Fitzgerald& Co. (“Cantor”), the underwriter of the Initial Public Offering, generating gross proceeds of $5,450,000, which is described in Note 4.

Transaction costs amounted to $10,924,857, consisting of $3,450,000 of underwriting fees, $6,900,000 of deferred underwriting fees and $574,857 of other offering costs.

Following the closing of the Initial Public Offering on November 13, 2019, an amount of $172,500,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Placement Units was placed in a trust account (“Trust Account”) and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

STABLE ROAD ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company will provide holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account ($10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations, less up to $100,000 of interest to pay dissolution expenses). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to vote its Founder Shares (as defined in Note 5), Placement Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares, Placement Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until August 13, 2021 or the extension date, as applicable, to complete a Business Combination (the “Combination Period”), including the proposed business combination with Momentus. However, if the Company is unable to complete a Business Combination within the Combination Period, it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law,

STABLE ROAD ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares and (along with Cantor) Placement Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriter has agreed to waive its rights to its deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets less taxes payable. This liability will not apply with respect to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) or to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Company’s independent registered public accounting firm and the underwriter of the Initial Public Offering will not execute agreements with the Company waiving such claims to the monies held in the Trust Account.

Proposed Business Combination with Momentus Inc.

On October 7, 2020, SRAC entered into an Agreement and Plan of Merger, as amended on March 5, 2021, April 6, 2021 and June 29, 2021 (the “Merger Agreement”), by and among SRAC, Project Marvel First Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of SRAC (“First Merger Sub”), and Project Marvel Second Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of SRAC (“Second Merger Sub”), and Momentus Inc., a Delaware corporation (“Momentus”), pursuant to which, among other things: (a) First Merger Sub will merge with and into Momentus (“First Merger”), with Momentus being the surviving corporation of the First Merger and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, Momentus will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving company of the Second Merger. The Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement are referred to herein as the “Proposed Transaction.”

Pursuant to the Merger Agreement, the aggregate merger consideration payable to the equityholders of Momentus will be paid in equity consideration equal to $566,600,000, minus Momentus’ indebtedness for borrowed money as of the closing of the Mergers (the “Closing”), plus the amount of Momentus’ cash and cash equivalents (excluding restricted cash as determined in accordance with GAAP, any cash being held on behalf of Momentus’ customers and any security deposits for leases) as of the Closing, plus the aggregate exercise price of all outstanding options and warrants (the “Merger Consideration”). The Merger Consideration payable to the stockholders of Momentus will be

STABLE ROAD ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

paid in shares of newly issued Class A common stock of SRAC, with a deemed value of $10 per share. In addition, SRAC will pay off, or cause to be paid off, on behalf of Momentus and in connection with the Closing, Momentus’ outstanding indebtedness for borrowed money.

In connection with the Proposed Transaction, each share of Momentus’ capital stock (subject to limited exceptions) will be cancelled and automatically deemed for all purposes to represent the right to receive a portion of the Merger Consideration in accordance with Momentus’ organizational documents. In addition, the Merger Consideration that is paid with respect to any shares of Momentus’ capital stock that is subject to any vesting restrictions or other conditions shall continue to be subject to such vesting restrictions and conditions after the Closing.

Each option of Momentus that is outstanding and unexercised immediately prior to the Closing (whether vested or unvested) will be automatically assumed by SRAC and converted into an option to acquire an adjusted number of shares of Class A common stock at an adjusted exercise price per share and will continue to be governed by substantially the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former option.

Each warrant to purchase shares of capital stock of Momentus that is outstanding and unexercised immediately prior to the Closing will be automatically converted into a warrant to acquire an adjusted number of shares of Class A common stock at an adjusted exercise price per share and will continue to be governed by substantially the same terms and conditions (including applicable vesting conditions) as were applicable to the corresponding former warrant.

Consummation of the Proposed Transaction is subject to customary closing conditions for special purpose acquisition companies, including the following conditions to each party’s obligations, among others: (a) approval by SRAC’s stockholders and Momentus’ stockholders, (b) SRAC having at least $5,000,001 of net tangible assets as of the effective time of the consummation of the Mergers, and (c) the approval of the listing of the shares of Class A common stock to be issued in connection with the Closing on The Nasdaq Stock Market LLC and the effectiveness of a Registration Statement on Form S-4. The Merger Agreement may be terminated under certain customary and limited circumstances prior to the consummation of the Mergers.

On October 7, 2020 and July 15, 2021, the Company entered into Subscription Agreements with certain investors pursuant to which the investors have agreed to purchase an aggregate of 11,000,000 shares of Class A common stock in a private placement for $10.00 per share (the “Private Placement”). The proceeds from the Private Placement will be partially used to fund for general working capital purposes following the closing. The closing of the transactions contemplated by the Subscription Agreements is contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Proposed Transaction.

Concurrently with the execution of the Merger Agreement, an investor of Momentus, the Company and Momentus entered into a repurchase agreement (the “Repurchase Agreement”) pursuant to which, among other things, the Company has agreed to repurchase a certain number of shares of Class A common stock from an investor of Momentus, at a purchase price of $10.00 per share, immediately following the Closing (the “Repurchase”). The Repurchase is contingent on the amount of available cash the Company has at the Closing from (a) the Private Placement (and any alternative financing arranged by the Company and Momentus in the event the Private Placement becomes unavailable) and (b) the funds in the Company’s trust account (after taking into account payments required to satisfy SRAC’s stockholder redemptions), after further deducting the amount of the Company’s transaction expenses and Momentus’ transaction expenses (“Net Proceeds”) being in excess of $265 million. If Net Proceeds exceed $265,000,000 but are less than $280,000,000, the number of shares of Class A common stock subject to the Repurchase will be equal to the amount by which Net Proceeds exceed $250 million, divided by $10.00. In the event Net Proceeds are in excess of $280,000,000, the number of shares of Class A common stock subject to the Repurchase will be equal to $30,000,000, divided by $10.00. At the closing of the Repurchase, the Company will be entitled to deduct from such cash payment an amount equal to 3.3% of such cash payment (representing PML’s obligation to pay Momentus a portion of its transaction expenses).

STABLE ROAD ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Going Concern

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until August 13, 2021 or the extension date, as applicable, to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date or the extension date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after the prescribed date. Management plans to continue its efforts in consummating a business combination by the prescribed date.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2020 as filed with the SEC on June 10, 2021, which contains the consolidated financial statements and notes thereto. The financial information as of December 31, 2020 is derived from the consolidated financial statements presented in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2020. The interim results for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any future interim periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

STABLE ROAD ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liability. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock held by Public Stockholders features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at March 31, 2021 and December 31, 2020, there were 11,703,564 and 11,126,916 shares of Class A common stock subject to possible redemption, respectively, presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheets.

Offering Costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the closing date of the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs amounted to $10,924,857, of which $10,067,168 was charged to stockholders’ equity and $857,689 related to the warrants was expensed through the statement of operations, upon the completion of the Initial Public Offering in 2019.

STABLE ROAD ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Warrant Liability

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in-capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. The Company accounts for the warrants issued in connection with its Initial Public Offering in accordance with the guidance contained in ASC 815-40-15-7D, under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the warrants as liabilities at their fair value and adjusts the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of the public warrants initially was estimated using a Post-Acquisition Simulation, with subsequent measurements utilizing the public trading price. The fair value of the private warrants was initially and subsequently measured using the Black-Scholes Model (see Note 9).

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC Topic 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2021 and March 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Income (Loss) per Common Share

Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. The Company has considered the effect of warrants sold in the Initial Public Offering and as part of the Placement Units to purchase 8,897,500 shares of Class A common stock in the calculation of diluted income (loss) per share for non-redeemable Class A and B common stock, since the exercise of such warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

STABLE ROAD ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s consolidated statements of operations include a presentation of income (loss) per share for common shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income per share, basic and diluted, for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account net of applicable franchise and income taxes, by the weighted average number of Class A redeemable common stock outstanding since original issuance. Net loss per share, basic and diluted, for Class A and B non-redeemable common stock is calculated by dividing the net loss, adjusted for the net income attributable to Class A redeemable common stock, by the weighted average number of Class A and B non-redeemable common stock outstanding for the period. Class A and B non-redeemable common stock includes the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

The following table reflects the calculation of basic and diluted net income per common share (in dollars, except per share amounts):

	For the three months ended March 31, 2021	For the three months ended March 31, 2020
Redeemable Class A Common Stock
Numerator: Net Income allocable to Redeemable Class A Common Stock
Interest Income	$19,046	$669,789
Income and Franchise Tax	(19,046)	(223,439)
Net Income	$—	$446,450
Denominator: Weighted Average Redeemable Class A Common Stock
Redeemable Class A Common Stock, Basic and Diluted	17,250,000	17,250,000
Net Income/Basic and Diluted Redeemable Class A Common Stock	$0.00	$0.03

Non-Redeemable Class A and B Common Stock
Numerator: Net Income minus Net Earnings – Basic
Net Income	$5,766,386	$1,209,171
Redeemable Net Income – Basic	—	(446,350)
Non-Redeemable Net Loss	$5,766,386	$762,821
Denominator: Weighted Average Non-Redeemable Class A and B Common Stock
Non-Redeemable Class A and B Common Stock, Basic	4,857,500	4,875,500
Net income, Basic Non-Redeemable Class A and B Common Stock	$1.19	$0.16

Non-Redeemable Class A and B Common Stock
Numerator: Net Income minus Net Earnings – Diluted
Non-Redeemable Net Income – Basic	$5,766,386	$—
Less: Change in Fair Value of Derivative Liability	8,719,763	—
Non-Redeemable Net Loss – Diluted	$(2,953,277)	$—
Denominator: Weighted Average Non-Redeemable Class A and B Common Stock		—
Non-Redeemable Class A and B Common Stock, Diluted	8,425,836	—
Net loss, Diluted Non-Redeemable Class A and B Common Stock	$(0.35)	$—

STABLE ROAD ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt — debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’ Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’ Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 17,250,000 Units, which includes the full exercise by the underwriter of its option to purchase an additional 2,250,000 Units at $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor and Cantor purchased an aggregate of 545,000 Placement Units at a price of $10.00 per Placement Unit, for an aggregate purchase price of $5,450,000. Each Placement Unit consists of one share of Class A common stock (“Placement Share”) and one-half of one redeemable warrant (“Placement Warrant”). Each whole Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share. The proceeds from the Placement Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Placement Units and all underlying securities will be worthless.

STABLE ROAD ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

In June 2019, the Sponsor purchased 4,312,500 shares (the “Founder Shares”) of the Company’s Class B common stock for an aggregate price of $25,000. The Founder Shares will automatically convert into shares of Class A common stock at the time of a Business Combination, or earlier at the option of the holders, on a one-for-one basis, subject to certain adjustments, as described in Note 7.

The Founder Shares included up to 562,500 shares subject to forfeiture to the extent that the underwriter’s over-allotment option was not exercised in full or in part, so that the Sponsor would own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor did not purchase any Public Shares in the Initial Public Offering and excluding Placement Shares included in the Placement Units). As a result of the underwriter’s election to fully exercise its over-allotment option, the 562,500 Founder Shares are no longer subject to forfeiture.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Related Party Loans

On June 28, 2019, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Promissory Note”). The Promissory Note was non-interest bearing and payable on the earlier of December 31, 2019 or the completion of the Initial Public Offering. Borrowings outstanding under the Promissory Note of $222,725 were repaid upon the consummation of the Initial Public Offering on November 13, 2019.

Promissory Notes

On February 12, 2021, the Sponsor and an unrelated party each provided $300,000 in non-interest-bearing promissory notes for an aggregate balance of $600,000. As of March 31, 2021, the full balance of the notes remains unpaid.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units upon consummation of the Business Combination at a price of $10.00 per unit. The units would be identical to the Placement Units. There were no outstanding borrowings under the Working Capital Loans as of March 31, 2021.

STABLE ROAD ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Administrative Support Agreement

The Company entered into an agreement whereby, commencing on November 8, 2019 through the earlier of the Company’s consummation of a Business Combination or its liquidation, the Company will pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and administrative support. In January 2021, the Sponsor forgave the accrued administrative fees accrued at December 31, 2020 of $30,000 and agreed to not collect any fees for the first quarter of 2021. As such, no administrative fees were incurred in 2021.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration Rights

Pursuant to a registration rights agreement entered into on November 7, 2019, the holders of the Founder Shares, Placement Units (including securities contained therein) and units (including securities contained therein) that may be issued upon conversion of Working Capital Loans, and any shares of Class A common stock issuable upon the exercise of the Placement Warrants and any shares of Class A common stock and warrants (and underlying Class A common stock) that may be issued upon conversion of the units issued as part of the Working Capital Loans and Class A common stock issuable upon conversion of the Founder Shares, are entitled to registration rights, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. Notwithstanding the foregoing, Cantor may not exercise its demand and “piggyback” registration rights after five (5) and seven (7) years after the effective date of the registration statement and may not exercise its demand rights on more than one occasion. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriter was paid a cash underwriting discount of $3,450,000, or $0.20 per Unit of the gross proceeds from the Units sold in the Initial Public Offering. In addition, the underwriter is entitled to a deferred fee of $0.40 per Unit of the gross proceeds from the Units sold in the Initial Public Offering, or $6,900,000 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

NOTE 7. STOCKHOLDERS’ EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At March 31, 2021 and December 31, 2020, there were no shares of preferred stock issued or outstanding.

STABLE ROAD ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)

NOTE 7. STOCKHOLDERS’ EQUITY (cont.)

Common Stock

Class A Common Stock — The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At March 31, 2021 and December 31, 2020, there were 6,091,436 and 6,668,084 shares of Class A common stock issued or outstanding, excluding 11,703,564 and 11,126,916 shares of common stock subject to possible redemption, respectively.

Class B Common Stock — The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. At March 31, 2021 and December 31, 2020, there were 4,312,500 shares of Class B common stock issued and outstanding.

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering (not including the shares of Class A common stock underlying the Placement Units) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination, any private placement-equivalent warrants issued, or to be issued, to any seller in a Business Combination, any private placement equivalent securities issued to the Sponsor or its affiliates upon conversion of loans made to the Company).

NOTE 8. WARRANT LIABILITIES

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a

STABLE ROAD ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)

NOTE 8. WARRANT LIABILITIES (cont.)

Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

Notwithstanding the foregoing, if a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption; and

•        if, and only if, the reported last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may not exercise its redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), and (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the shares of Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

STABLE ROAD ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)

NOTE 8. WARRANT LIABILITIES (cont.)

The Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Placement Warrants and the Class A common stock issuable upon the exercise of the Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 9. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments - Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying consolidated balance sheets and adjusted for the amortization or accretion of premiums or discounts.

At March 31, 2021, assets held in the Trust Account were comprised of $884 in cash and $173,021,422 in Treasury Preferred Fund that invests in U.S. Treasury securities. During the three months ended March 31, 2021, the Company withdrew $104,489 of interest income from the Trust Account to pay for franchise taxes.

At December 31, 2020, assets held in the Trust Account were comprised of $636 in cash and $173,107,113 in U.S. Treasury securities. During the three months ended March 31, 2020, the Company withdrew $119,502 of interest income from the Trust Account to pay for franchise taxes.

STABLE ROAD ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)

NOTE 9. FAIR VALUE MEASUREMENTS (cont.)

The gross holding gains and fair value of held-to-maturity securities at March 31, 2021 and December 31, 2020 are as follows:

	Held-To-Maturity	Amortized Cost	Gross Holding Gains	Fair Value
March 31, 2021	Marketable securities held in Trust Account – U.S. Treasury Securities Money Market Fund	$173,021,422	$—	$173,021,422
December 31, 2020	U.S. Treasury Securities (Reinvested into Money Market Fund on March 2, 2021)	$173,107,113	$1,887	$173,109,000

The following tables present information about the Company’s liabilities that are measured at fair value on a recurring basis at March 31, 2021 and December 31, 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Quoted Prices in Active Markets
	Level	March 31, 2021
Assets:
Marketable securities held in Trust Account – U.S. Treasury Securities Money Market Fund	1	$173,021,422
	Level	March 31, 2021	December 31, 2020
Liabilities:
Warrant Liability – Public Warrants	1	37,518,750	45,625,388
Warrant Liability – Private Placement Warrants	3	1,839,375	2,452,500

The Company established the initial fair value for the Warrants on November 13, 2019, the date of the Company’s Initial Public Offering, using a Black-Scholes Model for private warrants and a Post-Acquisition Simulation for public warrants. The Company allocated the proceeds received from (i) the sale of Units (which is inclusive of one share of common stock and one-third of one Public Warrant), (ii) the sale of Private Placement Warrants, and (iii) the issuance of common shares, first to the Warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to common shares subject to possible redemption, and common shares based on their relative fair values at the initial measurement date.

The key inputs into the Black-Scholes model for the Private Placement Warrants were as follows at March 31, 2021:

Input	March 31, 2021
Risk-free interest rate	0.94%
Holding period (years)	5.08
Volatility	54.31%
Exercise price	$11.50
Underlying value	$13.23

STABLE ROAD ACQUISITION CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2021
(Unaudited)

NOTE 9. FAIR VALUE MEASUREMENTS (cont.)

On March 31, 2021, the Private Placement Warrants and Public Warrants were determined to be $6.75 and $4.35 per warrant for aggregate values of $1.8 million and $37.5 million, respectively.

	Private Placement	Public	Warrant Liabilities
Fair value as of December 31, 2020	$2,452,500	$45,625,388	$48,077,888
Change in valuation inputs or other assumptions	(613,125)	(8,106,638)	(8,719,763)
Fair value as of March 31, 2021	$1,839,375	$37,518,750	$39,358,125

Level 3 financial liabilities consist of the Private Placement Warrant liability for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed consolidated financial statements were issued. Based upon this review, other than described below, the Company did not identify subsequent events that would have required adjustment or disclosure in the condensed consolidated financial statements.

The Company filed a Form 8-K on May 13, 2021 notifying shareholders of the approval to extend the date to consummate a business combination from May 13, 2021 to August 13, 2021. Shareholders redeemed 19,662 shares of common stock purchased in the Company’s initial public offering as part of the extension.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
Stable Road Acquisition Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Stable Road Acquisition Corp. (the “Company”) as of December 31, 2020 and 2019 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2020 and for the period from May 28, 2019 (inception) through December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements” or “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for the year ended December 31, 2020 and for the period from May 28, 2019 (inception) through December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs as well as complete a Business Combination by the close of business on May 13, 2021 or the extension date, as applicable, then the Company will cease all operations except for the purpose of liquidating. This date for mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans are discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2019.

New York, New York
June 10, 2021

STABLE ROAD ACQUISITION CORP.

CONSOLIDATED BALANCE SHEETS (AS RESTATED)

	December 31,
	2020	2019
ASSETS
Current assets
Cash	$214,811	$1,093,184
Prepaid expenses	81,850	268,616
Prepaid income taxes	328,538	—
Total Current Assets	625,199	1,361,800

Cash and marketable securities held in Trust Account	173,107,749	172,846,011
Total Assets	$173,732,948	$174,207,811

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$2,485,896	$147,742
Income taxes payable	—	47,567
Total Current Liabilities	2,485,896	195,309

Deferred underwriting fee payable	6,900,000	6,900,000
Warrant Liabilities	48,077,888	7,857,175
Total Liabilities	57,463,784	14,952,484

Commitments and Contingencies

Class A common stock subject to possible redemption, 11,126,916 and 15,425,532 shares at $10.00 per share redemption value at December 31, 2020 and 2019, respectively	111,269,160	154,255,320

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 6,668,084 and 2,369,468 issued and outstanding (excluding 11,126,916 and 15,425,532 shares subject to possible redemption) at December 31, 2020 and 2019, respectively	666	236
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 4,312,500 shares issued and outstanding at December 31, 2020 and 2019	431	431
Additional paid-in capital	45,416,946	—
(Accumulated deficit) Retained earnings	(40,418,039)	4,999,340
Total Stockholders’ Equity	5,000,004	5,000,007
Total Liabilities and Stockholders’ Equity	$173,732,948	$174,207,811

The accompanying notes are an integral part of the consolidated financial statements.

STABLE ROAD ACQUISITION CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS (AS RESTATED)

	Year Ended December 31, 2020	For the Period from May 28, 2019 (Inception) Through December 31, 2019
General and administrative expenses	$3,720,975	$1,093,774
Loss from operations	(3,720,975)	(1,093,774)

Other income:
Interest earned on marketable securities held in Trust Account	1,134,391	346,011
Change in fair value of warrant liabilities	(40,220,713)	6,139,150

(Loss) income before provision for income taxes	(42,807,297)	5,391,387
Provision for income taxes	(178,866)	(47,567)
Net (loss) income	$(42,986,163)	$5,343,820

Weighted average shares outstanding of Class A redeemable common stock	17,250,000	4,041,761
Basic and diluted net income per share, Class A redeemable common stock	$0.04	$1.28

Weighted average shares outstanding of Class A and Class B non-redeemable common stock	4,857,500	4,456,075
Basic net (loss) income per share, Class A and Class B non-redeemable common stock	$(9.00)	$1.16
Weighted average shares outstanding of Class A and Class B non-redeemable common stock	4,857,500	4,168,777
Diluted net (loss) income per share, Class A and Class B non-redeemable common stock	$(9.00)	1.24

The accompanying notes are an integral part of the consolidated financial statements.

STABLE ROAD ACQUISITION CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (AS RESTATED)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	(Accumulated deficit) Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – May 28, 2019 (inception)	—	$—	—	$—	$—	$—	$—

Issuance of Class B common stock to Sponsor(1)	—	—	4,312,500	431	24,569	—	25,000

Sale of 17,250,000 shares of Class A common stock in Initial Public Offering, net of underwriting discount and offering costs	17,250,000	1,725	—	—	148,888,387	—	148,890,112

Sale of 545,000 shares of Class A common stock in private placement	545,000	54	—	—	4,996,341	—	4,996,395

Common stock subject to possible redemption	(15,425,532)	(1,543)	—	—	(153,909,297)	(344,480)	(154,255,320)

Net income	—	—	—	—	—	5,343,820	5,344,820
Balance – December 31, 2019 (as restated)	2,369,468	236	4,312,500	431	—	4,999,340	5,000,007

Common stock subject to possible redemption	4,298,616	430	—	—	45,416,946	(2,431,216)	42,986,160

Net loss	—	—	—	—	—	(42,986,163)	(42,986,163)
Balance – December 31, 2020 (as restated)	6,668,084	$666	4,312,500	$431	$45,416,946	$(40,418,039)	$5,000,004

____________

(1)      Included up to 562,500 shares subject to forfeiture if the over-allotment option was not exercised in full or in part by the underwriter.

The accompanying notes are an integral part of the consolidated financial statements.

STABLE ROAD ACQUISITION CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (AS RESTATED)

	Year Ended December 31, 2020	For the Period from May 28, 2019 (Inception) Through December 31, 2019
Cash Flows from Operating Activities:
Net income (loss)	$(42,986,163)	$5,343,820
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(1,134,391)	(346,011)
Transaction costs allocable to warrant liabilities	—	857,689
Change in fair value of warrant liabilities	40,220,713	(6,139,150)
Changes in operating assets and liabilities:
Prepaid expenses	186,766	(268,616)
Prepaid income taxes	(328,538)	—
Accrued expenses	2,338,154	147,742
Income taxes payable	(47,567)	47,567
Net cash used in operating activities	(1,751,026)	(356,959)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	—	(172,500,000)
Cash withdrawn from Trust Account for taxes	872,653	—
Net cash provided by (used in) investing activities	872,653	(172,500,000)

Cash Flows from Financing Activities
Proceeds from sale of Units, net of underwriting discounts paid	—	169,050,000
Proceeds from sale of Placement Units	—	5,450,000
Repayment of promissory note – related party	—	(222,725)
Payment of offering costs	—	(327,132)
Net cash provided by financing activities	—	173,950,143

Net Change in Cash	(878,373)	1,093,184
Cash – Beginning of period	1,093,184	—
Cash – End of period	$214,811	$1,093,184

Supplemental cash flow information:
Cash paid for income taxes	$405,567	$—

Supplemental Disclosure of Non-Cash Activities:
Initial classification of common stock subject to possible redemption	$—	$48,042,060
Change in value of common stock subject to possible redemption	$(42,986,160)	$6,213,260
Initial classification of warrant liabilities	$—	$13,996,325
Management adjustment to eliminate negative additional paid-in capital	$2,431,216	$344,480
Deferred underwriting fee payable	$—	$6,900,000
Payment of offering costs through promissory note	$—	$222,725
Offering costs paid directly by Sponsor from proceeds from issuance of Class B common stock	$—	$25,000

The accompanying notes are an integral part of the consolidated financial statements.

STABLE ROAD ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (AS RESTATED)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Stable Road Acquisition Corp. (the “Company” or “SRAC”) was incorporated in Delaware on May 28, 2019. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

The Company has two subsidiaries, Project Marvel First Merger Sub, Inc., a wholly-owned subsidiary of the Company incorporated in Delaware on September 29, 2020 (“First Merger Sub”) and Project Marvel Second Merger Sub, LLC, a wholly-owned subsidiary of the Company incorporated in Delaware on September 29, 2020 (“Second Merger Sub”). First Merger Sub and Second Merger Sub were formed in connection with the proposed business combination with Momentus Inc., a Delaware corporation (“Momentus”), as more fully discussed below.

As of December 31, 2020, the Company had not commenced any operations. All activity through December 31, 2020 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, identifying a target company for a Business Combination, and the proposed business combination with Momentus, as more fully discussed below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on November 7, 2019. On November 13, 2019, the Company consummated the Initial Public Offering of 17,250,000 units (the “Units” and, with respect to the shares common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of the over-allotment option to purchase an additional 2,250,000 Units, at $10.00 per Unit, generating gross proceeds of $172,500,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 545,000 units (the “Placement Units”) at a price of $10.00 per Placement Unit in a private placement to SRC-NI Holdings, LLC, a Delaware limited liability company (the “Sponsor”), and Cantor Fitzgerald & Co. (“Cantor”), the underwriter of the Initial Public Offering, generating gross proceeds of $5,450,000, which is described in Note 4.

Transaction costs amounted to $10,924,857, consisting of $3,450,000 of underwriting fees, $6,900,000 of deferred underwriting fees and $574,857 of other offering costs.

Following the closing of the Initial Public Offering on November 13, 2019, an amount of $172,500,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Placement Units was placed in a trust account (“Trust Account”) and invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

STABLE ROAD ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (AS RESTATED)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company will provide holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account ($10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations, less up to $100,000 of interest to pay dissolution expenses). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to vote its Founder Shares (as defined in Note 5), Placement Shares (as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (a) to waive its redemption rights with respect to its Founder Shares, Placement Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until August 13, 2021 or the extension date, as applicable, to complete a Business Combination (the “Combination Period”), including the proposed business combination with Momentus. However, if the Company is unable to complete a Business Combination within the Combination Period, it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights

STABLE ROAD ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (AS RESTATED)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares and (along with Cantor) Placement Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriter has agreed to waive its rights to its deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets less taxes payable. This liability will not apply with respect to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) or to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Company’s independent registered public accounting firm and the underwriter of the Initial Public Offering will not execute agreements with the Company waiving such claims to the monies held in the Trust Account.

Proposed Business Combination with Momentus Inc.

On October 7, 2020, SRAC entered into an Agreement and Plan of Merger, as amended on March 5, 2021, April 6, 2021 and June 29, 2021 (the “Merger Agreement”), by and among SRAC, Project Marvel First Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of SRAC (“First Merger Sub”), and Project Marvel Second Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of SRAC (“Second Merger Sub”), and Momentus Inc., a Delaware corporation (“Momentus”), pursuant to which, among other things: (a) First Merger Sub will merge with and into Momentus (“First Merger”), with Momentus being the surviving corporation of the First Merger and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, Momentus will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving company of the Second Merger. The Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement are referred to herein as the “Proposed Transaction.”

Pursuant to the Merger Agreement, the aggregate merger consideration payable to the equityholders of Momentus will be paid in equity consideration equal to $1,131,000,000, minus Momentus’ indebtedness for borrowed money as of the closing of the Mergers (the “Closing”), plus the amount of Momentus’ cash and cash equivalents (excluding restricted cash as determined in accordance with GAAP, any cash being held on behalf of Momentus’ customers and any security deposits for leases) as of the Closing, plus the aggregate exercise price of all outstanding options and

STABLE ROAD ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (AS RESTATED)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

warrants (the “Merger Consideration”). The Merger Consideration payable to the stockholders of Momentus will be paid in shares of newly issued Class A common stock of SRAC, with a deemed value of $10 per share. In addition, SRAC will pay off, or cause to be paid off, on behalf of Momentus and in connection with the Closing, Momentus’ outstanding indebtedness for borrowed money.

In connection with the Proposed Transaction, each share of Momentus’ capital stock (subject to limited exceptions) will be cancelled and automatically deemed for all purposes to represent the right to receive a portion of the Merger Consideration in accordance with Momentus’ organizational documents. In addition, the Merger Consideration that is paid with respect to any shares of Momentus’ capital stock that is subject to any vesting restrictions or other conditions shall continue to be subject to such vesting restrictions and conditions after the Closing.

Each option of Momentus that is outstanding and unexercised immediately prior to the Closing (whether vested or unvested) will be automatically assumed by SRAC and converted into an option to acquire an adjusted number of shares of Class A common stock at an adjusted exercise price per share and will continue to be governed by substantially the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former option.

Each warrant to purchase shares of capital stock of Momentus that is outstanding and unexercised immediately prior to the Closing will be automatically converted into a warrant to acquire an adjusted number of shares of Class A common stock at an adjusted exercise price per share and will continue to be governed by substantially the same terms and conditions (including applicable vesting conditions) as were applicable to the corresponding former warrant.

Consummation of the Proposed Transaction is subject to customary closing conditions for special purpose acquisition companies, including the following conditions to each party’s obligations, among others: (a) approval by SRAC’s stockholders and Momentus’ stockholders, (b) SRAC having at least $5,000,001 of net tangible assets as of the effective time of the consummation of the Mergers, and (c) the approval of the listing of the shares of Class A common stock to be issued in connection with the Closing on The Nasdaq Stock Market LLC and the effectiveness of a Registration Statement on Form S-4. The Merger Agreement may be terminated under certain customary and limited circumstances prior to the consummation of the Mergers.

On October 7, 2020 and July 15, 2021, the Company entered into Subscription Agreements with certain investors pursuant to which the investors have agreed to purchase an aggregate of 11,000,000 shares of Class A common stock in a private placement for $10.00 per share (the “Private Placement”). The proceeds from the Private Placement will be partially used to fund the Repurchase and for general working capital purposes following the closing. The closing of the transactions contemplated by the Subscription Agreements is contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Proposed Transaction.

Concurrently with the execution of the Merger Agreement, an investor in Momentus, the Company and Momentus entered into a repurchase agreement (the “Repurchase Agreement”) pursuant to which, among other things, the Company has agreed to repurchase a certain number of shares of Class A common stock from an investor in Momentus, at a purchase price of $10.00 per share, immediately following the Closing (the “Repurchase”). The Repurchase is contingent on the amount of available cash the Company has at the Closing from (a) the Private Placement (and any alternative financing arranged by the Company and Momentus in the event the Private Placement becomes unavailable) and (b) the funds in the Company’s trust account (after taking into account payments required to satisfy SRAC’s stockholder redemptions), after further deducting the amount of the Company’s transaction expenses and Momentus’ transaction expenses (“Net Proceeds”) being in excess of $265 million. If Net Proceeds exceed $265,000,000 but are less than $280,000,000, the number of shares of Class A common stock subject to the Repurchase will be equal to the amount by which Net Proceeds exceed $250 million, divided by $10.00. In the event Net Proceeds are in excess of $280,000,000, the

STABLE ROAD ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (AS RESTATED)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

number of shares of Class A common stock subject to the Repurchase will be equal to $30,000,000, divided by $10.00. At the closing of the Repurchase, the Company will be entitled to deduct from such cash payment an amount equal to 3.3% of such cash payment (representing PML’s obligation to pay Momentus a portion of its transaction expenses).

Going Concern

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until August 13, 2021 or the extension date, as applicable, to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date or the extension date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after the prescribed date. Management plans to continue its efforts in consummating a business combination by the prescribed date.

NOTE 2a. RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

The Company previously accounted for its outstanding Public Warrants (as defined in Note 4) and Private Placement Warrants issued in connection with its Initial Public Offering as components of equity instead of as derivative liabilities. The warrant agreement governing the warrants includes a provision that provides for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant. In addition, the warrant agreement includes a provision that in the event of a tender or exchange offer made to and accepted by holders of more than 50% of the outstanding shares of a single class of common shares, all holders of the warrants would be entitled to receive cash for their warrants (the “tender offer provision”).

In connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2020, the Company’s management further evaluated the warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. Based on management’s evaluation, the Company’s audit committee, in consultation with management and after discussion with the Company’s independent registered public accounting firm, concluded that the Company’s Private Placement Warrants are not indexed to the Company’s common shares in the manner contemplated by ASC Section 815-40-15 because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares. In addition, based on management’s evaluation, the Company’s audit committee, in consultation with management and after discussion with the Company’s independent registered public accounting firm, concluded the tender offer provision included in the warrant agreement fails the “classified in stockholders’ equity” criteria as contemplated by ASC Section 815-40-25.

As a result of the above, the Company should have classified the warrants as derivative liabilities in its previously issued consolidated financial statements. Under this accounting treatment, the Company is required to measure the fair value of the warrants at the end of each reporting period and recognize changes in the fair value from the prior period in the Company’s operating results for the current period.

STABLE ROAD ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (AS RESTATED)

NOTE 2a. RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The Company’s accounting for the warrants as components of equity instead of as derivative liabilities did not have any effect on the Company’s previously reported operating expenses or cash.

	As Previously Reported	Adjustments	As Restated
Balance sheet as of November 13, 2019 (audited)
Warrant Liabilities	$—	$13,996,325	$13,996,325
Total Liabilities	6,902,150	13,996,325	20,898,475
Class A Common Stock Subject to Possible Redemption	162,038,390	(13,996,330)	148,042,060
Class A Common Stock	159	140	299
Additional Paid-in Capital	5,011,163	857,554	5,868,717
(Accumulated Deficit) Retained Earnings	(11,750)	(857,689)	(869,439)
Total Stockholders’ Equity	5,000,003	5	5,000,008
Number of Class A common stock subject to redemption	16,203,839	(1,399,633)	14,804,206

Balance sheet as of December 31, 2019 (audited)
Warrant Liabilities	$—	$7,857,175	$7,857,175
Total Liabilities	7,095,309	7,857,175	14,952,484
Class A Common Stock Subject to Possible Redemption	162,112,500	(7,857,180)	154,255,320
Class A Common Stock	158	78	236
Additional Paid-in Capital	4,937,054	(4,937,054)	0
(Accumulated Deficit) Retained Earnings	62,359	4,936,981	4,999,340
Total Stockholders’ Equity	5,000,002	5	5,000,004

Balance sheet as of March 31, 2020 (unaudited)
Warrant Liabilities	$—	$6,907,475	$6,907,475
Total Liabilities	7,240,139	6,907,475	14,147,614
Class A Common Stock Subject to Possible Redemption	162,371,970	(6,907,480)	155,464,490
Class A Common Stock	156	69	225
Additional Paid-in Capital	4,677,586	(4,677,586)	0
(Accumulated Deficit) Retained Earnings	321,830	4,677,522	4,999,352
Total Stockholders’ Equity	5,000,003	5	5,000,008

Balance sheet as of June 30, 2020 (unaudited)
Warrant Liabilities	$—	$5,721,775	$5,721,775
Total Liabilities	7,038,476	5,721,775	12,760,251
Class A Common Stock Subject to Possible Redemption	162,408,340	(5,721,780)	156,686,560
Class A Common Stock	155	57	212
Additional Paid-in Capital	4,641,217	(4,641,217)	0
(Accumulated Deficit) Retained Earnings	358,202	4,641,165	4,999,367
Total Stockholders’ Equity	5,000,005	5	5,000,010

Balance sheet as of September 30, 2020 (unaudited)
Warrant Liabilities	$—	$10,424,088	$10,424,088
Total Liabilities	6,989,141	10,424,088	17,413,229
Class A Common Stock Subject to Possible Redemption	162,243,730	(10,424,090)	151,819,640
Class A Common Stock	157	104	261
Additional Paid-in Capital	4,805,825	61,046	4,866,871
Accumulated Deficit) Retained Earnings	193,592	(61,148)	132,444
Total Stockholders’ Equity	5,000,005	2	5,000,007

STABLE ROAD ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (AS RESTATED)

NOTE 2a. RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS (cont.)

	As Previously Reported	Adjustments	As Restated
Balance sheet as of December 31, 2020 (audited)
Warrant Liabilities	$—	$48,077,888	$48,077,888
Total Liabilities	9,385,896	48,077,888	57,463,784
Class A Common Stock Subject to Possible Redemption	159,347,050	(48,077,890)	111,269,160
Class A Common Stock	186	480	666
Additional Paid-in Capital	7,702,476	37,714,470	45,416,946
Accumulated Deficit	(2,703,091)	(37,714,948)	(40,418,039)
Total Stockholders’ Equity	5,000,002	2	5,000,004

Statement of operations for period from May 28, 2019 (inception) through December 31, 2019 (audited)
Net income (loss)	$62,359	$5,281,461	$5,343,820
Transaction Costs	—	(857,689)	(857,689)
Change in fair value of warrant liabilities	—	6,139,150	6,139,150
Basic net loss per share, Class A and Class B non-redeemable common stock	(0.03)	1.31	1.28
Diluted net loss per share, Class A and Class B non-redeemable common stock	—	1.24	1.24

Statement of operations for the Three months ended March 31, 2020 (unaudited)
Net income (loss)	$259,471	$949,700	$1,209,171
Change in fair value of warrant liabilities	—	949,700	949,700
Basic and diluted net income (loss) per share, Class A and Class B non-redeemable common stock	(0.04)	0.20	0.16

Statement of operations for the Three months ended June 30, 2020 (unaudited)
Net income (loss)	$36,372	$1,185,700	$1,222,072
Change in fair value of warrant liabilities	—	1,185,700	1,185,700
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	(0.05)	0.24	0.19

Statement of operations for the Six months ended June 30, 2020 (unaudited)
Net income (loss)	$295,843	$2,135,400	$2,431,243
Change in fair value of warrant liabilities	—	2,135,400	2,135,400
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	(0.09)	0.44	0.35

Statement of operations for the Three months ended September 30, 2020 (unaudited)
Net income (loss)	$(164,610)	$(4,702,313)	$(4,866,923)
Change in fair value of warrant liabilities	—	(4,702,313)	(4,702,313)
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	(0.04)	(0.96)	(1.00)

STABLE ROAD ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (AS RESTATED)

NOTE 2a. RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS (cont.)

	As Previously Reported	Adjustments	As Restated
Statement of operations for the Nine months ended September 30, 2020 (unaudited)
Net income (loss)	$131,233	$(2,566,913)	$(2,435,680)
Change in fair value of warrant liabilities	—	(2,566,913)	(2,566,913)
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	(0.13)	(0.53)	(0.66)

Statement of operations for the Year ended December 31, 2020 (audited)
Net income (loss)	$(2,765,450)	$(40,220,713)	$(42,986,163)
Change in fair value of warrant liabilities	—	(40,220,713)	(40,220,713)
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	(0.72)	(8.28)	(9.00)

Statements of Cash Flows for the Period ended December 31, 2019 (audited)
Net income (loss)	$62,359	$5,281,461	$5,343,820
Transaction costs allocable to warrant liabilities	—	857,689	857,689
Change in fair value of warrant liabilities	—	(6,139,150)	(6,139,150)

Statements of Cash Flows for the Three months ended March 31, 2020 (unaudited)
Net income (loss)	$259,471	$949,700	$1,209,171
Change in fair value of warrant liabilities	—	(949,700)	(949,700)

Statements of Cash Flows for the Six months ended June 30, 2020 (unaudited)
Net income (loss)	$295,843	$2,135,400	$2,431,243
Change in fair value of warrant liabilities	—	(2,135,400)	(2,135,400)

Statements of Cash Flows for the Nine months ended September 30, 2020 (unaudited)
Net income (loss)	$131,233	$(2,566,913)	$(2,435,680)
Change in fair value of warrant liabilities	—	2,566,913	2,566,913

Statements of Cash Flows for the Year ended December 31, 2020 (audited)
Net income (loss)	$(2,765,450)	$(40,220,713)	$(42,986,163)
Change in fair value of warrant liabilities	—	40,220,713	40,220,713

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the SEC.

STABLE ROAD ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (AS RESTATED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class common stock subject to mandatory redemption are classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock held by Public Stockholders features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2020 and 2019, there were 11,126,916 and 15,425,532, respectively, shares of Class A common stock subject to possible redemption, respectively, presented as temporary equity, outside of the stockholders’ equity section of the Company’s consolidated balance sheets.

STABLE ROAD ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (AS RESTATED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Offering Costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the closing date of the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs amounted to $10,924,857, of which $10,067,168 was charged to stockholders’ equity and $857,689 was allocated to the warrants and expensed through the statement of operations, upon the completion of the Initial Public Offering in 2019.

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in-capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. The Company accounts for the warrants issued in connection with its Initial Public Offering in accordance with the guidance contained in ASC 815-40, under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the warrants as liabilities at their fair value and adjusts the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of the public warrants initially was estimated using a Post-Acquisition Simulation, with subsequent measurements utilizing the public trading price. The fair value of the private warrants was initially and subsequently measured using the Black-Scholes Model (see Note 9).

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC Topic 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020 and 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

STABLE ROAD ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (AS RESTATED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Net Income (Loss) per Common Share

Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding for the period. The Company has not considered the effect of warrants sold in the Initial Public Offering and as part of the Placement Units to purchase 8,897,500 shares of Class A common stock in the calculation of diluted income (loss) per share for non-redeemable Class A and Class B common stock, since the exercise of such warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

The Company’s consolidated statements of operations includes a presentation of income (loss) per share for common shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income per share, basic and diluted, for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account net of applicable franchise and income taxes, by the weighted average number of Class A redeemable common stock outstanding since original issuance. Net loss per share, basic and diluted, for Class A and B non-redeemable common stock is calculated by dividing the net loss, adjusted for the net income attributable to Class A redeemable common stock, by the weighted average number of Class A and B non-redeemable common stock outstanding for the period. Class A and B non-redeemable common stock includes the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):

	Year Ended December 31, 2020	For the Period from May 28, 2019 (Inception) Through December 31, 2019
Redeemable Class A Common Stock
Numerator: Net Income (loss) allocable to Redeemable Class A Common Stock
Interest Income	$1,134,391	$346,011
Income and Franchise Tax	(378,916)	(167,069)
Redeemable Net Income	$755,475	$178,942
Denominator: Weighted Average Redeemable Class A Common Stock
Redeemable Class A Common Stock, Basic and Diluted	17,250,000	17,250,000
Net Income (loss)/Basic and Diluted Redeemable Class A Common Stock	$0.04	$0.01

Non-Redeemable Class A and B Common Stock
Numerator: Net Income (loss) minus Redeemable Net Income (loss)
Net Income (loss)	$(42,986,163)	$5,343,820
Redeemable Net Income (loss)	(755,475)	(178,942)
Non-Redeemable Net Income (loss)	$(43,741,638)	$5,164,878
Denominator: Weighted Average Non-Redeemable Class A and B Common Stock
Non-Redeemable Class A and B Common Stock, Basic	4,857,500	4,041,761
Net Income (loss)/Basic Non-Redeemable Class A and B Common Stock	$(9.00)	$1.28
Non-Redeemable Class A and B Common Stock, Diluted	4,857,500	4,168,777
Net Income (loss)/Diluted Non-Redeemable Class A and B Common Stock	$(9.00)	$1.24

STABLE ROAD ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (AS RESTATED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying consolidated balance sheets, primarily due to their short-term nature (see Note 9).

Recently Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 17,250,000 Units, which includes the full exercise by the underwriter of its option to purchase an additional 2,250,000 Units at $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor and Cantor purchased an aggregate of 545,000 Placement Units at a price of $10.00 per Placement Unit, for an aggregate purchase price of $5,450,000. Each Placement Unit consists of one share of Class A common stock (“Placement Share”) and one-half of one redeemable warrant (“Placement Warrant”). Each whole Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share. The proceeds from the Placement Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Placement Units and all underlying securities will be worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

In June 2019, the Sponsor purchased 4,312,500 shares (the “Founder Shares”) of the Company’s Class B common stock for an aggregate price of $25,000. The Founder Shares will automatically convert into shares of Class A common stock at the time of a Business Combination, or earlier at the option of the holders, on a one-for-one basis, subject to certain adjustments, as described in Note 7.

The Founder Shares included up to 562,500 shares subject to forfeiture to the extent that the underwriter’s over-allotment option was not exercised in full or in part, so that the Sponsor would own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor did not purchase any Public Shares in the Initial Public Offering and excluding Placement Shares included in the Placement Units). As a result of the underwriter’s election to fully exercise its over-allotment option, the 562,500 Founder Shares are no longer subject to forfeiture.

STABLE ROAD ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (AS RESTATED)

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Support Agreement

The Company entered into an agreement whereby, commencing on November 8, 2019 through the earlier of the Company’s consummation of a Business Combination or its liquidation, the Company will pay an affiliate of the Sponsor a total of $10,000 per month for office space, utilities and administrative support. For the year ended December 31, 2020 and the period from May 28, 2019 (inception) to December 31, 2019, the Company incurred $120,000 and $20,000 in fees for these services, respectively, of which $30,000 and $20,000, are included in accrued expenses in the accompanying consolidated balance sheets at December 31, 2020 and 2019, respectively.

Related Party Loans

On June 28, 2019, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Promissory Note”). The Promissory Note was non-interest bearing and payable on the earlier of December 31, 2019 or the completion of the Initial Public Offering. Borrowings outstanding under the Promissory Note of $222,725 were repaid upon the consummation of the Initial Public Offering on November 13, 2019.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units upon consummation of the Business Combination at a price of $10.00 per unit. The units would be identical to the Placement Units. There were no outstanding borrowings under the Working Capital Loans as of December 31, 2020 and 2019.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or completion of a business combination, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration Rights

Pursuant to a registration rights agreement entered into on November 7, 2019, the holders of the Founder Shares, Placement Units (including securities contained therein) and units (including securities contained therein) that may be issued upon conversion of Working Capital Loans, and any shares of Class A common stock issuable upon the exercise

STABLE ROAD ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (AS RESTATED)

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

of the Placement Warrants and any shares of Class A common stock and warrants (and underlying Class A common stock) that may be issued upon conversion of the units issued as part of the Working Capital Loans and Class A common stock issuable upon conversion of the Founder Shares, are entitled to registration rights, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Class A common stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. Notwithstanding the foregoing, Cantor may not exercise its demand and “piggyback” registration rights after five (5) and seven (7) years after the effective date of the registration statement and may not exercise its demand rights on more than one occasion. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriter was paid a cash underwriting discount of $3,450,000, or $0.20 per Unit of the gross proceeds from the Units sold in the Initial Public Offering. In addition, the underwriter is entitled to a deferred fee of $0.40 per Unit of the gross proceeds from the Units sold in the Initial Public Offering, or $6,900,000 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Legal Proceedings

On December 3, 2020, a purported stockholder of the Company filed a complaint against the Company and its board of directors in the United States District Court for the Southern District of New York, in a case captioned Wallace v. Stable Road Acquisition Corp., et al., No. 1:20-cv-10193, alleging that the Company’s Registration Statement on Form S-4, originally filed with the SEC on November 2, 2020, omitted certain material information regarding the Proposed Transaction with Momentus, in violation of the securities laws. As relief, the complaint seeks an injunction barring the Company from proceeding with a stockholder vote with respect to, or consummating, the Proposed Transaction absent additional disclosures, as well as unspecified costs and damages. On December 9, 2020, another purported stockholder of the Company filed a complaint against the Company and its board of directors in the Supreme Court of the State of New York for the County of New York, in a case captioned Ciccotelli v. Stable Road Acquisition Corp., et al., No. 656895/2020, raising similar allegations and seeking similar relief as the complaint from the Wallace action.

In January 2021, the SEC’s Division of Enforcement informed the Company that it was investigating certain disclosures made in filings with the SEC, including in connection with the Proposed Transaction. The Company is fully cooperating with the SEC’s investigation.

The Company believes the outcome of these matters cannot be determined at this time.

NOTE 7. STOCKHOLDERS’ EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2020 and 2019, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2020 and 2019, there were 6,668,084 and 2,369,468 shares of Class A common stock issued or outstanding, excluding 11,126,916 and 15,425,532 shares of common stock subject to possible redemption, respectively.

Class B Common Stock — The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. At December 31, 2020 and 2019, there were 4,312,500 shares of Class B common stock issued and outstanding.

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders except as required by law.

STABLE ROAD ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (AS RESTATED)

NOTE 7. STOCKHOLDERS’ EQUITY (cont.)

The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of a Business Combination on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering (not including the shares of Class A common stock underlying the Placement Units) plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with a Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination, any private placement-equivalent warrants issued, or to be issued, to any seller in a Business Combination, any private placement equivalent securities issued to the Sponsor or its affiliates upon conversion of loans made to the Company).

NOTE 8. WARRANTS

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

Notwithstanding the foregoing, if a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption; and

STABLE ROAD ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (AS RESTATED)

NOTE 8. WARRANTS (cont.)

•        if, and only if, the reported last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may not exercise its redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), and (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the shares of Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Placement Warrants and the Class A common stock issuable upon the exercise of the Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 9. INCOME TAX

The Company did not have any significant deferred tax assets or liabilities as of December 31, 2020 and 2019.

The Company’s net deferred tax assets are as follows:

	December 31,
	2020	2019
Deferred tax asset
Organizational costs/Startup expenses	$763,877	$24,483
Total deferred tax asset	763,877	24,483
Valuation allowance	(763,877)	(24,483)
Deferred tax asset, net of allowance	$—	$—

STABLE ROAD ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (AS RESTATED)

NOTE 9. INCOME TAX (cont.)

The income tax provision consists of the following:

	December 31,
	2020	2019
Federal
Current	$178,866	$47,567
Deferred	(739,394)	(24,483)

State
Current	$—	$—
Deferred	—	—
Change in valuation allowance	739,394	24,483
Income tax provision	$178,866	$47,567

As of December 31, 2020 and 2019, the Company did not have any U.S. federal and state net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2020 and the period from May 28, 2019 (inception) through December 31, 2019, the change in the valuation allowance was $739,394 and $24,483, respectively.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at for the year ended December 31, 2020 and for the period from May 28, 2019 (inception) through December 31, 2019 is as follows:

	December 31,
	2020	2019
Statutory federal income tax rate	21.0%	21.0%
Change in fair value of warrant liability	(19.7)%	(23.9)%
Transaction costs allocable to warrant liabilities	—	3.3%
Change in valuation allowance	(1.7)%	0.5%
Income tax provision	(0.4)%	0.9%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

NOTE 10. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data

STABLE ROAD ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (AS RESTATED)

NOTE 10. FAIR VALUE MEASUREMENTS (cont.)

obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company classifies its U.S. Treasury and equivalent securities as held-to-maturity in accordance with ASC Topic 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying consolidated balance sheets and adjusted for the amortization or accretion of premiums or discounts.

At December 31, 2020, assets held in the Trust Account were comprised of $636 in cash and $173,107,113 in U.S. Treasury securities. During the year ended December 31, 2020, the Company withdrew $872,653 of interest income from the Trust Account to pay for franchise and income taxes.

At December 31, 2019, assets held in the Trust Account were comprised of $873 in cash and $172,845,138 in U.S. Treasury securities. During the period from May 28, 2019 (inception) through December 31, 2019, the Company did not withdraw any interest income from the Trust Account.

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2020 and 2019 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. The gross holding gains and fair value of held-to-maturity securities at December 31, 2020 and 2019 are as follows:

	Held-To-Maturity	Level	Amortized Cost	Gross Holding Gain	Fair Value
December 31, 2020	U.S. Treasury Securities (Mature on 1/5/2021)	1	$173,107,113	$1,887	$173,109,000

December 31, 2019	U.S. Treasury Securities (Matured on 5/14/2020)	1	$172,845,138	$13,410	$172,858,548
Liabilities:	Level	December 31, 2020	December 31, 2019
Warrant Liability – Public Warrants	1	45,625,388	7,331,250
Warrant Liability – Private Placement Warrants	3	2,452,500	525,925

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the Company’s consolidated balance sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the consolidated statement of operations.

STABLE ROAD ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (AS RESTATED)

NOTE 10. FAIR VALUE MEASUREMENTS (cont.)

Initial Measurement

The Company established the initial fair value for the Warrants on November 13, 2019, the date of the Company’s Initial Public Offering, using a Black-Scholes Model for private warrants and a Post-Acquisition Simulation for public warrants. The Company allocated the proceeds received from (i) the sale of Units (which is inclusive of one share of common stock and one-third of one Public Warrant), (ii) the sale of Private Placement Warrants, and (iii) the issuance of common shares, first to the Warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to common shares subject to possible redemption, and common shares based on their relative fair values at the initial measurement date.

The key inputs into the Black-Scholes model for the Private Placement Warrants were as follows at initial measurement:

Input	November 13, 2019 (Initial Measurement)
Risk-free interest rate	1.73%
Holding period (years)	5.25
Volatility	25.00%
Exercise price	$11.50
Underlying value	$9.50

The key inputs into the Post-Acquisition Simulation for the Public Warrants were as follows at initial measurement:

Input	November 13, 2019 (Initial Measurement)
Risk-free interest rate	1.73%
Holding period (days)	1,260
Volatility	25.00%
Warrant redemption price	$18.00

On November 13, 2019, the Private Placement Warrants and Public Warrants were determined to be $1.67 and $1.57 per warrant for aggregate values of $0.5 million and $13.5 million, respectively.

Subsequent Measurement

The Warrants are measured at fair value on a recurring basis. The subsequent measurement of the Public Warrants as of December 31, 2020 and 2019 is classified as Level 1 due to the use of an observable market quote in an active market.

The key inputs into the Black-Scholes model for the Private Placement Warrants were as follows at December 31, 2020 and 2019:

Input	December 31, 2020	December 31, 2019
Risk-free interest rate	0.31%	1.74%
Holding period (years)	5.25	5.25
Volatility	25.00%	25.00%
Exercise price	$11.50	$11.50
Underlying value	$10.08	$9.96

As of December 31, 2020, the aggregate values of the Private Placement Warrants and Public Warrants were $2.5 million and $45.6 million, respectively.

STABLE ROAD ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS (AS RESTATED)

NOTE 10. FAIR VALUE MEASUREMENTS (cont.)

As of December 31, 2019, the aggregate values of the Private Placement Warrants and Public Warrants were approximately $526,000 and $7.3 million, respectively.

The table below presents the Public and Private Warrants at Level 3 from initial measurement to December 31, 2020.

	Private Placement	Public	Warrant Liabilities
Fair value – May 28, 2019	$—	$—	$—
Initial measurement on November 13, 2019 (IPO)	455,075	13,541,250	13,996,325
Change in fair value	70,850	(6,210,000)	(6,139,150)
Transfers out of Level 3	—	(7,331,250)	(7,331,250)
Fair value as of December 31, 2019	$525,925	$—	$525,925
Change in fair value	1,926,575	—	1,926,575
Fair value as of December 31, 2020	$2,452,500	$—	$2,452,500

Due to the use of quoted prices in an active market (Level 1) to measure the fair value of the Public Warrants, the Company had transfers out of Level 3 totaling $7,331,250, which represents the fair value of the warrants as of December 31, 2019. For each reporting period subsequent to December 31, 2019, the fair value of the Public Warrants are valued using an active market and are classified as Level 1 within the fair value hierarchy.

Level 3 financial liabilities consist of the Private Placement Warrant liability for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation. Changes in categorization within the fair value hierarchy are recognized at the end of each reporting period based on changes in estimates or assumptions and recorded as appropriate.

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Based upon this review, other than as described below and in Note 2, the Company did not identify subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

In February 2021, Stable Road Capital LLC and DIBALYD Investments, an affiliate of Nala Investments, each loaned $300,000 to the Company pursuant to non-interest bearing promissory notes in order to finance transaction and working capital costs. The promissory notes mature upon the earlier of June 30, 2021 or the consummation of the Company’s initial Business Combination.

MOMENTUS INC.
Condensed Balance Sheets

	March 31, 2021	December 31, 2020
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$57,075,128	$23,004,546
Restricted cash, current	100,000	100,000
Prepaids and other current assets	13,003,817	4,508,284
Total current assets	70,178,945	27,612,830
Property, machinery and equipment, net	3,001,430	2,321,100
Intangible assets, net	319,706	305,482
Operating right of use asset	8,467,179	316,040
Deferred offering costs	3,006,696	2,610,024
Restricted cash, non-current	415,721	415,000
Other non-current assets	2,250,000	2,740,000
Total assets	$87,639,677	$36,320,476

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Accounts payable	$2,223,360	$1,862,668
Accrued expenses	8,188,385	3,063,880
Loan payable, current	9,895,554	—
Contract liabilities, current	1,667,190	1,913,734
Operating lease liability, current	795,753	254,197
Other current liabilities	299,867	219,977
Total current liabilities	23,070,109	7,314,456
Contract liabilities, non-current	1,103,540	711,090
Warrant liability	10,771,002	3,206,185
SAFE notes	263,728,758	314,439,663
Operating lease liability, non-current	7,926,529	71,961
Other non-current liabilities	48,626	48,626
Total liabilities	306,648,564	325,791,981

Stockholders’ deficit:
Preferred stock
Series Seed preferred stock	$42	$42
Series Seed-1 preferred stock	3	3
Series Seed-2 preferred stock	5	5
Series A preferred stock	62	62
Series A-1 preferred stock	32	32
FF Preferred common stock	20	20
Common stock	89	88
Additional paid-in capital	45,658,057	39,866,244
Accumulated deficit	(264,667,197)	(329,338,001)
Total stockholders’ deficit	(219,008,887)	(289,471,505)
Total liabilities and stockholders’ deficit	$87,639,677	$36,320,476

The accompanying notes are an integral part of these financial statements

The balance sheet at December 31, 2020 has been derived from the audited financial statements at that date

MOMENTUS INC.
Condensed Statements of Operations

(unaudited)

	Three Months Ended March 31,
	2021	2020
Service revenue	$130,000	$—
Cost of revenue	48,400	—
Gross margin	81,600	—
Operating expenses:
Research and development expenses	9,906,275	4,417,565
Selling, general and administrative expenses	14,004,509	1,854,516
Total operating expenses	23,910,784	6,272,081
Loss from operations	(23,829,184)	(6,272,081)

Other income (expense):
Decrease (increase) in fair value of SAFE notes	81,563,592	(1,384)
Decrease in fair value of warrants	8,082,722	1,609
Interest income	1,005	3,278
Interest expense	(968,094)	(15,898)
Other (expense) income	(179,237)	29,831
Total other income	88,499,988	17,436
Income (loss) before income taxes	64,670,804	(6,254,645)
Income tax provision	—	—
Net income (loss)	$64,670,804	$(6,254,645)
Net income ( loss) per share, basic	$0.72	$(0.07)
Net loss per share, diluted	$(0.07)	$(0.07)
Weighted average shares outstanding, basic	89,370,142	95,212,105
Weighted average shares outstanding, diluted	355,371,072	95,212,105

The accompanying notes are an integral part of these financial statements

MOMENTUS INC.
CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(UNAUDITED)

	Preferred stock		FF Preferred		Common stock – Class A		Common stock – Class B		Additional paid in capital	Accumulated deficit	Total stockholders’ equity (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2019	144,875,941	$144	20,000,000	$20	15,493,658	$15	80,000,000	$80	$37,003,971	$(22,307,244)	$14,696,986
Stock option exercises	—	—	—	—	718,750	1	—	—	7,187	—	7,188
Stock-based compensation – Stock options and RSAs	—	—	—	—	—	—	—	—	101,542	—	101,542
Stock contribution from co-founder (note 13)	—	—	—	—	—	—	(10,000,000)	(10)	10	—	—
ASC 842 lease accounting adoption	—	—	—	—	—	—	—	—	—	(3,612)	(3,612)
Net loss	—	—	—	—	—	—	—	—		(6,254,645)	(6,254,645)
Balance, March 31, 2020	144,875,941	$144	20,000,000	$20	16,212,408	$16	70,000,000	$70	$37,112,710	$(28,565,501)	$8,547,459
	Preferred stock		FF Preferred		Common stock – Class A		Common stock – Class B		Additional paid in capital	Accumulated deficit	Total stockholders’ equity (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2020	144,875,941	$144	20,000,000	$20	18,398,005	$18	70,000,000	$70	$39,866,244	$(329,338,001)	$(289,471,505)
Stock option exercises	—	—	—	—	1,096,623	1	—	—	23,963	—	23,964
Stock-based compensation – Stock options and RSAs	—	—	—	—	—	—	—	—	5,767,850	—	5,767,850
Net income	—	—	—	—	—	—	—	—	—	64,670,804	64,670,804
Balance, March 31, 2021	144,875,941	$144	20,000,000	$20	19,494,628	$19	70,000,000	$70	$45,658,057	$(264,667,197)	$(219,008,887)

The accompanying notes are an integral part of these financial statements

MOMENTUS INC.

CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net income (loss)	$64,670,804	$(6,254,645)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	199,338	122,799
Amortization of debt discount and issuance costs	718,092	3,712
Decrease in fair value of warrants	(8,082,722)	(1,609)
(Decrease) increase in fair value of SAFE notes	(81,563,592)	1,384
Stock-based compensation expense	5,767,850	101,542

Changes in operating assets and liabilities:
Prepaids and other current assets	(8,495,533)	(2,738,787)
Other non-current assets	93,328	1,799,550
Accounts payable	(96,846)	542,915
Accrued expenses	5,119,605	(72,418)
Other current liabilities	79,891	3,062
Contract liabilities	145,906	197,750
Lease liability and right of use asset	244,985	6,616
Net cash used in operating activities	(21,198,894)	(6,288,129)

Cash flows from investing activities:
Purchase of property, machinery and equipment	(428,642)	(554,258)
Purchases of intangible assets	(2,812)	(30,420)
Net cash used in investing activities	(431,454)	(584,678)

Cash flows from financing activities:
Proceeds from issuance of SAFE notes	30,852,687	6,754,415
Proceeds from issuance of term loan payable	25,000,000	1,536,772
Payment of debt issuance costs	(175,000)	—
Proceeds from issuance of common stock	23,964	7,187
Net cash provided by financing activities	55,701,651	8,298,374
Increase in cash, cash equivalents and restricted cash	34,071,303	1,425,567
Cash, cash equivalents and restricted cash, beginning of period	23,519,546	13,002,056
Cash, cash equivalents and restricted cash, end of period	$57,590,849	$14,427,623

Supplemental disclosure of non-cash investing and financing activities
Deferred offering costs in accounts payable and accrued expenses at period end	$860,767	$—

Supplemental disclosure of cash flow information
Cash paid for interest	$250,000	$9,573

The accompanying notes are an integral part of these financial statements

MOMENTUS INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 1. Nature of Operations

Company and Background

Momentus Inc. (“Momentus” or the “Company”) was incorporated in the State of Delaware on May 16, 2017, and is headquartered in Santa Clara, California. The Company plans to offer in-space infrastructure services that can be instrumental to enabling the commercialization of space. The Company plans to partner with launch providers and seeks to offer a range of in-space services, including transportation services, satellite-as-a-service and in-orbit services. The Company’s vehicles will be equipped with a propulsion system (microwave electrothermal thruster) which uses water as a propellant.

On October 7, 2020, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with Stable Road Acquisition Corp. (“SRAC”), a publicly listed special purpose acquisition company, Project Marvel First Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of SRAC (“First Merger Sub”), and Project Marvel Second Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of SRAC (“Second Merger Sub”), pursuant to which the First Merger Sub will merge with and into the Company with the Company as the surviving corporation of the First Merger Sub, and immediately following which the surviving corporation will merge with and into the Second Merger Sub, with the Second Merger Sub as the surviving entity (the “Business Combination”). Following the closing of the Business Combination, SRAC will be renamed Momentus Inc. and such combined operating company (the “Combined Company”) would continue to have its Class A common stock and public warrants listed on The Nasdaq Stock Market LLC (“Nasdaq”) and trade under the ticker symbols “MNTS” and “MNTSW”, respectively. Prior to the signing of the Merger Agreement, the Merger Agreement and the transactions contemplated were unanimously approved by the Board of Directors of the Company and SRAC. Closing of the transactions contemplated by the Merger Agreement are subject to the approval by the stockholders of the Company and the SRAC’s stockholders, among other closing conditions.

Note 2. Summary of Significant Accounting Policies

Unaudited Interim Financial Information

The accompanying interim condensed financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. The balance sheet as of December 31, 2020 was derived from the Company’s audited financial statements but does not include all disclosures required by GAAP for audited financial statements. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The unaudited interim condensed financial statements have been prepared on the same basis as the audited financial statements. In the opinion of the Company’s management, the accompanying unaudited interim condensed financial statements contain all adjustments that are necessary to present fairly the Company’s financial position as of March 31, 2021, and the net loss, stockholders’ equity, and cash flows for the three months ended March 31, 2021 and 2020. Such adjustments are of a normal and recurring nature. The results for the three months ended March 31, 2021 are not necessarily indicative of the results for the year ending December 31, 2021, or for any future period. These interim condensed financial statements should be read in conjunction with the audited financial statements as of and for the years ended December 31, 2020 and 2019.

Reclassifications

Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation. None of the reclassifications have changed the total assets, liabilities, stockholders’ deficit, income, expenses or net losses previously reported.

MOMENTUS INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (cont.)

Going Concern

The Company has a history of operating losses and negative cash flows from operations. Management’s plans to continue as a going concern include raising additional financing, specifically through the Business Combination, and generating long term revenues through multi-year service agreements for its products and services. Prior to the consummation of the Business Combination, the Company will also pursue additional debt and/or equity forms of bridge financing, as may be necessary. There can be no assurance that such plans will be successful and, as such, the Company’s management concluded that substantial doubt exists about the Company’s ability to continue as a going concern. Further, the perception that the Company may not be able to continue as a going concern may also make it more difficult to operate its business due to concerns about its ability to meet its contractual obligations.

The Company will need to obtain additional funding whether through private or public equity or debt offerings or a combination thereof, and such additional funding may not be available on terms the Company finds acceptable. If the Company is unable to obtain sufficient capital to continue to advance its products and services, the Company would be forced to delay, reduce or eliminate its research and development programs and any future commercialization efforts. Accordingly, the Company has concluded there is substantial doubt about its ability to continue as a going concern within one year after the date these financial statements are issued.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Accordingly, actual results could differ from those estimates. Significant estimates inherent in the preparation of the financial statements include, but are not limited to, accounting for useful lives of property, machinery and equipment, net, accrued liabilities, income taxes including deferred tax assets and liabilities, impairment valuation and stock-based awards.

COVID-19 Pandemic

As a result of the COVID-19 pandemic, the U.S. government and various states implemented quarantine requirements and travel restrictions. The extent of the impact of COVID-19 on the Company’s financial statements will depend on future developments, including the duration of the outbreak, resurgences and emergence of variants, all of which are highly uncertain and cannot be predicted. The potential impact of COVID-19 on the Company’s operations is inherently difficult to predict and could adversely impact the Company’s business, financial condition or results of operations.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments purchased with a remaining maturity of three months or less. The carrying amount of cash and cash equivalents approximate fair value because of the short-term maturity of these instruments.

Restricted Cash

Restricted cash primarily represents deposited cash that is restricted by a financial institution as collateral for a $515,721 letter of credit issued to a landlord in accordance with the terms of a lease agreement the Company entered into in December 2020. $100,000 of the restricted cash is classified as a current asset as it will be returned to the Company upon the completion of the Business Combination with SRAC. The remaining amount of restricted cash of $415,721 is classified as a non-current asset as it will be returned to the Company upon the occurrence of future events which are expected to occur beyond at least one year from March 31, 2021.

MOMENTUS INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (cont.)

Revenue Recognition

The Company enters into contracts for ‘last-mile’ satellite and cargo delivery, payload hosting and in-orbit servicing options with customers that are primarily in the aerospace industry. From inception to March 31, 2021, the Company has not completed a commercial launch of customer cargo and as a result, has not recognized revenue to date for services. However, as of March 31, 2021 and December 31, 2020, the Company has signed contracts with customers including firm orders and options (some of which have already been exercised by customers) and has collected $2,770,730 and $2,624,824, respectively, in customer deposits, which are recorded as current and non-current contract liabilities in the Company’s balance sheet and will be recognized as revenue (along with any other fees that have been paid) upon the earlier of the satisfaction of the Company’s performance obligation or when the customer cancels the contract. For the three months ended March 31, 2021, the Company recognized revenue related to a customer cancelled contract of $130,000, which was previously recorded as a contract liability and recorded $48,400 as a cost of revenue for costs incurred related to the cancelled contract. While our standard contracts do not contain refund or recourse provisions that enable our customers to recover any non-refundable fees that have been paid, the Company may issue full or partial refunds to customers on a case-by-case basis as necessary to preserve and foster future business relationships and customer goodwill.

The Company accounts for customer contracts in accordance with ASC Topic 606, Revenue from Contracts with Customers, which includes the following five-step model:

•        Identification of the contract, or contracts, with a customer.

•        Identification of the performance obligations in the contract.

•        Determination of the transaction price.

•        Allocation of the transaction price to the performance obligations in the contract.

•        Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company’s contracts are cancellable for convenience by the customer and typically do not contain variable consideration. However, the full transaction price is collected in advance of the scheduled launch and all fees that are paid are non-refundable (and are not limited to deposits), regardless if the contract is cancelled by the customer or in the event a performance obligation is not satisfied by the Company.

The Company’s services are considered a single performance obligation, to transport the customers’ payload to a specified orbit in space. The Company recognizes revenue at a point in time when control is transferred, which is considered to be upon the release of the customer’s payload into its specified orbit or when the customer cancels the contract. The Company will calculate the weight distribution of each transfer vehicle at the customer level, and will estimate the delivery date for each customer’s payload based on the relative weight of payloads released to determine the point in time to recognize revenue for each payload release.

In periods in which the Company recognizes revenue, the Company will disclose the amounts of revenue recognized that was included as a contract liability balance at the beginning of the reporting period in accordance with ASC 606-10-50-8(b).

Deferred Fulfillment and Prepaid Launch Costs

The Company prepays for certain launch costs to third party providers that will carry the transport vehicle to orbit. Prepaid costs allocated to the delivery of a customer’s payload are classified as deferred fulfillment costs and recognized as cost of revenue upon delivery of the customer’s payload. Prepaid costs allocated to the Company’s payload are classified as prepaid launch costs and are amortized to research and development expense upon the release of the Company’s payload. The allocation is determined based on the distribution between customer and Company payload weight on each launch.

MOMENTUS INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (cont.)

As of March 31, 2021, and December 31, 2020, the Company had $11,650,000 and $4,650,000, respectively of deferred fulfillment and prepaid launch costs in the accompanying balance sheets. As discussed in Note 14 — Subsequent Events, the Company received notification from SpaceX on May 21, 2021 that it was terminating two launch service agreements for flights scheduled during calendar year 2021 and that they considered the Company to be in default of prior payments totaling $8.7 million. The Company believes the prepayments will be non-recoverable as this was the third time the payload was rescheduled. As a result of the notification from SpaceX, the Company will record an expense of $8.7 million of current prepaid launch costs during the three months ending June 30, 2021.

Contract Liabilities

Customer deposits collected prior to the release of the customer’s payload into its specified orbit are recorded as current and non-current contract liabilities in the Company’s balance sheet as the amounts received represent a prepayment for the satisfaction of a future performance obligation that has not yet commenced. Each non-refundable deposit is determined to be a contract liability upon cash collection. Prior to making this determination, the Company ensures that a valid contract is in place that meets the definition of the existence of a contract in accordance with ASC 606-10-25-1 and 2.

SAFE Notes

The Company issued Simple Agreement for Future Equity (“SAFE”) notes to investors during the three months ended March 31, 2021 and the years ended December 31, 2020 and 2019. The SAFE notes provide the investors the right to certain shares of the Company’s capital stock upon an equity financing. The Company determined that the SAFE notes are not a legal form debt (i.e., no creditors’ rights). The SAFE notes include a provision allowing for the investors to receive a portion of the proceeds upon a change of control equal to the greater of their investment amount or the amount payable based upon a number of shares of common stock equal to the investment amount divided by the liquidity price, the occurrence of which is outside the control of the Company. This provision requires the SAFE notes to be classified as marked-to-market liabilities pursuant to ASC 480. The SAFE notes are recorded as a long-term liability at their estimated fair value. See Note 8 for more information.

Warrants

The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreements. See Note 10 for more information.

Fair value measurements

The Company follows ASC 820-10, Fair Value Measurements and Disclosures, which among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability.

Three levels of inputs may be used to measure fair value:

•        Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical, unrestricted assets or liabilities in active markets.

•        Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

MOMENTUS INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (cont.)

•        Level 3 — Unobservable inputs that are supported by little or no market activity and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The fair values of cash and cash equivalents, accounts receivable, trade accounts payable, and certain prepaid and other current assets and accrued expenses approximate carrying values because of their short-term nature. The carrying value of certain other non-current assets and liabilities approximates fair value. The Company’s SAFE note liabilities are marked-to-market liabilities pursuant to ASC 480 and are classified within Level 3 of the fair value hierarchy as the Company is using a backsolve method within the Black Scholes Option Pricing model, which allowed the Company to solve for the implied value of the business based on the terms of the SAFE investments. Significant unobservable inputs include volatility and expected term. The Company’s warrants are recorded as a derivative liability pursuant to ASC 815 and are classified within Level 3 of the fair value hierarchy as the Company is using the Black Scholes Option Pricing model. Significant unobservable inputs include stock price, volatility and expected term.

Cost of revenue

Cost of revenue consists primarily of expenses associated with the cost of the transport vehicle and third-party launch costs. Until the transport vehicle design is completed and released for production, the cost of these transport vehicles is being expensed as research and development costs as materials and services are received. The current design and technology allow for a single use of the transport vehicle.

Advertising Expenses

Advertising is expensed as incurred. Advertising expense for the three months ended March 31, 2021 and 2020 was $3,548 and $36,781, respectively.

Leases

The Company leases real estate facilities under non-cancellable operating leases with various expiration dates through fiscal year 2028. The Company determines if an arrangement contains a lease at inception based on whether there is an identified property, plant or equipment and whether the Company controls the use of the identified asset throughout the period of use.

The Company adopted the Accounting Standard Update (“ASU”) No. 2016-02, Leases (Topic 842) on January 1, 2020. The Company elected the package of practical expedients for transition under which the Company did not reassess its prior conclusions about lease identification, lease classification and initial direct costs. Additionally, the Company elected the hindsight practical expedient for transition under which conclusions around lease term and impairment will not be reassessed.

Operating leases are included in the accompanying balance sheets. Operating lease right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and are included in other non-current assets. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease and are included in current and non-current liabilities. Operating lease ROU assets and lease liabilities are recognized at the lease inception date based on the present value of lease payments over the lease term discounted based on the more readily determinable of (i) the rate implicit in the lease or (ii) the Company’s incremental borrowing rate (which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease). Because the Company’s operating leases generally do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at the lease commencement date for borrowings with a similar term.

The Company’s operating lease ROU assets are measured based on the corresponding operating lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs incurred and (iii) tenant incentives under the lease. The Company does not assume renewals or early terminations unless it is reasonably certain that it will exercise these options at commencement. The Company elected the practical expedient which allows

MOMENTUS INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (cont.)

the Company to not allocate consideration between lease and non-lease components. Variable lease payments are recognized in the period in which the obligation for those payments are incurred. In addition, the Company elected the practical expedient such that it does not recognize ROU assets or lease liabilities for leases with a term of 12 months or less of all asset classes. Operating lease expense is recognized on a straight-line basis over the lease term.

Deferred Offering Costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred that are directly related to the Company’s planned Business Combination (See Note 14). These costs will be charged to stockholders’ equity (deficit) upon the completion of the Business Combination. As of March 31, 2021 and December 31, 2020, the Company recorded $3,006,696 and $2,610,024, respectively, of offering costs as a current asset. As of March 31, 2021, $2,145,929 of offering costs have been paid and $860,767 have been recorded in accrued expenses. As of December 31, 2020, $2,104,214 of offering costs were paid and $505,783 was recorded in accrued expenses.

Income Taxes

The Company accounts for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, management considers all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies.

In the event that management changes its determination as to the amount of deferred tax assets that can be realized, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

The Company is required to evaluate the tax positions taken in the course of preparing its tax returns to determine whether tax positions are “more likely than not” of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the “more likely than not” threshold would be recorded as a tax expense in the current year. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position.

The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized.

Basic and Diluted Income (Loss) Per Share

Net income (loss) per share is provided in accordance with FASB ASC 260-10, “Earnings per Share”. The Company’s preferred shares are participating securities as the holders of the preferred shares are entitled to participate in dividends with ordinary shares. Net losses are not allocated to the preferred shares as the holders of the preferred shares do not have a contractual obligation to share in any losses. Accordingly, basic net loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. Diluted loss per share excludes all potential common shares and SAFE notes if their effect is anti-dilutive. The table

MOMENTUS INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (cont.)

below excludes all potential common shares if their effect is anti-dilutive for the three months ended March 31, 2020. There were no anti-dilutive shares for the three months ended March 31, 2021.

2020
Series Seed preferred stock	42,298,151
Series Seed-1 preferred stock	3,563,412
Series Seed-2 preferred stock	4,751,218
Series A preferred stock	61,962,132
Series A-1 preferred stock	32,301,028
FF preferred common stock	20,000,000
Options outstanding under stock incentive plan	34,765,069
Options outstanding outside of stock incentive plan	545,454
Common stock warrants	1,250,000
Preferred stock warrants	774,527
SAFE notes outstanding (shares not reserved)	17,713,128
Total	219,924,119

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing operating performance. In consideration of Accounting Standards Codification (“ASC”) 280, “Segment Reporting,” the Company is not organized around specific services or geographic regions. The Company currently operates in one service line providing in-space transportation services.

Our chief operating decision maker uses condensed financial information to evaluate our performance, which is the same basis on which our results and performance are communicated to our Board of Directors. Based on the information described above and in accordance with the applicable literature, management has concluded that the Company is organized and operated as one operating and reportable segment.

Recently Issued Accounting Standards

In December 2020, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the accounting for income taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in income taxes. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The Company adopted this standard on January 1, 2021. The adoption of this standard did not have a material impact on the Company’s financial statements.

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt. Instead, they will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was within the scope of those models before the adoption of ASU 2020-06. Also, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share and the treasury stock method will be no longer available. The provisions of ASU 2020-06 are applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of ASU 2020-06 on its financial statements.

MOMENTUS INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (cont.)

Recently Adopted Accounting Standards

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This standard requires capitalization of the implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. Further, the standard also requires the Company to expense the capitalized implementation costs of a hosting arrangement over the term of the hosting arrangement. We adopted ASU 2018-15 on January 1, 2021. As of March 31, 2021, we have recorded $12,140 of capitalized implementation costs incurred in a hosting arrangement.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This guidance is intended to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheet and disclosing key information about lease arrangements. The Company adopted the standard as of January 1, 2020, using the modified retrospective approach and has elected to use the optional transition method which allows the Company to apply the guidance of ASC 840, including disclosure requirements, in the comparative periods presented. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification related to agreements entered prior to adoption.

The adoption of the new standard resulted in recognition of operating lease ROU assets and operating lease liabilities of $545,707 and $555,916, respectively, as of January 1, 2020. There was no material cumulative impact of transition to accumulated deficit as of the adoption date. The standard did not materially impact the accompanying statements of operations and had no impact on the accompanying statements of cash flows.

Note 3. Prepaids and Other Current Assets

Prepaids and other current assets consisted of the following:

	March 31, 2021	December 31, 2020
Prepaid launch costs, current	$9,500,000	$2,260,000
Prepaid research and development	2,253,932	1,452,557
Prepaid insurance and other assets	1,249,885	795,727
Total	$13,003,817	$4,508,284

As of March 31, 2021 and December 31, 2020, the non-current portion of prepaid launch costs recorded in other non-current assets was $2,150,000 and $2,390,000, respectively. As discussed in Note 14 — Subsequent Events, the Company received notification from SpaceX on May 21, 2021that it was terminating two launch service agreements for flights scheduled during calendar year 2021 and that they considered the Company to be in default of prior payments totaling $8.7 million. The Company believes the prepayments will be non-recoverable as this was the third time the payload was rescheduled. As a result of the notification from SpaceX, the Company will record an expense of $8.7 million of current prepaid launch costs during the three months ending June 30, 2021.

MOMENTUS INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 4. Property, Machinery and Equipment, net

Property, machinery and equipment, net consisted of the following:

	March 31, 2021	December 31, 2020
Computer equipment	$177,868	$177,868
Furniture and fixtures	205,976	205,976
Leasehold improvements	870,692	665,146
Machinery and equipment	2,274,724	1,935,974
Construction in-progress	442,642	117,655
	3,971,902	3,102,619
Less: accumulated depreciation	(970,472)	(781,519)
Property, machinery and equipment, net	$3,001,430	$2,321,100

Depreciation expense related to property, machinery and equipment for the three months ended March 31, 2021 and 2020 was $188,953 and $115,807, respectively.

Note 5. Intangible Assets, net

Intangible assets, net consisted of the following as of March 31, 2021:

	Gross Value	Accumulated Amortization	Net Value	Weighted average remaining amortization period (in years)
Patents/Intellectual Property	$381,499	$(61,793)	$319,706	7.86

Intangible assets, net consisted of the following as of December 31, 2020:

	Gross Value	Accumulated Amortization	Net Value	Weighted average remaining amortization period (in years)
Patents/Intellectual Property	$356,890	$(51,408)	$305,482	7.62

Amortization expense related to intangible assets for the three months ended March 31, 2021 and 2020 was $10,385 and $6,992, respectively. As of March 31, 2021, the future estimated amortization expense related to intangible assets is as follows:

Year ending December 31,	Amount
2021 (remainder)	$31,903
2022	42,537
2023	42,537
2024	39,500
2025	38,487
Thereafter	124,742
Total	$319,706

There were no asset impairments during the three months ending March 31, 2021 and 2020.

MOMENTUS INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 6. Leases

In January 2021, the Company commenced a new lease at a new location in San Jose, California. The lease expires in February 2028. The Company is obligated to pay approximately $11 million over the term of the lease. The Company leases office space under non-cancellable operating leases with terms expiring from December 2021 through February 2028. The leases require monthly lease payments that are subject to annual increase throughout the lease term.

The Company adopted ASC 842 as of January 1, 2020, using the modified retrospective approach. For the three months ended March 31, 2021 and 2020, rent expense was $435,488 and $67,895, respectively.

The Company performed evaluations of its contracts and determined that each of its identified leases are classified as operating leases. The components of operating lease expense were as follows:

	Three Months Ended March 31,
	2021	2020
Operating lease cost	$435,488	$67,895
Variable lease expense	147,413	5,707
Short-term lease expense	3,271	533
Total lease expense	$586,172	$74,135

Variable lease expense consists of the Company’s proportionate share of operating expenses, property taxes, and insurance and is classified as lease expense due to the Company’s election to not separate lease and non-lease components.

The lease right of use assets and lease liabilities recognized in the balance sheets are as follows:

As of March 31, 2021
Right of use asset in other non-current assets	$8,467,179

Other current liabilities	$795,753
Other non-current liabilities	7,926,529
Total lease liability	$8,722,282

As of March 31, 2021, the maturities of the Company’s operating lease liabilities were as follows:

Remainder of 2021	$692,280
2022	1,561,154
2023	1,533,222
2024	1,580,157
2025	1,627,092
Thereafter	3,700,071
Total lease payments	10,693,976
Less: Imputed interest	(1,971,694)
Present value of lease liabilities	$8,722,282

MOMENTUS INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 7. Accrued Expenses

Accrued expenses consisted of the following:

	March 31, 2021	December 31, 2020
Compensation expense	$747,965	$1,370,575
Legal and other professional services	4,679,363	268,266
Research and development projects	1,189,229	517,256
Offering costs	860,767	505,783
Payroll tax expense	327,809	327,734
Other current expense	383,252	74,266
Total	$8,188,385	$3,063,880

Note 8. SAFE Notes

The Company has issued Simple Agreement for Future Equity (“SAFE”) notes to investors. For the three months ended March 31, 2021, the Company issued SAFE notes to investors in exchange for aggregate proceeds of $30,852,687. The SAFE notes allow the investors to participate in future equity financings through a share-settled redemption of the amount invested at a discounted price to the price paid by other investors. That is, upon a future equity financing involving preferred shares, SAFE notes settle into a number of preferred shares equal to the invested amount of the SAFE note divided by a discounted price to the price investors pay to purchase preferred shares in the financing (with such discounted price calculated as a percentage of the price investors pay to purchase preferred shares in the financing or by reference to a valuation cap). Alternatively, upon the occurrence of a change of control or an initial public offering (other than a qualified financing), the investors shall have the option to receive either (i) cash payment equal to the invested amount under such SAFE note, or (ii) a number of shares of common stock equal to the invested amount divided by the liquidity price set forth in the applicable SAFE notes.

The Company determined that the SAFE notes are not a legal form debt (i.e., no creditors’ rights). The SAFE notes include a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. The provision requires the SAFE notes to be classified as marked-to-market liabilities pursuant to ASC 480. As of March 31, 2021 and December 31, 2020, the estimated fair value of the SAFE notes was $263,728,758 and $314,439,663, respectively. The income (loss) reported from the decrease (increase) in the estimated fair value of the SAFE notes for the three months ended March 31, 2021 and 2020 was $81,563,592 and $(1,384), respectively, and is included in other income (expense) within the accompanying statements of operations.

There were no SAFE notes converted into shares of the Company’s preferred stock during the three months ended March 31, 2021 and 2020. SAFE notes with a principal amount totaling $78,002,687 and $47,150,000 remained outstanding as of March 31, 2021 and December 31, 2020, respectively.

Conversion or Cash-out Events

In the event of an equity financing in which the Company issues and sells preferred stock for the purpose of raising capital, the SAFE notes will convert into a series of preferred stock of the Company. In the event of a sale of the Company or upon closing of the merger transaction, the SAFE notes will convert into common shares. The number of shares of preferred stock will be determined by the issuance price of the SAFE notes and the applicable discount on the conversion shares, or valuation cap. There was a 20% discount associated with the SAFE notes issued during the three months ended March 31, 2021 and their valuation caps were $1.2 billion. The valuation caps were subsequently amended, see Note 14 for more information.

In the event of a liquidity event (i.e. a change of control or initial public offering), SAFE note holders will receive a portion of the proceeds payable in such liquidity event equal to the greater of the purchase amount of the applicable SAFE notes and the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price set forth in such SAFE notes in exchange for their SAFE notes.

MOMENTUS INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 8. SAFE Notes (cont.)

Preference Upon Dissolution

Should the Company dissolve or wind-up operations prior to a conversion or cash-out event, SAFE note holders will be treated like a holder of standard non-participating Preferred Stock.

Note 9. Loan Payable

On February 22, 2021, the Company entered into a Term Loan and Security Agreement (“Term Loan”) that provides the Company with up to $40,000,000 at an annual interest rate of 12%. $25,000,000 of the Term Loan was available for borrowing by the Company at the inception of the agreement, and the remaining $15,000,000 will be available upon the Company receiving FAA approval of a launch by June 30, 2021, provided the Company has raised at least $25,000,000 in equity funds or SAFE notes issued. The repayment terms of the Term Loan provide for interest only payments beginning March 1, 2021 through February 28, 2022. The principal amount of the Term Loan outstanding is due and payable on March 1, 2022. At the Company’s option, the principal amount of the Term Loan outstanding on March 1, 2022 may be repaid over one or two years beginning on March 1, 2022.

In conjunction with the Term Loan, warrants to purchase preferred stock up to 1 percent of the fully diluted capitalization (including allowance for conversion of all outstanding convertible notes, SAFE notes and such warrants) of the Company were granted to the lender exercisable at the lender’s option. 80 percent of the 1 percent of the warrants were earned by the lender at the completion of the agreement. Another 10 percent of the 1 percent of warrants will be earned by the lender when the Company satisfies the requirements for the additional $15,000,000 in loan proceeds, and the final 10 percent of the 1 percent of warrants will be earned upon the date the Company borrows the additional $15,000,000. The stock purchase warrant expires on June 30, 2031. The warrant’s original estimated fair value of $15,647,538 was recorded as a derivative liability under ASC 815, Derivatives and Hedging with the offset recorded as a debt discount. See also Note 10 for discussion on the valuation and recording of the warrants as of March 31, 2021.

Additionally, the Company incurred debt issuance costs of $143,705, which were recorded as a direct deduction from the carrying amount of the Term Loan. The original issuance discount, warrant discount and debt issuance costs are being amortized as interest expense using the effective interest rate method through the term of the loan. Interest expense amortization was $966,672 for the three months ended March 31, 2021.

The Company allocated the proceeds from the Term Loan agreement to the convertible note and warrants comprising the financing agreement based on the relative fair value of the individual securities on the February 22, 2021 closing date of the agreements. The discount attributable to the convertible note, an aggregate of $15,647,538, is amortized using the effective interest method over the one-year term of the note, maturing on March 1, 2022. Because the discount on the convertible note exceeds 63% of its initial face value, and because the discount is amortized over the period from issuance to maturity of one year, the calculated effective interest rate is 125.97%.

In March 2020, the Company entered into an equipment financing agreement to fund the acquisition of specific and eligible equipment (“Equipment Loan”). The Equipment Loan provided the Company access to borrow up to $4,500,000. Repayment of any amounts issued under the Equipment Loan occurs over 30 months. Interest under the Equipment Loan was fixed at 9.75% and the borrowings may be prepaid as long as the Company provides written notice to the lender 10 business days prior to the prepayment and the Company pays (a) all accrued and unpaid interest on the equipment loan as of the date of prepayment; plus (b) an amount equal to the total amount of all scheduled but unpaid payments of principal; plus (c) an amount equal to all interest that would have accrued on the equipment loan from the date of prepayment through the last scheduled payment. The Company was also obligated to pay a final amount equivalent to 5 percent of the loan, the final amount was being expensed as interest expense over the term of the Equipment Loan using the effective interest rate. The borrowings were collateralized by all of the equipment financed by the lender. On March 9, 2020, the Company borrowed $1,536,772 under the Equipment Loan. The borrowings included an original issuance discount of $49,000. Pursuant to the terms of the Equipment Loan, the first six months of payments were interest only and monthly payments including principal and interest of $57,929 began September 1, 2020 and were scheduled to end September 1, 2023.

MOMENTUS INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 9. Loan Payable (cont.)

In conjunction with the Equipment Loan, a stock purchase warrant was also issued to the lender, which allows for the purchase of Series A Preferred Stock or Preferred Stock in a subsequent round of financing in an amount of $225,000. Under the stock purchase warrant agreement, the lender is also provided the right to invest up to an additional $250,000 in the Company’s equity or convertible debt issued in future offerings. The lender exercised this right with the SAFE notes issued in February 2021. The stock purchase warrant expires on March 9, 2030. The warrant’s original estimated fair value of $29,415 was recorded as a derivative liability under ASC 815, Derivatives and Hedging with the offset recorded as a debt discount (See Note 10).

Additionally, the Company incurred debt issuance costs of $37,659, which were recorded as a direct deduction from the carrying amount of the Equipment Loan. The original issuance discount, warrant discount and debt issuance costs were being amortized as interest expense using the effective interest rate method through the term of the loan. Interest expense amortization was $15,898 for the three months ended March 31, 2020. In December 2020, all of the outstanding principal and accrued interest of $1,536,772 under the Equipment Loan was paid off and the Equipment Loan facility was terminated. The unamortized original issuance discount, warrant discount and debt issuance cost of $116,074 was fully expensed in December 2020. The warrant remains outstanding as of March 31, 2021.

The Company’s Term Loan payable consists of the following at March 31, 2021:

March 31, 2021
Gross notes payable, including current portion	$25,000,000
Less: Debt discount and issuance costs	(15,104,446)
Net notes payable, (all current)	$9,895,554

There are no principal payments due on the loan payable until March 1, 2022 when the entire loan is due and payable.

Note 10. Stockholders’ Equity and Stock-based Compensation

The Company has reserved shares of Class A Common Stock for issuance for the following purposes as of March 31, 2021:

Series Seed preferred stock	42,298,151
Series Seed-1 preferred stock	3,563,412
Series Seed-2 preferred stock	4,751,218
Series A preferred stock	61,962,132
Series A-1 preferred stock	32,301,028
FF preferred common stock	20,000,000
Class B common stock	70,000,000
Options outstanding under stock incentive plan	28,228,632
Options outstanding outside of stock incentive plan	545,454
Option available for grant under stock incentive plan	14,276,935
Common stock warrants	1,250,000
Preferred stock warrants	3,625,776
Total	282,802,738

Stock Purchase Warrants

In February 2021, the Company entered into the Term Loan to provide the Company up to $40,000,000 of working capital. In conjunction with the Term Loan, warrants up to 1% of the fully diluted capitalization (including allowance for conversion of all outstanding convertible notes, SAFE notes and such warrants) of the Company were granted to the lender exercisable at the lender’s option. 80% of the 1% of the warrants were earned by the lender at the completion of the agreement. 10% of the 1% of warrants will be earned by the lender when the Company satisfies the requirements

MOMENTUS INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 10. Stockholders’ Equity and Stock-based Compensation (cont.)

for the additional $15,000,000 in loan proceeds, and the final 10% of the 1% of warrants will be earned upon the date the Company borrows the additional $15,000,000. The stock purchase warrant expires on June 30, 2031. The warrant’s original estimated fair value of $15,647,538 was recorded as a derivative liability under ASC 815, Derivatives and Hedging with the offset recorded as a debt discount. The Company recorded the change in the estimated fair value of the warrant of $7,000,733 for the three months ended March 31, 2021 to reflect the value of the warrant of $8,646,805 as of March 31, 2021. The change was included in other income (expense) within the accompanying statements of operations. Additionally, there was an immaterial amount of deferred issuance costs allocated to the warrants.

In March 2020, the Company entered into the Equipment Loan to fund the acquisition of specific and eligible equipment. The financing agreement provides the Company access to borrow up to $4,500,000. (See Note 9). In conjunction with the equipment financing agreement, a stock purchase warrant was also issued to the lender, which allows for the purchase of 774,527 shares of Series A Preferred Stock or Preferred Stock in a subsequent round of financing in an amount of $225,000. Under the stock purchase warrant agreement, the lender is also provided the right to invest up to an additional $250,000 in the Company’s equity or convertible debt issued in future offerings, which the lender exercised in March 2021 upon the issuance of SAFE notes by the Company. The stock purchase warrant expires on March 9, 2030. The warrant was accounted for at its estimated fair value as a derivative liability because its features did not meet criteria for equity classification under ASC 815, Derivatives and Hedging. The valuation of the warrant was determined through the use of a Black Scholes options model, which the Company believes approximates its estimated fair value. The Company determined that the estimated fair value of the warrant at the issuance date was $29,415. The Company recorded the change in the estimated fair value of the warrant of $1,081,988 for the three months ended March 31, 2021 to reflect the value of the warrant of $2,124,197 as of March 31, 2021. The change was included in other income (expense) within the accompanying statements of operations. Additionally, there was an immaterial amount of deferred issuance costs allocated to the warrants.

Stock Incentive Plan

In May 2018, the Board of Directors of Momentus Inc. approved the 2018 Stock Plan (the “Initial Plan”) that allowed for granting of incentive and non-qualified stock options and restricted stock awards (“RSAs”) to employees, directors, and consultants. In November 2018, the Board terminated the Initial Plan such that no additional awards may be granted under the Initial Plan, and adopted a new 2018 Stock Plan (the “New 2018 Stock Plan” and, together with the Initial Plan, the “Plans”). As of December 31, 2018, 30,975,958 shares of Class A common stock were reserved for issuance under the Plans. During the year ended December 31, 2019, the shares of Class A common stock reserved for issuance under the New 2018 Stock Plan was increased by 4,430,579. Vested options may be exercised in exchange for Class A common stock of the Company. All outstanding and unvested options and RSAs are forfeited in the event of employment termination.

In February and March 2020, the Board approved an amendment and restatement to the New 2018 Stock Plan (the “Amended Plan and Restated 2018 Stock Plan”), and further amendments thereto that increased the number of shares that may be issued thereunder to 37,006,537 plus any additional shares, capped at 11,650,000, subject to awards outstanding as of October 30, 2018 and issued under the Initial Plan that are forfeited or repurchased by the Company. The Amended and Restated 2018 Stock Plan expires on October 30, 2028, unless terminated earlier.

MOMENTUS INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 10. Stockholders’ Equity and Stock-based Compensation (cont.)

Options and RSAs Under Stock Plans

Options issued under the Plans generally vest based on continuous service provided by the option holder over a four-year period. Compensation expense related to these options is recognized on a straight-line basis over the four-year period based upon the fair value at the grant date. The following table sets forth the summary of options activity for the three months ended March 31, 2021:

	Shares Available for Option Grants Under Plan	Options Outstanding Under Plan	Non-Plan Options	Total Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2020	14,243,904	29,358,286	545,454	29,903,740	$0.05	8.49	$130,563,848
Vested exercised	—	(1,096,623)	—	(1,096,623)
Forfeitures	33,031	(33,031)		(33,031)
Outstanding as of March 31, 2021	14,276,935	28,228,632	545,454	28,774,086	$0.05	8.03	$85,692,396
Exercisable as of March 31, 2021				15,282,232	$0.05	7.50	$45,650,241
Vested and expected to vest as of March 31, 2021				28,774,086	$0.05	8.03	$85,692,396

Stock-based compensation expense related to options issued under the Plans was recorded within the Company’s statements of operations as follows:

	Three Months Ended March 31,
	2021	2020
Research and development expenses	$67,905	$36,669
Selling, general and administrative expenses	5,699,945	64,873
	$5,767,850	$101,542

The intrinsic value of options exercisable as of March 31, 2021 and 2020 was $45,650,241 and $947,464, respectively. As of March 31, 2021, there was a total of $1,612,840 in unrecognized compensation cost related to unvested options, which is expected to be recognized over a weighted-average period of 2.30 years.

The assumptions used under the Black-Scholes-Merton option-pricing model and weighted average fair value of options on the grant date are as follows:

	Three Months Ended March 31,
	2021	2020
Expected term (in years)	N/A	5.36 – 6.23
Risk-free interest rate	N/A	1.32% – 1.36%
Expected volatility	N/A	33.89% – 34.93%
Dividend yield	N/A	0.00%
Fair value on grant date	N/A	$0.08

MOMENTUS INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 10. Stockholders’ Equity and Stock-based Compensation (cont.)

Restricted Stock Awards

RSAs issued under the Plans generally vest based on continuous service provided by the restricted stockholder over a four-year period. Compensation expense related to these RSAs is recognized on a straight-line basis over the four-year period based upon the fair value at the grant date.

The following table sets forth the summary of RSA activity for the three months ended March 31, 2021:

	Restricted Shares	Weighted- Average Grant Date Fair Value Per Share	Weighted Average Remaining Vesting Period (in years)
Balance, December 31, 2020	$177,084	$0.01	0.70
Vested	$(31,250)	$0.01
Balance, March 31, 2021	$145,834	$0.01	0.57

Common Stock purchased under the Plans are subject to certain restrictions and repurchase rights, including the right of first refusal by the Company for sale or transfer of shares to outside parties and other restrictions on transfers and secondary market transactions. As of March 31, 2021, 145,834 shares were subject to repurchase. Stock-based compensation expense related to RSAs issued under the Plans was recorded within the Company’s statements of operations as follows:

	Three Months Ended March 31,
	2021	2020
Research and development expenses	$313	$625
Selling, general and administrative expenses	—	1,344
	$313	$1,969

As of March 31, 2021, there was a total of $1,354 in unrecognized compensation cost related to unvested RSAs, which is expected to vest over a weighted-average period of 1.08 years.

Stock Option Modifications

On January 25, 2021, in connection with the resignation of the Company’s former Chief Executive Officer (“CEO”), Mikhail Kokorich, the Company modified his outstanding awards, which resulted in the vesting of options for 1,058,074 shares. The modified option awards have exercise prices ranging from $0.01 to $0.07 per share, expected term of one year, a risk-free interest rate of 0.10%, an expected volatility of 78.00% and no expected dividends. This Type III modification resulted in a remeasured fair value of $5.16 per share. The incremental compensation related to the accelerated options totaled $5,448,107.

On March 25, 2020, the Company modified option awards for eight employees, which resulted in the forfeiture of options for 970,833 shares and the vesting acceleration of options for 189,167 shares. The modified option awards have an exercise price of $0.07 per share, expected term of one year, a risk-free interest rate of 0.19%, an expected volatility of 41.00%, and no expected dividends. This Type III modification resulted in a re-measured fair value per share of $0.09. Compensation expense reversed due to the forfeitures was $4,631, and incremental compensation expense related to the accelerated options totaled $16,742.

On June 15, 2020, the Company modified an option award for an employee, which resulted in the vesting acceleration of 78,125 shares underlying such option award. This Type I modification resulted in incremental compensation expense of $703.

Compensation expense related to the above modifications was recorded in the accompanying statements of operations. Compensation expense totaling $9,845 was recorded in research and development expenses, and compensation expense totaling $2,970 was recorded in selling, general and administrative expenses.

MOMENTUS INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 10. Stockholders’ Equity and Stock-based Compensation (cont.)

On August 7, 2020, the Company modified an option award for an employee to change the vesting commencement date by one month. The impact to compensation expense from this Type I modification was immaterial.

On September 24, 2020, the Company modified an option award for an employee, which resulted in the forfeiture of 4,000,000 shares underlying such option award, the vesting acceleration of 600,000 shares underlying such option award, and the continued vesting of 400,000 shares underlying such option award over a four-month period. This modified option award has an exercise price of $0.07 per share, expected term of approximately one year, a risk-free interest rate of 0.12%, an expected volatility of 57.00%, and no expected dividends. The Type III modifications resulted in a re-measured fair value per share of $1.959. Compensation expense reversed due to the forfeiture was $21,003. Incremental compensation expense related to the accelerated options that was recognized on the modification date totaled $1,175,450. Incremental compensation expense recognized over a four-month period from the modification date totaled $783,637.

On October 5, 2020, the Company modified a restricted stock award for a consultant, which resulted in the vesting acceleration of 197,917 shares underlying such option award. This Type III modification resulted in incremental compensation expense of $399,594.

Income (Loss) Per Share

The following table sets forth the computation of basic and diluted net income (loss) per share:

Basic and Diluted Net Income (Loss) Per Share	For the three months ended March 31,
	2021	2020
Numerator:
Net income (loss)	$64,670,804	$(6,254,645)
Less:
Decrease in fair value of SAFE notes	(81,563,592)	—
Decrease in fair value of warrants and warrant amortization	(8,081,291)	—
Undistributed loss allocated to common stockholders for diluted net loss per share	$(24,974,079)	$(6,254,645)
Denominator:
Denominator for basic net income (loss) per share -weighted average shares outstanding	89,370,142	95,212,105
Dilutive preferred shares outstanding	164,875,941	—
Dilutive options and unvested stock units outstanding	28,024,327	—
Dilutive warrants outstanding	4,714,963	—
Dilutive SAFE notes outstanding (shares not reserved)	68,385,699	—
Denominator for diluted net income (loss) per share – adjusted weighted average shares outstanding	355,371,072	95,212,105

Net loss per share – diluted	$(0.07)	$(0.07)

Basic earnings per share is computed by dividing net income (loss) for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing undistributed earnings allocated to common stockholders for the period by the weighted average number of common shares outstanding during the period, plus the dilutive effect of outstanding preferred shares, dilutive options and unvested stock units, and warrants outstanding pursuant to the treasury stock method.

For the three months ended March 31, 2021 and 2020, 0 and 219.9 million shares, respectively, of outstanding preferred shares, dilutive options and unvested stock units, and warrants were excluded from the calculation of diluted earnings per share. The anti-dilutive stock options and shares of outstanding and unvested restricted stock were excluded from the computation of net loss per share for the three months ended March 31, 2020 due to the Company incurring a net loss for the period.

MOMENTUS INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 11. Commitments and Contingencies

Legal Proceedings

From time to time, we may be subject to various claims, lawsuits, and other legal and administrative proceedings that may arise in the ordinary course of business. Some of these claims, lawsuits, and other proceedings may range in complexity and result in substantial uncertainty; it is possible that they may result in damages, fines, penalties, non-monetary sanctions, or relief. However, we do not consider any such claims, lawsuits, or proceedings currently pending, individually or in the aggregate, to be material to our business or likely to result in a material adverse effect on our future operating results, financial condition, or cash flows.

SEC Investigation and CFIUS Review

On January 24, 2021, the Company received a subpoena from the Division of Enforcement of the U.S. Securities and Exchange Commission (“Division of Enforcement”) requesting documents regarding the Registration Statement on Form S-4 and Amendment No. 1 thereto 1 (the “Registration Statement”) filed by SRAC in connection with the Business Combination. Most recently, the Company has entered into settlement discussions with the Division of Enforcement in an effort to resolve a potential enforcement action (see Note 14).

In February 2021, the Company and the Company’s co-founder Mikhail Kokorich, with support from SRAC, submitted a joint notice to the Committee on Foreign Investment in the United States (“CFIUS”) for review of the historical acquisition of interests in the Company by Mr. Kokorich, his wife, and entities that they control in response to concerns of the U.S. Department of Defense regarding the Company’s foreign ownership and control. On June 8, 2021, CFIUS’ review of the joint notice relating to the historical acquisition of interests in Momentus by Mr. Kokorich, his wife, and entities that they control concluded when the Company entered into a National Security Agreement with Mr. Kokorich, on behalf of himself and Nortrone Finance S.A. (an entity controlled by Mr. Kokorich), Lev Khasis and Olga Khasis, each in their respective individual capacities and on behalf of Brainyspace LLC (an entity controlled by Olga Khasis), and the U.S. government, represented by the U.S. Departments of Defense and the Treasury (the “NSA”). In accordance with the NSA, Mr. Kokorich, Nortrone Finance S.A., Lev Khasis and his wife Olga Khasis, and Brainyspace LLC fully divested all the equity interests in Momentus owned or beneficially owned by them by selling such equity interests to the Company on June 8, 2021. The NSA also establishes various requirements and restrictions on the Company in order to protect national security, certain of which may materially and adversely affect the Company’s operating results due to the uncertainty associated with and cost of compliance with security measures, and limitations on the Company’s control over certain U.S. facilities, contracts, personnel, vendor selection and operations.

The Company had incurred legal expenses of approximately $3.9 million during the three months ended March 31, 2021 and expects to continue to incur substantial legal expenses related to these matters in the future.

Note 12. Income Taxes

The Company’s effective tax rate for the three months ended March 31, 2021 and 2020 was zero percent. The effective tax rate may vary significantly from period to period and can be influenced by many factors. These factors include, but are not limited to, changes to the statutory rates in the jurisdictions where the Company has operations and changes in the valuation of deferred tax assets and liabilities. The difference between the effective tax rate and the federal statutory rate of 21% primarily relates to certain nondeductible items, state and local income taxes and a full valuation allowance for deferred tax assets.

MOMENTUS INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 13. Related Party Transactions

The Company entered into a consulting and technology development agreement with an entity in which the Company’s former CEO has a material interest. Payments made to the entity totaled $0 and $291,350 for the three months ended March 31, 2021 and 2020, respectively.

In March 2020, Brainyspace LLC, an entity affiliated with Lev Khasis, a co-founder of the Company, contributed 10,000,000 shares of Class B Common Stock back to the Company. In conjunction with the contribution, the Company agreed that if it re-hires Mr.Khasis within a specified time period, that he will receive an option to purchase 5,000,000 shares (on a pre-Business Combination basis), subject to the approval of the Board. The Company has determined it will not re-hire Mr. Khasis so it will not be obligated to issue the option.

Note 14. Subsequent Events

Management of the Company has evaluated the impact of subsequent events through the date the condensed financial statements were available for issuance.

FAA application

On May 10, 2021, the Company received a letter from the U.S. Federal Aviation Administration (“FAA”) denying the Company’s application for a payload review for the planned June 2021 launch based on the FAA’s finding that its launch would jeopardize U.S. national security. According to the letter, during an interagency consultation, the FAA was informed that the launch of the Company’s payload posed national security concerns associated with the Company’s then current corporate structure. The letter further stated that the FAA understood that the Company was undergoing a process that might resolve the national security concerns, and that the FAA could reconsider a payload application when that process was completed.

As a result of the FAA application denial, on May 21, 2021 the Company received notification from SpaceX that it was terminating two launch service agreements for flights scheduled during calendar year 2021 and that they considered the Company to be in default of prior payments totaling $8.7 million. The Company believes the prepayments will be non-recoverable as this was the third time the payload was rescheduled. As a result of the notification from SpaceX, the Company will record an expense of $8.7 million of prepaid launch costs during the three months ending June 30, 2021.

The Company will issue refunds of deposits approximately $1.5 million (in the second quarter ending June 30, 2021) to its customers as a result of cancelled launches for 2021. While the Company’s standard contracts do not contain refund or recourse provisions that enable customers to recover any non-refundable deposits that have been paid, the Company will issue these refunds to preserve and foster future business relationships and customer goodwill.

SRAC Merger

On May 13, 2021, the stockholders of SRAC approved an amendment to SRAC’s amended and restated certificate of incorporation to extend the date by which SRAC has to consummate a business combination from May 13, 2021 to August 13, 2021.

On June 29, 2021, the Company entered into an amendment to the Merger Agreement to, among other things, (a) decrease the pro forma enterprise valuation of the combined Company from $1.2 billion to $700 million, (b) eliminate the repurchase by SRAC of a certain number of Company shares from Prime Movers Lab Fund, I LP and certain affiliated equityholders, which repurchase would have occurred immediately following the closing of the Business Combination, (c) provide for the immediate payment by the Company of $1.3 million in legal fees of SRAC’s counsel and establish an escrow of $300,000 for future legal fees in connection with the Business Combination, (d) provide for the issuance by the Company of two second lien notes, each in the amount of $1.5 million, for certain legal fees and expenses incurred by SRAC and Momentus, and (e) provide that the Company will indemnify SRAC, its sponsor and its directors and officers (the “Indemnified Parties”) for certain losses, damages or liability actually incurred by the Indemnified Parties.

MOMENTUS INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

Note 14. Subsequent Events (cont.)

National Security Agreement

See Note 11. “Commitments and Contingencies” above for a discussion of the NSA the Company entered into on June 8, 2021.

Co-Founder Divestment

In accordance with the NSA and pursuant to certain Repurchase Agreements entered into with the Company, effective as of June 8, 2021, each of Mr. Kokorich, Nortrone Finance S.A. and Brainyspace LLC sold 100% of their respective equity interests in the Company in exchange for the payment of an aggregate of $50,000,000, out of funds legally available therefor, to Mr. Kokorich, Nortrone Finance S.A. and Brainyspace LLC, on a pro rata basis, as follows: (i) an aggregate of $40,000,000 to be paid out of funds legally available therefor, within 10 business days after the earlier of (A) a business combination or capital raising transaction or series of transactions (whether in the form of debt or equity) resulting in cash proceeds of no less than $100,000,000 and (B) the Business Combination (the “First Payment Date”); and (ii) an aggregate of $10,000,000 to be paid out of funds legally available therefor, within 10 business days after a business combination or capital raising transaction or series of transactions (whether in the form of debt or equity) resulting in cash proceeds of no less than $250,000,000 (determined without any reduction for the $100,000,000 previously received in respect of the First Payment Date).

SEC Settlement

On July 13, 2021, the SEC announced charges against SRAC, Momentus, and Momentus’ founder and former CEO, Mikhail Kokorich, for misleading claims about Momentus’ technology and about national security risks associated with Mr. Kokorich. The SEC’s order finds that Momentus violated scienter-based antifraud provisions of the federal securities laws and that SRAC violated negligence-based antifraud provisions of the federal securities laws as well as certain reporting and proxy solicitation provisions. The SEC also announced charges against the Sponsor and Brian Kabot. The order finds that Mr. Kabot violated provisions of the federal securities laws related to proxy solicitations and that Mr. Kabot and the Sponsor caused SRAC’s violation of Section 17(a)(3) of the Securities Act of 1933. The SEC’s litigation is proceeding against Mr. Kokorich, against whom the SEC filed a complaint in the U.S. District Court for the District of Columbia. All parties except for Mr. Kokorich have settled with the SEC.

According to the SEC’s settled order Momentus and Mr. Kokorich misled SRAC investors, including PIPE investors in two respects. First, “Momentus and SRAC both claimed that in 2019, Momentus had ‘successfully tested’ in space its key technology, a microwave electro-thermal (“MET”) water plasma thruster, that Momentus claimed was designed to move a satellite into custom orbit after launch. In fact, that 2019 test failed to meet Momentus’s own public and internal pre-launch criteria for success, and was conducted on a prototype that was not designed to generate commercially significant amounts of thrust.” Second, the order finds that Momentus and Mr. Kokorich also misrepresented the extent to which national security concerns involving Mr. Kokorich undermined Momentus’ ability to secure required governmental licenses essential to its operations. In addition, the order finds that SRAC repeated Momentus’ misleading statements in public filings associated with the Business Combination and failed its due diligence obligations to investors. According to the order, while SRAC claimed to have conducted extensive due diligence of Momentus, it never reviewed the results of Momentus’ in-space test or received sufficient documents relevant to assessing the national security risks posed by Mr. Kokorich. The order finds that Mr. Kabot participated in SRAC’s inadequate due diligence and in filing its inaccurate registration statements and proxy solicitations. The SEC’s complaint against Mr. Kokorich includes factual allegations that are consistent with the findings in the order.

Without admitting or denying the SEC’s findings, Momentus, SRAC, Mr. Kabot, and the Sponsor consented to an order requiring them to cease and desist from future violations. Momentus will pay a civil penalty of $7.0 million, SRAC will pay a civil penalty of $1.0 million, and Mr. Kabot will pay a civil penalty of $40,000. Momentus and SRAC have also agreed to provide PIPE Investors with the right to terminate their Subscription Agreements prior to the stockholder vote to approve the Business Combination; the Sponsor has agreed to forfeit 250,000 founders’ shares it would otherwise have received upon consummation of the Business Combination; and Momentus has agreed to undertakings requiring enhancements to its disclosure controls, including the creation of an independent board committee and retention of an internal compliance consultant for a period of two years.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Momentus Inc.

Santa Clara, CA

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Momentus (the “Company”) as of December 31, 2020 and 2019, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the related results of its operations and cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial statement schedules are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial statement schedules, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ArmaninoLLP
San Jose, California

We have served as the Company’s auditor since 2019.
February 23, 2021

MOMENTUS INC.
BALANCE SHEETS

	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$22,589,546	$13,002,056
Restricted cash, current	100,000	—
Receivables	—	166,932
Prepaids and other current assets	4,508,284	2,225,214
Total current assets	27,197,830	15,394,202

Non-current assets:
Property, machinery and equipment, net	2,321,100	1,787,082
Intangible assets, net	305,482	217,911
Operating right-of-use asset	316,040	—
Deferred offering costs	2,610,024	—
Restricted cash, non-current	415,000	—
Other non-current assets	3,155,000	1,979,550
Total non-current assets	9,122,646	3,984,543
TOTAL ASSETS	$36,320,476	$19,378,745

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Accounts payable	1,862,668	695,610
Accrued expenses	3,063,880	711,464
Contract liabilities, current	1,913,734	—
Operating lease liability, current	254,197	—
Other current liabilities	219,977	8,963
Total current liabilities	7,314,456	1,416,037

Non-current liabilities:
Contract liabilities, non-current	711,090	709,300
Warrant liability	3,206,185	—
SAFE notes	314,439,663	2,500,000
Operating lease liability, non-current	71,961	—
Other non-current liabilities	48,626	56,422
Total liabilities	325,791,981	4,681,759

Stockholders’ (deficit) equity:
Preferred stock
Series Seed preferred stock	42	42
Series Seed-1 preferred stock	3	3
Series Seed-2 preferred stock	5	5
Series A preferred stock	62	62
Series A-1 preferred stock	32	32
FF Preferred common stock	20	20
Common stock	88	95
Additional paid-in capital	39,866,244	37,003,971
Accumulated deficit	(329,338,001)	(22,307,244)
Total stockholders’ (deficit) equity	(289,471,505)	14,696,986
TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY	$36,320,476	$19,378,745

The accompanying notes are an integral part of these financial statements

MOMENTUS INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2020	2019
Service revenue	$365,000	$—
Cost of revenue	367,622	—
Gross loss	(2,622)	—
Operating expenses:
Research and development expenses	22,718,272	9,837,323
Selling, general and administrative expenses	11,945,124	5,303,275
Total operating expenses	34,663,396	15,140,598
Loss from operations	(34,666,018)	(15,140,598)

Other income (expense):
Increase in fair value of SAFE notes	(267,289,663)	—
Increase in fair value of warrants	(3,176,770)	—
Realized loss on disposal of asset	(482,204)	—
Interest income	7,395	12,715
Interest expense	(469,722)	(568,479)
Other expense	(949,363)	(57,265)
Total other expense	(272,360,327)	(613,029)
Loss before income taxes	(307,026,345)	(15,753,627)
Income tax provision	(800)	(800)
Net loss	$(307,027,145)	$(15,754,427)
Net loss per share, basic and diluted	$(3.45)	$(0.16)
Weighted average shares outstanding, basic and diluted	89,005,554	95,493,658

The accompanying notes are an integral part of these financial statements

MOMENTUS INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Preferred stock		FF Preferred		Common stock – Class A		Common stock – Class B		Additional paid-in-capital	Accumulated deficit	Total stockholders’ equity (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2018	50,612,781	$50	20,000,000	$20	15,493,658	$15	80,000,000	$80	$10,857,541	$(6,552,816)	$4,304,890
Issuance of Series A preferred stock, net of offering costs	61,962,132	62	—	—	—	—	—	—	17,942,217	—	17,942,279
Conversion of SAFE notes to Series A-1 preferred stock	32,301,028	32	—	—	—	—	—	—	7,506,728	—	7,506,760
Beneficial conversion feature relating to conversion of SAFE	—	—	—	—	—	—	—	—	568,497	—	568,497
Stock-based compensation – Stock options and RSAs	—	—	—	—	—	—	—	—	85,689	—	85,689
Stock-based compensation – Fair value of warrant issued	—	—	—	—	—	—	—	—	43,299	—	43,299
Net loss	—	—	—	—	—	—	—	—	—	(15,754,428)	(15,754,428)
Balance, December 31, 2019	144,875,941	$144	20,000,000	$20	15,493,658	$15	80,000,000	$80	$37,003,971	$(22,307,244)	$14,696,986
	Preferred stock		FF Preferred		Common stock – Class A		Common stock – Class B		Additional paid-in-capital	Accumulated deficit	Total stockholders’ equity (deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2019	144,875,941	$144	20,000,000	$20	15,493,658	$15	80,000,000	$80	$ 37,003,971	$ (22,307,244)	$ 14,696,986
Stock option exercises	—	—	—	—	2,904,347	3	—	—	91,100	—	91,103
Stock-based compensation – Stock options and RSAs	—	—	—	—	—	—	—	—	2,771,163	—	2,771,163
Stock contribution from co-founder (Note 13)	—	—	—	—	—	—	(10,000,000)	(10)	10	—	—
ASC 842 lease accounting adoption	—	—	—	—	—	—	—	—	—	(3,612)	(3,612)
Net loss	—	—	—	—	—	—	—	—	—	(307,027,145)	(307,027,145)
Balance, December 31, 2020	144,875,941	$144	20,000,000	$20	18,398,005	$18	70,000,000	$70	$39,866,244	$(329,338,001)	$(289,471,505)

The accompanying notes are an integral part of these financial statements

MOMENTUS INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(307,027,145)	$(15,754,428)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	590,070	203,503
Amortization of debt discount and issuance costs	116,074	—
Increase in fair value of warrants	3,176,770	—
Increase in fair value of SAFE notes	267,289,663	—
Loss on disposal of fixed asset	482,204	—
Stock-based compensation expense	2,771,163	128,988
Beneficial conversion feature	—	568,497
Changes in operating assets and liabilities:
Receivables	166,932	(166,932)
Prepaids and other current assets	(2,283,070)	(1,297,035)
Other non-current assets	(1,175,450)	(1,947,050)
Accounts payable	(997,438)	534,054
Accrued expenses	1,812,978	608,783
Other current liabilities	211,014	(16,870)
Contract liabilities	1,915,524	287,000
Deferred rent	—	51,929
Net change in lease liability and right-of-use-asset	(92)	—
Net cash used in operating activities	(32,950,803)	(16,799,561)

Cash flows from investing activities:
Purchase of property, machinery and equipment	(1,501,984)	(1,755,701)
Purchases of intangible assets	(99,167)	(145,925)
Net cash used in investing activities	(1,601,151)	(1,901,626)

Cash flows from financing activities:
Proceeds from issuance of SAFE notes	44,650,000	10,006,760
Proceeds from issuance of loan payable	2,457,772	—
Payment of notes payable	(2,506,772)	—
Payment of debt issuance costs	(37,659)	(57,699)
Proceeds from issuance of preferred stock	—	17,999,978
Proceeds from issuance of common stock	91,103	—
Net cash provided by financing activities	44,654,444	27,949,039

Increase in cash, cash equivalents and restricted cash	10,102,490	9,247,852
Cash, cash equivalents and restricted cash, beginning of period	13,002,056	3,754,204
Cash, cash equivalents and restricted cash, end of period	$23,104,546	$13,002,056

Supplemental disclosure of non-cash investing and financing activities
Conversion of SAFE notes into preferred stock	$—	$(7,506,760)
Deferred offering costs in accounts payable and accrued expenses at period end	$505,783	$—

Supplemental disclosure of cash flow information
Cash paid for income taxes	$800	$800
Cash paid for interest	$353,217	$—

The accompanying notes are an integral part of these financial statements

MOMENTUS INC.
NOTES TO THE FINANCIAL STATEMENTS

Note 1. Nature of Operations

Company and Background

Momentus Inc. (“Momentus” or the “Company”) was incorporated in the State of Delaware on May 16, 2017, and is headquartered in Santa Clara, California. The Company is a first mover in offering in-space infrastructure services that will be important to enable the commercialization of space. The Company plans to partner with launch providers and seeks to offer a range of in-space services, including transportation services, satellite-as-a-service and in-orbit services. The Company’s vehicles will be equipped with new electric propulsion system (microwave electrothermal) which uses water as a propellant.

On October 7, 2020, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with Stable Road Acquisition Corp. (“SRAC”), a publicly listed special purpose acquisition company, Project Marvel First Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of SRAC (“First Merger Sub”), and Project Marvel Second Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of SRAC (“Second Merger Sub”) , pursuant to which the First Merger Sub will merge with and into the Company with the Company as the surviving corporation of the First Merger Sub, and immediately following which the surviving corporation will merge with and into the Second Merger Sub, with the Second Merger Sub as the surviving entity (the “Business Combination”). Following the closing of the Business Combination, SRAC will be renamed Momentus Inc. and such combined operating company would continue to have its Class A common stock and public warrants listed on Nasdaq and trade under the ticker symbols “MNTS” and “MNTSW”, respectively. Prior to the signing of the Merger Agreement, the Merger Agreement and the transactions contemplated were unanimously approved by the Board of Directors of the Company and SRAC. Closing of the transactions contemplated by the Merger Agreement are subject to the approval by the stockholders of the Company and the SRAC’s stockholders, among other closing conditions.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain balances were reclassified for the year ended December 31, 2019 to conform to the current year presentation. There was no impact to operating loss or net loss as a result of these reclassifications.

Going Concern

The Company has a history of operating losses and negative cash flows from operations. Management’s plans to continue as a going concern include raising additional financing, specifically through the Business Combination, and generating long term revenues through multi-year service agreements for its products and services. Prior to the consummation of the Business Combination, the Company is also pursuing debt or equity forms of bridge financing, as may be necessary. There can be no assurance that such plans will be successful and, as such, the Company’s management concluded that substantial doubt exists about the Company’s ability to continue as a going concern. Further, the perception that the Company may not be able to continue as a going concern may also make it more difficult to operate its business due to concerns about its ability to meet its contractual obligations.

The Company will need to obtain additional funding whether through private or public equity or debt offerings or a combination thereof, and such additional funding may not be available on terms the Company finds acceptable. If the Company is unable to obtain sufficient capital to continue to advance its products and services, the Company would be forced to delay, reduce or eliminate its research and development programs and any future commercialization efforts. Accordingly, the Company has concluded there is substantial doubt about its ability to continue as a going concern within one year after the date these financial statements are issued.

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Accordingly, actual results could differ from those estimates. Significant estimates inherent in the preparation of the financial statements include, but are not limited to, accounting for useful lives of property, plant and equipment, net, accrued liabilities, income taxes including deferred tax assets and liabilities and impairment valuation and stock-based awards.

COVID-19 Impact

In March 2020, a novel strain of the coronavirus (“COVID-19”) was characterized by the World Health Organization as a global pandemic. As a result of the COVID-19 pandemic, the U.S. government and various states implemented quarantine requirements and travel restrictions.

While the COVID-19 pandemic has affected the Company’s business and its timeline for its formerly planned launch in April 2020, to date, it has not impacted the Company in a way that will materially affect its future growth outlook.

Initially, the Company had a commercial launch scheduled for April of 2020 aboard a Soyuz rocket. However, after the onset of the pandemic, it opted to delay the launch. After further delays from the launch provider, the Company decided to reschedule the launch with a different provider, SpaceX, with whom it expected to launch in January 2021. The scheduled January 2021 launch was then remanifested to a subsequent launch opportunity in 2021 to allow for additional time necessary to secure FAA (“Federal Aviation Administration”) approval of the Company’s payloads.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments purchased with a remaining maturity of three months or less. The carrying amount of cash and cash equivalents approximate fair value because of the short-term maturity of these instruments.

Restricted Cash

Restricted cash represents deposited cash that is restricted by a financial institution as collateral for a $515,000 letter of credit issued to our landlord in accordance with the terms of a lease agreement the Company entered into in December 2020. $100,000 of the restricted cash is classified as a current asset as it will be returned to the Company upon the completion of the Business Combination. The remaining amount of restricted cash of $415,000 is classified as a non-current asset as it will be returned to the Company upon the occurrence of future events which are expected to occur beyond at least one year from December 31, 2020.

Receivables

Receivables represent tax credits received from the California Franchise Tax Board.

Prepaids and Other Current Assets

Prepaid and other current assets include prepayments for launch costs, research and development, insurance, and software subscriptions. Prepaid launch costs consist of launch costs paid to third party providers that will carry the transport vehicle to orbit. Prepaid launch costs are recognized upon launch as cost of revenue or research and development expense, and the allocation of the costs is determined based on the distribution between customer and Company payload weight on each launch. The non-current portion of prepaid launch costs is included in other non-current assets in the Company’s balance sheets.

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (cont.)

Prepaid research and development costs relate to non-refundable advanced payments in cash for components and materials that will be used in building the Company’s vehicles. The Company conducts research and development activities to develop existing and future technologies that advance its vehicle towards commercialization. As prescribed by ASC 730: Research and Development, non-refundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Deferred amounts are recognized as an expense as the related goods are delivered or the services are performed, or when the goods or services are no longer expected to be provided.

Prepaid insurance and prepaid software subscriptions are amortized over the terms of their respective agreements.

Property, Machinery and Equipment, net

Property, machinery and equipment are stated at cost less accumulated depreciation. Depreciation is generally recorded using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives of fixed assets by asset category are described below:

Fixed Assets	Estimated Useful Life
Computer equipment	Three years
Furniture and fixtures	Five years
Leasehold improvements	Lesser of estimated useful life or remaining lease term
Machinery and equipment	Seven years

Costs of maintenance or repairs that do not extend the lives of the respective assets are charged to expenses as incurred.

Intangible Assets, net

Intangible assets consist of patents and are reported at cost less accumulated amortization and accumulated impairment loss, if any. Amortization is recognized on a straight-line basis over a range of 8 1/2 to 10 years, which is the estimated useful lives of the patents.

Impairment of Long-lived Assets

The Company evaluates the carrying value of long-lived assets on an annual basis, or more frequently whenever circumstances indicate a long-lived asset may be impaired. When indicators of impairment exist, the Company estimates future undiscounted cash flows attributable to such assets. In the event cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair value. There were no long-lived asset impairments during the years ended December 31, 2020 and 2019.

Revenue Recognition

The Company enters into contracts for ‘last-mile’ satellite and cargo delivery, payload hosting and in-orbit servicing options with customers that are primarily in the aerospace industry. From inception to December 31, 2020, the Company has not completed a commercial launch of customer cargo. However, as of December 31, 2020 the Company has signed contracts with customers and has collected $2,624,824 in customer deposits, which are recorded as current and non-current contract liabilities in the Company’s balance sheets and will be recognized as revenue (along with any other fees that have been paid) upon the earlier of the satisfaction of the Company’s performance obligation or when the customer cancels the contract. For the year ended December 31, 2020, the Company recognized revenue related to customer cancelled contracts of $365,000, which was previously recorded as contract liabilities and recorded $183,811 as contract loss contingencies. There are no refund or recourse provisions that enable our customers to recover any non-refundable fees that are paid.

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (cont.)

The Company accounts for customer contracts in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), which includes the following five-step model:

•        Identification of the contract, or contracts, with a customer.

•        Identification of the performance obligations in the contract.

•        Determination of the transaction price.

•        Allocation of the transaction price to the performance obligations in the contract.

•        Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company’s contracts are cancellable for convenience by the customer and typically do not contain variable consideration. However, the full transaction price is collected in advance of the scheduled launch and all fees that are paid are non-refundable (and are not limited to deposits), regardless of whether the contract is cancelled by the customer or in the event a performance obligation is not satisfied by the Company.

The Company’s services are considered a single performance obligation, to transport the customers’ payload to a specified orbit in space. The Company recognizes revenue at a point in time when control is transferred, which is considered to be upon the release of the customers’ payload into its specified orbit. The Company will calculate the weight distribution of each transfer vehicle at the customer level and will determine the delivery date for each customer’s payload based on the relative weight of payloads released to determine the point in time to recognize revenue for each payload release.

Deferred Fulfillment and Prepaid Launch Costs

The Company prepays for certain launch costs to third party providers that will carry the transport vehicle to orbit. Prepaid costs allocated to the delivery of a customers’ payload are classified as deferred fulfillment costs and recognized as cost of revenue upon delivery of the customers’ payload. Prepaid costs allocated to the Company’s payload are classified as prepaid launch costs and are expensed to research and development expense upon the release of the Company’s payload. The allocation is determined based on the distribution between customer and Company payload weight on each launch.

As of December 31, 2020, and December 31, 2019, the Company had $4,650,000 and $3,535,550, respectively of deferred fulfillment and prepaid launch costs recorded in the accompanying balance sheets. In December 2020, the Company expensed $1,500,000 of prepaid launch costs as the Company remanifested a scheduled launch with a third-party launch provider to a subsequent launch opportunity in 2021 to allow additional time necessary to secure regulatory approval from the FAA of the Company’s payloads. Of the $1,500,000 prepaid launch costs expensed, approximately $184,000 was recorded as cost of revenue and approximately $1,316,000 was recorded as research and development expenses for the year ended December 31, 2020.

Contract Liabilities

Customer deposits collected prior to the release of the customers’ payload into its specified orbit are recorded as current and non-current contract liabilities in the Company’s balance sheets as the amounts received represent a prepayment for the satisfaction of a future performance obligation that has not yet commenced. Each non-refundable deposit is determined to be a contract liability upon cash collection. Prior to making this determination, the Company ensures that a valid contract is in place that meets the definition of the existence of a contract in accordance with ASC 606.

SAFE Notes

The Company issued Simple Agreement for Future Equity (“SAFE”) notes to investors during the years ended December 31, 2020 and 2019. The SAFE notes provide the investors the right to certain shares of the Company’s capital stock upon an equity financing. The Company determined that the SAFE notes are not a legal form debt

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (cont.)

(i.e., no creditors’ rights). The SAFE notes include a provision allowing for the investors to receive a portion of the proceeds upon a change of control equal to the greater of their investment amount or the amount payable based upon a number of shares of common stock equal to the investment amount divided by the liquidity price, the occurrence of which is outside the control of the Company. This provision requires the SAFE notes to be classified as marked-to-market liabilities pursuant to ASC 480. The SAFE notes are recorded as a long-term liability at their fair value. See Note 8 for more information.

Warrants

On January 1, 2019, the Company issued a warrant to an affiliate of an employee covering up to 5,000,000 shares of Class A common stock. The warrant is accounted for under the guidance of ASC 718, Stock-Based Compensation, pursuant to the adoption of ASU 2018-07. See Note 10 for more information.

Fair Value Measurements

The Company follows ASC 820, Fair Value Measurements and Disclosures, which among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. Three levels of inputs may be used to measure fair value:

•        Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical, unrestricted assets or liabilities in active markets.

•        Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•        Level 3 — Unobservable inputs that are supported by little or no market activity and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The fair values of cash and cash equivalents, accounts receivable, trade accounts payable, and certain prepaid and other current assets and accrued expenses approximate carrying values because of their short-term nature. The carrying value of certain other non-current assets and liabilities approximates fair value. The Company had neither Level 1 nor Level 2 inputs during the years ended December 31, 2020 and 2019. The Company’s SAFE note liabilities are marked-to-market liabilities pursuant to ASC 480 and are classified within Level 3 of the fair value hierarchy as the Company is using a backsolve method within the Black Scholes Option Pricing model, which allowed the Company to solve for the implied value of the business based on the terms of the SAFE investments. Significant unobservable inputs include volatility and expected term. The Company’s warrants are recorded as a derivative liability pursuant to ASC 815 and are classified within Level 3 of the fair value hierarchy as the Company is using the Black Scholes Option Pricing model. Significant unobservable inputs include stock price, volatility and expected term. There were no transfers between levels of input during the years ended December 31, 2020 and 2019.

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (cont.)

The estimated fair value of the Company’s financial instruments are as follows:

		December 31, 2020		December 31, 2019
	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:
SAFE notes	3	$314,439,663	$314,439,663	$2,500,000	$2,500,000
Warrant liability	3	3,206,185	3,206,185	—	—
Total		$317,645,848	$317,645,848	$2,500,000	$2,500,000

Cost of Revenue

Cost of revenue consists primarily of expenses associated with the cost of the transport vehicle and third-party launch costs. Until the transport vehicle design is completed and released for production, the cost of these transport vehicles is being expensed as research and development costs as materials and services are received. The current design and technology allow for a single use of the transport vehicle. Cost of revenue recorded for the period ended December 31, 2020 relates to loss contract contingencies of $183,811 due to the manifestation of a scheduled launch, and a reserve for future launches of $183,811.

Advertising Expenses

Advertising is expensed as incurred. Advertising expense for the years ended December 31, 2020 and 2019 was $92,861 and $124,250, respectively.

Leases

The Company leases real estate facilities under non-cancelable operating leases with various expiration dates through fiscal year 2022. The Company determines if an arrangement contains a lease at inception based on whether there is an identified property, plant or equipment and whether the Company controls the use of the identified asset throughout the period of use.

The Company adopted the Accounting Standard Update (“ASU”) No. 2016-02, Leases (Topic 842) on January 1, 2020. The Company elected the package of practical expedients for transition under which the Company did not reassess its prior conclusions about lease identification, lease classification and initial direct costs. Additionally, the Company elected the hindsight practical expedient for transition under which conclusions around lease term and impairment will not be reassessed.

Operating leases are included in the accompanying balance sheets. Operating lease right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and are included in other non-current assets. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease and are included in current and non-current liabilities. Operating lease ROU assets and lease liabilities are recognized at the lease inception date based on the present value of lease payments over the lease term discounted based on the more readily determinable of (i) the rate implicit in the lease or (ii) the Company’s incremental borrowing rate (which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease). Because the Company’s operating leases generally do not provide an implicit rate, the Company estimates its incremental borrowing rate based on the information available at lease commencement date for borrowings with a similar term.

The Company’s operating lease ROU assets are measured based on the corresponding operating lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs incurred and (iii) tenant incentives under the lease. The Company does not assume renewals or early terminations unless it is reasonably certain to exercise these options at commencement. The Company elected the practical expedient which allows the Company

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (cont.)

to not allocate consideration between lease and non-lease components. Variable lease payments are recognized in the period in which the obligation for those payments are incurred. In addition, the Company elected the practical expedient such that it does not recognize ROU assets or lease liabilities for leases with a term of 12 months or less of all asset classes. Operating lease expense is recognized on a straight-line basis over the lease term.

Deferred Offering Costs

Offering costs consist of legal, audit, accounting, and underwriting fees and other costs incurred that are directly related to the Company’s planned merger transaction with SRAC. These costs will be recorded as a reduction to stockholders’ equity (deficit) upon the completion of the merger. During the year ended December 31, 2020 the Company incurred offering costs of $2,610,024. As of December 31, 2020, the Company has recorded $2,610,024 of offering costs as a current asset. As of December 31, 2020, $2,104,214 of the offering costs have been paid and $505,783 have been recorded in accrued expenses.

Income Taxes

The Company accounts for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, management considers all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies.

In the event that management changes its determination as to the amount of deferred tax assets that can be realized, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

The Company is required to evaluate the tax positions taken when preparing its tax returns to determine whether tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax expense in the current year. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position.

The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized.

Basic and Diluted Loss Per Share

Net loss per share is provided in accordance with FASB ASC 260, “Earnings per Share”. The Company’s preferred shares are participating securities as the holders of the preferred shares are entitled to participate in dividends with ordinary shares. Net losses are not allocated to the preferred shares as the holders of the preferred shares do not have a contractual obligation to share in any losses. Accordingly, basic net loss per share is computed by dividing

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (cont.)

losses allocated to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share gives effect to all potential dilutive common shares outstanding during the period. Dilutive loss per share excludes all potential dilutive common shares to be issued if their effect is anti-dilutive as shown below:

	Years Ended December 31,
	2020	2019
Series Seed preferred stock	42,298,151	42,298,151
Series Seed-1 preferred stock	3,563,412	3,563,412
Series Seed-2 preferred stock	4,751,218	4,751,218
Series A preferred stock	61,962,132	61,962,132
Series A-1 preferred stock	32,301,028	32,301,028
FF preferred common stock	20,000,000	20,000,000
Options outstanding under stock incentive plan	29,358,286	24,598,969
Options outstanding outside of stock incentive plan	545,454	545,454
Common stock warrants	1,250,000	1,250,000
Preferred stock warrants	774,527	—
Total	196,804,208	191,270,364

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing operating performance. In consideration of Accounting Standards Codification (“ASC”) 280, “Segment Reporting,” we are not organized around specific services or geographic regions. We currently operate in one service line providing in-space transportation services.

Our chief operating decision maker uses financial information, business prospects, competitive factors, operating results and other non-U.S. GAAP financial ratios to evaluate our performance, which is the same basis on which our results and performance are communicated to our Board of Directors. Based on the information described above and in accordance with the applicable literature, management has concluded that we are organized and operated as one operating and reportable segment.

Recently Issued Accounting Standards

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the accounting for income taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in income taxes. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company does not expect the adoption of this standard to have a material impact on the Company’s financial statements.

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, (“ASU 2020-06”) which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity, an embedded conversion feature in such debt. Instead, they will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was within the scope of those models before the adoption of ASU 2020-06. Also, ASU 2020-06 requires the application of

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies (cont.)

the if-converted method for calculating diluted earnings per share and treasury stock method will be no longer available. The provisions of ASU 2020-06 are applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of ASU 2020-06 on its financial statements.

Recently Adopted Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This guidance is intended to increase transparency and comparability among organizations by recognizing lease assets and liabilities on the balance sheets and disclosing key information about lease arrangements. The Company adopted the standard as of January 1, 2020, using the modified retrospective approach and has elected to use the optional transition method which allows the Company to apply the guidance of ASC 840, including disclosure requirements, in the comparative periods presented. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification related to agreements entered prior to adoption.

The adoption of the new standard resulted in recognition of operating lease ROU assets and operating lease liabilities of $545,707 and $555,916, respectively, as of January 1, 2020. There was no material cumulative impact of transition to accumulated deficit as of the adoption date. The standard did not materially impact the accompanying statements of operations and had no impact on the accompanying statements of cash flows.

Note 3. Prepaids and Other Current Assets

Prepaids and other current assets consisted of the following:

	December 31, 2020	December 31, 2019
Prepaid launch costs-current	$2,260,000	$1,603,500
Prepaid research and development	1,452,557	109,264
Prepaid insurance and other assets	795,727	512,450
Total	$4,508,284	$2,225,214

As of December 31, 2020, and 2019, the non-current portion of prepaid launch costs recorded in other non-current assets was $2,390,000 and $1,932,050, respectively.

Note 4. Property, Machinery and Equipment, net

Property, machinery and equipment, net consisted of the following:

	December 31, 2020	December 31, 2019
Computer equipment	$177,868	$109,586
Furniture and fixtures	205,976	131,891
Leasehold improvements	665,146	461,280
Machinery and equipment	1,935,974	1,079,184
Construction in-progress	117,655	229,983
	3,102,619	2,011,924
Less: accumulated depreciation	(781,519)	(224,842)
Property, machinery and equipment, net	$2,321,100	$1,787,082

Depreciation expense related to property, machinery and equipment for the years ended December 31, 2020 and 2019 was $556,677 and $188,134, respectively.

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 5. Intangible assets, net

Intangible assets, net consisted of the following as of December 31, 2020:

	Gross Value	Accumulated Amortization	Net Value	Weighted average remaining amortization period (in years)
Patents/Intellectual Property	$356,890	(51,408)	$305,482	7.62

Intangible assets, net consisted of the following as of December 31, 2019:

	Gross Value	Accumulated Amortization	Net Value	Weighted average remaining amortization period (in years)
Patents/Intellectual Property	$235,925	(18,014)	$217,911	8.97

Amortization expense related to intangible assets for the years ended December 31, 2020 and 2019 was $33,393 and $15,369, respectively. As of December 31, 2020, the future estimated amortization expense related to intangible assets is as follows:

Year ending December 31,
2021	$40,062
2022	40,062
2023	40,062
2024	40,062
2025	40,062
Thereafter	105,172
Total	$305,482

There were no intangible asset impairments during the year ending December 31, 2020 and 2019.

Note 6. Leases

The Company leases office space under non-cancellable operating leases with terms expiring in December 2021 and February 2028. The leases require monthly lease payments that are subject to annual increase throughout the lease term.

The Company adopted ASC 842 as of January 1, 2020, using the modified retrospective approach. For the year ended December 31, 2020, rent expense was $305,072.

The Company performed evaluations of its contracts and determined that each of its identified leases are classified as operating leases. The components of operating lease expense were as follows:

Year ended December 31, 2020
Operating lease cost	$271,582
Variable lease expense	24,430
Short-term lease expense	9,060
Total lease expense	$305,072

Variable lease expense consists of the Company’s proportionate share of operating expenses, property taxes, and insurance and is classified as lease expense due to the Company’s election to not separate lease and non-lease components.

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 6. Leases (cont.)

The lease right of use assets and lease liabilities recognized in the balance sheets are as follows:

As of December 31, 2020
Right of use asset in other non-current assets	$316,040

Other current liabilities	254,197
Other non-current liabilities	71,961
Total lease liability	$326,158

As of December 31, 2020, scheduled maturities of the Company’s operating lease liabilities were as follows:

2021	$279,793
2022	67,045
Total lease payments	346,838
Less: Imputed interest	(20,680)
Present value of lease liabilities	$326,158

The following is a schedule of future minimum operating lease payments as of December 31, 2020:

Year ending December 31,
2021	$279,793
2022	67,045
2023 and thereafter	—
Total	$346,838

Note 7. Accrued Expenses

Accrued expenses consisted of the following:

	December 31, 2020	December 31, 2019
Compensation expense	$1,326,311	$517,290
Other current expense	904,052	156,842
Offering costs	505,783	—
Payroll tax expense	327,734	37,332
Total	$3,063,880	$711,464

Note 8. SAFE Notes

The Company has issued Simple Agreement for Future Equity (“SAFE”) notes to investors. For the year ended December 31, 2020, the Company issued SAFE notes to investors in exchange for aggregate proceeds of $44,650,000. The SAFE notes allow the investors to participate in future equity financings through a share-settled redemption of the amount invested at a discounted price to the price paid by other investors. That is, upon a future equity financing involving preferred shares, SAFE notes settle into a number of preferred shares equal to the invested amount of the SAFE note divided by a discounted price to the price investors pay to purchase preferred shares in the financing (with such discounted price calculated as a percentage of the price investors pay to purchase preferred shares in the financing or by reference to a valuation cap). Alternatively, upon the occurrence of a change of control, an initial public offering or the consummation of a business combination with a special purpose acquisition company (including the Business Combination), each investor shall receive a portion of the proceeds equal to the greater of (i) the invested amount under its SAFE note, or (ii) the amount payable on the number of shares of common stock equal to the invested amount divided by the liquidity price set forth in the applicable SAFE notes.

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 8. SAFE Notes (cont.)

The Company determined that the SAFE notes are not a legal form of debt (i.e., no creditors’ rights). The SAFE notes include a provision allowing for the investors to get a portion of the proceeds in a change of control equal to the greater of their investment amount or the amount payable upon a number of shares of common stock equal to the investment amount divided by the liquidity price set forth in the applicable SAFE notes, the occurrence of which is outside the control of the Company. This provision requires the SAFE notes to be classified as marked-to-market liabilities pursuant to ASC 480. As of December 31, 2020, and 2019, the fair value of the SAFE notes was $314,439,663 and $2,500,000, respectively. The expense reported from the increase in the fair value of the SAFE notes for the year ended December 31, 2020 was $267,289,663 and is included in other income (expense) within the accompanying statements of operations. In addition, pursuant to the guidance in ASC 825, “Financial Instruments”, the Company expensed $1.0 million of fees incurred in connection with the SAFE notes issued during the year ended December 31, 2020. This amount has been included in other expense within the accompanying statements of operations.

SAFE notes totaling $7,506,760 were converted into 32,301,028 shares of the Company’s preferred stock in connection with equity financings during the year ended December 31, 2019. There were no SAFE notes converted during the year ended December 31, 2020. SAFE notes with a principal amount totaling $47,150,000 and $2,500,000 remained outstanding as of December 31, 2020 and December 31, 2019, respectively.

Conversion or Cash-out Events

In the event of an equity financing in which the Company issues and sells preferred stock for the purpose of raising capital, the SAFE notes will convert into a series of preferred stock of the Company. The number of shares of preferred stock issued will be determined pursuant to the terms of the SAFE notes and the applicable discount to the price per share of the preferred stock sold in such equity financing and the applicable valuation cap set forth in the applicable SAFE notes. There was a 20% discount and a valuation cap of $150,000,000 associated with the outstanding SAFE notes issued during the year ended December 31, 2019. For the year ended December 31, 2020, SAFE notes with aggregate principal amounts of $9,650,000 and $35,000,000, were issued with no discount and valuation caps of $150,000,000 and $300,000,000, respectively.

In the event of a liquidity event (i.e. a change of control, initial public offering or the consummation of a business combination with a special purpose acquisition company, including the Business Combination), SAFE note holders will receive a portion of the proceeds payable in such liquidity event equal to the greater of the purchase amount of the applicable SAFE notes and the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price set forth in such SAFE notes in exchange for their SAFE notes.

Preference Upon Dissolution

Should the Company dissolve or wind-up operations prior to a conversion or cash-out event, SAFE note holders will be treated like a standard non-participating Preferred Stock.

Embedded and Beneficial Conversion Features

The Company assessed the embedded conversion and redemption features of the SAFE notes pursuant to ASC 815, and concluded no embedded derivatives required bifurcation. The Company further assessed the embedded conversion features of the SAFE notes under ASC 470-20 and determined that contingent beneficial conversion features (BCFs) existed. Upon the conversion of the SAFE notes, the contingency was resolved and the BCFs were measured at their intrinsic value. BCFs associated with converted SAFE notes totaled $568,479 during the year ended December 31, 2019 and were recorded as interest expense and additional paid-in-capital. There was no BCFs recorded in the year ended December 31, 2020.

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 9. Loan Payable

In March 2020, the Company entered into an equipment financing agreement to fund the acquisition of specific and eligible equipment (“Equipment Loan”). The Equipment Loan provides the Company access to borrow up to $4,500,000. Repayment of any amounts issued under the Equipment Loan occurs over 30 months. Interest under the Equipment Loan is fixed at 9.75% and the borrowings may be prepaid as long as the Company provides written notice to the lender (10) business days prior to the prepayment and the Company pays (a) all accrued and unpaid interest on the equipment loan as of the date of prepayment; plus (b) an amount equal to the total amount of all scheduled but unpaid payments of principal; plus (c) an amount equal to all interest that would have accrued on the equipment loan from the date of prepayment through the last scheduled payment. The Company is also obligated to pay a final amount equivalent to 5 percent of the loan, the final amount is being expensed as interest expense over the term of the Equipment Loan using the effective interest rate. The borrowings are collateralized by all of the equipment financed by the lender. On March 9, 2020, the Company borrowed $1,536,772. The borrowings included an original issuance discount of $49,000. Pursuant to the terms of the Equipment Loan, the first six months of payments were interest only and monthly payments including principal and interest of $57,929 begin September 1, 2020 and end September 1, 2023.

In conjunction with the equipment financing agreement, a stock purchase warrant was also issued to the lender, which allows for the purchase of a number of shares of Series A Preferred Stock (or, subject to certain conditions, Preferred Stock in a subsequent round of financing) equal to $225,000 divided by the price per share in the applicable round of financing. Under the warrant agreement, the lender is also provided certain rights to invest up to an additional $250,000 in the Company’s equity or convertible debt issued in future offerings. The warrant expires on March 9, 2030. The original fair value of the warrant of $29,415 was recorded as a derivative liability with the offset recorded as a debt discount (See Note 10).

Additionally, the Company incurred debt issuance costs of $37,659, which were recorded as a direct deduction from the carrying amount of Equipment Loan. The original issuance discount, warrant discount and debt issuance costs are being amortized as interest expense using the effective interest rate method through the term of the loan.

In December 2020, all of the outstanding principal and accrued interest of $1,536,772 under the Equipment Loan was paid off and the Equipment Loan facility was terminated. The unamortized original issuance discount, warrant discount and debt issuance cost of $116,074 was fully expensed in December 2020. The warrant remains outstanding.

PPP Loan

In May 2020, the Company received a Paycheck Protection Program loan (“PPP Loan”) in the amount of $970,000. The loan was issued under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The PPP Loan is subject to forgiveness if the Company uses the funds for applicable expenses outlined in the CARES Act. Any portion of the PPP Loan that is not forgiven must be repaid within two years. The PPP Loan bears interest at 1.0% per annum. In September 2020, the Company repaid the PPP Loan in full.

Note 10. Stockholders’ Equity and Stock-based Compensation

Capital Structure

On November 1, 2018, the Company entered into exchange agreements with Mikhail Kokorich (its then current Chief Executive Officer, “CEO”) and a related entity of a co-founder (the Company’s two founding shareholders), whereby 100,000,000 fully vested shares of then-outstanding common stock were reconstituted into 80,000,000 shares of Class B common stock and 20,000,000 shares of FF preferred stock, with the Company’s CEO and the related entity each holding 40,000,000 shares of Class B common stock and 10,000,000 shares of FF preferred stock, respectively.

Concurrent with the exchange agreements, the parties to the agreements each entered into a stock restriction agreement whereby each holder’s 40,000,000 shares of Class B common stock were subjected to a 4-year vesting schedule, with 1/48th of the shares vesting on each monthly anniversary of the agreement, subject to the holder’s continuous service

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 10. Stockholders’ Equity and Stock-based Compensation (cont.)

through each vesting date. The CEO’s shares are also subject to acceleration in the event of a qualifying termination in connection with a change in control and the entity’s shares were subject to acceleration in the event of a qualifying termination. The Company has a right to repurchase any unvested shares at the then-current market value if the holder ceases to provide services. The related entity’s co-founder shares were subsequently accelerated and fully vested as of March 2020.

The Company assessed the repurchase feature and concluded that the shares met the criteria for equity classification as the Company’s exercise of the repurchase right is not probable. No additional expense was recognized as a result of the exchange as the fair value of the issued shares were not materially different from those exchanged.

In accordance with the Certificate of Incorporation, as amended and restated on June 21, 2019, the Company is authorized to issue four classes of stock: Class A Common, Class B Common, FF Preferred, and Preferred. As of December 31, 2020, the Company is authorized to issue 578,761,378 total shares with a par value of $0.000001 per share. A summary of the share classes is included below:

Preferred — Preferred stock consists of Series Seed Preferred, Series Seed-1 Preferred, Series Seed-2 Preferred, Series A Preferred, and Series A-1 Preferred. A summary of the Preferred stock shares designated, issued, and outstanding as of December 31, 2020 is as follows:

Preferred Stock	Shares Designated	Shares Issued and Outstanding	Liquidation Price	Dividend Rate
Series Seed Preferred	44,745,720	42,298,151	$0.21392	$0.01284
Series Seed-1 Preferred	3,563,412	3,563,412	$0.14031	$0.00842
Series Seed-2 Preferred	4,751,218	4,751,218	$0.10524	$0.00631
Series A Preferred	65,000,000	61,962,132	$0.29050	$0.01743
Series A-1 Preferred	32,301,028	32,301,028	$0.23240	$0.01394

Liquidation preference, conversion rights, redemption rights, and voting rights for Preferred stock are the same for each series. See below for a summary of these rights:

•        Liquidation Preference — In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or other deemed liquidation event (as specified in the Company’s Certificate of Incorporation), holders of preferred stock are entitled to receive, prior and in preference to holders of common stock and FF preferred stock, an amount per share equal to the greater of (i) the applicable original issue price for such series of convertible preferred stock, or (ii) such amount per share as would have been payable had all shares of preferred stock been converted into common stock. If upon occurrence of such a liquidation event, the assets and funds to be distributed among the holders of preferred stock are insufficient to permit the payment in full to all holders of preferred stock, the entire assets and funds of the Company legally available for distribution will be distributed ratably among such holders. Upon completion of the distribution to the holders of the preferred stock, all remaining legally available assets will be distributed ratably to the holders of common stock and FF preferred stock.

•        Conversion Rights — At the option of the holder of preferred stock, each share of preferred stock may be converted at any time into such number of shares of Class A common stock at the applicable conversion rate, which is equal to the original issue price divided by a conversion price; the conversion price is initially equal to the original issue price, as adjusted for stock splits, dividends and distributions and for certain dilutive issuances. Each share of convertible preferred stock will automatically convert into Class A common stock upon either (i) the closing of a firm commitment underwritten public offering of the Company’s common stock pursuant to an effective registration statement on Form S-1 under the

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 10. Stockholders’ Equity and Stock-based Compensation (cont.)

Securities Act of 1933, as amended, that results in at least $75 million in gross proceeds to the Company or (ii) the affirmative vote by the holders of at least a majority of the outstanding shares of preferred stock, voting as a single class on an as-converted basis.

•        Redemption Rights — Preferred stock is not redeemable at the option of the holder.

•        Voting Rights — Preferred stock shareholders are entitled to one vote per share of Class A common stock that they would then convert into.

Shares of preferred stock are entitled to annual dividends if declared by the Board of Directors. No dividends were declared during the years ended December 31, 2020 and 2019.

FF Preferred — FF Preferred shareholders are entitled to one vote per share. Shares of FF preferred stock held by a holder are convertible into Class A common stock at the option of the holder, or upon any transfer that is neither made in connection with an equity financing nor authorized by the Board. Automatic conversion of all FF preferred stock into Class A common stock occurs upon a sale of the Company’s capital stock in an underwritten public offering, or by vote of a majority of the then outstanding shares of FF preferred stock. Dividends paid to holders of FF preferred stock are equivalent to those paid to Class A Common shareholders; however, there were no dividends paid for the years ended December 31, 2020 and 2019. FF preferred stock is not redeemable at the option of the holder.

Class A Common — Class A Common shareholders are entitled to one vote per share. Dividends paid to holders of Class A common stock are paid on a pro rata basis between the two classes of common stock; however, there were no dividends paid for the years ended December 31, 2020 and 2019. Class A common stock is not redeemable at the option of the holder.

Class B Common — Class B Common shareholders are entitled to ten votes per share. Dividends paid to holders of Class B common stock are paid on a pro rata basis between the two classes of common stock; however, there were no dividends paid for the years ended December 31, 2020 and 2019. Holders of Class B common stock may convert their shares to Class A common stock at their option. Class B common stock is not redeemable at the option of the holder.

The Company has reserved shares of Class A Common Stock for issuance for the following purposes as of December 31, 2020:

Series Seed preferred stock	42,298,151
Series Seed-1 preferred stock	3,563,412
Series Seed-2 preferred stock	4,751,218
Series A preferred stock	61,962,132
Series A-1 preferred stock	32,301,028
FF preferred common stock	20,000,000
Class B common stock	70,000,000
Options outstanding under stock incentive plan	29,358,286
Options outstanding outside of stock incentive plan	545,454
Option available for grant under stock incentive plan	14,243,904
Common stock warrants	1,250,000
Preferred stock warrants	774,527
Total	281,048,112

Stock Purchase Warrants

In March 2020, the Company entered into an equipment financing agreement to fund the acquisition of specific and eligible equipment. The financing agreement provides the Company access to borrow up to $4,500,000. (See Note 9). In conjunction with the equipment financing agreement, a stock purchase warrant was also issued to the lender, which allows for the purchase of 774,527 shares of Series A Preferred Stock (or, subject to certain conditions, Preferred

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 10. Stockholders’ Equity and Stock-based Compensation (cont.)

Stock in a subsequent round of financing) equal to $225,000 divided by the price per share in the applicable round of financing. Under the warrant agreement, the lender is also provided certain rights to invest up to an additional $250,000 in the Company’s equity or convertible debt issued in certain future offerings. The stock warrant expires on March 9, 2030 and is accounted for at fair value as a derivative liability. The valuation of the warrant was determined through the use of a Black Scholes options model, with a calculated fair value of $29,415 at the issuance date. The Company recorded the increase in the fair value of the warrant of $3,176,770 for the year ended December 31, 2020, in other income (expense) within the accompanying statements of operations. Additionally, there was an immaterial amount of deferred issuance costs allocated to the warrants.

Other Warrants

On January 1, 2019, the Company issued a warrant to an affiliate of an employee covering up to 5,000,000 shares of Class A common stock. The warrant has a contractual term of seven years, an exercise price of $0.05 per share, and had a grant date fair value of $0.019 per share. One quarter of the warrant shares vest and become exercisable after the first 12 months of continuous service by such employee, and 1/48 of the warrant shares vest and become exercisable each month of continuous service after the 12-month anniversary date.

On December 30, 2019, the Company modified the terms of the original warrant. A total of 1,250,000 warrant shares became immediately vested and the remaining 3,750,000 warrant shares were forfeited. The Company accounted for the modification as a Type III modification, which resulted in a re-measured fair value per share of $0.035 and the recognition of incremental compensation expense of $19,601. A total of $43,299 of compensation expense was recognized from the grant date through December 31, 2019 and is included within selling, general and administrative expenses in the accompanying statements of operations. The incremental compensation expense related to the warrant is recognized in selling, general and administrative expenses in the accompanying statements of operations. The fair value of the warrant was estimated using the Black-Scholes-Merton option pricing model with the following assumptions at each measurement date:

	December 30, 2019	January 1, 2019
Expected term (in years)	7.00	8.00
Risk-free interest rate	1.81%	2.59%
Expected volatility	32.97%	27.72%
Dividend yield	0.00%	0.00%

Stock Incentive Plan

In May 2018, the Board of Directors of Momentus Inc. approved the 2018 Stock Plan (the “Initial Plan”) that allowed for granting of incentive and non-qualified stock options and restricted stock awards (“RSAs”) to employees, directors, and consultants. In November 2018, the Board terminated the Initial Plan such that no additional awards may be granted under the Initial Plan and adopted a new 2018 Stock Plan (the “New 2018 Stock Plan” and, together with the Initial Plan, the “Plans”). As of December 31, 2018, 30,975,958 shares of Class A common stock were reserved for issuance under the Plans. During the year ended December 31, 2019, the shares of Class A common stock reserved for issuance under the New 2018 Stock Plan was increased by 4,430,579. Vested options may be exercised in exchange for Class A common stock of the Company. All outstanding and unvested options and RSAs forfeit in the event of employment termination.

In February and March 2020, the Board approved an amendment and restatement to the New 2018 Stock Plan (the “Amended Plan and Restated 2018 Stock Plan”), and further amendments thereto that increased the number of shares that may be issued thereunder to 37,006,537 plus any additional shares, capped at 11,650,000, subject to awards outstanding as of October 30, 2018 and issued under the Initial Plan that are forfeited to, or repurchased by the Company. The Amended and Restated 2018 Stock Plan expires on October 30, 2028, unless terminated earlier.

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 10. Stockholders’ Equity and Stock-based Compensation (cont.)

Option Outside of Stock Plan

The Company issued one option outside of the Plans in November 2019 exercisable into 545,454 shares of Class A Common Stock. The option was fully vested at issuance as no service period was required. Compensation expense totaling $12,803 was recognized in selling, general and administrative expenses in the accompanying statements of operations. The contractual term of the option is ten years. The grant date fair value of the option was $0.02 per share. The assumptions used under the Black-Scholes-Merton option-pricing model are as follows:

2019
Expected term (in years)	5.00
Risk-free interest rate	1.62%
Expected volatility	35.30%
Dividend yield	0.00%

There was no intrinsic value as the exercise price of the option was greater than the fair value of the Class A common stock. The option is fully exercisable as of December 31, 2020.

Options and RSAs Under Stock Plans

Options issued under the Plans generally vest based on continuous service provided by the option holder over a four-year period. Compensation expense related to these options is recognized on a straight-line basis over the four-year period based upon the fair value at the grant date. The following table sets forth the summary of options activity for the year ended December 31, 2020:

	Shares Available for Option Grants Under Plan	Options Outstanding Under Plan	Non-Plan Options	Total Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2018	19,325,958	9,500,000	—	9,500,000	$—	9.41	$375,000
Authorized for issuance	4,430,579	—	—	—	—
Granted	(15,098,969)	15,098,969	545,454	15,644,423	0.06
Outstanding as of December 31, 2019	8,657,568	24,598,969	545,454	25,144,423	0.04	9.12	681,779
Authorized for issuance	13,250,000				—
Granted	(15,137,861)	15,137,861	—	15,137,861	0.07
Vested exercised	—	(2,904,347)	—	(2,904,347)	0.03
Forfeitures	7,474,197	(7,474,197)	—	(7,474,197)	0.06
Outstanding as of December 31, 2020	14,243,904	29,358,286	545,454	29,903,740	$0.05	8.49	$130,563,848
Exercisable as of December 31, 2020				12,697,969	$0.04	8.09	$55,573,549
Vested and expected to vest as of December 31, 2020				29,903,740	$0.05	8.49	$130,563,848

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 10. Stockholders’ Equity and Stock-based Compensation (cont.)

Stock-based compensation expense related to options issued under the Plans was as follows:

	Year Ended December 31,
	2020	2019
Research and development expenses	$183,420	$39,153
Selling, general and administrative expenses	2,581,371	25,869
	$2,764,791	$65,022

As of December 31, 2020, there was a total of $1,792,406 in unrecognized compensation cost related to unvested options, which is expected to be recognized over a weighted-average period of 2.37 years.

The assumptions used under the Black-Scholes-Merton option-pricing model and weighted average fair value of options on the grant date are as follows:

	Year Ended December 31,
	2020	2019
Expected term (in years)	5.03 – 6.23	5.85 – 6.08
Risk-free interest rate	0.27% – 1.36%	2.45% – 2.54%
Expected volatility	34.00% – 51.78%	31.20% – 31.53%
Dividend yield	0.00%	0.00%
Fair value on grant date	$0.08 – $1.16	$0.02

The Company utilized independent third-party valuation experts to determine inputs to the Black-Scholes model including estimates of current stock price and volatility.

Restricted Stock Awards

RSAs issued under the Plans generally vest based on continuous service provided by the restricted stockholder over a four-year period. Compensation expense related to these RSAs is recognized on a straight-line basis over the four-year period based upon the fair value at the grant date.

The following table sets forth the summary of RSA activity for the years ended December 31, 2020 and 2019:

	Restricted Shares	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Vesting Period (in years)
Balance, December 31, 2018	1,625,000	$0.01	2.57
Vested	(787,500)	0.01
Balance, December 31, 2019	837,500	0.01	1.91
Vested	(660,416)	0.01
Balance, December 31, 2020	177,084	$0.01	0.70

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 10. Stockholders’ Equity and Stock-based Compensation (cont.)

Common Stock purchased under the Plans are subject to certain restrictions and repurchase rights, including the right of first refusal by the Company for sale or transfer on new shares to outside parties and other restrictions on transfers and secondary market transactions. Repurchases of Common Stock are at zero cost. As of December 31, 2020, 177,084 shares were subject to repurchase. Stock-based compensation expense related to RSAs issued under the Plans was as follows:

	Year Ended December 31,
	2020	2019
Research and development expenses	$4,099	$5,373
Selling, general and administrative expenses	2,273	2,491
	$6,372	$7,864

As of December 31, 2020, there was a total of $1,667 in unrecognized compensation cost related to unvested RSAs, which is expected to vest over a weighted-average period of 1.33 years.

Stock Option Modifications

On March 25, 2020, the Company modified option awards for eight employees, which resulted in the forfeiture of options for 970,833 shares and the vesting acceleration of options for 189,167 shares. The modified option awards have an exercise price of $0.07 per share, expected term of one year, a risk-free interest rate of 0.19%, an expected volatility of 41.00%, and no expected dividends. This Type III modification resulted in a re-measured fair value per share of $0.09. Compensation expense reversed due to the forfeitures was $4,630, and incremental compensation expense related to the accelerated options totaled $16,742.

On June 15, 2020, the Company modified an option award for an employee, which resulted in the vesting acceleration of 78,125 shares underlying such option award. This Type I modification resulted in incremental compensation expense of $703.

Compensation expense related to the above modifications was recorded in the accompanying statements of operations. Compensation expense totaling $9,845 was recorded in research and development expenses, and compensation expense totaling $2,970 was recorded in selling, general and administrative expenses.

On August 7, 2020, the Company modified an option award for an employee to change the vesting commencement date by one month. The impact to compensation expense from this Type I modification was immaterial.

On September 24, 2020, the Company modified an option award for an employee, which resulted in the forfeiture of 4,000,000 shares underlying such option award, the vesting acceleration of 600,000 shares underlying such option award, and the continued vesting of 400,000 shares underlying such option award over a four-month period. This modified option award has an exercise price of $0.07 per share, expected term of approximately one year, a risk-free interest rate of 0.12%, an expected volatility of 57.00%, and no expected dividends. The Type III modifications resulted in a re-measured fair value per share of $2,029. Compensation expense reversed due to the forfeiture was $76,781. Incremental compensation expense related to the accelerated options that was recognized on the modification date totaled $1,175,450. Incremental compensation expense to be recognized over a four-month period from the modification date totaled $783,637.

On October 5, 2020, the Company modified a restricted stock award for a consultant, which resulted in the vesting acceleration of 197,917 shares underlying such option award. This Type III modification resulted in incremental compensation expense of $399,594.

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 10. Stockholders’ Equity and Stock-based Compensation (cont.)

401(k) Plan

The Company has established a 401(k) plan which covers all employees. Participants may make voluntary contributions to the plan subject to IRS limitation. The Company does not provide a matching contribution.

Note 11. Commitments and Contingencies

Legal Proceedings

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not currently a party to any legal proceedings, nor is it aware of any pending or threatened litigation, that would have a material adverse effect on the Company’s business, operating results, cash flows, or financing condition should such litigation be resolved unfavorably.

Note 12. Income Taxes

The Company accounts for income taxes in accordance with authoritative guidance, which requires the use of the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax basis of assets and liabilities and are measured using the enacted tax rate expected to apply to taxable income in the years in which the differences are expected to be reversed. The following table presents the components of pre-tax loss for the years ended:

	2020	2019
US	$(307,027,145)	$(15,754,427)
Total	$(307,027,145)	$(15,754,427)

The following are the components of the provision for income taxes for the years ended:

	2020	2019
Current:
State	$800	$800
Income tax provision	$800	$800

The following is a reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended:

	2020	2019
Statutory tax rate	21.00%	21.00%
State taxes, net of federal benefit	1.03	8.44
Research and development credits	0.35	4.53
Non-deductible expenses	(18.43)	(1.92)
Valuation allowance	(3.86)	(30.92)
Uncertain tax positions	(0.09)	—
Other	—	(1.13)
Effective tax rate	0%	0%

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 12. Income Taxes (cont.)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company’s deferred tax assets and liabilities as of the dates presented:

	December 31, 2020	December 31, 2019
Deferred tax assets:
Start-up and organization costs	$4,280,464	$1,624,196
Accrued expenses and reserves	503,840	—
Stock-based compensation	170,770	5,072
Tax credit carryforwards	2,340,468	937,893
Net operating loss	8,811,628	3,178,391
Property and equipment	288,656	132,878
Intangible assets	14,386	5,041
Capitalized R&D costs	566,973	—
Operating lease obligations	91,271	—
Warrants	888,975	—
Other	—	142,012
Total deferred tax assets before valuation allowance	17,957,431	6,025,483
Valuation allowance	(17,868,548)	(6,025,483)
Total deferred tax assets	88,883	—
Deferred tax liabilities:
Operating lease right-of-use assets	(88,439)	—
Other	(444)	—
Total deferred tax liabilities	(88,883)	—
Net deferred tax assets	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. As a result of a history of taxable losses and uncertainties as to future profitability, the Company recorded a full valuation allowance against its deferred tax assets. The valuation allowance for the year ended December 31, 2020 was $17,868,548.

As of December 31, 2020, the Company has federal and state net operating loss carryforwards (NOL) in the amount of $33,710,843 and $24,805,990, respectively. While the Federal NOLs can be carried forward indefinitely, California NOLs begin to expire in the year ending December 31, 2038. As of December 31, 2020, the Company had federal and California research and development credit carryforwards of $1,782,671 and $1,693,613, respectively. The federal research and development credit will begin to expire in the year ending December 31, 2038, and the California research and development credit has no expiration.

ASC Topic No. 740-10 requires companies to determine whether it is “more likely than not” that a tax position will be sustained upon examination by the appropriate taxing authorities before any tax benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, classification and interest and penalties related to uncertain tax positions. The following table summarizes the activity related to the Company’s gross unrecognized tax benefits:

Gross Unrecognized Tax Benefits
Balance at December 31, 2019	$312,631
Increases related to prior tax positions	—
Increases related to current tax positions	467,526
Balance at December 31, 2020	$780,157

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 12. Income Taxes (cont.)

The Company’s policy is to record estimated interest and penalties related to the underpayment of income taxes or unrecognized tax benefits as a component of its income tax provision. The Company has not recorded any interest or penalties related to unrecognized tax benefits through December 31, 2020.

In the normal course of business, the Company is subject to examination by federal and state jurisdictions where applicable based on the statute of limitations that apply in each jurisdiction. The tax return years 2017, 2018, 2019 and 2020 remain open to examination. The Company is not currently under audit by the taxing jurisdictions to which the Company is subject.

The Company does not anticipate any material change in its unrecognized tax benefits in the next 12 months.

The Company is in start-up phase and has not recognized revenue related to satisfying performance obligations as of December 31, 2020. Under section 195(b), all the expenses other than R&D, taxes and interest income/expense must be capitalized and amortized from the date the company starts active trade or business. As of December 31, 2020, section 195(b) costs accumulated an ending gross deferred tax asset (“DTA”) of $15,272,584.

The Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (“Topic 842” or “ASC 842”) on January 1, 2020., recognizing all leases, including operating leases, with a term of over 12 months on its balance sheets and to disclose key information about the Company’s leasing transactions. At the end of December 31, 2020, total DTA and deferred tax liability (“DTL”) from the three leases is $91,271 and $88,439, respectively.

Note 13. Related Party Transactions

The Company paid $187,500 in consulting fees to its former Chief Executive Officer (CEO) for the year ended December 31, 2019. The consulting fees were earned in lieu of regular payroll and were approved by the Board.

For the year ended December 31, 2019, the Company purchased intangible assets consisting of intellectual property totaling $180,000 from an entity where the Company’s prior Chief Technology Officer was also the Chief Executive Officer.

The Company entered into a consulting and technology development agreement with an entity in which the Company’s former CEO has a material interest. Payments made to the entity totaled $502,117 for the year ended December 31, 2020.

In March 2020, a related entity of a co-founder of the Company contributed 10,000,000 shares of Class B Common Stock back to the Company. In conjunction with the contribution, the Company agreed that if it re-hires the co-founder within a specified time period, that co-founder will receive an option to purchase 5,000,000 shares (on a pre-Business Combination basis), subject to the approval of the Board.

Note 14. Subsequent Events

On January 25, 2021, a co-founder of the Company and CEO resigned from the Company. As part of the terms of the former CEO’s separation agreement, the Company accelerated all his unvested shares and options and extended the post-termination exercise period for his options from 3 months to 12 months from the date of termination. An interim CEO has been appointed while the Company conducts a search for a new permanent CEO.

In January 2021, the Company commenced a new lease at a new location in San Jose, California. The lease expires in February 2028. The Company is obligated to pay approximately $11 million over the term of the lease.

On February 22, 2021, the Company entered into a Loan and Security Agreement (“LSA”) and related agreements with Venture Lending & Leasing IX, Inc. The LSA provides for an initial $25,000,000 growth capital term loan that is available to the Company upon closing of the agreement, and which the Company expects to draw down on March 1, 2021. The LSA also includes an additional $15,000,000 growth capital term loan that is available to the Company through June 30, 2021 contingent upon the Company receiving from the FAA payload approval and the Company closing a minimum of $25,000,000 in additional equity.

MOMENTUS INC.

NOTES TO THE FINANCIAL STATEMENTS

Note 14. Subsequent Events (cont.)

The LSA provides for a 12% annual interest rate, monthly payment of interest only for the first 12 months, and payment in full of all outstanding principal and interest on March 1, 2022. At the Company’s option prior to February 15, 2022, the repayment of the full principal amount outstanding and due on March 1, 2022 may be extended for either 12 or 24 months and amortized in equal monthly payments. The LSA grants the lender the first security priority lien on substantially all assets of the Company (subject to certain exceptions, including that the lien on IP will be a springing lien based on the occurrence of certain events) for all periods of time that the Company is indebted to the lender.

In conjunction with the LSA, the lender will receive warrants for preferred stock equal to up to 1% of the Company’s fully diluted capitalization (including allowance for conversion of all outstanding convertible notes, SAFE notes and such warrants). The warrants are earned and vest 80% upon signing of the agreement, 10% upon qualification for the incremental $15,000,000 growth capital term loan and 10% upon the Company’s utilizing such incremental growth capital term loan. The exercise price of the warrants is an aggregate of $1,000.

In addition, the lender will have certain rights to participate in future private equity offerings (including convertible notes or bridge financings) of the Company.

Management of the Company has evaluated the impact of subsequent events through February 23, 2021, the date the financial statements were available for issuance.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

STABLE ROAD ACQUISITION CORP.,

PROJECT MARVEL FIRST MERGER SUB, INC.,

PROJECT MARVEL SECOND MERGER SUB, LLC

and

MOMENTUS INC.

DATED AS OF OCTOBER 7, 2020

Annex A-i

Annex A-ii

Annex A-iii

EXHIBITS

Exhibit A	Form of Support Agreement
Exhibit B	Form of Sponsor Agreement
Exhibit C	Form of Parent A&R Charter
Exhibit D	Form of Parent A&R Bylaws
Exhibit E	Form of A&R Registration Rights Agreement
Exhibit F	Form of Lockup Agreement
Exhibit G	Form of Underwriting Agreement Amendment
Exhibit H	Form of Stockholder Written Consent
Exhibit I	Form of FIRPTA Certificate

SCHEDULES

Schedule A	Defined Terms

Annex A-iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of October 7, 2020, by and among Stable Road Acquisition Corp., a Delaware corporation (“Parent”), Project Marvel First Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of Parent (“First Merger Sub”), Project Marvel Second Merger Sub, LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of Parent (“Second Merger Sub”), and Momentus Inc., a Delaware corporation (the “Company”). Each of the Company, Parent, First Merger Sub and Second Merger Sub shall individually be referred to herein as a “Party” and, collectively, the “Parties”. The term “Agreement” as used herein refers to this Agreement and Plan of Merger, as the same may be amended from time to time in accordance with the terms hereof, and all schedules, exhibits and annexes hereto (including the Company Disclosure Letter and the Parent Disclosure Letter). Defined terms used in this Agreement are listed alphabetically in Schedule A, together with the section and, if applicable, subsection in which the definition of each such term is located.

Recitals

WHEREAS, Parent is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the General Limited Liability Company Act of the State of Delaware (“DLLCA”) and other applicable Law, the Parties intend to enter into a business combination transaction by which: (a) First Merger Sub will merge with and into the Company (the “First Merger”), with the Company being the surviving corporation of the First Merger (the Company, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “Surviving Corporation”); and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with Second Merger Sub being the surviving company of the Second Merger (Second Merger Sub, in its capacity as the surviving company of the Second Merger, is sometimes referred to as the “Surviving Entity”).

WHEREAS, for U.S. federal income tax purposes, each of the Parties intends that the Mergers, taken together, will constitute an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g).

WHEREAS, the board of directors of the Company has unanimously: (a) determined that it is in the best interests of the Company and Company Stockholders, and declared it advisable, to enter into this Agreement providing for the Mergers in accordance with the DGCL and DLLCA, as applicable; (b) approved this Agreement and the Transactions, including the Mergers in accordance with the DGCL and DLLCA, as applicable, on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the plan of merger set forth in this Agreement be adopted by the Company Stockholders in accordance with the Company’s Charter Documents.

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company Stockholders collectively holding (a) at least a majority of the outstanding voting power of the Company Stock issued and outstanding as of the date hereof (voting as a single class and on an as-converted basis), (b) at least a majority of the shares of the Company Common Stock issued and outstanding as of the date hereof (voting as a single class) and (c) at least a majority of the shares of the Company Preferred Stock issued and outstanding as of the date hereof (voting as a single class and on an as-converted basis) (each such Company Stockholder, a “Written Consent Party”), have entered into voting and support agreements with Parent in substantially the form attached hereto as Exhibit A (each, a “Support Agreement”).

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Company and the Selling Company Holder (as defined below) have entered into the Repurchase Agreement (as defined below), pursuant to which, among other things, Parent has agreed to repurchase, effective as of immediately following the Second Effective Time (as defined below), a number of shares of Parent Class A Common Stock as set forth therein and subject to the terms and conditions thereof.

Annex A-1

WHEREAS, the board of directors of Parent has unanimously: (a) determined that it is in the best interests of Parent and the stockholders of Parent, and declared it advisable, to enter into this Agreement providing for the Mergers in accordance with the DGCL and DLLCA, as applicable; (b) approved this Agreement and the Transactions, including the Mergers in accordance with the DGCL and DLLCA, as applicable, on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the plan of merger set forth in this Agreement be adopted by the stockholders of Parent (the “Parent Recommendation”).

WHEREAS, concurrently with the execution and delivery of this Agreement, Sponsor, Parent and SRAC PIPE Partners LLC, a Delaware limited liability company, have entered into a letter agreement (the “Sponsor Agreement”), in substantially the form attached hereto as Exhibit B, pursuant to which, (a) immediately prior to the Closing, Sponsor may surrender to Parent the Sponsor Contingent Closing Shares, if any, and (b) in connection with the Closing, Sponsor shall subject the Sponsor Earnout Shares to potential forfeiture in the event that certain milestones are not achieved by Parent following the Closing, in each case, upon the terms and subject to the conditions set forth therein.

WHEREAS, on or about the date hereof, Parent has obtained commitments from certain investors (the “PIPE Investors”) for a private placement of Parent Class A Common Stock (the “PIPE Investment”), such private placement to be consummated immediately prior to the consummation of the Transactions.

WHEREAS, in connection with the Closing, Parent shall, subject to obtaining the Requisite Parent Stockholder Approval, adopt the Second Amended and Restated Certificate of Incorporation of Parent (the “Parent A&R Charter”) in substantially the form attached hereto as Exhibit C.

WHEREAS, in connection with the Closing, Parent shall, subject to obtaining the Requisite Parent Stockholder Approval, adopt the Amended and Restated Bylaws of Parent (the “Parent A&R Bylaws”) in substantially the form attached hereto as Exhibit D.

WHEREAS, in connection with the consummation of the First Merger, Parent, Sponsor and certain Company Stockholders who will receive Parent Class A Common Stock pursuant to Section 2.6(a) will enter into an amended and restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) in substantially the form attached hereto as Exhibit E.

WHEREAS, in connection with the consummation of the Mergers, Parent and certain Company Stockholders who will receive Parent Class A Common Stock pursuant to Section 2.6(a) will each enter into a lockup agreement (each, a “Lockup Agreement”), in substantially the form attached hereto as Exhibit F.

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to Parent’s willingness to enter into this Agreement, Parent and the chief executive officer of the Company have entered into a Restrictive Covenant Agreement (the “Restrictive Covenant Agreement”).

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I.
THE CLOSING TRANSACTIONS

Section 1.1 Closing. Unless this Agreement shall have been terminated pursuant to Section 9.1, the consummation of the Transactions (the “Closing”), other than the filing of the Certificates of Merger (as defined below), shall take place at the offices of Orrick, Herrington & Sutcliffe LLP, 631 Wilshire Blvd., Suite 2-C, Santa Monica, CA 90401 at a time and date to be specified in writing by the Parties, which shall be no later than the third Business Day after the satisfaction or waiver of the conditions set forth in ARTICLE VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), or at such other time, date and location as the Parties agree in writing (the date on which the Closing occurs, the “Closing Date”). The Parties agree that the Closing signatures may be transmitted by email.pdf files.

Section 1.2 Closing Statements.

(a) No later than two (2) Business Days prior to the Closing Date, Parent shall deliver to the Company written notice (the “Parent Closing Statement”) setting forth Parent’s good faith estimate of: (i) the amount of Parent Cash as of the Closing (for the avoidance of doubt, prior to giving effect to the Parent Stockholder Redemptions and
Annex A-2

the payment of any Parent Transaction Costs) and all relevant supporting documentation used by Parent in calculating such amounts reasonably requested by the Company; (ii) the aggregate amount of cash proceeds that will be required to satisfy the Parent Stockholder Redemptions; (iii) the amount of Parent Transaction Costs as of the Closing and all relevant supporting documentation used by Parent in calculating such amounts reasonably requested by the Company; and (iv) the number of shares of Parent Class A Common Stock to be outstanding as of the Closing after giving effect to the Parent Stockholder Redemptions, the issuance of shares of Parent Class A Common Stock pursuant to the Subscription Agreements and the surrender of the Sponsor Contingent Closing Shares, if any (for the avoidance of doubt, excluding the Sponsor Earnout Shares).

(b) No later than two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent written notice (the “Company Closing Statement”) setting forth the Company’s good faith estimate of: (i) the Closing Indebtedness Amount as of the Closing (including the Payoff Amounts) and all relevant supporting documentation used by the Company in calculating such amounts reasonably requested by Parent; (ii) the amount of Company Transactions Costs as of the Closing, together with instructions that list the applicable bank accounts designated to facilitate payment by Parent of the Company Transaction Costs and all relevant supporting documentation used by the Company in calculating such amounts reasonably requested by Parent; (iii) the amount of Company Cash as of the Closing and all relevant supporting documentation used by the Company in calculating such amounts reasonably requested by Parent; (iv) a calculation of the Aggregate Stock Consideration based upon the foregoing; and (v) a capitalization table schedule, setting forth the number of Company Stock Adjusted Fully Diluted Shares and, for each holder of Company Interests, (A) the name, address and email address (in each case, if available) of such holder, (B) the number and class, series or type of Company Interests held by such holder and (C) the portion of the Aggregate Stock Consideration payable to each such holder of Company Interests (with detail as to the amount payable with respect to each class, series and type of Company Interest held by such holder).

(c) Parent will consider in good faith the Company’s comments to the Parent Closing Statement, and if any adjustments are made to the Parent Closing Statement by Parent prior to the Closing, such adjusted Parent Closing Statement shall thereafter become the Parent Closing Statement for all purposes of this Agreement. The Parent Closing Statement and the calculations and determinations contained therein shall be prepared in accordance with Parent’s Charter Documents, the DGCL and the applicable definitions contained in this Agreement. The Company will consider in good faith Parent’s comments to the Company Closing Statement, and the Company Closing Statement shall be subject to Parent prior written approval (not to be unreasonably withheld, conditioned or delayed). If any adjustments are made to the Company Closing Statement by the Company prior to the Closing, such adjusted Company Closing Statement shall thereafter become the Company Closing Statement for all purposes of this Agreement. The Company Closing Statement and the calculations and determinations contained therein shall be prepared in accordance with the Company’s Charter Documents, all documents, plans and agreements governing the Company Interests, the DGCL and the applicable definitions contained in this Agreement. Notwithstanding anything to the contrary in this Agreement or any knowledge possessed or acquired by or on behalf of Parent, First Merger Sub, Second Merger Sub or any of their respective Affiliates, each of Parent, First Merger Sub and Second Merger Sub and, following the Closing, the Surviving Entity, and each of their respective Affiliates shall be entitled to rely (without any duty of inquiry) upon the Company Closing Statement and the allocation of the Aggregate Stock Consideration described therein, and the Letter of Transmittal that shall be required to be delivered by the applicable holders of Company Interests as a condition to receipt of any portion of the Aggregate Stock Consideration shall include a waiver of, among other things and subject to certain customary exceptions, any and all claims (x) that the Company Closing Statement did not accurately reflect the terms of the Company’s Charter Documents and all documents, plans and agreements governing the Company Interests, and (y) in connection with the issuance of any Company Interests (including any rights to indemnities from the Company, the Surviving Entity or any of their respective Affiliates pursuant to any Contract entered into by such holder in connection with such issuance).

Section 1.3 Closing Documents.

(a) At the Closing, Parent, First Merger Sub or Second Merger Sub, as applicable, shall deliver to the Company:

(i) a certified copy of the Parent A&R Charter;

(ii) a copy of the A&R Registration Rights Agreement, duly executed by Parent, Sponsor and SRAC PIPE Partners LLC;

Annex A-3

(iii) a copy of the Second Certificate of Merger, duly executed by the Second Merger Sub;

(iv) certified copies of resolutions and actions taken by Parent’s, First Merger Sub’s and Second Merger Sub’s board of directors and stockholders (or managers and members, as applicable) in connection with the approval of this Agreement and the Transactions, certifying that such resolutions have not been modified, amended or revoked and remain in full force and effect as of the Closing;

(v) a copy of each Lockup Agreement, duly executed by Parent;

(vi) a copy of the Underwriting Agreement Amendment, by and between Parent and Cantor Fitzgerald & Co., in substantially the form attached hereto as Exhibit G; and

(vii) all other documents, instruments or certificates required to be delivered by Parent at or prior to the Closing pursuant to Section 8.2.

(b) At the Closing, the Company shall deliver, or cause to be delivered, as applicable, to Parent:

(i) a copy of the First Certificate of Merger, duly executed by the Company;

(ii) a copy of the A&R Registration Rights Agreement, duly executed by the Company Stockholders set forth on Section 1.3(b)(ii) of the Company Disclosure Letter;

(iii) a copy of each Lockup Agreement, duly executed by the Company Stockholders set forth on Section 1.3(b)(iii) of the Company Disclosure Letter;

(iv) certified copies of (A) resolutions and actions taken by the Company’s board of directors in connection with the approval of this Agreement and the Transactions and (B) the Stockholder Written Consent, in each case certifying that the resolutions have not been modified, amended or revoked and remain in full force and effect as of the Closing;

(v) a certificate duly executed under penalties of perjury, substantially in the form set forth on Exhibit I and conforming to the requirements of Section 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i) of the Treasury Regulations, together with a draft notice, substantially in the form set forth on Exhibit I, prepared in accordance with Section 1.897-2(h)(2) of the Treasury Regulations; and

(vi) all other documents, instruments or certificates required to be delivered by the Company at or prior to the Closing pursuant to Section 8.3.

Section 1.4 Closing Transactions. At the Closing and on the Closing Date, the Parties shall cause the consummation of the following transactions in the following order, upon the terms and subject to the conditions of this Agreement:

(a) Parent shall direct the Trustee to make any payments required to be made by Parent in connection with the Parent Stockholder Redemptions.

(b) Parent shall pay, or cause to be paid, all Parent Transaction Costs to the applicable payees, to the extent not paid prior to the Closing.

(c) The certificate of merger with respect to the First Merger shall be prepared and executed in accordance with the relevant provisions of the DGCL (the “First Certificate of Merger”) and filed with the Secretary of State of the State of Delaware.

(d) The certificate of merger with respect to the Second Merger shall be prepared and executed in accordance with the relevant provisions of the DLLCA (the “Second Certificate of Merger” and, together with the First Certificate of Merger, the “Certificates of Merger”) and filed with the Secretary of State of the State of Delaware.

(e) Parent shall deposit (or cause to be deposited) with the Exchange Agent the portion of the Aggregate Stock Consideration payable pursuant to Section 2.6(a), Section 2.6(d) and Section 2.6(f).

(f) Parent shall (on behalf of the Company) pay, or cause to be paid, the Payoff Amounts to the applicable payee(s) set forth in the Payoff Letters.

Annex A-4

(g) Parent shall (on behalf of the Company) pay, or, cause to be paid, all amounts included in the Company Transaction Costs, to the extent not paid by the Company prior to the Closing, to the applicable payees as set forth on the Company Closing Statement, by wire of immediately available funds; provided, that Parent shall (on behalf of the Company) pay, or cause to be paid, the Company Transaction Costs that represent compensation to employees to the Company for payment to the applicable service provider at the time required by the applicable employment arrangement through the Company’s payroll system.

ARTICLE II.
THE MERGERS

Section 2.1 Effective Times. Subject to the terms and subject to the conditions of this Agreement, on the Closing Date the Company and First Merger Sub shall cause the First Merger to be consummated by filing the First Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the First Certificate of Merger, being the “Effective Time”). As soon as practicable following the Effective Time and in any case on the same day as the Effective Time, the Surviving Corporation and Second Merger Sub shall cause the Second Merger to be consummated by filing the Second Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DLLCA (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the Second Certificate of Merger, being the “Second Effective Time”).

Section 2.2 The Mergers.

(a) At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, First Merger Sub and the Company shall consummate the First Merger, pursuant to which First Merger Sub shall be merged with and into the Company, following which the separate corporate existence of First Merger Sub shall cease and the Company shall continue as the Surviving Corporation after the First Merger and as a direct, wholly-owned Subsidiary of Parent (provided, that references to the Company for periods after the Effective Time until the Second Effective Time shall include the Surviving Corporation).

(b) At the Second Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DLLCA, the Surviving Corporation shall be merged with and into Second Merger Sub, following which the separate corporate existence of the Surviving Corporation shall cease and Second Merger Sub shall continue as the Surviving Entity after the Second Merger and as a direct, wholly-owned Subsidiary of Parent (provided, that references to the Company or the Surviving Corporation for periods after the Second Effective Time shall include the Surviving Entity).

Section 2.3 Effect of the Mergers.

(a) At the Effective Time, the effect of the First Merger shall be as provided in this Agreement, the First Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of First Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of First Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

(b) At the Second Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the Second Certificate of Merger and the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Second Merger Sub and the Surviving Corporation shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Entity, which shall include the assumption by the Surviving Entity of any and all agreements, covenants, duties and obligations of the Second Merger Sub and the Surviving Corporation set forth in this Agreement to be performed after the Second Effective Time.

Section 2.4 Governing Documents. Subject to Section 7.15, at the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended to read the same as the certificate of incorporation and bylaws of First Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving

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Corporation shall be “Momentus Space Inc.”. Subject to Section 7.15, at the Second Effective Time, the certificate of formation and operating agreement of Second Merger Sub shall be the certificate of formation and operating agreement of the Surviving Entity until thereafter amended in accordance with its terms and as provided by applicable Law, except that the name of the Surviving Entity shall be “Momentus Space LLC”.

Section 2.5 Directors and Officers of the Surviving Corporation and the Surviving Entity.

(a) The Company shall take all necessary action prior to the Effective Time such that (i) each director of the Company in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time) and (ii) each person set forth on Section 2.5(a) of the Company Disclosure Letter shall be appointed to the Board of Directors of the Surviving Corporation, effective as of immediately following the Effective Time, and, as of such time, shall be the only directors of the Surviving Corporation (including by causing the board of directors of the Company to adopt resolutions prior to the Effective Time that expand or decrease the size of the board of directors of the Company, as necessary, and appoint such persons to the vacancies resulting from the incumbent directors’ respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the board of directors of the Company). Each person appointed as a director of the Surviving Corporation pursuant to the preceding sentence shall remain in office as a director of the Surviving Corporation until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

(b) Persons constituting the executive officers of the Company prior to the Effective Time shall continue to be the executive officers of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly appointed.

(c) Immediately following the Second Effective Time the (i) directors of the Surviving Corporation shall be the managers of the Surviving Entity and (ii) executive officers of the Surviving Corporation shall be the executive officers of the Surviving Entity, in each case, as set forth in the operating agreement of the Surviving Entity.

Section 2.6 Effect of the First Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the First Merger and without any further action on the part of Parent, First Merger Sub, the Company, the holders of Company Interests or the holders of any of the securities of Parent, the following shall occur:

(a) Each share of Company Stock (other than Excluded Shares and shares of unvested Company Restricted Stock) issued and outstanding immediately prior to the Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive, and the holder of such share of Company Stock shall be entitled to receive, the Per Share Company Stock Consideration pursuant to this Section 2.6(a), issuable in Parent Class A Common Stock, in each case, without interest, upon surrender of stock certificates representing all of such Company Stockholder’s Company Stock (each, a “Certificate”) and delivery of the other documents required pursuant to Section 2.8. As of the Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company, the Surviving Corporation or the Surviving Entity, and each Certificate relating to the ownership of shares of Company Stock (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Company Stock Consideration.

(b) Each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time will automatically be converted into a warrant to acquire a number of shares of Parent Class A Common Stock at an adjusted exercise price per share, in each case, as determined under this Section 2.6(b) (each such resulting warrant, an “Assumed Warrant”). Each Assumed Warrant shall be subject to the same terms and conditions as were applicable to such corresponding Company Warrant immediately prior to the Effective Time (including applicable vesting conditions), except to the extent such terms or conditions are rendered inoperative by the Transactions or such other immaterial administrative or ministerial changes as the Parties may determine are appropriate to effectuate the administration of the Assumed Warrants. Accordingly, effective as of the Effective Time: (a) each such Assumed Warrant shall be exercisable solely for shares of Parent Class A Common Stock; (b) the number of shares of Parent Class A Common Stock subject to each Assumed Warrant shall be determined by multiplying the number of shares of Company Stock subject to the Company Warrant by the Per Share Company Stock Consideration and rounding the resulting number down to the nearest whole number of shares of Parent Class A Common Stock; and (c) the per share exercise price for the Parent Class A Common Stock issuable upon exercise of such Company Warrant shall be determined by dividing the per share exercise price for the shares of Company Stock subject to the Company Warrant, as in effect immediately prior to the Effective Time, by the Per Share Company Stock Consideration, and rounding the resulting exercise price up to the nearest whole cent. Prior to the Effective Time, the Company shall,

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if applicable, deliver any notices and obtain any consents required in order to effect the treatment of the Company Warrants described in this Section 2.6(b) pursuant to the terms of the Company Warrants and any plan or similar document governing the Company Warrants.

(c) Each Company Option that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested) shall automatically be assumed by Parent and converted into an option to acquire a number of shares of Parent Class A Common Stock at an adjusted exercise price per share, in each case, as determined under this Section 2.6(c) (each such resulting option, a “Rollover Option”). Each Rollover Option shall be subject to the same terms and conditions as were applicable to such corresponding Company Option immediately prior to the Effective Time (including applicable vesting conditions), except to the extent such terms or conditions are rendered inoperative by the Transactions or such other immaterial administrative or ministerial changes as the Parties may determine are appropriate to effectuate the administration of the Rollover Options. Accordingly, effective as of the Effective Time: (i) each such Rollover Option shall be exercisable solely for shares of Parent Class A Common Stock; (ii) the number of shares of Parent Class A Common Stock subject to each Rollover Option shall be determined by multiplying the number of shares of Company Stock subject to the corresponding Company Option by the Per Share Company Stock Consideration and rounding the resulting number down to the nearest whole number of shares of Parent Class A Common Stock; and (iii) the per share exercise price for the Parent Class A Common Stock issuable upon exercise of such Rollover Option shall be determined by dividing the per share exercise price for the shares of Company Stock subject to the Company Option, as in effect immediately prior to the Effective Time, by the Per Share Company Stock Consideration, and rounding the resulting exercise price up to the nearest whole cent. Notwithstanding the foregoing, the conversions described in this Section 2.6(c) shall occur in a manner consistent with the requirements of Section 409A of the Code and, in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Class A Common Stock purchasable pursuant to such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code. Prior to the Effective Time, the Company shall perform such actions as are required under the Company Stock Plans and the awards governing the Company Options in order to effect the treatment of the Company Options described in this Section 2.6(c).

(d) Each Company Non-Plan Option that is outstanding and unexercised immediately prior to the Effective Time shall be automatically cancelled for no consideration.

(e) Each award of Company Restricted Stock that is outstanding and unvested immediately prior to the Effective Time shall automatically be assumed by Parent and converted into an award of restricted stock with respect to a number of shares of Parent Class A Common Stock (the “Rollover Restricted Stock”) determined by multiplying the number of shares of Company Restricted Stock subject to such award by the Per Share Company Stock Consideration and rounding the resulting number down to the nearest whole number of shares of Parent Class A Common Stock. Each share of Rollover Restricted Stock shall be subject to the same terms and conditions as were applicable to such corresponding share of Company Restricted Stock immediately prior to the Effective Time (including applicable vesting conditions), except to the extent such terms or conditions are rendered inoperative by the Transactions or such other immaterial administrative or ministerial changes as the Parties may determine are appropriate to effectuate the administration of the Rollover Restricted Stock. The Parties intend that the Rollover Restricted Stock payable pursuant to this Section 2.6(e) to the holders of Company Common Stock (but only with respect to their Company Common Stock which was fully vested upon receipt or for which they have filed timely and valid elections under Section 83(b) of the Code) will be treated as received in exchange for the applicable holder’s Company Common Stock, and agree to report for income Tax purposes such payments as consideration for such holder’s Company Common Stock and not as compensation for services. Pursuant to Revenue Ruling 2007-49, the holders of Company Common Stock that receive Rollover Restricted Stock in the First Merger pursuant to this Section 2.6(e) that are subject to vesting arrangements will make a timely and valid election under Section 83(b) of the Code with respect to such Rollover Restricted Stock, in which case, the Parties agree that no compensation will occur when such Rollover Restricted Stock is issued or vests.

(f) Immediately prior to the Effective Time, each outstanding Company SAFE shall be automatically converted into the right to receive the aggregate Per Share Company Stock Consideration payable in accordance with the terms of such applicable Company SAFE in connection with the Transactions (for the avoidance of doubt, with respect to each Company SAFE, such aggregate Per Share Company Stock Consideration shall be equal to (i) the number of shares of Company Stock equal to the (A) Purchase Amount (as defined in each such Company SAFE), divided by (B) Liquidity Price (as defined in each such Company SAFE) applicable to such Company SAFE, multiplied by (ii) the Per Share Company Stock Consideration). Each Company SAFE so converted shall immediately thereafter terminate in accordance with its terms.

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(g) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Class A Common Stock shall be issued upon the conversion of Company Interests, as applicable pursuant to this Section 2.6, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Parent Class A Common Stock. In lieu of the issuance of any such fractional share, Parent shall pay to each former holder of Company Interests (other than Excluded Shares) who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (a) the amount of the fractional share interest in a share of Parent Class A Common Stock to which such holder otherwise would have been entitled but for this Section 2.6(g), multiplied by (b) $10.00.

(h) Each issued and outstanding share of common stock of First Merger Sub shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of First Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(i) Each share of Company Stock held in the Company’s treasury or owned by Parent, First Merger Sub, Second Merger Sub or the Company immediately prior to the Effective Time (together with the Dissenting Shares, the “Excluded Shares”), shall be cancelled and no consideration shall be paid or payable with respect thereto.

(j) The numbers of shares of Parent Class A Common Stock that the holders of Company Interests are entitled to receive as a result of the First Merger and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Parent Class A Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Class A Common Stock occurring on or after the date hereof and prior to the Closing.

Section 2.7 Effect of the Second Merger. Upon the terms and subject to the conditions of this Agreement, at the Second Effective Time, by virtue of the Second Merger and without any action on the part of any Party or any holder of Company Interests or the holders of any shares of capital stock of Parent, the Surviving Corporation or Second Merger Sub: (a) each share of common stock of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be cancelled and shall cease to exist without any conversion thereof or payment therefor; and (b) the membership interest of Second Merger Sub outstanding immediately prior to the Second Effective Time shall be converted into and become the membership interest of the Surviving Entity, which shall constitute one hundred percent (100%) of the outstanding equity of the Surviving Entity. From and after the Second Effective Time, the membership interests of the Second Merger Sub shall be deemed for all purposes to represent the number of membership interests into which they were converted in accordance with the immediately preceding sentence.

Section 2.8 Disbursement of Aggregate Stock Consideration.

(a) Subject to this Section 2.8, promptly following the Effective Time, Parent shall deliver, or cause to be delivered to each holder of Company Interests (other than holders of Excluded Shares, Company Options, Company Warrants and Company Restricted Stock) the portion of the Aggregate Stock Consideration payable to such holder in respect of the Company Interests held by such holder in accordance with the terms of Section 2.6 (as reflected in the Company Closing Statement).

(b) Prior to the Effective Time, Parent shall appoint a commercial bank or trust company (the “Exchange Agent”) for the purpose of exchanging Certificates, if applicable, and otherwise distributing to each holder of Company Interests (other than holders of Excluded Shares, Company Options, Company Warrants and Company Restricted Stock) the portion of the Aggregate Stock Consideration payable to each such holder of Company Interests.

(c) At the Effective Time, Parent shall make available to the Exchange Agent the portion of the Aggregate Stock Consideration required pursuant to the Company Closing Statement to fund the payments set forth in Section 2.6(a) and Section 2.6(f). Such equity deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”. At the Effective Time, Parent shall deliver irrevocable instructions to the Exchange Agent to deliver such foregoing portion of the Aggregate Stock Consideration out of the Exchange Fund in the manner it is contemplated to be issued or paid pursuant to this ARTICLE II.

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(d) Promptly after the Effective Time (and in any event within five (5) Business Days thereafter), the Exchange Agent shall mail to each holder of Company Interests (other than holders of Excluded Shares and holders of Company Options, Company Warrants and Company Restricted Stock): (i) a letter of transmittal (the “Letter of Transmittal”) in such form and having such other provisions as Parent and the Company may reasonably agree; and (ii) instructions for surrendering Certificates representing Company Stock (or affidavits of loss in lieu of the Certificates as provided in Section 2.8(g)), if applicable, to the Exchange Agent (the “Surrender Documentation”); provided, however, that the Exchange Agent shall not be required to deliver a Letter of Transmittal or Surrender Documentation to any holder of Company Interests that has delivered its Letter of Transmittal and Surrender Documentation, if applicable, with respect to such holder’s Company Interests to the Exchange Agent at least two Business Days prior to the Closing Date. Upon receipt by the Exchange Agent of the completed Letter of Transmittal and the Surrender Documentation, the Exchange Agent will deliver to the holder of such Company Interests the portion of the Aggregate Stock Consideration payable to such holder in respect of the Company Interests held by such holder in accordance with the terms of Section 2.6, less any required Tax withholdings as provided in Section 2.9; provided, however, that if the holder of such Company Interests delivers to the Exchange Agent the Letter of Transmittal and, if applicable, Surrender Documentation, at least two Business Days prior to the Closing Date, the Exchange Agent shall deliver to the holder of such Company Interests the portion of the Aggregate Stock Consideration payable to such holder on the Closing Date or as promptly as practicable thereafter. All Certificates surrendered by the Company Stockholders shall forthwith be cancelled. Until a Letter of Transmittal and, if applicable, Surrender Documentation, has been received by the Exchange Agent, each Company Interest shall represent after the Effective Time for all purposes only the right to receive the portion of the Aggregate Stock Consideration payable in respect of such Company Interest pursuant to Section 2.6. No interest will be paid or accrued on any amount payable upon due submission of any Letter of Transmittal or, if applicable, Surrender Documentation.

(e) In the event of a transfer of ownership of shares of Company Stock that is not registered in the transfer records of the Company, the Per Share Company Stock Consideration to be delivered upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such shares of Company Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable. From and after the Effective Time, there shall be no transfers on the transfer books of the Company of any shares of Company Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, the Surviving Entity, Parent or the Exchange Agent for transfer, it shall be cancelled and deemed exchanged for (without interest and after giving effect to any required Tax withholdings as provided in Section 2.9) the aggregate Per Share Company Stock Consideration represented by such Certificate, as applicable.

(f) Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the holders of Company Interests for 180 days after the Effective Time shall be delivered to the Surviving Entity. Any holder of Company Interests who has not theretofore complied with this ARTICLE II shall thereafter look only to the Surviving Entity for payment of their respective portion of the Aggregate Stock Consideration (after giving effect to any required Tax withholdings as provided in Section 2.9). Notwithstanding the foregoing, none of the Surviving Corporation, the Surviving Entity, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Company Interests for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(g) In the event any Certificate shall have been lost, stolen or destroyed: (i) upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed; and (ii) if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it, the Surviving Corporation or the Surviving Entity with respect to such Certificate, the Exchange Agent will issue the portion of the Aggregate Stock Consideration attributable to such Certificate (after giving effect to any required Tax withholdings as provided in Section 2.9).

Section 2.9 Withholding Taxes. Notwithstanding anything herein to the contrary, each of Parent, First Merger Sub, Second Merger Sub, the Company, the Surviving Corporation, the Surviving Entity and their respective Affiliates shall be entitled to deduct and withhold from any consideration or other amounts otherwise deliverable or payable under this Agreement such amounts that any such Persons are required to deduct and withhold under the Code or any other applicable Tax Law. To the extent that Parent, First Merger Sub, Second Merger Sub, the Company, the Surviving Corporation, the Surviving Entity or their respective Affiliates withholds such amounts with respect to any Person and pays such withheld amounts to the applicable Governmental Entity, such withheld amounts shall be treated as having

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been paid to or on behalf of such Person for all purposes. In the case of any such payment payable to employees of the Company or its Affiliates in connection with the Mergers treated as compensation for applicable Tax purposes, the parties shall cooperate to pay such amounts through the Company’s payroll to facilitate applicable withholding.

Section 2.10 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL or, to the extent applicable, the CCC, shares of Company Stock that are outstanding immediately prior to the Effective Time and that are held by Company Stockholders who shall have neither voted in favor of the First Merger nor consented thereto in writing in respect of such Company Stock and who shall have demanded properly in writing appraisal for such Company Stock in accordance with Section 262 of the DGCL, or, to the extent applicable, Chapter 13 of the CCC, and otherwise complied with all of the provisions of the DGCL or CCC, as applicable, relevant to the exercise and perfection of appraisal rights (collectively, the “Dissenting Shares”), shall not be converted into, and such Company Stockholders shall have no right to receive, the Per Share Company Stock Consideration that would otherwise be attributable to such Dissenting Shares in accordance with Section 2.6 (as reflected in the Company Closing Statement) unless and until such Company Stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL, and if and to the extent applicable, the CCC. Any Company Stockholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its rights to appraisal of such Dissenting Shares under Section 262 of the DGCL, and if and to the extent applicable, Chapter 13 of the CCC (or other applicable Law), shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Company Stock Consideration attributable to such Dissenting Shares in accordance with the terms of the Company’s Charter Documents (as reflected in the Company Closing Statement), without any interest thereon, upon surrender, in the manner provided in Section 2.8, of the Certificate or Certificates that formerly evidenced such Dissenting Shares.

(b) Prior to the Closing, the Company shall give Parent (i) prompt written notice of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings (including the defense and any settlement thereof) with respect to demands for appraisal under the DGCL and, if and to the extent applicable, the CCC. The Company will enforce any contractual waivers that Company Stockholders have granted regarding appraisal rights that apply to the Transactions. The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 2.11 Taking of Necessary Action; Further Actions. If, at any time after the Effective Time or the Second Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation following the First Merger and the Surviving Entity following the Second Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, First Merger Sub and Second Merger Sub, the officers and directors or members, as applicable, (or their designees) of the Company, First Merger Sub and Second Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 2.12 Tax Treatment of the Mergers. The Parties intend that, for United States federal income tax purposes, the Mergers will constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations to which each of Parent and the Company are to be parties under Section 368(b) of the Code and the Treasury Regulations (the “Intended Tax Treatment”) and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). None of the Parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has taken or will take any action, whether before or after the Mergers, if such fact, circumstance or action would be reasonably expected to cause the Mergers, taken together, to fail to qualify for the Intended Tax Treatment. The Mergers, taken together, shall be reported by the Parties for all Tax purposes in accordance with the Intended Tax Treatment, including the filing of the statement required by Treasury Regulations Section 1.368-3, unless otherwise required by a Governmental Entity as a result of a “determination” within the meaning of Section 1313(a) of the Code. The Parties shall reasonably cooperate with each other and their respective counsel to document and support the Intended Tax Treatment, including providing factual support letters of the sort customarily provided as the basis for a legal opinion that the Mergers qualify for the Intended Tax Treatment. For the avoidance of doubt, the qualification of the Mergers for the Intended Tax Treatment will not be a condition to Closing.

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ARTICLE III.
SPONSOR EARNOUT SHARES

Section 3.1 Potential Forfeiture. In accordance with the Sponsor Agreement, Sponsor has agreed that, effective upon the Closing, the Sponsor will subject 1,437,500 shares of Parent Class A Common Stock owned by Sponsor (the “Sponsor Earnout Shares”) to potential forfeiture if the Triggering Events do not occur during the Earnout Period, with such Sponsor Earnout Shares vesting (and therefore no longer subject to forfeiture) pursuant to the terms of this ARTICLE III. Until the occurrence of the applicable Triggering Event, certificates representing the Sponsor Earnout Shares shall bear a legend referencing that they are subject to forfeiture pursuant to the provisions of this Agreement, and any transfer agent for Parent Class A Common Stock will be given appropriate stop transfer orders that will be applicable until the Sponsor Earnout Shares are vested; provided, however, that upon the vesting of any Sponsor Earnout Shares in accordance with the terms herein, Parent shall immediately cause the removal of such legend and direct such transfer agent that such stop transfer orders are no longer applicable. For the avoidance of doubt, each Triggering Event shall only occur once, if at all.

Section 3.2 Vesting. Until the earlier of all of the Sponsor Earnout Shares having become fully vested or the expiry of the Earnout Period:

(a) one-third (1/3rd) of the Sponsor Earnout Shares (479,166 shares) shall immediately become fully vested and no longer subject to forfeiture upon the occurrence of Triggering Event I;

(b) one-third (1/3rd) of the Sponsor Earnout Shares (479,167 shares) shall immediately become fully vested and no longer subject to forfeiture upon the occurrence of Triggering Event II; and

(c) one-third (1/3rd) of the Sponsor Earnout Shares (479,167 shares) shall immediately become fully vested and no longer subject to forfeiture upon the occurrence of Triggering Event III.

Section 3.3 Adjustment. If, and as often as, the outstanding shares of Parent Class A Common Stock are changed into a different number of shares or a different class, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange, or any similar event after the date hereof, then the number of Sponsor Earnout Shares to be surrendered or forfeited pursuant to this ARTICLE III will in each case be equitably adjusted to reflect such change.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except as set forth in the letter dated as of the date of this Agreement delivered by the Company to Parent, First Merger Sub and Second Merger Sub prior to or in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent, First Merger Sub and Second Merger Sub as of the date hereof and as of the Closing Date as follows:

Section 4.1 Organization and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its assets, rights and properties and to carry on its business as it is now being conducted, except as would not be material to the Company. The Company is duly licensed, qualified to do business and in good standing in each jurisdiction in which the ownership of its property or assets or the character of its activities requires it to be so licensed, qualified or in good standing, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Company. Complete and correct copies of the certificate of incorporation and by-laws (or other comparable instruments relating to governance with different names) (collectively referred to herein as “Charter Documents”) of the Company as amended and currently in effect, have been made available to Parent or its representatives. The Company is not in violation in any material respect of its Charter Documents, the Investors’ Rights Agreement, the First Refusal and Co-Sale Agreement or the Voting Agreement.

Section 4.2 Company Subsidiaries. The Company has no and has never had any direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own and has never owned, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person.

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Section 4.3 Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company consists of: (i) 328,400,000 shares of Company Class A Common Stock, of which 17,782,030 shares are issued and outstanding as of the date of this Agreement; (ii) 80,000,000 shares of Company Class B Common Stock, of which 70,000,000 shares are issued and outstanding as of the date of this Agreement; (iii) 20,000,000 shares of Company FF Preferred Stock, of which 20,000,000 shares are issued and outstanding as of the date of this Agreement; (iv) 44,745,720 shares of Company Series Seed Preferred Stock, of which 42,298,151 shares are issued and outstanding as of the date of this Agreement; (v) 3,563,412 shares of Company Series Seed-1 Preferred Stock, of which 3,563,412 shares are issued and outstanding as of the date of this Agreement; (vi) 4,751,218 shares of Company Series Seed-2 Preferred Stock, of which 4,751,218 shares are issued and outstanding as of the date of this Agreement; (vii) 65,000,000 shares of Company Series A Preferred Stock, of which 61,962,132 shares are issued and outstanding as of the date of this Agreement; and (viii) 32,301,028 shares of Company Series A-1 Preferred Stock, of which 32,301,028 shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Company Stock have been duly authorized and validly issued and are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Each share of Company Stock has been issued in compliance in all material respects with: (A) applicable Law and (B) the Company’s Charter Documents. Section 4.3(a) of the Company Disclosure Letter sets forth a detailed capitalization table of the Company as of the date hereof including, for each holder of Company Stock the name of the holder of Company Stock and the number and class or series of Company Stock held by such holder.

(b) Section 4.3(b) of the Company Disclosure Letter sets forth, as of the date hereof, (i) with respect to each outstanding and unexercised Company Option and Company Non-Plan Option, the name of the holder of such Company Option and Company Non-Plan Option, the vesting schedule applicable to such Company Option and Company Non-Plan Option, the number of vested and unvested shares of Company Common Stock covered by such Company Option and Company Non-Plan Option as of the date of this Agreement and the extent to which such Company Option and Company Non-Plan Option will vest upon the Transactions, the date of grant, the vesting commencement date, the cash exercise price per share of such Company Option and Company Non-Plan Option, the vesting schedule of such Company Option and Company Non-Plan Option, whether such Company Option and Company Non-Plan Option is intended to qualify as an “incentive stock option” under Section 422 of the Code, whether early exercise is permitted with respect to such Company Option and Company Non-Plan Option and the applicable expiration date thereof; (ii) with respect to each outstanding award of Company Restricted Stock, the name of the holder of such Company Restricted Stock, the number of shares of Company Common Stock subject to such award of Company Restricted Stock, the extent to which such Company Restricted Stock will vest upon consummation of the Transactions, the date of grant, the vesting commencement date, and the vesting schedule of such Company Restricted Stock; and (iii) with respect to each Company Warrant, the name of the holder of such Company Warrant, the number of shares of Company Common Stock or other Company Stock covered by such Company Warrant, the date of issuance, the cash exercise price per share of such Company Warrant, and the applicable expiration date thereof. As of the date hereof, other than the Company Options, Company Non-Plan Options, Company Restricted Stock and Company Warrants set forth on Section 4.3(b) of the Company Disclosure Letter, there are no stock appreciation, phantom stock, stock-based performance unit, stock option, profit participation, restricted stock, restricted stock unit, equity commitments or other equity or equity-based compensation award or similar rights or agreements with respect to the Company. Except as set forth on Section 4.3(b) of the Company Disclosure Letter, the Company has not granted any outstanding options, warrants, rights (including preemptive rights), subscriptions, calls, puts or other securities convertible into or exchangeable or exercisable for shares of the Company Stock, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, or for the repurchase or redemption of shares of Company Stock, and there are no agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock. Except as set forth on Section 4.3(b) of the Company Disclosure Letter, there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company Stockholders may vote. Except for this Agreement, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan, stockholders agreement or other agreements or understandings with respect to the shares of Company Stock. Each Company Option and each Company Non-Plan Option (A) was issued in all material respects in accordance with the terms of the applicable incentive equity plan of the Company and all other applicable Law and properly accounted for in all material respects in accordance with GAAP and (B) was granted with a per share exercise price not less than the fair market value of a share of Company Common Stock on the applicable grant date (determined in accordance with Section 409A of the Code) and

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is otherwise exempt from the application of Section 409A of the Code. A valid Code Section 83(b) election was filed with respect to each award of Company Restricted Stock that was granted upon the early exercise of any Company Option and Company Non-Plan Option.

(c) Except as provided for in this Agreement or accounted for pursuant to the terms hereof, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of the Company are issuable and no rights in connection with any shares, warrants, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

Section 4.4 Due Authorization.

(a) The Company has all requisite corporate power and authority to: (i) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party and (ii) carry out the Company’s obligations hereunder and thereunder and to consummate the Transactions (including the Mergers), in each case, subject to the consents, approvals, authorizations and other requirements described in Section 4.5. The execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Company of the Transactions (including the Mergers) have been duly and validly authorized by all requisite action, including approval by the board of directors of the Company and, following receipt of the Requisite Company Stockholder Approval, the Company Stockholders as required by the DGCL and the CCC, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement and the other Transaction Agreements or the Company’s performance hereunder or thereunder. This Agreement has been and, upon execution by the Company, such other Transaction Agreements to which it is a party will be duly and validly executed and delivered by the Company and (assuming any such agreement constitutes a legal, valid and binding obligation of the counterparties thereto) constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

(b) At a meeting duly called and held, the board of directors of the Company has unanimously: (a) determined that it is fair and in the best interests of the Company and Company Stockholders, and declared it advisable, to enter into this Agreement and the other Transaction Agreements providing for the Mergers in accordance with the DGCL and DLLCA, as applicable; (b) approved this Agreement and the Transactions, including the Mergers in accordance with the DGCL and DLLCA, as applicable, on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the Transactions be approved, and the plan of merger set forth in this Agreement be adopted, by the Company Stockholders in accordance with the Company’s Charter Documents (the “Company Recommendation”).

Section 4.5 No Conflict; Governmental Consents and Filings.

(a) Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5(b), the execution, delivery and performance of this Agreement (including the consummation by the Company of the Transactions) and the other Transaction Agreements to which the Company is a party by the Company do not and will not: (i) violate any provision of, or result in the breach of, any applicable Law to which the Company is subject or by which any property or asset of the Company is bound; (ii) conflict with or violate the Charter Documents of the Company; (iii) violate any provision of or result in a breach, default or acceleration of, or require a notice or consent under, any Company Material Contract, or to the Knowledge of the Company, any Data Security Requirement, or terminate, cancel or modify the terms, conditions or provisions or result in the termination, cancellation or modification of the terms, conditions or provisions of any Company Material Contract, or result in the creation of any Lien under any Company Material Contract or upon any of the properties or assets of the Company, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination, cancellation, modification or creation of a Lien under a Company Material Contract or upon any of the material properties or assets of the Company; or (iv) result in a violation or revocation of any Material Permits, except to the extent that the occurrence of any of the foregoing items set forth in clauses (iii) or (iv) would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) No action by, consent, notice, permit, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or notice, approval, consent, waiver or authorization from any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of this

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Agreement, any of the other Transaction Agreements to which it is a party or the consummation by the Company of the Transactions (including the Mergers), except for: (i) applicable requirements of the HSR Act or any similar foreign Law; (ii) any consents, notices, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Company, or prevent the consummation of the Transactions; (iii) compliance with any applicable requirements of the securities laws; (iv) the filing of the First Certificate of Merger in accordance with the DGCL; (v) the filing of the Second Certificate of Merger in accordance with the DLLCA; and (vi) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to be material to the Company.

Section 4.6 Legal Compliance; Permits.

(a) The Company has during the past three (3) years complied with, and is not currently in violation of, any applicable Law with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which would not, individually or in the aggregate, reasonably be expected to be material to the Company. During the past three (3) years, the Company has not received any written, or to the Knowledge of the Company, oral notice of non-compliance with any applicable Law.

(b) The Company is in possession of all Permits necessary to own, lease and operate the properties and assets it purports to own, operate or lease and to carry on its business as it is now being conducted (the “Material Permits”), except where the failure to have such Material Permits would not, individually or in the aggregate, reasonably be expected to be material to (i) such ownership, lease, operation or conduct or (ii) the Company. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company: (a) each Material Permit is in full force and effect in accordance with its terms; (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by the Company; (c) there are, and during the past three (3) years there have been, no Legal Proceedings pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit; and (d) the Company is in compliance with all Material Permits applicable to the Company.

Section 4.7 Financial Statements.

(a) Set forth on Section 4.7 of the Company Disclosure Letter are complete copies of: (i) the audited balance sheets as of December 31, 2019 and 2018 and statements of operations, statements of changes in stockholders’ deficit and statements of cash flows of the Company for the years ended December 31, 2019 and 2018 together with the auditor’s reports thereon (the “Audited Financial Statements”); and (ii) an unaudited balance sheet as of August 31, 2020 and statements of operations, statements of changes in stockholders’ deficit and statements of cash flows of the Company as of and for the eight (8) month period ended August 31, 2020 (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).

(b) The Financial Statements present fairly, in all material respects, the financial position, cash flows and results of operations of the Company as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP consistently applied in all material respects (except in the case of the Interim Financial Statements for the absence of footnotes, or the inclusion of limited footnotes, and other presentation items and for normal year-end adjustments, none of which if included would reasonably be expected to be, individually or in the aggregate, material to the Company) and were derived from, and accurately reflect in all material respects, the books and records of the Company.

(c) The Company has established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. Other than as would not reasonably be expected to be, individually or in the aggregate, material to the Company, such internal controls are sufficient to provide reasonable assurance (i) that the Company’s financial reporting and the preparation of the Company’s financial statements adequately account for assets, (ii) that transactions, receipts and expenditures of the Company are being executed and made only in accordance with appropriate authorizations of management and in all material respects in accordance with applicable Law, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and (iv) that accounts, notes and other receivables and inventory are recorded accurately.

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(d) All accounts receivable of the Company reflected in the Interim Financial Statements (i) are bona fide and valid receivables arising from sales actually made or services actually performed and arising in the ordinary course of business of the Company, (ii) are properly reflected on the books and records of the Company, and (iii) to the Knowledge of the Company as of the date of the Interim Financial Statements, are not subject to any setoffs, counterclaims, credits or other offsets which are not reflected on the Interim Financial Statements, other than routine credits granted for errors in ordering, shipping, pricing, discounts, rebates, returns in the ordinary course of business of the Company.

(e) There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

Section 4.8 No Undisclosed Liabilities. There is no liability, debt or obligation (absolute, accrued, contingent or otherwise) of the Company of the nature required to be disclosed or reserved for in a balance sheet prepared in accordance with GAAP, except for liabilities, debts and obligations: (a) provided for in, or otherwise reflected or reserved for on the Financial Statements or disclosed in the notes thereto; (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of the operation of business and consistent with the past practice of the Company (none of which is a liability for breach of contract, tort, misappropriation, or infringement or a claim or lawsuit); (c) incurred in connection with the transactions contemplated by this Agreement; (d) that will be discharged or paid off prior to or at the Closing; or (e) that would not reasonably be expected to be, individually or in the aggregate, material to the Company.

Section 4.9 Absence of Certain Changes or Events. Except as set forth on Section 4.9 of the Company Disclosure Letter or as expressly contemplated by this Agreement, since December 31, 2019 through the date of this Agreement, (a) the Company has conducted its business in the ordinary course consistent with past practice, and (b) there has not been any change, effect, event, occurrence, circumstance, state of facts or development that, individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect. Since the date of the Interim Financial Statements, the Company has not taken or omitted to take any action that, if taken or omitted to be taken after the date hereof would require the prior written consent of Parent pursuant to Section 6.1.

Section 4.10 Litigation. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, as of the date hereof, there are, and for the past three (3) years there have been: (a) no pending or, to the Knowledge of the Company, threatened, Legal Proceedings against the Company or any of its properties, rights or assets, or, to the Knowledge of the Company, any of the directors or officers of the Company with regard to their actions as such; (b) no pending or, to the Knowledge of the Company, threatened audits, examinations or investigations by any Governmental Entity against the Company, other than with respect to audits, examinations or investigations conducted by a Governmental Entity in the ordinary course of business pursuant to a Contract; (c) no pending or threatened Legal Proceedings by the Company against any third party; (d) no settlements or similar agreements that impose any material ongoing obligations, liabilities or restrictions on the Company; and (e) no Orders imposed or, to the Knowledge of the Company, threatened to be imposed upon the Company or its properties or assets, or any of the directors or officers of the Company with regard to their actions as such.

Section 4.11 Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth a true and complete list of each material Benefit Plan as of the date hereof. For purposes of this Agreement, “Benefit Plans” means each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any other employment, individual consulting, retention, termination, severance, separation, transition, incentive, equity or equity-based, deferred compensation, change in control, bonus, retirement, pension, savings, health, welfare, paid time off, retiree or post-termination health or welfare, fringe benefit, or any other compensation or benefit plan, agreement, arrangement, policy or program, including such plans, agreements, arrangements, policies, and programs providing compensation or benefits to any current or former director, officer, employee or other service provider of the Company, in each case, (i) which is maintained, sponsored, contributed to or required to be contributed to by the Company, or (ii) under or with respect to which the Company has or could reasonably be expected to have any current or contingent obligation or liability (including on account of an ERISA Affiliate). Benefit Plans solely sponsored and maintained by the Company shall be separately identified on Section 4.11(a) of the Company Disclosure Letter as “Company Benefit Plans.” Benefit Plans solely sponsored and maintained by a professional employer organization shall be separately identified Section 4.11(a) of the Company Disclosure Letter as “PEO Benefit Plans.” No Company Benefit Plan and, to the Knowledge of the Company, no PEO Benefit Plan is subject to the applicable Law of a jurisdiction other than the

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United States (whether or not United States Law also applies) or primarily benefits employees, directors, consultants or individual service providers of the Company who reside or work primarily outside of the United States.

(b) With respect to each material Company Benefit Plan, the Company has made available to Parent or its representatives copies of: (i) all current plan documents and all amendments thereto, or if unwritten, a written summary of the material terms thereof; (ii) all trust agreements, funding arrangements or insurance Contracts; (iii) the most recent summary plan description and all summaries of material modifications thereto; (iv) the most recent financial statements, actuarial valuation report and annual report on Form 5500 and all attachments thereto (if applicable); (v) the most recent determination, advisory or opinion letter, if any, issued by the Internal Revenue Service; and (vi) any non-routine correspondence with any Governmental Entity dated during the past three (3) years. With respect to each PEO Benefit Plan, the Company has provided to Parent: (i) the current summary plan description and all summaries of material modifications thereto and (ii) the most recent IRS determination, advisory or opinion letter (to the extent applicable). In addition, the Company has provided to Parent or its representatives a schedule summarizing all outstanding retention, change in control bonuses, change in control severance or other similar payment obligations of the Company that is true and accurate in all material respects as of no earlier than thirty (30) days prior to the date hereof (the “Retention Award Summary”) and the Company has made available to Parent or its representatives a copy of each Company Benefit Plan that is an agreement listed in the Retention Award Summary.

(c) (i) Each Company Benefit Plan and, to the Knowledge of the Company, each PEO Benefit Plan, has been administered, established, maintained and funded in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code; (ii) all contributions (including all employer contributions and employee salary reduction contributions), distributions, reimbursements or payments required to be made by the Company or any current or former employee of the Company under or with respect to any Benefit Plan have been made by the due date thereof (including any valid extension), and all contributions, distributions, reimbursements and payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued; and (iii) except as would not reasonably be expected to result in a material liability to the Company, no non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) or breach of fiduciary duty (as determined under ERISA) has occurred or, to the Knowledge of the Company, is reasonably expected to occur, with respect to any Benefit Plan. Each Company Benefit Plan and, to the Knowledge of the Company, each PEO Benefit Plan, which is intended to be qualified within the meaning of Section 401(a) of the Code: (A) has received a current favorable determination, advisory or opinion letter from the Internal Revenue Service as to its qualification; or (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and may be relied upon by the adopting employer, and nothing has occurred and no circumstances exist that could reasonably be expected to adversely affect or result in the loss of the qualification of such plan. The Company has not incurred (whether or not assessed), and is not reasonably expected to incur or to be subject to, any Tax or other penalty with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable, or under Section 4980B, 4980D or 4980H of the Code

(d) Except as set forth in Section 4.11(a) of the Company Disclosure Letter, no Benefit Plan is, the Company has not sponsored, maintained, contributed or been obligated to contribute to, and the Company does not have (and is not reasonably be expected to incur) any current or contingent liability or obligation (including on account of an ERISA Affiliate) under or in respect of: (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that is or was subject to Title IV of ERISA, Section 412 or 430 of the Code or Section 302 of ERISA; (ii) any “multiemployer plan” (within the meaning of Section (3)(37) of ERISA); (iii) a “multiple employer plan” (as defined in Section 413(c) of the Code or Section 210 of ERISA); or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. The Company does not have, and is not reasonably expected to have, any current or contingent liability or obligation under Title IV of ERISA or by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company, with (i) respect to the Company Benefit Plans or their administrators or fiduciaries: (x) no Legal Proceedings (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened; and (y) to the Knowledge of the Company, no facts or circumstances exist that could reasonably be expected to give rise to any such Legal Proceedings, and (ii) with respect to any PEO Benefit Plan, no such Legal Proceedings have been disclosed to the Company or have been, to the Knowledge of the Company, threatened.

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(f) None of the Company Benefit Plans or, to the Knowledge of the Company, PEO Benefit Plans, provides for, and the Company has no liability or obligation in respect of, post-employment or retiree health, life insurance or other welfare benefits or coverage for any Person, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, Section 4980B of the Code or similar state or other applicable Law and at the sole expense of such participant or the participant’s beneficiary.

(g) Except as set forth in Section 4.11(g) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, officer, contractor, director or other individual service provider of the Company or under any Benefit Plan or otherwise; (ii) increase the amount of compensation or benefits otherwise payable to any current or former employee, officer, contractor, director or other individual service provider of the Company or under any Benefit Plan or otherwise; (iii) result in the acceleration of the time of payment, funding or vesting, or forfeiture, of any compensation or benefits to any current or former employee, officer, contractor, director or other service provider of the Company or under any Benefit Plan or otherwise; or (iv) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits under or result in any limitation on the right to merge, amend or terminate any Benefit Plan.

(h) The Company does not maintain any obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(i) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been established, documented, operated and maintained in compliance with Section 409A of the Code in all material respects, and all applicable regulations and notices issued thereunder.

(j) No payment, amount or benefit that could be, or has been, received (whether in cash or property or the vesting of cash or property or the cancellation of indebtedness) by any current or former employee, officer, stockholder, director or other individual service provider of the Company or any of its Affiliates as a result of the execution and delivery of this Agreement or the consummation of the Transactions could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

Section 4.12 Labor Relations.

(a) The Company is not a party to or bound by any collective bargaining agreement or other Contract with a labor union, works council, or other labor organization respecting persons employed by the Company and no such agreements or arrangements are currently being negotiated by the Company. No employee of the Company is represented by a labor union, works council, or other labor organization with respect to their employment by the Company. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal, nor has any such representation proceeding, petition, or demand been brought, filed, made, or, to the Knowledge of the Company, threatened within the last three (3) years. There is not, and in the past three (3) years has not been, any organizing activity involving the Company or, to the Knowledge of the Company, threatened by any labor organization or group of employees.

(b) There have been no strikes, work stoppages, slowdowns, lockouts, arbitrations, or material grievances or other material labor disputes (including unfair labor practice charges, grievances, or complaints) pending, or, to the Knowledge of the Company, threatened against or involving the Company involving any employee, except for those which would not, individually or in the aggregate, reasonably be expected to be material to the Company.

(c) To the Knowledge of the Company, as of the date hereof, none of the Company’s officers or key employees has given notice of any intent to terminate his or her employment with the Company. The Company is, and for the past three (3) years, has been in compliance in all material respects and, to the Knowledge of the Company, each of their employees and consultants are, and for the past three (3) years have been, in compliance in all material respects, with the terms of any employment and consulting agreements between the Company and such individuals.

(d) Except as otherwise listed on Section 4.12(d) of the Company Disclosure Letter, as of the date hereof there are no Legal Proceedings against the Company pending or, to Knowledge of the Company, threatened before any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment, termination

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of employment or failure to employ by the Company, of any individual except for those complaints, charges or claims which would not, individually or in the aggregate, reasonably be expected to be material to the Company.

(e) The Company is, and for the past three (3) years, has been, in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages (including minimum wage and overtime), hours or work, child labor, discrimination, civil rights, withholdings and deductions, classification and payment of employees, independent contractors, and consultants, employment equity, the federal Worker Adjustment and Retraining Notification Act (“WARN”) and any similar state or local “mass layoff” or “plant closing” Law, collective bargaining, occupational health and safety, workers’ compensation, and immigration, except for instances of noncompliance which would not, individually or in the aggregate, reasonably be expected to be material to the Company. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Company within the six months prior to the date of this Agreement and no such events are reasonably expected to occur prior to Closing.

(f) Except as would not, individually or in the aggregate, reasonably be expected be material to the Company, the Company is not delinquent in payments to any employees or independent contractors or former employees or independent contractors for any services or amounts required to be reimbursed or otherwise paid.

(g) During the past three (3) years, to the Knowledge of the Company, there have been no employment discrimination or employment harassment allegations raised, brought, threatened, or settled relating to any appointed officer or director of the Company involving or relating to his or her services provided to the Company. The policies and practices of the Company comply, and for the past three (3) years have materially complied, with all federal, state, and local Laws concerning employment discrimination and employment harassment, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company.

(h) To the Knowledge of the Company, no employee of the Company is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, non-competition agreement, restrictive covenant or other obligation: (i) to the Company or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or (B) to the knowledge, use or disclosure of Trade Secrets.

(i) The execution and delivery of this Agreement and the other Transaction Agreements and the performance of this Agreement and the Transactions do not require the Company to seek or obtain any consent, engage in consultation with, or issue any notice to any unions or labor organizations.

Section 4.13 Real Property; Tangible Property.

(a) The Company does not own and has never owned any real property.

(b) Section 4.13(b) of the Company Disclosure Letter lists, as of the date hereof, all material leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company (the “Leased Real Property”). The Company has a valid, binding and enforceable leasehold estate in, and enjoys, in all material respects, peaceful and undisturbed possession of, all Leased Real Property. Each of the leases, lease guarantees and agreements related to any Leased Real Property, including all amendments, terminations and modifications thereof (collectively, the “Company Real Property Leases”), is in full force and effect. The Company has made available to Parent true, correct and complete copies of all material Company Real Property Leases. The Company is not in breach of or default under any Company Real Property Lease, and, to the Knowledge of the Company, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a breach or default, except for such breaches or defaults as would not individually or in the aggregate, reasonably be expected to be material to the Company. The Company has not received written notice from, or given any written notice to, any lessor of such Leased Real Property of, nor is there any default, event or circumstance that, with notice or lapse of time, or both, would constitute a default by the party that is the lessee or lessor of such Leased Real Property. No party to any Company Real Property Lease has exercised any termination rights with respect thereto, the Company’s possession and quiet enjoyment of the Leased Real Property under such Company Real Property Lease has not been disturbed in any material respect, and to the Knowledge of the Company, there are no material disputes with respect to such Company Real Property Lease. The other party to such Company Real Property Lease is not an affiliate of, and otherwise does not have any economic interest in, the Company and the Company has not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof.

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(c) The Company owns and has good and marketable title to, or a valid leasehold interest in or right to use, all of the material tangible assets or personal property used in or necessary for the operation of the Company’s business as currently conducted as of the date hereof, free and clear of all Liens other than: (i) Permitted Liens; and (ii) the rights of lessors under any leases. The material tangible assets or personal property (together with the contractual rights) of the Company: (A) constitute all of the assets, rights and properties that are necessary for the operation of the business of the Company as currently conducted as of the date hereof, and taken together, are adequate and sufficient for the operation of the businesses of the Company as currently conducted as of the date hereof; and (B) have been maintained in all material respects in accordance with generally applicable accepted industry practice, are in good working order and condition, except for ordinary wear and tear and as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company.

Section 4.14 Taxes.

(a) All material Tax Returns filed or required to be filed by the Company have been timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete in all material respects.

(b) The Company has timely paid in full all material Taxes which are due and payable (whether or not shown as due on any Tax Return).

(c) The Company has complied in all material respects with all applicable Laws relating to the withholding of Taxes and all Taxes required by applicable Law to be withheld by the Company have been withheld and paid over to the appropriate Governmental Entity in all material respects.

(d) The Company has properly (i) collected and remitted sales, use, value added and similar Taxes with respect to sales made to its customers or services provided to its customers and (ii) for all sales or services that are exempt from sales, use, value added and similar Taxes and that were made without charging or remitting such Taxes, received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale or service as exempt.

(e) No deficiency for Taxes has been asserted or assessed in writing by any Governmental Entity against the Company, which deficiency has not been paid in full or finally resolved with no payment due. No audit or other Legal Proceeding by any Governmental Entity is currently pending or threatened in writing against the Company with respect to Taxes. There are no requests for rulings or determinations in respect of any Tax pending between the Company, on the one hand, and any Governmental Entity, on the other hand.

(f) There are no liens for material amounts of Taxes (other than Liens for Taxes not yet due and payable) upon any of the assets of the Company.

(g) There are no Tax indemnification agreements, Tax sharing agreements, or similar arrangements under which the Company could be liable after the Closing Date for the Tax liability of any Person (other than customary commercial Contracts not primarily related to Taxes such as a loan or a lease).

(h) The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the past two (2) years.

(i) The Company has not entered into a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(j) The Company: (i) does not have any liability for the Taxes of another Person pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax law) or as a transferee or a successor or by Contract (other than customary commercial Contracts not primarily related to Taxes such as a loan or a lease); and (ii) has never been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes.

(k) The Company has not consented to extend the time in which any Tax may be assessed or collected by any Governmental Entity, which extension is still in effect, and the Company has not requested, granted, or become the beneficiary of any extension or waiver of any statute of limitations period with respect to Taxes, which period (after giving effect to such extension or waiver) has not yet expired.

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(l) The Company has never had a permanent establishment and has never been subject to income Tax, in a jurisdiction outside the country of its organization.

(m) The Company will not be required to include any item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred prior to the Closing; (ii) any change in or use of an improper method of accounting prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Tax law); (iii) a prepaid amount received or deferred revenue accrued prior to the Closing; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local Tax law) with respect to a transaction consummated prior to the Closing; or (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax law executed prior to the Closing.

(n) The Company has no unpaid liability under Section 965(a) of the Code.

(o) No claim has been made in writing to the Company by any Governmental Entity in a jurisdiction in which the Company does not file Tax Returns that it is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(p) The Company is not and has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(q) The Company has (i) to the extent applicable, properly complied with all requirements of applicable Tax Law in order to defer the amount of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) not deferred any payroll tax obligations pursuant to any Payroll Tax Executive Order, (iii) to the extent applicable, properly complied with all requirements of applicable Tax Law and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Act and Section 2301 of the CARES Act, and (iv) not sought (nor has any Affiliate that would be aggregated with the Company and treated as one employer for purposes of Section 2301 of the CARES Act sought) a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

(r) To the Knowledge of the Company, a valid election under Section 83(b) of the Code has been timely made with respect to each share of Company Restricted Stock that was subject to vesting based on the passage of time and/or the achievement of performance goals when such Company Restricted Stock was issued, or that was otherwise subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code.

Section 4.15 Environmental Matters. The Company is, and for the past three (3) years has been, in compliance in all material respects with all Environmental Laws. The Company has obtained, holds, is, and for the past three (3) years has been, in material compliance with all permits, licenses and other authorizations required under applicable Environmental Laws to permit the Company to operate its properties and assets in a manner in which they are now operated and maintained and to conduct the business of the Company as currently conducted. There are no written claims or notices of violation pending or, to the Knowledge of the Company, threatened against the Company alleging material violations of or liability under any Environmental Law. Neither the Company nor any other Person whose liability the Company has expressly assumed or otherwise become subject to, has treated, stored, disposed of, arranged for the disposal of, transported, handled, manufactured, distributed, exposed any Person to or released any Hazardous Material at, on or under any property or facility, or currently or formerly owned or operated any property or facility contaminated by any Hazardous Materials, in each case in a manner that would give rise to a material liability (contingent or otherwise) of the Company, including for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, under any Environmental Laws. The Company has not agreed to indemnify any Person or assumed by Contract the liability of any third party arising under Environmental Law. The Company has made available to Parent copies of all material written environmental reports, audits, assessments, liability analyses, memoranda and studies in the possession of, or conducted by, the Company with respect to compliance or liabilities under Environmental Law.

Section 4.16 Brokers; Third Party Expenses. No broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which Parent or the Company would be liable in connection with the transactions contemplated by this Agreement or the Transactions based upon arrangements made by the Company or any of its Affiliates.

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Section 4.17 Intellectual Property.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all of the following Intellectual Property included in the Owned Intellectual Property as of the date hereof: (A) issued Patents and pending applications for Patents, (B) registered Trademarks, pending applications for registration of Trademarks and material unregistered Trademarks, (C) registered Copyrights and pending applications for Copyright registration, (D) internet domain names and social media accounts (collectively, the “Scheduled Intellectual Property”), including, for each item listed, the applicable jurisdiction, title, application and registration or serial number and date, and record owner and, if different, the legal owner and beneficial owner. All necessary registration, maintenance, renewal, and other relevant filing fees due through the date hereof for the Scheduled Intellectual Property have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, domain name, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining the Scheduled Intellectual Property in full force and effect.

(b) The Owned Intellectual Property, along with the Licensed Intellectual Property (when used within the scope of the applicable IP License), constitutes all of the Intellectual Property used in or necessary for the conduct and operation of the business of the Company (together with the Owned Intellectual Property, the “Business IP”), provided, however, with respect to third party Patents, the foregoing representations are made to the Knowledge of the Company. The Company is (and immediately following the Closing, the Surviving Entity will be) the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, free and clear of all Liens other than Permitted Liens, and the Company has (and immediately following the Closing, the Surviving Entity will have) sufficient, valid and continuing rights, pursuant to a valid written IP License (complete and correct copies of which have been made available to Parent prior to the date of this Agreement), including to use, sell and license (as the case may be) all other Intellectual Property used in or necessary for the conduct and operation of the business of the Company in the manner conducted prior to Closing. The Owned Intellectual Property is valid and, to the Knowledge of the Company, subsisting and enforceable.

(c) The conduct and operation of the business of the Company as presently conducted (including the creation, licensing, marketing, importation, offering for sale, sale, or use of the products and services of the business of the Company), and the Owned Intellectual Property have not infringed, misappropriated (or constituted or resulted from a misappropriation of) or otherwise violated, and are not infringing, misappropriating (or constituting or resulting from the misappropriation of) or otherwise violating any Intellectual Property of any Person, provided, however, with respect to third party Patents, the foregoing representations are made to the Knowledge of the Company.

(d) The Company has not received from any Person in the past three (3) years any written (or to the Knowledge of the Company, oral) notice, charge, complaint, claim or other assertion (“Claims or Assertions”) (i) of any infringement, misappropriation or other violation of any Intellectual Property of any Person or (ii) contesting the use, ownership, validity or enforceability of any Intellectual Property, and no Legal Proceedings relating to any of the foregoing are pending against the Company. To the Knowledge of the Company, no other Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any Owned Intellectual Property. In the past three (3) years, the Company has not made any Claims or Assertions against any Person (A) alleging any of the foregoing referenced in clauses (i) or (ii), and no Legal Proceedings relating to any of the foregoing are pending against a third Person.

(e) To the Knowledge of the Company, no past or present director, officer or employee of the Company and no R&D Sponsor owns (or has any valid claim, or any right (whether or not currently exercisable) to any ownership interest, in or to) any material Owned Intellectual Property. Each of the present and former employees, consultants and independent contractors of the Company who are or have been engaged in inventing, conceiving, authoring, creating or developing for or on behalf of the Company any material Intellectual Property in the course of such Person’s employment or engagement with the Company has executed and delivered to the Company a written agreement, pursuant to which such Person has: (i) agreed to hold all Trade Secrets of the Company in confidence both during and after such Person’s employment or retention, as applicable; and (ii) presently assigned to the Company all of such Person’s rights, title and interest in and to all Intellectual Property invented, conceived, authored, created or developed for the Company in the course of such Person’s employment or retention thereby. To the Knowledge of the Company, there is no uncured material breach by any such Person with respect to any such agreement. No funding or facilities of any R&D Sponsor were used in the development of any Intellectual Property under any such agreement or otherwise for or on behalf of the Company.

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(f) The Company has taken commercially reasonable steps to protect the secrecy, confidentiality and value of all material Trade Secrets and other confidential and proprietary information included in the Owned Intellectual Property and all material Trade Secrets of any Person to whom the Company has a contractual confidentiality obligation with respect to such material Trade Secrets. No Trade Secret that is material to the business of the Company has been authorized to be disclosed, or, to the Knowledge of the Company, has actually been disclosed, to any third Person, other than pursuant to a valid, written non-disclosure agreement restricting the disclosure and use of such Trade Secret. No source code constituting Owned Intellectual Property has been (and no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both), will, or would reasonably be expected to, result in a requirement that any such source code be) delivered, licensed, or made available or otherwise disclosed by the Company to, or accessed by, any escrow agent or other Person, other than employees or contractors of the Company subject to written agreements restricting the disclosure and use of such source code, and no Person other than the Company is in possession of, or has been granted any license or other right to, any such source code.

(g) No Open Source Software is or has been included, incorporated or embedded in, linked to, combined, made available or distributed with any Software owned by the Company (including distributed to any of its customers), in each case, in a manner that requires or obligates the Company to: (i) disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any Software (including any source code) constituting Owned Intellectual Property; (ii) license any Software constituting Owned Intellectual Property for making modifications or derivative works of, or reverse-engineering, any such Software; (iii) disclose, contribute, distribute, license or otherwise make available to any third Person any portion of any source code constituting Owned Intellectual Property, (iv) create any obligation for the Company to grant, or purport to grant, to any Person any rights or immunities under any Owned Intellectual Property (including any patent non-asserts or patent licenses), or (v) otherwise impose any limitation, restriction, or condition on the right or ability of the Company to use any Owned Intellectual Property. The Company is in material compliance with the terms and conditions of all licenses for Open Source Software used in the business of the Company.

(h) The Company owns or has a valid right to access and use pursuant to a written agreement all Company IT Systems used by the Company. To the Knowledge of the Company, the Company IT Systems: (i) are adequate for, and operate and perform in all material respects as required in connection with, the operation and conduct of the business of the Company as currently conducted; and (ii) do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants, malicious code or effects that (A) materially disrupt or adversely affect the functionality of the Company IT Systems, except as disclosed in their documentation or (B) enable or assist any Person to access without authorization any Company IT Systems. The Company has taken reasonable precautions designed to protect the confidentiality, integrity, and security of (a) the Company IT Systems that the Company owns or controls and (b) all information stored or contained in or transmitted by the Company IT Systems, in each case of clause (a) and (b) from any theft, corruption, loss or unauthorized use, access, interruption or modification by any Person. To the Knowledge of the Company, during the past three (3) years, there has been no unauthorized access to or breach or violation of any Company IT Systems. In the last three (3) years, there have been no failures, breakdowns, continued substandard performance, data loss, material outages, material unscheduled downtime or other adverse events affecting any Company IT Systems, in each case that have caused or could reasonably be expected to result in the substantial disruption of or substantial interruption in or to the use of such Company IT Systems or the conduct and operation of the business of the Company.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, including as a consequence of any Contract to which Company is party, cause any of the following: (i) the loss or impairment of, or any Lien on, any Owned Intellectual Property or material Licensed Intellectual Property; (ii) the release, disclosure or delivery of any source code constituting Owned Intellectual Property to any Person; (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Owned Intellectual Property; or (iv) the payment of any additional consideration to, or the reduction of any payments from, any Person with respect to any Owned Intellectual Property or material Licensed Intellectual Property. Immediately following the Closing, the Business IP and Company IT Systems will be owned by, licensed to, or available for use by, the Surviving Entity on terms and conditions identical to those under which the Company owned, licensed, or used, the Business IP and Company IT Systems immediately prior to the Closing, without the payment of any additional amounts or consideration beyond those that would have been due had the Closing not occurred.

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Section 4.18 Privacy.

(a) The Company and any Person acting for or on the Company’s behalf materially complies, and has at all times during the past three (3) years (in the case of any such Person, during the time such Person was acting for or on behalf of the Company) materially complied, as applicable to the Company, with: (i) all applicable Privacy Laws; (ii) all of the Company’s policies and notices regarding Personal Information (whether posted to an external-facing website of the Company or otherwise made available or communicated to third parties by the Company) (“Company Privacy Notices”); and (iii) all of the Company’s obligations regarding Personal Information, privacy, or security under any Contract the Company has entered into or by which it is bound (clauses (i) through (iii), collectively, “Data Security Requirements”). The Company has not received in the three (3) years prior to the date of this Agreement any written notice of any Claims or Assertions (including written notice from third parties acting on its or their behalf) of or been charged with, the violation of, any Privacy Laws (and no such Claim or Assertion or related Legal Proceeding is currently pending or, to the Knowledge of the Company, threatened). To the Knowledge of the Company, the Company Privacy Notices have not contained any material omissions or been inaccurate, misleading or deceptive.

(b) The Company uses, and has during the past three (3) years used reasonable efforts to: (i) implement and maintain in all material respects reasonable safeguards to protect Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, modification or disclosure, including by implementing, and monitoring compliance with, policies and procedures regarding the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure, or transfer (including cross-border) of such Personal Information and other Trade Secrets; and (ii) ensure that all third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Information for or on behalf of the Company have agreed to (A) comply with applicable Privacy Laws in all material respects and (B) take reasonable steps to protect and secure Personal Information from loss, theft, misuse or unauthorized access, use, modification or disclosure. To the Knowledge of the Company, any third party who has provided Personal Information to the Company during the past three (3) years has done so in compliance with applicable Privacy Laws, including providing any notice and obtaining any consent required under such Privacy Laws.

(c) To the Knowledge of the Company, during the past three (3) years, (i) there have been no breaches, security incidents, misuse of or unauthorized access to or unauthorized use, transfer, destruction, disclosure or modification of any Personal Information or Trade Secrets in the possession or control of the Company or collected, used or processed by or on behalf of the Company and (ii) the Company has not provided or been legally or contractually required to provide any notices to any Person in connection with a disclosure of Personal Information or event referenced in the foregoing clause (i). The Company has implemented reasonable disaster recovery and business continuity plans, and taken actions consistent with such plans, to the extent required, to safeguard the data and Personal Information in its possession or control. The Company has conducted commercially reasonable data security testing or audits at reasonable and appropriate intervals and has resolved or remediated any material data security issues or vulnerabilities identified thereby. To the Knowledge of the Company, neither the Company nor any third party acting at the direction or authorization of the Company has paid: (x) any perpetrator of any data breach incident or cyber-attack; or (y) any third party with actual or alleged information about a data breach incident or cyber-attack, pursuant to a request for payment from or on behalf of such perpetrator or other third party. The Company is not subject to any contractual requirements or other legal obligations that, following the Closing, would prohibit Parent from receiving, accessing, storing, or using Personal Information in the manner in which the Company received, accessed, stored, and used such Personal Information prior to the Closing. The execution, delivery, and performance of this Agreement complies with all applicable Privacy Laws, and with the privacy policies and applicable contractual obligations of the Company.

Section 4.19 Agreements, Contracts and Commitments.

(a) Section 4.19 of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract (as defined below) that is in effect as of the date hereof. For purposes of this Agreement, “Company Material Contract” shall mean each Company Real Property Lease and each of the following Contracts to which the Company is a party (together with, solely to the extent made available to Parent, all material amendments, waivers or other changes thereto):

(i) Each Contract (other than purchase orders with suppliers or customers entered into in the ordinary course of business) that has involved, or that the Company reasonably anticipates will involve, aggregate annual payments or consideration furnished by or to the Company of more than $150,000 in the calendar year ended December 31, 2019 or any subsequent calendar year;

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(ii) Each Contract under which the Company has: (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness having a principal or stated amount in excess of $200,000; (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness having a principal or stated amount in excess of $200,000; or (C) extended credit to any Person (other than customer payment terms in the ordinary course of business);

(iii) Each Contract for the acquisition of any property or Person or any business division thereof or the disposition of any material assets of the Company (in each case, other than in the ordinary course of business and whether structured as an acquisition of stock, assets, merger or otherwise), with outstanding obligations to make payments, contingent or otherwise (including with respect to “earnout” payments, notes or indemnification obligations), other than Contracts for the sale of obsolete equipment or Contracts in which the applicable acquisition or disposition has been consummated and there are no material continuing obligations in respect thereof;

(iv) Each collective bargaining agreement or other Contract with any labor union, works council, or other labor organization respecting employees of the Company;

(v) Each Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $200,000 or, together with all related Contracts, in excess of $500,000, in each case, other than sales or purchases in the ordinary course of business of obsolete equipment;

(vi) Each Contract with a third party establishing any joint venture, partnership, strategic alliance or other collaboration that is material to the business of the Company;

(vii) Each Contract (other than those made in the ordinary course of business) providing for the grant of an option or a first-refusal, first-offer or similar preferential right to purchase, lease or acquire any material asset of the Company;

(viii) Each Contract that (1) is an IP License, excluding non-exclusive licenses to: (A) Owned Intellectual Property granted to customers in the ordinary course of business; (B) Open Source Software; and (C) click-wrap, shrink-wrap and off-the-shelf Software commercially available on standard, non-discriminatory terms with license, maintenance, support and other fees of no more than $25,000 per year, or (2) is a consent-to-use, covenant-not-to-sue, coexistence, concurrent use, settlement agreement or similar agreement, in each case (y) with respect to Owned Intellectual Property or (z) that affects the Company’s ability to use, enforce, or disclose any Intellectual Property;

(ix) Each Contract providing for the authorship, invention, creation, conception or other development of any Intellectual Property: (A) by the Company for any third party, other than development for customers in the ordinary course of business for which the Company retains sole and exclusive ownership thereof; (B) by any third party for the Company, other than Contracts entered into with employees, consultants and independent contractors that are the subject of the second sentence of Section 4.17(e); or (C) jointly by the Company and any third party;

(x) Each Contract with any supplier (A) that is a sole source supplier to the Company or (B) from which the Company sources substantially all of their supply of any material product or service, in each case having a value with respect to all purchases thereunder in excess of $200,000 per year;

(xi) Each Contract, other than teaming agreements entered into in connection with the pursuit of a specific Contract with a Governmental Entity or subcontract thereto or customary non-disclosure agreements, which restricts in any material respect or contains any material limitations on the ability of the Company to compete in any line of business or in any geographic territory;

(xii) Each Contract with an executive officer of the Company, or any Contract with any other employee or independent contractor of the Company, in each case, with an annual base salary in excess of $150,000 or which provides for change in control, retention, severance or similar payments;

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(xiii) Each Contract between the Company, on the one hand, and any Company Stockholder, on the other hand, having a value of greater than $120,000 per year, excluding any employee benefit plan or other plans, programs, policies, commitments or arrangements that would constitute an employee benefit plan;

(xiv) Each Contract involving any resolution or settlement of any pending or threatened actions or other disputes (A) entered into within eighteen (18) months prior to the date of this Agreement, other than settlement agreements having a value that does not exceed $50,000, (B) with any Governmental Entity or (C) imposing continuing obligations on the Company, including injunctive or other non-monetary relief;

(xv) Each Contract with a Governmental Entity;

(xvi) Any stockholder agreement, partnership agreement, investors’ rights agreement, voting agreement, right of first refusal and co-sale agreement, registration rights agreement or other Contract, in each case with a holder of equity securities of the Company;

(xvii) Each Contract that grants to any Person (A) a “most favored nation” or “most favored pricing” provision or (B) any exclusive rights, rights of first refusal, rights of first negotiation or similar rights;

(xviii) Each Contract expressly prohibiting or restricting in any respect the ability of the Company to engage in any business, to operate in any geographical area or to compete with any Person;

(xix) Each Contract requiring capital expenditures after the date of this Agreement in an amount in excess of $500,000;

(xx) Each Contract with (A) a Material Customer and (B) a Material Supplier;

(xxi) Each Contract listed in clause (xxi) of Section 4.19 of the Company Disclosure Letter; and

(xxii) Any written offer or proposal which, if accepted, would constitute any of the foregoing.

(b) All Company Material Contracts are: (i) in full force and effect, subject to the Remedies Exception; and (ii) represent the valid, legal and binding obligations of the Company and, to the Knowledge of the Company, represent the valid, legal and binding obligations of the other parties thereto. True, correct and complete copies of all Company Material Contracts have been made available to Parent. None the Company nor, to the Knowledge of the Company, any other party thereto, is in breach of or default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any of the Company Material Contracts, and no party to any Company Material Contract has given any written claim or notice of any such breach, default or event, which individually or in the aggregate, would be reasonably likely to be material to the Company. No party to any of the Company Material Contracts that is a customer of or supplier to the Company has, within the past twelve (12) months, cancelled or terminated its business with, or, to the Knowledge of the Company, threatened to cancel or terminate its business with, the Company.

Section 4.20 Insurance. Section 4.20 of the Company Disclosure Letter contains a list, as of the date hereof, of all material policies of property, fire and casualty, product liability, workers’ compensation, directors and officers and other forms of insurance held by, or for the benefit of, the Company as of the date hereof (collectively, the “Insurance Policies”), which policies are in full force and effect. True and complete copies of the Insurance Policies (or, to the extent such policies are not available, policy binders) have been made available to Parent or its representatives. The Company has not received any written notice from any insurer under any of the Insurance Policies, canceling, terminating or materially adversely amending any such policy or denying renewal of coverage thereunder and all premiums on such insurance policies due and payable as of the date hereof have been paid. There is no pending material claim by the Company against any insurance carrier for which coverage has been denied, rejected or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

Section 4.21 Affiliate Matters. Except: (a) the Benefit Plans, (b) Contracts relating to labor and employment matters set forth on Section 4.12 of the Company Disclosure Letter and (c) Contracts relating to any such Person’s ownership of Company Stock or other securities of the Company or such Person’s employment or consulting arrangements with the Company, the Company is not party to any Contract with any: (i) present or former officer, director of the Company or beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 1% or more of the capital stock or equity interests of the Company or a member of his or her immediate family; or (ii) Affiliate of the Company. To the Knowledge of the Company, no present or former officer, director, Company Stockholder or

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holder of derivative securities of the Company (each, an “Insider”) or any member of an Insider’s immediate family is, directly or indirectly, interested in any Contract with the Company (other than such Contracts as relate to any such Person’s ownership of Company Stock or other securities of the Company or such Person’s employment or consulting arrangements with the Company) or owns any property or assets used in the business of the Company.

Section 4.22 Certain Provided Information. The information relating to the Company supplied or to be supplied by the Company for inclusion in the Merger Materials will not, as of the date on which the Merger Materials (or any amendment or supplement thereto) are first distributed to holders of Parent Class A Common Stock and Parent Class B Common Stock or at the time of the Parent Special Meeting or at the Closing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to: (a) statements made or incorporated by reference therein based on information supplied by Parent, First Merger Sub or Second Merger Sub for inclusion or incorporation by reference in the Merger Materials or any Parent SEC Reports; or (b) any projections or forecasts included in the Merger Materials.

Section 4.23 Indebtedness. Section 4.23 of the Company Disclosure Letter sets forth the principal amount of all of the outstanding Indebtedness of the Company as of the date hereof. Following the consummation of the Transactions (including and assuming the payment of the Payoff Amounts to the applicable payee(s) set forth in the Payoff Letters as contemplated by Section 1.4(f)), at the Closing, the Company will not have any outstanding Indebtedness for borrowed money.

Section 4.24 Material Customers and Material Suppliers.

(a) Section 4.24(a) of the Company Disclosure Letter sets forth a list of the Company’s top ten (10) customers of goods and services purchased from the Company as measured by the dollar amount of purchases therefrom, for the twelve (12) months ended August 31, 2020 (the “Material Customers”), showing the total purchases by each such Material Customer from the Company during such period. During the past twelve (12) months from the date hereof, no Material Customer has (i) terminated or materially reduced its business or relationship with the Company or otherwise materially and adversely modified its relationship or terms with the Company or (ii) notified the Company in writing or, to the Knowledge of the Company, orally of its intention to take any such action (and, to the Knowledge of the Company, no such Material Customer is contemplating such an action).

(b) Section 4.24(b) of the Company Disclosure Letter sets forth a list of the Company’s top ten (10) suppliers and vendors of goods and services to the Company as measured by the dollar amount of purchases therefrom, for the twelve (12) months ended August 31, 2020 (the “Material Suppliers”), showing the total purchases by the Company from each such Material Supplier, during such period. During the past twelve (12) months from the date hereof, no Material Supplier has (i) terminated or materially reduced its business or relationship with the Company or otherwise materially and adversely modified its relationship or terms with the Company or (ii) notified the Company in writing, to the Knowledge of the Company, orally of its intention to take any such action (and, to the Knowledge of the Company, no such Material Supplier is contemplating such an action).

Section 4.25 Government Contracts. To the Knowledge of the Company, during the past three (3) years, the Company has not (a) materially breached or materially violated any Law, certification, representation, clause, provision or requirement pertaining to any Government Contract; (b) been suspended or debarred from bidding on government contracts by a Governmental Entity; (c) been audited or investigated by any Governmental Entity with respect to any Government Contract (other than routine audits, examinations or investigations conducted by a Governmental Entity in the ordinary course of business pursuant to such Government Contract); (d) conducted or initiated any internal investigation or made any disclosure with respect to any alleged or potential irregularity, misstatement or omission arising under or relating to a Government Contract; (e) received from any Governmental Entity or any other Person any written notice of material breach, cure, show cause or default with respect to any Government Contract; (f) had any Government Contract terminated by any Governmental Entity or any other Person for default or failure to perform; (g) received any small business set-aside contract, any other set-aside contract or other order or contract requiring small business or other preferred bidder status or (h) entered any Government Contracts payable on a cost-reimbursement basis. The Company has established and maintains adequate internal controls for compliance in all material respects with its Government Contracts. All material pricing discounts have been properly reported to and credited to the customer and all invoices and claims for payment, reimbursement or adjustment submitted by the Company were current, accurate and complete in all material respects as of their respective submission dates. There are no material

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outstanding claims or disputes in connection with the Company’s Government Contracts. To the Knowledge of the Company, there are no outstanding or unsettled allegations of fraud, false claims or overpayments nor any investigations or audits by any Governmental Entity with regard to any of the Company’s Government Contracts.

Section 4.26 Absence of Certain Business Practices.

(a) Since May 16, 2017 the Company: (i) the Company, its directors, officers, employees and, to the Knowledge of the Company, agents and third party representatives, in each case acting on behalf of the Company, have been in compliance with the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act, and other applicable Laws relating to bribery or corruption in all material respects, and all other applicable Specified Business Conduct Laws in all respects; and (ii) the Company has not (A) received written or, to the Knowledge of the Company, oral notice from any Governmental Entity or other Person of, or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to, any actual or alleged violation of any Specified Business Conduct Law, or (B) been a party to or the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding or investigation by or before any Governmental Entity, or written or, to the Knowledge of the Company, oral allegation from any Person, related to any actual or alleged violation of any Specified Business Conduct Law. The Company maintains and enforces policies and procedures reasonably designed to promote compliance with Specified Business Conduct Laws.

(b) Neither the Company nor any of its directors, officers, employees nor, to the Knowledge of the Company, any agents or third party representatives, in each case acting on behalf of the Company, is currently or has been, since May 16, 2017, (i) organized, resident (at the time of employment with, or engagement by, the Company) or located in a country or region that is or, as of the date of determination, was, the subject or target of a comprehensive embargo under Sanctions Laws (as of the date hereof, Cuba, Iran, North Korea, Sudan, Syria, the Government of Venezuela, and the Crimea region of Ukraine) or (ii) the subject or target of any sanctions or export-related restrictions administered by OFAC, Commerce, State, the United Nations Security Council, Her Majesty’s Treasury of the United Kingdom, or the European Union.

(c) Neither the Company nor, to the Knowledge of the Company, any officer, or employee of any of the Company, has made an untrue statement of a material fact or fraudulent statement to any Governmental Entity, failed to disclose a material fact that must be disclosed to any Governmental Entity, or committed an act, made a statement or failed to make a statement that, at the time such statement, disclosure or failure to disclose occurred, would constitute a violation of any Law that would reasonably be expected to be material to the Company.

Section 4.27 CFIUS.

(a) The Company will not, in connection with the Transactions, grant access to any material nonpublic technical information (as defined in 31 C.F.R. § 800.232) to any Foreign Person that is not currently a shareholder of the Company.

(b) No Foreign Person that is currently a shareholder of the Company will obtain any new or different rights in connection with the Transactions that could result in a covered control transaction (as defined in 31 C.F.R. § 800.210) or a covered investment (as defined in 31 C.F.R. § 800.211).

Section 4.28 Product Liability. During the past three (3) years, (a) each product and service offering manufactured or sold by the Company has been manufactured or sold in material conformity with all contractual commitments, to the extent applicable; (b) the Company has not, as of the date hereof, incurred any material obligations for replacement or repair of any of their products or service offerings or other damages in connection therewith; (c) there are no existing or, to the Knowledge of the Company, threatened, product warranty, product liability or product recall or similar claims involving any of the products of the Company as of the date hereof; and (d) there have been no product recalls of any of the products of the Company as of the date hereof.

Section 4.29 Required Vote. The consent of each Written Consent Party is the only vote of the holders of Company Stock, including any class of Company Preferred Stock, that is required to approve this Agreement and the Transactions (including, for the avoidance of doubt, pursuant to the CCC).

Section 4.30 Disclaimer of Other Warranties. THE COMPANY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE V OR THE TRANSACTION AGREEMENTS, NONE OF PARENT, FIRST MERGER SUB, SECOND MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR

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REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY, ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO PARENT, FIRST MERGER SUB, SECOND MERGER SUB OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (A) NONE OF PARENT, FIRST MERGER SUB, SECOND MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO THE COMPANY, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY PARENT, FIRST MERGER SUB AND SECOND MERGER SUB TO THE COMPANY IN ARTICLE V; AND (B) NONE OF PARENT, FIRST MERGER SUB, SECOND MERGER SUB NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO THE COMPANY, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THEM BY OR ON BEHALF OF PARENT, FIRST MERGER SUB OR SECOND MERGER SUB IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO PARENT, FIRST MERGER SUB, SECOND MERGER SUB OR ANY OF THEIR BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. THE COMPANY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE V OF THIS AGREEMENT OR THE TRANSACTION AGREEMENTS. THE COMPANY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF PARENT, FIRST MERGER SUB, SECOND MERGER SUB AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION THE COMPANY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE V OF THIS AGREEMENT AND THE TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS Section 4.30, CLAIMS AGAINST PARENT, FIRST MERGER SUB, SECOND MERGER SUB OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF ACTUAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE V OR THE TRANSACTION AGREEMENTS BY SUCH PERSON.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF PARENT, FIRST MERGER SUB AND SECOND MERGER SUB

Except: (a) as set forth in the letter dated as of the date of this Agreement and delivered by Parent, First Merger Sub and Second Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”); and (b) as disclosed in the Parent SEC Reports filed with the SEC prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Parent SEC Reports) excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors”, “Qualitative Disclosures About Market Risk” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, Parent, First Merger Sub and Second Merger Sub represent and warrant to the Company as of the date hereof and as of the Closing Date as follows:

Section 5.1 Organization and Qualification.

(a) Each of Parent, First Merger Sub and Second Merger Sub is a company duly incorporated or organized, validly existing and in good standing under the laws of the State of Delaware, and as of immediately prior to the Closing, will be a company duly organized, validly existing and in good standing under the laws of the State of Delaware.

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(b) Each of Parent, First Merger Sub and Second Merger Sub has the requisite corporate or limited liability power and authority to own, lease and operate its assets, rights and properties and to carry on its business as it is now being conducted, except as would not be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole.

(c) None of Parent, First Merger Sub or Second Merger Sub are in violation of any of the provisions of their respective Charter Documents.

(d) Each of Parent, First Merger Sub and Second Merger Sub is duly qualified or licensed to do business as a foreign corporation or limited liability company and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where failure to be so licensed or qualified has not and would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Parent, First Merger Sub and Second Merger Sub to enter into this Agreement or consummate the Transactions.

Section 5.2 Parent Subsidiaries. Parent has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated, other than First Merger Sub and Second Merger Sub. Neither First Merger Sub nor Second Merger Sub has any assets or properties of any kind, does not now conduct and has never conducted any business, and has and will have at the Closing no obligations or liabilities of any nature whatsoever, except for such obligations incident to this Agreement. Each of First Merger Sub and Second Merger Sub is an entity that has been formed solely for the purpose of engaging in the Transactions, and except as contemplated by this Agreement will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its respective formation. Second Merger Sub has at all times during its existence been treated as a disregarded entity for federal and applicable state and local income Tax purposes, and no election has been made or will be made to treat Second Merger Sub as a corporation for federal and applicable state or local income Tax purposes.

Section 5.3 Capitalization.

(a) As of the date of this Agreement: (i) 1,000,000 preferred shares of Parent, par value $0.0001 per share (“Parent Preferred Stock”) are authorized and no shares are issued and outstanding; (ii) 100,000,000 Class A common shares of Parent, par value $0.0001 per share (“Parent Class A Common Stock”), are authorized and 17,795,000 are issued and outstanding; (iii) 10,000,000 Class B common shares of Parent, par value $0.0001 per share (“Parent Class B Common Stock” and, together with the Parent Preferred Stock and the Parent Class A Common Stock, the “Parent Shares”), are authorized and 4,312,500 are issued and outstanding; (iv) 272,500 warrants to purchase one share of Parent Class A Common Stock issued pursuant to a private placement (the “Private Placement Warrants”) are outstanding; and (v) 8,625,000 warrants to purchase one share of Parent Class A Common Stock that are publicly traded (the “Public Warrants”, collectively with the Private Placement Warrants, the “Parent Warrants”) are outstanding. All outstanding Parent Class A Common Stock, Parent Class B Common Stock, Private Placement Warrants and Public Warrants have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights.

(b) The authorized capital stock of First Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share (the “First Merger Sub Common Stock”). As of the date hereof, 1,000 shares of First Merger Sub Common Stock are issued and outstanding. All outstanding shares of First Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Parent.

(c) As of the date hereof, all outstanding membership interests of Second Merger Sub have been duly authorized, validly issued and are not subject to preemptive rights and are held by Parent.

(d) Except for the Parent Warrants and the Subscription Agreements, as of the date of this Agreement, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments or Contracts of any kind to which Parent, First Merger Sub or Second Merger Sub is a party or by which any of them is bound obligating Parent, First Merger Sub or Second Merger Sub to issue, deliver or sell, or cause to be issued, delivered or sold, additional Parent Shares, First Merger Sub Common Stock, Second Merger Sub membership interests or any other shares of capital stock or membership interests other interest or participation in, or any security convertible or exercisable for or exchangeable

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into Parent Shares, First Merger Sub Common Stock, Second Merger Sub membership interests or any other shares of capital stock or membership interests or other interest or participation in Parent, First Merger Sub or Second Merger Sub.

(e) Each Parent Share, share of First Merger Sub Common Stock, Second Merger Sub membership interest and Parent Warrant: (i) has been issued in compliance in all material respects with: (A) applicable Law and (B) the Charter Documents of Parent, First Merger Sub or Second Merger Sub, as applicable; and (ii) was not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any applicable Law, the Charter Documents of Parent, First Merger Sub or Second Merger Sub, as applicable or any Contract to which any of Parent, First Merger Sub or Second Merger Sub is a party or otherwise bound by including the Trust Agreement.

(f) All outstanding shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests of the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly owned Subsidiary of Parent, free and clear of all Liens (other than Permitted Liens and Liens arising pursuant to applicable securities Laws).

(g) Subject to obtaining the Requisite Parent Stockholder Approval, the shares of Parent Class A Common Stock to be issued by Parent in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of Parent and will be capable of effectively vesting in the Company Stockholders title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable securities Laws).

(h) Each holder of any Parent Shares initially issued to the Sponsor in connection with Parent’s initial public offering has agreed: (i) to vote all of such Parent Shares in favor of approving the Transactions; and (ii) to refrain from electing to redeem any of such Parent Shares pursuant to Parent’s Charter Documents.

(i) Except as set forth in Parent’s Charter Documents and in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other similar agreements or understandings to which Parent is a party or by which Parent is bound with respect to any ownership interests of Parent.

Section 5.4 Authority Relative to this Agreement. Each of Parent, First Merger Sub and Second Merger Sub has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party; and (b) carry out its obligations hereunder and thereunder and, to consummate the Transactions (including the Mergers). The execution, delivery and performance by Parent, First Merger Sub and Second Merger Sub of this Agreement and the other Transaction Agreements to which each of them is a party, and the consummation by Parent, First Merger Sub and Second Merger Sub of the Transactions (including the Mergers), have been duly and validly authorized by all necessary corporate or limited liability company action on the part of each of Parent, First Merger Sub and Second Merger Sub, and no other proceedings on the part of Parent, First Merger Sub or Second Merger Sub are necessary to authorize this Agreement or the other Transaction Agreements to which each of them is a party or to consummate the transactions contemplated thereby, other than obtaining the Requisite Parent Stockholder Approval. This Agreement has been and the other Transaction Agreements to which each of them is a party will be duly and validly executed and delivered by Parent, First Merger Sub and Second Merger Sub and, assuming the due authorization, execution and delivery thereof by the other Parties (assuming any such agreement constitutes a legal, valid and binding obligation of the counterparties thereto), constitute the legal and binding obligations of Parent, First Merger Sub and Second Merger Sub (as applicable), enforceable against Parent, First Merger Sub and Second Merger Sub (as applicable) in accordance with their terms, except insofar as enforceability may be limited by the Remedies Exception.

Section 5.5 No Conflict; Required Filings and Consents.

(a) Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 5.5(b), neither the execution, delivery nor performance by Parent, First Merger Sub and Second Merger Sub of this Agreement or the other Transaction Agreements to which each of them is a party, nor (assuming the Requisite Parent Stockholder Approval is obtained) the consummation of the Transactions shall: (i) conflict with or violate their respective Charter Documents; (ii) violate any applicable Law to which Parent, First Merger Sub and Second

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Merger Sub are subject or by which any of their properties or assets are bound; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair their respective rights or alter the rights or obligations of any third party under, or give to others any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any Parent Material Contracts, except, with respect to clause (iii), as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) The execution and delivery by each of Parent, First Merger Sub and Second Merger Sub of this Agreement and the other Transaction Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any action by, consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) for the filing of the Certificates of Merger in accordance with the DGCL and DLLCA, as applicable; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which Parent is qualified to do business; (iii) for the filing of any notifications required under the HSR Act or any similar foreign Law and the expiration of the required waiting period thereunder; and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, or prevent the consummation of the Mergers.

Section 5.6 Compliance; Permits. Since its incorporation or organization, as applicable, each of Parent, First Merger Sub and Second Merger Sub has complied in all material respects with and has not been in violation of any applicable Law with respect to the conduct of its business, or the ownership or operation of its business. Since the date of its incorporation or organization, as applicable, to the Knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries has been pending or threatened. No written or, to the Knowledge of Parent, oral notice of non-compliance with any applicable Law has been received by any of Parent, First Merger Sub or Second Merger Sub. Each of Parent, First Merger Sub and Second Merger Sub is in possession of all Permits necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Permits would not, individually or in the aggregate, reasonably be expected to be material to Parent, First Merger Sub and Second Merger Sub, taken as a whole.

Section 5.7 Parent SEC Reports; Financial Statements; No Undisclosed Liabilities.

(a) Parent has timely filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC under the Exchange Act or the Securities Act since Parent’s incorporation (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Parent SEC Reports”). The Parent SEC Reports were prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Reports did not at the time they were filed with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Parent maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Each director and executive officer of Parent has filed with the SEC on a timely basis all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 5.7, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq.

(b) The financial statements and notes contained or incorporated by reference in the Parent SEC Reports fairly present in all material respects the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Parent as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes, or the inclusion of limited notes, and other presentation items for normal year-end adjustments to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Reports. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent.

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(c) There is no liability, debt or obligation (absolute, accrued, contingent or otherwise) of any of the Parent or its Subsidiaries of the nature required to be disclosed or reserved for in a balance sheet prepared in accordance with GAAP, except for liabilities, debts and obligations: (a) provided for in, or otherwise reflected or reserved for the financial statements and notes contained or incorporated by reference in the Parent SEC Reports; (b) that have arisen since the date of the most recent balance sheet included in the financial statements and notes contained or incorporated by reference in the Parent SEC Reports in the ordinary course of the operation of business of Parent; (c) incurred in connection with the transactions contemplated by this Agreement; (d) that will be discharged or paid off prior to or at the Closing; or (e) that would not be material to the business of Parent and its Subsidiaries, taken as a whole.

Section 5.8 Absence of Certain Changes or Events. Except as set forth in Parent SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since December 31, 2019, there has not been: (a) any Parent Material Adverse Effect or (b) any action taken or agreed upon by Parent or any of its Subsidiaries that would be prohibited by Section 6.2 if such action were taken on or after the date hereof without the consent of the Company.

Section 5.9 Litigation. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened in writing against or otherwise relating to Parent or any of its Subsidiaries, before any Governmental Entity: (a) challenging or seeking to enjoining, alter or materially delay the Transactions; or (b) that would, individually or in the aggregate, reasonably be expected to be material to Parent.

Section 5.10 Business Activities. Since their respective dates of formation or incorporation, as applicable, none of Parent, First Merger Sub or Second Merger Sub has conducted any business activities other than activities: (a) in connection with or ancillary to its organization, including activities customary for the formation and operation of special purpose acquisition companies; (b) directed toward or incidental to the accomplishment of a business combination; or (c) required by Law. Except as set forth in Parent’s Charter Documents, there is no Contract or Order binding upon Parent, First Merger Sub or Second Merger Sub or to which any of them is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which would not reasonably be expected to be material to Parent. Parent does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, neither Parent nor any of its Subsidiaries has any interests, rights, obligations or liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination. Except for this Agreement and the Transaction Agreements, neither Parent, First Merger Sub nor Second Merger Sub are not party to any Contract with any other Person that would require payments by Parent, First Merger Sub or Second Merger Sub in excess of $25,000 monthly or $250,000 in the aggregate.

Section 5.11 Parent Material Contracts. Section 5.11 of the Parent Disclosure Letter sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K of the SEC) to which Parent, First Merger Sub or Second Merger Sub is party, including Contracts by and among Parent, First Merger Sub or Second Merger Sub, on the one hand, and any director, officer, stockholder or Affiliate of such Parties (the “Parent Material Contracts”), other than any such Parent Material Contract that is listed as an exhibit to any Parent SEC Report.

Section 5.12 Parent Listing. The issued and outstanding Parent Units (other than the Private Placement Units) are registered pursuant to Section 12(b) of the Exchange Act and listed for trading on the Nasdaq Stock Markets (“Nasdaq”) under the symbol “SRACU”. The issued and outstanding shares of Parent Class A Common Stock (other than those underlying the Private Placement Units) are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “SRAC”. The issued and outstanding Parent Warrants (other than those underlying the Private Placement Units) are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “SRACW”. Parent has not been notified by Nasdaq that it does not comply with any Nasdaq listing rule, which noncompliance is not subject to any compliance extension or ability to remedy, in each case as permitted by the Nasdaq continued listing rules. There is no action or proceeding pending or, to the Knowledge of Parent, threatened in writing against Parent by Nasdaq or the SEC with respect to any intention by such entity to deregister the Parent Units, the shares of Parent Class A Common Stock or Parent Warrants or terminate the listing of the Parent Units, the shares of Parent Class A Common Stock or Parent Warrants on Nasdaq, other than Legal Proceedings where a compliance extension or ability to remedy is available under applicable Law. None of Parent or any of its Affiliates has taken any action in an attempt to intentionally terminate the registration of the Parent Units, the Parent Class A Common Stock or Parent Warrants under the Exchange Act.

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Section 5.13 PIPE Investment Amount. Parent has delivered to the Company true, accurate and complete copies of each of the subscription agreements (the “Subscription Agreements”) entered into by Parent with the PIPE Investors, pursuant to which the PIPE Investors have committed to provide equity financing to Parent in the aggregate amount of $175,000,000 (the “PIPE Investment Amount”). The PIPE Investment Amount, together with the amount in the Trust Account at the Closing, are in the aggregate sufficient to enable Parent to: (a) pay all cash amounts required to be paid by Parent or its Subsidiaries at the Closing under or in connection with this Agreement; and (b) pay any and all fees and expenses of or payable by Parent at the Closing with respect to the Transactions. To Parent’s Knowledge, with respect to each PIPE Investor, the Subscription Agreements are in full force and effect and have not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Parent, except in each case for such assignments of subscription obligations contemplated by or permitted by the Subscription Agreements. Each Subscription Agreement is a legal, valid and binding obligation of Parent and, to Parent’s Knowledge, each PIPE Investor, subject to the Remedies Exception. Except as set forth on Section 5.13 of the Parent Disclosure Letter, there are no other agreements, side letters, or arrangements between Parent and any PIPE Investor relating to any Subscription Agreement, that could affect the obligation of the PIPE Investors to contribute to Parent the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements, and, as of the date hereof, Parent does not know of any facts or circumstances that would reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Investment Amount not being available to Parent, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term or condition of any Subscription Agreement and, as of the date hereof, Parent has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of the PIPE Investors to contribute to Parent the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements on the terms therein.

Section 5.14 Trust Account.

(a) As of the date hereof, Parent has $173,095,867.91 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) effective as of November 7, 2019, by and between Parent and Continental Stock Transfer & Trust Company, a New York corporation (the “Trustee”) for the benefit of its public stockholders, with such funds invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act.

(b) The Trust Agreement has not been amended or modified and, to the Knowledge of Parent with respect to the Trustee, is valid and in full force and effect and is enforceable in accordance with its terms, except insofar as enforceability may be limited by the Remedies Exception. Parent has performed all material obligations required to be performed by it as of the date hereof under, and complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or, to the Knowledge of Parent, the Trustee. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate in any material respect or that would entitle any Person (other than (x) stockholders of Parent who elect to redeem their shares of Parent Class A Common Stock pursuant to Parent’s Charter Documents, including pursuant to the Parent Stockholder Redemptions, (y) the underwriters of Parent’s initial public offering with respect to any deferred underwriting compensation and (z) Parent with respect to income earned on the proceeds in the Trust Account in order to pay taxes in accordance with Parent’s Charter Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account and Tax obligations; (B) in accordance with the Trust Agreement; and (C) to redeem Parent Class A Common Stock in accordance with the provisions of Parent’s Charter Documents. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened in writing with respect to the Trust Account. As of the Effective Time, the obligations of Parent to dissolve or liquidate pursuant to Parent’s Charter Documents shall terminate and, as of the Effective Time, Parent shall have no obligation whatsoever pursuant to Parent’s Charter Documents to dissolve and liquidate the assets of Parent by reason of the consummation of the transactions contemplated hereby. To Knowledge of Parent, as of the date hereof, following the Effective Time, none of Parent’s stockholders shall be entitled to receive any amount from

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the Trust Account except to the extent such Parent stockholder is exercising a Parent Stockholder Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, Parent does have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Parent on the Closing Date.

Section 5.15 Taxes.

(a) All material Tax Returns filed or required to be filed by Parent and its Subsidiaries have been timely filed (taking into account any applicable extensions), and all such Tax Returns are true, correct and complete in all material respects.

(b) Each of Parent and its Subsidiaries has timely paid all material Taxes in full which are due and payable by it (whether or not shown as due on any Tax Return).

(c) Parent has complied in all material respects with all applicable Laws relating to the withholding of Taxes and all Taxes required by applicable Law to be withheld by the Company have been withheld and paid over to the appropriate Governmental Entity in all material respects.

(d) No deficiency for Taxes has been asserted or assessed in writing by any Governmental Entity against Parent or any of its Subsidiaries, which deficiency has not been paid in full or finally resolved with no payment due. No audit or other Legal Proceeding by any Governmental Entity is currently pending or threatened in writing against Parent or any of its Subsidiaries with respect to Taxes. There are no requests for rulings or determinations in respect of any Tax pending between the Parent or its Subsidiaries, on the one hand, and any Governmental Entity, on the other hand.

(e) There are no liens for material amounts of Taxes (other than Liens for Taxes not yet due and payable) upon any of the assets of Parent or its Subsidiaries.

(f) There are no Tax indemnification agreements, Tax sharing agreements or similar agreements under which Parent or its Subsidiaries could be liable after the Closing Date for the Tax liability of any Person other than Parent and its Subsidiaries (other than customary commercial Contracts not primarily related to Taxes such as a loan or a lease).

(g) None of Parent nor any of its Subsidiaries has entered into a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(h) Parent (i) has no liability for the Taxes of another Person (other than its Subsidiaries) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax law) or as a transferee or a successor or by Contract (other than customary commercial Contracts not primarily related to Taxes such as a loan or a lease); and (ii) has never been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was and is Parent.

(i) None of Parent nor any of its Subsidiaries has consented to extend the time in which any Tax may be assessed or collected by any Governmental Entity, which extension is still in effect, and neither Parent nor any of its Subsidiaries has requested, granted, or become the beneficiary of any extension or waiver of any statute of limitations period with respect to Taxes, which period (after giving effect to such extension or waiver) has not yet expired.

Section 5.16 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Merger Materials will, at the date mailed to stockholders of Parent or at the time of the Parent Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to: (a) statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Merger Materials; or (b) any projections or forecasts included in the Merger Materials.

Section 5.17 Board Approval; Stockholder Vote. The board of directors of Parent and First Merger Sub (including any required committee or subgroup of the board of directors of Parent or First Merger Sub, as applicable) and the sole member of Second Merger Sub have, as of the date of this Agreement, unanimously: (a) approved and declared

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the advisability of this Agreement, the other Transaction Agreements and the consummation of the Transactions; and (b) determined that the consummation of the Transactions is in the best interest of, as applicable, the stockholders of Parent or First Merger Sub (as applicable) and the sole member of Second Merger Sub. Other than obtaining the Requisite Parent Stockholder Approval, no other corporate proceedings on the part of Parent are necessary to approve the consummation of the Transactions.

Section 5.18 Brokers. Except as set forth on Section 5.18 of the Parent Disclosure Letter, other than fees or commissions for which Parent will be solely responsible, none of Parent, First Merger Sub, Second Merger Sub, nor any of their respective Affiliates, including Sponsor, has any liability or obligation to pay, or is entitled to receive, any fees or commissions to any broker, finder or agent with respect to the Transactions.

Section 5.19 Indebtedness. Section 5.19 of the Parent Disclosure Letter sets forth the principal amount of all of the outstanding Indebtedness, as of the date hereof, of Parent and its Subsidiaries.

Section 5.20 Sponsor Agreement. Parent has delivered to the Company a true, correct and complete copy of the Sponsor Agreement. The Sponsor Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Parent. The Sponsor Agreement is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, each other party thereto (in each case, subject to the Remedies Exception) and neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under, the Sponsor Agreement violates any provision of, or results in the breach of or default under, or require any filing, registration or qualification under, any applicable Law. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term or condition of the Sponsor Agreement.

Section 5.21 Investment Company Act; JOBS Act. Parent is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Parent constitutes an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”).

Section 5.22 Parent Stockholders. Neither Parent nor the Sponsor is a Foreign Person. No Foreign Person that is an investor in Parent or the Sponsor will obtain (i) access to any material nonpublic technical information (as defined in 31 C.F.R. § 800.232) in the possession of the Company, (ii) membership or observer rights on, or the right to nominate an individual to a position on, the board of directors of the Company, or (iii) any involvement, other than through voting of shares, in substantive decision-making of the Company regarding (a) the use, development, acquisition, safekeeping, or release of sensitive personal data (as defined in 31 C.F.R. § 800.241) of U.S. citizens maintained or collected by the Company, (b) the use, development, acquisition, or release of critical technologies, as defined in 31 C.F.R. § 800.215, or (c) the management, operation, manufacture, or supply of covered investment critical infrastructure, as defined in 31 C.F.R. § 800.212.

Section 5.23 Disclaimer of Other Warranties. PARENT, FIRST MERGER SUB AND SECOND MERGER SUB HEREBY ACKNOWLEDGE THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE IV OR IN THE TRANSACTION AGREEMENTS, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO PARENT, FIRST MERGER SUB, SECOND MERGER SUB, ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE COMPANY STOCKHOLDERS (OR ANY HOLDER OF DERIVATIVE SECURITIES OF THE COMPANY), THE COMPANY OR ANY OF THE DIRECTORS, OFFICERS, EMPLOYEES, BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (A) NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO PARENT, FIRST MERGER SUB, SECOND MERGER SUB, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE COMPANY TO PARENT, FIRST MERGER SUB AND SECOND MERGER SUB IN ARTICLE IV OR IN THE TRANSACTION AGREEMENTS; AND (B) NONE OF THE COMPANY NOR ANY OF ITS SUBSIDIARIES, NOR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE

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DEEMED TO MAKE TO PARENT, FIRST MERGER SUB, SECOND MERGER SUB, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (1) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO PARENT OR ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (2) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (3) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY, ANY OF ITS SUBSIDIARIES AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. EACH OF PARENT, FIRST MERGER SUB AND SECOND MERGER SUB HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT OR THE TRANSACTION AGREEMENTS. EACH OF PARENT, FIRST MERGER SUB AND SECOND MERGER SUB ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY, ITS SUBSIDIARIES AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH OF PARENT, FIRST MERGER SUB AND SECOND MERGER SUB HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT AND THE TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 5.23, CLAIMS AGAINST THE COMPANY OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF ACTUAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE IV OR THE TRANSACTION DOCUMENTS BY SUCH PERSON.

ARTICLE VI.
CONDUCT PRIOR TO THE CLOSING DATE

Section 6.1 Conduct of Business by the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall (A) carry on its business in the ordinary course consistent with past practice (including, for the avoidance of doubt, recent past practice in light of COVID-19; provided that, any commercially reasonable action taken, or omitted to be taken, that relates to, or arises out of, COVID-19 shall be deemed to be in the ordinary course of business), and (B) use commercially reasonable efforts to maintain its goodwill and relationships with customers, suppliers, employees and other material business relations, except: (a) to the extent that Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (b) as expressly contemplated by this Agreement or Section 6.1 of the Company Disclosure Letter; or (c) as required by applicable Law. Notwithstanding anything to the contrary contained herein, nothing herein shall prevent the Company from taking or failing to take any commercially reasonable action, including the establishment of any commercially reasonable policy, procedure or protocol, in response to COVID-19 or any COVID-19 Measures so long as, in each instance, prior to taking any such action that would otherwise violate this Section 6.1, the Company, to the extent reasonably practicable under the circumstances, provides Parent with advance notice of such anticipated action and consults with Parent in good faith with respect to such action and (x) no such actions or failure to take such actions shall be deemed to violate or breach this Section 6.1 in any way, and (y) all such actions or failure to take such actions shall be deemed to constitute an action taken in the ordinary course of business. Without limiting the generality of the foregoing, except as required or expressly permitted by the terms of this Agreement or as set forth on Section 6.1 of the Company Disclosure Letter, or as required by applicable Law, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not do any of the following:

(a) except as otherwise required by any existing Benefit Plan, this Agreement or applicable Law: (i) increase or grant any increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus to, any current or former employee, officer, director, independent contractor or other individual service provider of the Company whose annual base salary (or annual base wages or annual fees) would exceed $300,000 after any increase; (ii) grant, pay or increase any severance, change in control, deferred compensation, retention, equity or equity-based or other similar payment or benefit to any current or former employee, officer, director, independent contractor or other individual service provider of the Company (other than retention bonuses to current employees of the Company in the

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ordinary course of business); (iii) enter into, commence participation in, adopt, establish, modify, amend or terminate any Benefit Plan or any compensation or benefit plan, policy, program, agreement, trust or arrangement that would have constituted a Benefit Plan if it had been in effect on the date of this Agreement (other than annual renewal of group health and welfare plans in the ordinary course of business consistent with past practice that does not result in a material increase in cost to the Company); (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Benefit Plan or otherwise; or (v) make employment offers, hire or terminate (other than for cause) any employee or any other individual who is providing or will provide services to the Company, other than any employment offers, hires or terminations of employees with an annual base salary of less than $200,000 in the ordinary course of business consistent with past practice (provided, however, that nothing set forth in this Section 6.1(a) shall prohibit the Company from making commitments (but not making grants) to offer any equity or equity-based compensation awards in the ordinary course of business in an amount not in excess of five percent (5%), individually, or twenty-five percent (25%), in the aggregate, from each of the Employee Incentive Plan or Employee Stock Purchase Plan);

(b) transfer, sell, assign, license, sublicense, encumber, impair, abandon, permit to lapse or expire, dedicate to the public, cancel, subject to any Lien, fail to diligently maintain, or otherwise dispose of any right, title or interest of the Company in any Owned Intellectual Property or Licensed Intellectual Property, in each case other than non-exclusive licenses to any Owned Intellectual Property granted by the Company to customers in the ordinary course of business;

(c) (i) make, declare, set aside, establish a record date for or pay any dividend or distribution (whether in cash, stock or property) to the Company Stockholders in their capacities as stockholders; (ii) effect any recapitalization, reclassification, split or other change in its capitalization; (iii) except in connection with the exercise of any Company Option or Company Warrant outstanding as of the date of this Agreement in accordance with its terms or as permitted by Section 6.1(a) with respect to commitments (but not grants) to offer equity or equity based compensation awards in the ordinary course of the business from the Employee Incentive Plan or Employee Stock Purchase Plan, authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or other commitment for the issuance of shares of its capital stock, or adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any shares of its capital stock or other equity interests or securities of the Company; or (iv) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests, except for: (A) the acquisition by the Company of any shares of capital stock, membership interests or other equity interests of the Company issued and outstanding as of the date hereof in connection with the forfeiture or cancellation of such equity interests; and (B) purchases or redemptions pursuant to exercises of Company Options issued and outstanding as of the date hereof or the withholding of shares to satisfy net settlement or Tax obligations with respect to equity awards in accordance with the terms of such equity awards;

(d) amend its Charter Documents, or form or establish any Subsidiary;

(e) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(f) sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, any assets or properties, other than (i) non-exclusive licenses to any Owned Intellectual Property granted by the Company to customers in the ordinary course of business or (ii) any sale, lease or disposition of tangible assets or properties in the ordinary course of business consistent with past practice except as set forth on Section 6.1(f) of the Company Disclosure Letter;

(g) disclose any Trade Secrets (other than in the ordinary course of business subject to appropriate written obligations with respect to confidentiality, non-use and non-disclosure) or any source code to any Person;

(h) (i) issue or sell any debt securities or rights to acquire any debt securities of any of the Company or guarantee any debt securities of another Person; (ii) make, incur, create or assume any Indebtedness, loans, advances or capital contributions to, or investments in, or guarantee any Indebtedness of, any Person, except for loans, advances or capital contributions pursuant to and in accordance with the terms of agreements or legal obligations existing as of the date of this Agreement, in each case set forth on Section 6.1(h) of the Company Disclosure Letter; (iii) create any

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material Liens on any material property or assets of the Company in connection with any Indebtedness thereof (other than Permitted Liens); (iv) fail to comply with the terms of the Existing Credit Agreement, or take any action, or omit to take any action, that would constitute or result in a default or event of default under the Existing Credit Agreement; (v) cancel or forgive any Indebtedness owed to the Company; or (vi) make, incur or commit to make or incur any capital expenditures, other than in the ordinary course of business consistent with past practice;

(i) commence, release, assign, compromise, settle or agree to settle any Legal Proceeding (i) material to the Company or its properties or assets, (ii) which would subject the Company to any non-monetary obligation or (iii) involving monetary obligations of the Company in excess of $100,000;

(j) (i) except in the ordinary course of business consistent with past practices: (A) modify, amend or terminate in a manner that is adverse to the Company, any Company Material Contract; (B) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement; (C) waive, delay the exercise of, release or assign any material rights or claims under any Company Material Contract; or (D) incur or enter into a Contract requiring the Company to pay in excess of $150,000 in any 12-month period; or (ii) modify or amend any material term under the Existing Credit Agreement or, other than pursuant to the terms of this Agreement, terminate or allow the termination of the Existing Credit Agreement or any of the commitments thereunder;

(k) except as required by GAAP or applicable Law, make any material change in accounting methods, principles or practices;

(l) (i) make, change or rescind any income or other material Tax election; (ii) settle or compromise any Tax claim; (iii) change (or request to change) any method of accounting for Tax purposes; (iv) file any amended Tax Return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of Taxes may be issued; (vi) knowingly surrender any claim for a refund of Taxes; (vii) fail to pay any income or other material Tax that becomes due and payable (including estimated payments); (viii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Law) with any Governmental Entity, (ix) incur any Taxes outside of the ordinary course of business or (x) file any income or other material Tax Return inconsistent with past practice;

(m) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution, reorganization or winding-up of the Company;

(n) subject to clause (c) above, enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders, Insiders or other Affiliates, other than payments or distributions relating to obligations in respect of arms-length commercial transactions pursuant to the agreements set forth on Section 6.1(n) of the Company Disclosure Letter as existing on the date of this Agreement;

(o) enter into (i) a new line of business or (ii) any agreement that materially restricts the ability of the Company to engage or compete in, or enter into, any line of business;

(p) implement any layoffs, furloughs or hours reduction with respect to any employee or individual service providers of the Company, or plant closings, or similar events that individually or in the aggregate would give rise to any obligations or liabilities on the part of the Company under WARN or any similar state or local “mass layoff” or “plant closing” Law;

(q) voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Company and its assets and properties;

(r) except as required by Law, (i) recognize any labor union, works council, or other labor organization as the bargaining representative of any employee or (ii) enter into, modify, or terminate any collective bargaining agreement or other Contract with a labor union, works council, or other labor organization;

(s) apply for or receive any relief under (i) the CARES Act or any other applicable Law or governmental program designed to provide relief related to COVID-19 or (ii) any Payroll Tax Executive Order;

(t) other than in the ordinary course of business consistent with past practice, intentionally delay or postpone payment of any accounts payable or commissions or any other liability, or enter into any agreement or

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negotiation with any party to extend the payment date of any accounts payable or commissions or any other liability, or accelerate sales or the collection of (or discount) of any accounts or notes receivable or otherwise change their cash management practices; or

(u) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Sections 6.1(a) through (t) above.

(v) Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of the Company prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

Section 6.2 Conduct of Business by Parent, First Merger Sub and Second Merger Sub. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent shall, and shall cause its Subsidiaries to, carry on its business in the ordinary course consistent with past practice, except to the extent that the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed) or as contemplated by this Agreement (including as contemplated by the PIPE Investment). Without limiting the generality of the foregoing, except as required or permitted by the terms of this Agreement or as required by applicable Law, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent shall not, and shall cause its Subsidiaries not to, do any of the following:

(a) declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (or warrant) or split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

(b) other than in connection with the Parent Stockholder Redemption, the Repurchase or as otherwise required by Parent’s Charter Documents, purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of Parent or any of its Subsidiaries;

(c) other than as set forth in the Subscription Agreements, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

(d) amend its Charter Documents or form or establish any Subsidiary (other than First Merger Sub and Second Merger Sub pursuant to this Agreement);

(e) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

(f) incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business consistent with past practice; provided, however, that Parent shall be permitted to incur Indebtedness (which shall constitute Parent Transaction Costs) from its Affiliates and stockholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of Parent in due course on arm’s length terms and conditions and repayable at Closing and in any event in an aggregate amount not to exceed $200,000;

(g) release, assign, compromise, settle or agree to settle any Legal Proceeding material to Parent;

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(h) except as required by GAAP or applicable Law, make any change in accounting methods, principles or practices;

(i) (i) make, change or rescind any income or other material Tax election (other than in the ordinary course for a newly formed entity) (ii) settle or compromise any Tax claim; (iii) change (or request to change) any method of accounting for Tax purposes (other than in the ordinary course for a newly formed entity); (iv) file any amended Tax Return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); (vi) knowingly surrender any claim for a refund of Taxes; or (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Law) with any Governmental Entity;

(j) create any material Liens on any material property or assets of Parent, First Merger Sub or Second Merger Sub;

(k) liquidate, dissolve, reorganize or otherwise wind up the business or operations of Parent, First Merger Sub or Second Merger Sub;

(l) commence, settle or compromise any Legal Proceeding that would reasonably be expected to be material to Parent, First Merger Sub or Second Merger Sub;

(m) enter into any new line of business;

(n) amend the Trust Agreement or any other agreement related to the Trust Account;

(o) pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners or stockholders, other than payments or distributions relating to obligations in respect of arms-length commercial transactions pursuant to the agreements or commitments (or proposed agreements or commitments to be entered into prior to the Closing) set forth on Section 6.2(o) of the Parent Disclosure Letter; or

(p) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Sections 6.2(a) through (o) above.

ARTICLE VII.
ADDITIONAL AGREEMENTS

Section 7.1 Company No Solicitation.

(a) The Company will not, and will cause each of its directors, officers and employees not to, and shall instruct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly:

(i) solicit, initiate, knowingly encourage or knowingly facilitate or cooperate with any inquiries regarding, or the submission or announcement by any Person (other than Parent or its Subsidiaries) of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal;

(ii) furnish any information regarding the Company in connection with, for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, a Company Acquisition Proposal;

(iii) engage in or otherwise participate in any discussions or negotiations with any Person (other than Parent or its Representatives) with respect to any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Proposal; or

(iv) approve, adopt, endorse, recommend or enter into, or propose to approve, adopt, endorse, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to any Company Acquisition Proposal.

(b) If the Company receives a Company Acquisition Proposal or any inquiry or request for information with respect to a Company Acquisition Proposal or that is reasonably likely to lead to a Company Acquisition Proposal, then the Company shall promptly (and in no event later than forty eight (48) hours after its receipt of such Company Acquisition Proposal or request) notify Parent in writing of such Company Acquisition Proposal or request (which notification shall, unless expressly prohibited by a confidentiality agreement in effect as of the date hereof, include

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the identity of the Person making or submitting such request or Company Acquisition Proposal and a copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)).

(c) Promptly following the execution and delivery of this Agreement, the Company shall, and shall cause each of its Affiliates and its and their respective directors, officers and employees, and shall instruct and use reasonable best efforts to cause its other Representatives to (and the Written Consent Parties have acknowledged to the Company that it shall), immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than Parent and its Representatives) relating to any Company Acquisition Proposal made on or prior to the date hereof. The Company shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which the Company or any of its Affiliates is a party.

(d) Any violation of the restrictions contained in this Section 7.1 by any of the Company’s Representatives shall be deemed to be a breach of this Section 7.1 by the Company.

Section 7.2 Parent No Solicitation.

(a) Parent will not, and will cause each of its Subsidiaries and its and their respective directors, officers and employees not to, and shall instruct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly:

(i) make, solicit, initiate, knowingly encourage or knowingly facilitate or cooperate with any inquiries regarding, or the submission or announcement by any Person of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Parent Acquisition Proposal;

(ii) furnish any information regarding Parent or any Subsidiary of Parent in connection with, for the purpose of making, soliciting, initiating, encouraging or facilitating, or in response to, a Parent Acquisition Proposal;

(iii) engage in or otherwise participate in any discussions or negotiations with any Person with respect to any Parent Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Parent Acquisition Proposal; or

(iv) approve, adopt, endorse, recommend or enter into, or propose to approve, adopt, endorse, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle with respect to any Parent Acquisition Proposal.

(b) If Parent receives a Parent Acquisition Proposal or any inquiry or request for information with respect to a Parent Acquisition Proposal or that is reasonably likely to lead to a Parent Acquisition Proposal, then Parent shall promptly (and in no event later than forty eight (48) hours after its receipt of such Parent Acquisition Proposal or request) notify the Company in writing of such Parent Acquisition Proposal or request (which notification shall, unless expressly prohibited by a confidentiality agreement in effect as of the date hereof, include the identity of the Person making or submitting such request or Parent Acquisition Proposal and a copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)).

(c) Promptly following the execution and delivery of this Agreement, Parent shall, and shall instruct and cause each of its Affiliates and its and their respective directors, officers and employees, and shall use reasonable best efforts to cause its other Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than the Company and its Representatives) relating to any Parent Acquisition Proposal made on or prior to the date hereof. Parent shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which Parent or any of its Affiliates is a party.

(d) Any violation of the restrictions contained in this Section 7.2 by any of Parent’s Representatives shall be deemed to be a breach of this Section 7.2 by Parent.

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Section 7.3 Registration Statement; Proxy Statement / Consent Solicitation.

(a) Parent and the Company shall cooperate to prepare and file as promptly as reasonably practicable following the date hereof a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by Parent with the SEC pursuant to which shares of Parent Common Stock issuable in the First Merger and the Rollover Options and Rollover Restricted Stock will be registered with the SEC, including the registration for resale of the shares of Parent Class A Common Stock issuable in the First Merger to certain stockholders of the Company to be designated by the Company, which shall include a proxy statement / consent solicitation containing (i) a consent solicitation statement in preliminary form (the “Consent Solicitation Statement”) in connection with the solicitation by the Company of written consents from the Company Stockholders to approve, by the requisite consent of the Company Stockholders under the DGCL and the Company’s Charter Documents, this Agreement, the First Merger and the other Transactions (the “Requisite Company Stockholder Approval”) and (ii) a proxy statement in preliminary form of the type contemplated by Regulation 14A promulgated under the Exchange Act (the “Parent Proxy Statement”) in order to (A) provide Parent’s stockholders with the opportunity to elect to have their Parent Class A Common Stock converted to cash in accordance with the provisions of Parent’s Charter Documents (such elections made by Parent’s stockholders, the “Parent Stockholder Redemptions”); and (B) facilitate the solicitation by Parent of proxies from the holders of the shares of Parent Common Stock to approve at the Parent Special Meeting, by the requisite vote of Parent’s stockholders under the DGCL, Parent’s Charter Documents, the Nasdaq rules and regulations and applicable Law (the “Requisite Parent Stockholder Approval”): (1) the adoption of this Agreement and approval of the Transactions; (2) the issuance of the number of shares of Parent Class A Common Stock to be issued in connection with the First Merger; (3) an increase in the number of authorized shares of Parent Class A Common Stock as may be required by the immediately preceding clause (2); (4) the amendment and restatement of Parent’s Charter Documents to be effective from and after the Closing, including as set forth in substantially the form of the Parent A&R Charter attached hereto as Exhibit C and the Parent A&R Bylaws attached hereto as Exhibit D; (5) the adoption and approval of (i) a new equity incentive plan in a form and substance reasonably acceptable to Parent and the Company (the “Employee Incentive Plan”), and which Employee Incentive Plan will provide for awards for a number of shares of Parent Class A Common Stock up to seven and a half percent (7.5%) of the aggregate number of shares of Parent Class A Common Stock issued and outstanding immediately after the Closing (after giving effect to the Parent Stockholder Redemptions, if any) (the “Employee Incentive Plan Share Reserve”), and the Employee Incentive Plan Share Reserve shall automatically increase on the first day of each fiscal year beginning with the 2021 fiscal year until the Employee Incentive Plan terminates by a number of shares equal to the lesser of (A) three percent (3%) of the shares of Parent Class A Common Stock issued and outstanding on the last day of the immediately preceding fiscal year and (B) such smaller number of shares as determined by the Parent board of directors, (ii) a new employee stock purchase plan in a form and substance reasonably acceptable to Parent and the Company (the “Employee Stock Purchase Plan”), and which Employee Stock Purchase Plan will provide for awards for a number of shares of Parent Class A Common Stock up to two percent (2%) of the aggregate number of shares of Parent Class A Common Stock issued and outstanding immediately after the Closing (after giving effect to the Parent Stockholder Redemptions, if any) (the “Employee Stock Purchase Plan Share Reserve”) and the Employee Stock Purchase Plan Share Reserve shall automatically increase on the first day of each fiscal year beginning with the 2021 fiscal year and ending on (and including) the first day of the 2031 fiscal year by a number of shares equal to the lesser of (A) half a percent (0.5%) of the shares of Parent Class A Common Stock issued and outstanding on the last day of the immediately preceding fiscal year, (B) the number of shares of Parent Class A Common Stock initially reserved for issuance under the Employee Stock Purchase Plan, and (C) such smaller number of shares as determined by the Parent board of directors, and (iii) a new Chief Executive Officer equity incentive plan, the general terms and conditions of which are set forth on Section 7.3(a) of the Company Disclosure Letter (the “CEO Incentive Plan”), and which CEO Incentive Plan will provide for awards for a number of shares of Parent Class A Common Stock up to twelve and a half percent (12.5%) of the aggregate number of shares of Parent Class A Common Stock issued and outstanding immediately after the Closing (after giving effect to the Parent Stockholder Redemptions, if any); (6) the election of the members of the board of directors of Parent in accordance with Section 7.17; (7) approval of the Repurchase and (8) any other proposals the Parties mutually deem necessary or desirable to consummate the Transactions (collectively, the “Parent Stockholder Matters”).

(b) The Company and Parent shall each use its reasonable best efforts to (i) cause the Registration Statement, when filed with the SEC, to comply in all material respects with all legal requirements applicable thereto, (ii) promptly provide responses to the SEC with respect to all comments received on Merger Materials from the SEC, (iii) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after

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such filing and (iv) keep the Registration Statement effective as long as is necessary to consummate the Transactions contemplated hereby. Each of the Company and Parent shall cause the definitive Merger Materials to be mailed to their respective stockholders as of the applicable record date as promptly as practicable (and in any event within four (4) Business Days) following the date upon which the Registration Statement becomes effective. Each party shall furnish all information concerning it and its Affiliates to the other party and provide such other assistance as may be reasonably requested by the other party to be included in the Merger Materials and shall otherwise reasonably assist and cooperate with the other party in the preparation of the Merger Materials and the resolution of any comments received from the SEC. In furtherance of the foregoing, the Company (i) agrees to promptly provide Parent with all information concerning the business, management, operations and financial condition of the Company, in each case, reasonably requested by Parent for inclusion in the Merger Materials and (ii) shall cause the directors, officers and employees of the Company to be reasonably available to, and to provide any documents reasonably requested by, Parent and its counsel in connection with the drafting of the Merger Materials and responding in a timely manner to comments on the Merger Materials from the SEC. For purposes of this Agreement, the term “Merger Materials” shall mean the Registration Statement, including the prospectus forming a part thereof, the Consent Solicitation Statement, the Parent Proxy Statement, and any amendments thereto.

(c) If any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Merger Materials so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by and in compliance with applicable Law, disseminated to the stockholders of the Company and Parent. Parent shall promptly notify the Company of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Merger Materials or for additional information concerning the Merger Materials or the Mergers and shall, as promptly as practicable after receipt thereof, supply the Company with copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, or, if not in writing, a description of such communication, with respect to the Merger Materials or the Mergers. Parent will advise the Company, promptly after Parent receives notice thereof, of the time of effectiveness of the Registration Statement or any supplement or amendment has been filed, of the issuance of a stop order relating thereto or of the suspension of the qualification of the Parent Class A Common Stock issuable in the First Merger, and Parent and the Company will each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. No filing of, or amendment or supplement to the Merger Materials, or response to any comments from the SEC or the staff of the SEC relating to the Merger Materials, will be made by Parent without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) and without providing the Company a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC. Parent shall be permitted to make all necessary filings with respect to the Transactions under the Securities Act, the Exchange Act and applicable blue sky Laws and the rules and regulations thereunder; provided that, prior to Parent making any such filings, the Company shall be given an opportunity to review and provide comments, which comments Parent will consider in good faith.

Section 7.4 Consent Solicitation Statement; Company Change in Recommendation.

(a) As promptly as practicable following the date upon which the Registration Statement becomes effective, the Company shall solicit the Requisite Company Stockholder Approval via written consent in accordance with Section 228 of the DGCL and the Company’s Charter Documents. In connection therewith, prior to the date upon which the Registration Statement becomes effective, the board of directors of the Company shall set a record date for determining the Company Stockholders entitled to provide such written consent. The Company shall use reasonable best efforts to cause the Written Consent Parties to duly execute and deliver stockholder written consents in substantially the form attached hereto as Exhibit H (the “Stockholder Written Consent”) in respect of the Company Stock beneficially owned by each such Written Consent Party (which represent (i) at least a majority of the outstanding voting power of the Company Stock issued and outstanding (voting as a single class and on an as-converted basis), (ii) at least a majority of the shares of the Company Common Stock issued and outstanding as of the date hereof (voting as a single class) and (iii) at least a majority of the shares of the Company Preferred Stock issued and outstanding (voting as a single class and on an as-converted basis)) in accordance with the Company’s Charter Documents and Section 228 of the DGCL within three (3) Business Days of the Registration Statement becoming effective. As

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promptly as practicable following the execution and delivery of the Stockholder Written Consents by the Written Consent Parties to the Company, the Company shall deliver to Parent a copy of such Stockholder Written Consent in accordance with Section 11.1. Promptly following the receipt of the Requisite Company Stockholder Approval via the Stockholder Written Consent, the Company will prepare (subject to the reasonable approval of Parent) and deliver to the Company Stockholders who have not executed and delivered the Stockholder Written Consent the notice required by Section 228(e) of the DGCL and include a description of the appraisal rights of the Company’s stockholders available under Section 262 of the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. If any Written Consent Party fails to deliver its Stockholder Written Consent to the Company within three Business Days of the Registration Statement becoming effective (a “Written Consent Failure”), Parent shall have the right to terminate this Agreement as set forth in Section 9.1(i).

(b) The Consent Solicitation Statement shall include the Company Recommendation. Neither the board of directors of the Company nor any committee thereof shall: (i) withdraw, modify, amend or qualify (or propose to withdraw, modify, amend or qualify publicly or to any Company Stockholder) the Company Recommendation, or fail to include the Company Recommendation in the Consent Solicitation Statement; (ii) approve, recommend or declare advisable (or publicly propose to do so) any Company Acquisition Proposal; (iii) fail to publicly announce, within ten (10) Business Days after a tender offer or exchange offer relating to the equity securities of the Company (other than the Transactions) shall have been commenced by any third party other than Parent and its Affiliates, a statement disclosing that the board of directors of the Company recommends rejection of such tender or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position by the board of directors of the Company in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to publicly announce that the board of directors of the Company recommends rejection of such tender or exchange offer); or (iv) if requested by Parent, fail to issue, within ten (10) Business Days after a Company Acquisition Proposal (other than any tender offer or exchange offer) is publicly announced, a press release reaffirming the Company Recommendation (it being understood that the Company will have no obligation to make such reaffirmation on more than two separate occasions) (any action described in clauses “(i)” through “(iv)” being referred to as a “Company Change in Recommendation”); or (v) cause or permit the Company to enter into any contract, letter of intent, memorandum of understanding, agreement in principle or other understanding contemplating or relating to a Company Acquisition Transaction.

(c) Notwithstanding any Company Change in Recommendation, unless this Agreement has been earlier validly terminated in accordance with Section 9.1, the Company shall solicit the Requisite Company Stockholder Approval in accordance with Section 7.4(a), including using reasonable best efforts to cause all Company Stockholders to duly execute and deliver the Stockholder Written Consent, and nothing contained in this Agreement shall be deemed to relieve the Company of such obligation.

(d) Nothing contained in this Agreement shall prohibit the Company, the board of directors of the Company or their Representatives from directing any Person (or the Representative of that Person) who makes a Company Acquisition Proposal to the provisions of this Section 7.4; provided, however, that no such communication or statement that would constitute a Company Change in Recommendation shall be permitted.

Section 7.5 Parent Special Meeting; Parent Change in Recommendation.

(a) Parent shall, as promptly as practicable following the date upon which the Registration Statement becomes effective, cause a special meeting of its stockholders (the “Parent Special Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Requisite Parent Stockholder Approval and Parent shall use its reasonable best efforts to obtain the Requisite Parent Stockholder Approval at the Parent Special Meeting. In connection therewith, promptly following the date upon which the Registration Statement becomes effective, the board of directors of Parent shall set a record date for determining the stockholders of Parent entitled to vote at the Parent Special Meeting. Parent shall comply with Law and all legal requirements applicable to such meeting, including the DGCL, Parent’s Charter Documents and the Exchange Act, including Regulation 14A and Schedule 14A promulgated thereunder, as applicable. Notwithstanding anything to the contrary contained in this Agreement, Parent shall be entitled to postpone or adjourn the Parent Special Meeting only: (i) to ensure that any supplement or amendment to the Parent Proxy Statement that the board of directors of Parent has reasonably determined in good faith after consultation with Parent’s outside legal counsel is required by applicable Law is disclosed to Parent’s stockholders and for such supplement or amendment to be promptly disseminated to Parent’s stockholders prior to the Parent Special Meeting; (ii) if, as of the time for which the Parent Special Meeting is originally scheduled (as set forth in the Parent

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Proxy Statement), there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Parent Special Meeting; or (iii) in order to solicit additional proxies from stockholders for purposes of obtaining the Requisite Parent Stockholder Approval; provided, that (A) in the event of a postponement or adjournment pursuant to clauses (i), (ii) or (iii) above, the Parent Special Meeting shall be reconvened as promptly as practicable and in any event no later than five (5) Business Days after the date that such matters are resolved and (B) in no event shall the Parent Special Meeting be held later than three (3) Business Days prior to the Outside Date.

(b) The Parent Proxy Statement shall include the Parent Recommendation. Neither the board of directors of Parent nor any committee thereof shall: (i) withdraw, modify, amend or qualify (or publicly propose to withdraw, modify, amend or qualify) the Parent Recommendation, or fail to include the Parent Recommendation in the Parent Proxy Statement; (ii) approve, recommend or declare advisable (or publicly propose to do so) any Parent Acquisition Proposal; (iii) fail to publicly announce, within ten (10) Business Days after a tender offer or exchange offer relating to the equity securities of Parent (other than the Transactions) shall have been commenced by any third party (and in no event later than one (1) Business Day prior to the date of the Parent Special Meeting, as it may be postponed or adjourned pursuant to Section 7.5(a)), a statement disclosing that the board of directors of Parent recommends rejection of such tender or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position by the board of directors of Parent in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to publicly announce that the board of directors of Parent recommends rejection of such tender or exchange offer); (iv) if requested by the Company, fail to issue, within ten (10) Business Days after a Parent Acquisition Proposal (other than any tender offer or exchange offer) is publicly announced (and in no event later than one (1) Business Day prior to the date of the Parent Special Meeting, as it may be postponed or adjourned pursuant to Section 7.5(a)), a press release reaffirming the Parent Recommendation (any action described in clauses “(i)” through “(iv)” being referred to as a “Parent Change in Recommendation”); or (v) cause or permit Parent to enter into any contract, letter of intent, memorandum of understanding, agreement in principle or other understanding contemplating or relating to a Parent Acquisition Transaction.

(c) Notwithstanding any Parent Change in Recommendation, unless this Agreement has been earlier validly terminated in accordance with Section 9.1, the Parent Stockholder Matters shall be submitted to Parent’s stockholders at the Parent Special Meeting for the purpose of obtaining the Requisite Parent Stockholder Approval and nothing contained in this Agreement shall be deemed to relieve Parent of such obligation.

(d) Nothing contained in this Agreement shall prohibit Parent, the board of directors of Parent or their Representatives from (i) taking and disclosing to Parent’s stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or issuing a “stop, look and listen” statement to Parent’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder or (ii) directing any Person (or the Representative of that Person) who makes a Parent Acquisition Proposal to the provisions of this Section 7.5; provided, however, that in the case of clause “(ii),” no such communication or statement that would constitute a Parent Change in Recommendation shall be permitted, made or taken.

Section 7.6 Regulatory Approvals. Within ten (10) Business Days after the date hereof, Parent and the Company shall each prepare and file the notification required of it under the HSR Act in connection with the Transactions and shall promptly and in good faith respond to all information requested of it by the U.S. Federal Trade Commission, U.S. Department of Justice, or any other Governmental Entity in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Entities. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods as soon as practicable, including by requesting early termination of the HSR waiting period. Neither Parent nor the Company shall, and each shall use reasonable best efforts to cause their respective Affiliates not to, directly or indirectly take any action, including, directly or indirectly, acquiring or investing in any Person or acquiring, leasing or licensing any assets, or agreement to do any of the foregoing, if doing so would reasonably be expected to impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any required approval under the HSR Act. Each Party will promptly provide the other with copies of all substantive written communications (and memoranda setting forth the substance of all substantive oral communications) between each of them, any of their Subsidiaries and their respective agents, representatives and advisors, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, Parent and the Company shall: (i) promptly inform the other of

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any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Entity regarding the Transactions; (ii) permit each other to review in advance any proposed substantive written communication to any such Governmental Entity and incorporate reasonable comments thereto; (iii) give the other prompt written notice of the commencement of any Legal Proceeding with respect to such transactions; (iv) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; (v) keep the other reasonably informed as to the status of any such Legal Proceeding; and (vi) promptly furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such Party and their Subsidiaries and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions; provided that materials required to be supplied pursuant to this section may be redacted (1) to remove references concerning the valuation of the Company, (2) as necessary to comply with contractual arrangements, (3) as necessary to comply with applicable law, and (4) as necessary to address reasonable privilege or confidentiality concerns; provided further, that a Party may reasonably designate any competitively sensitive material provided to another party under this Section 7.6 as “Outside Counsel Only”. Parent on the one hand, and the Company, on the other hand, shall each pay 50% of any filing fees required by Governmental Entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, including filing fees in connection with filings under the HSR Act.

Section 7.7 Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, Parent will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance in writing by the Company (such approval not to be unreasonably withheld, conditioned or delayed).

(b) Promptly after the execution of this Agreement, Parent and the Company shall also issue a joint press release announcing the execution of this Agreement.

(c) At least three (3) days prior to the Closing, the Company shall prepare a draft Current Report on Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC (“Closing Form 8-K”), the form and substance of which shall be approved in advance in writing by Parent (such approval not to be unreasonably withheld, conditioned or delayed). Prior to the Closing, Parent and the Company shall prepare a mutually agreeable joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Substantially concurrently with the Closing, Parent shall issue the Closing Press Release. Concurrently with the Closing, or as soon as practicable thereafter (but in any event within four (4) Business Days thereafter), Parent shall file the Closing Form 8-K with the SEC. In connection with the preparation of the Closing Form 8-K and the Closing Press Release, or any other report or form to be filed with the SEC, each party shall, upon request by the other party, furnish all information concerning it and its Affiliates to the other party and provide such other assistance as may be reasonably requested by the other party to be included in the Closing Form 8-K or the Closing Press Release and shall otherwise reasonably assist and cooperate with the other party in the preparation of the Closing Form 8-K and the Closing Press Release and the resolution of any comments received from the SEC with respect thereto.

(d) From the date hereof through the Effective Time, Parent will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

(e) Parent shall, at all times during the period from the date hereof through the Effective Time: (i) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the JOBS Act; and (ii) not take any action that would cause Parent to not qualify as an “emerging growth company” within the meaning of the JOBS Act; provided that no action or omission taken by Parent pursuant to this Section 7.7(e) shall be deemed to constitute a violation of Section 6.2.

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Section 7.8 Confidentiality; Communications Plan; Access to Information.

(a) Parent and the Company acknowledge that they are parties to the Confidentiality Agreement, the terms of which are incorporated herein by reference. Following Closing, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b) Parent and the Company shall reasonably cooperate to create and implement a communications plan regarding the Transactions (the “Communications Plan”) promptly following the date hereof. Notwithstanding the foregoing, none of the Parties will make any public announcement or issue any public communication regarding this Agreement, any other Transaction Agreement or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by Parent, or Parent, in the case of a public announcement by the Company Stockholders or the Company (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Law, in which case the disclosing Party shall, to the extent permitted by applicable Law, first allow such other Parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) in the case of the Company, the Company Stockholders, Parent and their respective Affiliates, if such announcement or other communication is made in connection with reporting, fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; (iii) to the extent provided for in the Communications Plan, internal announcements to employees of the Company; (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 7.7 or this Section 7.8(b); (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement and (vi) communications to customers, suppliers and lenders of the Company for purposes of seeking any consents and approvals required in connection with the Transactions solely to the extent such communications are consistent with a public statement, press release or other communication previously approved in accordance with Section 7.7 or this Section 7.8(b).

(c) Subject to confidentiality obligations (whether contractual, imposed by applicable Law or otherwise) that are applicable to information furnished to the Company by third parties that may be in the Company’s possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent reasonably possible, the Parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable Law, the Company will afford Parent and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Company during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Company, as Parent may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to interfere with the businesses or operations of the Company and in compliance with COVID-19 Measures. Subject to confidentiality obligations (whether contractual, imposed by applicable Law or otherwise) that are applicable to information furnished to Parent by third parties that may be in Parent’s possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent reasonably possible, the Parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable Law, Parent will afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Parent during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel of Parent, as the Company may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to interfere with the businesses or operations of Parent and in compliance with COVID-19 Measures.

Section 7.9 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other Transactions,

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including using reasonable best efforts to accomplish the following: (i) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in ARTICLE VIII to be satisfied; (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any); (iii) the obtaining of all consents, approvals or waivers from third parties required as a result of the Transactions, including any other consents, approvals or waivers from third parties referred to on Section 4.5(b) of the Company Disclosure Letter; (iv) the termination of each agreement set forth on Section 7.9(iv) of the Company Disclosure Letter; (v) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (vi) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation shall include, on the part of Parent, sending a termination letter to the Trustee substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”).

Section 7.10 No Parent Securities Transactions. Neither the Company nor any of its controlled Affiliates, directly or indirectly, shall engage in any transactions involving the securities of Parent prior to the time of the making of a public announcement regarding all of the material terms of the business and operations of the Company and the Transactions. The Company shall use its reasonable best efforts to require each of its officers, directors and employees to comply with the foregoing requirement.

Section 7.11 No Claim Against Trust Account. For and in consideration of Parent entering into this Agreement, the receipt and sufficiency of which is hereby acknowledged, the Company hereby irrevocably waives, on behalf of itself and its Affiliates, notwithstanding anything to the contrary in this Agreement, any right, title, interest or claim of any kind it has or may have in the future in or to the Trust Account (and any monies therein) or distributions therefrom, regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Parent or its Representatives, on the one hand, and the Company or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability; provided, that (a) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Parent for (i) legal relief against monies or other assets held outside the Trust Account or (ii) specific performance or other equitable relief in connection with the consummation of the Transactions (including a claim for Parent to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Parent Stockholder Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Parent’s ability to fulfill its obligation to effectuate the Parent Stockholder Redemptions and (b) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Parent’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account (except any such funds released in order to effectuate the Parent Stockholder Redemptions) and any assets that have been purchased or acquired with any such funds) (collectively, including subject to the foregoing limitations set forth in sub-clauses (a) and (b) the “Released Claims”). The Company, on behalf of itself and its Affiliates, hereby irrevocably waives any Released Claims that the Company or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Parent or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with Parent or its Affiliates). The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Parent and its Affiliates to induce Parent to enter into this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its Affiliates under applicable Law.

Section 7.12 Disclosure of Certain Matters. Each of Parent, First Merger Sub, Second Merger Sub and the Company will promptly provide the other Parties with prompt written notice of any event, development or condition of which they have Knowledge that: (a) is reasonably likely to cause any of the conditions set forth in ARTICLE VIII not to be satisfied; or (b) would require any amendment or supplement to the Merger Materials; provided, however, that no such notification or the failure to provide such notification shall, in and of itself, effect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties or result, in and of itself, in the failure of a condition set forth in ARTICLE VIII; provided, further, that for the avoidance of doubt, any such information actually contained in such foregoing notification may effect the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties or result in the failure of a condition set forth in ARTICLE VIII).

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Section 7.13 Securities Listing. Parent will use its reasonable best efforts to cause the shares of Parent Class A Common Stock issued in connection with the Transactions to be approved for listing on Nasdaq at Closing. During the period from the date hereof until the Closing, Parent shall use its reasonable best efforts to keep the Parent Class A Common Stock and Public Warrants listed for trading on Nasdaq. After the Closing, Parent shall use commercially reasonable efforts to continue the listing for trading of the Parent Class A Common Stock and Public Warrants on Nasdaq.

Section 7.14 Trust Account. Upon satisfaction or waiver of the conditions set forth in ARTICLE VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) and provision of notice thereof to the Trustee (which notice Parent shall provide to the Trustee in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement and Parent’s Charter Documents, at the Closing, Parent: (i) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, including providing the Trustee with the Trust Termination Letter; and (ii) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to, distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable: (A) to stockholders who have properly elected to have their Parent Class A Common Stock converted to cash in accordance with the provisions of Parent’s Charter Documents; (B) for income tax or other tax obligations of Parent prior to Closing; (C) to the underwriters of the initial public offering of Parent with respect to any deferred underwriting compensation, (D) for any Parent Transaction Costs, (E) as repayment of loans and reimbursement of expenses to directors, officers and stockholders of Parent; and (F) as payment to stockholders as cash in lieu of the issuance of any fractional shares pursuant to Section 2.6(g); and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.15 Directors’ and Officers’ Liability Insurance.

(a) Parent agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers of the Company (each, a “D&O Indemnified Party”), as provided in its Charter Documents or in any indemnification agreement with the Company binding as of the date hereof, shall survive the Closing and shall continue in full force and effect. For a period of six (6) years from the Closing Date, Parent shall cause the Surviving Entity to maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s Charter Documents as in effect immediately prior to the Closing Date or in any of their respective indemnification agreements with any D&O Indemnified Party as in effect immediately prior to the Closing Date, and Parent shall not, and shall cause the Surviving Entity not to, amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(b) Prior to the Closing, the Company shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of the Company currently covered by a directors’ and officers’ liability insurance policy of the Company on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six-year period following the Closing at a price not to exceed three-hundred percent (300%) of the last annual premium paid by the Company for such purpose. Parent shall, and shall cause the Surviving Entity to, maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Company, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.15(b); provided, however, that in no event shall the premium of the D&O Tail exceed three-hundred percent (300%) of the last annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Entity shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Charter Documents of the Company, any other indemnification arrangement, any Law or otherwise. The obligations of Parent and the Company under this Section 7.15 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 7.15 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.15.

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(d) If Parent or, after the Closing, the Company or its successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of Parent or the Company, as applicable, assume the obligations set forth in this Section 7.15.

Section 7.16 Section 16 Matters. Prior to the Effective Time, Parent shall take all commercially reasonable steps as may be required (to the extent permitted under applicable Law) to cause any acquisition or disposition of the Parent Class A Common Stock that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

Section 7.17 Board of Directors. Except as otherwise agreed in writing by the Company and Parent prior to the Closing, and conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable Laws and Nasdaq listing requirements, Parent shall take all actions necessary or appropriate to cause the individuals set forth on Section 7.17 of the Parent Disclosure Letter to be elected as members of the Parent board of directors, effective as of the Closing. On the Closing Date, Parent shall enter into customary indemnification agreements reasonably satisfactory to the Company with the individuals set forth on Section 7.17 of the Parent Disclosure Letter, which indemnification agreements shall continue to be effective following the Closing.

Section 7.18 Affiliate Matters. Prior to the Closing, the Company shall terminate, or cause to be terminated, all Contracts set forth on Section 7.18 of the Company Disclosure Letter, in each case without any outstanding liabilities or obligations (financial or otherwise) to the Surviving Entity following the Closing.

Section 7.19 Debt Payoff. No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent a copy of the executed payoff letter (the “Payoff Letter”) with respect to the Existing Credit Agreement, in a customary form, which Payoff Letter shall (a) specify the aggregate outstanding principal amount (including any accrued interest and/or fees to be paid in kind), all accrued and unpaid interest, all outstanding fees and all other amounts owing (including breakage costs, prepayment or redemption penalties or premiums) that constitute the payoff amount under the Existing Credit Agreement (the “Payoff Amount”) and (b) acknowledge that upon receipt of the Payoff Amount, the Existing Credit Agreement and all related instruments evidencing Indebtedness under the Existing Credit Agreement (including any guarantees, Liens and collateral documents) shall be terminated or satisfied and discharged.

Section 7.20 Release.

(a) Effective upon and following the Closing, Parent, on its own behalf and on behalf of its respective Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges each holder of Company Interests, each of their respective Affiliates and each of their and their respective Affiliates’ respective Released Related Parties, and each of their respective successors and assigns and each of their respective Released Related Parties (collectively, the “Company Released Parties”) from all disputes, claims, losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning the Company occurring prior to the Closing Date (other than as contemplated by this Agreement), including for controlling equityholder liability or breach of any fiduciary duty relating to any pre-Closing actions or failures to act by the Company Released Parties; provided, however, that nothing in this Section 7.20 shall release any Company Released Parties from: (i) their obligations under this Agreement or the other Transaction Agreements; (ii) as applicable, any disputes, claims, losses, controversies, demands, rights, liabilities, breaches of fiduciary duty, actions and causes of action arising out of such Company Released Party’s employment by the Company; or (iii) any claim based on Actual Fraud.

(b) Effective upon and following the Closing, each holder of Company Interests, on its own behalf and on behalf of each of its Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges Parent, First Merger Sub, Second Merger Sub and the Company, each of their respective Affiliates and each of their and their respective Affiliates’ respective Released Related Parties, and each of their respective successors and assigns and each of their respective Released Related Parties (collectively, the “Parent Released Parties”) from all disputes, claims, losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning the Company occurring prior

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to the Closing Date (other than as contemplated by this Agreement, including with respect to Section 7.15); provided, however, that nothing in this Section 7.20 shall release the Parent Released Parties from their obligations: (i) under this Agreement or the other Transaction Agreements; (ii) with respect to any salary, bonuses, vacation pay or employee benefits accrued pursuant to a Benefit Plan in effect as of the date of this Agreement or any expense reimbursement pursuant to a policy of the Company in effect as of the date of this Agreement and consistent with past practice; or (iii) any claim based on Actual Fraud.

Section 7.21 PIPE Investment.

(a) Unless otherwise approved in writing by the Company, neither Parent nor its Affiliates shall permit any amendment or modification to be made to, any waiver (in whole or in part) or provide consent to (including consent to termination), of any provision or remedy under, or any replacements of, any of the Subscription Agreements in a manner materially adverse to the Company. Parent shall take, or cause to be taken, all commercially reasonable actions and do, or cause to be done, all commercially reasonable things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and using its commercially reasonable efforts to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to Parent in the Subscription Agreements and otherwise comply with its obligations thereunder, (ii) in the event that all conditions to the investor’s obligation to fund in the Subscription Agreements (other than conditions that Parent or any of its Affiliates exclusively control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate transactions contemplated by the Subscription Agreements at or prior to Closing; (iii) deliver any required notices to counterparties to the Subscription Agreements sufficiently in advance of the Closing to cause them, in the event that all conditions to the investor’s obligation to fund in the Subscription Agreements are satisfied (other than those conditions that by their nature are to be satisfied at the Closing), to fund their obligations at or prior to or concurrently with the Closing; and (iv) without limiting the Company’s rights to enforce such Subscription Agreements pursuant to Section 11.6, enforce its rights under the Subscription Agreements in the event that all conditions to the investor’s obligation to fund in the Subscription Agreements (other than conditions that Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable PIPE Investors to pay to (or as directed by) Parent the applicable portion of the PIPE Investment Amount, as applicable, set forth in the Subscription Agreements in accordance with their terms.

(b) Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice: (i) of any material amendment to any Subscription Agreement (other than as a result of any assignments or transfers contemplated therein or otherwise permitted thereby); (ii) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would be reasonably likely to give rise to any material breach or default) by any party to any Subscription Agreement known to Parent; (iii) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, material breach, material default, termination or repudiation by any party to any Subscription Agreement or any material provisions of any Subscription Agreement; and (iv) if Parent does not expect to receive all or any portion of the PIPE Investment Amount on the terms, in the manner or from the PIPE Investors as contemplated by the Subscription Agreements. Parent shall deliver all notices it is required to deliver under the Subscription Agreements on a timely basis in order to cause, in the event that all conditions to the investor’s obligation to fund in the Subscription Agreements are satisfied (other than those conditions that by their nature are to be satisfied at the Closing), the PIPE Investors to consummate the PIPE Investment concurrently with the Closing and shall take all actions required under any Subscription Agreements with respect to the timely issuance and delivery of any physical certificates evidencing the shares of Parent Class A Common Stock as and when required under any such Subscription Agreements.

(c) In the event any portion of the PIPE Investment becomes unavailable on the terms and conditions contemplated in the Subscription Agreements, Parent and the Company shall (and shall direct their respective financial advisors to) cooperate in good faith and use their respective commercially reasonable efforts to arrange and obtain as promptly as reasonably practicable following the occurrence of such event alternative financing on terms and conditions no less favorable, in the aggregate, than those contained in the Subscription Agreements (“Alternative Financing”) from alternative sources (the “Alternative Financing Source”) equal to such portion of the PIPE Investment that becomes unavailable. If and to the extent a definitive subscription agreement is entered into with respect to Alternative Financing, and subject to the terms and conditions of this Agreement, Section 7.21(a) and Section 7.21(b) shall apply to such Alternative Financing mutatis mutandis.

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Section 7.22 Employee Matters.

(a) Parent shall or shall cause the Surviving Entity to provide, during the period between the Effective Time and the one (1) year anniversary of the Effective Time (or, if shorter, the period of employment of the relevant employee) (the “Continuation Period”), the employees of the Company who remain employed immediately after the Effective Time (the “Continuing Employees”) with (i) a base salary or base wage rate no less favorable to each Continuing Employee than the base salary or base wage rate applicable thereto immediately prior to the Effective Time; (ii) an incentive cash compensation opportunity (excluding nonqualified deferred compensation, change in control bonus, transaction bonus, retention, long-term cash compensation and equity or equity-based compensation) no less favorable to each Continuing Employee than the incentive compensation opportunity (excluding nonqualified deferred compensation, change in control bonus, transaction bonus, retention, long-term cash compensation and equity or equity-based compensation) applicable thereto immediately prior to the Effective Time; and (iii) employee benefits (excluding nonqualified deferred compensation, defined benefit pension, retiree or post-termination health or welfare, and equity or equity-based benefits) substantially comparable in the aggregate to the employee benefits (excluding nonqualified deferred compensation, defined benefit pension, retiree or post-termination health or welfare, severance, and equity or equity-based benefits) provided to the Continuing Employees under the Benefit Plans in effect immediately prior to the Effective Time.

(b) Parent shall or shall cause the Surviving Entity to (i) provide the Continuing Employees with credit for purposes of eligibility to participate and vesting, and solely for the purposes of determining the level of paid time off benefits, as applicable, under any employee benefit plan, program or arrangement (other than nonqualified deferred compensation, defined benefit pension, retiree or post-termination health or welfare, and equity or equity-based plans, programs or arrangements) established or maintained by the Surviving Entity or any of its Subsidiaries in which the Continuing Employees are eligible to participate during the Continuation Period (the “New Plans”) for service accrued or deemed accrued prior to the Effective Time with the Company, including, but not limited to, New Plans that are vacation plans or arrangements, 401(k) plans and any welfare plans, to the same extent and for the same purposes as recognized under the comparable Benefit Plan in effect immediately prior to the Closing Date; provided, however, that such service shall not be credited to the extent it would result in a duplication of any benefit, coverage or compensation or the funding of any such benefit or compensation; and (ii) use commercially reasonable efforts to, with respect to the applicable plan year in which the Effective Time occurs, (A) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under each New Plan that is a group health plan for the Continuing Employees or their eligible, covered dependents to the extent that such periods, requirements or limitations did not apply or were satisfied by the Continuing Employees or their eligible, covered dependents under the comparable Benefit Plan in effect immediately prior to the Effective Time, and (B) cause any eligible expenses incurred by any Continuing Employee and his or her eligible, covered dependents, during the portion of the plan year prior to the Closing, under those Benefit Plans that are group health plans in which such Continuing Employee currently participates to be taken into account under the comparable New Plans that are group health plans in which such Continuing Employee participates subsequent to the Closing Date for purposes of satisfying any deductible, coinsurance, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her eligible, covered dependents for the applicable plan year.

(c) The provisions of this Section 7.22 and Section 7.26 are solely for the benefit of the Parties, and nothing contained in this Agreement, express or implied, shall confer upon any Continuing Employee or legal representative or beneficiary or dependent thereof, or any other Person, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, whether as a third-party beneficiary or otherwise, including any right to employment or service or continued employment or service for any specified period, any particular term or condition of employment or service, or level of compensation or benefits. Nothing contained in this Agreement, express or implied, shall constitute an establishment, termination, amendment or modification of any Benefit Plan, New Plan or any other compensation or benefit plan, policy, program, agreement or arrangement of the Company, Parent or any of their respective Affiliates or shall require the Company, Parent, the Surviving Entity and each of their respective Affiliates to continue any Benefit Plan, New Plan or other compensation or benefit plan, policy, program, agreement or arrangement, or prevent the establishment, amendment, modification or termination or benefit or compensation plan, program, policy, agreement, or arrangement at any time assumed, established, sponsored or maintained by any of them.

Section 7.23 Sponsor Agreement. Unless otherwise approved in writing by the Company, Parent shall not make any amendment or modification to, or any waiver (in whole or in part) of, any provision or remedy under, or consent to the termination or replacement of, the Sponsor Agreement.

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Section 7.24 Parent A&R Bylaws. On or effective as of the Closing Date, Parent shall cause the Parent A&R Bylaws, in substantially the form attached hereto as Exhibit D, to be adopted.

Section 7.25 Certain Transaction Agreements. At the Closing, (a) Parent shall use reasonable best efforts to cause each Parent Stockholder that mutually agreed to be party to the A&R Registration Rights Agreement to deliver to the Company a copy of such agreement duly executed by such Parent Stockholder, and (b) the Company shall use reasonable best efforts to cause each Company Stockholder that mutually agreed to be a party thereto to deliver to Parent copies of the A&R Registration Rights Agreement and Lockup Agreement duly executed by such Company Stockholder.

Section 7.26 Company Stock Plans. At or prior to the Effective Time, the Company and the Company board of directors (including any committee thereof which governs or administers the Company Stock Plans or the Company Equity Awards), as applicable, shall adopt any resolutions, obtain any consents, provide any notices and take any actions which are necessary and sufficient to cause (i) the Company Stock Plans to terminate and (ii) all Company Equity Awards that are outstanding as of the Effective Time to be assumed by Parent (subject to the approval of the Parent Stockholder Matters as contemplated in Section 7.3(a)), as provided for in Section 2.6.

Section 7.27 Repurchase. As of immediately following the Second Effective Time, Parent shall use a portion of the PIPE Investment Amount equal to the Aggregate Repurchase Price (as defined in the Repurchase Agreement) to repurchase shares of Parent Class A Common Stock issued to the Selling Company Holder in the Mergers at a purchase price of $10.00 per share, in accordance with the terms and subject to the conditions of the Repurchase Agreement (the “Repurchase”).

Section 7.28 Intellectual Property Matters. At or prior to the Effective Time, the Company shall use reasonable best efforts to deliver, or cause to be delivered to Parent all instruments of assignment and transfer as may be reasonably requested by Parent to vest in the Surviving Entity all of the Company’s right, title, and interest in and to the Owned Intellectual Property free and clear of all Liens (other than Permitted Liens), including duly executed assignments to the Surviving Entity of all Owned Intellectual Property in a form suitable for recording in the U.S. Patent and Trademark Office or equivalent offices in foreign jurisdictions.

Section 7.29 PCAOB Audited Financials. The Company shall deliver true and complete copies of the audited balance sheets as of December 31, 2019 and 2018 and statements of operations, statements of changes in stockholders’ deficit and statements of cash flows of the Company for the years ended December 31, 2019 and 2018 together with the auditor’s reports thereon, each audited in accordance with the auditing standards of the Public Company Accounting Oversight Board (collectively, the “PCAOB Audited Financials”) not later than 30 days from the date hereof.

ARTICLE VIII.
CONDITIONS TO THE TRANSACTION

Section 8.1 Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) The Stockholder Written Consent, constituting the Requisite Company Stockholder Approval, shall have been delivered to Parent, and shall remain in full force and effect.

(b) At the Parent Special Meeting (including any adjournments thereof permitted by Section 7.5(a)), the Requisite Parent Stockholder Approval shall have been obtained.

(c) Parent shall have at least $5,000,001 of net tangible assets following the exercise by the holders of Parent Class A Common Stock issued in Parent’s initial public offering of securities and outstanding immediately before the Closing of their right to convert their Parent Class A Common Stock held by them into a pro rata share of the Trust Account in accordance with Parent’s Charter Documents.

(d) All applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated.

(e) No provision of any applicable Law prohibiting, enjoining or making illegal the consummation of the Transactions shall be in effect and no temporary, preliminary or permanent Order enjoining or making illegal the consummation of the Transactions will be in effect or will be threatened in writing by a Governmental Entity.

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(f) The shares of Parent Class A Common Stock to be issued in connection with the Closing shall have been approved for listing on the Nasdaq, subject only to the requirement to have a sufficient number of round lot holders and official notice of issuance.

(g) The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC.

Section 8.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate and effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) The Fundamental Representations of Parent shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation contain herein) on and as of the date hereof and the Closing Date as though made on and as of the date hereof and the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and all other representations and warranties of Parent set forth in ARTICLE V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation contained herein) on and as of date hereof and the Closing Date as though made on and as of date hereof and the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of Parent to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Parent Material Adverse Effect.

(b) Parent, First Merger Sub and Second Merger Sub shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, in each case in all material respects.

(c) Parent shall have delivered to the Company a certificate, signed by an executive officer of Parent and dated as of the Closing Date, certifying as to the matters set forth in Section 8.2(a) and Section 8.2(b).

(d) The persons listed on Section 8.2(d) of the Company Disclosure Letter shall have resigned from all of their positions and offices with Parent.

(e) Parent shall have delivered or shall stand ready to deliver all of the certificates, instruments, Contracts and other documents specified to be delivered by it hereunder, including copies of the documents to be delivered by Parent pursuant to Section 1.3(a), duly executed by Parent, First Merger Sub and Second Merger Sub, as applicable, and there shall been no amendment, modification or termination of the Sponsor Agreement except as permitted pursuant to Section 7.23.

(f) Parent shall have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant to Section 7.14, available to Parent for payment of the Company Transaction Costs and the Parent Transaction Costs at the Closing.

(g) The amount of Parent Cash at the Closing, minus the aggregate amount of cash proceeds that will be required to satisfy the Parent Stockholder Redemptions, shall equal or exceed the Parent Minimum Cash.

Section 8.3 Additional Conditions to the Obligations of Parent, First Merger Sub and Second Merger Sub. The obligations of Parent, First Merger Sub and Second Merger Sub to consummate and effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) The Fundamental Representations of the Company shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contain herein) on and as of the date hereof and the Closing Date as though made on and as of the date hereof and the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and all other representations and warranties of the Company set forth in ARTICLE IV hereof shall be true and correct

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(without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) on and as of the date hereof and the Closing Date as though made on and as of the date hereof and the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Company Material Adverse Effect.

(b) The Company shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, in each case in all material respects.

(c) Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(d) The Company shall have delivered to Parent a certificate, signed by an executive officer of the Company and dated as of the Closing Date, certifying as to the matters set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c).

(e) The persons listed on Section 8.3(e) of the Parent Disclosure Letter shall have resigned from all of their positions and offices with the Company.

(f) The Company shall have delivered, or caused to be delivered, or shall stand ready to deliver all of the certificates, instruments, Contracts and other documents specified to be delivered by it hereunder, including copies of the documents to be delivered pursuant to Section 1.3(b), duly executed.

ARTICLE IX.
TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Parent and the Company at any time;

(b) by either Parent or the Company if the Transactions shall not have been consummated by April 7, 2021 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Parent or the Company if a Governmental Entity shall have issued an Order having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Mergers, which Order or other action is final and nonappealable;

(d) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Parent, First Merger Sub or Second Merger Sub, or if any representation or warranty of Parent, First Merger Sub or Second Merger Sub shall have become untrue, in either case such that the conditions set forth in ARTICLE VIII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by Parent, First Merger Sub or Second Merger Sub is curable by Parent, First Merger Sub or Second Merger Sub prior to the Closing, then the Company must first provide written notice of such breach and may not terminate this Agreement under this Section 9.1(d) until the earlier of: (i) thirty (30) days after delivery of written notice from the Company to Parent of such breach; and (ii) the Outside Date; provided, further, that each of Parent, First Merger Sub and Second Merger Sub continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(d) if: (A) the Company shall have materially breached this Agreement and such breach has not been cured; or (B) such breach by Parent, First Merger Sub or Second Merger Sub is cured during such 30-day period);

(e) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in ARTICLE VIII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by the Company is curable by the Company prior to the Closing, then Parent must first provide written notice of such breach and may not terminate this Agreement under this Section 9.1(e) until the earlier of: (i) thirty (30) days after delivery of written notice from Parent to the Company of such breach; and (ii) the Outside Date; provided, further, that the Company

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continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.1(e) if: (A) Parent shall have materially breached this Agreement and such breach has not been cured; or (B) such breach by the Company is cured during such 30-day period);

(f) by either Parent or the Company, if, at the Parent Special Meeting (including any adjournments thereof), the Requisite Parent Stockholder Approval shall not have been obtained;

(g) by Parent at any time prior to obtaining the Requisite Company Stockholder Approval if the board of directors of the Company shall have made a Company Change in Recommendation;

(h) by the Company at any time prior to obtaining the Requisite Parent Stockholder Approval if the board of directors of Parent shall have made a Parent Change in Recommendation;

(i) by Parent, in the event of a Written Consent Failure; or

(j) by the Company, if (i) the condition set forth in Section 8.2(g) becomes incapable of being satisfied at the Closing and (ii) a period of ten (10) Business Days has elapsed since such condition becomes incapable of being satisfied and, at the end of such period, such condition remains incapable of being satisfied at the Closing (after giving effect to any Alternative Financing).

Section 9.2 Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 9.1 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b) In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, and there shall be no liability hereunder on the part of any Party, except for and subject to the following: (i) Section 7.8(a) (Confidentiality), Section 7.11 (No Claim Against Trust Account), this Section 9.2, ARTICLE XI (General Provisions) and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any intentional breach of this Agreement or Actual Fraud.

ARTICLE X.
NO SURVIVAL

Section 10.1 No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.1 nor anything else in this Agreement to the contrary shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) any claim against any Person with respect to Actual Fraud.

ARTICLE XI.
GENERAL PROVISIONS

Section 11.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) upon transmission, if sent by email (provided no “bounceback” or notice of non-delivery is received); or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to Parent, First Merger Sub or Second Merger Sub, to:

Stable Road Acquisition Corp.

1345 Abbott Kinney Boulevard

Venice, CA 90291

Attention:         Brian Kabot

Juan Quiroga

E-mail:              brian@stableroadcapital.com

juan@nalainvestments.com

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with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

Attention:         Douglas C. Gessner, P.C.

Bradley C. Reed, P.C.

Kevin M. Frank

E-mail:              douglas.gessner@kirkland.com

bradley.reed@kirkland.com

kevin.frank@kirkland.com

if to the Company, prior to the Closing, to:

Momentus Inc.

3050 Kenneth St.

Santa Clara, CA 95054

Attention: Alexander Fishkin

E-mail: alex@momentus.space

with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP

631 Wilshire Blvd, Suite 2-C

Santa Monica, CA 90401

Attention:         Daniel S. Kim

Hari Raman

Albert W. Vanderlaan

E-mail:              dan.kim@orrick.com

hraman@orrick.com

avanderlaan@orrick.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 11.2 Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean, unless the context otherwise requires, that a copy of the subject documents or other materials has been provided to the party to which such information or material is to be provided or furnished no later than 9:00 a.m. ET at least two Business Days prior to the date of this Agreement via upload to the “Project Marvel — Legal Review” or “Project Marvel — Stable Road” virtual “data room” hosted by Intralinks, Inc. set up by the Company in connection with this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding

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Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean United States dollars.

Section 11.3 Counterparts; Electronic Delivery. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. The Parties agree that the delivery of this Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, may be effected by means of an exchange and release of electronically transmitted signatures (including by electronic mail in.pdf format). Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

Section 11.4 Entire Agreement; Third Party Beneficiaries. This Agreement and the other Transaction Agreements: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights, at and after the Effective Time, of Persons pursuant to the provisions of Section 7.15 (Directors’ and Officers’ Liability Insurance) and Section 11.14 (No Recourse) (which will be for the benefit of the Persons set forth therein), are not intended to confer upon any other Person other than the Parties any rights or remedies.

Section 11.5 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Law: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 11.6 Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds. Parent acknowledges and agrees that the Company shall be entitled to bring an action for specific enforcement to cause Parent to seek to enforce the provisions of the Subscription Agreements to the fullest extent permissible pursuant to such Subscription Agreements as if it were a party thereto.

Section 11.7 Governing Law. This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

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Section 11.8 Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware; provided, that if the Court of Chancery of Delaware declines jurisdiction or if subject matter jurisdiction over the matter that is the subject of the Legal Proceeding is vested exclusively in the U.S. federal courts, such Legal Proceeding shall be heard in, and each of the Parties irrevocably consents to the exclusive jurisdiction and venue of, the U.S. District Court for the District of Delaware; provided, further, that if the U.S. District Court for the District of Delaware declines jurisdiction or if subject matter jurisdiction over the matter that is the subject of the Legal Proceeding is vested exclusively in the Delaware state courts, such Legal Proceeding shall be heard in, and each of the Parties irrevocably consents to the exclusive jurisdiction and venue of, the Delaware state courts located in Wilmington, Delaware (together with the U.S. District Court for the District of Delaware and the Court of Chancery of the State of Delaware, the “Chosen Courts”) in connection with any matter based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions. Each Party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that: (i) such Person is not personally subject to the jurisdiction of the Chosen Courts for any reason; (ii) such Legal Proceeding may not be brought or is not maintainable in the Chosen Courts; (iii) such Person’s property is exempt or immune from execution; (iv) such Legal Proceeding is brought in an inconvenient forum; or (v) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before the Chosen Courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than the Chosen Courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by laws of the State of Delaware, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.1, and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 11.8, any Party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts.

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 11.9 Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 11.10 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions; provided, that if the Closing shall occur, Parent shall (a) pay or cause to be paid, in accordance with Section 1.4(g), the Company Transaction Costs to the extent not paid by the Company prior to the Closing and (b) pay or cause to be paid, in accordance with Section 1.4(b), any Parent Transaction Costs. For the avoidance of doubt, any payments to be made (or to cause to be made) by Parent pursuant to this Section 11.10 shall be paid only upon consummation of the Mergers and release of proceeds from the Trust Account.

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Section 11.11 Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 11.12 Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

Section 11.13 Extension; Waiver. At any time prior to the Closing, Parent (on behalf of itself, First Merger Sub and Second Merger Sub), on the one hand, and the Company (on behalf of itself and the holders of Company Interests) may, to the extent not prohibited by applicable Law: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

Section 11.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Released Related Party of a Party shall have any liability for any liabilities or obligations of the Parties for any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Released Related Party of a Party and no personal liability shall attach to any Released Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Law or otherwise. The provisions of this Section 11.14 are intended to be for the benefit of, and enforceable by the Released Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 11.14. This Section 11.14 shall be binding on all successors and assigns of Parties.

Section 11.15 Legal Representation. Parent hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates (including after the Closing, the Company), and each of their respective successors and assigns (all such parties, the “Waiving Parties”), that Orrick, Herrington & Sutcliffe LLP (or any successor) may represent the holders of Company Interests or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company) (collectively, the “Waiving Party Group”), in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, any Transaction Agreement or the Transactions, notwithstanding its representation (or any continued representation) of the Company or other Waiving Parties, and each of Parent and the Company on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Parent and the Company acknowledge that the foregoing provision applies whether or not Orrick, Herrington & Sutcliffe LLP provides legal services to the Company after the Closing Date. Each of Parent and the Company, for itself and the Waiving Parties, hereby further irrevocably acknowledges and agrees that all communications, written or oral, between the Company or any member of the Waiving Party Group and its counsel, including Orrick, Herrington & Sutcliffe LLP, made prior to the Closing in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Company notwithstanding the Mergers, and instead survive, remain with and are controlled by the Waiving Party Group (the “Privileged Communications”), without any waiver thereof. Parent and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge of the officers and employees of the Company), in any Legal Proceeding against or involving any of the Parties after the Closing, and Parent and the Company agree not to assert that any privilege has been waived as to the Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge of the officers and employees of the Company).

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Section 11.16 Disclosure Letters and Exhibits. The Company Disclosure Letter and Parent Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular provision set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letter or Parent Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another provision in this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter and Parent Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter or Parent Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in Company Disclosure Letter or the Parent Disclosure Letter is or is not material for purposes of this Agreement. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to constitute an acknowledgment by the Company or Parent, as applicable, that the matter is required to be disclosed by the terms of this Agreement, nor shall such disclosure in and of itself be deemed (a) an admission of any breach or violation of any Contract or Law, (b) an admission of any liability or obligation to any third party, or (c) to establish a standard of materiality.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

STABLE ROAD ACQUISITION CORP.
By:	/s/ Brian Kabot
Name: Brian Kabot
Title: Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

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PROJECT MARVEL FIRST MERGER SUB, INC.
By:	/s/ Brian Kabot
Name: Brian Kabot
Title: President & Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

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PROJECT MARVEL SECOND MERGER SUB, LLC
By:	/s/ Brian Kabot
Name: Brian Kabot
Title: President & Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

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MOMENTUS INC.
By:	/s/ Mikhail Kokorich
Name: Mikhail Kokorich
Title: Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

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Schedule A

DEFINED TERMS

Section 1.1. Defined Terms. Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:

“A&R Registration Rights Agreement”	Recitals
“Actual Fraud”	Schedule A, Section 1.2
“Affiliate”	Schedule A, Section 1.2
“Aggregate Stock Consideration”	Schedule A, Section 1.2
“Agreement”	Preamble
“Alternative Financing”	Section 7.21(c)
“Alternative Financing Source”	Section 7.21(c)
“Antitrust Laws”	Schedule A, Section 1.2
“Assumed Warrant”	Section 2.6(b)
“Audited Financial Statements”	Section 4.7(a)
“Base Value”	Schedule A, Section 1.2
“Benefit Plans”	Section 4.11(a)
“Business Combination”	Schedule A, Section 1.2
“Business Day”	Schedule A, Section 1.2
“Business IP”	Section 4.17(b)
“CARES Act”	Schedule A, Section 1.2
“Cash and Cash Equivalents”	Schedule A, Section 1.2
“CEO Incentive Plan”	Section 7.3(a)
“Certificate”	Section 2.6(a)
“Certificates of Merger”	Section 1.4(d)
“Change of Control”	Schedule A, Section 1.2
“Charter Documents”	Section 4.1
“Chosen Courts”	Section 11.8(a)
“Claims or Assertions”	Section 4.17(d)
“Closing”	Section 1.1
“Closing Date”	Section 1.1
“Closing Form 8-K”	Section 7.7(c)
“Closing Indebtedness Amount”	Schedule A, Section 1.2
“Closing Press Release”	Section 7.7(c)
“Code”	Schedule A, Section 1.2
“Commerce”	Schedule A, Section 1.2 (Definition of “Specified Business Conduct Laws”)
“Common Share Price”	Schedule A, Section 1.2
“Communications Plan”	Section 7.8(b)
“Company”	Preamble
“Company Acquisition Proposal”	Schedule A, Section 1.2
“Company Acquisition Transaction”	Schedule A, Section 1.2
“Company Benefit Plans”	Section 4.11(a)
“Company Cash”	Schedule A, Section 1.2
“Company Change in Recommendation”	Section 7.4(b)
“Company Closing Statement”	Section 1.2(b)
“Company Class A Common Stock”	Schedule A, Section 1.2
“Company Class B Common Stock”	Schedule A, Section 1.2
“Company Common Stock”	Schedule A, Section 1.2
“Company Disclosure Letter”	ARTICLE IV, Preamble

Annex A-66

“Company Equity Awards”	Schedule A, Section 1.2
“Company Interests”	Schedule A, Section 1.2
“Company FF Preferred Stock”	Schedule A, Section 1.2
“Company IT Systems”	Schedule A, Section 1.2
“Company Material Adverse Effect”	Schedule A, Section 1.2
“Company Material Contract”	Section 4.19(a)
“Company Non-Plan Option”	Schedule A, Section 1.2
“Company Option”	Schedule A, Section 1.2
“Company Preferred Stock”	Schedule A, Section 1.2
“Company Privacy Notices”	Section 4.18(a)
“Company Real Property Leases”	Section 4.13(b)
“Company Recommendation”	Section 4.4(b)
“Company Released Parties”	Section 7.20(a)
“Company Restricted Stock”	Schedule A, Section 1.2
“Company SAFE”	Schedule A, Section 1.2
“Company Series A Preferred Stock”	Schedule A, Section 1.2
“Company Series A-1 Preferred Stock”	Schedule A, Section 1.2
“Company Series Seed Preferred Stock”	Schedule A, Section 1.2
“Company Series Seed-1 Preferred Stock”	Schedule A, Section 1.2
“Company Series Seed-2 Preferred Stock”	Schedule A, Section 1.2
“Company Stock”	Schedule A, Section 1.2
“Company Stock Adjusted Fully Diluted Shares”	Schedule A, Section 1.2
“Company Stockholder”	Schedule A, Section 1.2
“Company Stock Plans”	Schedule A, Section 1.2
“Company Transaction Costs”	Schedule A, Section 1.2
“Company Warrants”	Schedule A, Section 1.2
“Confidentiality Agreement”	Schedule A, Section 1.2
“Consent Solicitation Statement”	Section 7.3(a)
“Continuation Period”	Section 7.22(a)
“Continuing Employees”	Section 7.22(a)
“Contract”	Schedule A, Section 1.2
“Copyrights”	Schedule A, Section 1.2 (Definition of “Intellectual Property”)
“Data Security Requirements”	Section 4.18(a)
“D&O Indemnified Party”	Section 7.15(a)
“D&O Tail”	Section 7.15(b)
“DGCL”	Recitals
“Dissenting Shares”	Section 2.10(a)
“DLLCA”	Recitals
“Earnout Period”	Schedule A, Section 1.2
“Effective Time”	Section 2.1
“Employee Incentive Plan”	Section 7.3(a)
“Employee Incentive Plan Share Reserve”	Section 7.3(a)
“Employee Stock Purchase Plan”	Section 7.3(a)
“Employee Stock Purchase Plan Share Reserve”	Section 7.3(a)
“Environmental Law”	Schedule A, Section 1.2
“ERISA”	Schedule A, Section 1.2
“ERISA Affiliate”	Schedule A, Section 1.2
“Exchange Act”	Schedule A, Section 1.2
“Exchange Agent”	Section 2.8(b)

Annex A-67

“Exchange Fund”	Section 2.8(c)
“Excluded Shares”	Section 2.6(i)
“Existing Credit Agreement”	Schedule A, Section 1.2
“Families First Act”	Schedule A, Section 1.2
“Financial Derivative/Hedging Arrangement”	Schedule A, Section 1.2
“Financial Statements”	Section 4.7(a)
“First Certificate of Merger”	Section 1.4(c)
“First Merger”	Recitals
“First Merger Sub”	Preamble
“First Merger Sub Common Stock”	Section 5.3(b)
“Fundamental Representations”	Schedule A, Section 1.2
“GAAP”	Schedule A, Section 1.2
“Government Contract”	Schedule A, Section 1.2
“Governmental Entity”	Schedule A, Section 1.2
“Hazardous Material”	Schedule A, Section 1.2
“HSR Act”	Schedule A, Section 1.2
“Indebtedness”	Schedule A, Section 1.2
“Insider”	Section 4.21
“Insurance Policies”	Section 4.20
“Intellectual Property”	Schedule A, Section 1.2
“Intended Tax Treatment”	Section 2.12
“Interim Financial Statements”	Section 4.7(a)
“IP License”	Schedule A, Section 1.2
“Knowledge”	Schedule A, Section 1.2
“Law”	Schedule A, Section 1.2
“Leased Real Property”	Section 4.13(b)
“Legal Proceeding”	Schedule A, Section 1.2
“Letter of Transmittal”	Section 2.8(d)
“Licensed Intellectual Property”	Schedule A, Section 1.2
“Lien”	Schedule A, Section 1.2
“Lockup Agreement”	Recitals
“Material Customers”	Section 4.24(a)
“Material Permits”	Section 4.6(b)
“Material Suppliers”	Section 4.24(b)
“Merger Materials”	Section 7.3(b)
“Mergers”	Recitals
“Nasdaq”	Section 5.12
“New Plan”	Section 7.22(b)
“OFAC”	Schedule A, Section 1.2
“Open Source Software”	Schedule A, Section 1.2
“Order”	Schedule A, Section 1.2
“Outside Date”	Section 9.1(b)
“Owned Intellectual Property”	Schedule A, Section 1.2
“Parent”	Preamble
“Parent A&R Charter”	Recitals
“Parent A&R Charter”	Recitals
“Parent Acquisition Proposal”	Schedule A, Section 1.2
“Parent Acquisition Transaction”	Schedule A, Section 1.2
“Parent Cash”	Schedule A, Section 1.2
“Parent Change in Recommendation”	Section 7.5(b)
“Parent Class A Common Stock”	Section 5.3(a)

Annex A-68

“Parent Class B Common Stock”	Section 5.3(a)
“Parent Closing Statement”	Section 1.2(a)
“Parent Disclosure Letter”	ARTICLE V
“Parent Material Adverse Effect”	Schedule A, Section 1.2
“Parent Material Contracts”	Section 5.11
“Parent Minimum Cash”	Schedule A, Section 1.2
“Parent Preferred Stock”	Section 5.3(a)
“Parent Proxy Statement”	Section 7.3(a)
“Parent Recommendation”	Recitals
“Parent Released Parties”	Section 7.20(b)
“Parent SEC Reports”	Section 5.7(a)
“Parent Shares”	Section 5.3(a)
“Parent Special Meeting”	Section 7.5
“Parent Stockholder Matters”	Section 7.3(a)
“Parent Stockholder Redemptions”	Section 7.3(a)
“Parent Transaction Costs”	Schedule A, Section 1.2
“Parent Units”	Schedule A, Section 1.2
“Parent Warrants”	Section 5.3(a)
“Parties”	Preamble
“Patents”	Schedule A, Section 1.2 (Definition of “Intellectual Property”)
“Payoff Amount”	Section 7.19
“Payoff Letter”	Section 7.19
“Payroll Tax Executive Order”	Schedule A, Section 1.2
“PEO Benefit Plans”	Section 4.11(a)
“Permit”	Schedule A, Section 1.2
“Permitted Lien”	Schedule A, Section 1.2
“Person”	Schedule A, Section 1.2
“Personal Information”	Schedule A, Section 1.2
“Per Share Company Stock Consideration”	Schedule A, Section 1.2
“PIPE Investment”	Recitals
“PIPE Investment Amount”	Section 5.13
“PIPE Investors”	Recitals
“Privacy Laws”	Schedule A, Section 1.2
“Private Placement Units”	Schedule A, Section 1.2
“Private Placement Warrants”	Section 5.3(a)
“Privileged Communications”	Section 11.15
“Public Warrants”	Section 5.3(a)
“Registration Statement”	Section 7.3(a)
“Released Claims”	Section 7.11
“Released Related Parties”	Schedule A, Section 1.2
“Remaining Trust Amount”	Schedule A, Section 1.2 (Definition of “Sponsor Contingent Closing Shares”)
“Remedies Exception”	Section 4.4(a)
“Representatives”	Schedule A, Section 1.2
“Repurchase”	Section 7.27
“Repurchase Agreement”	Schedule A, Section 1.2
“Requisite Company Stockholder Approval”	Section 7.3(a)
“Requisite Parent Stockholder Approval”	Section 7.3(a)
“Restricted Cash”	Schedule A, Section 1.2
Annex A-69

“Restrictive Covenant Agreement”	Recitals
“Retention Award Summary”	Section 4.11(b)
“Rollover Option”	Section 2.6(c)
“Rollover Restricted Stock”	Section 2.6(e)
“R&D Sponsor”	Schedule A, Section 1.2
“Scheduled Intellectual Property”	Section 4.17(a)
“SEC”	Schedule A, Section 1.2
“Second Certificate of Merger”	Section 1.4(d)
“Second Effective Time”	Section 2.1
“Second Merger”	Recitals
“Second Merger Sub”	Preamble
“Securities Act”	Schedule A, Section 1.2
“Selling Company Holder”	Schedule A, Section 1.2
“Software”	Schedule A, Section 1.2
“Specified Business Conduct Laws”	Schedule A, Section 1.2
“Sponsor”	Schedule A, Section 1.2
“Sponsor Agreement”	Recitals
“Sponsor Contingent Closing Shares”	Schedule A, Section 1.2
“Sponsor Earnout Shares”	Section 3.1
“State”	Schedule A, Section 1.2 (Definition of “Specified Business Conduct Laws”)
“Stockholder Written Consent”	Section 7.4
“Subscription Agreements”	Section 5.13
“Subsidiary”	Schedule A, Section 1.2
“Support Agreement”	Recitals
“Surrender Documentation”	Section 2.8(d)
“Surviving Corporation”	Recitals
“Surviving Entity”	Recitals
“Tax Return”	Schedule A, Section 1.2
“Tax/Taxes”	Schedule A, Section 1.2
“Trademarks”	Schedule A, Section 1.2 (Definition of “Intellectual Property”)
“Trade Secrets”	Schedule A, Section 1.2 (Definition of “Intellectual Property”)
“Transaction Agreements”	Schedule A, Section 1.2
“Transactions”	Schedule A, Section 1.2
“Treasury Regulations”	Schedule A, Section 1.2
“Triggering Event I”	Schedule A, Section 1.2
“Triggering Event II”	Schedule A, Section 1.2
“Triggering Event III”	Schedule A, Section 1.2
“Triggering Events”	Schedule A, Section 1.2
“Trust Account”	Section 5.14(a)
“Trust Agreement”	Section 5.14(a)
“Trust Termination Letter”	Section 7.9
“Trustee”	Section 5.14(a)
“Voting Stock”	Schedule A, Section 1.2 (Definition of “Change of Control”)
“Waiving Parties”	Section 11.15
“Waiving Party Group”	Section 11.15
“WARN”	Section 4.12(e)
“Written Consent Failure”	Section 7.4
“Written Consent Party”	Recitals

Annex A-70

Section 1.2. Additional Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Actual Fraud” shall mean with respect to a Party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to ARTICLE IV or ARTICLE V (as applicable), provided, that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.2 of the Company Disclosure Letter (in the case of the Company) or Section 1.2 of the Parent Disclosure Letter (in the case of Parent) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to, in the case of the Company, ARTICLE IV as qualified by the Company Disclosure Letter, or, in the case of Parent, ARTICLE V as qualified by the Parent Disclosure Letter, were actually breached when made.

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, in no event shall any investment fund or portfolio company controlling or under common control with any Written Consent Party or the Sponsor be considered an Affiliate of the Company or Parent.

“Aggregate Exercise Price” shall mean the sum of the aggregate cash exercise prices of all Company Warrants, Company Options and Company Non-Plan Options outstanding, unexercised and in the money as of immediately prior to the Effective Time.

“Aggregate Stock Consideration” shall mean a number of shares of Parent Class A Common Stock (deemed to have a value of $10.00 per share), equal to the quotient obtained by dividing (a) (i) the Base Value, minus (ii) the Closing Indebtedness Amount, plus (iii) the amount of the Company Cash as of the Closing, plus (iv) the Aggregate Exercise Price by (b) $10.00.

“Antitrust Laws” shall mean the HSR Act and any federal, state or foreign Law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition, including merger control procedures.

“Base Value” shall mean an amount equal to $1,131,000,000.

“Business Combination” has the meaning ascribed to such term is defined in Article II of Parent’s Amended and Restated Certificate of Incorporation dated November 7, 2019.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (as may be amended or modified), together with all rules and regulations and guidance issued by any Governmental Entity with respect thereto.

“Cash and Cash Equivalents” shall mean the cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts; provided that (a) Cash and Cash Equivalents shall be determined in accordance with GAAP; and (b) the amount of Cash and Cash Equivalents as of any given time shall be decreased by any Restricted Cash and any checks, drafts and wires issued as of such time that have not yet cleared.

“CCC” shall mean the California Corporations Code, as amended.

“Change of Control” means (a) the sale, conveyance or disposition in one or a series of transactions of all or substantially all of the assets of Parent and its significant Subsidiaries (taken together as a whole) to a third party, or any transaction that is subject to Rule 13e-3 of the Exchange Act, as amended, (b) the acquisition by any Person or “group” (as defined in the Exchange Act) directly or indirectly, of beneficial ownership of securities representing at least 50% or more of the voting power of the securities issued by Parent having the power to vote (measured by voting power rather than number of shares) in the election of directors of Parent (“Voting Stock”), or (c) the consolidation,

Annex A-71

merger or other business combination of Parent with or into any other Person or Persons, however effected, resulting in any Person or “group” (as defined in the Exchange Act) acquiring at least 50% of the combined voting power of the then outstanding securities of Parent or the surviving Person outstanding immediately after such combination; provided, however, that for the avoidance of doubt a Change of Control will not be deemed to have occurred in the case of clause (c) above in the case of (i) a consolidation, merger or other business combination in which holders of the Voting Stock immediately prior to such transaction continue after such transaction to hold, directly or indirectly, the same relative percentage of the securities issued by such surviving entity or entities having the power to vote the power to vote, or (ii) a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of Parent.

“Closing Indebtedness Amount” shall mean the aggregate outstanding principal amounts (including any accrued interest and/or fees to be paid in kind), all accrued and unpaid interest, all outstanding fees and all other amounts owing that constitute the payoff amounts (including any prepayment fees or penalties, if applicable) with respect to the Company’s Indebtedness solely with respect to borrowed money as of the Closing.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Share Price” shall mean the maximum volume-weighted average price of one share of Parent Class A Common Stock as reported on Nasdaq (or the exchange on which the shares of Parent Class A Common Stock are then listed) and displayed under the heading “Bloomberg VWAP” on the Bloomberg page for the “<equity> AQR” page corresponding to the “ticker” for the Parent Class A Common Stock (or its equivalent successor if Bloomberg ceases to publish such price, or such page is not available) achieved for a period of at least twenty (20) days out of thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Parent Class A Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Parent Class A Common Stock) and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

“Company Acquisition Proposal” shall mean any inquiry, indication of interest, proposal or offer (other than an offer, indication of interest or proposal made or submitted by or on behalf of Parent or any of its Affiliates) contemplating or otherwise relating to any Company Acquisition Transaction.

“Company Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Transactions) involving, directly or indirectly:

(a) any merger, consolidation, amalgamation, share exchange, business combination, joint venture, reorganization or other similar transaction involving the Company;

(b) any transaction (i) in which any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 25% or more of the outstanding voting power of the Company; or (ii) in which the Company issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing 25% or more of the outstanding voting power of the Company (after giving effect to such transaction);

(c) any sale, exchange, transfer, acquisition or disposition of 25% or more of the assets of the Company or of any business or businesses that constitute or account for 25% or more of the revenues or income of the Company;

(d) any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquiring beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for such securities) representing 25% or more of the outstanding voting power of the Company; or

(e) any combination of the foregoing types of transaction if the sum of the percentage of the voting power of the Company or of the revenues, income or assets of the Company involved is 25% or more.

“Company Cash” shall mean, as of the date or time of determination, an amount equal to all Cash and Cash Equivalents of the Company.

Annex A-72

“Company Class A Common Stock” shall mean the shares of Class A Common Stock, par value $0.000001 per share, of the Company.

“Company Class B Common Stock” shall mean the shares of Class B Common Stock, par value $0.000001 per share, of the Company.

“Company Common Stock” shall mean shares of the Company Class A Common Stock and the Company Class B Common Stock.

“Company Equity Awards” means each Company Option, each Company Non-Plan Option, each award of Company Restricted Stock and each other compensatory award to any current or former director, officer, employee or other service provider of the Company of rights of any kind to receive any Company Stock under the Company Stock Plans or otherwise.

“Company FF Preferred Stock” shall mean the shares of FF Preferred Stock, par value $0.000001 per share, of the Company.

“Company Interests” shall mean the Company Stock (including Company Restricted Stock), Company Options, Company Non-Plan Options, Company Warrants and Company SAFEs.

“Company IT Systems” shall mean any and all information technology and computer systems, Software, firmware, hardware, networks and infrastructure, servers, interfaces, platforms, related systems, databases, and data communication equipment and lines, websites, facilities, and equipment owned or licensed by, or otherwise used by or for, or relied on by, the Company to process, store, transmit, maintain, backup or operate data, information and functions, whether or not in electronic format.

“Company Material Adverse Effect” shall mean any change, event, development, circumstance, or occurrence, that, individually or when aggregated with other changes, events, developments, circumstances or occurrences: (a) has had a materially adverse effect on the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of the Company; or (b) is reasonably likely to prevent or materially delay the ability of the Company to consummate the Transactions; provided, however, that no change, event, occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Company Material Adverse Effect has occurred pursuant to the foregoing clause (a): (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics (including COVID-19) or other natural or man-made disasters; (iii) the taking of any action required by this Agreement or changes attributable to the public announcement or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Entities); (iv) changes or proposed changes in applicable Law, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; (vi) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which the Company operates including changes in interest rates; (viii) any failure to meet any projections, forecasts, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that any change, event, development, circumstance or occurrence underlying such failure has resulted in a Company Material Adverse Effect; (ix) any launch failure, crash, fatality, launch or flight delay, launch or flight cancellation; and (x) any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement; provided, however, that if a change or effect related to clauses (i), (ii) and (iv) through (vii) disproportionately adversely affects the Company, compared to other Persons operating in the same industry and geographies as the Company, then such disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has occurred.

“Company Non-Plan Option” shall mean a compensatory option to purchase any Company Stock granted outside of the terms and conditions of the Company Stock Plans.

“Company Option” shall mean an option to purchase any Company Stock pursuant to the Company Stock Plans.

Annex A-73

“Company Preferred Stock” shall mean the shares of Company Series Seed Preferred Stock, Company Series Seed-1 Preferred Stock, Company Series Seed-2 Preferred Stock, Company Series A Preferred Stock and Company Series A-1 Preferred Stock.

“Company Restricted Stock” shall mean the restricted shares of Company Common Stock granted pursuant to the Company Stock Plans or otherwise, which includes any shares of Company Common Stock issued pursuant to early-exercised Company Options and any shares of Company Common Stock for which restrictions were subsequently imposed following their issuance that in each case, are subject to vesting based on the passage of time and/or the achievement of performance goals.

“Company SAFE” shall mean, in each case, an instrument containing a future right to shares of Company Stock.

“Company Series A Preferred Stock” shall mean the Series A Preferred Stock, par value $0.000001 per share, of the Company.

“Company Series A-1 Preferred Stock” shall mean the Series A-1 Preferred Stock, par value $0.000001 per share, of the Company.

“Company Series Seed Preferred Stock” shall mean the Series Seed Preferred Stock, par value $0.000001 per share, of the Company.

“Company Series Seed-1 Preferred Stock” shall mean the Series Seed-1 Preferred Stock, par value $0.000001 per share, of the Company.

“Company Series Seed-2 Preferred Stock” shall mean the Series Seed-2 Preferred Stock, par value $0.000001 per share, of the Company.

“Company Stock” shall mean the Company Common Stock, the Company Preferred Stock and the Company FF Preferred Stock and any vested Company Restricted Stock.

“Company Stock Adjusted Fully Diluted Shares” shall mean the sum of (without duplication) (a) the aggregate number of shares of Company Stock outstanding as of immediately prior to the Effective Time (including all shares of Company Restricted Stock, whether vested or unvested), (b) the aggregate number of shares of Company Stock issuable upon exercise of all (i) Company Options, (ii) Company Non-Plan Options and (iii) Company Warrants, in each case, whether vested or unvested and outstanding as of immediately prior to the Effective Time and (c) the aggregate number of shares of Company Stock into which the Company SAFEs are deemed to convert for purposes of receiving the Per Share Company Stock Consideration in accordance with the terms of the Company SAFEs in connection with the Transactions.

“Company Stockholder” shall mean a holder of a share of Company Stock issued and outstanding immediately prior to the Effective Time.

“Company Stock Plans” shall mean (i) the 2018 Stock Plan of the Company that was adopted in May 2018 and terminated in November 2018 and (ii) the 2018 Stock Plan that was adopted in November 2018.

“Company Transaction Costs” shall mean all fees, costs and expenses of the Company, in each case, incurred prior to and on the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, that remain unpaid immediately prior to the Closing, including: (a) all transaction, deal, brokerage, financial or legal advisory or any similar fees, commissions or expenses payable in connection with or anticipation of the consummation of the Transactions to financial advisors, investment banks, data room administrators, attorneys, accountants and other similar advisors and service providers; (b) 50% of the costs, fees and expenses related to the D&O Tail; (c) all severance, change of control payments, stay bonuses, retention bonuses, and any other transaction-related bonuses and all other compensation that may be payable at the Closing or thereafter become payable, in each case of this clause (c), solely to the extent resulting from the consummation of the Transactions (and not any other action (including any termination of employment following the Closing)), and the employer portion of employment, payroll or similar Taxes payable as a result of the foregoing amounts and (d) 50% of any filing fees required by Governmental Entities pursuant to Section 7.6. For the avoidance of doubt, compensation granted pursuant to the CEO Incentive Plan shall not constitute Company Transaction Costs.

Annex A-74

“Company Warrants” shall mean warrants of the Company that are convertible or exercisable into Company Stock pursuant to warrants by and between the Company and the holders of Company Warrants.

“Confidentiality Agreement” shall mean that certain Non-Disclosure Agreement, dated July 1, 2020, by and between Parent and the Company, as amended, supplemented or modified from time to time.

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, undertaking, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, Legal Proceeding, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19, including, but not limited to, the CARES Act.

“Earnout Period” shall mean the time period beginning on the date immediately following the Closing Date and ending on and including the date of the five-year anniversary of the Closing Date.

“Environmental Law” shall mean any and all applicable Law relating to pollution, Hazardous Materials, or the protection of the environment, natural resources, or human health and safety.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any Person or trade or business (whether or not incorporated) that, together with the Company, is (or at any relevant time has been or would be) treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Credit Agreement” shall mean that certain Equipment Loan and Security Agreement, dated March 9, 2020, by and between the Company and SQN Venture Income Fund II, LP.

“Families First Act” means the Families First Coronavirus Response Act, as signed into law by the President of the United States on March 18, 2020.

“Financial Derivative/Hedging Arrangement” shall mean any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

“First Refusal and Co-Sale Agreement” shall mean the Amended and Restated First Refusal and Co-Sale Agreement, dated June 21, 2019, by and among the Company and the Company Stockholders party thereto.

“Foreign Person” has the meaning set forth in 31 C.F.R. § 800.224.

“Fundamental Representations” shall mean: (a) in the case of the Company, the representations and warranties contained in Section 4.1 (Organization and Qualification); Section 4.2 (Company Subsidiaries); Section 4.3 (Capitalization); Section 4.4 (Due Authorization); and Section 4.16 (Brokers; Third Party Expenses); and (b) in the case of Parent, the representations and warranties contained in Section 5.1 (Organization and Qualification); Section 5.2 (Parent Subsidiaries); Section 5.3 (Capitalization); Section 5.4 (Authority Relative to this Agreement); Section 5.10 (Business Activities); and the first two sentences of Section 5.14 (Trust Account).

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

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“Government Contract” means any Contract for the sale of supplies or services currently in performance or that has not been closed that is between the Company and a Governmental Entity or entered into by the Company as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Entity.

“Governmental Entity” shall mean any federal, state, provincial, municipal, local or foreign government, governmental authority, any political subdivision thereof, regulatory or administrative agency, governmental commission, department, board, bureau, body, authority, rate setting agency, division, office, agency or instrumentality, court or tribunal.

“Hazardous Material” shall mean any substance, material or waste that is listed, classified, defined, characterized or otherwise regulated by a Governmental Entity as a “pollutant,” “contaminant,” “toxic substance,” “hazardous substance,” “hazardous material” or words of similar meaning or effect, including any radioactive materials, petroleum products or byproducts, and per- and polyfluoroalkyl substances.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules or regulations promulgated thereunder.

“Indebtedness” shall mean, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money; (b) any payment obligations evidenced by any bond, debenture, debt security, promissory note, mortgage or other similar instruments; (c) any obligations, contingent or otherwise, to pay the deferred purchase price for assets, property or services, including “earnout” payments; (d) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities, in each case, to the extent drawn; (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed; (f) obligations under leases required to be capitalized under GAAP; (g) obligations under any Financial Derivative/Hedging Arrangement; (h) any obligations, that individually exceed $100,000 or collectively exceed $250,000, and are associated with unpaid bonuses or severance or unfunded deferred compensation (computed as though all such obligations were payable as of the Closing); (i) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (h) above; and (j) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations; provided, however, that Indebtedness shall not include (i) accounts payable to trade creditors and accrued expenses arising in the ordinary course of business consistent with past practice or (ii) Company Transaction Costs or Parent Transaction Costs.

“Intellectual Property” shall mean all rights in the following: (a) all patents and patent applications, including provisional patent applications and similar filings and any and all substitutions, divisionals, continuations, continuations-in-part, divisions, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including industrial designs and certificates of invention and any applications for either of the foregoing) (collectively, “Patents”); (b) all trademarks, business marks, service marks, brand names, trade dress rights, logos, corporate names, and trade names, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, intent-to-use registrations or similar reservations of marks, renewals and extensions thereof (collectively, “Trademarks”); (c) all registered and unregistered copyrights, applications for registration of copyright, works of authorship, literary works, Software (including all source code, object code, firmware, development tools, files, records and data, and all documentation related to any of the foregoing) and all rights therein, pictorial and graphic works, reversions and moral rights (collectively, “Copyrights”); (d) all internet domain names and social media accounts; (e) trade secret rights, know-how, technology, source code, discoveries and improvements, inventions, works, innovations, ideas, research and development, formulas, algorithms, compositions, processes and techniques, Personal Information, data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, graphics, illustrations, artwork, documentation, manuals, and other confidential or proprietary information (collectively “Trade Secrets”); and (f) all other intellectual property, intellectual property rights, proprietary information and proprietary rights of any type in any jurisdiction.

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“Investors’ Rights Agreement” shall mean the Amended and Restated Investors’ Rights Agreement, dated June 21, 2019, by and among the Company and the Company Stockholders party thereto.

“IP License” shall mean (a) any grant (or covenant not to assert) by the Company to another Person of or regarding any right relating to or under the Owned Intellectual Property, and (b) any grant (or covenant not to assert) by another Person to the Company or regarding any right relating to or under any third Person’s Intellectual Property.

“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event (after reasonable inquiry of their respective direct reports) of: (a) with respect to the Company, the individuals listed on Section 1.2 of the Company Disclosure Letter; and (b) with respect to Parent, First Merger Sub or Second Merger Sub, the individuals listed on Section 1.2 of the Parent Disclosure Letter.

“Law” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, writ or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, investigation (formal or informal), review, inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

“Licensed Intellectual Property” shall mean all Intellectual Property licensed to the Company pursuant to a valid, written IP License.

“Lien” shall mean any mortgage, pledge, security interest, easement, option, right of first refusal, encumbrance, lien, license restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“OFAC” shall mean the U.S. Treasury Department Office of Foreign Assets Control.

“Open Source Software” shall mean (i) any Software that contains, or is derived in whole or in part from, any Software that is generally available in source code form and that is distributed under a license which, by its terms, (a) does not prohibit licensees of such Software from licensing or otherwise distributing such Software in source code form, (b) does not prohibit licensees of such Software from making modifications thereof, and (c) does not require a royalty or other payment for the licensing or other distribution, or the modification, of such Software (other than a reasonable charge to compensate the provider for the cost of providing a copy thereof),and (ii) any Software distributed under such licenses as the GNU General Public License, the GNU Lesser General Public License, the BSD License, the MIT License, the Mozilla Public License, the Apache License, the Common Public License or any other licenses approved by the Open Source Initiative (including all licenses listed at https://opensource.org/osd and http://opensource.org/licenses/alphabetical) or any other “open source”, “copyleft,” “free,” or similar license.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Owned Intellectual Property” shall mean all Intellectual Property that is owned or purported to be owned by the Company.

“Parent Acquisition Proposal” shall mean any inquiry, proposal or offer contemplating or otherwise relating to any Parent Acquisition Transaction.

“Parent Acquisition Transaction” shall mean any “initial business combination” as defined under the final prospectus of Parent, dated as of November 7, 2019, and filed with the U.S. Securities and Exchange Commission (File No. 333-233980) on November 8, 2019 (other than with the Company and its Affiliates).

“Parent Cash” shall mean, as of the date or time of determination: (a) all amounts in the Trust Account (for the avoidance of doubt, prior to giving effect to the Parent Stockholder Redemptions, if any); plus (b) the PIPE Investment Amount and the amount of any Alternative Financing (as such amounts are finally delivered to Parent at or prior to the Closing by the PIPE Investors and, if applicable, Alternative Financing Sources).

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“Parent Material Adverse Effect” shall mean any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences that would reasonably be expected to prevent or materially delay the ability of Parent, First Merger Sub or Second Merger Sub to consummate the Transactions; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Parent Material Adverse Effect has occurred: (i) changes or proposed changes in applicable Law, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (ii) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; or (iv) earthquakes, hurricanes, tornados, pandemics (including COVID-19) or other natural or man-made disasters.

“Parent Minimum Cash” shall mean an amount equal to $250,000,000.

“Parent Transaction Costs” shall mean the out-of-pocket fees, costs and expenses of Parent incurred prior to and on the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions that remain unpaid immediately prior to the Closing, including (a) the sum of all outstanding deferred, unpaid or contingent underwriting, transaction, deal, brokerage, financial or legal advisory or any similar fees, commissions or expenses owed by Parent, the Sponsor or their respective Affiliates (to the extent Parent or any of its Subsidiaries is responsible for or obligated to reimburse or repay any such amounts) to financial advisors, investment banks, data room administrators, attorneys, accountants and other similar advisors and service providers; (b) any Indebtedness of Parent or its Subsidiaries owed to its Affiliates or stockholders that will be repaid at Closing; (c) 50% of the costs, fees and expenses related to the D&O Tail; and (d) 50% of any filing fees required by Governmental Entities pursuant to Section 7.6.

“Parent Units” shall mean equity securities of Parent each consisting of one share of Parent Class A Common Stock and one-half of one Public Warrant.

“Payroll Tax Executive Order” means any U.S. presidential memorandum, executive order or similar publication or document permitting or requiring the deferral of any payroll Taxes (including those imposed by Section 3101(a) and 3201 of the Code).

“Permit” shall mean any franchise, grant, easement, variance, exception, waiver, accreditation, license, certificate of compliance, authorization, consent, order, permit, approval, or other action of, or any filing, registration or qualification with, any Governmental Entity or any third party.

“Permitted Lien” shall mean: (a) Liens for current period Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and in each case that are sufficiently reserved for on the Financial Statements in accordance with GAAP; (b) statutory and contractual Liens of landlords with respect to leased real property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course and: (i) not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings; (d) in the case of leased real property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by the Company; (e) Liens securing the Indebtedness of Company; (f) in the case of Intellectual Property, non-exclusive license agreements granted by the Company to customers in the ordinary course of business; and (g) Liens incurred in connection with capital lease obligations of the Company.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” shall mean, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by applicable Law, or by the Company in any of its privacy policies, notices, Contracts or other public-facing statements, all information that identifies, could be used to identify, could reasonably be linked, directly or indirectly, with, or is otherwise associated or reasonably capable of being associated with, a natural Person or device, including (a) information that identifies, could be used to identify or is otherwise identifiable with an individual or a device, and any individual’s name, physical address, telephone number, email address, financial information, financial account number or government-issued identifier, (b) any data regarding an

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individual’s activities online or on a mobile device or other application, whether or not such information is associated with an identifiable individual, and (c) Internet Protocol addresses, device identifiers or other persistent identifiers. Personal Information may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person, and includes information in any form or media, whether paper, electronic, or otherwise.

“Per Share Company Stock Consideration” shall mean a number of shares of Parent Class A Common Stock equal to (a) the Aggregate Stock Consideration, divided by (b) the number of Company Stock Adjusted Fully Diluted Shares.

“Privacy Laws” shall mean any and all applicable Laws, legal requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to privacy, data security, or Personal Information, and similar consumer protection laws, including with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including the Federal Trade Commission Act, Payment Card Industry Data Security Standard (PCI-DSS), Controlling the Assault of Non-Solicited Pornography and Marketing (CAN-SPAM) Act, Telephone Consumer Protection Act (TCPA), California Consumer Privacy Act (CCPA), General Data Protection Regulation (GDPR), Regulation 2016/679/EU on the protection of natural persons with regard to the processing of personal data and on the free movement of such data and any and all applicable Laws governing breach notification in connection with Personal Information.

“Private Placement Units” shall mean shall mean the units purchased by Sponsor pursuant to that certain Placement Unit Purchase Agreement, by and between Parent and Sponsor, dated as of November 13, 2019, each unit consisting of one share of Parent Class A Common Stock and one-half of one warrant to purchase one share of Parent Class A Common Stock.

“R&D Sponsor” shall mean any Governmental Entity or any university, college or other educational institution or research center.

“Released Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Representatives, and each of their respective successors and assigns.

“Repurchase Agreement” means that certain Repurchase Agreement, entered into by and among Parent and the Selling Company Holder, dated as of the date hereof.

“Representatives” shall mean, with respect to a Person, all of the officers, directors, employees, consultants, legal representatives, agents, advisors, auditors, investment bankers, Affiliates and other representatives of such Person.

“Restricted Cash” shall mean restricted cash as determined in accordance with GAAP, plus any cash that is being held on behalf of customers, plus any security deposits for leases.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Company Holder” means Prime Movers Lab Fund I LP.

“Software” shall mean any and all software or computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source or object code, and all documentation related to any of the foregoing.

“Specified Business Conduct Laws” shall mean: (a) the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act, and other applicable Laws relating to bribery or corruption; (b) all Laws imposing economic or trade sanctions on any Person, including all Laws administered by OFAC, all sanctions laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, Her Majesty’s Treasury or the European Union; (c) all Laws relating to the import, export, re-export, or transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce (“Commerce”), the International Traffic in Arms Regulations administered by the U.S. Department of State (“State”), the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation;

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(d) the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and other applicable Laws relating to money laundering; and (e) the anti-boycott Laws administered by Commerce and the Internal Revenue Service.

“Sponsor” shall mean SRC-NI Holdings, LLC, a Delaware limited liability company.

“Sponsor Contingent Closing Shares” shall mean (i) 1,437,500 shares of Parent Class B Common Stock (as equitably adjusted to reflect any change in the number of outstanding shares of Parent Class A Common Stock or Parent Class B Common Stock, as applicable, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange, or any similar event occurring after the date hereof) if (a) the amount in the Trust Account (for the avoidance of doubt, prior to giving effect to the Parent Stockholder Redemptions and the payment of any Parent Transaction Costs, and without taking into account the PIPE Investment Amount), minus (b) the aggregate amount of cash proceeds that will be required to satisfy the Parent Stockholder Redemptions (the result of clauses (a) minus (b), the “Remaining Trust Amount”), is less than $100,000,000 and (ii) 0 shares of Parent Class B Common Stock if the Remaining Trust Amount is equal to or greater than $100,000,000.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; or (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.

“Tax” or “Taxes” shall mean: (a) any and all federal, state, local and foreign taxes, including gross receipts, income, profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies and other similar charges, in each case, only to the extent such items are in the nature of a tax and are imposed by a Governmental Entity, (whether disputed or not and however denominated) together with all interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts; and (b) any liability in respect of any items described in clause (a) payable by reason of Contract transferee liability, operation of law or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under law) or otherwise.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

“Transaction Agreements” shall mean this Agreement, the A&R Registration Rights Agreement, the Subscription Agreements, the Confidentiality Agreement, the Parent A&R Charter, the Parent A&R Bylaws, the Sponsor Agreement, the Lockup Agreements, the Merger Certificates, the Repurchase Agreement, the Restrictive Covenant Agreement and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” shall mean the transactions contemplated pursuant to this Agreement, including the Mergers.

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Triggering Event I” shall mean the first date on which the Common Share Price is equal to or greater than $12.50 after the Closing Date, but within the Earnout Period; provided, that (i) in the event of a Change of Control pursuant to which Parent’s stockholders receive, or have the right to receive, cash, securities or other property attributing a value of at least $12.50 to each share of Parent Class A Common Stock (as agreed in good faith by Sponsor and the board of directors of Parent), then Triggering Event I shall be deemed to have occurred and (ii) in the event that, and as often as, the number of outstanding shares of Parent Class A Common Stock is changed by reason of any dividend, subdivision, reclassification, recapitalization, split, combination, exchange or any similar event, then the applicable Common Share Price threshold (i.e., $12.50) will, for all purposes of this Agreement (and the Sponsor Agreement), in each case be equitably adjusted to reflect such change.

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“Triggering Event II” shall mean the first date on which the Common Share Price is equal to or greater than $15.00 after the Closing Date, but within the Earnout Period; provided, that (i) in the event of a Change of Control pursuant to which Parent’s stockholders receive, or have the right to receive, cash, securities or other property attributing a value of at least $15.00 to each share of Parent Class A Common Stock (as agreed in good faith by Sponsor and the board of directors of Parent), then Triggering Event II shall be deemed to have occurred and (ii) in the event that, and as often as, the number of outstanding shares of Parent Class A Common Stock is changed by reason of any dividend, subdivision, reclassification, recapitalization, split, combination, exchange or any similar event, then the applicable Common Share Price threshold (i.e., $15.00) will, for all purposes of this Agreement (and the Sponsor Agreement), in each case be equitably adjusted to reflect such change.

“Triggering Event III” shall mean the first date on which the Common Share Price is equal to or greater than $17.50 after the Closing Date, but within the Earnout Period; provided, that (i) in the event of a Change of Control pursuant to which Parent’s stockholders receive, or have the right to receive, cash, securities or other property attributing a value of at least $17.50 to each share of Parent Class A Common Stock (as agreed in good faith by Sponsor and the board of directors of Parent), then Triggering Event III shall be deemed to have occurred and (ii) in the event that, and as often as, the number of outstanding shares of Parent Class A Common Stock is changed by reason of any dividend, subdivision, reclassification, recapitalization, split, combination, exchange or any similar event, then the applicable Common Share Price threshold (i.e., $17.50) will, for all purposes of this Agreement (and the Sponsor Agreement), in each case be equitably adjusted to reflect such change.

“Triggering Events” shall mean Triggering Event I, Triggering Event II and Triggering Event III, collectively.

“Voting Agreement” shall mean the Amended and Restated Voting Agreement, dated June 21, 2019, by and among the Company and the Company Stockholders party thereto.

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AMENDMENT NO. 1 TO
AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 (this “Amendment”) dated as of March 5, 2021 amends the Agreement and Plan of Merger, dated as of October 7, 2020 (including all schedules, exhibits and annexes thereto (including the Company Disclosure Letter and the Parent Disclosure Letter (each, as defined therein)), the “Agreement”), by and among Stable Road Acquisition Corp., a Delaware corporation (“Parent”), Project Marvel First Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of Parent (“First Merger Sub”), Project Marvel Second Merger Sub, LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of Parent (“Second Merger Sub”) and Momentus Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined herein but defined in the Agreement shall have the meanings ascribed to them in the Agreement.

WHEREAS, Mikhail Kokorich resigned as the Chief Executive Officer of the Company effective as of January 23, 2021;

WHEREAS, the Parties desire to revise certain terms of the Agreement related to the Employee Incentive Plan and Employee Stock Purchase Plan;

WHEREAS, in connection with the foregoing, the Parties desire to amend the Agreement as set forth herein; and

WHEREAS, pursuant to Section 11.12 of the Agreement, an amendment of the Agreement may be effected by a written instrument executed and delivered by Parent, First Merger Sub, Second Merger Sub and the Company.

NOW, THEREFORE, in consideration of the premises of this Amendment and the agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, First Merger Sub, Second Merger Sub and the Company, intending to be legally bound, agree as follows:

1.      Directors and Officers of the Surviving Corporation and the Surviving Entity. Section 2.5(a) of the Company Disclosure Letter is hereby amended and restated in its entirety to read as follows:

“Dawn Harms, or such other Person(s) as may be mutually agreed by Parent and the Company.”

2.      Registration Statement; Proxy / Consent Solicitation. Section 7.3(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

“Parent and the Company shall cooperate to prepare and file as promptly as reasonably practicable following the date hereof a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by Parent with the SEC pursuant to which shares of Parent Common Stock issuable in the First Merger and the Rollover Options and Rollover Restricted Stock will be registered with the SEC, including the registration for resale of the shares of Parent Class A Common Stock issuable in the First Merger to certain stockholders of the Company to be designated by the Company, which shall include a proxy statement / consent solicitation containing (i) a consent solicitation statement in preliminary form (the “Consent Solicitation Statement”) in connection with the solicitation by the Company of written consents from the Company Stockholders to approve, by the requisite consent of the Company Stockholders under the DGCL and the Company’s Charter Documents, this Agreement, the First Merger and the other Transactions (the “Requisite Company Stockholder Approval”) and (ii) a proxy statement in preliminary form of the type contemplated by Regulation 14A promulgated under the Exchange Act (the “Parent Proxy Statement”) in order to (A) provide Parent’s stockholders with the opportunity to elect to have their Parent Class A Common Stock converted to cash in accordance with the provisions of Parent’s Charter Documents (such elections made by Parent’s stockholders, the “Parent Stockholder Redemptions”); and (B) facilitate the solicitation by Parent of proxies from the holders of the shares of Parent Common Stock to approve at the Parent Special Meeting, by the requisite vote of Parent’s stockholders under the DGCL, Parent’s Charter Documents, the Nasdaq rules and regulations and applicable Law (the “Requisite Parent Stockholder Approval”): (1) the adoption of this Agreement and approval of the Transactions; (2) the issuance of the number of shares of Parent Class A Common Stock to be issued in connection with the First Merger; (3) an increase in the number of authorized shares of Parent Class A Common Stock as may be required by the immediately preceding clause (2); (4) the amendment and restatement of Parent’s Charter Documents to be effective from and after the Closing, including as set forth in substantially the form of the Parent A&R Charter attached hereto as Exhibit C and the Parent A&R Bylaws attached hereto

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as Exhibit D; (5) the adoption and approval of (i) a new equity incentive plan in a form and substance reasonably acceptable to Parent and the Company (the “Employee Incentive Plan”), and which Employee Incentive Plan will provide for awards for a number of shares of Parent Class A Common Stock up to seven and a half percent (7.5%) of the aggregate number of shares of Parent Class A Common Stock issued and outstanding immediately after the Closing (after giving effect to the Parent Stockholder Redemptions, if any) (the “Employee Incentive Plan Share Reserve”), and the Employee Incentive Plan Share Reserve shall automatically increase on the first day of each fiscal year beginning with the 2022 fiscal year and ending on (and including) the first day of the 2031 fiscal year by a number of shares equal to the lesser of (A) three percent (3%) of the shares of Parent Class A Common Stock issued and outstanding on the last day of the immediately preceding fiscal year and (B) such smaller number of shares as determined by the Parent board of directors, and (ii) a new employee stock purchase plan in a form and substance reasonably acceptable to Parent and the Company (the “Employee Stock Purchase Plan”), and which Employee Stock Purchase Plan will provide for awards for a number of shares of Parent Class A Common Stock up to two percent (2%) of the aggregate number of shares of Parent Class A Common Stock issued and outstanding immediately after the Closing (after giving effect to the Parent Stockholder Redemptions, if any) (the “Employee Stock Purchase Plan Share Reserve”) and the Employee Stock Purchase Plan Share Reserve shall automatically increase on the first day of each fiscal year beginning with the 2022 fiscal year and ending on (and including) the first day of the 2031 fiscal year by a number of shares equal to the lesser of (A) half a percent (0.5%) of the shares of Parent Class A Common Stock issued and outstanding on the last day of the immediately preceding fiscal year, (B) the number of shares of Parent Class A Common Stock initially reserved for issuance under the Employee Stock Purchase Plan, and (C) such smaller number of shares as determined by the Parent board of directors; (6) the election of the members of the board of directors of Parent in accordance with Section 7.17; (7) approval of the Repurchase and (8) any other proposals the Parties mutually deem necessary or desirable to consummate the Transactions (collectively, the “Parent Stockholder Matters”).”

3.      Board of Directors of Parent. Mikhail Kokorich’s name is hereby deleted from Section 7.17 of the Parent Disclosure Letter.

4.      Resigning Company Directors. Mikhail Kokorich’s name is hereby deleted from Section 8.3(e) of the Parent Disclosure Letter.

5.      Other Amendments. All references to the CEO Incentive Plan set forth in the Agreement and the Company Disclosure Letter, including all of Section 7.3(a) of the Company Disclosure Letter, are hereby deleted in their entirety. For the avoidance of doubt, Parent shall have no obligation to establish the CEO Incentive Plan or any other incentive equity pool specifically for the chief executive officer of the Company.

6.      Miscellaneous. The Agreement is amended only as expressly provided in this Amendment and shall otherwise remain in full force and effect. From and after the execution of this Amendment by the parties hereto, any reference to the Agreement in the Agreement or in any other agreements, documents, or instruments executed or delivered pursuant to, or in connection with, the Agreement, shall be deemed a reference to the Agreement as amended hereby. All references in the Agreement to the “date hereof” or the “date of this Agreement” shall refer to October 7, 2020. Without limiting any other provision of this Amendment, the parties hereto agree that the provisions of Article XI of the Agreement, as applicable, are incorporated herein by reference, mutatis mutandis.

*        *        *        *        *

Annex A-83

IN WITNESS WHEREOF, each of the undersigned has caused this Amendment to be executed as of the day and year first above written.

PARENT:
STABLE ROAD ACQUISITION CORP.
By:	/s/ Brian Kabot
Name:	Brian Kabot
Title:	Chief Executive Officer
FIRST MERGER SUB:
Project Marvel First Merger Sub, Inc.
By:	/s/ Brian Kabot
Name:	Brian Kabot
Title:	President & Chief Executive Officer
SECOND MERGER SUB:
Project Marvel SECOND Merger Sub, LLC
By:	/s/ Brian Kabot
Name:	Brian Kabot
Title:	President & Chief Executive Officer
COMPANY:
MOMENTUS INC.
By:	/s/ Dawn Harms
Name:	Dawn Harms
Title:	Chief Executive Officer

Signature Page to Amendment No. 1 to Agreement and Plan of Merger

Annex A-84

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 2 (this “Amendment”) dated as of April 6, 2021 amends the Agreement and Plan of Merger, dated as of October 7, 2020, as amended by that certain Amendment No. 1, dated as of March 5, 2021 (including all schedules, exhibits and annexes thereto (including the Company Disclosure Letter and the Parent Disclosure Letter (each, as defined therein)), the “Agreement”), by and among Stable Road Acquisition Corp., a Delaware corporation (“Parent”), Project Marvel First Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of Parent (“First Merger Sub”), Project Marvel Second Merger Sub, LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of Parent (“Second Merger Sub”) and Momentus Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined herein but defined in the Agreement shall have the meanings ascribed to them in the Agreement.

WHEREAS, the Parties desire to amend Section 9.1(b) of the Agreement to extend the Outside Date; and

WHEREAS, pursuant to Section 11.12 of the Agreement, an amendment of the Agreement may be effected by a written instrument executed and delivered by Parent, First Merger Sub, Second Merger Sub and the Company.

NOW, THEREFORE, in consideration of the premises of this Amendment and the agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, First Merger Sub, Second Merger Sub and the Company, intending to be legally bound, agree as follows:

1.      Extension of Outside Date. Section 9.1(b) of the Agreement is hereby amended and restated in its entirety to read as follows:

“by either Parent or the Company if the Transactions shall not have been consummated by (i) June 7, 2021, if the stockholders of Parent approve amendments to Sections 9.1(b), 9.2(d) and 9.7 of Parent’s Amended and Restated Certificate of Incorporation, dated November 7, 2019, to extend the timeframes set forth in such sections on or before May 13, 2021, or (ii) May 14, 2021, if the stockholders of Parent do not approve and adopt amendments to Sections 9.1(b), 9.2(d) and 9.7 of Parent’s Amended and Restated Certificate of Incorporation, dated November 7, 2019, to extend the timeframes set forth in such sections on or before May 13, 2021, (the date described by the foregoing clause (a) or (b) as applicable, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;”

2.      Miscellaneous. The Agreement is amended only as expressly provided in this Amendment and shall otherwise remain in full force and effect. From and after the execution of this Amendment by the parties hereto, any reference to the Agreement in the Agreement or in any other agreements, documents, or instruments executed or delivered pursuant to, or in connection with, the Agreement, shall be deemed a reference to the Agreement as amended hereby. All references in the Agreement to the “date hereof” or the “date of this Agreement” shall refer to October 7, 2020. Without limiting any other provision of this Amendment, the parties hereto agree that the provisions of Article XI of the Agreement, as applicable, are incorporated herein by reference, mutatis mutandis.

*        *        *        *        *

Annex A-85

IN WITNESS WHEREOF, each of the undersigned has caused this Amendment to be executed as of the day and year first above written.

PARENT:
STABLE ROAD ACQUISITION CORP.
By:	/s/ Brian Kabot
Name:	Brian Kabot
Title:	Chief Executive Officer
FIRST MERGER SUB:
PROJECT MARVEL FIRST MERGER SUB, INC.
By:	/s/ Brian Kabot
Name:	Brian Kabot
Title:	President & Chief Executive Officer
SECOND MERGER SUB:
PROJECT MARVEL SECOND MERGER SUB, LLC
By:	/s/ Brian Kabot
Name:	Brian Kabot
Title:	President & Chief Executive Officer

Signature Page to Amendment No. 2 to Agreement and Plan of Merger

Annex A-86

COMPANY:
MOMENTUS INC.
By:	/s/ Dawn Harms
Name:	Dawn Harms
Title:	CEO

Signature Page to Amendment No. 2 to Agreement and Plan of Merger

Annex A-87

AMENDMENT NO. 3 TO
AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 3 (this “Amendment”), dated as of June 29, 2021, amends the Agreement and Plan of Merger, dated as of October 7, 2020, as previously amended by Amendment No. 1, dated as of March 5, 2021, and Amendment No. 2, dated as of April 6, 2021 (including all schedules, exhibits and annexes thereto (including the Company Disclosure Letter and the Parent Disclosure Letter (each, as defined therein)), the “Agreement”), by and among Stable Road Acquisition Corp., a Delaware corporation (“Parent”), Project Marvel First Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of Parent (“First Merger Sub”), Project Marvel Second Merger Sub, LLC, a Delaware limited liability company and a direct, wholly-owned Subsidiary of Parent (“Second Merger Sub”) and Momentus Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined herein but defined in the Agreement shall have the meanings ascribed to them in the Agreement.

WHEREAS, the Parties desire to amend the Agreement as set forth herein; and

WHEREAS, pursuant to Section 11.12 of the Agreement, an amendment of the Agreement may be effected by a written instrument executed and delivered by Parent, First Merger Sub, Second Merger Sub and the Company.

NOW, THEREFORE, in consideration of the premises of this Amendment and the agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, First Merger Sub, Second Merger Sub and the Company, intending to be legally bound, agree as follows:

1.      Amendment of Base Value. The term “Base Value” shall mean an amount equal to $566,600,000.

2.      Amendment of Company Transaction Costs. The term “Company Transaction Costs” shall mean all fees, costs and expenses of the Company, in each case, incurred prior to and on the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, that remain unpaid immediately prior to the Closing, including: (a) all transaction, deal, brokerage, financial or legal advisory or any similar fees, commissions or expenses payable in connection with or anticipation of the consummation of the Transactions to financial advisors, investment banks, data room administrators, attorneys, accountants and other similar advisors and service providers; (b) 50% of the costs, fees and expenses related to the D&O Tail; (c) all severance, change of control payments, stay bonuses, retention bonuses, and any other transaction-related bonuses and all other compensation that may be payable at the Closing or thereafter become payable, in each case of this clause (c), solely to the extent resulting from the consummation of the Transactions (and not any other action (including any termination of employment following the Closing)), and the employer portion of employment, payroll or similar Taxes payable as a result of the foregoing amounts and (d) 50% of any filing fees required by Governmental Entities pursuant to Section 7.6. For the avoidance of doubt, compensation granted pursuant to the CEO Incentive Plan shall not constitute Company Transaction Costs. Company Transaction Costs shall include the amounts payable pursuant to those certain Repurchase Agreements by and among the Company and each of: (i) Dorsey & Whitney Trust Company LLC, as trustee of the Mikhail Kokorich 2021 Irrevocable Trust u/a/d March 1, 2021 and Mikhail Kokorich, both individually and in his capacity as Momentus Sale Advisor of the Mikhail Kokorich 2021 Irrevocable Trust u/a/d March 2021; (ii) Dorsey & Whitney Trust Company LLC, as the voting trustee of Momentus Inc. Voting Trust Agreement u/a/d March 1, 2021 and Mikhail Kokorich, both in his capacity as a shareholder of Nortrone Finance, S.A., and in his capacity as Momentus Sale Advisor of the Momentus Inc. Voting Trust Agreement u/a/d March 1, 2021; and (iii) BRAINYSPACE LLC, Olga Khasis both individually and in her capacity as Momentus Sale Advisor in respect of the Amended and Restated Liability Company Agreement of BRAINYSPACE LLC and of the Olga Khasis 2021 Irrevocable Trust and Lev Khasis, in each case, dated June 8, 2021.

3.      Extension of Outside Date. Section 9.1(b) of the Agreement is hereby amended and restated in its entirety as follows:

“by either Parent or the Company if the Transaction shall not have been consummated by August 13, 2021 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;”

Annex A-88

4.      Parent Board of Directors. Section 7.17 of the Parent Disclosure Letter is hereby amended and restated in its entirety as follows:

1.      The Chief Executive Officer of the Company

2.      Chris Hadfield

3.      One individual nominated by Parent

4.      One individual nominated in accordance with the National Security Agreement, dated as of June 8, 2021, by and among the Company, the U.S. Government, represented by the U.S. Departments of Defense and Treasury as the CFIUS Monitoring Agencies, and the other parties thereto

5.      Such other persons as may be mutually agreed between Parent and the Company’s board of directors prior to the Closing

5.      Termination of Repurchase. Neither Parent nor the Company shall effect the Repurchase, and all references to the Repurchase are hereby deleted from the Agreement. In furtherance of the foregoing, concurrently with the execution of this Amendment and as a condition to the effectiveness hereof, the Company, Parent, and the Selling Company Shareholder shall have duly executed a Termination Agreement, in the form of Exhibit A attached hereto.

6.      Payment of Certain Parent Transaction Costs. Concurrently with the execution of this Amendment and as a condition to the effectiveness hereof, the Company shall pay to Parent (or its designee) $1,300,000 with respect to legal fees and expenses incurred by Parent in connection with the Transactions, which amount shall not constitute Parent Transaction Costs, by wire transfer of immediately available funds pursuant to written instructions from Parent to the Company provided that Parent shall first provide an invoice for such legal fees to the Company.

7.      Establishment of Escrow Account for Parent Transaction Costs. Within five (5) Business Days following the execution of this Amendment, the Company and Parent shall enter into an Escrow Agreement in customary form with an escrow agent to be mutually agreed between Parent and the Company (the “Escrow Agent”), and concurrently therewith, each of Parent and the Company shall deposit or cause to be deposited $300,000 (for a total deposit amount of $600,000) (the “Escrow Funds”) into such escrow account. The Escrow Funds shall be available solely to pay, or reimburse Parent for, legal fees and expenses of Parent incurred from and after the date of this Amendment. From and after the execution of such Escrow Agreement, Parent shall be permitted to instruct the Escrow Agent to, and the Escrow Agent shall, release Escrow Funds to pay the legal fees and expenses of Parent upon the presentment of an invoice therefor; provided, however, that Parent shall first provide an invoice for such legal fees to the Company and, any discounts conferred to Parent in respect of legal fees as of such date shall also be applied to reduce the $300,000 of Escrow Funds proportionately on a percentage basis.

8.      Expense Reimbursement. Notwithstanding anything to the contrary in the Agreement (including Section 11.10 thereof) and without limitation of the obligations set forth in Section 9 of this Amendment, the Company shall pay, or reimburse Parent for, 50% of all out-of-pocket fees, costs and expenses (including legal fees and expenses) with respect to the Transactions incurred by Parent from and after the date of this Amendment, in an amount not to exceed $1,500,000 in the aggregate; provided that (i) such maximum reimbursement amount shall not apply to any indemnification obligation set forth in Section 9 of this Agreement and (ii) Parent shall first provide an invoice for such legal fees and any discounts conferred to Parent as of such date shall also be applied to reduce the aggregate $1,500,000 payment proportionately on a percentage basis. Any amounts to which Parent is entitled pursuant to this Section 8 may be recovered (i) first, from the Escrow Funds and (ii) second, once the Escrow Funds are depleted, from the Company. As security for the Company’s obligations under this Section 8 the Company shall execute and deliver to Parent a senior secured second lien promissory note in the form of Exhibit B attached hereto in the amount of $1,500,000. Such note shall be pari passu with a senior secured second lien promissory note issued as of the date hereof in respect of the legal fees and expenses of the Company.

9.      Indemnification. In the event the Closing does not occur for any reason, the Company shall indemnify and hold harmless, to the maximum extent permitted by applicable law, Parent, Sponsor and their respective officers and directors for any losses, damages, liability, costs, taxes, fines, disgorgement or other amounts (including, without limitation, reasonable costs of preparation and reasonable attorney’s fees) (collectively, “Losses”) actually incurred (including any reasonable defense or investigation costs) by Parent or its Affiliates that arises out of, or is based upon a claim asserted by any Person who is not a party to the Agreement or an Affiliate of a party to the Agreement or

Annex A-89

a Representative of the foregoing acting on behalf of such party (a “Third-Party Claim”) which arises out of, or is based upon (i) any untrue statement of a material fact contained in the Registration Statement (including any final, preliminary or summary prospectus contained therein or any amendment thereto or any documents incorporated by reference therein or any other disclosure document produced by or on behalf of Parent including reports and other documents filed under the Exchange Act related to the Transactions, including the definitive proxy statement filed by Parent with the SEC on April 9, 2021 (collectively, the “Registration Statement Materials”)), which statement was provided by or predominantly based upon information provided by the Company or its representatives, or (ii) any omission of a material fact required to be stated therein or necessary to make the statements contained in the Registration Statement Materials, in light of the circumstances in which they are made, not misleading, which omission relates to the Company, including its business, technology or current or former directors, officers or equity holders. Notwithstanding anything to the contrary set forth herein, in no event shall the Company be required to indemnify for any punitive damages except to the extent that any such damages are payable by an Indemnified Party to a third party. Notwithstanding anything to the contrary set forth herein, the aggregate amount of all Losses for which the Company shall be required to indemnify, reimburse, compensate or contribute shall not exceed $10,000,000.00 except in the event of fraud committed by the Company. For the avoidance of doubt, in no event whatsoever, shall the Company provide any indemnification or contribution in respect of claims of, or for any penalties, fines, damages, liabilities disgorgement or Losses imposed by, or payable to, the Securities and Exchange Commission (except for defense costs incurred after the date hereof arising out of an investigation or action of the Securities and Exchange Commission).

Notwithstanding anything to the contrary set forth herein, the Company’s indemnification obligations shall be limited to the amount of any liability or damage that remains after deducting any insurance proceeds and any indemnity, contribution or other similar payment, in each case that are actually received by the Parent in respect of any such claim, net of costs and expenses (including direct collection expenses and any retention amounts or increases in premium). The Indemnified Parties shall use commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses.

If any party who may seek indemnification (an “Indemnified Party”) receives notice of the assertion or commencement of a Third-Party Claim against such Indemnified Party with respect to which the Company is obligated to provide indemnification under this Amendment, the Indemnified Party shall give the Company prompt written notice thereof. The failure to give such prompt written notice shall relieve the Company of its indemnification obligations only to the extent that the Company forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of material written evidence thereof that are available to the Indemnified Party and shall indicate the estimated amount, if reasonably practicable, of the indemnifiable loss that may be sustained by the Indemnified Party. The Company shall have the right to participate in, or by giving written notice to the Indemnified Party within 30 days of receiving notice of such Third-Party Claim (which notice shall irrevocably acknowledge the Company’s responsibility for such Third-Party Claim without a reservation of rights but subject to the limitations set forth herein), to assume the defense of any Third-Party Claim at the Company’s sole expense and by the Company’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided that, the Company shall have no right to assume the defense of any claim, action or proceeding (i) by or before the Securities and Exchange Commission, (ii) that involves criminal allegations or (iii) that is made against any director or officer of Parent. In the event that the Company assumes the defense of any Third-Party Claim, it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim. If the Company has the right to assume, and does assume, the defense of a Third-Party Claim, the Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of such Third-Party Claim with counsel selected by it subject to the Company’s right to control the defense thereof. If the Company elects not to compromise or defend such Third-Party Claim, the Indemnified Party may pay, compromise and defend such Third-Party Claim and seek indemnification for indemnifiable Losses based upon, arising from or relating to such Third-Party Claim; provided, however, that if the Indemnified Party has assumed the defense, it shall not agree to any settlement without the written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed). Parent and the Company shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

Annex A-90

Notwithstanding anything to the contrary set forth herein, the Company shall not enter into settlement of any Third-Party Claim with respect to which indemnification is sought hereunder without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed). If an offer is made to settle a Third-Party Claim which does not create liability or a financial or other obligation of the Indemnified Party and includes an unconditional release of the Indemnified Party from all liabilities and obligations relating to such Third-Party Claim, and the Company seeks to accept such offer, the Company shall give written notice stating this to the Indemnified Party. If the Indemnified Party fails to consent to such offer within ten (10) Business Days, days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and in such event, the maximum liability of the Company as to such Third-Party Claim shall not exceed the amount of the settlement offer. If the Indemnified Party fails to consent to such offer and also fails to assume defense of such Third-Party Claim, the Company may settle the Third-Party Claim upon the terms set forth in such offer to settle such Third-Party Claim.

10.    Miscellaneous. The Agreement is amended only as expressly provided in this Amendment and shall otherwise remain in full force and effect. From and after the execution of this Amendment by the parties hereto, any reference to the Agreement in the Agreement or in any other agreements, documents, or instruments executed or delivered pursuant to, or in connection with, the Agreement, shall be deemed a reference to the Agreement as amended hereby. All references in the Agreement to the “date hereof” or the “date of this Agreement” shall refer to October 7, 2020. Without limiting any other provision of this Amendment, the parties hereto agree that the provisions of Article XI of the Agreement, as applicable, are incorporated herein by reference, mutatis mutandis.

*        *        *        *        *

Annex A-91

IN WITNESS WHEREOF, each of the undersigned has caused this Amendment to be executed as of the day and year first above written.

PARENT:
STABLE ROAD ACQUISITION CORP.
By:	/s/ Brian Kabot
Name:	Brian Kabot
Title:	Chief Executive Officer
FIRST MERGER SUB:
PROJECT MARVEL FIRST MERGER SUB, INC.
By:	/s/ Brian Kabot
Name:	Brian Kabot
Title:	President & Chief Executive Officer
SECOND MERGER SUB:
PROJECT MARVEL SECOND MERGER SUB, LLC
By:	/s/ Brian Kabot
Name:	Brian Kabot
Title:	President & Chief Executive Officer

Signature Page to Amendment No. 3 to Agreement and Plan of Merger

Annex A-92

COMPANY:
MOMENTUS INC.
By:	/s/ Dawn Harms
Name:	Dawn Harms
Title:	Chief Executive Officer

Signature Page to Amendment No. 3 to Agreement and Plan of Merger

Annex A-93

Exhibit A

Termination Agreement

See attached.

Annex A-94

Exhibit B

Promissory Note

See attached.

Annex A-95

Annex B

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
STABLE ROAD ACQUISITION CORP.

Stable Road Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

A.    The name of this corporation is Stable Road Acquisition Corp. Its original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 28, 2019. This corporation filed an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware on November 7, 2019 (the “First Amended and Restated Certificate”).

B.    This Second Amended and Restated Certificate of Incorporation (this “Second Amended and Restated Certificate”) was duly adopted by the Board of Directors of this corporation and by the stockholders in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

C.    This Second Amended and Restated Certificate restates, integrates and amends the provisions of the First Amended and Restated Certificate. Certain capitalized terms used in this Second Amended and Restated Certificate are defined where appropriate herein.

D.    The text of the Restated Certificate of Incorporation of this corporation is hereby amended and restated in its entirety to read as follows:

ARTICLE I

The name of this corporation is Momentus Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “General Corporation Law”).

ARTICLE IV

Section 1. Total Authorized

1.1    The total number of shares of all classes of stock that the Corporation has authority to issue is 274,312,500 shares, consisting of three (3) classes: 250,000,000 shares of Class A Common Stock, $0.00001 par value per share (“Class A Common Stock”), 4,312,500 shares of Class B Common Stock, $0.00001 par value per share (“Class B Common Stock” and together with the “Common Stock”), and 20,000,000 shares of Preferred Stock, $0.00001 par value per share (“Preferred Stock”).

1.2    Following the filing of this Second Amended and Restated Certificate with the Secretary of State of the State of Delaware and immediately prior to the Corporation’s consummation of any business combination, each share of Class B Common Stock outstanding immediately prior to the filing of this Second Amended and Restated Certificate shall automatically be converted into one (1) share of Class A Common Stock without any action on the part of any person, including the Corporation, and concurrently with such conversion, the number of authorized shares of Class B Common Stock shall be reduced to zero. It is intended that the conversion of Class B Common Stock into Class A Common Stock will be treated as a reorganization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended.

Annex B-1

1.3    The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and no vote of the holders of the Class A Common Stock voting separately as a class shall be required therefor.

Section 2. The Corporation’s Board of Directors (the “Board”) is authorized, subject to any limitations prescribed by the law of the State of Delaware, by resolution or resolutions adopted from time to time, to provide for the issuance of shares of Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware (the “Certificate of Designation”), to establish from time to time the number of shares to be included in each such series, to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of Preferred Stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock or any series thereof, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, unless a vote of any such holders is required pursuant to the terms of any Certificate of Designation designating a series of Preferred Stock.

Section 3. Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provisions of this Article IV, (i) any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and (ii) any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock or any future class or series of Preferred Stock or Common Stock.

Section 4. Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate (including any Certificate of Designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate (including any Certificate of Designation relating to any series of Preferred Stock).

ARTICLE V

Section 1. The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided by law. In addition to the powers and authority expressly conferred upon them by statute or by this Second Amended and Restated Certificate or the Bylaws of the Corporation (the “Bylaws”), the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

Section 2. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the total number of directors constituting the Whole Board shall be fixed from time to time exclusively by resolution adopted by a majority of the Whole Board. For purposes of this Second Amended and Restated Certificate, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.

Section 3. Subject to the special rights of the holders of any series of Preferred Stock to elect directors, the directors shall be divided, with respect to the time for which they severally hold office, into three classes designated as Class I, Class II and Class III, respectively (the “Classified Board”). The Board is authorized to assign members of the Board already in office to such classes of the Classified Board, which assignments shall become effective at the same time the Classified Board becomes effective. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board, with the number of directors in each class to be divided as nearly

Annex B-2

equal as reasonably possible. The initial term of office of the Class I directors shall expire at the Corporation’s first annual meeting of stockholders following the date of filing of this Second Amended and Restated Certificate (the “Effectiveness Date”), the initial term of office of the Class II directors shall expire at the Corporation’s second annual meeting of stockholders following the Effectiveness Date and the initial term of office of the Class III directors shall expire at the Corporation’s third annual meeting of stockholders following the Effectiveness Date. At each annual meeting of stockholders following the Effectiveness Date, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. In the event of any increase or decrease in the authorized number of directors (a) each director then serving as such shall nevertheless continue as a director of the class of which the director is a member and (b) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board among the three classes of directors so as to ensure that no one class has more than one director more than any other class. To the extent possible, consistent with the foregoing rule, any newly created directorships shall be added to those classes whose terms of office are to expire at the latest dates following such allocation, and any newly eliminated directorships shall be subtracted from those classes whose terms of office are to expire at the earliest dates following such allocation, unless otherwise provided from time to time by resolution adopted by the Board. No decrease in the authorized number of directors constituting the Board shall shorten the term of any incumbent director.

Section 4. Each director shall hold office until the annual meeting at which such director’s term expires and until such director’s successor is elected and qualified, or until such director’s earlier death, resignation, disqualification or removal. Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission permitted by the Bylaws. Subject to Section 4.1 and the special rights of the holders of any series of Preferred Stock, no director may be removed from the Board except for cause and only by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors voting together as a single class.

4.1.    Notwithstanding anything to the contrary in this Second Amended and Restated Certificate (including any Certificate of Designation), the following provisions shall be in effect at all times for as long as a Security Director (as defined below) is a member of the Board:

4.1.1.    The Security Director shall not be removed except for cause and with the approval of (a) the CMAs (as defined in the NSA) and (b) at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors voting together as a single class. As used in this Section 4, “Security Director” shall have the meaning set forth in the National Security Agreement, dated as of June 8, 2021 (the “NSA”), among Mikhail Kokorich, in his individual capacity and on behalf of Nortone Finance S.A., Lev Khasis and Olga Khasis, each in their respective individual capacities and on behalf of Brainyspace LLC, Momentus Inc., and the U.S. Government represented by the U.S. Departments of Defense and the Treasury (the “CMAs”).

4.1.2.    Notwithstanding anything to the contrary contained in Article XI, this Section 4.1 shall not be amended except with the approval of the CMAs.

Section 5. Subject to the special rights of the holders of any series of Preferred Stock to elect directors, any vacancy occurring in the Board for any cause, and any newly created directorship resulting from any increase in the authorized number of directors, shall, unless (a) the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders; provided, however, that so long as there shall be a Security Director on the Board, any appointment of a Security Director shall be subject to the approval or non-objection of the CMAs. Any director elected in accordance with the preceding sentence shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which the director has been assigned expires or until such director’s successor shall have been duly elected and qualified, or until such director’s earlier death, resignation, disqualification or removal. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

Section 6. Election of directors need not be by written ballot unless the Bylaws shall so provide.

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ARTICLE VI

Section 1. To the fullest extent permitted by law, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

Section 2. Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of this Second Amended and Restated Certificate inconsistent with this Article VI, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

ARTICLE VII

The Board shall have the power to adopt, amend or repeal the Bylaws. Any adoption, amendment or repeal of the Bylaws by the Board shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the Bylaws; provided, however, that, notwithstanding any other provision of this Second Amended and Restated Certificate (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser or no vote, but in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Second Amended and Restated Certificate (including any Preferred Stock issued pursuant to any Certificate of Designation), the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws; provided, further, that if two-thirds (2/3) of the Whole Board has approved such adoption, amendment or repeal of any provisions of the Bylaws, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws; and provided, further, that so long as there shall be a Security Director on the Board, Section 2.2 of the Bylaws, shall not be amended except with the approval of the CMAs.

ARTICLE VIII

Section 1. Subject to the rights of any series of Preferred Stock then outstanding, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

Section 2. Special meetings of stockholders of the Corporation may be called only by the Chairperson of the Board of Directors, the Chief Executive Officer, the Lead Independent Director (as defined in the Bylaws) or the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board, and may not be called by any other person or persons. Only such business shall be considered at a special meeting of stockholders as shall have been stated in the notice for such meeting.

Section 3. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner and to the extent provided in the Bylaws.

ARTICLE IX

Section 1. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by or any wrongdoing by any current or former director, officer, employee or agent of the Corporation or any stockholder to the Corporation or the Corporation’s stockholders; (iii) any action or proceeding asserting a claim against the Corporation or any current or former director, officer or other employee of the Corporation

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or any stockholder in such stockholder’s capacity as such arising out of or pursuant to any provision of the General Corporation Law, this Second Amended and Restated Certificate or the Bylaws of the Corporation (as each may be amended from time to time); (iv) any action or proceeding to interpret, apply, enforce or determine the validity of this Second Amended and Restated Certificate or the Bylaws of the Corporation (including any right, obligation or remedy thereunder); (v) any action or proceeding as to which the General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action or proceeding asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This Article IX shall not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Section 2. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Section 3. Any person or entity holding, owning or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

ARTICLE X

If any provision of this Second Amended and Restated Certificate shall be held to be invalid, illegal or unenforceable, then such provision shall nonetheless be enforced to the maximum extent possible consistent with such holding and the remaining provisions of this Second Amended and Restated Certificate (including without limitation, all portions of any section of this Second Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall remain in full force and effect.

ARTICLE XI

The Corporation reserves the right to amend or repeal any provision contained in this Second Amended and Restated Certificate in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Second Amended and Restated Certificate (including any Certificate of Designation) or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation required by law or by this Second Amended and Restated Certificate (including any Certificate of Designation), and subject to Section 1 and 2 of Article IV, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal or adopt any provision inconsistent with this Article XI, Section 2, 3 and 4 of Article IV, or Article V, Article VI, Article VII, Article VIII, Article IX or Article X (the “Specified Provisions”); provided, further, that if two-thirds (2/3) of the Whole Board has approved such amendment or repeal of, or any provision inconsistent with, the Specified Provisions, then only the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, the Specified Provisions.

***

Annex B-5

Annex C

Momentus Inc.

2021 EQUITY INCENTIVE PLAN

1.     Purposes of the Plan.    The purposes of this Plan are (a) to attract and retain the best available personnel to ensure the Company’s success and accomplish the Company’s goals; (b) to incentivize Employees, Directors and Independent Contractors with long-term equity-based compensation to align their interests with the Company’s stockholders; and (c) to promote the success of the Company’s business.

The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights and Stock Bonuses.

2.     Definitions.    As used herein, the following definitions will apply:

(a)     “Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

(b)     “Affiliate” means a Parent, a Subsidiary or any corporation or other entity that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

(c)     “Applicable Laws” means all applicable laws, rules, regulations and requirements, including, but not limited to, all applicable U.S. federal or state laws, rules and regulations, the rules and regulations of any stock exchange or quotation system on which the Common Stock is listed or quoted, and the applicable laws, rules and regulations of any other country or jurisdiction where Awards are, or will be, granted under the Plan or Participants reside or provide services to the Company or any Affiliate, as such laws, rules, and regulations shall be in effect from time to time.

(d)     “Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units or Stock Bonuses.

(e)     “Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(f)     “Board” means the Board of Directors of the Company.

(g)     “Cause” means, with respect to the termination of a Participant’s status as a Service Provider, except as otherwise defined in an Award Agreement, (i) in the case where there is no employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate of the Company and the Participant at the time of the grant of the Award (or where there is such an agreement but it does not define “cause” (or words of like import) or where it only applies upon the occurrence of a change in control and one has not yet taken place): (A) any material breach by Participant of any material written agreement between Participant and the Company; (B) any failure by Participant to comply with the Company’s material written policies or rules as they may be in effect from time to time; (C) neglect or persistent unsatisfactory performance of Participant’s duties; (D) Participant’s repeated failure to follow reasonable and lawful instructions from the Board or Chief Executive Officer; (E) Participant’s indictment for, conviction of, or plea of guilty or nolo contendre to, any felony or crime that results in, or is reasonably expected to result in, a material adverse effect on the business or reputation of the Company; (F) Participant’s commission of or participation in an act of fraud against the Company; (G) Participant’s commission of or participation in an act that results in material damage to the Company’s business, property or reputation; or (H) Participant’s unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (ii) in the case where there is an employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award that defines “cause” (or words of like import), “cause” as defined under such agreement; provided, however, that with regard to any agreement under which the definition of “cause” only applies on occurrence of a change in control, such definition of “cause” shall not apply until a change in control actually takes place and then only with regard to a termination thereafter. For purposes of clarity, a termination without “Cause” does not include

Annex C-1

any termination that occurs solely as a result of Participant’s death or Disability. The determination as to whether a Participant’s status as a Service Provider for purposes of the Plan has been terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. The foregoing definition does not in any way limit the Company’s ability (or that of any Affiliate or any successor thereto, as appropriate) to terminate a Participant’s employment or consulting relationship at any time, subject to Applicable Laws.

(h)     “Change in Control” except as may otherwise be provided in an Award Agreement or other applicable agreement, means the occurrence of any of the following:

(i)     The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if the Company’s stockholders immediately prior to such merger, consolidation or reorganization cease to directly or indirectly own immediately after such merger, consolidation or reorganization at least a majority of the combined voting power of the continuing or surviving entity’s securities outstanding immediately after such merger, consolidation or reorganization;

(ii)     The consummation of the sale, transfer or other disposition of all or substantially all of the Company’s assets (other than (x) to a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company, (y) to a corporation or other entity owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of the Common Stock of the Company or (z) to a continuing or surviving entity described in Section 2(h)(i) in connection with a merger, consolidation or reorganization which does not result in a Change in Control under Section 2(h)(i));

(iii)     A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

(iv)     The consummation of any transaction as a result of which any Person becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least fifty percent (50%) of the total voting power represented by the Company’s then outstanding voting securities. For purposes of this Section 2(h), the term “Person” shall have the same meaning as when used in Sections 13(d) and 14(d) of the Exchange Act but shall exclude:

(1)     a trustee or other fiduciary holding securities under an employee benefit plan of the Company or an Affiliate;

(2)     a corporation or other entity owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the Common Stock of the Company;

(3)     the Company; and

(4)     a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transactions. In addition, if any Person (as defined above) is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered to cause a Change in Control. If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a “change in the ownership or effective control of” the Company or “a change in the ownership of a substantial portion of the assets of” the Company as determined under Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(i)     “Code” means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(j)     “Committee” means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board in accordance with Section 4 hereof.

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(k)     “Common Stock” means the Class A common stock of the Company.

(l)     “Company” means Momentus Inc., a Delaware corporation, or any successor thereto.

(m)     “Determination Date” means any time when the achievement of the Performance Goals associated with the applicable Performance Period remains substantially uncertain; provided, however, that without limiting the foregoing, that if the Determination Date occurs on or before the date on which 25% of the Performance Period has elapsed, the achievement of such Performance Goals shall be deemed to be substantially uncertain.

(n)     “Director” means a member of the Board.

(o)     “Disability” means total and permanent disability as defined in Section 22(e)(3) of the Code in the case of Incentive Stock Options, and for all other Awards, means as determined by the Social Security Administration or the long-term disability plan maintained by the Company; provided however, that if the Participant resides outside of the United States, “Disability” shall have such meaning as is required by Applicable Laws.

(p)     “Effective Date” means         , 2021.

(q)     “Employee” means any person, including Officers and Directors, employed by the Company or any Affiliate of the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(r)     “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(s)     “Exchange Program” means a program under which outstanding Awards are amended to provide for a lower exercise price or surrendered or cancelled in exchange for (i) Awards with a lower exercise price, (ii) a different type of Award or awards under a different equity incentive plan, (iii) cash, or (iv) a combination of (i), (ii) and/or (iii). Notwithstanding the preceding, the term Exchange Program does not include (i) any action described in Section 15 or any action taken in connection with a Change in Control transaction nor (ii) any transfer or other disposition permitted under Section 14. For the purpose of clarity, each of the actions described in the prior sentence, none of which constitute an Exchange Program, may be undertaken (or authorized) by the Administrator in its sole discretion without approval by the Company’s stockholders.

(t)     “Fair Market Value” means, as of any date, the value of Common Stock determined as follows:

(i)     If the Common Stock is listed on any established stock exchange or a national market system, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in such source as the Administrator deems reliable;

(ii)     If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination, as reported in such source as the Administrator deems reliable; or

(iii)     In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator in compliance with Applicable Laws and regulations and in a manner that complies with Section 409A of the Code.

(u)     “Fiscal Year” means the fiscal year of the Company.

(v)     “Incentive Stock Option” means an Option that by its terms qualifies and is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(w)     “Independent Contractor” means any person, including an advisor, consultant or agent, engaged by the Company or an Affiliate to render services to such entity or who renders, or has rendered, services to the Company, or any Affiliate and is compensated for such services.

(x)     “Inside Director” means a Director who is an Employee.

(y)     “Insider” means an officer or director of the Company or any other person whose transactions in Common Stock are subject to Section 16 of the Exchange Act.

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(z)     “Nonstatutory Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(aa)     “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(bb)     “Option” means a stock option granted pursuant to the Plan.

(cc)     “Outside Director” means a Director who is not an Employee.

(dd)     “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of the corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(ee)     “Participant” means the holder of an outstanding Award.

(ff)     “Performance Goal” means a formula or standard determined by the Administrator with respect to each Performance Period based on one or more of the following criteria and any adjustment(s) thereto established by the Administrator: (1) sales or non-sales revenue; (2) return on revenues; (3) operating income; (4) income or earnings including operating income; (5) income or earnings before or after taxes, interest, depreciation and/or amortization; (6) income or earnings from continuing operations; (7) net income; (8) pre-tax income or after-tax income; (9) net income excluding amortization of intangible assets, depreciation and impairment of goodwill and intangible assets and/or excluding charges attributable to the adoption of new accounting pronouncements; (10) raising of financing or fundraising; (11) project financing; (12) revenue backlog; (13) gross margin; (14) operating margin or profit margin; (15) capital expenditures, cost targets, reductions and savings and expense management; (16) return on assets (gross or net), return on investment, return on capital, or return on stockholder equity; (17) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (18) performance warranty and/or guarantee claims; (19) stock price or total stockholder return; (20) earnings or book value per share (basic or diluted); (21) economic value created; (22) pre-tax profit or after-tax profit; (23) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share, completion of strategic agreements such as licenses, joint ventures, acquisitions, and the like, geographic business expansion, objective customer satisfaction or information technology goals, intellectual property asset metrics; (24) objective goals relating to divestitures, joint ventures, mergers, acquisitions and similar transactions; (25) objective goals relating to staff management, results from staff attitude and/or opinion surveys, staff satisfaction scores, staff safety, staff accident and/or injury rates, compliance, headcount, performance management, completion of critical staff training initiatives; (26) objective goals relating to projects, including project completion, timing and/or achievement of milestones, project budget, technical progress against work plans; and (27) enterprise resource planning. Awards issued to Participants may take into account other criteria (including subjective criteria). Performance Goals may differ from Participant to Participant, Performance Period to Performance Period and from Award to Award. Any criteria used may be measured, as applicable, (i) in absolute terms, (ii) in relative terms (including, but not limited to, any increase (or decrease) over the passage of time and/or any measurement against other companies or financial or business or stock index metrics particular to the Company), (iii) on a per share and/or share per capita basis, (iv) against the performance of the Company as a whole or against any Affiliate(s), or a particular segment(s), a business unit(s) or a product(s) of the Company or individual project company, (v) on a pre-tax or after-tax basis, (vi) on a GAAP or non-GAAP basis, and/or (vii) using an actual foreign exchange rate or on a foreign exchange neutral basis.

(gg)     “Performance Period” means the time period during which the Performance Goals or other vesting provisions must be satisfied for Awards. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Administrator.

(hh)     “Period of Restriction” means the period during which the transfer of Shares of Restricted Stock is subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(ii)     “Plan” means this 2021 Equity Incentive Plan.

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(jj)      “Restricted Stock” means Shares issued pursuant to a Restricted Stock award under Section 7 of the Plan.

(kk)     “Restricted Stock Unit” means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 8. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(ll)     “Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(mm)     “Section 16(b)” means Section 16(b) of the Exchange Act.

(nn)     “Service Provider” means an Employee, Director or Independent Contractor.

(oo)     “Share” means a share of the Common Stock, as adjusted in accordance with Section 15 of the Plan.

(pp)     “Stock Appreciation Right” means an Award, granted alone or in connection with an Option, that pursuant to Section 9 is designated as a Stock Appreciation Right.

(qq)     “Stock Bonus Award” means an Award granted pursuant to Section 10 of the Plan.

(rr)     “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

(ss)     “Tax-Related Items” means income tax, social insurance or other social contributions, national insurance, social security, payroll tax, fringe benefits tax, payment on account or other tax-related items.

3.     Stock Subject to the Plan.

(a)     Stock Subject to the Plan.    Subject to the provisions of Sections 3(b) and 15 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is will not exceed the sum of (i) [•] new Shares1, plus (ii) the number of Shares subject to awards or issued under the Company’s Amended and Restated 2018 Stock Plan and Space Apprentices Enterprise Inc. 2018 Stock Plan (the “Existing Plans”) that otherwise would have been returned to the Existing Plans on or after the Effective Date on account of the expiration, cancellation, forfeiture or repurchase of awards granted thereunder. The Shares may be authorized, but unissued, or reacquired Common Stock. Notwithstanding the foregoing, subject to the provisions of Section 15 below, in no event shall the maximum aggregate number of Shares that may be issued under the Plan pursuant to Incentive Stock Options exceed the number set forth in this Section 3(a) plus, to the extent allowable under Section 422 of the Code and the regulations promulgated thereunder, any Shares that again become available for issuance pursuant to Sections 3(b) and 3(c).

(b)     Automatic Share Reserve Increase.    The number of Shares available for issuance under the Plan will be increased on the first day of each Fiscal Year beginning with the 2022 Fiscal Year and ending on (and including) the first day of the 2031 Fiscal Year, in each case, in an amount equal to the lessor of (i)  three percent (3%) of the outstanding Shares on the last day of the immediately preceding Fiscal Year and (iii) such number of Shares determined by the Board.

(c)     Lapsed Awards.    To the extent an Award should expire or be forfeited or become unexercisable for any reason without having been exercised in full, or is surrendered pursuant to an Exchange Program, the unissued Shares that were subject thereto shall, unless the Plan shall have been terminated, continue to be available under the Plan for issuance pursuant to future Awards.  In addition, any Shares which are retained by the Company upon exercise of an Award in order to satisfy the exercise or purchase price for such Award or any withholding taxes due with respect to such Award shall be treated as not issued and shall continue to be available under the Plan for issuance pursuant to future Awards.  Shares issued under the Plan and later forfeited to the Company due to the failure to vest or repurchased by the Company at the original purchase price paid to the Company for the Shares (including, without limitation, upon forfeiture to or repurchase by the Company in connection with a Participant ceasing to be a Service

____________

1        Number will be equal to 7.5% of the aggregate number of shares of Combined Company Class A common stock issued and outstanding immediately after the Closing (after giving effect to the SRAC stockholder redemptions, if any).

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Provider) shall again be available for future grant under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan.

(d)     Assumption or Substitution of Awards by the Company.    The Administrator, from time to time, may determine to substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either: (a) assuming such award under this Plan or (b) granting an Award under this Plan in substitution of such other company’s award. Such assumption or substitution will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Administrator elects to assume an award granted by another company, subject to the requirements of Section 409A of the Code, the purchase price or the exercise price, as the case may be, and the number and nature of Shares issuable upon exercise or settlement of any such Award will be adjusted appropriately. In the event the Administrator elects to grant a new Option in substitution rather than assuming an existing option, such new Option may be granted with a similarly adjusted exercise price. Any awards that are assumed or substituted under this Plan shall not reduce the number of Shares authorized for grant under the Plan or authorized for grant to a Participant in any fiscal year.

4.     Administration of the Plan.

(a)     Procedure.

(i)     Multiple Administrative Bodies.    Different Committees with respect to different groups of Service Providers may administer the Plan.

(ii)     Rule 16b-3.    To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iii)     Other Administration.    Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

(b)     Powers of the Administrator.    Subject to the provisions of the Plan, the Administrator will have the authority, in its discretion:

(i)     to determine the Fair Market Value in accordance with Section 2(t)(iii);

(ii)     to select the Service Providers to whom Awards may be granted hereunder;

(iii)     to determine the number of Shares to be covered by each Award granted hereunder;

(iv)     to approve forms of Award Agreements for use under the Plan;

(v)     to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder; such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on Performance Goals), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator will determine;

(vi)     to institute and determine the terms and conditions of an Exchange Program; provided however, that the Administrator shall not implement an Exchange Program without the approval of the holders of a majority of the Shares that are present in person or by proxy and entitled to vote at any annual or special meeting of the Company’s stockholders;

(vii)     to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(viii)     correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

(ix)     to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations established for the purpose of satisfying non-U.S. Applicable Laws, for qualifying for favorable tax treatment under applicable non-U.S. Applicable Laws or facilitating compliance with non-U.S. Applicable Laws (sub-plans may be created for any of these purposes);

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(x)     to modify or amend each Award (subject to Section 22 of the Plan), including but not limited to the discretionary authority to extend the post-termination exercisability period of Awards, to accelerate vesting and to extend the maximum term of an Option (subject to Section 6(b) of the Plan regarding Incentive Stock Options);

(xi)     adjust Performance Goals to take into account changes in Applicable Laws or in accounting or tax rules, or such other extraordinary, unforeseeable, nonrecurring or infrequently occurring events or circumstances as the Administrator deems necessary or appropriate to avoid windfalls or hardships;

(xii)     to allow Participants to satisfy tax withholding obligations in such manner as prescribed in Section 16 of the Plan;

(xiii)     to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xiv)     to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award; and

(xv)     to make all other determinations deemed necessary or advisable for administering the Plan.

(c)     Effect of Administrator’s Decision.    The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards. Any dispute regarding the interpretation of the Plan or any Award Agreement shall be submitted by the Participant to the Company for review. Any Officer of the Company, including but not limited to Insiders, shall have the authority to review and resolve disputes with respect to Awards held by Participants who are not Insiders, and such resolution shall be final and binding on the Company and the Participant. Only the Committee shall have the authority to review and resolve disputes with respect to Awards held by Participants who are Insiders, and such resolution shall be final and binding on the Company and the Participant.

(d)     Delegation.    To the extent permitted by Applicable Laws, the Board or Committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or any part of its authority and powers under the Plan to one or more Directors or officers of the Company. To the extent permitted by Applicable Laws, the Board or Committee may delegate to one or more officers of the Company who may be (but are not required to be) Insiders (“Officers”), the authority to do any of the following (i) designate Employees who are not Insiders to be recipients of Awards, (ii) determine the number of Shares to be subject to such Awards granted to such designated Employees, and (iii) take any and all actions on behalf of the Board or Committee other than any actions that affect the amount or form of compensation of Insiders or have material tax, accounting, financial, human resource or legal consequences to the Company or its Affiliates; provided, however, that the Board or Committee resolutions regarding any delegation with respect to (i) and (ii) will specify the total number of Shares that may be subject to the Awards granted by such Officer and that such Officer may not grant an Award to himself or herself. Any Awards will be granted on the form of Award Agreement most recently approved for use by the Board or Committee, unless otherwise provided in the resolutions approving the delegation authority.

(e)     Administration of Awards Subject to Performance Goals.    The Administrator will, in its sole discretion, determine the Performance Goals, if any, applicable to any Award (including any adjustment(s) thereto that will be applied in determining the achievement of such Performance Goals) on or prior to the Determination Date. The Performance Goals may differ from Participant to Participant and from Award to Award. The Administrator shall determine and approve the extent to which such Performance Goals have been timely achieved and the extent to which the Shares subject to such Award have thereby been earned.

(f)     Section 16 of the Exchange Act.    Awards granted to Participants who are Insiders must be approved by two or more “non-employee directors” of the Board (as defined in the regulations promulgated under Section 16 of the Exchange Act).

5.     Award Eligibility.    Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Stock Bonuses may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

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6.     Stock Options.

(a)     Limitations.    Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Affiliate) exceeds one hundred thousand dollars ($100,000), such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the date the Option with respect to such Shares is granted. With respect to the Administrator’s authority in Section 4(b)(x), if, at the time of any such extension, the exercise price per Share of the Option is less than the Fair Market Value of a Share, the extension shall, unless otherwise determined by the Administrator, be limited to the earlier of (1) the maximum term of the Option as set by its original terms, or (2) ten (10) years from the grant date. Unless otherwise determined by the Administrator, any extension of the term of an Option pursuant to this Section 6(a) shall comply with Section 409A of the Code to the extent necessary to avoid taxation thereunder.

(b)     Term of Option.    The term of each Option will be stated in the Award Agreement. In the case of an Incentive Stock Option, the term will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Affiliate, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(c)     Option Exercise Price and Consideration.

(i)     Exercise Price.    The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(1)     In the case of an Incentive Stock Option

(A)     granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Affiliate, the per Share exercise price will be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant.

(B)     granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(2)     In the case of a Nonstatutory Stock Option, the per Share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(3)     Notwithstanding the foregoing, Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii)     Waiting Period and Exercise Dates.    At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised. An Option may become exercisable upon completion of a specified period of service with the Company or an Affiliate and/or based on the achievement of Performance Goals during a Performance Period as set out in advance in the Participant’s Award Agreement. If an Option is exercisable based on the satisfaction of Performance Goals, then the Administrator will: (x) determine the nature, length and starting date of any Performance Period for such Option; (y) select the Performance Goals to be used to measure the performance; and (z) determine what additional vesting conditions, if any, should apply.

(iii)     Form of Consideration.    The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration for both types of Options may consist entirely of: (1) cash; (2) check; (3) promissory note, to the extent permitted by Applicable Laws, (4) other Shares, provided that such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided that accepting

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such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (5) consideration received by the Company under a broker-assisted (or other) cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (6) by net exercise; (7) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or (8) any combination of the foregoing methods of payment.

(d)     Exercise of Option.

(i)     Procedure for Exercise; Rights as a Stockholder.    Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (i) a notice of exercise (in such form as the Administrator may specify from time to time) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with full payment of any applicable taxes or other amounts required to be withheld or deducted with respect to the Option). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 15 of the Plan.

(ii)     Termination of Relationship as a Service Provider.    If a Participant ceases to be a Service Provider, other than upon the Participant’s termination as the result of the Participant’s death, Disability or Cause, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iii)     Disability of Participant.    If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iv)     Death of Participant.    If a Participant dies while a Service Provider, the Option may be exercised following the Participant’s death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the person(s) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following Participant’s death. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

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(v)     Termination for Cause.    If a Participant ceases to be a Service Provider as a result of being terminated for Cause, any outstanding Option (including any vested portion thereof) held by such Participant shall immediately terminate in its entirety upon the Participant being first notified of his or her termination for Cause and the Participant will be prohibited from exercising his or her Option from and after the date of such termination. All the Participant’s rights under any Option, including the right to exercise the Option, may be suspended pending an investigation of whether Participant will be terminated for Cause.

7.     Restricted Stock.

(a)     Grant of Restricted Stock.    Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b)     Restricted Stock Agreement.    Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed. These restrictions may lapse upon the completion of a specified period of service with the Company or an Affiliate and/or based on the achievement of Performance Goals during a Performance Period as set out in advance in the Participant’s Award Agreement. If the unvested Shares of Restricted Stock are being earned upon the satisfaction of Performance Goals, then the Administrator will: (x) determine the nature, length and starting date of any Performance Period for each unvested Share; (y) select the Performance Goals to be used to measure the performance; and (z) determine what additional vesting conditions, if any, should apply.

(c)     Transferability.    Except as provided in this Section 7 or the Award Agreement, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(d)     Other Restrictions.    The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e)     Removal of Restrictions.    Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f)     Voting Rights.    During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g)     Dividends and Other Distributions.    During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares, unless the Administrator provides otherwise. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions, including, without limitation, restrictions on transferability and forfeitability, as the Shares of Restricted Stock with respect to which they were paid. During the Period of Restriction, such dividends or other distributions shall be subject to the same restrictions and risk of forfeiture as the shares of Restricted Stock with respect to which the dividends accrue and shall not be paid or distributed unless and until such related Shares have vested and been earned.

(h)     Return of Restricted Stock to Company.    On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will be cancelled and returned as unissued Shares to the Company and again will become available for grant under the Plan.

8.     Restricted Stock Units.

(a)     Grant.    Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units under the Plan, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions (if any) related to the grant, including the number of Restricted Stock Units.

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(b)     Vesting Criteria and Other Terms.    The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. A Restricted Stock Unit Award may vest upon completion of a specified period of service with the Company or an Affiliate and/or based on the achievement of Performance Goals during a Performance Period as set out in advance in the Participant’s Award Agreement. If Restricted Stock Units vest based upon satisfaction of Performance Goals, then the Administrator will: (x) determine the nature, length and starting date of any Performance Period for the Restricted Stock Units; (y) select the Performance Goals to be used to measure the performance; and (z) determine what additional vesting conditions, if any, should apply.

(c)     Earning Restricted Stock Units.    Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(d)     Dividend Equivalents.    The Administrator may, in its sole discretion, award dividend equivalents in connection with the grant of Restricted Stock Units that may be settled in cash, in Shares of equivalent value, or in some combination thereof. Absent a contrary provision in an Award Agreement, such dividend equivalents shall be subject to the same restrictions and risk of forfeiture as the Restricted Stock Units with respect to which the dividends accrue and shall not be paid or settled unless and until the related Restricted Stock Units have vested and been earned.

(e)     Form and Timing of Payment.    Payment of earned Restricted Stock Units will be made upon the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may only settle earned Restricted Stock Units in cash, Shares, or a combination of both.

(f)     Cancellation.    On the date set forth in the Award Agreement, all Shares underlying any unvested, unlapsed unearned Restricted Stock Units will be forfeited to the Company for future issuance.

9.     Stock Appreciation Rights.

(a)     Grant of Stock Appreciation Rights.    Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b)     Number of Shares.    The Administrator will have complete discretion to determine the number of Stock Appreciation Rights granted to any Service Provider.

(c)     Exercise Price and Other Terms.    The per share exercise price for the Shares to be issued pursuant to exercise of a Stock Appreciation Right will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan.

(d)     Stock Appreciation Right Agreement.    Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine. A Stock Appreciation Right may become exercisable upon completion of a specified period of service with the Company or an Affiliate and/or based on the achievement of Performance Goals during a Performance Period as set out in advance in the Participant’s Award Agreement. If a Stock Appreciation Right is exercisable based on the satisfaction of Performance Goals, then the Administrator will: (x) determine the nature, length and starting date of any Performance Period for such Stock Appreciation Right; (y) select the Performance Goals to be used to measure the performance; and (z) determine what additional vesting conditions, if any, should apply.

(e)     Expiration of Stock Appreciation Rights.    A Stock Appreciation Right granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6(b) relating to the maximum term and Section 6(d) relating to exercise also will apply to Stock Appreciation Rights.

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(f)     Payment of Stock Appreciation Right Amount.    Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i)     The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii)     The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon Stock Appreciation Right exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

10.     Stock Bonus Awards.

(a)     Awards of Stock Bonuses.    A Stock Bonus Award is an award of Shares to an eligible person without a purchase price that is not subject to any restrictions. All Stock Bonus Awards may but are not required to be made pursuant to an Award Agreement.

(b)     Terms of Stock Bonus Awards.    The Administrator will determine the number of Shares to be awarded to the Participant under a Stock Bonus Award.

(c)     Form of Payment to Participant.    Payment may be made in the form of cash, whole Shares, or a combination thereof, based on the Fair Market Value of the Shares subject to the Stock Bonus Award on the date of payment, as determined in the sole discretion of the Administrator.

11.     Outside Director Limitations.    Stock awards granted during a single fiscal year under the Plan or otherwise, taken together with any cash fees paid during such fiscal year for services on the Board, shall not exceed (i) $1,000,000 in total value for any Outside Director serving as the lead director of the Board or chair of the Board (including with respect to the first year of service) and (ii) $500,000 in total value for any other Outside Director, except with respect to the first year of service in which case any stock awards granted and cash fees paid will not exceed $1,000,000 in total value (calculating the value of any such stock awards, in each case, based on the grant date fair value of such stock awards for financial reporting purposes). Such applicable limit shall include the value of any stock awards that are received in lieu of all or a portion of any annual committee cash retainers or other similar cash based payments. Stock awards granted to an individual while he or she was serving in the capacity as an Employee or while he or she was an Independent Contractor but not an Outside Director will not count for purposes of the limitations set forth in this Section 11.

12.     Leaves of Absence/Transfer Between Locations.    The Administrator shall have the discretion to determine at any time whether and to what extent the vesting of Awards shall be suspended during any leave of absence; provided, however, that in the absence of such determination, vesting of Awards shall continue during any paid leave and shall be suspended during any unpaid leave (unless otherwise required by Applicable Laws). A Participant will not cease to be an Employee in the case of (i) any leave of absence approved by the Participant’s employer or (ii) transfers between locations of the Company or between the Company or any Affiliate. If an Employee is holding an Incentive Stock Option and such leave exceeds three (3) months then, for purposes of Incentive Stock Option status only, such Employee’s service as an Employee shall be deemed terminated on the first (1st) day following such three (3) month period and the Incentive Stock Option shall thereafter automatically treated for tax purposes as a Nonstatutory Stock Option in accordance with Applicable Laws, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to a written Company policy.

13.     Change in Time Commitment.    In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company or any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from full-time to part-time or takes an extended leave of absence) after the date of grant of any Award, the Committee or the Administrator, in that party’s sole discretion, may (x) make a corresponding reduction in the number of Shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (y) in lieu of or in combination with such a reduction, extend the vesting schedule applicable to such Award (in accordance with Section 409A of the Code, as applicable). In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so amended.

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14.     Transferability of Awards.    Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate provided, however, that in no event may any Award be transferred for consideration to a third-party financial institution.

15.     Adjustments; Dissolution or Liquidation; Merger or Change in Control.

(a)     Adjustments.    In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization (including a recapitalization through a large nonrecurring cash dividend) or reclassification of the Shares, subdivision of the Shares, a rights offering, a reorganization, merger, spin-off, split-up, repurchase, or exchange of Common Stock or other securities of the Company or other significant corporate transaction, or other change affecting the Common Stock occurs, the Administrator, in order to prevent dilution, diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will, in such manner as it may deem equitable, adjust the number, kind and class of securities that may be delivered under the Plan and/or the number, class, kind and price of securities covered by each outstanding Award. Notwithstanding the forgoing, all adjustments under this Section 15 shall be made in a manner that does not result in taxation under Section 409A of the Code.

(b)     Dissolution or Liquidation.    In the event of the proposed winding up, dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised or settled, an Award will terminate immediately prior to the consummation of such proposed action.

(c)     Corporate Transaction.    In the event of (i) a transfer of all or substantially all of the Company’s assets, (ii) a merger, consolidation or other capital reorganization or business combination transaction of the Company with or into another corporation, entity or person, (iii) the consummation of a transaction, or series of related transactions, in which any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of more than 50% of the Company’s then outstanding capital stock, or (iv) a Change in Control (each, a “Corporate Transaction”), each outstanding Award (vested or unvested) will be treated as the Administrator determines, which determination may be made without the consent of any Participant and need not treat all outstanding Awards (or portion thereof) in an identical manner. Such determination, without the consent of any Participant, may provide (without limitation) for one or more of the following in the event of a Corporate Transaction: (A) the continuation of such outstanding Awards by the Company (if the Company is the surviving corporation); (B) the assumption of such outstanding Awards by the surviving corporation or its parent; (C) the substitution by the surviving corporation or its parent of new options or other equity awards for such Awards; (D) the cancellation of such Awards in exchange for a payment to the Participants equal to the excess of (1) the Fair Market Value of the Shares subject to such Awards as of the closing date of such Corporate Transaction over (2) the exercise price or purchase price paid or to be paid (if any) for the Shares subject to the Awards; provided further, that at the discretion of the Administrator, such payment may be subject to the same conditions that apply to the consideration that will be paid to holders of Shares in connection with the transaction; provided, however, that any payout in connection with a terminated award shall comply with Section 409A of the Code to the extent necessary to avoid taxation thereunder; (E) the full or partial acceleration of exercisability or vesting and accelerated expiration of an outstanding Award and lapse of the Company’s right to repurchase or re-acquire Shares acquired under an Award or lapse of forfeiture rights with respect to Shares acquired under an Award; (F) the opportunity for Participants to exercise their Options prior to the occurrence of the Corporate Transaction and the termination (for no consideration) upon the consummation of such Corporate Transaction of any Options not exercised prior thereto; or (G) the cancellation of outstanding Awards in exchange for no consideration.

(d)     Change in Control.    An Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Award Agreement for such Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration will occur.

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16.     Tax.

(a)     Withholding Requirements.    Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or prior to any time the Award or Shares are subject to taxation or other Tax-Related Items, the Company and/or the Participant’s employer will have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy any Tax-Related Items or other items that are required to be withheld or deducted or otherwise applicable with respect to such Award.

(b)     Withholding Arrangements.    The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such withholding or deduction obligations or any other Tax-Related Items, in whole or in part by (without limitation) (a) paying cash, (b) electing to have the Company withhold otherwise deliverable cash or Shares, or (c) delivering to the Company already-owned Shares; provided that, unless specifically permitted by the Company, any proceeds derived from a cashless exercise must be an approved broker-assisted cashless exercise or the cash or Shares withheld or delivered must be limited to avoid financial accounting charges under applicable accounting guidance or Shares must have been previously held for the minimum duration required to avoid financial accounting charges under applicable accounting guidance. The Fair Market Value of the Shares to be withheld or delivered will be determined based on such methodology that the Company deems to be reasonable and in accordance with Applicable Laws.

(c)     Compliance With Section 409A of the Code.    Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the Code such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Section 409A of the Code (or an exemption therefrom) and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code (or an exemption therefrom), such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. In no event will the Company be responsible for or reimburse a Participant for any taxes or other penalties incurred as a result of applicable of Section 409A of the Code.

17.     No Effect on Employment or Service.    Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant’s relationship as a Service Provider with the Company or any Affiliate, nor will they interfere in any way with the Participant’s right or the Company’s or any Affiliate’s right to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

18.     Date of Grant.    The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

19.     Corporate Records Control.    In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of Shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the papering of the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

20.     Clawback/Recovery.    The Administrator may specify in an Award Agreement that the Participant’s rights, payments, and/or benefits with respect to an Award will be subject to reduction, cancellation, forfeiture, and/or recoupment upon the occurrence of certain specified events, in addition to any applicable vesting, performance or other conditions and restrictions of an Award. Notwithstanding any provisions to the contrary under this Plan, an Award granted under the Plan shall be subject to the Company’s clawback policy as may be established and/or amended from time to time. The Administrator may require a Participant to forfeit or return to and/or reimburse the Company for all or a portion of the Award and/or Shares issued under the Award, any amounts paid under the Award, and any payments or proceeds paid or provided upon disposition of the Shares issued under the Award, pursuant to the terms of such Company policy or as necessary or appropriate to comply with Applicable Laws.

Annex C-14

21.     Term of Plan.    Subject to Section 25 of the Plan, the Plan will become effective as of the Effective Date. The Plan will continue in effect, unless terminated earlier under Section 22 of the Plan. No Incentive Stock Options may be granted after [            ], 20311. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

22.     Amendment and Termination of the Plan.

(a)     Amendment and Termination.    The Administrator may at any time amend, alter, suspend or terminate the Plan.

(b)     Stockholder Approval.    The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c)     Effect of Amendment or Termination.    No amendment, alteration, suspension or termination of the Plan will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

23.     Conditions Upon Issuance of Shares.

(a)     Legal Compliance.    Shares will not be issued pursuant to the exercise or vesting (as applicable) of an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b)     Investment Representations.    As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

24.     Inability to Obtain Authority.    The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

25.     Stockholder Approval.    The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

26.     Governing Law.    The Plan and all Awards hereunder shall be construed in accordance with and governed by the laws of the State of Delaware, but without regard to its conflict of law provisions.

o  O  o

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1    Will be date that the SRAC board approves the revised plan.

Annex C-15

Annex D

MOMENTUS INC.

2021 EMPLOYEE STOCK PURCHASE PLAN

1.     General; Purpose.

(a)     Purpose. The Plan provides a means by which Eligible Employees and/or Eligible Service Providers of either the Company or a Designated Company may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees and/or Eligible Service Providers. The Company, by means of the Plan, seeks to retain and assist its Related Corporations or Affiliates in retaining the services of such Eligible Employees and Eligible Service Providers, to secure and retain the services of new Eligible Employees and Eligible Service Providers and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations and Affiliates.

(b)     Qualified and Non-Qualified Offerings Permitted. The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code, including without limitation, to extend and limit Plan participation in a uniform and non-discriminating basis. In addition, this Plan authorizes grants of Purchase Rights under the Non-423 Component that do not meet the requirements of an Employee Stock Purchase Plan. Except as otherwise provided in the Plan or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component. In addition, the Company may make separate Offerings which vary in terms (provided that such terms are not inconsistent with the provisions of the Plan or the requirements of an Employee Stock Purchase Plan, except in each case with respect to a Non-423 Component), and the Company will designate which Designated Company is participating in each separate Offering and if any Eligible Service Providers will be eligible to participate in a separate Offering. Eligible Employees will be able to participate in the 423 Component or Non-423 Component of the Plan. Eligible Service Providers will only be able to participate in the Non-423 Component of the Plan.

2.     Administration.

(a)     The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b)     The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)     To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii)     To designate from time to time which Related Corporations will be eligible to participate in the Plan as Designated 423 Corporations or as Designated Non-423 Corporations, which Affiliates will be eligible to participate in the Plan as Designated Non-423 Corporations, and which Designated Companies will participate in each separate Offering (to the extent that the Company makes separate Offerings).

(iii)     To designate from time to time which persons will be eligible to participate in the Non-423 Component of the Plan as Eligible Service Providers and which Eligible Service Providers will participate in each separate Offering (to the extent that the Company makes separate Offerings).

(iv)     To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(v)     To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(vi)     To suspend or terminate the Plan at any time as provided in Section 12.

Annex D-1

(vii)     To amend the Plan at any time as provided in Section 12.

(viii)     Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company, its Related Corporations, and Affiliates and to carry out the intent that the 423 Component be treated as an Employee Stock Purchase Plan.

(ix)     To adopt such rules, procedures and sub-plans relating to the operation and administration of the Plan as are necessary or appropriate under Applicable Laws to permit or facilitate participation in the Plan by Employees or Eligible Service Providers who are foreign nationals or employed or providing services or located or otherwise subject to the laws of a jurisdiction outside the United States. Without limiting the generality of, but consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans, which, for purposes of the Non-423 Component, may be beyond the scope of Section 423 of the Code, regarding, without limitation, eligibility to participate in the Plan, handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of share issuances, any of which may vary according to Applicable Laws.

(c)     The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board and Applicable Laws. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d)     All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3.     Shares of Common Stock Subject to the Plan.

(a)     Number of Shares Available; Automatic Increases. Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed [•]1 shares of Common Stock, plus the number of shares of Common Stock that are automatically added on the first day of each Fiscal Year beginning with the 2022 Fiscal Year and ending on (and including) the first day of the 2031 Fiscal Year, in each case, in an amount equal to the lesser of (i) half a percent (0.5%) of the total number of shares of Common Stock outstanding on the last day of the calendar month prior to the date of such automatic increase, and (ii) [•] shares of Common Stock.2 Notwithstanding the foregoing, the Board may act prior to the first day of any fiscal year to provide that there will be no increase in the share reserve for such fiscal year or that the increase in the share reserve for such fiscal year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence.

(b)     Share Recycling. If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(c)     Source of Shares. The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

____________

1         Number will be equal to 2% of the aggregate number of shares of Combined Company Class A common stock issued and outstanding immediately after the Closing (after giving effect to the SRAC stockholder redemptions, if any).

2         Number will be equal to 2% of the aggregate number of shares of Combined Company Class A common stock issued and outstanding immediately after the Closing (after giving effect to the SRAC stockholder redemptions, if any).

Annex D-2

4.     Grant of Purchase Rights; Offering.

(a)     Offerings. The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees and/or Eligible Service Providers under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and, with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering will be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the Offering Document or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b)     More than One Purchase Right. If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company: (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c)     Restart Provision Permitted. To the extent more than one Purchase Period is provided during an Offering, the Board will have the discretion to structure such Offering so that if the Fair Market Value of a Share on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a Share on the Offering Date for that Offering, then (i) that Offering will terminate as of the Purchase Date specified with respect to such Purchase Period, after giving effect to such purchase on the applicable Purchase Date, (ii) all Contribution amounts not applied to the purchase of Shares after giving effect to such purchase on the applicable Purchase Date shall be refunded to the applicable Participants and (iii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Offering Period and Purchase Period.

5.     Eligibility.

(a)     General. Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or, solely with respect to the Non-423 Component, Employees of an Affiliate or Eligible Service Providers.

(b)     Grant of Purchase Rights in Ongoing Offering. The Board may provide that Employees will not be eligible to be granted Purchase Rights under the Plan if, on the Offering Date, the Employee (i) has not completed at least two (2) years of service since the Employee’s last hire date (or such lesser period of time as may be determined by the Board in its discretion), (ii) customarily works not more than twenty (20) hours per week (or such lesser period of time as may be determined by the Board in its discretion), (iii) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Board in its discretion), (iv) is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code, or (v) has not satisfied such other criteria as the Board may determine consistent with Section 423 of the Code. Unless otherwise determined by the Board for any Offering Period, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee customarily works more than twenty (20) hours per week and more than five (5) months per calendar year.

(c)     5% Stockholders Excluded. No Employee will be eligible for the grant of any Purchase Rights if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five (5) percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d)     $25,000 Limit. As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds U.S. $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

Annex D-3

(e)     Service Requirement. An Eligible Service Provider will not be eligible to be granted Purchase Rights unless the Eligible Service Provider is providing bonafide services to the Company or a Designated Company on the applicable Offering Date.

(f)     Non-423 Component Offerings. Notwithstanding anything set forth herein except for Section 5(d) above, the Board may establish additional eligibility requirements, or fewer eligibility requirements, for Employees and/or Eligible Service Providers with respect to Offerings made under the Non-423 Component even if such requirements are not consistent with Section 423 of the Code.

6.     Purchase Rights; Purchase Price.

(a)     Grant and Maximum Contribution Rate. On each Offering Date, each Eligible Employee or Eligible Service Provider, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock (rounded down to the nearest whole share) purchasable either with a percentage or with a maximum dollar amount, as designated by the Board; provided however, that in the case of Eligible Employees, such percentage or maximum dollar amount will in either case not exceed 15% of such Employee’s earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering, unless otherwise provided for in an Offering.

(b)     Purchase Dates. The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c)     Other Purchase Limitations. In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering, and (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable on exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.

(d)     Purchase Price. The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be not less than the lesser of:

(i)     an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii)     an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7.     Participation; Withdrawal; Termination.

(a)     Enrollment. An Eligible Employee may elect to authorize payroll deductions as the means of making Contributions by completing and delivering to the Company, within the time specified by the Company, an enrollment form provided by the Company or any third party designated by the Company (each, a “Company Designee”). The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Laws require that Contributions be deposited with a Company Designee or otherwise be segregated.

(b)     Contributions. If permitted in the Offering, a Participant may begin Contributions with the first payroll or payment date occurring on or after the Offering Date (or, in the case of a payroll date or payment date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll or payment will be included in the new Offering) or on such other date as set forth in the Offering. If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions.

Annex D-4

If required under Applicable Laws or if specifically provided in the Offering, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through a payment by cash, check, or wire transfer prior to a Purchase Date, in a manner directed by the Company or a Company Designee.

(c)     Withdrawals. During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company or a Company Designee a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. On such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of his or her accumulated but unused Contributions without interest and such Participant’s Purchase Right in that Offering will then terminate. A Participant’s withdrawal from that Offering will have no effect on his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(d)     Termination of Eligibility. Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Eligible Employee or Eligible Service Provider for any reason or for no reason, or (ii) is otherwise no longer eligible to participate. The Company shall have the exclusive discretion to determine when Participant is no longer actively providing services and the date of the termination of employment or service for purposes of the Plan. As soon as practicable, the Company will distribute to such individual all of his or her accumulated but unused Contributions without interest.

(e)     Leave of Absence. For purposes of this Section 7, an Employee will not be deemed to have terminated employment or failed to remain in the continuous employ of the Company or of a Designated Company in the case of sick leave, military leave, or any other leave of absence approved by the Company; provided that such leave is for a period of not more than three (3) months or reemployment upon the expiration of such leave is guaranteed by contract or statute. The Company will have sole discretion to determine whether a Participant has terminated employment and the effective date on which the Participant terminated employment, regardless of any notice period or garden leave required under local law.

(f)     Transfers. Unless otherwise determined by the Board, a Participant whose employment (or in the case of Eligible Service Providers, service) transfers or whose employment (or in the case of Eligible Service Providers, service) terminates with an immediate rehire (or in the case of Eligible Service Providers, reengagement) with no break in employment (or in the case of Eligible Service Providers, service) by or between the Company and a Designated Company or between Designated Companies will not be treated as having terminated employment (or in the case of Eligible Service Providers, service) for purposes of participating in the Plan or an Offering; however, if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Purchase Right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Purchase Right will remain non-qualified under the Non-423 Component. In the event that a Participant’s Purchase Right is terminated under the Plan, the Company will distribute as soon as practicable to such individual all of his or her accumulated but unused Contributions.

(g)     No Transfers of Purchase Rights. During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.

(h)     No Interest. Unless otherwise specified in the Offering or required by Applicable Law, the Company will have no obligation to pay interest on Contributions.

8.     Exercise of Purchase Rights.

(a)     On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock (rounded down to the nearest whole share), up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b)     Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock on the final Purchase Date in an Offering, then such remaining amount will roll over to the next Offering.

Annex D-5

(c)     No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued on such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all Applicable Laws. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than three (3) months from the original Purchase Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all Applicable Laws, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed as soon as practicable to the Participants without interest.

9.     Covenants of the Company. The Company will seek to obtain from each U.S. federal or state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights or to issue and sell Common Stock on exercise of such Purchase Rights.

10.     Designation of Beneficiary.

(a)     The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock or Contributions from the Participant’s account under the Plan if the Participant dies before such shares or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation or change must be on a form approved by the Company or as approved by the Company for use by a Company Designee.

(b)     If a Participant dies, in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and Contributions, without interest, to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11.     Capitalization Adjustments; Dissolution or Liquidation; Corporate Transactions.

(a)     Capitalization Adjustment. In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding, and conclusive.

(b)     Dissolution or Liquidation. In the event of a dissolution or liquidation of the Company, the Board will shorten any Offering then in progress by setting a New Purchase Date prior to the consummation of such proposed dissolution or liquidation. The Board will notify each Participant in writing, prior to the New Purchase Date that the Purchase Date for the Participant’s Purchase Rights has been changed to the New Purchase Date and that such Purchase Rights will be automatically exercised on the New Purchase Date, unless prior to such date the Participant has withdrawn from the Offering as provided in Section 7.

(c)     Corporate Transaction. In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of

Annex D-6

Common Stock (rounded down to the nearest whole share) prior to the Corporate Transaction under the outstanding Purchase Rights (with such actual date to be determined by the Board in its sole discretion), and the Purchase Rights will terminate immediately after such purchase. The Board will notify each Participant in writing, prior to the New Purchase Date that the Purchase Date for the Participant’s Purchase Rights has been changed to the New Purchase Date and that such Purchase Rights will be automatically exercised on the New Purchase Date, unless prior to such date the Participant has withdrawn from the Offering as provided in Section 7.

(d)     Spin-Off. In the event of a spin-off or similar transaction involving the Company, the Board may take actions deemed necessary or appropriate in connection with an ongoing Offering and subject to compliance with Applicable Laws (including the assumption of Purchase Rights under an ongoing Offering by the spun-off company, or shortening an Offering and scheduling a new Purchase Date prior to the closing of such transaction). In the absence of any such action by the Board, a Participant in an ongoing Offering whose employer ceases to qualify as a Related Corporation as of the closing of a spin-off or similar transaction will be treated in the same manner as if the Participant had terminated employment (as provided in Section 7(d)).

12.     Amendment, Termination or Suspension of the Plan.

(a)     Plan Amendment. The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by Applicable Laws, including any amendment that either (i) increases the number of shares of Common Stock available for issuance under the Plan, (ii) expands the class of individuals eligible to become Participants and receive Purchase Rights, (iii) materially increases the benefits accruing to Participants under the Plan or reduces the price at which shares of Common Stock may be purchased under the Plan, (iv) extends the term of the Plan, or (v) expands the types of awards available for issuance under the Plan, but in each of (i) through (v) above only to the extent stockholder approval is required by Applicable Laws.

(b)     Suspension or Termination. The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(c)     No Impairment of Rights. Any benefits, privileges, entitlements, and obligations under any outstanding Purchase Rights granted before an amendment, suspension, or termination of the Plan will not be materially impaired by any such amendment, suspension, or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain any special tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right or the 423 Component complies with the requirements of Section 423 of the Code.

(d)     Corrections and Administrative Procedures. Notwithstanding anything in the Plan to the contrary, the Board will be entitled to: (i) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (ii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iii) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code; and (iv) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

13.     Tax Matters.

(a)     Section 409A of the Code. Purchase Rights granted under the 423 Component are intended to be exempt from the application of Section 409A of the Code under U.S. Treasury Regulation Section 1.409A-1(b)(5)(ii). Purchase Rights granted under the Non-423 Component to U.S. taxpayers are intended to be exempt from the application

Annex D-7

of Section 409A of the Code under the short-term deferral exception and any ambiguities will be construed and interpreted in accordance with such intent. Subject to Section 13(b) below, Purchase Rights granted to U.S. taxpayers under the Non-423 Component will be subject to such terms and conditions that will permit such Purchase Rights to satisfy the requirements of the short-term deferral exception available under Section 409A of the Code, including the requirement that the shares subject to a Purchase Right be delivered within the short-term deferral period. Subject to Section 13(b) below, in the case of a Participant who would otherwise be subject to Section 409A of the Code, to the extent the Board determines that a Purchase Right or the exercise, payment, settlement, or deferral thereof is subject to Section 409A of the Code, the Purchase Right will be granted, exercised, paid, settled, or deferred in a manner that will comply with Section 409A of the Code, including U.S. Department of Treasury regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the adoption of the Plan. Notwithstanding the foregoing, the Company will have no liability to a Participant or any other party if the Purchase Right that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Board with respect thereto.

(b)     No Guarantee of Tax Treatment. Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States, or (ii) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan, including Section 13(a) above. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under the Plan.

14.     Tax Withholding. The Participant will make adequate provision to satisfy the Tax-Related Items withholding obligations, if any, of the Company and/or the applicable Designated Company which arise with respect to Participant’s participation in the Plan or upon the disposition of the shares of the Common Stock. The Company and/or the Designated Company may, but will not be obligated to, withhold from the Participant’s compensation or any other payments due the Participant the amount necessary to meet such withholding obligations, withholding a sufficient whole number of shares of Common Stock issued following exercise having an aggregate value sufficient to pay the Tax-Related Items or withhold from the proceeds of the sale of shares of Common Stock, either through a voluntary sale or a mandatory sale arranged by the Company or any other method of withholding that the Company and/or the Designated Company deems appropriate. The Company and/or the Designated Company will have the right to take such other action as may be necessary in the opinion of the Company or a Designated Company to satisfy withholding and/or reporting obligations for such Tax-Related Items. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

15.     Effective Date of Plan. The Plan will become effective on the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or, if required under Section 12(a) above, amended) by the Board.

16.     Miscellaneous Provisions.

(a)     Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b)     A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired on exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c)     The Plan and Offering do not constitute an employment or service contract. Nothing in the Plan or in the Offering will in any way alter the at-will nature of a Participant’s employment, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue his or her employment or service relationship with the Company, a Related Corporation, or an Affiliate, or on the part of the Company, a Related Corporation, or an Affiliate to continue the employment or service of a Participant.

(d)     The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflicts of laws rules. For purposes of litigating any dispute that may arise directly or indirectly from the Plan or any Offering, the parties hereby submit and consent to the exclusive jurisdiction of the State of Delaware and agree that any such litigation shall be conducted only in the courts of Delaware or the federal courts of the United States located in Delaware and no other courts.

Annex D-8

(e)     If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

(f)     If any provision of the Plan does not comply with Applicable Laws, such provision will be construed in such a manner as to comply with Applicable Laws.

17.     Definitions. As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a)     “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(b)     “Affiliate” means any entity, other than a Related Corporation, in which the Company has an equity or other ownership interest or that is directly or indirectly controlled by, controls, or is under common control with the Company, in all cases, as determined by the Board, whether now or hereafter existing.

(c)     “Applicable Laws” means all applicable laws, rules, regulations and requirements, including, but not limited to, all applicable U.S. federal or state laws, rules and regulations, the rules and regulations of any stock exchange or quotation system on which the Common Stock is listed or quoted, and the applicable laws, rules and regulations of any other country or jurisdiction where Purchase Rights are, or will be, granted under the Plan or Participants reside or provide services to the Company or any Related Corporation or Affiliate, as such laws, rules, and regulations shall be in effect from time to time.

(d)     “Board” means the Board of Directors of the Company.

(e)     “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(f)     “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(g)     “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(h)     “Common Stock” means the common stock of the Company.

(i)     “Company” means Momentus Inc., a Delaware corporation.

(j)     “Contributions” means the payroll deductions or other payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already contributed the maximum permitted amount of payroll deductions and other payments during the Offering.

(k)     “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)     a transfer of all or substantially all of the Company’s assets;

(ii)     a merger, consolidation or other capital reorganization or business combination transaction of the Company with or into another corporation, entity or person; or

Annex D-9

(iii)     the consummation of a transaction, or series of related transactions, in which any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of more than 50% of the Company’s then outstanding capital stock.

(l)     “Designated 423 Corporation” means any Related Corporation selected by the Board as participating in the 423 Component.

(m)     “Designated Company” means any Designated Non-423 Corporation or Designated 423 Corporation, provided, however, that at any given time, a Related Corporation participating in the 423 Component will not be a Related Corporation participating in the Non-423 Component.

(n)     “Designated Non-423 Corporation” means any Related Corporation or Affiliate selected by the Board as participating in the Non-423 Component.

(o)     “Director” means a member of the Board.

(p)     “Effective Date” means             , 2021.

(q)     “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan. For purposes of the Plan, the employment relationship will be treated as continuing intact while the Employee is on sick leave or other leave of absence approved by the Company or a Related Corporation or Affiliate that directly employs the Employee. Where the period of leave exceeds three (3) months and the Employee’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated three (3) months and one (1) day following the commencement of such leave.

(r)     “Eligible Service Provider” means a natural person other than an Employee or Director who (i) is designated by the Committee to be an “Eligible Service Provider,” (ii) provides bonafide services to the Company or a Related Corporation, (iii) is not a U.S. taxpayer and (iv) meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such person also meets the requirements for eligibility to participate set forth in the Plan.

(s)     “Employee” means any person, including an Officer or Director, who is treated as an employee in the records of the Company or a Related Corporation or Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(t)     “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(u)     “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(v)     “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i)     If the Common Stock is listed on any established stock exchange or a national market system, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the date of determination, as reported in such source as the Board deems reliable;

(ii)     If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value will be the mean of the closing bid and asked prices for the Common Stock on the date of determination, as reported in such source as the Board deems reliable; or

(iii)     In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Board in compliance with Applicable Laws and in a manner that complies with Sections 409A of the Code.

(w)     “Fiscal Year” means the fiscal year of the Company.

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(x)     “New Purchase Date” means a new Purchase Date set by shortening any Offering then in progress.

(y)     “Non-423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees and Eligible Service Providers.

(z)     “Offering” means the grant to Eligible Employees or Eligible Service Providers of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(aa)     “Offering Date” means a date selected by the Board for an Offering to commence.

(bb)     “Offering Period” means a period with respect to which the right to purchase Common Stock may be granted under the Plan, as determined by the Board pursuant to the Plan.

(cc)     “Officer” means a person who is an officer of the Company or a Related Corporation or Affiliate within the meaning of Section 16 of the Exchange Act.

(dd)     “Participant” means an Eligible Employee or Eligible Service Provider who holds an outstanding Purchase Right.

(ee)     “Plan” means this Momentus Inc. 2021 Employee Stock Purchase Plan, including both the 423 Component and the Non-423 Component, as amended from time to time.

(ff)     “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(gg)     “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(hh)     “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(ii)      “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(jj)     “Securities Act” means the U.S. Securities Act of 1933, as amended.

(kk)     “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising in relation to a Participant’s participation in the Plan and legally applicable to a Participant.

(ll)     “Trading Day” means any day on which the exchange or market on which shares of Common Stock are listed is open for trading.

o  O  o

Annex D-11

Annex E

EXECUTION

October 7, 2020

Stable Road Acquisition Corp.

1345 Abbott Kinney Boulevard

Venice, California 90291

RE: Surrender and Potential Forfeiture of Parent Class B Common Stock

Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”), to be dated as of the date hereof, by and among Momentus Inc., a Delaware corporation (the “Company”), Stable Road Acquisition Corp., a Delaware corporation (“Parent”), Project Marvel First Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent, and Project Marvel Second Merger Sub, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent. This letter agreement (this “Letter Agreement”) is being entered into and delivered by Parent, SRC-NI Holdings, LLC, a Delaware limited liability company (“Sponsor”), and SRAC PIPE Partners LLC, a Delaware limited liability company (“SRAC Partners”) in connection with the transactions contemplated by the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent and Sponsor hereby agree as follows:

1.      Sponsor represents and warrants that (i) it holds 4,136,029 of the issued and outstanding shares of Class B common stock, par value $0.0001 per share, of Parent (the “Parent Class B Common Stock”) and (ii) SRAC Partners holds 176,471 of the issued and outstanding shares of Parent Class B Common Stock, as of the date of this Letter Agreement. As of the date hereof, there are 4,312,500 shares of Parent Class B Common Stock issued and outstanding.

2.      Subject to the satisfaction or waiver of each of the conditions to Closing set forth in Sections 8.1 and 8.3 of the Merger Agreement, immediately prior to and conditioned upon the consummation of the Closing, Sponsor shall surrender 1,437,500 shares of Parent Class B Common Stock (the “Sponsor Contingent Closing Shares”) if, and only if, (i) the amount in the Trust Account (for the avoidance of doubt, prior to giving effect to the Parent Stockholder Redemptions and the payment of any Parent Transaction Costs), minus (ii) the aggregate amount of cash proceeds that will be required to satisfy the Parent Stockholder Redemptions (the result of clauses (i) minus (ii), the “Remaining Trust Amount”), is less than $100,000,000, in which event the Sponsor Contingent Closing Shares will be cancelled by Parent for no consideration. For the avoidance of doubt, if the Remaining Trust Amount is equal to or greater than $100,000,000, then the Sponsor Contingent Closing Shares shall not be subject to forfeiture, cancellation or vesting.

3.      Subject to the satisfaction or waiver of each of the conditions to Closing set forth in Sections 8.1 and 8.3 of the Merger Agreement, effective immediately prior to and conditioned upon the consummation of the Closing, Sponsor and SRAC Partners each hereby waive any and all rights they have or will have under Section 4.3(b)(ii) of Parent’s Amended and Restated Certificate of Incorporation to receive, with respect to each share of Parent Class B Common Stock held by Sponsor or SRAC Partners, more than one (1) share of Parent Class A Common Stock upon automatic conversion of such shares of Parent Class B Common Stock in accordance with Parent’s Amended and Restated Certificate of Incorporation in connection with the consummation of the Transactions. Without limitation of the foregoing, upon the consummation of the Transactions, Sponsor and SRAC Partners each hereby acknowledge and agree that pursuant to Section 4.3(b)(i) of Parent’s Amended and Restated Certificate of Incorporation, each share of Parent Class B Common Stock held by either Sponsor or SRAC Partners shall automatically convert into one (1) share of Parent Class A Common Stock.

4.      Upon and subject to the Closing, 1,437,500 shares of Parent Class A Common Stock owned by Sponsor (the “Sponsor Earnout Shares”) shall become subject to potential forfeiture upon the terms set forth in Article III of the Merger Agreement, such that such Sponsor Earnout Shares shall be forfeited if, and only if, the applicable vesting condition(s) set forth in Article III of the Merger Agreement are not satisfied

Annex E-1

prior to the expiration of the Earnout Period. If all or any portion of the Sponsor Earnout Shares vest in accordance with the terms of the Merger Agreement, any restrictive legends that have been placed on the Sponsor Earnout Shares, other than those, if any, required by applicable securities laws, shall be removed (and Parent hereby agrees to promptly cause the removal of such restrictive legends that have been placed on the applicable portion of the Sponsor Earnout Shares), and such vested Sponsor Earnout Shares shall not thereafter be subject to forfeiture, cancellation or additional vesting.

5.      During the period commencing on the date hereof and ending on the earlier of the Closing and the termination of the Merger Agreement pursuant to Article IX thereof, if, and as often as, the outstanding shares of Parent Class A Common Stock or Parent Class B Common Stock shall have been changed into a different number of shares or a different class, by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange, or any similar event shall have occurred, then the number of Sponsor Contingent Closing Shares and Sponsor Earnout Shares to be surrendered or forfeited pursuant to Section 2 or Section 4 of this Letter Agreement (and, in the case of the Sponsor Earnout Shares, Article III of the Merger Agreement), will in each case be equitably adjusted to reflect such change.

6.      Holders of the Sponsor Earnout Shares shall be entitled to vote such Sponsor Earnout Shares and receive dividends and other distributions in respect thereof prior to the vesting of such Sponsor Earnout Shares in accordance with the terms herein; provided, that any such dividends and other distributions in respect of the Sponsor Earnout Shares that are subject to vesting pursuant to the terms herein at the time of payment of such dividend or other distribution shall be set aside by Parent and shall be paid to the holder of such Sponsor Earnout Shares promptly following the vesting thereof (as applicable).

7.      Parent, Sponsor and to the extent applicable, SRAC Partners are subject to the terms and conditions of that certain letter agreement dated November 7, 2019 in connection with the initial public offering of Parent (the “Prior Letter Agreement”). The parties hereto acknowledge and agree that the Prior Letter Agreement shall survive the consummation of the Transactions in accordance with its terms, and Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, the Prior Letter Agreement; provided, that the parties agree that (and the Company, by its acceptance of this Letter Agreement, acknowledges that) (i) the phrase “one year” in clause (A) of Section 7(a) of the Prior Letter Agreement is hereby replaced with the phrase “six months”, and (ii) the phrase “at least 150 days” in clause (B)(x) of Section (7)(a) of the Prior Letter Agreement is hereby deleted.

8.      During the period commencing on the date hereof and ending on the earlier of the Closing and the termination of the Merger Agreement pursuant to Article IX thereof, Sponsor shall not, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), modify or amend any Contract between or among Sponsor or any Affiliate of Sponsor (other than Parent or any of its Subsidiaries), on the one hand, and Parent or any of Parent’s Subsidiaries, on the other hand (including, for the avoidance of doubt, the Prior Letter Agreement).

9.      Sponsor and SRAC Partners each hereby acknowledge that they have read the Merger Agreement and this Letter Agreement and have had the opportunity to consult with their tax and legal advisors with respect thereto. Sponsor and SRAC Partners shall each be bound by and comply with Section 7.2 (Parent No Solicitation) and the final sentence of Section 7.8(c) (Confidentiality; Communications Plan; Access to Information) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if Sponsor and SRAC Partners were original signatories to the Merger Agreement with respect to such provisions, mutatis mutandis.

10.    During the period commencing on the date hereof and ending on the earlier of the Closing and the termination of the Merger Agreement pursuant to Article IX thereof, at any meeting of the stockholders of Parent, or at any postponement or adjournment thereof, called to seek the affirmative vote of the holders of the outstanding Parent Shares entitled to vote thereon to adopt the Merger Agreement or in any other circumstances upon which a vote, consent or other approval of the stockholders of Parent with respect to the Merger Agreement, the Mergers or the other transactions contemplated by the Merger Agreement is sought, Sponsor and SRAC Partners shall each vote (or cause to be voted) all Parent Shares entitled to vote thereon currently or hereinafter owned by Sponsor and SRAC Partners in favor of the foregoing.

Annex E-2

11.    During the period commencing on the date hereof and ending on the earlier of the Closing and the termination of the Merger Agreement pursuant to Article IX thereof, at any meeting of the stockholders of Parent or at any postponement or adjournment thereof or in any other circumstances upon which Sponsor’s and SRAC Partners’ vote, consent or other approval (including by written consent) of the stockholders of Parent is sought, Sponsor and SRAC Partners shall each vote (or cause to be voted) all Parent Shares entitled to vote thereon, currently or hereinafter owned by Sponsor and SRAC Partners against and withhold consent with respect to any Parent Acquisition Transaction (other than the Merger Agreement and the transactions contemplated thereby, including the Mergers). Neither Sponsor nor SRAC Partners shall commit or agree to take any action in contravention of the foregoing that would be effective prior to the earlier of the Closing and the termination of the Merger Agreement pursuant to Article IX thereof.

12.    During the period commencing on the date hereof and ending on the earlier of the Closing and the termination of the Merger Agreement pursuant to Article IX thereof, without the prior written consent of the Company, Sponsor and SRAC Partners each agree not to (a) transfer any Parent Shares or (b) deposit any Parent Shares into a voting trust or enter into a voting agreement or any similar agreement, arrangement or understanding with respect to Parent Shares or grant any proxy (except as otherwise provided herein), consent or power of attorney with respect thereto (other than pursuant to this Letter Agreement) that conflict with Sponsor’s and SRAC Partners’ obligations pursuant to Section 10 or Section 11; provided, that Sponsor and SRAC Partners each may, without the Company’s prior written consent, transfer any such Parent Shares to any Affiliate of Sponsor or SRAC Partners, respectively, if, and only if, the transferee of such Parent Shares evidences in a writing reasonably satisfactory to Parent such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as Sponsor or SRAC Partners, respectively (to the extent applicable to such transferred Parent Shares).

13.    During the period commencing on the date hereof and ending on the earlier of the Closing and the termination of the Merger Agreement pursuant to Article IX thereof, Sponsor and SRAC Partners each agree that any Parent Shares that either Sponsor or SRAC Partners purchases or otherwise hereinafter acquires or with respect to which either otherwise acquires voting power after the execution of this Letter Agreement and prior to the earlier of the Closing and the termination of the Merger Agreement pursuant to Article IX thereof shall be subject to the terms and conditions of this Letter Agreement to the same extent as if they were owned by Sponsor or SRAC Partner as of the date hereof.

14.    Sponsor hereby represents and warrants to Parent as follows:

(a) Sponsor has the full power and authority to make, enter into and carry out the terms of this Letter Agreement. This Letter Agreement has been duly and validly executed and delivered by Sponsor and constitutes a valid and binding agreement of Sponsor enforceable against it in accordance with its terms, subject to the Remedies Exception.

(b) As of the date hereof, Sponsor is the owner of 495,000 shares of Parent Class A Common Stock, 4,136,029 shares of Parent Class B Common Stock, and 247,500 Private Placement Warrants, free and clear of any and all Liens, other than those (i) created by this Letter Agreement, the Prior Letter Agreement, the Charter Documents of Parent, the Merger Agreement, the Registration Rights Agreement dated November 7, 2019, by and among Parent, the Sponsor and Cantor Fitzgerald & Co. (the “RRA”) or as otherwise disclosed pursuant to any Parent SEC Reports filed prior to the date hereof or (ii) arising under applicable securities Laws, and Sponsor does not own any other capital stock or other voting securities, or any rights to purchase or acquire any shares of capital stock or other equity securities of, Parent. Sponsor has and will have until the earlier of the Closing and the termination of the Merger Agreement pursuant to Article IX thereof sole voting power (including the right to control such vote as contemplated herein), power of disposition, power to issue instructions with respect to the matters set forth in this Letter Agreement and power to agree to all of the matters applicable to Sponsor set forth in this Letter Agreement.

(c) The execution and delivery of this Letter Agreement by Sponsor does not, and the performance by Sponsor of the obligations under this Letter Agreement and the compliance by Sponsor with any provisions hereof do not and will not: (i) conflict with or violate any Law applicable to Sponsor, (ii) contravene or conflict with, or result in any violation or breach of, any provision of any charter, articles of association, operating agreement or similar formation or governing documents and instruments of Sponsor, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse

Annex E-3

of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Parent Shares owned by Sponsor pursuant to any Contract to which Sponsor is a party or by which Sponsor is bound, except, in the case of clause (i), (ii) or (iii), as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of Sponsor to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Sponsor in connection with the execution and delivery of this Letter Agreement or the consummation by Sponsor of the transactions contemplated hereby, except as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of Sponsor to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(e) As of the date hereof, there is no action pending against, or, to the knowledge of Sponsor, threatened against Sponsor that would reasonably be expected to materially impair the ability of Sponsor to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(f) Except for this Letter Agreement and the Prior Letter Agreement, Sponsor has not: (i) entered into any voting agreement, voting trust or any similar agreement, arrangement or understanding, with respect to any Parent Shares or other equity securities of Parent owned by Sponsor, (ii) granted any proxy, consent or power of attorney with respect to any Parent Shares or other equity securities of Parent owned by Sponsor (other than as contemplated by this Letter Agreement) or (iii) entered into any agreement, arrangement or understanding that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Letter Agreement.

(g) Sponsor understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Sponsor’s execution and delivery of this Letter Agreement.

15.    SRAC Partners hereby represents and warrants to Parent as follows:

(a) SRAC Partners has the full power and authority to make, enter into and carry out the terms of this Letter Agreement. This Letter Agreement has been duly and validly executed and delivered by SRAC Partners and constitutes a valid and binding agreement of SRAC Partners enforceable against it in accordance with its terms, subject to the Remedies Exception.

(b) As of the date hereof, SRAC Partners is the owner of 0 shares of Parent Class A Common Stock, 176,471 shares of Parent Class B Common Stock, and 0 Private Placement Warrants, free and clear of any and all Liens, other than those (i) created by this Letter Agreement, the Prior Letter Agreement, the Charter Documents of Parent, the Merger Agreement, the RRA or as otherwise disclosed pursuant to any Parent SEC Reports filed prior to the date hereof or (ii) arising under applicable securities Laws, and SRAC Partners does not own any other capital stock or other voting securities, or any rights to purchase or acquire any shares of capital stock or other equity securities of, Parent. SRAC Partners has and will have until the earlier of the Closing and the termination of the Merger Agreement pursuant to Article IX thereof sole voting power (including the right to control such vote as contemplated herein), power of disposition, power to issue instructions with respect to the matters set forth in this Letter Agreement and power to agree to all of the matters applicable to SRAC Partners set forth in this Letter Agreement.

(c) The execution and delivery of this Letter Agreement by SRAC Partners does not, and the performance by SRAC Partners of the obligations under this Letter Agreement and the compliance by SRAC Partners with any provisions hereof do not and will not: (i) conflict with or violate any Law applicable to SRAC Partners, (ii) contravene or conflict with, or result in any violation or breach of, any provision of any charter, articles of association, operating agreement or similar formation or governing documents and instruments of SRAC Partners, or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Parent Shares owned by SRAC Partners pursuant to any Contract to which SRAC Partners is a party or by which SRAC Partners is bound, except, in the case of clause (i), (ii) or (iii), as would not

Annex E-4

reasonably be expected, either individually or in the aggregate, to materially impair the ability of SRAC Partners to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to SRAC Partners in connection with the execution and delivery of this Letter Agreement or the consummation by SRAC Partners of the transactions contemplated hereby, except as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of SRAC Partners to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(e) As of the date hereof, there is no action pending against, or, to the knowledge of SRAC Partners, threatened against SRAC Partners that would reasonably be expected to materially impair the ability of SRAC Partners to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(f) Except for this Letter Agreement and the Prior Letter Agreement, SRAC Partners has not: (i) entered into any voting agreement, voting trust or any similar agreement, arrangement or understanding, with respect to any Parent Shares or other equity securities of Parent owned by SRAC Partners, (ii) granted any proxy, consent or power of attorney with respect to any Parent Shares or other equity securities of Parent owned by SRAC Partners (other than as contemplated by this Letter Agreement) or (iii) entered into any agreement, arrangement or understanding that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Letter Agreement.

(g) SRAC Partners understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon SRAC Partners’ execution and delivery of this Letter Agreement.

16.    The Company is an express third party beneficiary of this Letter Agreement entitled to the rights and benefits hereunder and shall be entitled to enforce the provisions hereof as if it was a party hereto.

17.    This Letter Agreement, together with the Merger Agreement to the extent referenced herein, the Prior Letter Agreement and the other agreements entered into by Sponsor and/or SRAC Partners in connection with the initial public offering of Parent constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, relating to the subject matter hereof.

18.    No party hereto may assign either this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto, and any purported assignment in violation of the foregoing shall be null and void ab initio. This Letter Agreement shall be binding on the parties hereto and their respective successors and assigns.

19.    This Letter Agreement shall be construed and interpreted in a manner consistent with the provisions of the Merger Agreement. In the event of any conflict between the terms of this Letter Agreement and the Merger Agreement, the terms of the Merger Agreement shall govern. The provisions set forth in Sections 11.3 (Counterparts; Electronic Delivery), 11.5 (Severability), 11.6 (Other Remedies; Specific Performance), 11.7 (Governing Law), 11.8 (Consent to Jurisdiction; Waiver of Jury Trial), 11.12 (Amendment) and 11.13 (Extension; Waiver) of the Merger Agreement, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Letter Agreement mutatis mutandis.

20.    Any notice, consent or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be in writing and shall be sent in the same manner as provided in the Merger Agreement, with (a) notices to Parent being sent to the addresses set forth therein, in each case with all copies as required thereunder and (b) notices to Sponsor or SRAC Partners being sent to:

SRC-NI Holdings, LLC

1345 Abbot Kinney Blvd

Venice, California 90291

Attention: Brian Kabot

Email:       brian@stableroadcapital.com

Annex E-5

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654
Attention:	Douglas C. Gessner, P.C.
Bradley C. Reed, P.C.
Kevin M. Frank
E-mail:	douglas.gessner@kirkland.com
bradley.reed@kirkland.com
kevin.frank@kirkland.com

21.    This Letter Agreement shall immediately and automatically terminate, and have no further force and effect, upon the termination of the Merger Agreement in accordance with its terms prior to the Effective Time.

[The remainder of this page left intentionally blank.]

Annex E-6

Please indicate your agreement to the terms of this Letter Agreement by signing where indicated below.

Very truly yours,

SRC-NI Holdings, LLC

By its Managing Members

/s/ Edward K. Freeman
Edward K. Freedman

/s/ Brian Kabot
Brian Kabot

/s/ Juan Manuel Quiroga
Juan Manuel Quiroga

SRAC PIPE Partners LLC

By:	/s/ Brian Kabot
Name:	Brian Kabot
Title:	Chief Executive Officer
Acknowledged and agreed
as of the date of this Letter Agreement:
Stable Road Acquisition Corp.
By:	/s/ Brian Kabot
Name:	Brian Kabot
Title:	Chief Executive Officer

Signature Page to Sponsor Agreement

Annex E-7

Annex F

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is entered into as of October 7, 2020, by and between Stable Road Acquisition Corp., a Delaware corporation (“Parent”), and [•] (the “Company Stockholder”). Capitalized terms used and not defined herein shall have the meanings set forth in the Merger Agreement.

RECITALS

WHEREAS, it is contemplated that, pursuant to the Agreement and Plan of Merger, dated as of the date hereof (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Project Marvel First Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of Parent (“First Merger Sub”), Project Marvel Second Merger Sub, LLC, a Delaware limited liability company and a direct wholly-owned Subsidiary of Parent (“Second Merger Sub”), and Momentus Inc., a Delaware corporation (the “Company”), First Merger Sub shall merge with and into the Company (the “First Merger”), with the Company being the surviving corporation of the First Merger (the “Surviving Corporation”), and immediately following the First Merger, as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”) with Second Merger Sub being the surviving company of the Second Merger (the “Surviving Entity”), and as a result of which the Surviving Entity will become a wholly-owned Subsidiary of Parent;

WHEREAS, as of the date hereof, the Company Stockholder is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of the number of shares of Company Common Stock, Company Preferred Stock, Company FF Preferred Stock, vested Company Restricted Stock and/or other Company Interests set forth on Schedule 1 attached hereto (and, together with any additional Company Interests in which the Company Stockholder acquires record and beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Equity Securities”);

WHEREAS, the Company Stockholder will receive substantial benefits from the consummation of the transactions contemplated by the Merger Agreement;

WHEREAS, the representations, warranties, covenants and other agreements set forth herein were a material inducement to Parent to enter into the Merger Agreement and to perform its obligations thereunder; and

WHEREAS, Parent is relying on the representations, warranties, covenants and other agreements of this Agreement and Parent would not enter into the Merger Agreement or be willing to consummate the Mergers without the representations, warranties, covenants and other agreements of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Voting; Waiver of Appraisal Rights; Waiver of Transfer Restrictions. Subject to the earlier termination of this Agreement in accordance with Section 2, the Company Stockholder, solely in their capacity as a holder of the Equity Securities, agrees as follows: (a) the Company Stockholder hereby irrevocably and unconditionally waives and agrees not to exercise or assert, or make any demand in respect of, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Mergers or any other transaction contemplated by the Merger Agreement that the Company Stockholder may have (under Section 262 of DGCL, Chapter 13 of the CCC or otherwise) by virtue of, or with respect to, any outstanding Company Stock owned of record or beneficially by the Company Stockholder; (b) the Company Stockholder will, with respect to all of the Company Stockholder’s Equity Securities, vote at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company, to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Mergers, and will not withdraw or rescind such vote or otherwise take action to make such vote ineffective, and in furtherance thereof, within three (3) Business Days of the Registration Statement becoming effective, the Company Stockholder will execute

Annex F-1

and deliver the Stockholder Written Consent in accordance with the terms and conditions set forth in the Merger Agreement, and will not thereafter withdraw or rescind such consent or otherwise take action to make such consent ineffective; and (c) promptly following the Effective Time and in accordance with the terms and conditions set forth in the Merger Agreement, the Company Stockholder will execute and deliver a Letter of Transmittal, in a customary form, for all of the Company Stockholder’s Equity Securities. In addition, in accordance with Section 10 of that certain Amended and Restated First Refusal and Co-Sale Agreement, dated as of June 21, 2019, as amended, including on September 30, 2019, by and among the Company and certain of the holders of Company Stock (the “ROFR/Co-Sale Agreement”), the Company Stockholder hereby agrees to waive the provisions of Section 2 of the ROFR/Co-Sale Agreement with respect to the Merger Agreement and the Transactions, including the Mergers.

2. Termination.

(a) Subject to Section 2(b), this Agreement shall terminate upon the earliest of: (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms; and (iii) the time this Agreement is terminated upon the mutual written agreement of Parent and the Company Stockholder (the earliest such date under clause (i), (ii) and (iii) being referred to herein as the “Termination Date”).

(b) Upon termination of this Agreement, no party hereto shall have any further obligations or liabilities under this Agreement; provided, that the provisions set forth in Section 5, Section 6(a), Section 6(c) (in each of the foregoing cases, solely in the case of termination under clause (i) of Section 2(a)), Section 6(b), Section 6(d) and Section 7 shall survive the termination of this Agreement; provided, further, that termination of this Agreement shall not relieve any party hereto from any liability for any intentional breach of this Agreement prior to such termination.

(c) The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement.

3. Representations and Warranties of the Company Stockholder.

(a) The Company Stockholder hereby represents and warrants to Parent that the Equity Securities set forth on Schedule 1 attached hereto constitute all of the shares of Company Common Stock, Company Preferred Stock, Company FF Preferred Stock, vested Company Restricted Stock and other Company Interests owned of record or beneficially by the Company Stockholder as of the date hereof. The Company Stockholder has good and valid title to such Equity Securities set forth on Schedule I attached hereto and as of the Effective Time will have good and valid title to such Equity Securities held by the Company Stockholder set forth on Schedule I attached hereto free and clear of all Liens (other than transfer restrictions under applicable securities Laws).

(b) [(A) The Company Stockholder has all requisite capacity to execute and deliver this Agreement and the Transaction Agreements to which it is a party and to perform its obligations hereunder and thereunder and to consummate the Transactions,] // [(A) The Company Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation or organization and has the requisite corporate, limited liability company or other entity power and authority, as applicable, to execute and deliver this Agreement and to perform its obligations hereunder,] [(B) the execution, delivery and performance by the Company Stockholder of this Agreement and its obligations hereunder have been duly and validly authorized by the Company Stockholder and no other act or proceeding on the part of the Company Stockholder is necessary to authorize the execution, delivery or performance of this Agreement,] ([C]) this Agreement has been duly executed and delivered by the Company Stockholder and, assuming the due authorization, execution and delivery by each other party hereto, constitutes a valid and binding obligation of the Company Stockholder, enforceable in accordance with its terms, subject to the Remedies Exception, and ([D]) neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will [(i) conflict with or result in any material breach of any provision of the Charter Documents of the Company Stockholder,] ([ii]) require any material filing with, or the obtaining of any material consent or material approval of, any Governmental Entity by the Company Stockholder (other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act and other than those set forth as conditions to closing in the Merger Agreement), or [(iii)] violate in any material respect any material Law applicable to the Company Stockholder, except, in the case of the foregoing clauses [(ii) and (iii)], for violations which would not, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement.

Annex F-2

4. Merger Agreement Obligations.

(a) Other than as expressly permitted by the Merger Agreement or the other Transaction Agreements, until the Termination Date, the Company Stockholder will not, directly or indirectly, (i) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or enter into any Contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, Lien, hypothecation or similar disposition of (by merger, by testamentary disposition, by operation of law or otherwise), any of its Equity Securities, (ii) deposit any Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement (other than any Contracts set forth on Section 7.18 of the Company Disclosure Letter entered into prior to the date hereof and to be terminated contingent upon and automatically effective as of the Closing in accordance with Section 6(c)), or (iii) agree (whether or not in writing) to take any of the actions referred to in the foregoing clause (i) or (ii) of this Section 4; provided, however, that nothing herein shall prohibit the Company Stockholder from transferring Equity Securities to an Affiliate of such Company Stockholder or, if the Company Stockholder is an individual, to any member of the Company Stockholder’s immediate family or to a trust solely for the benefit of the Company Stockholder or any member of the Company Stockholder’s immediate family; provided, that (x) any such transfers shall be permitted only if, as a precondition to such transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to assume all of the obligations of the Company Stockholder under, and to be bound by all of the terms of, this Agreement and (7) any such permitted transfer shall not relieve the Company Stockholder of its obligations under this Agreement.

(b) Until the Termination Date, the Company Stockholder hereby agrees to be bound by the terms and conditions set forth in the first sentence of Section 7.8(c) (Confidentiality; Communications Plan; Access to Information), Section 7.1 (Company No Solicitation), Section 7.11 (No Claim Against Trust Account) and, to the extent applicable to any of the foregoing, the remaining provisions of Article XI (General Provisions) of the Merger Agreement (and any relevant definitions used in such Sections) fully and to the same extent as if the Company Stockholder was a party and signatory to such provisions of the Merger Agreement.

(c) Notwithstanding anything in this Agreement to the contrary: (i) the Company Stockholder shall not be responsible for the actions of the Company or the Company board of directors (or any committee thereof), or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (the “Company Related Parties”), with respect to any of the matters contemplated by Section 4(b); (ii) the Company Stockholder makes no representations or warranties with respect to the actions of any of the Company Related Parties; and (iii) any breach by the Company of its obligations under Section 7.1 of the Merger Agreement shall not, in and of itself, be considered a breach of Section 4(b) (it being understood for the avoidance of doubt that the Company Stockholder shall remain responsible for any breach by it or its Representatives (other than any such Representative that is a Company Related Party) of Section 4(b)).

5. General Waiver and Release.

(a) Effective as of, and contingent upon, the consummation of the Closing, the Company Stockholder, on behalf of itself and any of its heirs, executors, beneficiaries, administrators, successors, assigns, controlled Affiliates and any other Person or entity claiming by, through or under any of the foregoing (each, a “Releasor”), hereby forever, unconditionally and irrevocably acquits, remises, discharges and releases, effective as of the Closing, the Company and its Affiliates (including, after the Closing, Parent, First Merger Sub, Second Merger Sub, the Surviving Entity and each of their respective Affiliates), each of their respective officers, directors, equityholders, employees, partners, trustees and Representatives, and each successor and assign of any of the foregoing (collectively, the “Releasees”) from any and all claims, demands, charges, complaints, causes of action, damages, costs, expenses, obligations, losses, rights, suits, accountings, orders, judgments, obligations, agreements and liabilities of every kind and character whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured, suspected or unsuspected or determined or determinable, and whether at law or in equity, that any Releasee may have to such Releasor (or that any Releasor may have against any Releasee), in any capacity, whether directly or derivatively through another Person, arising contemporaneously with or prior to the Closing; provided that liabilities and obligations acquitted, remised, discharged and released pursuant to this Section 5(a) (collectively, the “Released Claims”) shall not include (A) any rights of the Releasors under this Agreement, the Merger Agreement and the other Transaction Agreements, (B) if such Releasor is an employee of the Company, rights to earned but unpaid wages or other compensation or benefits and rights under any written employment agreements with or benefit plans of the Company in existence as of the

Annex F-3

date hereof, (C) any rights to indemnification, exculpation and/or advancement of expenses (whether pursuant to the Charter Documents of the Company, any insurance policy or any other agreement entered into with the Company) for serving as an officer, director, manager, agent or employee of the Company, in each case existing prior to Closing, or (D) any rights as a third-party beneficiary to indemnification, exculpation and/or advancement of expenses set forth in the Indemnification Agreement by and between the Company and Dakin Sloss, dated November 1, 2018, in each case existing prior to Closing. Further, the Company Stockholder, on behalf of itself and the Releasors, hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Released Claim, or threatening, commencing, instituting or causing to be commenced, any proceeding of any kind against any Releasee based upon any Released Claim. Without limiting the foregoing, the Company Stockholder, on behalf of itself and each Releasor, understands and agrees that the claims released in this Section 5(a), if and when released, include not only claims presently known but also include all unknown or unanticipated claims, obligations, liabilities, charges, demands, and causes of action of every kind and character that would otherwise come within the scope of the Released Claims.

(b) Effective as of, and contingent upon, the consummation of the Closing, the Company Stockholder, on behalf of itself and each Releasor, knowingly and voluntarily waives and releases any and all rights and benefits he, she or it may not have, or in the future may have, under Section 1542 of the California Civil Code (“Section 1542”) or any analogous state law or federal law, which reads as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

The Company Stockholder, on behalf of itself and each Releasor, understands that Section 1542, or a comparable statute, rule, regulation or order of another jurisdiction, gives such the Company Stockholder the right not to release existing claims of which the Company Stockholder is not aware, unless the Company Stockholder voluntarily chooses to waive this right. Having been so apprised, the Company Stockholder, on behalf of itself and each Releasor, nevertheless hereby voluntarily elects to and does waive the rights described in Section 1542, or such other comparable statute, rule, regulation or order, and elects to assume all risks for claims that exist, existed or may hereafter exist in its favor, known or unknown, suspected or unsuspected, arising out of or related to claims or other matters purported to be released pursuant to this Section 5, in each case, effective at the Closing. The Company Stockholder, on behalf of itself and each Releasor, acknowledges and agrees that the foregoing waiver is an essential and material term of the release provided pursuant to this Section 5 and that, without such waiver, Parent would not have agreed to the terms of this Agreement.

6. Covenants.

(a) Further Assurances. From time to time and without additional consideration, the Company Stockholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions as Parent may reasonably request for the purpose of carrying out and furthering the intent of this Agreement. The Company Stockholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any action or claim, derivative or otherwise, against Parent, Parent’s Affiliates, the Sponsor, the Company, the Surviving Entity or any of their respective successors and assigns relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement (including the Per Share Company Stock Consideration) or the consummation of the transactions contemplated hereby and thereby.

(b) Acknowledgment. The Company Stockholder acknowledges and agrees that the Company Stockholder is entering into this Agreement On the Company Stockholder’s own free will and not under any duress or undue influence. THE COMPANY STOCKHOLDER has entered into this Agreement freely and without coercion, THE COMPANY STOCKHOLDER has been advised by PARENT to consult with counsel of THE COMPANY STOCKHOLDER’s choice with regard to the execution of this Agreement and THE COMPANY STOCKHOLDER’s covenants hereunder, THE COMPANY STOCKHOLDER has had an adequate opportunity to consult with such counsel and either so consulted or freely determined in THE COMPANY STOCKHOLDER’s own discretion not to so consult with such counsel, THE COMPANY STOCKHOLDER understands that PARENT haS

Annex F-4

been advised by counsel, and THE COMPANY STOCKHOLDER has read this Agreement AND THE MERGER AGREEMENT and fully and completely understands this Agreement AND THE MERGER AGREEMENT and each of THE COMPANY STOCKHOLDER’s representations, warranties, covenants and other agreements hereunder AND THEREUNDER. This Agreement shall be interpreted and construed as having been drafted jointly by THE COMPANY STOCKHOLDER and PARENT and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any or all of the provisions of this Agreement.

(c) Consent to Terminate Certain Agreements. The Company Stockholder hereby consents to the termination, contingent upon and automatically effective as of the Closing, of all Contracts set forth on Section 7.18 of the Company Disclosure Letter (other than any indemnification agreements between any D&O Indemnified Party and the Company).

(d) Disclosure. The Company Stockholder hereby authorizes the Company and Parent to publish and disclose in any announcement or disclosure required by the SEC the Company Stockholder’s identity and ownership of the Equity Securities and the nature of the Company Stockholder’s obligations under this Agreement; provided, that prior to any such publication or disclosure the Company and Parent have provided the Company Stockholder with an opportunity to review and comment upon such announcement or disclosure, which comments the Company and Parent will consider in good faith.

7. General Provisions.

(a) Amendment. This Agreement may not be amended except by an instrument signed by Parent and the Company Stockholder.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or, by e-mail (so long as such transmission does not generate an error message or notice of non-delivery), (b) on the next Business Day when sent by overnight courier, or (c) on the second succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party hereto as shall be specified by like notice):

(i)     if to Parent:

Stable Road Acquisition Corp.
1345 Abbot Kinney Blvd
Venice, California 90291
Attention:	Brian Kabot
Juan Quiroga
E-mail:	brian@stableroadcapital.com
juan@nalainvestments.com

with a copy (which shall not constitute notice to Parent) to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
Attention:	Douglas C. Gessner, P.C.
Bradley C. Reed, P.C.
Kevin M. Frank
E-mail:	douglas.gessner@kirkland.com
bradley.reed@kirkland.com
kevin.frank@kirkland.com

Annex F-5

(ii)    if to the Company Stockholder, to the address or addresses listed on Schedule 1 hereto.

with a copy (which shall not constitute notice to the Company Stockholder) to:

Orrick, Herrington & Sutcliffe LLP
631 Wilshire Blvd, Suite 2-C
Santa Monica, CA 90401
Attention:	Daniel S. Kim
Hari Raman
Albert W. Vanderlaan
E-mail:	dan.kim@orrick.com
hraman@orrick.com
avanderlaan@orrick.com

(c) Interpretation. Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include”, “includes,” “including” and words of similar import do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the term “or” will not be deemed to be exclusive, (vi) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (vii) the terms “day” and “days” mean and refer to calendar day(s), (viii) the terms “year” and “years” mean and refer to calendar year(s), (ix) references to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder, (x) references to any person include the successors and permitted assigns of that person, and (xi) references from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. All Section and Schedule references herein are to Sections and Schedules of this Agreement, unless otherwise specified.

(d) Section Headings; Defined Terms. The Section headings contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. The defined terms contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(e) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a party’s intent or the effectiveness of such signature.

(f) Entire Agreement; No Third Party Beneficiaries. The agreement of the parties that is comprised of this Agreement, the Letter of Transmittal executed by the Company Stockholder and the provisions of the Merger Agreement referenced in Section 4 herein to which the Company Stockholder has expressly agreed to be bound constitute the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and thereof and supersedes all other prior agreements, and understandings, whether oral or written, relating to the subject matter of this Agreement, and is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that the Releasees are express third party beneficiaries of this Agreement and the Company shall be an express third party beneficiary with respect to Section 4 and Section 6(c) hereof. For the avoidance of doubt, this Agreement does not and shall not affect any prior understandings, agreements or representations with respect to any similar subject matter entered into in connection with or as a result of the Company Stockholder’s direct or indirect ownership of any Company Interests or any provision of services to the Company.

(g) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith

Annex F-6

to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

(h) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Subject to Section 4(a), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any party hereto without the prior written consent of the other party hereto. Any purported assignment in violation of this Section 7(h) shall be null and void ab initio.

(i) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including Legal Proceedings related hereto), including matters of validity, construction, effect, performance and remedies.

(j) Consent to Jurisdiction, Etc. Each party hereto hereby and any Person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees that any Legal Proceeding shall be brought only to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, the U.S. District Court for the District of Delaware, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Proceeding that is filed in accordance with this Section 7(j) is pending before a court, all actions, suits or proceedings with respect to such Legal Proceeding or any other Legal Proceeding, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto and any Person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Proceeding, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 7(j) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. EACH OF THE PARTIES HERETO AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

(k) Specific Performance. The Company Stockholder agrees that irreparable damage would occur for which monetary damages, even if available, would not be an adequate remedy in the event that the Company Stockholder does not perform its obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Company Stockholder acknowledges and agrees that Parent shall therefore be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any action instituted in any court in the United States or in any state or province having jurisdiction over the parties hereto and the matter in addition to any other remedy to which they may be entitled pursuant hereto, and that such explicit rights of specific enforcement are an integral part of the transactions contemplated by this Agreement and without such rights, Parent would not have entered into this Agreement. The Company Stockholder agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that Parent have an adequate monetary or other remedy at

Annex F-7

law. The Company Stockholder acknowledges and agrees that if Parent seeks an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement, Parent shall not be required to provide any bond or other security in connection with any such order or injunction.

(l) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Equity Securities of the Company Stockholder. All rights, ownership and economic benefits (but excluding, for the avoidance of doubt, any voting rights to the extent described herein) of and relating to the Equity Securities of the Company Stockholder shall remain fully vested in and belong to the Company Stockholder, and Parent shall have no authority to direct the Company Stockholder in the voting or disposition of any of the Stockholder’s Equity Securities, except as otherwise provided herein.

(m) Capacity as a Stockholder. Notwithstanding anything herein to the contrary, the Company Stockholder signs this Agreement solely in the Company Stockholder’s capacity as a stockholder of the Company, and not in any other capacity (including as an officer or director of the Company) and this Agreement shall not limit or otherwise affect the actions of the Company Stockholder (or any affiliate, employee or designee of the Company Stockholder) in his or her capacity, if applicable, as an officer or director of the Company or any other Person.

[Signature Pages Follow]

Annex F-8

IN WITNESS WHEREOF, Parent and the Company Stockholder have caused this Transaction Support Agreement to be executed as of the date first written above.

Parent:
Stable Road Acquisition Corp.
By:
Name:	Brian Kabot
Title:	Chief Executive Officer

Signature Page to Support Agreement

Annex F-9

COMPANY STOCKHOLDER:

I have read this Support Agreement, I have had the opportunity to consult legal counsel prior to my signing of this Support Agreement, I fully and completely understand this Support Agreement and I hereby agree to and accept this Support Agreement.

[NAME]
Signature Page to Support Agreement

Annex F-10

Schedule 1

Equity Securities

Company Stockholder	Physical and Email Addresses for Notice	Class, Number and Type of Company Interests
[•]	[•]	[•]
Annex F-11

Annex G

FORM OF SUBSCRIPTION AGREEMENT

Stable Road Acquisition Corp.
1345 Abbot Kinney Blvd
Venice, California 90291

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page hereto, by and between Stable Road Acquisition Corp., a Delaware corporation (“SRAC”), and the undersigned subscriber (the “Investor”), in connection with the Agreement and Plan of Merger, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among SRAC, Momentus Inc., a Delaware corporation (the “Company”), Project Marvel First Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of SRAC (“First Merger Sub”) and Project Marvel Second Merger Sub, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of SRAC (“Second Merger Sub”), pursuant to which, among other things, First Merger Sub will merge with and into the Company, with the Company as the surviving corporation of such merger (the “Surviving Corporation”), and immediately thereafter and as part of the same overall transaction, the Surviving Corporation will merge with and into Second Merger Sub, with Second Merger Sub surviving such merger as a wholly-owned subsidiary of SRAC, on the terms and subject to the conditions therein (the transactions contemplated by the Transaction Agreement, including the merger, the “Transaction”). In connection with the Transaction, SRAC is seeking commitments from interested investors to purchase, substantially concurrently with the closing of the Transaction, shares of SRAC’s Class A Common Stock, par value $0.0001 per share (the “Shares”), in a private placement for a purchase price of $10.00 per share. The aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and SRAC acknowledges and agrees as follows:

1. Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from SRAC the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein. The Investor acknowledges and agrees that SRAC reserves the right to accept or reject the Investor’s subscription for the Shares for any reason or for no reason, in whole or in part, at any time prior to its acceptance, and the same shall be deemed to be accepted by SRAC only when this Subscription Agreement is signed by a duly authorized person by or on behalf of SRAC.

2. Closing. The closing of the sale of the Shares contemplated hereby (the “Closing”) shall occur on the date of and substantially concurrently with and conditioned upon the closing of the Transaction (such date, the “Closing Date”). At least five (5) business days prior to the anticipated Closing Date, SRAC shall deliver a written notice (the “Closing Notice”) to the Investor, specifying (a) the anticipated Closing Date and (b) wire instructions for the account(s) into which the Investor shall fund the Subscription Amount. No later than two (2) business days prior to the Closing Date, the Investor shall deliver (i) the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by SRAC in the Closing Notice and (ii) any other information that is reasonably requested in the Closing Notice in order for SRAC to issue the Investor’s Shares, including, without limitation, the legal name of the person in whose name such Shares are to be issued and a duly executed Internal Revenue Service Form W-9 or W-8, as applicable. On the Closing Date, SRAC shall deliver to the Investor the number of Shares set forth on the signature page to this Subscription Agreement in book entry form, free and clear of any liens or other restrictions whatsoever (other than those set forth in this Subscription Agreement, arising under any written agreement to which the Investor is a party or arising under state or federal securities laws), in the name of the Investor (or its nominee in accordance with its delivery instructions) by causing such Shares to be registered on SRAC’s share register; provided, however, that SRAC’s obligation to issue the Shares to the Investor is contingent upon SRAC having received the Subscription Amount in full accordance with this Section 2. In the event the closing of the Transaction does not occur within five (5) business days of the Closing Date specified in the Closing Notice, unless otherwise instructed by the Investor, SRAC shall promptly (but not later than one (1) business day thereafter) return the Subscription Amount to the Investor by wire transfer of U.S. dollars in immediately available funds to the account specified by the

Annex G-1

Investor, and any book entries shall be deemed cancelled. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in New York, New York and Los Angeles, California are open for the general transaction of business.

3. Closing Conditions.

a. The obligations of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the following conditions:

(i) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and

(ii) all conditions precedent to the closing of the Transaction under the Transaction Agreement shall have been satisfied or waived (as determined by the parties to the Transaction Agreement and other than those conditions under the Transaction Agreement which, by their nature, are to be fulfilled at the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Shares pursuant to this Subscription Agreement, but subject to the satisfaction or waiver of such conditions at the closing of the Transaction) and the closing of the Transaction shall occur, in accordance with the terms of the Transaction Agreement, on the Closing Date, substantially concurrently with the Closing.

b. The obligation of SRAC to consummate the issuance and sale of the Shares pursuant to this Subscription Agreement shall be subject to the conditions that (i) all representations and warranties of the Investor contained in this Subscription Agreement be true and correct in all material respects when made, and be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of an earlier date in which case they shall be true and correct in all material respects as of such date), and the Investor hereby acknowledges that the consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement as of the Closing Date; and (ii) all obligations, covenants and agreements of the Investor required to be performed by it at or prior to the Closing Date shall have been performed in all material respects.

c. The obligation of the Investor to consummate the purchase of the Shares pursuant to this Subscription Agreement shall be subject to the condition that (i) all representations and warranties of SRAC contained in this Subscription Agreement shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) and be true and correct in all material respects at and as of the Closing Date (unless they specifically speak as of an earlier date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects) and SRAC hereby acknowledges that the consummation of the Closing shall constitute a reaffirmation by SRAC of each of the representations and warranties of SRAC contained in this Subscription Agreement as of the Closing Date; (ii) all obligations, covenants and agreements of SRAC required to be performed by it at or prior to the Closing Date shall have been performed in all material respects; (iii) the transactions contemplated by this Subscription Agreement and the other subscription agreements related to the private placement of the Shares for the issuance of at least an aggregate of 10,000,000 Shares generating proceeds to SRAC of at least $100,000,000 shall close substantially concurrently with the closing of the Transaction; and (iv) no amendment or modification of the Transaction Agreement shall have occurred that materially and adversely affects the Investor’s economic benefits under this Subscription Agreement.

4. Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5. SRAC Representations and Warranties. SRAC represents and warrants to the Investor that:

a. SRAC is duly incorporated, validly existing and in good standing under the laws of the State of Delaware. SRAC has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

Annex G-2

          b. As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor in exchange for the Subscription Amount in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of any preemptive or similar rights created under SRAC’s certificate of incorporation (as amended as of the Closing Date) or under the General Corporation Law of the State of Delaware.

c. This Subscription Agreement and the Transaction Agreement (collectively, the “Transaction Documents”) have been duly authorized, executed and delivered by SRAC and, assuming that the Transaction Documents constitute the valid and binding agreement of the other parties thereto, the Transaction Documents are enforceable against SRAC in accordance with their respective terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d. The execution and delivery of, and the performance of the transactions contemplated by this Subscription Agreement and the other Transaction Documents, including the issuance and sale of the Shares and the compliance by SRAC with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein, will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SRAC or any of its subsidiaries pursuant to the terms of any indenture, mortgasge, deed of trust, loan agreement, lease, license or other agreement or instrument to which SRAC or any of its subsidiaries is a party or by which SRAC or any of its subsidiaries is bound or to which any of the property or assets of SRAC is subject that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of SRAC and its subsidiaries, taken as a whole (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority of SRAC to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of SRAC; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over SRAC or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of SRAC to comply in all material respects with this Subscription Agreement.

e. As of their respective dates, all reports (the “SEC Reports”) required to be filed by SRAC with the U.S. Securities and Exchange Commission (the “SEC”) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and/or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

f. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of SRAC, threatened against SRAC or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against SRAC.

g. As of the date of this Subscription Agreement, the authorized capital stock of SRAC consists of (i) 1,000,000 preferred shares of SRAC, par value $0.0001 per share (“Preferred Stock”), of which no shares of Preferred Stock are issued and outstanding; (ii) 100,000,000 Shares, of which 17,795,000 Shares are issued and outstanding; (iii) 10,000,000 shares of Class B Common Stock of SRAC, par value $0.0001 per share (“Class B Common Stock” and, together with the Preferred Stock and the Shares, the “Total SRAC Shares”), of which 4,312,500 shares of Class B Common Stock are issued and outstanding; (iv) 272,500 warrants to purchase one Share (the “Private Placement Warrants”), all of which are outstanding; and (v) 8,625,000 warrants to purchase one Share (the “Public Warrants,” collectively with the Private Placement Warrants, the “Warrants”), all of which are outstanding. All outstanding Shares, Class B Common Stock, Private Placement Warrants and Public Warrants have been duly authorized, validly issued, fully paid and are not subject to preemptive rights. Except as set forth above and pursuant to the other subscription agreements, the Transaction Agreement and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from SRAC any Shares, Class B Common Stock or other equity interests in SRAC, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, SRAC has no subsidiaries, other than First Merger Sub

Annex G-3

and Second Merger Sub and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which SRAC is a party or by which it is bound relating to the voting of any securities of SRAC, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Transaction Agreement.

h. As of the date hereof, the issued and outstanding Shares are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on The Nasdaq Stock Market (“Nasdaq”) under the symbol “SRAC.” There is no suit, action, proceeding or investigation pending or, to the knowledge of SRAC, threatened against SRAC by Nasdaq or the SEC with respect to any intention by such entity to deregister such shares or prohibit or terminate the listing of the Shares on Nasdaq. SRAC has taken no action that is designed to terminate the registration of such shares under the Exchange Act.

6. Investor Representations and Warranties. The Investor represents and warrants to SRAC that:

a. The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for the Investor’s own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Investor is not an entity formed for the specific purpose of acquiring the Shares.

b. The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged (other than in connection with ordinary course prime brokerage relationships) or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to SRAC or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act (including, without limitation, a private resale pursuant to so-called Rule 4(1½)), and, in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates representing the Shares shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the Closing Date. The Investor acknowledges and agrees that the Investor has been advised to consult with its legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.

c. The Investor acknowledges and agrees that the Investor is purchasing the Shares from SRAC. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of SRAC, the Company, any of their respective affiliates or any control persons, direct or indirect equityholders, officers, managers, directors, employees, consultants, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of SRAC expressly set forth in Section 5 of this Subscription Agreement.

d. The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to SRAC, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has reviewed SRAC’s filings with the SEC. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.

Annex G-4

          e. The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and SRAC, the Company or a representative of SRAC or the Company, and the Shares were offered to the Investor solely by direct contact between the Investor and SRAC, the Company or a representative of SRAC or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, SRAC, the Company, the Placement Agents (defined below), any of their respective affiliates or any control persons, direct or indirect equityholders, officers, managers, directors, employees, consultants, partners, agents or representatives of any of the foregoing), other than the representations and warranties of SRAC contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in SRAC.

f. The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in SRAC’s filings with the SEC. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision.

g. Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in SRAC. The Investor acknowledges specifically that a possibility of total loss exists. The Investor is able to sustain a complete loss on its investment in the Shares, has no need for liquidity with respect to its investment in the Shares and has no reason to anticipate any change in circumstances, financial or otherwise, which may cause or require any sale or distribution of all or any part of the Shares.

h. In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of either Placement Agent or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning SRAC, the Company, the Transaction, the Transaction Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares.

i. The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

j. The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

k. The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

l. The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a

Annex G-5

person or entity prohibited by any OFAC sanctions program, (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on the OFAC List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. If the Investor is an entity, the Investor also represents and warrants that it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC List. Investor further represents and warrants that, to the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived.

m. The Investor’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”).

n. If Investor is, or is acting (directly or indirectly) on behalf of, an employee benefit plan that is subject to Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any Similar Law, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or Section 4975 of the Code, then the Investor represents and warrants that (i) it has notified SRAC in writing of its status as a Plan and will provide such additional information as may be requested by the Company in connection therewith, (ii) none of SRAC, the Company nor any of their respective employees, representatives or affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary with respect to its decision to acquire and hold the Shares, and (iii) none of the Transaction Parties has provided any advice or recommendation, including, without limitation, in a fiduciary capacity, with respect to its decision to acquire and hold the Shares.

o. No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in SRAC as a result of the purchase and sale of Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over SRAC from and after the Closing as a result of the purchase and sale of Shares hereunder.

p. No disclosure or offering document has been prepared by Evercore Group, L.L.C., Cantor Fitzgerald & Co. or any of their respective affiliates (collectively, the “Placement Agents”) in connection with the offer and sale of the Shares.

q. Neither Placement Agent, nor any of its respective affiliates nor any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing have made any independent investigation with respect to SRAC, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by SRAC.

r. In connection with the issue and purchase of the Shares, neither Placement Agent has acted as the Investor’s financial advisor or fiduciary.

Annex G-6

          s. The Investor has or has commitments to have and, when required to deliver payment to SRAC pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

t. As of the date hereof and as of the Closing Date, the Investor represents that no disqualifying event described in Rule 506(d)(1)(i-viii) of the Securities Act (a “Disqualification Event”) is applicable to the Investor or any of its Rule 506(d) Related Parties (as defined below), except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. The Investor hereby agrees that it shall notify SRAC promptly in writing in the event a Disqualification Event becomes applicable to the Investor or any of its Rule 506(d) Related Parties at or prior to the Closing, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this paragraph (t), “Rule 506(d) Related Party” shall mean a person or entity that is a beneficial owner of the Investor’s securities for purposes of Rule 506(d) of the Securities Act.

u. The Investor agrees that, from the date of this Subscription Agreement, none of the Investor nor any person or entity acting on behalf of the Investor or pursuant to any understanding with the Investor will engage in any Short Sales with respect to securities of SRAC prior to the Closing. For the purposes hereof, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, nothing herein shall prohibit other entities under common management with the Investor that have no knowledge of this Subscription Agreement or of Investor’s participation in this transaction (including the Investor’s controlled affiliates and/or affiliates) from entering into any Short Sales.

7. Registration Rights.

a. In the event that the Shares are not registered in connection with the consummation of the Transaction, SRAC agrees that, within thirty (30) calendar days after the Closing Date, SRAC will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day following the filing date (or the 90th calendar day if the SEC notifies SRAC (orally or in writing) that it will “review” the Registration Statement) and (ii) the 5th business day after the date SRAC is notified (orally or in writing) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that if such date falls on a Saturday, Sunday or other day that the SEC is closed for business, such date shall be extended to the next business day on which the SEC is open for business. SRAC agrees to cause such Registration Statement, or another shelf registration statement that includes the Shares to be sold pursuant to this Subscription Agreement, to remain effective until the earliest of (a) the second anniversary of the Effectiveness Date, (b) the date on which the Investor ceases to hold any Shares issued pursuant to this Subscription Agreement, and (c) the first date on which the Investor is able to sell all of its Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the amount of such securities that may be sold. The Investor agrees to disclose its ownership to SRAC upon request to assist it in making the determination described above. SRAC may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form S-3 at such time after SRAC becomes eligible to use such Form S-3. The Investor acknowledges and agrees that SRAC may suspend the use of any such registration statement if it determines that in order for such registration statement not to contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act; provided, that, (i) SRAC shall not so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days, (ii) SRAC may suspend the use of the Registration Statement hereunder only once in any twelve (12)-month period and (iii) SRAC shall use commercially reasonable efforts to make such Registration Statement available for the sale by the Investors of the Shares as soon as practicable thereafter.

b. If the SEC prevents SRAC from including any or all of the Shares proposed to be registered for resale under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Shares by the applicable shareholders or otherwise, (i) such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted by the SEC and (ii) the number of Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such

Annex G-7

selling shareholders. In no event shall the Investor be identified as a statutory underwriter in the Registration Statement unless requested by the SEC; provided, that if the SEC requests that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have an opportunity to withdraw from the Registration Statement.

c. SRAC’s obligations to include the Shares issued pursuant to this Subscription Agreement for resale in the Registration Statement are contingent upon the Investor furnishing in writing to SRAC such information regarding the Investor, the securities of SRAC held by the Investor and the intended method of disposition of such Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by SRAC to effect the registration of such Shares, and shall execute such documents in connection with such registration as SRAC may reasonably request that are customary of a selling stockholder in similar situations.

d. SRAC shall, notwithstanding any termination of this Subscription Agreement, indemnify, defend and hold harmless Investor (to the extent a seller under the Registration Statement), the officers, directors and agents of Investor, and each person who controls Investor (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the fullest extent permitted by applicable law, from and against any and all out-of-pocket losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by SRAC of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 7, except to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Investor furnished in writing to SRAC by Investor expressly for use therein or Investor has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder; provided, however, that the indemnification contained in this Section 7 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of SRAC (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall SRAC be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by Investor, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by SRAC in a timely manner or (C) in connection with any offers or sales effected by or on behalf of Investor in violation of Section 7(d) hereof. SRAC shall notify Investor promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 7 of which SRAC is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by Investor.

e. Investor shall indemnify and hold harmless SRAC, its directors, officers, agents and employees, and each person who controls SRAC (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, (i) arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or (ii) arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, with respect to (i) and/or (ii), to the extent, but only to the extent, that such untrue or alleged untrue statements or omissions or alleged omissions are based upon information regarding Investor furnished in writing to SRAC by Investor expressly for use therein (and for the avoidance of doubt, not to the extent based upon information regarding any other investor that is party to any of the other subscription agreements related to the private placement of the Shares); provided, however, that the indemnification contained in this Section 7(e) shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of Investor (which consent shall not be unreasonably withheld, conditioned or delayed). In no event shall the liability of Investor be greater in amount than the dollar amount of the net proceeds received by Investor upon the sale of the Shares giving rise to such indemnification obligation. Investor shall notify SRAC promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 7(e) of which Investor is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by Investor.

Annex G-8

          f. With a view to making available to the Investor the benefits of Rule 144 of the Securities Act that may at any time following the Closing Date permit the Investor to sell its Shares to the public without registration. SRAC agrees, until the second anniversary of the Effectiveness Date, to:

(i) make and keep public information available, as those terms are understood and defined in Rule 144 of the Securities Act;

(ii) file with the SEC in a timely manner all reports and other documents required of SRAC under the Securities Act and the Exchange Act for so long as SRAC remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 of the Securities Act; and

(iii) furnish to the Investor so long as it owns its Shares, within two (2) business days following its receipt of a written request therefor from the Investor, (x) a written statement by SRAC, if true, that it has complied with the reporting requirements of Rule 144 of the Securities Act, the Securities Act and the Exchange Act, (y) a copy of the most recent annual or quarterly report of SRAC filed with the SEC and such other reports and documents so filed with the SEC by SRAC and (z) such other information as may be reasonably requested in writing to permit the Investor to sell such securities pursuant to Rule 144 without registration (to the extent readily available and consistent with SRAC’s internal policies and procedures).

8. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of each of the parties hereto and the Company to terminate this Subscription Agreement, (c) 30 days after the Outside Date (as defined in the Transaction Agreement), if the Closing has not occurred by such date, or (d) by written notice of the Investor to SRAC in the event the Transaction Agreement is amended, supplemented or otherwise modified after the date hereof in a manner that materially adversely affects the Investor (the termination events described in clauses (a) – (d) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. SRAC shall notify the Investor in writing of the termination of the Transaction Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to SRAC in connection herewith shall promptly (and in any event within one business day) following the Termination Event be returned to the Investor.

9. Trust Account Waiver. The Investor acknowledges that SRAC is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving SRAC and one or more businesses or assets. The Investor further acknowledges that, as described in SRAC’s prospectus relating to its initial public offering dated November 7, 2019 (the “Prospectus”) available at www.sec.gov, substantially all of SRAC’s assets consist of the cash proceeds of SRAC’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of SRAC, its public shareholders and the underwriters of SRAC’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to SRAC to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of SRAC entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Subscription Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of liability (the “Released Claims”); provided, that the Released Claims shall not include any claims that the Investor may have solely in the Investor’s capacity as a record or beneficial holder of any Shares other than the Shares purchased by it pursuant to this Subscription Agreement.

10. Miscellaneous.

a. Neither this Subscription Agreement nor any rights that may accrue to the parties hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned without the prior written consent of each

Annex G-9

of the other parties hereto; provided that this Subscription Agreement and any of the Investor’s rights and obligations hereunder may be assigned to any fund or account managed by the same investment manager as the Investor or by an affiliate of such investment manager without the prior consent of SRAC; provided further that (x) prior to such assignment any such assignee shall agree in writing to be bound by the terms hereof and (y) no such assignment shall relieve the Investor of its obligations hereunder if any such assignee fails to fully perform such obligations.

b. SRAC may request from the Investor such additional information as SRAC may reasonably deem necessary to register the resale of the Shares and evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall provide such information as may reasonably be requested to the extent readily available and to the extent consistent with its internal policies and procedures; provided that SRAC expressly agrees to keep any such information provided by the Investor confidential. The Investor acknowledges that SRAC may file a copy of this Subscription Agreement with the SEC as an exhibit to a periodic report or a registration statement of SRAC.

c. The Investor acknowledges that SRAC, the Company, the Placement Agents and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, each party hereto agrees to promptly notify the other party hereto if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein with respect to it are no longer accurate. Each party hereto further acknowledges and agrees that each purchase by the Investor, and each sale by SRAC, of Shares will constitute a reaffirmation of their respective acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) as of the time of such purchase and sale.

d. SRAC, the Company and the Placement Agents are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby to the extent required by law or regulatory bodies; provided, however, that the foregoing clause of this Section 10(d) shall not give the Company or the Placement Agents any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Company be entitled to rely on any of the representations and warranties of SRAC set forth in this Subscription Agreement.

e. All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

f. This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 8 above) except by an instrument in writing, signed by each of the parties hereto, provided, however, that no modification or waiver by SRAC of the provisions of this Subscription Agreement shall be effective without the prior written consent of the Company (other than modifications or waivers that are solely ministerial in nature or otherwise immaterial and do not affect any economic or any other material term of this Subscription Agreement). No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

g. This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 8, Section 10(c), Section 10(d), Section 10(f), this Section 10(g), the last sentence of Section 10(k) and Section 11 with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

h. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

Annex G-10

          i. If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

j. This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

k. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The right to specific enforcement shall include the right of each party hereto to cause the other party hereto to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Subscription Agreement.

l. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any governmental entity related hereto), including matters of validity, construction, effect, performance and remedies

m. Each party hereto and any person asserting rights as a third party beneficiary may do so only if he, she or it irrevocably agrees that any action, suit or proceeding between or among the parties hereto, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Subscription Agreement or any related document or any of the transactions contemplated hereby or thereby (“Legal Dispute”) shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 10(m) is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto and any person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (i) such party is not personally subject to the jurisdiction of the above named courts for any reason, (ii) such action, suit or proceeding may not be brought or is not maintainable in such court, (iii) such party’s property is exempt or immune from execution, (iv) such action, suit or proceeding is brought in an inconvenient forum, or (v) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 10(m) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. EACH OF THE PARTIES HERETO AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Annex G-11

               n. The Investor hereby consents to the publication and disclosure in any Form 8-K filed by SRAC with the SEC in connection with the execution and delivery of the Transaction Agreement or the transactions contemplated thereby and the Registration Statement (as defined in the Transaction Agreement) (and, to the extent otherwise required by the federal securities laws, exchange rules, the SEC or any other securities authorities or any rules and regulations promulgated thereby, any other documents or communications provided by SRAC or the Company to any governmental entity or to any securityholders of SRAC or the Company) of the Investor’s identity and beneficial ownership of the subscribed Shares and the nature of the Investor’s commitments, arrangements and understandings under and relating to this Subscription Agreement and, if deemed appropriate by SRAC or the Company, a copy of this Subscription Agreement, all solely to the extent required by applicable law or any regulation or stock exchange listing requirement. The Investor will promptly provide any information reasonably requested by SRAC or the Company for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the SEC).

o. SRAC shall, by 9:30 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated hereby (and of the other subscription agreements related to the private placement of the Shares entered into prior to the release or filing of such Disclosure Document), the Transaction and any other material, non-public information that SRAC or the Company has provided to the Investor at any time prior to the filing of the Disclosure Document. As of immediately following the filing of the Disclosure Document with the SEC, to the knowledge of SRAC, the Investor shall not be in possession of any material, non-public information received from SRAC, the Company, any of their respective subsidiaries or any of their respective officers, directors, employees, affiliates or agents that is not disclosed in the Disclosure Document or in prior filings with the SEC. In addition, effective upon the filing of the Disclosure Document, SRAC acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between SRAC, on the one hand, and the Investor or any of its affiliates, on the other hand, shall terminate and be of no further force or effect.

p. If any change in the number, type or classes of authorized shares of SRAC (including the Shares) shall occur between the date hereof and immediately prior to the Closing by reason of reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Shares issued to the Investor shall be appropriately adjusted to reflect such change.

11. Non-Reliance. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of SRAC expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in SRAC.

[SIGNATURE PAGES FOLLOW]

Annex G-12

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:
By: _____________________________________
Name: ___________________________________
Title: ___________________________________
Name in which Shares are to be registered (if different):	Date: ________, 2020
Investor’s EIN:
Business Address-Street:	Mailing Address-Street (if different):
City, State, Zip:	City, State, Zip:
Attn: ____________________________________	Attn: _________________________________
Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:
Number of Shares subscribed for:
Aggregate Subscription Amount: $	Price Per Share: $10.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by SRAC in the Closing Notice. To the extent the offering is oversubscribed, the number of Shares received may be less than the number of Shares subscribed for.

Signature Page to Subscription Agreement

Annex G-13

IN WITNESS WHEREOF, SRAC has accepted this Subscription Agreement as of the date set forth below.

STABLE ROAD ACQUISITION CORP.
By:
Name:
Title:

Date:           , 2020

Signature Page to Subscription Agreement

Annex G-14

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.     QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐    We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

B.      INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.      ☐    We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box below indicating the provision under which we qualify as an “accredited investor.”

2.      ☐    We are not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who SRAC reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐    Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐    Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐    Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐    Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐    Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐    Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

This page should be completed by the Investor and constitutes a part of the Subscription Agreement.

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Annex H

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], [•], is made and entered into by and among [•], a Delaware corporation, formerly known as Stable Road Acquisition Corp., a Delaware Corporation (the “Company”), SRC-NI Holdings, LLC, a Delaware limited liability company (the “Sponsor”), the undersigned parties listed as Existing Holders on the signature pages hereto (each such party, together with the Sponsor and any person or entity deemed an “Existing Holder” who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, an “Existing Holder” and collectively the “Existing Holders”) and the undersigned parties listed as New Holders on the signature pages hereto (each such party, together with any person or entity deemed a “New Holder” who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “New Holder” and collectively the “New Holders”). Capitalized terms used but not otherwise defined in this Agreement shall have the meaning ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, on November 7, 2019, the Company, the Sponsor and Cantor entered into that certain Registration Rights Agreement (the “Existing Registration Rights Agreement”), pursuant to which the Company granted the Existing Holders certain registration rights with respect to certain securities of the Company;

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 7, 2020, by and among the Company, Project Marvel First Merger Sub, Inc., a Delaware corporation, Project Marvel Second Merger Sub, LLC, a Delaware limited liability company, and Momentus Inc., a Delaware corporation;

WHEREAS, upon the closing of the transactions contemplated by the Merger Agreement and subject to the terms and conditions set forth therein, the Existing Holders and New Holders will hold shares of Class A common stock, par value $0.0001 per share, of the Company (“Class A Common Stock”), in each case, in such amounts and subject to such terms and conditions as set forth in the Merger Agreement;

WHEREAS, pursuant to Section 5.5 of the Existing Registration Rights Agreement, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the holders of a majority-in-interest of the “Registrable Securities” (as such term was defined in the Existing Registration Rights Agreement) at the time in question; and

WHEREAS, the Company and Sponsor desire to amend and restate the Existing Registration Rights Agreement in order to provide the Existing Holders and the New Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article I

DEFINITIONS

1.1     Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

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“Affiliate” shall mean, with respect to any person or entity, any other person or entity who, directly or indirectly, controls, is controlled by, or is under direct or indirect common control with, such person or entity, and “control,” when used with respect to any specified person or entity, shall mean the power to direct or cause the direction of the management and policies of such person or entity, directly or indirectly, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” shall have the meaning given in the Preamble.

“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) not involving a “road show” and without other substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Board” shall mean the Board of Directors of the Company.

“Cantor” shall mean Cantor Fitzgerald & Co.

“Cantor Private Placement Units” shall mean the units purchased by Cantor pursuant to that certain Unit Subscription Agreement, by and between the Company and Cantor, dated as of November 7, 2019, each unit consisting of one share of Class A Common Stock and one-half of one warrant to purchase one share of Class A Common Stock.

“Class A Common Stock” shall have the meaning given in the Recitals hereto.

“Class B Common Stock” shall mean Class B common stock, par value $0.0001 per share, of the Company.

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble.

“Company Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.

“Demand Registration” shall have the meaning given in subsection 2.2.1.

“Demanding Holder” shall have the meaning given in subsection 2.2.1.

“Effectiveness Deadline” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Holders” shall have the meaning in the Preamble.

“Existing Registration Rights Agreement” shall have the meaning given in the Recitals hereto.

“Form S-1 Shelf” shall have the meaning given in subsection 2.1.1.

“Form S-3 Shelf” shall have the meaning given in subsection 2.1.1.

“Founder Lock-Up Period” shall mean, with respect to the Founder Shares held by the Existing Holders or its Permitted Transferees, the period ending on the earlier of (A) six (6) months after the date hereof or (B) the first date the closing price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period commencing after the date hereof or (C) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property.

“Founder Shares” shall mean all shares of Class B Common Stock that are issued and outstanding as of the date hereof and owned by the Sponsor or its Permitted Transferees (including SRAC PIPE Partners LLC), and all shares of Class A Common Stock issued upon conversion thereof.

“Holders” shall mean the Existing Holders and the New Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2.

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“Insider Letter” shall mean that certain letter agreement, dated as of November 7, 2019, by and among the Company, the Sponsor and each of the Company’s officers, directors and director nominees, as amended, restated or otherwise modified from time to time (including pursuant to that certain letter agreement, dated as of [•], [•], by and between the Sponsor and the Company).

“Lock-Up Period” shall mean the Founder Lock-Up Period and the Private Placement Lock-Up Period, as applicable.

“Maximum Number of Securities” shall have the meaning given in subsection 2.2.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the light of the circumstances under which they were made) not misleading.

“New Holders” shall have the meaning given in the Preamble.

“Permitted Transferees” shall mean (a) with respect to an Existing Holder and its respective Permitted Transferees, any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Founder Lock-Up Period or the Private Placement Lock-Up Period, as the case may be, under the Insider Letter, this Agreement and any other applicable agreement between such Holder and the Company, and to any transferee thereafter, provided, that Permitted Transferees shall also include (i) any Affiliate of such Existing Holder or (ii) a trust for the benefit of such Existing Holder or the stockholders or general and limited partners of such Existing Holder, and (b) with respect to a New Holder and its respective Permitted Transferees, to any of such New Holder’s Affiliates or to any fund or investment account managed by such New Holder or the same management company that manages such New Holder, provided that such transferee to which a transfer is being made pursuant to clause (a) or (b) above, if not a Holder, enters into a written agreement with the Company agreeing to be bound by the restrictions herein and receive the rights granted to such Holder herein.

“Piggyback Registration” shall have the meaning given in subsection 2.3.1.

“Private Placement Lock-Up Period” shall mean, with respect to Private Placement Units that are held by the initial purchasers of such Private Placement Units or their Permitted Transferees, and any of the securities underlying the Private Placement Units, including the Private Placement Shares, the Private Placement Warrants and the Class A Common Stock issued or issuable upon the exercise of the Private Placement Warrants and that are held by the initial purchasers of the Private Placement Units or their Permitted Transferees, the period ending thirty (30) days after the date hereof.

“Private Placement Shares” shall mean the shares of Class A Common Stock comprising the Private Placement Units.

“Private Placement Units” shall mean the Sponsor Private Placement Units and the Cantor Private Placement Units.

“Private Placement Warrants” shall mean the warrants comprising the Private Placement Units.

“Pro Rata” shall have the meaning given in subsection 2.2.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) the shares of Class A Common Stock issued or issuable upon the conversion of any Founder Shares, (b) the Private Placement Units (including the Private Placement Shares, the Private Placement Warrants and the Class A Common Stock issued or issuable upon the exercise of the Private Placement Warrants), (c) any issued and outstanding share of Class A Common Stock or any other equity security (including the shares of Class A Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by an Existing Holder as of the date of this Agreement, (d) any outstanding shares of Class A Common Stock or any other equity security of the Company held by a New Holder (i) as of the date of this Agreement (including the shares of

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Class A Common Stock issued or issuable upon the exercise of any such other equity security) or (ii) that are otherwise issued in connection with the transactions contemplated by the Merger Agreement and (e) any other equity security of the Company issued or issuable with respect to any such share of Class A Common Stock described in the foregoing clauses (a) through (d) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; or (D) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (“Rule 144”) (but with no volume or other restrictions or limitations); provided, further, that any security that ceases to be a Registrable Security pursuant to clause (D) above shall again be treated as a Registrable Security if at any point such security may no longer be sold without registration pursuant to Rule 144 without any volume or other restrictions or limitations.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)     all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Class A Common Stock is then listed;

(B)     fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)     printing, messenger, telephone and delivery expenses;

(D)     reasonable fees and disbursements of counsel for the Company;

(E)     reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F)     reasonable fees and expenses of (i) one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration not to exceed $50,000 per Demand Registration and (ii) one (1) legal counsel selected by the Sponsor (if the Sponsor is participating in a Demand Registration but is not the majority-in-interest of the Demanding Holdings) for the purpose of delivering any required legal opinion on behalf of the Sponsor not to exceed $25,000 per Demand Registration, but only payable in the event legal opinion on behalf of Sponsor is required.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities required to be filed pursuant to Article II of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.2.1.

“Restricted Shares” shall have the meaning given in subsection 3.6.1.

“Rule 144” shall have the meaning given in the definition of “Registrable Securities.”

“Rule 415” shall have the meaning given in subsection 2.1.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.

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“Shelf Underwritten Offering” shall have the meaning given in subsection 2.1.3.

“Sponsor” shall have the meaning given in the Preamble.

“Sponsor Private Placement Units” shall mean the units purchased by the Sponsor pursuant to that certain Unit Subscription Agreement, by and between the Company and the Sponsor, dated as of November 7, 2019, each unit consisting of one share of Class A Common Stock and one-half of one warrant to purchase one share of Class A Common Stock.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

Article II

REGISTRATIONS

2.1     Shelf Registration.

2.1.1     Initial Registration. The Company shall, as soon as practicable, but in any event within thirty (30) days after the consummation of the transactions contemplated by the Merger Agreement, file a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) (“Rule 415”) on the terms and conditions specified in this subsection 2.1.1 and shall use its reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof, but in no event later than the earlier of (i) sixty (60) days following the filing deadline (or ninety (90) days after the filing deadline if the Registration Statement is reviewed by, and receives comments from, the Commission) and (ii) five (5) business days after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Deadline”). The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be a shelf registration statement on Form S-3 (a “Form S-3 Shelf”) or, if Form S-3 is not then available to the Company, on Form S-1 (a “Form S-1 Shelf”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use its reasonable best efforts to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. As soon as practicable following the effective date of a Registration Statement filed pursuant to this subsection 2.1.1, but in any event within five (5) business days of such date, the Company shall notify the Holders of the effectiveness of such Registration Statement. When effective, a Registration Statement filed pursuant to this subsection 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made).

2.1.2     Form S-3 Shelf. If the Company files a Form S-1 Shelf and thereafter the Company becomes eligible to use Form S-3 for secondary sales, the Company shall use its reasonable best efforts to file a Form S-3 Shelf as promptly as practicable to replace the shelf registration statement that is a Form S-1 Shelf and have the Form S-3 Shelf declared effective as promptly as practicable and to cause such Form S-3 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.

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2.1.3     Shelf Takedown. At any time and from time to time following the effectiveness of the shelf registration statement required by subsection 2.1.1 or 2.1.2, any Holder may request to sell all or a portion of their Registrable Securities in an underwritten offering that is registered pursuant to such shelf registration statement, including a Block Trade if the Company files a Form S-3 Shelf and is eligible to use Form S-3 for secondary sales (a “Shelf Underwritten Offering”), provided, that such Holder(s) (a) reasonably expect aggregate gross proceeds from all Holders participating in such Shelf Underwritten Offering to exceed $10,000,000 or (b) reasonably expects to sell all of the Registrable Securities held by such Holder in such Shelf Underwritten Offering. All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Company (the “Shelf Takedown Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering. Except with respect to a Block Trade requested pursuant to Section 2.5, within two (2) business days after receipt of any Shelf Takedown Notice, the Company shall give written notice of such requested Shelf Underwritten Offering to all other Holders of Registrable Securities (the “Company Shelf Takedown Notice”) and, subject to the provisions of Section 2.2.4, shall include in such Shelf Underwritten Offering all Registrable Securities with respect to which the Company has received written requests for inclusion therein, within four (4) days after sending the Company Shelf Takedown Notice. The Company shall enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the managing Underwriter or Underwriters selected by the Holders after consultation with the Company and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities. In connection with any Shelf Underwritten Offering contemplated by this subsection 2.1.3, subject to Section 3.3 and Article IV, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations of the Company and the selling stockholders as are customary in underwritten offerings of securities by the Company.

2.1.4     Holder Information Required for Participation in Shelf Registration. At least ten (10) business days prior to the first anticipated filing date of a Registration Statement pursuant to this Article II, the Company shall use reasonable efforts to notify each Holder in writing (which may be by email) of the information reasonably necessary about the Holder to include such Holder’s Registrable Securities in such Registration Statement. Notwithstanding anything else in this Agreement, the Company shall not be obligated to include such Holder’s Registrable Securities to the extent the Company has not received such information, and received any other reasonably requested agreements or certificates, on or prior to the fifth (5th) business day prior to the first anticipated filing date of a Registration Statement pursuant to this Article II.

2.2     Demand Registration.

2.2.1     Request for Registration. Subject to the provisions of subsection 2.2.4 hereof and provided that the Company does not have an effective Registration Statement pursuant to subsection 2.1.1 outstanding covering Registrable Securities, following the expiration of the applicable Lock-Up Period, (a) the Existing Holders of at least a majority in interest of the then-outstanding number of Registrable Securities held by the Existing Holders or (b) the New Holders of at least a majority-in-interest of the then-outstanding number of Registrable Securities held by the New Holders (the “Demanding Holders”), in each case, may make a written demand for Registration of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, but not more than sixty (60) days immediately after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated to effect more than (x) an aggregate of three (3) Registrations pursuant to a Demand Registration by the Existing Holders under this subsection 2.2.1 with respect to any or all Registrable Securities held by such Existing Holders and (y) an aggregate of three (3) Registrations pursuant to a Demand Registration by the New Holders under this subsection 2.2.1 with respect to any or all Registrable Securities

Annex H-6

held by such New Holders. Notwithstanding the foregoing, (i) the Company shall not be required to give effect to a Demand Registration from a Demanding Holder if the Company has registered Registrable Securities pursuant to a Demand Registration from such Demanding Holder in the preceding one hundred and eighty (180) days, or (ii) the Company’s obligations with respect to any Demand Registration shall be deemed satisfied so long as the Registration Statement filed pursuant to subsection 2.1.1 includes all of such Demanding Holder’s Registrable Securities and is effective.

2.2.2     Effective Registration. Notwithstanding the provisions of subsection 2.2.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; and provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.2.3     Underwritten Offering. Subject to the provisions of subsection 2.2.4, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration, which Underwriter(s) shall be reasonably satisfactory to the Company.

2.2.4     Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Class A Common Stock or other equity securities that the Company desires to sell and the Class A Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (in each case pro rata based on the respective number of Registrable Securities that such Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that such Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Class A Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Class A Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

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2.2.5     Demand Registration Withdrawal. Any of the Demanding Holders initiating a Demand Registration or any of the Requesting Holders (if any), pursuant to a Registration under subsection 2.2.1, shall have the right to withdraw from a Registration pursuant to such Demand Registration or a Shelf Underwritten Offering pursuant to subsection 2.1.3 for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration (or in the case of an Underwritten Registration pursuant to Rule 415, at least five (5) business days prior to the time of pricing of the applicable offering). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration or a Shelf Underwritten Offering prior to its withdrawal under this subsection 2.2.5.

2.3     Piggyback Registration.

2.3.1     Piggyback Rights. If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to subsection 2.1.1 or 2.1.2 hereof), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan or (v) a Block Trade, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.3.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.3.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.3.2     Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the Class A Common Stock that the Company desires to sell, taken together with (i) the Class A Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.3 hereof, and (iii) the Class A Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggyback registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a)     If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Class A Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Class A Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggyback registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

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(b)     If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Class A Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1, Pro Rata based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Class A Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Class A Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.3.3     Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration (or in the case of an Underwritten Registration pursuant to Rule 415, at least five (5) business days prior to the time of pricing of the applicable offering). The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.3.3.

2.3.4     Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof or a Shelf Underwritten Offering effected under subsection 2.1.3.

2.4     Restrictions on Registration Rights. If (A) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.2.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of an Underwriter or Underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than sixty (60) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any twelve (12)-month period.

2.5     Block Trades.

2.5.1     Notwithstanding any other provision of this Article II, but subject to Sections 2.4 and 3.4, at any time and from time to time when an effective Form S-3 Shelf is on file with the Commission, if one or more Demanding Holders desire to effect a Block Trade with a total offering price reasonably expected to exceed, in the aggregate, either (x) $15,000,000 or (y) all remaining Registrable Securities held by such Demanding Holder(s), but in no event less than $10,000,000, then such Demanding Holder(s) shall provide written notice to the Company at least five (5) business days prior to the date such Block Trade will commence. As expeditiously as possible, the Company shall use its commercially reasonable efforts to facilitate such Block Trade. The Demanding Holders shall

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use reasonable best efforts to work with the Company and the Underwriter(s) (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade) prior to making such request in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade and any related due diligence and comfort procedures.

2.5.2     Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade, a majority-in-interest of the Demanding Holders initiating such Block Trade shall have the right to withdraw from such Block Trade upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Block Trade. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade prior to its withdrawal under this subsection 2.5.2.

2.5.3     Notwithstanding anything to the contrary in this Agreement, Section 2.3 shall not apply to a Block Trade initiated by a Demanding Holder pursuant to this Agreement.

2.5.4     The Demanding Holder(s) in a Block Trade shall have the right to select the Underwriter(s) for such Block Trade (which shall consist of one or more reputable nationally recognized investment banks).

2.5.5     A Holder in the aggregate may demand no more than four (4) Block Trades pursuant to this Section 2.5 in any twelve (12) month period.

Article III

COMPANY PROCEDURES

3.1     General Procedures. If the Company is required to effect the Registration of Registrable Securities, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1     prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2     prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by a majority-in-interest of the Holders of Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3     prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriter(s), if any, and each Holder of Registrable Securities included in such Registration, and each such Holder’s legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriter(s) and each Holder of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4     prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such

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Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5     cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6     provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7     advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8     at least three (3) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities and its counsel, including, without limitation, providing copies promptly upon receipt of any comment letters received with respect to any such Registration Statement or Prospectus;

3.1.9     notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10     permit a representative of the Holders (such representative to be selected by a majority-in-interest of the participating Holders), the Underwriter(s), if any, and any attorney or accountant retained by such Holders or Underwriter(s) to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representative or Underwriter enters into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information; and provided further, the Company may not include the name of any Holder or Underwriter or any information regarding any Holder or Underwriter in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder or Underwriter and providing each such Holder or Underwriter a reasonable amount of time to review and comment on such applicable document, which comments the Company shall include unless contrary to applicable law;

3.1.11     obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter(s) may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12     on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain and deliver to the Holders a copy of an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the placement agent or sales agent, if any, and the Underwriter(s), if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Underwriter(s) may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.13     in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

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3.1.14     make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first (1st) day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15     if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter(s) in any Underwritten Offering; and

3.1.16     otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2     Registration Expenses. Except as otherwise provided herein, the Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3     Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements (subject to subsection 3.6.3 hereof), underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4     Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than sixty (60) consecutive days or one hundred-twenty (120) total days in any twelve (12)-month period, determined in good faith by the Company to be necessary for such purpose; provided, however, that the Company shall not defer its obligations in this manner more than two times in any twelve (12)-month period. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5     Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of the Class A Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, including providing any legal opinions.

3.6     Transfer Restrictions.

3.6.1     Except with respect to a Transfer to a Permitted Transferee, during the applicable Lock-Up Periods, no Existing Holder shall, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or distribute (“Transfer”) any (i) shares of Class A Common Stock or any other shares of the Company’s capital stock, (ii) options or warrants to purchase any shares of Class A Common Stock or

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any other shares of the Company’s capital stock or (iii) securities convertible into, exercisable for, exchangeable for or that represent the right to receive shares of Class A Common Stock or any other shares of the Company’s capital stock, in each case, whether now owned or hereinafter acquired, that are owned directly by such Existing Holder (including securities held as a custodian) or with respect to which such Existing Holder has beneficial ownership within the rules and regulations of the SEC (collectively, the “Restricted Shares”), or publicly disclose the intention to make any offer, sale, pledge, grant, disposition or transfer of the Restricted Shares. The foregoing restriction is expressly agreed to preclude each Existing Holder from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Restricted Shares even if such Restricted Shares would be disposed of by someone other than such Existing Holder. Such prohibited hedging or other transactions include any short sale or any purchase, sale or grant of any right (including any put or call option) with respect to any of the Restricted Shares of the applicable Existing Holder or with respect to any security that includes, relates to, or derives any significant part of its value from such Restricted Shares. Notwithstanding the foregoing, with respect to SRAC PIPE Investors LLC, only the [176,471] Founder Shares held by SRAC PIPE Investors LLC shall be Restricted Shares, and this Section 3.6 shall not apply to any other shares of Class A Common Stock held by such entity.

3.6.2     Each Existing Holder hereby represents and warrants that it now has and, except as contemplated by this subsection 3.6.2 for the duration of the applicable Lock-Up Period, will have good and marketable title to its Restricted Shares, free and clear of all liens, encumbrances, and claims that could impact the ability of such Existing Holder to comply with the foregoing restrictions. Each Existing Holder agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent against the transfer of any Restricted Shares during the applicable Lock-Up Period, except in compliance with the foregoing restrictions.

3.6.3     In connection with any Underwritten Offering (other than a Block Trade), the Company and each Holder proposing to distribute their Registrable Securities through such Underwritten Offering will agree (with respect to the Registrable Securities held by such Holder) to be bound by the underwriting agreement’s lock-up restrictions (which must apply in like manner to all such Holders) that are agreed to by (a) the Company, if a majority of the shares being sold in such Underwritten Offering are being sold for its account, and (b) Holders holding a majority of the shares being sold by all Holders, if a majority of the shares being sold in such Underwritten Offering are being sold by the Holders, provided that, in no event shall any lock-up restriction in accordance with this subsection 3.6.3 exceed a period of forty-five (45) days from the date of the final Prospectus for any such Underwritten Offering, except with respect to the first Underwritten Offering following the closing of the transactions contemplated by the Merger Agreement, if the managing Underwriter or Underwriters, in good faith, advise the Company in writing that a lock-up restriction of a period of forty-five (45) or fewer days would have a material adverse impact on such Underwritten Offering, then such lock-up restrictions shall be for the number of days such managing Underwriter or Underwriters so advise, not to exceed a period of ninety (90) days from the date of the final Prospectus for any such Underwritten Offering.

Article IV

INDEMNIFICATION AND CONTRIBUTION

4.1     Indemnification.

4.1.1     The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

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4.1.2     In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities in such offering giving rise to such liability. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3     Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4     The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5     If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action and the benefits received by the such indemnifying party or indemnified party; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder from the sale of Registrable Securities in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred

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by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by Pro Rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

Article V

MISCELLANEOUS

5.1     Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third (3rd) business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail (provided no “bounce back” or notice of non-delivery is received) or facsimile, at such time as it is delivered to the addressee (except in the case of electronic mail, with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: [•], and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2     Assignment; No Third Party Beneficiaries.

5.2.1     Subject to Section 5.2.3, this Agreement and the rights, duties and obligations of the Company and the Holders of Registrable Shares, as the case may be, hereunder may not be assigned or delegated by the Company or the Holders of Registrable Securities, as the case may be, in whole or in part.

5.2.2     Prior to the expiration of the Founder Lock-Up Period or the Private Placement Lock-Up Period, as the case may be, no Existing Holder who is subject to any such Lock-Up Period may assign or delegate such Existing Holder’s rights, duties or obligations under this Agreement, in whole or in part, in violation of the applicable Lock-Up Period, except in connection with a transfer of Registrable Securities by such Existing Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement.

5.2.3     This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4     This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5     No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3     Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4     Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF

Annex H-15

NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

5.5     Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority-in-interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects either the Existing Holders as a group or the New Holders as a group, respectively, in a manner that is materially adversely different from the Existing Holders or New Holders, as applicable, shall require the consent of at least a majority-in-interest of the Registrable Securities held by such Existing Holders or New Holders, as applicable, at the time in question; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected; provided, further, that notwithstanding the foregoing, no amendment hereto or waiver hereof that has the effect of extending the Lock-Up Period applicable to any particular Holder shall be enforceable against, or effective with respect to, such Holder without such Holder’s written consent. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.6     Other Registration Rights. The Company represents and warrants that, other than pursuant to (a) that certain Warrant Agreement, dated as of [•], by and between Continental Stock Transfer & Trust Company and the Company and (b) those certain Subscription Agreements, dated as of [•], by and between the Company and certain persons that have become stockholders of the Company as of the date hereof in connection with the issuance of shares of Class A Common Stock on the terms set forth therein, no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail. The Company agrees that it will not, after the date of this Agreement, enter into any agreement which materially and adversely interferes with the rights granted to the Holders of Registrable Securities in this Agreement or otherwise conflicts with the provisions hereof, including allowing any other holder of Class A Common Stock to have registration rights in the nature or substantially in the nature of those set forth in this Agreement that would have priority over or pari passu with the Registrable Securities with respect to the inclusion of such securities in any Registration Statement.

5.7     Term. This Agreement shall terminate upon the earlier of (a) the tenth anniversary of the date of this Agreement, (b) the date as of which all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (c) with respect to a particular Holder, the date as of which all Registrable Securities held by such Holder have been sold (x) pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (y) under Rule 144 or another exemption from registration under the Securities Act; provided that, for purposes of this Section 5.7, securities constituting Registrable Securities shall be determined without regard and without giving effect to clause (D) contained in the definition of Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

[Signature Page Follows]

Annex H-16

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:
[•],
a Delaware corporation
By:
Name:
Title
EXISTING HOLDERS:
[•],
a Delaware limited liability company
By:
Name:
Title
[•],
a Delaware limited liability company
By:
Name:
Title
CANTOR FITZGERALD AND CO.
By:
Name:
Title

NEW HOLDERS:
[•],
a Delaware limited liability company
By:
Name:
Title

[Signature Page to Amended and Restated Registration Rights Agreement]

Annex H-17

Annex I

AMENDMENT NO. 1 TO SUBSCRIPTION AGREEMENT

THIS AMENDMENT NO. 1 TO SUBSCRIPTION AGREEMENT (this “Amendment”) is being entered into as of July 15, 2021, by and between the undersigned subscriber (the “Investor”) and Stable Road Acquisition Corp., a Delaware corporation (“SRAC”). Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Subscription Agreement (as defined below).

WHEREAS, SRAC and the Investor are parties to that certain Subscription Agreement, dated October 7, 2020 (the “Subscription Agreement”); and

WHEREAS, the parties hereto desire to amend certain terms of the Subscription Agreement as of the date hereof and on the terms set forth herein.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1.      Amendments.

(a)     All references to the “Transaction Agreement” in the Subscription Agreement shall be deemed to mean the Transaction Agreement as amended or modified by Amendment No. 1, dated March 5, 2021; Amendment No. 2, dated April 6, 2021; and Amendment No. 3, dated June 29, 2021.

(b)     Clause (iv) of Section 3(c) of the Subscription Agreement is amended and restated in its entirety to read as follows: “(iv) no amendment or modification of the Transaction Agreement shall have occurred after July 15, 2021 that materially and adversely affects the Investor’s economic benefits under this Subscription Agreement.”

(c)     Notwithstanding anything to the contrary in the Subscription Agreement, the number of Shares subscribed for by the Investor, and the Subscription Amount, shall be as set forth on the signature page to this Amendment; provided that if the signature page hereto indicates “no change” or similar indication, then the number of Shares subscribed for and the Subscription Amount shall remain as set forth in the Subscription Agreement.

2.      Issuance of Warrants.

(a)     Subject to the terms and conditions of the Subscription Agreement, concurrently with the Investor’s purchase from SRAC of the number of Shares contemplated by the Subscription Agreement, SRAC shall issue to the Investor warrants to purchase one share of Class A Common Stock, on the terms set forth in the Warrant Agreement for “Post IPO Warrants” (as such term is defined in the Warrant Agreement), for each Share purchased pursuant to the Subscription Agreement (the “Warrants”), in consideration of the payment of the Subscription Amount. The warrants will have an initial exercise price of $11.50 per share.

(b)     The terms and conditions of the Subscription Agreement, including without limitation the representations and warranties of SRAC in Section 5 of the Subscription Agreement and of the Investor in Section 6 of the Subscription Agreement, shall apply mutatis mutandis to the Warrants (and the Shares underlying the Warrants) to the same extent as the subscribed Shares, as applicable. For the avoidance of doubt, the registration rights in Section 7 of the Subscription Agreement shall apply to the Shares underlying the Warrants, in addition to the subscribed Shares.

(c)     “Warrant Agreement” means that certain Warrant Agreement, dated as of November 7, 2019, by and between SRAC and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent, which agreement has been filed as Exhibit 4.1 to SRAC’s Annual Report on Form 10-K/A filed with the SEC on June 10, 2021.

3.     Representations. Each of the parties represents and warrants that this Amendment has been duly authorized, executed and delivered by such party and is enforceable against such party in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

Annex I-1

4.     Miscellaneous. The Subscription Agreement is amended only as expressly provided in this Amendment and shall otherwise remain in full force and effect. From and after the execution of this Amendment by the parties hereto, any reference to the Subscription Agreement in the Subscription Agreement or in any other agreements, documents, or instruments executed or delivered pursuant to, or in connection with, the Subscription Agreement, shall be deemed a reference to the Subscription Agreement as amended hereby. Without limiting any other provision of this Amendment, the parties hereto agree that the provisions of Section 10 of the Subscription Agreement, as applicable, are incorporated herein by reference, mutatis mutandis.

[Signature page immediately follows.]

Annex I-2

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first set forth above.

Name of Investor:
By:
Name:
Title:

Number of Shares subscribed for: _______________
Aggregate Subscription Amount: $______________

Annex I-3

Acknowledged and agreed:
STABLE ROAD ACQUISITION CORP.
By:
Name:	Brian Kabot
Title:	Chief Executive Officer
MOMENTUS INC.
By:
Name:
Title:

Annex I-4

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers

The Registrant’s amended and restated certificate of incorporation provides that its directors, officers, employees and agents are entitled to be indemnified by the Registrant to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (“DGCL”). Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)     A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)     To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d)    Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)     Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former officers and directors or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)     The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g)    A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)    For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)     For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)     The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)    The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any by law, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Registrant’s directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Section 102(b)(7) of the DGCL, the Registrant’s amended and restated certificate of incorporation, provides that no director shall be personally liable to the Registrant or any of its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision on the Registrant’s amended and restated certificate of incorporation is to eliminate the Registrant’s rights and those of the stockholders (through stockholders’ derivative suits on the Registrant’s behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate the Registrant’s rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with the Registrant’s amended and restated certificate of incorporation, the liability of the Registrant’s directors to it or its stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of the Registrant’s amended and restated certificate of incorporation limiting or eliminating the liability of directors, whether by its stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits the Registrant to further limit or eliminate the liability of directors on a retroactive basis.

The Registrant’s amended and restated certificate of incorporation provides that it will, to the fullest extent authorized or permitted by applicable law, indemnify its current and former officers and directors, as well as those persons who, while directors or officers of its corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding.

Notwithstanding the foregoing, a person eligible for indemnification pursuant to the Registrant’s amended and restated certificate of incorporation will be indemnified by the Registrant in connection with a proceeding initiated by such person only if such proceeding was authorized by the Registrant’s board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification which is conferred by the Registrant’s amended and restated certificate of incorporation is a contract right that includes the right to be paid by the Registrant the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by the Registrant’s officer or director (solely in the capacity as an officer or director of its corporation) will be made only upon delivery to the Registrant of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under the Registrant’s amended and restated certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by the Registrant’s amended and restated certificate of incorporation may have or hereafter acquire under law, the Registrant’s amended and restated certificate of incorporation, the Registrant’s bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of the Registrant’s amended and restated certificate of incorporation affecting indemnification rights, whether by the Registrant’s stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits the Registrant to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. The Registrant’s amended and restated certificate of incorporation permits it, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by the Registrant’s amended and restated certificate of incorporation.

The Registrant’s bylaws include provisions relating to the advancement of expenses and indemnification rights consistent with those set forth in the Registrant’s amended and restated certificate of incorporation. In addition, the Registrant’s bylaws provide for a right of indemnity to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by the Registrant within a specified period of time. The Registrant’s bylaws also permit it to purchase and maintain insurance, at its expense, to protect the Registrant and/or any director, officer, employee or agent of the Registrant’s corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of the Registrant’s bylaws affecting indemnification rights, whether by the Registrant’s board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits the Registrant to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

The Registrant has entered into indemnification agreements with each of its officers and directors. These agreements require the Registrant to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the Registrant, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21.     Exhibits and Financial Statement Schedules

Exhibit Number	Description of Exhibit
2.1†**

Agreement and Plan of Merger, dated as of October 7, 2020, by and among Stable Road Acquisition Corp., Project Marvel First Merger Sub, Inc., Project Marvel Second Merger Sub, LLC, and Momentus Inc. (included as Annex A to the proxy statement/consent solicitation statement/prospectus which forms part of this Registration Statement).

2.2**

Amendment No. 1 to Agreement and Plan of Merger, dated March 5, 2021, by and among Stable Road Acquisition Corp., Project Marvel First Merger Sub, Inc., Project Marvel Second Merger Sub, LLC, and Momentus Inc. (included as Annex A to the proxy statement/consent solicitation statement/prospectus which forms part of this Registration Statement).

2.3**

Amendment No. 2 to Agreement and Plan of Merger, dated as of April 6, 2021, by and among Stable Road Acquisition Corp., Project Marvel First Merger Sub, Inc., Project Marvel Second Merger Sub, LLC, and Momentus Inc. (included as Annex A to the proxy statement/consent solicitation statement/prospectus which forms part of this Registration Statement).

2.4**

Amendment No. 3 to Agreement and Plan of Merger, dated as of June 29, 2021, by and among Stable Road Acquisition Corp., Project Marvel First Merger Sub, Inc., Project Marvel Second Merger Sub, LLC, and Momentus Inc. (included as Annex A to the proxy statement/consent solicitation statement/prospectus which forms part of this Registration Statement).

3.1**

Form of Second Amended and Restated Certificate of Incorporation of Stable Road Acquisition Corp. (included as Annex B to the proxy statement/consent solicitation statement/prospectus which forms part of this Registration Statement).

3.2**	Form of Amended and Restated Bylaws of Stable Road Acquisition Corp.
4.1**	Warrant Agreement, dated November 7, 2019, between Continental Stock Transfer & Trust Company and SRAC (incorporated by reference to SRAC’s Current Report on Form 8-K, filed on November 13, 2019).
5.1**	Legal opinion of Kirkland & Ellis LLP.
8.1**	Tax opinion of Kirkland & Ellis LLP.
10.1**	Form of Subscription Agreement (attached as Annex G to the proxy statement/consent solicitation statement/prospectus which forms part of this Registration Statement).

Exhibit Number	Description of Exhibit
10.2**

Form of Support Agreement, dated as of October 7, 2020, by and between SRAC, on the one hand, and each of Momentus PML SPV 1 LP and PML, on the other hand (included as Annex F to the proxy statement/consent solicitation statement/prospectus which forms part of this Registration Statement).

10.3**

Sponsor Agreement, dated as of October 7, 2020, by and among Stable Road Acquisition Corp. and SRC-NI Holdings, LLC (included as Annex E to the proxy statement/consent solicitation statement/prospectus which forms part of this Registration Statement).

10.4**

Form of Repurchase Agreement, dated as of June 8, 2021, between the Company and each of (i) Mikhail Kokorich and Dorsey & Whitney Trust Company LLC, as trustee of the Mikhail Kokorich 2021 Irrevocable Trust u/a/d March 1, 2021, (2) Mikhail Kokorich and Dorsey & Whitney Trust Company LLC, as trustee of the Momentus Inc. Voting Trust Agreement u/a/d March 1, 2021, and (3) Brainyspace LLC, Dorsey & Whitney Trust Company LLC, as trustee of the Olga Khasis 2021 Irrevocable Trust u/a/d March 1, 2021.

10.5**	Form of Amended and Restated Registration Rights Agreement (included as Annex H to the proxy statement/consent solicitation statement/prospectus which forms part of this Registration Statement).
10.6**	2021 Equity Incentive Plan (included as Annex C to the proxy statement/consent solicitation statement/prospectus which forms part of this Registration Statement).
10.7**	2021 Employee Stock Purchase Plan (included as Annex D to the proxy statement/consent solicitation statement/prospectus which forms part of this Registration Statement).
10.8**	Loan and Security Agreement, dated as of February 22, 2021, by and between Momentus Inc. and Venture Lending & Leasing IX, Inc.
10.9**	Forms of award agreement under 2021 Equity Incentive Plan.
10.10**	Space Apprentices Enterprise Inc. 2018 Stock Plan and forms of award agreement thereunder.
10.11**	Momentus Inc. Amended and Restated 2018 Stock Plan and forms of award agreement thereunder.
10.12**	Offer Letter Agreement by and between Momentus Inc. and Fred Kennedy dated September 9, 2020.
10.13**	Offer Letter Agreement by and between Momentus Inc. and Jikun Kim dated September 6, 2020.
10.14**	Offer Letter Agreement by and between Momentus Inc. and Dawn Harms dated October 18, 2019.
10.15**	Administrative Support Agreement, dated November 7, 2019, between SRAC and Stable Road Capital, LLC (incorporated by reference to SRAC’s Current Report on Form 8-K, filed on November 13, 2019).
10.16**	Unit Subscription Agreement, dated November 7, 2019, between SRAC and Sponsor (incorporated by reference to SRAC’s Current Report on Form 8-K, filed on November 13, 2019).
10.17†

National Security Agreement dated June 8, 2021 by and among Mikhail Kokorich in his individual capacity and on behalf of Nortrone Finance S.A., Lev Khasis and Olga Khasis, each in their respective individual capacities and on behalf of Brainyspace LLC, Momentus Inc., and the U.S. government, represented by the U.S. Departments of Defense and the Treasury.

23.1	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Stable Road Acquisition Corp.
23.2	Consent of Armanino LLP, independent registered public accounting firm of Momentus Inc.
23.3**	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).
23.4**	Consent of Kirkland & Ellis LLP (included in Exhibit 8.1).
24.1**	Power of Attorney (included on signature page).

Exhibit Number	Description of Exhibit
99.1**	Form of Preliminary Proxy Card.
99.2**	Consent of Chris Hadfield to be named as a director.
99.3	Consent of Mitchel B. Kugler to be named as a director.
99.4	Consent of Kimberly A. Reed to be named as a director.
99.5	Consent of Linda J. Reiners to be named as a director.
99.6	Consent of John Rood to be named as a director.

____________

**      Previously filed.

†        Certain of the exhibits and schedules to this Exhibit List have been omitted in accordance with Regulation S-K Items 601(a)(5) and 601(b)(10)(iv). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

††      Confidential portions of this exhibit were redacted pursuant to Item 601(b)(10) of Regulation S-K and will be furnished to the Securities and Exchange Commission upon request.

Item 22.     Undertakings

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

(9)    To supply by means of a post-effective amendment all information concerning this transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

(10)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Venice, State of California, on July 16, 2021.

STABLE ROAD ACQUISITION CORP.
By:	/s/ Brian Kabot
Name:	Brian Kabot
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Brian Kabot	Chief Executive Officer and Director	July 16, 2021
Brian Kabot	(Principal Executive Officer)
/s/ James Norris	Chief Financial Officer and Director	July 16, 2021
James Norris	(Principal Financial and Accounting Officer)
*	Director	July 16, 2021
Marc Lehmann
*	Director	July 16, 2021
James Hofmockel
*	Director	July 16, 2021
Ann Kono
*By:	/s/ Brian Kabot
Name:	Brian Kabot, Attorney-in-fact